SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

RECD S.E.C.
MAY 2 2 2002
1086

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002.

ASHANTI GOLDFIELDS COMPANY LIMITED

(Translation of Registrant's Name Into English)

02037303

Gold House, Patrice Lumumba Road
Roman Ridge, P.O. Box 2665
Accra, Ghana

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

PROCESSED
MAY 2 4 2002
THOMSON
FINANCIAL

NY1:#3317894v2

This report contains the following documents:

- Ashanti Goldfields Company Limited, Ashanti Capital (Second) Limited, Listing Particulars issued in connection with the Proposed Restructuring relating to the proposed issue of 14,768,310 New Shares and New GDSs and the proposed issue of US$163,928,000 7.95 per cent. Exchangeable Guaranteed Notes due 2008 (exchangeable into Ordinary Shares or Global Depository Securities of, and unconditionally guaranteed by, Ashanti)

- Ashanti Goldfields Company Limited, Proposed Restructuring of the 5 ½ per cent. Exchangeable Guaranteed Notes due 2003 and Notice of Extraordinary General Meeting

- Proposals in relation to a Scheme of Arrangement, Ashanti Capital Limited and its Noteholders

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to what action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, attorney, accountant, fund manager or other independent professional adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your interests in the Existing Notes in Ashanti Capital, please forward this document together with the accompanying documents at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. However, this document should not be forwarded or transmitted in or into Canada, Australia, the Republic of Ireland or Japan.

ACSL and the Directors of Ashanti whose names appear on page 12 accept responsibility for the information contained in this document. To the best of the knowledge and belief of ACSL and of the Directors of Ashanti (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

A copy of these Listing Particulars relating to Ashanti, ACSL, the New Shares, the New GDSs and the New Notes prepared in accordance with the UK Listing Rules made under section 74(4) of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of that Act. This document should be read in conjunction with the Scheme Document prepared in accordance with section 86 Companies Law (2001 2nd Revision) of the Cayman Islands.

The Ghana Stock Exchange has granted permission to Ashanti to list all the New Shares. The Ghana Stock Exchange assumes no responsibility for the correctness of any of the statements made or opinions or reports expressed or contained in this document. Admission to the First List of the Ghana Stock Exchange is not to be taken as an indication of the merits of Ashanti or of the New Shares.

The New Shares, the New GDSs and the New Notes have been authorised for listing on the New York Stock Exchange, subject to shareholder approval. Applications have been made to the UK Listing Authority and to the London Stock Exchange for the New Shares, the New GDSs and the New Notes to be admitted to (i) the Official List and (ii) trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective and that dealings will commence on 12 July 2002.

ASHANTI GOLDFIELDS COMPANY LIMITED

Ashanti Goldfields Company Limited

(a company incorporated with limited liability and registered under the laws of the Republic of Ghana, Registered No. 7094, ARBN 074 370 862)

Ashanti Capital (Second) Limited

(an exempted company incorporated with limited liability and registered under the laws of the Cayman Islands, Registered No. 115822)

Listing Particulars issued in connection with the Proposed Restructuring relating to the proposed issue of 14,768,310 New Shares and New GDSs and the proposed issue of US$163,928,000 7.95 per cent. Exchangeable Guaranteed Notes due 2008 (exchangeable into Ordinary Shares or Global Depositary Securities of, and unconditionally guaranteed by, Ashanti)

Close Brothers Corporate Finance Limited, which is regulated in the United Kingdom by the Financial Services Authority, and Houlihan Lokey Howard & Zukin Capital, Inc. are acting for Ashanti in connection with the Proposed Restructuring and are not acting for any person other than Ashanti and will not be responsible to any person other than Ashanti for providing the protections afforded to their customers or for providing advice to any other person in connection with the Proposed Restructuring.

This document does not constitute an offer to buy or to subscribe for, or the solicitation of an offer to buy or subscribe for, New Shares, New GDSs or New Notes. The New Shares and the New Notes to be issued pursuant to the Scheme have not been, and will not be, registered under the US Securities Act of 1933, as amended (the "Securities Act") in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. The Shares to be issued upon conversion of the New Notes have not been, and will not be, registered under the Securities Act in reliance upon the exemption from registration requirements of the Securities Act provided by Section 3(a)(9) thereof. The New Notes and the New Shares have not been, and will not be qualified for sale or issue under the laws of any state of the United States.

The distribution of this document in certain jurisdictions may be restricted by law. No action has been taken by Ashanti that would permit an offer of New Shares or New Notes or possession or distribution of this document or any offer or publicity material in any jurisdiction where action for that purpose is required, other than in the United Kingdom and Ghana. Persons into whose possession this document comes are required by Ashanti to inform themselves about and to observe any such restrictions.

15 May 2002

3

FORWARD LOOKING STATEMENTS

These Listing Particulars contain a number of statements relating to plans, forecasts, and future results of Ashanti that are considered "forward looking statements" as defined in the Private Securities Litigation Reform Act 1995 of the United States including but not limited to the restructuring of the Existing Notes, the restructuring of Ashanti's hedge book and negotiations to extend margin-free trading arrangements, the negotiations of a New RCF, future working capital, future production levels and operating costs and plans for diversification. Ashanti may also make written or oral forward looking statements in its presentations in its periodic reports and filings with the various regulatory authorities, in its annual report to shareholders, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward looking statements include statements about Ashanti's beliefs, hopes, projections and expectations, and may include statements regarding future plans, objectives or goals, anticipated production or construction commencement dates, construction completion dates, working capital, expected costs, production output, the anticipated productive life of mines, projected cashflows, debt levels, and mark-to-market values of and cashflows from the hedgebook.

Such statements are based on current plans, information, intentions, estimates and projections and certain external factors which may be beyond the control of Ashanti and, therefore, undue reliance should not be placed on them. Forward looking statements speak only as of the date they are made, and Ashanti undertakes no obligation, subject to any continous obligations or requirements of the UKLA Listing Rules, to update publicly any of them in light of new information or future events. These statements are subject to risks and uncertainties that could cause actual occurrences to differ materially from the forward looking statements, such as the risks that conditions to the restructuring of the Existing Notes may not be satisfied, fulfilled or waived, the Scheme of Arrangement might not be approved by the holders of the Existing Notes or by the relevant Court, the restructuring of Ashanti's hedge book may not be able to proceed as hoped, Ashanti may not be able to achieve the levels of production and operating costs it has projected. Additional risk factors affecting Ashanti are set out in Ashanti's filing with the US Securities and Exchange Commission.

Ashanti can give no assurances that such results, including the actual production or commencement dates, construction completion dates, costs or production output or anticipated life of the projects and mines, projected cashflows, debt levels, and mark-to-market values of and cashflows from the hedgebook, and projections of the conditions under which a particular Hedge Counterparty might be permitted to make margin calls discussed will not differ materially from the statements contained in these Listing Particulars. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors collectively referred to as "Risk Factors", many of which are beyond the control of Ashanti, which may cause actual results to differ materially from those expressed in the statements contained in these Listing Particulars. These Risk Factors include liquidity, gold price volatility, hedging operations, reserves estimates, exploration and development, mining, yearly output, infrastructure, Ghanaian political risks, environmental regulation, labour relations, general political risks, control by principal shareholders, Ghanaian Statutory provisions, dividends, litigation and restructuring risks. For example, future revenues from projects or mines described herein will be based in part upon the market price of gold, which may vary significantly from current levels. Such variations, if materially adverse, may impact the timing or feasibility of the developments of a particular project or the expansion of specified mines.

Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated life of mines include the ability to profitably produce and transport gold extracted therefrom to applicable markets, the impact of foreign currency exchange rates, the impact of any increase in the costs of inputs, and activities by governmental authorities where such projects or mines are being explored or developed, including increases in taxes, changes in environmental and other regulations and political uncertainty.

Likewise the cashflows from and mark-to-market values of the hedgebook can be affected by, inter alia, gold price volatility, US interest rates, gold lease rates and active management of the hedgebook.

Forward looking statements speak only as of the date they are made, and Ashanti undertakes no obligation, subject to any continuing obligations or requirements of the UK Listing Rules, to update publicly any of them in light of new information or future events.

RISK FACTORS

Noteholders' and Note Investor's attention is drawn to the Risk Factors set out in paragraph 22, Part XVII.

UNENFORCEABILITY OF JUDGEMENTS

Ashanti is incorporated in the Republic of Ghana with limited liability and ACSL is incorporated under the laws of the Cayman Islands as an exempted company with limited liability. With the exception of two non-executive directors of Ashanti, all of the directors and executive officers of Ashanti and ACSL reside outside the United States. All or a substantial portion of the assets of these persons and of the assets of Ashanti are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them in US courts judgements obtained in such courts predicated upon the civil liability provisions of United States federal securities laws. The principal statute governing proceedings before the Ghanaian courts is the Courts Act, 1993 (the "Courts Act"), which includes provisions relating to the enforcement of foreign judgements in Ghana. Under the Courts Act, it is possible to enforce a judgement obtained outside Ghana if, amongst other things, the courts of the country in which the judgement was given have been specifically recognised for the purposes of the Courts Act.

The High Court of England is specifically recognised for the purposes of the Courts Act and the judgement of that court can be registered in Ghana. The courts of the United States are not recognised for the purposes of the Courts Act. Even if the relevant conditions to registration are satisfied, the High Court of England retains discretion not to register judgement. In addition, any sum payable in a currency other than the Cedi under a judgement given outside Ghana will only be registered in Ghana as if it were a judgement for a Cedi amount. Ashanti has been advised by Tetteh & Co., its Ghanaian counsel, that Ghanaian law provides that the rate of exchange used in calculating the corresponding Cedi amount will be the rate prevailing at the date of the original judgement but that it is currently the practice of Ghanaian courts to use the rate prevailing at the date of final payment of the original judgement. Apart from the legislative provisions, at common law a judgement obtained outside, not registrable under the Courts Act, may be enforced by bringing an action in Ghana based on that judgement. In that case, the right to bring the action would not depend on whether or not the foreign court in which the judgement was given has been specifically recognised under the Courts Act. Ashanti has been advised by Tetteh & Co. that the Ghanaian courts would not directly enforce any judgement obtained before a court in the United States. A separate action must be brought before the Ghanaian courts in order to give effect to a United States judgement.

ACSL has been advised by Maples and Calder, its Cayman Islands counsel, that the courts of the Cayman Islands would not generally (i) enforce judgements of United States courts obtained in actions against such persons or the company predicated upon the civil liability provisions of the United States federal securities laws or (ii) entertain original actions brought in the Cayman Islands against such persons or the company predicated solely upon United States federal securities laws. There is no treaty in effect between the United States and the Cayman Islands providing for such enforcement, and there are grounds upon which Cayman Islands courts may not enforce judgements of United States courts.

Ashanti and ACSL have each expressly submitted to the jurisdiction of (i) New York State and United States federal courts sitting in The City of New York and (ii) the superior courts of England and Wales for the purposes of any suit, action or proceeding arising out of the offering of the New Notes have each appointed (i) CT Corporation System as their agent in The City of New York to accept service of process in any such action, in the United States, and (ii) Law Debenture Corporate Services Limited as their agent in London, England, to accept service of process in any such action in England and Wales. See also Risk Factors at paragraph 22 of Part XVII.

CONTENTS

6

EXPECTED TIMETABLE OF PRINCIPAL EVENTS[1]

Note Investors holding Existing Notes should observe any deadlines set by any institution and settlement system through which they hold their Existing Notes to ensure the Voting Instruction and Release Form is returned in time for the purposes of voting at the Court Meeting of Noteholders and participating in the Mix and Match Election.

	Time	Date
Record Date	5.00 p.m.	16 May 2002
Latest recommended time and date by which the Registrar must receive Voting Instruction and Release Forms for the Court Meeting and to participants in the Mix and Match Election[2]	5.00 p.m.	10 June 2002
Court Meeting of Noteholders	10.30 a.m.	17 June 2002
Extraordinary General Meeting	11.00 a.m. (GMT)	28 June 2002
Grand Court hearing to sanction the Scheme[3]	11.00 a.m.	2 July 2002
US Bankruptcy Court Hearing for a Section 304 US Bankruptcy Code permanent injunction order[4]		8 July 2002
Last day of dealings in the Existing Notes		11 July 2002
Effective Date		Not earlier than 11 July 2002
Admission of the New Shares, New GDSs and the New Notes		12 July 2002
Despatch of Scheme Consideration to Note Investors[5]		15 July 2002

NOTES:

(1) All references to time set out above are references to New York time unless otherwise stated.

(2) Voting Instruction and Release Forms must be endorsed by Account Holders and the instructions forwarded electronically by participants in DTC to DTC before the Court Meeting. Account Holders must forward the originals of the Voting Instruction and Release Forms so that they are received by the Registrar by 5.00 p.m. (New York time) on 10 June 2002.

(3) The date of the Grand Court hearing of the Petition to sanction the Scheme has not yet been settled, although it is expected to take place on or about the date indicated. If this date changes, the dates of all subsequent steps, including the Effective Date set out above, will be affected. Noteholders and Note Investors will be notified of the exact date of the Grand Court hearing.

(4) The date of the US Bankruptcy Court hearing has not yet been settled, although it is expected to take place on or about the date indicated. It will, however, be affected by the date of the Grand Court hearing to sanction the Scheme.

(5) Provided properly endorsed and executed Voting Instruction and Release Forms have been received by the Registrar by 5.00 p.m. (New York time) on the business day immediately prior to the Effective Date.

Noteholders and Note Investors will be kept advised of the progress of the Scheme and of any significant changes to the expected timetable under the Scheme by announcements through the LSE and the NYSE. An announcement will be made once the Scheme becomes effective.

These dates are indicative only and will depend, amongst other things, on the date upon which the Grand Court sanctions the Scheme and the satisfaction of various conditions as set out in Part XI.

7

DEFINITIONS

The following definitions apply throughout these Listing Particulars, unless the context requires otherwise:

"Account Holder"	a person who is recorded in the books of DTC holding an interest in Existing Notes in an account with DTC or, as the context may require, was recorded in such books as holding an interest in Existing Notes in such an account at the Record Date
"ACSL"	Ashanti Capital (Second) Limited, a Cayman Islands wholly-owned subsidiary of Ashanti and the issuer of the New Notes
"Active Counterparties"	Barclays Bank Plc, J. Aron & Company, Société Générale, N M Rothschild & Sons Limited, UBS AG, JP Morgan Chase Bank, Citibank, N.A., Dresdner Bank AG New York Branch and Standard Bank London Limited, or any successors in title thereof
"Admission"	admission to (i) the Official List and (ii) trading on the LSE's market for listed securities of the New Notes, New Shares and New GDSs
"Ad Hoc Committee"	an ad hoc committee of Note Investors comprising Sodipar SA/ Liberties Strategic Services Limited, Millennium Management LLC and funds of Franklin Templeton Investments (comprising Franklin Custodian Funds, Inc., Franklin Income Securities Fund and Franklin SICAV Income Fund) holding approximately 65.5 per cent. in value of the outstanding Existing Notes
"Ashanti" *or the* "Company" *or the* "Guarantor"	Ashanti Goldfields Company Limited, a company incorporated with limited liability under the laws of the Republic of Ghana
"Ashanti Capital"	Ashanti Capital Limited, a Cayman Islands wholly-owned subsidiary of Ashanti and the issuer of the Existing Notes
"Ashanti Depositary Interests"	the interests in the Shares of Ashanti settled and traded within CREST
"Ashanti Group"	Ashanti and its subsidiary undertakings
"ASX"	Australian Stock Exchange
"Auditors of Ashanti"	Deloitte & Touche, Accra, Ghana
"Auditors of ACSL"	Deloitte & Touche, Douglas, Isle of Man
"Cedis" *or* "¢"	the lawful currency of the Republic of Ghana
"Circular"	the circular to Shareholders and Securityholders dated on or around the date of this document and which contains a notice convening the Extraordinary General Meeting
"Clearstream"	Clearstream Banking, société anonyme, Luxembourg
"Close Brothers"	Close Brothers Corporate Finance Limited
"Companies Code"	the Ghanaian Companies Code 1963 (Act 179), as amended
"Companies Law 2001"	the Companies Law (2001 Second Revision) of the Cayman Islands
"Court Meeting"	the meeting of Noteholders convened in accordance with the leave of the Grand Court pursuant to Section 86 of the Companies Law 2001 to consider and, if thought fit, to approve the Scheme, including any adjournment thereof
"CREST"	the relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI No 2001/3755)) in respect of which CRESTCo is the Operator (as defined in such regulations), being a paperless settlement system enabling securities to be evidenced

	otherwise than by certificate and transferred otherwise than by way of written instrument
"CRESTCo"	CRESTCo Limited, a limited liability company incorporated in England and Wales with registered number 2878738 with registered office at 33 Cannon Street, London EC4M 5SB
"CSFB"	Credit Suisse First Boston International
"CUFS"	CHESS Units of Foreign Securities, being a unit of beneficial ownership in a Share listed on the ASX
"Deposit Agreement"	the deposit agreement dated as of 14 March 1994 as amended and restated as of 21 February 1996 between Ashanti, the GDS Depositary and the owners and beneficial owners from time to time of GDSs issued thereunder as more particularly described in Part XIV of this document
"Depositary"	any (or all as appropriate) of: (a) CHESS Depositary Nominees Pty Limited, as depositary for the CUFS; (b) The Bank of New York, as depositary for the GDSs (the "GDS Depositary"); (c) Temple Assets Executor and Trust Company (Private) Limited, as depositary for the ZDSs; and/or (d) Capita IRG Trustees Limited as depositary for the Ashanti Depositary Interests
"Depositary Securities"	CUFS, GDSs, ZDSs or Ashanti Depositary Interests, or as the context requires, any one of them
"Directors" *or* "Board"	the board of directors of Ashanti from time to time and ACSL (as the context requires)
"Distribution Agent"	The Bank of New York acting in its capacity as Distribution Agent having been appointed under the terms of the distribution agreement to be entered into between Ashanti Capital and the Distribution Agent on or before the Effective Date
"DTC"	The Depositary Trust Company, a New York corporation and any successor
"Effective Date"	the date on which the Scheme becomes effective in accordance with its terms
"Escrow Agreement"	the agreement to be entered into between Ashanti Capital as escrow agent, Ashanti and ACSL an execution copy of which shall be available for inspection at the offices of Norton Rose, Maples and Calder and Ashanti in accordance with paragraph Part XIX of this document
"Euroclear"	Euroclear Bank S.A./N.V., as operator of the Euroclear system
"Exchange Act"	US Securities Exchange Act 1934, as amended
"Exchange Price"	US$5.75, being the initial exchange price
"Existing Bank Group"	the existing bank group consisting of the Ashanti Group's Hedge Counterparties as at the date of this document and the Lending Banks
"Existing Indenture"	the indenture in relation to the Existing Notes dated as of 5 March 1996 between Ashanti Capital, Ashanti and The Bank of New York, as amended by a supplemental indenture dated 10 May 2002

"Existing MFTL"	the margin free trading letter dated 20 October 2000 between Ashanti and its Hedge Counterparties dealing with the suspension of margin as more particularly described in paragraph 9 of Part I of this document
"Existing Notes"	the outstanding US$218,571,000 $5\frac{1}{2}$ per cent. Exchangeable Guaranteed Notes due 15 March 2003 issued by Ashanti Capital and guaranteed by Ashanti, being the US$250,000,000 notes issued in March 1996 less the US$31,429,000 notes repurchased prior to the date hereof by the Ashanti Group
"Existing RCF"	the US$270 million revolving credit facility dated 3 December 1998 between amongst others Ashanti Finance (Cayman) Limited, Ashanti, Chase Manhattan plc and Chase Manhattan International Limited as amended and restated as at the date of these Listing Particulars
"Extraordinary General Meeting"	the extraordinary general meeting of Ashanti convened for 11.00 a.m. (GMT) on 28 June 2002 at Len Clay Stadium, Obuasi, Ghana including any adjournment thereof
"Financial Services Authority"	the body corporate known as the Financial Services Authority with the functions conferred on it by the Financial Services and Markets Act 2000
"GDSs"	global depository securities, each security representing one Share or evidencing a right to receive one Share deposited with the GDS Depositary
"GDRs"	global depositary receipts in respect of each global depositary security representing one Share or evidencing a right to receive one Share deposited with the GDS Depositary
"Geita Mine" or "Geita"	the gold mine in the United Republic of Tanzania ("Tanzania") operated pursuant to the special mining licence SML 45/99 granted by Tanzania as more particularly described in Part IV of this document
"Ghana"	the Republic of Ghana
"GMT"	Greenwich Mean Time
"Global Note"	has the meaning ascribed thereto in the New Indenture
"Golden Share"	the special rights redeemable preference share of no par value of Ashanti having the rights set out in paragraph 7 of Part XVII and held by the Government
"Government"	the Government of Ghana
"Grand Court"	the Grand Court of the Cayman Islands
"GSE"	Ghana Stock Exchange
"Hedge Counterparties"	those financial institutions from time to time with whom Ashanti has entered into hedging arrangements and "Hedge Counterparty" means any one of them
"Houlihan Lokey"	Houlihan Lokey Howard & Zukin Capital, Inc.
"Interim Margin Free Agreements"	an agreement in the same form as the conditional interim bilateral agreements made between members of the Ashanti Group and Active Counterparties in March 2002, relating to an extension of margin free trading on the basis as more particularly described in paragraph 18 of Part XVII of this document
"Lending Banks"	the lenders from time to time pursuant to the Existing RCF
"LIBOR"	the London inter-bank offered rate

"Listing Particulars"	these listing particulars in relation to the New Notes, New Shares and New GDSs, prepared in accordance with the UK Listing Rules and Part VI of the Financial Services and Markets Act 2000, as they may be supplemented or amended from time to time
"LSE"	London Stock Exchange plc
"Majority Counterparties"	the Hedge Counterparties whose exposures then outstanding are in aggregate at least two-thirds of the aggregate of all Hedge Counterparties' exposure; exposure is calculated under the Interim Margin Free Agreements in accordance with an agreed formula set out in those documents
"Margin Free Trading Letter" *or "MFTL"*	the margin free trading letter dated 23 October 2000 between Ashanti and its Hedge Counterparties dealing with the suspension of margin, as more particularly described in paragraph 9 of Part I of this document
"Mining Law"	the Ghanaian Minerals and Mining Law, 1986 (P.N.D.C.L. 153), as amended
"Minister of Mines"	the Ghanaian Minister of Energy and Mines
"Mix and Match Election"	the facility under which Note Investors may elect, subject to availability as a result of countervailing elections, to vary the proportions in which they receive consideration to which they are directly or indirectly entitled pursuant to the Proposed Restructuring
"New GDSs"	the GDSs to be issued pursuant to the Proposed Restructuring
"New Indenture"	a final draft (subject to modifications approved between Ashanti and the Ad Hoc Committee) of the indenture in relation to the New Notes to be entered into between ACSL (as issuer), Ashanti (as guarantor) and The Bank of New York (as trustee) on or prior to the Effective Date containing the terms and conditions of the New Notes as summarised in Part XII of this document
"New MFTL"	the amended and restated margin free trading letter in relation to ongoing margin free trading are more particularly described in paragraph 18 of Part XVII of this document which will apply to all Active Counterparties upon satisfaction of various conditions
"New Notes"	the US$163,928,000 7.95 per cent. Exchangeable Guaranteed Notes due 30 June 2008 to be issued by ACSL and guaranteed by Ashanti pursuant to the Scheme and having the terms set out in the New Indenture
"New RCF"	the US$100 million revolving credit facility dated 14 May 2002 between, amongst others, Ashanti Finance (Cayman) Limited (as borrower), Ashanti (as parent and guarantor), Barclays Capital (the investment banking division of Barclays Bank PLC), Bayerische Hypo-und Vereinsbank AG, NM Rothschild & Sons Limited and Standard Bank London Limited (as arrangers), the Financial Institutions (as defined therein) and NM Rothschild & Sons Limited (as facility agent and security trustee) as more particularly described in paragraph 18 of Part XVII of this document
"New Shares"	the new Ordinary Shares (including Treasury Shares which may be issued) to be issued pursuant to the Scheme together with the 800,000 new Ordinary Shares to be issued to Close Brothers (or its nominees) on the Proposed Restructuring becoming effective
"Noteholders"	persons entered on the Register at the Record Date as holding Existing Notes

"Note Investors"	persons who hold a beneficial or other proprietary interest in the Existing Notes as principal at the Record Date
"NYSE"	the New York Stock Exchange
"Official List"	the official list maintained by the UK Listing Authority
"Order"	the order of the Grand Court sanctioning the Scheme
"Ordinary Shares" *or* "Shares"	ordinary shares of no par value in Ashanti
"pounds" or "£"	UK pounds sterling
"Proposed Restructuring"	the proposed restructuring of the Existing Notes pursuant to the Scheme to be implemented on the basis described in the Scheme Document
"Record Date"	5.00 p.m. (New York time) on 16 May 2002, being the record date in respect of the Scheme
"Register"	the record of holders of the Existing Notes as defined in section 205 of the Existing Indenture
"Regulations"	the regulations of Ashanti governing its activities and its relationship with shareholders, being the equivalent of an English incorporated company's articles of association
"Registrar"	Bank of New York acting in its capacity as registrar for the purpose of the Scheme
"Released Claim"	any claim against Ashanti Capital, Ashanti, their respective Affiliates (as defined in the Scheme) or a Note Investor by a Note Investor being a claim against Ashanti Capital, Ashanti, their respective Affiliates or a Note Investor to recover loss or damage which the claimant or any other person may have suffered or incurred as a result of investing in the Existing Notes together with all rights to repayment of the principal amount in respect of the Existing Notes concerned
"Resolutions"	the resolutions to be proposed at the Extraordinary General Meeting
"Restructuring Announcement"	the announcement of the terms of the Proposed Restructuring made by Ashanti on 25 January 2002
"Restructuring Resolution"	the Resolution set out as resolution no 1 in the notice of the Extraordinary General Meeting
"Risk Management Committee"	a sub-committee of the Board which was set up in April 2000 and has authority to review and monitor the execution of Ashanti's risk management policies, with particular focus on financial risk (including hedging) and, where necessary, make recommendations to the Board concerning such policies
"Scheme" *or* "Scheme of Arrangement"	the scheme of arrangement between Ashanti Capital and the Noteholders as pursuant to section 86 of the Companies Law 2001 to implement the Proposed Restructuring
"Scheme Document"	the document to be issued addressed to the Noteholders and Note Investors setting out, amongst other things, the terms of the Scheme
"Scheme Consideration"	the consideration for the transfer to Ashanti, or as it may direct, of the Existing Notes as set out in Part II of this document and the release of the Released Claims
"Securities Act"	US Securities Act 1933, as amended
"Securities Industry Law"	the Ghanaian Securities Industry Law, 1993 (P.N.D.C.L. 333), as amended

"Securityholders"	holders of Shares or holders of Depositary Securities and "Securityholder" shall mean any one of them
"Shareholders"	holders of Shares and "Shareholder" shall mean any one of them
"Treasury Shares"	559,405 Ordinary Shares which are currently held in treasury and are available for re-issue
"UKLA" *or* "UK Listing Authority"	the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000, including where the context so permits, any committee, employee, officer or servant to whom any function of the UK Listing Authority may for the time being be delegated
"UK Listing Rules"	the rules and regulations made by the UK Listing Authority under Part VI of the Financial Services and Markets Act 2000 as amended from time to time
"United Kingdom" *or* "UK"	the United Kingdom of Great Britain and Northern Ireland
"United States", "US" *or* "USA"	the United States of America, its territories and possessions, any State of the United States or the District of Columbia and all areas subject to its jurisdiction
"US Dollars" *or* "US$" *or* "$"	the lawful currency of the United States of America
"Voting Instruction and Release Form"	means the form to be completed, amongst others, by Note Investors giving details of their interest in Existing Notes at the Record Date, voting instructions in respect of the Court Meeting and containing the Mix and Match Election and the written undertaking releasing Released Claims
"Warrant Commitment Letter"	the agreement dated 30 October 1999 (as amended, including amendments on 18 February 2000) made between Ashanti, Ashanti Treasury Services Limited, Geita Treasury Services Limited and Ashanti's Hedge Counterparties as at such dates
"Warrantholder"	holders of Warrants issued by Ashanti Warrants Limited pursuant to the Warrant Commitment Letter
"Warrants"	warrants issued by Ashanti Warrants Limited pursuant to the Warrant Commitment Letter
"ZDSs"	Zimbabwe depositary securities, each evidencing one hundredth of a Share
"ZSE"	Zimbabwe Stock Exchange

DIRECTORS, COMPANY SECRETARY AND REGISTERED OFFICE OF ASHANTI

Directors

M.E. Beckett* (Chairman)
T.E. Anin*
M. Botsio-Phillips (General Counsel)†
The Rt. Hon. The Baroness Chalker of Wallasey PC*
Dr. C.A. Crocker*
T.R. Gibian*
G.E. Haslam*
S.E. Jonah (Chief Executive Officer)
Dr. M.P. Martineau*
N.J. Morrell*
E.D. Ofori Atta (Director, Corporate Relations)
T.S. Schultz (Chief Operating Officer)
S. Venkatakrishnan (Chief Financial Officer)

*Non-Executive Director
†Substitute Director for E.D. Ofori Atta

The full names of the Directors are set out in paragraph 9 of Part XVII.

Company Secretary

Ernest Abankroh

Head Office, Registered Office and Directors' Business Address

Gold House
Patrice Lumumba Road
Roman Ridge
PO Box 2665
Accra
Ghana

14

DIRECTORS, COMPANY SECRETARY AND REGISTERED OFFICE OF ACSL

Directors

M.G. Gisborne (Chairman)
W.A. Hamilton-Turner
S. Venkatakrishnan
M.R. Arnesen

Company Secretary

M.G. Gisborne

The full names of the Directors of ACSL are set out in paragraph 10 of Part XVII of this document.

Head Office, Registered Office Address

c/o M&C Corporate Services Limited
Ugland House
P.O. Box 309
George Town
Cayman Islands
British West Indies

Directors' Business Address*

c/o Ashanti Goldfields Company Limited
3rd Floor
12-14 Ridgeway Street
Douglas
Isle of Man
IM1 1EN

*Other than S. Venkatakrishnan whose business address is set out on page 12.

ADVISERS

Financial Advisers to Ashanti:

In the UK
Close Brothers Corporate Finance Limited[1]
10 Crown Place
London EC2A 4FT

In the United States
Houlihan Lokey Howard & Zukin Capital
1930 Century Park West
Los Angeles
California 90067

Legal Advisers to Ashanti:

In the UK
Norton Rose
Kempson House
Camomile Street
London EC3A 7AN

In the United States
Milbank Tweed Hadley & McCloy
1 Chase Manhattan Plaza
New York
New York 10005 – 1413

In the Cayman Islands
Maples and Calder
Ugland House
South Church Street
George Town
Grand Cayman, Cayman Islands
British West Indies

In Ghana
Tetteh & Co
3rd Floor Kingsway Building
45 Independence Avenue
PO Box 14767
Accra
Ghana

Auditors to Ashanti
Deloitte & Touche
PO Box 453
4 Liberation Road
Accra
Ghana
West Africa

Auditors to ACSL
Deloitte & Touche
Grosvenor House
66/67 Athol Street
Douglas
Isle of Man
IM99 1XJ

Reporting Accountants
Deloitte & Touche
Stonecutter Court
1 Stonecutter Street
London
EC4A 4TR

Registrars

International Registrars' UK Transfer Office
Capita IRG Plc
Bourne House
34 Beckenham Road
Beckenham,
Kent BR3 4TU
England

Capita IRG (Off Shore) Limited
44 The Esplanade
St Helier
Jersey JE4 0XQ
Channel Islands

In Ghana
Barclays Bank of Ghana Limited
Registrar's Department
High Street
PO Box 2949
Accra
Ghana

In Zimbabwe
Syfrets Corporate and Merchant Bank
PO Box 2540
Zimbank House
46 Speke Avenue
Harare, Zimbabwe

In Australia
ASX Perpetual Registrars Limited
Level 4
333 Collins Street
Melbourne
Victoria 3001

Paying Agent and Distribution Agent
The Bank of New York
48th Floor
One Canada Square
London
E14 5AL

Registrar for the Scheme
The Bank of New York
48th Floor
One Canada Square
London
E14 5AL

---

[1] Close Brothers is acting as sponsor to Ashanti in accordance with the UKLA Listing Rules.

PART I

KEY INFORMATION

The following is a summary of certain information contained elsewhere in these Listing Particulars. Reference is made to, and this summary is qualified in its entirety by, the more detailed information and Consolidated Financial Statements, including the notes thereto, contained elsewhere in these Listing Particulars.

1 Introduction

This document constitutes Listing Particulars relating to the issue of New Shares and New GDSs by Ashanti, a Ghanaian incorporated company and the issue of the New Notes by ACSL, a Cayman Islands incorporated company, in accordance with the Proposed Restructuring.

2 Overview of Ashanti Group's Operations

An overview of the Ashanti Group's business operations is set out in Part IV of this document.

3 Key Points

The Board believes that the Proposed Restructuring, once completed, will achieve the following:

(a) strengthen Ashanti's balance sheet by the conversion of approximately US$54.6 million of debt into equity;

(b) extend the maturity profile of the debt to align it more closely with Ashanti's cashflow profile;

(c) unlock value for all stakeholders in Ashanti by putting Ashanti on a stronger financial footing;

(d) enable the Board to implement its strategy to continue to build on its recent performance and enhance the value of its assets by increasing production and reducing cash costs per ounce from its mining operations; and

(e) facilitate Ashanti's participation in opportunities available in the present consolidating gold industry.

At the time of the Restructuring Announcement, Ashanti had obtained support for the Proposed Restructuring from the Ad Hoc Committee. A pre-condition to Ashanti obtaining such support from the Ad Hoc Committee to the Proposed Restructuring, was Ashanti obtaining the agreement of all of the Active Counterparties other than CSFB to continuing margin free trading arrangements in respect of its gold hedging activities following the Proposed Restructuring becoming effective. Ashanti announced on 18 March 2002 that it had signed Interim Margin Free Agreements with all the Active Counterparties other than CSFB. Such agreements are conditional upon, amongst other things, the Proposed Restructuring becoming effective. On 18 April 2002, Ashanti announced that CSFB had novated all of its existing hedging trades with the Ashanti Group to Barclays Bank PLC and was consequently no longer an active counterparty of Ashanti. With effect from 18 April 2002, the Interim Margin Free Agreements had been signed by all the Active Counterparties. Once the agreements become unconditional, Ashanti will have secured continuing margin free arrangements in respect of its gold hedging activities. Further details concerning Interim Margin Free Agreements are set out below in paragraph 9 and are more particularly described in paragraph 18 of Part XVII of this document.

The announcement of the Proposed Restructuring has also enabled Ashanti to agree terms for the US$100 million New RCF, which will be used to replace the Existing RCF, upon the Proposed Restructuring becoming effective. Further details of the New RCF, including the conditions to drawdown, are more particularly described below in paragraph 10 of this Part I and in paragraph 18 of Part XVII of this document.

In light of the progress which Ashanti had achieved in relation to the Proposed Restructuring, the Directors formed the judgement in signing off on the audited accounts, that it was appropriate to continue to use the going concern basis in its accounts. Further details regarding the working capital available to the Ashanti Group are more particularly described below.

4 **Financial Summary and Background to Proposed Restructuring**

The Board, together with its restructuring advisers Close Brothers and Houlihan Lokey, has reviewed the options available to Ashanti. The Board has also considered the potential of an underwritten issue of new equity to Securityholders. Since the Restructuring Accouncement detailing the Proposed Restructuring and resulting share price improvement, the Board, together with Close Brothers, continues to believe that the Proposed Restructuring is fair and reasonable so far as Securityholders are concerned. The Board also considers that the Proposed Restructuring stands the best chance of being acceptable to all stakeholders and of being delivered within the timeframe available.

The Board continues to believe that, in the absence of other deliverable proposals, the alternative to the Proposed Restructuring is stark. The outstanding balance of the Existing RCF falls due for repayment on or before 15 January 2003 and the Existing Notes fall due for repayment on 15 March 2003. Under the Existing MFTL, Ashanti benefits from margin free trading with its Hedge Counterparties only until 31 December 2002 and from increased margin thresholds until 31 December 2004, subject in each case, to compliance with covenants and no event of default being declared. The above matters raise substantial doubt about the Ashanti Group's ability to continue as a going concern.

If the Proposed Restructuring is not approved by Securityholders, or if the conditions to which the Proposed Restructuring is subject are not satisfied or waived, then in the absence of other deliverable proposals, Ashanti will face a serious liquidity crisis.

Ashanti is therefore proposing to implement the Proposed Restructuring, the Interim Margin Free Agreements and the New RCF in order to ensure Ashanti's continued operational existence. There remain a number of conditions which need to be satisfied in order for the Proposed Restructuring to become effective and the Interim Margin Free Agreements and the New RCF to become unconditional. There can be no guarantees that these conditions will be satisfied. Should any of the relevant conditions not be satisfied or if the Proposed Restructuring is withdrawn for any reason, then it is possible that, unless a standstill or other accommodation is reached with its Existing Bank Group, its Hedge Counterparties and in due course the holders of its Existing Notes, Ashanti might not be able to meet its debts as they fall due. If the Proposed Restructuring is not successfully implemented during the current financial year, there will be uncertainty as to whether the Ashanti Group will be able to continue in operational existence for at least the next 12 months.

5 **Summary of Proposed Restructuring**

A summary of the Proposed Restructuring is set out in Part II of this document.

6 **Financial Effects of the Proposed Restructuring**

Pro forma financial information relating to the Ashanti Group is set out in Part VII of this document.

7 **Current Trading and Prospects**

Details relating to the prospects of the Ashanti Group are set out in Part III of this document.

The first quarter results 2002 for the Ashanti Group are set out in Part XVIII of this document.

8 **Dividend Policy**

The Ashanti Group is continuing to strengthen its financial position. The New Indenture contains a restriction on Ashanti paying dividends without adjusting the Exchange Price of the New Notes prior to 31 December 2003. After that date, so long as Ashanti has distributable reserves, Ashanti will be able to pay dividends without making any adjustment to the Exchange Price of the New Notes provided that the distributions do not amount to a Capital Distribution as described in Part XII of this document. Ashanti currently has a substantial deficit on its distributable reserves and these will need to be eliminated before Ashanti is able to pay dividends.

9 **Hedging and banking arrangements**

9.1 Existing MFTL

Under the Existing MFTL, Ashanti benefits from margin free trading with its Hedge Counterparties until 31 December 2002 and from increased margin thresholds until 31 December 2004, subject in each case to compliance with covenants and no event of default being declared. However, in order to implement the Proposed Restructuring, Ashanti needed to enter into appropriate continuing margin free arrangements in respect of its hedging activities for the period after 31 December 2002.

9.2 Interim Margin Free Agreements

Following considerable discussions with its Hedge Counterparties, Ashanti proposed a two stage process. The first stage was to enter into the Interim Margin Free Agreements which are bilateral margin free arrangements pursuant to which the entitlements of the Hedge Counterparties to call for margin under their hedging arrangements with Ashanti would be suspended (subject to compliance by Ashanti with covenants and no events of default being declared) unless and until any Hedge Counterparty actually calls for margin or collateral, or Ashanti provides any form of margin or collateral, in respect of its hedging arrangements. The second stage was that once the Interim Margin Free Agreements have become effective and have been signed by all the Active Counterparties, the Interim Margin Free Agreements will terminate and the Existing MFTL will be amended and restated to provide for margin free trading on an ongoing basis, subject only to certain limited rights to terminate hedging agreements with the Ashanti Group.

Interim Margin Free Agreements have now been signed by all of the Active Counterparties. However one of the Interim Margin Free Agreements (signed by an Active Counterparty, which has agreed to novate half of its hedge book to Standard Bank London Limited conditionally only upon the Interim Margin Free Agreement becoming effective prior to 15 March 2003), is being held by Ashanti's lawyers subject to an escrow agreement. This Interim Margin Free Agreement will be released from escrow to Ashanti on Ashanti certifying, prior to 15 March 2003, that it believes (acting in good faith) that should the relevant Interim Margin Free Agreement be released from escrow, all the conditions to the Interim Margin Free Agreements will become effective unless, prior to that date, Ashanti has been notified that there has been an event of default resulting in an early termination event under the ISDA (International Swap and Derivatives Association, Inc.) Master Agreement between such counterparty and Standard Bank London Limited.

9.3 Conditions to Interim Margin Free Agreements

All of the Interim Margin Free Agreements are now conditional upon satisfaction of the following conditions prior to 15 March 2003:

- the Proposed Restructuring (or such other restructuring as is approved by an appropriate majority of Hedge Counterparties) being completed;
- release from escrow to Ashanti of the Interim Margin Free Agreement currently held in escrow; and
- Ashanti having available to it loan facilities in an amount of not less than US$25 million available for drawing for working capital purposes for a period of not less than 15 months from the date of posting of the documentation to shareholders in relation to the Proposed Restructuring. This condition will be satisfied once the conditions precedent to the New RCF have been fulfilled.

9.4 New MFTL

Once all of the conditions of the Interim Margin Free Agreements have been satisfied, Ashanti will be able to require each of the Active Counterparties to enter into the New MFTL, which will amend and restate the Existing MFTL and will provide for margin free trading on an ongoing basis, subject only to certain limited rights to terminate hedging agreements with the Ashanti Group. At that time both the Existing MFTL and the Interim Margin Free Agreements will terminate. Ashanti and the Active Counterparties will agree in the New MFTL that, amongst other things, any existing rights to call for margin will be cancelled and that, no new hedging agreements will benefit from rights to call for margin. If these provisions and certain other provisions are breached, or if Ashanti is no longer in compliance with the hedge policy which is currently in place or if the hedge policy is amended other than with the approval of an appropriate majority of the Hedge Counterparties, then the Hedge Counterparties will have a right to terminate their hedging agreements with the Ashanti Group.

19

9.5 Hedging Policy

9.5.1 The new hedging policy (the "Hedging Policy") will come into operation and supersede the existing policy once the Proposed Restructuring becomes effective. Ashanti's gold hedging programme has the primary objective of providing the Ashanti Group with sufficient gold price protection to enable the Ashanti Group to meet its cashflow obligations as they fall due. This objective takes into account the level of the Ashanti Group's commitments, in terms of operating costs, capital expenditure and debt service obligations, relative to the potential fluctuations in the gold price. This objective is pursued in a manner that is intended to preserve, to the extent that is reasonably possible, the Ashanti Group's ability to benefit from potential increases in the gold price.

The major goals of the Hedging Policy set, monitored and reviewed by the Risk Management Committee are to:

(a) limit the Ashanti Group's commitments to a maximum of 50 per cent. of Attributable Production. This normally includes all the proven and probable reserves of mines in which Ashanti or its subsidiaries hold an interest of more than 50 per cent. and otherwise the relevant percentage of proven and probable reserves where Ashanti or its subsidiaries hold at least a 20 per cent. interest in the relevant mine. However there will be excluded from this calculation production from certain project financed assets (although, with the approval of the Hedge Counterparties, production following the planned date for repayment of such project financing may be included) and, subject to certain exceptions, production from other mines where the physical assets of the mine are secured in favour of senior lenders to the Ashanti Group;

(b) limit the aggregate commitments of the Ashanti Group and project financed entities (where there is a recourse to the Ashanti Group in respect of such entities) to a maximum of 75 per cent. of Attributable Production (excluding any production attributable to such project financed entities);

(c) limit (without the approval of the Hedge Counterparties) the aggregate commitments relating to all project financed entities (where there is a recourse to the Ashanti Group in respect of such entities) to not more than 4,500,000 ounces beyond which approval of the hedge counterparties will be needed;

(d) ensure that all hedging transactions (other than hedging transactions of project financed entities) are entered into so as to move towards certain defined target limits for (i) "protection" contracts (being hedging contracts providing the Ashanti Group with the right or obligation to sell gold at set prices e.g. by use of forward contracts or put options); (ii) "commitment" contracts (being hedging contracts which commit the Ashanti Group to provide gold or cash equivalent e.g. by use of forward contracts, sold call options or other cash settlement arrangements) and (iii) gold lease rate exposures.

Further details of the Existing MFTL, the Interim Margin Free Agreements and New MFTL are more particularly described in paragraph 18 of Part XVII of this document.

10 Revised banking arrangements

10.1 New RCF

Ashanti has entered into a New RCF, a US$100 million 5 year revolving credit facility for the Ashanti Group which has been arranged by Barclays Capital (the investment banking division of Barclays Bank PLC), Bayerische Hypo- und Vereinsbank AG, NM Rothschild & Sons Limited and Standard Bank London Limited. The facility is conditional, amongst other things, on (i) there being no material adverse effect on (A) the business or financial condition of Ashanti, certain subsidiaries of Ashanti or the Ashanti Group taken as a whole, (B) the ability of Ashanti and its relevant subsidiaries to perform its obligations under the New RCF, or (C) the validity of the facility agreement or security documents relating to the New RCF, and (ii) the Proposed Restructuring being completed, and (iii) appropriate regulatory approvals being obtained.

The terms and conditions of the facility provide for an interest rate of US$LIBOR plus 175 basis points for the first two years and 200 basis points for the remainder of the term. The facility amount will be reduced by US$10 million every six months (except the final payment) with effect from the first anniversary of drawdown. The final payment will be a repayment of US$20 million. The final maturity date is 30 June 2007.

Further details of the New RCF are more particularly described in paragraph 18 of Part XVII of this document. This facility, once available for drawing, will satisfy the condition of the Interim Margin Free Agreements relating to the availability of working capital.

11 *Inter-conditionality*

The Interim Margin Free Agreements (and consequently the New MFTL) remain conditional on the Proposed Restructuring (or such other restructuring as is approved by an appropriate majority of Hedge Counterparties) being completed and those further conditions as listed above being satisfied.

The New RCF remains conditional on those matters detailed in paragraph 10 of this Part I. In particular, the New RCF remains conditional on the Proposed Restructuring being completed and certain financial covenants, and regulatory approvals being obtained. It is conditional on the Interim Margin Free Agreements becoming unconditional.

12 Irrevocable Undertakings

Ashanti has received irrevocable undertakings from the following Note Investors to vote in favour of the Scheme:

	Total holdings of Existing Notes	
Institution	**US$000**	**%**
Liberties Strategic Services Ltd.	73,976	33.8%
Franklin Templeton	55,003	25.2%
Millennium Management LLC	14,279	6.5%
Standard Bank	8,678	4.0%
NCL Investments	2,000	0.9%
Fabien Pictet & Partners Ltd.	2,000	0.9%
CSFB (Europe) Ltd	1,000	0.5%
P. Schoenfeld Asset Management	500	0.2%
Mackensie Cundill Recovery Fund	400	0.2%
Total	157,836	72.2%

Further details of the irrevocable undertakings are more particularly described in paragraph 2 of Part II of this document.

PART II

THE PROPOSED RESTRUCTURING

1 The Proposed Restructuring

Ashanti is proposing to effect a restructuring of the outstanding US$218,571,000 $5^1/_2$ per cent. Exchangeable Guaranteed Notes due in 2003 through a Scheme of Arrangement with its Noteholders pursuant to Section 86 of the Companies Law 2001.

1.1 The principal terms of the Proposed Restructuring are:

1.1.1 Partial equitisation of Existing Notes to strengthen Ashanti's balance sheet:

(a) Exchange of US$54,642,750 of the Existing Notes (representing 25 per cent. of the Existing Notes) for the issue of 14,768,310 New Shares issued in the form of New GDSs at a price per New GDS of US$3.70

1.1.2 Exchange of remaining Existing Notes into a longer term new exchangeable notes:

(a) Exchange of US$163,928,250 of the Existing Notes (representing 75 per cent. of the Existing Notes) for US$163,928,000 of New Notes issued by ACSL

(b) The New Notes will be exchangeable by the holders into Shares or GDSs at any time at an initial exchange price of US$5.75

(c) The New Notes will have a coupon of 7.95 per cent. per annum payable on 30 June and 31 December in each year and will, subject as set out below, mature on 30 June 2008

(d) The New Notes will be mandatorily redeemable by ACSL in semi-annual instalments of US$12 million commencing on 31 December 2003 to the extent not already exchanged

(e) The balance of any New Notes not exercised or redeemed will be repayable in full on 30 June 2008. ACSL also has the option on each semi-annual redemption date to redeem an additional US$12 million of New Notes. If any of the New Notes are exchanged prior to their maturity date, the amount of any semi-annual repayment and any optional repayment will be reduced on a pro rata basis

1.1.3 Other terms

(a) Following completion of the Proposed Restructuring, Ashanti will pay to the holders of the Existing Notes at the Record Date an exchange fee of two per cent. of the face value of the then outstanding Existing Notes. In aggregate, this payment will amount to approximately US$4.37 million

(b) No fractions of New GDSs or denominations of New Notes of less than US$1,000 will be issued but will be rounded down in each case

(c) The terms and conditions of the New Notes are more particularly described in Part XII of this document

(d) A Mix and Match Election will also be available, meaning that Note Investors may elect to receive a greater number of New GDSs and a lesser amount of New Notes or vice versa. However, the aggregate maximum number of New Shares and the maximum amount of New Notes to be issued under the Scheme will not be varied, meaning that no more than 14,768,310 New GDSs and US$163,928,000 principal amount of New Notes will be issued in total. Accordingly, the ability to satisfy Mix and Match Elections made by Note Investors will be dependant on the extent to which other Note Investors make offsetting elections. To the extent that elections cannot be satisfied in full, they will be scaled down on a pro-rata basis

(e) A cash payment will also be paid equal to the amount of interest on the Existing Notes in respect of the period from the last interest payment date for the Existing Notes prior to the Effective Date up to the business day immediately prior to the Effective Date.

The pro forma impact of the Proposed Restructuring on the balance sheet of the Ashanti Group has been set out in Part VII of this document.

The table below shows the aggregate holdings of the Note Investors following the completion of the Proposed Restructuring and where stated following the exercise of exchange rights in relation to the New Notes:

	Assuming no exercise of existing options or warrants(1)	Assuming full exercise of existing options or warrants(1)
Assuming no exchange of New Notes	11.5%	9.8%
Assuming exchange of the then remaining New Notes at the final maturity date(2)	17.7%	15.2%
Assuming full exchange of the New Notes(3)	27.6%	24.1%

NOTES:

(1) Calculations based upon issued share capital immediately following the Proposed Restructuring including the issue of 800,000 New Shares to Close Brothers. The calculations take account of approximately 19.85 million of outstanding warrants and 2.83 million of outstanding options in issue.

(2) The New Notes will be amortised in US$12 million semi-annual repayments commencing on 31 December 2003. At the final maturity date and assuming no other early redemptions in accordance with the terms of the New Indenture, the balance outstanding at the final maturity date will be US$56.25 million.

(3) Assumes exchange of all New Notes issued prior to any amortisation.

2 *Implementation*

The Proposed Restructuring is being implemented by way of a Scheme to be sanctioned by the Grand Court and is subject to a number of conditions (which are set out in detail below), including the approval of the requisite majorities of the Noteholders and Securityholders.

Members of the Ad Hoc Committee, who in aggregate hold approximately 65.5 per cent. of the Existing Notes have each entered into written undertakings with Ashanti and Ashanti Capital pursuant to which such Note Investors have agreed, when solicited, to vote in favour of the Proposed Restructuring at the Court Meeting. In addition, certain other Note Investors holding approximately 6.7 per cent. of the Existing Notes have entered into similar undertakings with Ashanti and Ashanti Capital. Such persons have also agreed only to sell or otherwise dispose of any Existing Notes or any economic interest therein prior to completion of the Proposed Restructuring if they procure that the proposed transferee enters into a similar undertaking with Ashanti and Ashanti Capital. These obligations of such Note Investors lapse on a date which is the earlier of:

(a) 31 August 2002;

(b) the date on which the Board or the board of Ashanti Capital formally announces any decision not to proceed with the Proposed Restructuring because, having considered legal advice, it has determined that it would be a breach of its fiduciary duties to proceed with Proposed Restructuring;

(c) the date on which the Board or the board of Ashanti Capital recommends an alternative proposal made by a third party involving as part of such proposal a restructuring or redemption of the Existing Notes that is on terms which the Board or the board of Ashanti Capital, having considered legal advice, publicly recommends as being superior to the Proposed Restructuring for the holders of interests in the Existing Notes; or

(d) if Ashanti or Ashanti Capital modifies, amends or replaces any scheme or restructuring document in any respect that makes it inconsistent in any material respect with the written undertakings signed by those Note Investors or with the Scheme Document and having been notified of such inconsistency by the Note Investor within five business days of receipt of such document, fails within a period of 48 hours of notification of the inconsistency to remedy such inconsistency by a further public announcement or otherwise, on the date on which such cure period expires.

In addition, certain other Note Investors, holding approximately 7.1 per cent. of the Existing Notes have indicated to Ashanti and Ashanti Capital that they intend to vote in favour of the Proposed Restructuring at the Court Meeting.

3 Rights attaching to the New Notes and New Shares to be issued pursuant to the Proposed Restructuring

3.1 New Notes

The New Notes will be issued by ACSL and will be guaranteed by Ashanti. The New Notes will rank equally with all of ACSL's other unsecured and unsubordinated indebtedness for borrowed money from time to time outstanding. The Ashanti guarantee will rank equally with all of Ashanti's other unsecured and unsubordinated indebtedness for borrowed money and guarantee obligations from time to time outstanding.

3.2 New Shares

The New Shares to be issued pursuant to the Proposed Restructuring will be issued in accordance with the Regulations and rank *pari passu* with those currently in issue.

As at the date hereof, Close Brothers have no interest in Shares or Existing Notes. On completion of the Proposed Restructuring, as part of the fee due to Close Brothers, Close Brothers will receive 800,000 New Shares. Close Brothers have entered into undertakings, subject to certain exceptions, not to sell or otherwise dispose of any such shares for a period of up to one year save that Close Brothers can dispose of equal instalments of 200,000 New Shares after periods of three months, six months, nine months and 12 months following the Effective Date.

4 Terms and conditions of the New Notes

The following is a summary of the principal terms and conditions of the New Notes, as more particularly described in Part XII of this document. Certain terms used in this section have been defined in Part XII below. The principal differences between the New Indenture and the Existing Indenture are described in Part XIII of this document.

Issuer of the New Notes:	Ashanti Capital (Second) Limited
Guarantor:	Ashanti Goldfields Company Limited
Securities to be Issued:	US$163,928,000 7.95 per cent. Exchangeable Guaranteed Notes due 30 June 2008
Maturity Date:	30 June 2008
Interest Rate:	7.95 per cent. per annum, accruing from completion of the Proposed Restructuring
Interest Payment Dates:	30 June and 31 December; the first interest payment date being 31 December 2002 provided that the Proposed Restructuring is completed prior to such date
Ranking:	The New Notes will rank equally with all of ACSL's other unsecured and unsubordinated indebtedness for borrowed money from time to time outstanding. The Guarantee will rank equally with all of Ashanti's other unsecured and unsubordinated indebtedness for borrowed money and guarantee obligations from time to time outstanding

24

Repayment Profile:	Ten semi-annual repayments of US$12,000,000 commencing 31 December 2003 (with Ashanti having the option to redeem at par an additional US$12,000,000 on each such repayment date) with the remainder of the principal amounts outstanding (if any) to be repaid on the Maturity Date. If there are any exchanges of New Notes prior to the relevant repayment date, the amount of any semi-annual repayments and any optional repayment will be reduced. The percentage reduction will be equal to the aggregate percentage of the New Notes exchanged prior to the relevant date of repayment
Exchange Right:	A holder of New Notes will be entitled, on or prior to the Maturity Date, subject to prior redemption or purchase, to exchange any New Notes for New Shares or New GDSs at the Exchange Price (as defined below) subject to adjustments as prescribed in the New Indenture relating to the New Notes. The number of Shares to be delivered upon exchange of any New Notes shall be determined by dividing the principal amount of such notes being exchanged by the Exchange Price. The initial Exchange Price is US$5.75. The Exchange Price shall at all times be subject to anti-dilution adjustment as prescribed in the New Indenture. In the event of there occurring between the date hereof and completion of the Proposed Restructuring an event (other than the issue of the New Notes and New Shares pursuant to the Proposed Restructuring and any adjustments to other securities relating thereto) which would under the terms of the Existing Indenture require an adjustment to the Exchange Price, then Ashanti shall use the anti-dilution provisions contained in the Existing Indenture to calculate an appropriate adjustment to the Exchange Price. Any change to the Exchange Price will be reflected in the New Indenture.
Optional Redemption:	At any time after the expiry of four years following the completion of the Proposed Restructuring, ACSL may, at its option or at the option of Ashanti, redeem the New Notes, in whole but not in part, at 100 per cent. of their principal amount plus accrued interest and certain additional amounts due up to the redemption date
Tax Redemption:	ACSL may, at its option or at the option of Ashanti, redeem the New Notes, in whole but not in part, at 100 per cent. of their principal amount, together with accrued interest to the date of redemption and any Additional Amounts (as defined in the New Indenture) due thereon, at any time if, as a result of changes in the laws or regulations (or in the official interpretation of application thereof) involving tax laws in the Cayman Islands or Ghana, either ACSL or Ashanti becomes obligated to pay Additional Amounts (as defined in the New Indenture). See "Terms and conditions of the New Notes" and "- Redemption for Taxation Reasons" at paragraph 13 of Part XII of this document

Events of Default:

The occurrence and, other than (i), (ii) and (x) below, the continuance of one or more of the following events shall constitute an Event of Default: (i) default, for 30 days, in the payment of Interest or Additional Amounts; (ii) default in payment of principal, either at maturity, upon redemption, by declaration or otherwise (and, in certain instances defined in the New Indenture, the continuance of that default for 30 days); (iii) the Guarantee ceases to be in full force and effect, or Ashanti denies or disaffirms Ashanti's obligation under the Guarantee; (iv) failure to provide notice of a Change of Control, or to purchase or redeem the New Notes (including the payment of any Additional Amounts), as provided in the Indenture; (v) failure of ACSL or Ashanti to perform in any material respect any other covenant, continued for 30 days after written notice by the Trustee or the holders of at least 25 per cent. in aggregate principal amount of the New Notes then outstanding; (vi) a default or defaults under any bond(s), debenture(s), note(s) or other evidence(s) of indebtedness of Ashanti or any subsidiary of Ashanti or under any mortgage(s), indenture(s), agreement(s) or instrument(s) under which there may be issued or borrowed or by which there may be secured or evidenced any indebtedness of Ashanti or any such subsidiary, provided that such indebtedness, individually or in the aggregate, has an aggregate principal amount then outstanding in excess of US$30million (or the equivalent thereof in other currency or other currency units); (vii) default in the performance by ACSL and Ashanti of their obligations regarding delivery of Shares or GDSs upon the exchange of the New Notes or the Ashanti's obligation not to terminate the Deposit Agreement, continued for ten days after written notice by the Trustee or the holders of at least 10 per cent. in aggregate principal amount of the Notes then outstanding; (viii) a final decree declaring ACSL or Ashanti insolvent or bankrupt or approving a petition for, composition or reorganisation of Ashanti or ACSL under the laws of Ghana or the Cayman Islands; (ix) Ashanti or any of its affiliates shall dispose of any or all of the interest in the Geita Mine prior to the first Change of Control without obtaining the prior written consent of holders of $66^2/_3$ per cent. in aggregate principal amount of the Notes and (x) Ashanti or ACSL shall institute proceedings seeking bankruptcy or seeking a decree of commencement of composition or reorganisation under the laws of Ghana or the Cayman Islands

Change of Control:

The provisions of the Existing Indenture relating to "Fundamental Change" (as defined therein) will not apply to the New Notes. The consent of the holders of the New Notes will not be required for a change of control of Ashanti. However, upon the first Change of Control, as defined below, each holder of the New Notes will have a one-off put option for all, but not less than all (other than holders of a Global Security) of the New Notes held by such holder (the "Put Option") at 102 per cent. of the principal value of the then outstanding New Notes plus accrued interest exercisable within the period of 30 days after notice that the change of control becomes effective (the "Repurchase Date"), subject to the following:

Appropriate financial credit ratios (each a "Ratio") (based upon the most recent filed financial accounts) will be used to assess the credit worthiness of any consolidated entity that becomes the beneficial owner of more than 50 per cent. of the outstanding share capital of Ashanti (for the purpose of this paragraph 4 only, the "Company") or any entity whose securities are exchanged for more than 50 per cent. of the outstanding share capital of the Company (together with the Company, the "Group") as at the completion of any change of control transaction. If: (i) the Group Ratio is less than or equal to the Company Ratio and the "Debt Coverage" (total debt divided by 12 months of EBITDA) of the Offeror, as defined below, is less than or equal to that of the Company, or (ii) the Offeror's Ratio is less than or equal to 0.6 and the Debt Coverage for the Offeror is less than or equal to that of the Company, then ACSL will also have the option at any time during the Period (whether or not the Put Option has been exercised by any holders of New Notes) to cancel the Put Option by paying a fee of two per cent. of the principal value of the then outstanding New Notes

If ACSL exercises its option to pay the fee of two per cent. to cancel the Put Option then, in relation to the holders of the New Notes that have not exercised their exchange rights prior to the date on which the change of control becomes effective, in circumstances in which it is likely that the ordinary share capital of Ashanti will cease to be listed on an international stock exchange, Ashanti shall be required either:

(a) (unless it has exercised its rights under (b) below), to redeem, or procure redemption of, the New Notes, in whole but not in part, in cash in addition to the two per cent. fee at the highest of (1) 100 per cent. of the principal value of the then outstanding New Notes; (2) the value of the New Notes (less the two per cent. fee) on the date the change of control becomes effective calculated on the basis that they had been exchanged into Ordinary Shares which are part of the transaction resulting in the change of control, such value as determined by an independent financial adviser but using the current market value of an ordinary share in the Offeror (as defined below) as at the date on which the change of control becomes effective; and (3) the current market value of the New Notes (less the two per cent. fee) as at the date of announcement of the terms of the transaction resulting in the change of control; or

(b) in circumstances in which the transaction has resulted in Ashanti becoming a subsidiary of another company whose ordinary share capital is listed (the "Offeror"), to modify the New Indenture so that the Exchange Right of the New Notes shall following the change of control be amended so that the New Notes become exchangeable into the class and amount of ordinary shares (or their equivalent) of the Offeror receivable upon such Change of Control by a holder of the number of shares issuable upon Exchange of the Securities immediately prior to the effective date of the Change of Control. In such circumstances, if the transaction involved holders of ordinary shares in Ashanti receiving consideration other

27

than ordinary shares in the Offeror, Ashanti shall procure that an independent financial advisor shall cause such other elements of the consideration per ordinary share to be valued and the number of ordinary shares in the Offeror into which the New Notes shall exchange shall be increased by an amount of ordinary shares equal to such value based on the current market value of an ordinary share in the Offeror as at the date on which the transaction became effective.

For the avoidance of doubt if the Noteholders do not exercise their one off Put Option and Ashanti does not exercise its option to pay the two per cent. fee, all rights under the New Indenture shall remain unaffected notwithstanding the change of control

For this purpose "Change of Control" means other than as specified below (i) any circumstances where a person or entity is or becomes the beneficial owner of more than 50 per cent. of the outstanding issued ordinary share capital of Ashanti from time to time or (ii) the occurrence of any transaction or events or series of transactions or events in connection with which more than 50 per cent. of all of the then existing issued ordinary shares of no par value of Ashanti shall be exchanged for, converted into or acquired for ordinary shares or common stock of another company or any other property or security

If a transaction shall be effected pursuant to which Ashanti becomes a subsidiary of a new holding company whose shareholders are substantially the same as that of Ashanti immediately prior to the transaction, then such transaction shall not constitute a change of control and Ashanti shall, without further consent of the Noteholders, modify the New Indenture so that (i) the securities into which the New Notes convert shall be securities in the new holding company on a basis which reflects the terms of the transaction pursuant to which the transaction took place, and (ii) the new holding company shall be added as an additional Guarantor for the purposes of the New Indenture

Indenture: The New Notes will be issued under an Indenture, to be dated as of the Effective Date (the "New Indenture"), between ACSL, Ashanti and The Bank of New York, as trustee (the "Trustee")

Depositary Share Facility: The GDSs will be issued pursuant to the Deposit Agreement, dated as of 14 March 1994, and amended and restated as of 21 February 1996, among Ashanti, The Bank of New York, as Depositary (the "GDS Depositary"), and the owners and beneficial owners from time to time of GDSs issued thereunder. See "Description of Global Depositary Securities" in Part XIV of this document

Denomination; Form:	The New Notes will be issued in the form of one or more Global Notes registered in the name of Cede & Co, as the nominee of DTC. The Global Notes will be held by the Trustee as custodian for DTC. The New Notes will be issued only in fully registered form, without coupons, and, in the case of any New Notes in definitive form issued in exchange for Global Notes, as provided below, serially numbered and in denominations of $1,000 and integral multiples thereof. Beneficial interests in such Global Notes will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in such interests will therefore settle in immediately available funds. Except as described herein, beneficial interests in such Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants, including Euroclear and Clearstream. See "Terms and Conditions of the New Notes" in Part XII of this document and "Global Clearance and Settlement" in Part XV of this document
Governing Law:	The New Indenture and the New Notes will be governed by New York law
Listing and Trading:	The New Notes and the New Shares have been authorised for listing on the NYSE. Application has been made to the UKLA for the New Notes and the New Shares to be admitted to the Official List and to the LSE for admission to trading on its main market The Shares are listed on the LSE and on the GSE. The Existing Notes are listed on the NYSE and the LSE.

5 **Settlement of Scheme Consideration**

5.1 Within two business days of the Effective Date, Ashanti and ACSL shall issue or pay, as the case may be, all the Scheme Consideration in respect of the Existing Notes to Ashanti Capital (as escrow agent) to hold (in an account(s) with the Distribution Agent as nominee for Ashanti Capital) on trust for the Noteholders in accordance with the terms of the Escrow Agreement.

5.2 The New Shares will be issued to Note Investors in the form of New GDSs. One or more certificates representing the total of the New Shares to be issued will be registered in the name of the Depositary or its nominee and deposited with the Custodian. The New GDSs will initially be credited to the account of the Ashanti Capital (as escrow agent) to be held in an account(s) with the Distribution Agent as its nominee.

5.3 The New Notes will be issued in global form with one or more Global Notes being issued to Cede & Co as a nominee of DTC. The beneficial interests in the Global Notes will be credited to the account of Ashanti Capital (as escrow agent) to be held in an account(s) with the Distribution Agent as its nominee.

5.4 A single payment of cash representing the entire amount of the exchange fee together with the payment in respect of accrued interest on the Existing Notes in respect of the period from the last interest payment date prior to the Effective Date up to the business day immediately prior to the Effective Date to which Noteholders and Note Investors may be entitled will be credited to the account of Ashanti Capital (as escrow agent) to be held in an account(s) with the Distribution Agent as its nominee.

5.5 Settlement of the Scheme Consideration to a Note Investor by the Distribution Agent (as nominee of Ashanti Capital) shall only be effected once the Distribution Agent has been instructed by Ashanti Capital (as escrow agent) to do so and once the Registrar has received a duly endorsed and executed Voting Instruction and Release Form, with Parts A and D completed, from that Note Investor. Following receipt of such a Voting Instruction and Release Form, the Distribution Agent will as directed by Ashanti Capital (as escrow agent) credit the relevant proportion of Scheme Consideration direct to the Account Holder specified in the

Voting Instruction and Release Form to hold for the relevant Note Investor having taken into account any relevant Mix and Match Election.

6 Extraordinary General Meeting of Ashanti

To enable the exchange of Existing Notes for New Notes, New Shares and New GDSs to proceed, the Shareholders of Ashanti must pass the following ordinary resolution, the Restructuring Resolution, at the Extraordinary General Meeting: (i) to approve the Proposed Restructuring; and (ii) to give the Board the necessary authority to allot and issue New Shares required to be allotted pursuant to the Proposed Restructuring and on conversion of the New Notes and to disapply the pre-emption provisions contained in Ashanti's Regulations and the Companies Code. The Scheme is conditional, amongst other things, on the passing of the resolution described in this paragraph. Ashanti has sufficient authorised capital to implement the Proposed Restructuring. However, so as to allow sufficient headroom for any future issues, a special resolution is proposed to increase Ashanti's authorised share capital from 200,000,000 Shares to 250,000,000 Shares.

A Circular to Securityholders has been sent giving notice of the Extraordinary General Meeting which is expected to be held on 28 June 2002.

The ordinary and special resolutions referred to above are more particularly described in paragraph 2 of Part XVII.

PART III

CURRENT TRADING AND STRATEGY

1 Current Trading and Strategy

The unaudited consolidated results of the Ashanti Group for the first quarter ended 31 March 2002 are set out in Part XVIII of this document. Ashanti's ability to sustain the first quarter's operating performance during the second quarter will be challenged by, amongst other things, instability and possible shortage of power supply in Ghana, low grades mined at Obuasi during the start of the second quarter, continued lower than plan mill throughput at Iduapriem and the onset of rains at Siguiri.

Once completed, the Proposed Restructuring will have a considerable impact on the balance sheet of the Ashanti Group and its future results. Part VII of this document contains an unaudited pro forma balance sheet of the Ashanti Group, prepared on the basis set out in that Part, to show the effects of the Proposed Restructuring as if it had taken place on 31 March 2002. Following the Proposed Restructuring becoming effective the financial results of the Ashanti Group for 2002 will be affected by the matters stated in that Part. In addition, the future financial results of the Ashanti Group will be affected by amongst other things the reduction in debt as a result of the equitisation of part of the Existing Notes, the increase in the number of Shares in issue, the changes in rate of the interest on the New Notes and the New RCF, compared with the Existing Notes and the Existing RCF, restructuring and refinancing costs and any accounting charge that may be required to be amortised over the first four years of the New Notes following an appraisal of the fair value of the securities received by the Noteholders under the Proposed Restructuring.

2 Dividend Policy

The Ashanti Group is continuing to strengthen its financial position. The New Indenture contains a restriction on Ashanti paying dividends without adjusting the Exchange Price of the New Notes prior to 31 December 2003. After that date, so long as Ashanti has distributable reserves, Ashanti will be able to pay dividends without making any adjustment to the Exchange Price of the New Notes provided that the distributions do not amount to a Capital Distribution as described in paragraph 9 of Part XII of this document. Ashanti currently has a substantial deficit on its distributable reserves and these will need to be eliminated before Ashanti is able to pay dividends.

PART IV

INFORMATION ON ASHANTI GROUP

The production and financial figures contained with this Part IV have been derived from the published production figures for years ended 31 December 1999, 2000 and 2001 and the Consolidated Financial Statements for the years ended 31 December 1999, 2000 and 2001. This information does not take account of the production of financial results for the first quarter of 2002. The announcement of these results is contained in Part XVIII.

Please note that the following is an overview of information on the Ashanti Group and should be read in conjunction with the more detailed information contained elsewhere in the Listing Particulars and the Consolidated Financial Statements as set out in Part VI of this document, including the notes, thereto.

1 Overview of the Ashanti Group's Business[2]

1.1 General

Ashanti is primarily engaged in the mining and processing of gold ores and the exploration and development of gold properties in Africa. In 2001, Ashanti produced a total of 1,656,784 ounces of gold and as at 31 December 2001, Ashanti had proven and probable contained gold reserves (without taking into account metallurgical losses) of 21.3 million ounces after making allowance for minority and joint venture interests.

Ashanti occupies a position of strategic significance within the Ghanaian economy. Ashanti is a major contributor of foreign exchange earnings to Ghana. In addition, Ashanti is one of the largest companies listed on the GSE and is a major employer, particularly in the Obuasi region.

Ashanti's operations are all in Africa and has major gold mines in Ghana, Guinea, Tanzania and Zimbabwe.

Since 1 January 2001, there has been no material interruptions in the Ashanti Group's business which may have or have had a significant effect on the Ashanti Group's financial position.

1.2 Gold Producing Operations

Ashanti produced a total of 1,656,784 ounces of gold in the 12 month period ended 31 December 2001, from its gold mining operations at Obuasi, Bibiani, Iduapriem and Ayanfuri in Ghana, Siguiri in Guinea, Geita in Tanzania and Freda-Rebecca in Zimbabwe, compared to 1,737,264 ounces in 2000. The reduced production in 2001 was mainly due to the closure of surface mining operations at Obuasi, cessation of mining during 2001 at Ayanfuri, and reduced production at Siguiri and Bibiani.

Ashanti's oldest and largest mine is located at Obuasi in the Ashanti region of Ghana. Ashanti has a 100 per cent. interest in Obuasi. Gold mining has been conducted at this site for over 100 years and since that time records show that Obuasi has produced approximately 27 million ounces of gold. Obuasi produced 528,451 ounces of gold, principally from underground ore, in the 12 month period ended 31 December 2001, compared to 640,988 ounces from both underground and surface ores for the previous 12 month period ended 31 December 2000. The proven and probable contained gold reserves at Obuasi were approximately 12.4 million ounces of gold at 31 December 2001, compared to 11.1 million ounces at 31 December 2000. In 2000, surface mining ceased on the Obuasi concession and milling operations at the Pompora and Oxide Treatment Plants were suspended. Gold production is now focused on underground mining and tailings reclamation operations.

The Bibiani mine, in which Ashanti has a 100 per cent. interest, located in the Western Region of Ghana, re-commenced operations in the first quarter of 1998. Gold production for the 12 month period ended 31 December 2001 was 253,052 ounces compared to 273,711 ounces

[2] A glossary of mining terms can be found in Part XVI of this document.

for the 12 month period ended 31 December 2000. Since the re-commencement of operations in early 1998, Bibiani has produced a total of 940,000 ounces of gold. The proven and probable contained gold reserves at Bibiani at 31 December 2001, totalled approximately 900,000 ounces.

Ashanti has an 80 per cent. interest in the Iduapriem gold mine, owned by Ghanaian-Australian Goldfields Limited ("GAG"), in the Western Region of Ghana. In June 2000, Ashanti acquired a 90 per cent. interest in the Teberebie gold mine, which is adjacent to Iduapriem. Since the acquisition of Teberebie, the Teberebie ores have been processed at Iduapriem's Carbon-in-Leach ("CIL") plant. The Teberebie acquisition has extended the life of the Iduapriem CIL plant by approximately eight years from 2001 at current production levels. In the 12 month period ended 31 December 2001, Iduapriem/Teberebie produced 205,130 ounces of gold compared with 193,868 ounces of gold for the 12 month period ended 31 December 2000. As at the end of 2001, the Iduapriem/Teberebie mine had produced a total of 1.39 million ounces of gold since start up in 1992. The proven and probable contained gold reserves at Iduapriem and Teberebie as at 31 December 2001, totalled approximately 2.1 million ounces of gold.

The Ayanfuri mine, in which Ashanti has a 100 per cent. interest located in central Ghana, commenced operations in 1994 and since that time has produced a total of 320,000 ounces of gold. Ayanfuri had exhausted substantially all of its gold reserves at 31 December 2000 and production continued on a reduced scale for the first half of 2001 as some small deposits were extracted and old pits cleared up. In 2001, Ayanfuri produced 11,517 ounces of gold. Mining operations ceased at the end of the second quarter of 2001 and the mine closure plan is currently being implemented under Obuasi management.

The Siguiri mine located in the north-eastern part of Guinea, commenced operations in the first quarter of 1998 and up until the end of 2001 had produced a total of 1.02 million ounces of gold. Ashanti has an 85 per cent. interest in the Siguiri mine. Production for the 12 month period ended 31 December 2001 was 283,199 ounces of gold compared to 303,381 ounces of gold for the 12 month period ended 31 December 2000. The proven and probable contained gold reserves as at Siguiri at 31 December 2001, totalled approximately 2.1 million ounces.

The Geita Mine in Tanzania was commissioned in June 2000 and produced a total of 176,836 ounces of gold during the year 2000. On 15 December 2000, Ashanti completed the sale to Anglogold Limited of 50 per cent. of its interest in the Geita Mine pursuant to both a sale and purchase agreement and a joint venture agreement signed between the parties. In the year 2001, the Geita Mine produced a total of 545,562 ounces of gold, bringing the total since the re-commencement of operations in mid-2000 to 720,000 ounces. As at 31 December 2001, the Geita Mine had proven and probable contained gold reserves of approximately 7.7 million ounces.

The Freda-Rebecca gold mine, in which Ashanti has a 100 per cent. interest, began operations in 1988 and since that time has produced in excess of 1.2 million ounces of gold. In 2001, Freda-Rebecca produced 102,654 ounces of gold, compared to 112,164 ounces of gold in the previous 12 month period ended 31 December 2000. As at 31 December 2001, Freda-Rebecca had proven and probable contained gold reserves of approximately 400,000 ounces of gold.

1.2.1 Gold Production Summary

	Year to 31 December		
	2001	2000	1999
Obuasi			
Underground Mining			
Ore production ('000 tonnes)	2,507	2,348	2,348
Ore grade (g/t)	7.90	7.87	7.86
Surface Mining			
Ore production ('000 tonnes)	–	891	3,035
Ore grade (g/t)	–	4.20	3.03
Waste mined ('000 tonnes)	–	8,907	21,513
Strip ratio[1]	–	10.0	7.1

	Year to 31 December		
	2001	2000	1999
Sulphide Treatment Plant			
Ore processed ('000 tonnes)	**2,394**	2,466	2,322
Head grade (g/t)	**7.53**	6.32	4.97
Recovery (%)	**83.5**	82.1	76.9
Gold produced (ounces)	**482,982**	412,824	285,842
Pompora Treatment Plant			
Ore processed ('000 tonnes)	–	787	1,611
Head grade (g/t)	–	8.01	8.31
Recovery (%)	–	82.4	83.0
Gold produced (ounces)	**2,470**	167,725	357,542
Oxide Treatment Plant			
Ore processed ('000 tonnes)	–	245	1,343
Head grade (g/t)	–	2.85	1.77
Recovery (%)	–	74.2	73.9
Gold produced (ounces)	–	16,683	56,344
Tailings Treatment Plant			
Ore processed ('000 tonnes)	**1,666**	1,831	1,765
Head grade (g/t)	**2.46**	2.39	2.31
Recovery (%)	**32.7**	31.1	33.1
Gold produced (ounces)	**42,999**	43,756	43,301
Obuasi Total Processed			
Ore processed ('000 tonnes)	**4,060**	5,329	7,043
Head grade (g/t)	**5.45**	5.06	4.46
Recovery (%)	**74.3**	73.9	73.5
Gold produced (ounces)	**528,451**	640,988	743,111
Distribution of Obuasi Production (ounces)			
Underground	**485,452**	493,926	490,013
Surface	–	103,306	209,797
Tailings	**42,999**	43,756	43,301
Total	**528,451**	640,988	743,111
Ayanfuri			
Mining			
Ore production ('000 tonnes)	**332**	884	1,293
Ore grade (g/t)	**1.50**	1.50	1.33
Waste mined ('000 tonnes)	**1,059**	2,988	1,606
Strip ratio	**3.2**	3.4	1.2
Heap Leach			
Ore stacked ('000 tonnes)	**329**	1,121	1,392
Head grade (g/t)	**1.20**	1.21	1.16
Recovery (%)	**90.8**	83.3	85.3
Gold produced (ounces)	**11,517**	36,316	44,424
Iduapriem			
Mining			
Ore production ('000 tonnes)	**4,852**	4,824	5,901
Ore grade (g/t)	**1.58**	1.25	1.15
Waste mined ('000 tonnes)	**13,839**	14,954	13,019
Strip ratio	**2.9**	3.1	2.6

	Year to 31 December		
	2001	2000	1999
CIL Plant			
Ore processed ('000 tonnes)	**2,731**	2,691	2,929
Head grade (g/t)	**1.92**	1.58	1.46
Recovery (%)	**94.6**	93.4	93.7
Gold produced (ounces)	**158,103**	128,374	128,865
Heap Leach			
Ore stacked ('000 tonnes)	**2,633**	2,264	2,817
Head grade (g/t)	**0.91**	0.78	0.77
Recovery (%)	**61.7**	67.5	53.8
Gold produced (ounces)	**47,027**	38,518	34,835
Total Gold Produced (ounces)	**205,130**	166,892	163,700
Teberebie			
Gold Produced (ounces)	**–**	26,976	–
Bibiani			
Mining			
Ore production ('000 tonnes)	**2,560**	2,368	3,014
Ore grade (g/t)	**3.58**	3.38	3.65
Waste mined ('000 tonnes)	**13,981**	15,223	12,240
Strip ratio	**5.5**	6.4	4.1
CIL Plant			
Ore processed ('000 tonnes)	**2,769**	2,761	2,481
Head grade (g/t)	**3.46**	3.70	3.82
Recovery (%)	**83.7**	86.7	85.9
Gold produced (ounces)	**253,052**	273,711	261,899
Siguiri			
Mining			
Ore production ('000 tonnes)	**8,517**	10,804	6,832
Ore grade (g/t)	**1.34**	1.33	1.86
Waste mined ('000 tonnes)	**5,268**	5,333	3,370
Strip ratio	**0.6**	0.5	0.5
Heap Leach			
Ore stacked ('000 tonnes)	**9,064**	8,878	6,341
Head grade (g/t)	**1.33**	1.34	1.73
Recovery (%)	**73.1**	79.3	67.8
Gold produced (ounces)	**283,199**	303,381	239,218
Freda-Rebecca			
Underground Mining			
Ore production ('000 tonnes)	**1,156**	1,042	1,030
Ore grade (g/t)	**3.56**	3.69	3.78
Surface Mining			
Ore processed ('000 tonnes)	**56**	–	–
Ore grade (g/t)	**2.10**	–	–
Processing			
Ore processed ('000 tonnes)	**1,121**	1,003	1,141
Head grade (g/t)	**3.30**	3.89	3.32
Recovery (%)	**86.4**	89.8	89.6
Gold produced (ounces)	**102,654**	112,164	109,184

	Year to 31 December 2001	2000	1999
Geita			
Mining			
Ore production ('000 tonnes)	4,522	1,240	–
Ore grade (g/t)	3.80	3.00	–
Waste mined ('000 tonnes)	27,215	11,852	–
Strip ratio	6.0	9.6	–
CIL Plant			
Ore processed ('000 tonnes)	4,582	2,075	–
Head grade (g/t)	3.91	2.94	–
Recovery (%)	93.0	92.0	–
Gold produced (ounces)	545,562	176,836	–
Ashanti's share (ounces)	272,781	176,836	–
Group Summary (ounces)			
Managed gold production	1,384,003	1,737,264	1,561,536
Geita JV 50% (ounces)	272,781	–	–
Total gold production	1,656,784	1,737,264	1,561,536
Less minority interests	73,249	81,584	68,623
Total Attributable (ounces)	1,583,535	1,655,680	1,492,913

NOTES:

1. Each commercially mineable deposit has an overall design strip ratio based on the economically optimised and fully engineered pit layout. This strip ratio changes from period to period depending upon the configuration of the ore body and mining and production considerations. It is usually necessary to mine at varying strip ratios each year in order to excavate the tonnage of ore required to be sent to the processing plant for that period.

1.2.2 Total Revenues by Country

	Year to 31 December 2001 US$m		2000 US$m		1999 US$m	
Ghana	271.1	49%	320.1	55%	340.4	58%
Isle of Man[1]	98.6	18%	97.0	17%	143.0	25%
Guinea	76.6	14%	85.2	15%	67.3	12%
Tanzania	74.1	13%	48.6	8%	–	–
Zimbabwe	34.0	6%	31.3	5%	31.4	5%
Total Revenues	554.4	100%	582.2	100%	582.1	100%

NOTES:

1. Isle of Man revenues relate solely to hedging activities

1.2.3 Operating and Production Information Before Exceptional Items

	Year to 31 December 2001	2000	1999
Total gold produced (ounces)	1,656,784	1,737,264	1,561,536
Average realised price per ounce (US$)	335	335	372
Average spot price per ounce (US$)	275	279	281
Cash operating costs of production per ounce (US$)	190	187	205
Royalties per ounce (US$)	8	8	8
Corporate administration cost per ounce (US$)	13	15	17
Depreciation, depletion and amortisation per ounce (US$)	55	65	72
Total cost of gold production per ounce (US$)	266	275	302

A summary of operating profit analysis by business area before exceptional operating costs is set out in note 4 of the Consolidated Financial Statement as set out in Part VI of this document.

The mining leases for Ashanti's mining operations are set out at "Regulations and Leases" in paragraph 3 below of this Part IV.

1.2.4 Reserves

The summary of proven and probable contained gold reserves at Ashanti's major mining properties at the end of each of the last two annual reporting periods are set out in the table below. Individual proven and probable contained gold reserve tables for each mine are set out in paragraph 2 below of this Part IV.

		As at 31 December 2001						As at 31 December 2000				
Location		Estimated Average Metallurgical Recovery per cent.	Ore Tonnes (millions)	Grade g/t	Total Contained Gold Ounces (millions)	% of Total Contained Gold Ounces	Equity Contained Ounces (millions)	Ore Tonnes (millions)	Grade g/t	Total Contained Gold Ounces (millions)	% of Total Contained Gold Ounces	Equity Contained Ounces (millions)
Ghana	Obuasi											
	Underground	84	42.3	8.0	10.9	42	10.9	41.8	7.9	10.7	42	10.7
	Surface	*90*	1.3	*5.2*	*0.2*	1	*0.2*	–	–	–	–	–
	Tailings	29	20.4	2.1	1.3	5	1.3	5.3	2.6	0.4	2	0.4
	Sub-total Obuasi		64.0	6.0	12.4	47	12.4	47.1	7.3	11.1	44	11.1
Ghana Iduapriem (80%) / Teberebie (90%)		94	38.6	1.7	2.1	8	1.7	40.0	1.7	2.2	–	1.9
Ghana Bibiani – Surface		86	12.3	2.2	0.9	3	0.9	13.9	2.7	1.0	4	1.0
Guinea Siguiri (85%) – Surface		80	56.7	1.1	2.1	8	1.8	60.4	1.2	2.3	9	2.0
Zimbabwe Freda-Rebecca – Underground		90	5.4	2.5	0.4	2	0.4	5.8	2.4	0.4	2	0.4
Tanzania Geita (50%) – Surface		90	62.7	3.8	7.7	29	3.9	63.6	3.8	7.8	31	3.9
Burkina Faso Youga (45%) – Surface		85	5.0	3.2	0.5	2	0.2	5.0	3.2	0.5	2	0.2
Total			244.6	3.3	26.1	100	21.3	235.8	3.3	25.3	100	20.6

NOTES:

1. For economic studies and the determination of cut-off grades, a gold price of US$300 per ounce was assumed.

2. The grade estimate is inclusive of adjustments for mining dilution and ore losses during mining. Metallurgical losses are excluded from calculation of contained gold ounces.

3. The reserves reported represent 100 per cent. of the reserves at the respective properties and, save as identified and referred to in Note 10 below, no allowance has been made for minority or joint venture interests. Ashanti has 100 per cent. ownership in all its properties except Iduapriem in which it has an 80 per cent. interest, Teberebie in which it has a 90 per cent. interest, Siguiri in which it has an 85 per cent. interest, Geita in which it has a 50 per cent. interest and Youga in which it has a 45 per cent. interest.

4. Proven sample interval is a maximum of 30 metres and probable sample interval maximum is 60 metres.

5. Procedure to develop cut off grade: Cut off grades are applied to geological data when assessing mineralised material in order to ensure that material never likely to be economic is not included in the reserves. The tonnage, grade and contained gold profiles for each deposit are interrogated at various cut off grades to enable the engineers to clearly understand the characteristics of the mineralisation and to focus on developing exploitation strategies that will optimise the net present value of the deposits. The cut off grade that is chosen for reporting purposes is the lowest grade that can be exploited at break even for the highest envisaged gold price.

6. *Costs:* The costs used in evaluating the economic operating profile for each ore block are based on actual costs incurred in the operation over the past year adjusted wherever appropriate for any inflation and exchange rate variances forecast for the coming year or cost decreases due to productivity improvements. Where new projects are concerned, the costs are based on actual materials prices, labour costs and engineering feasibility design parameters and are benchmarked wherever practical with similar operations elsewhere within Ashanti or with peer operators nationally or internationally.

7. *Currency conversion factors:* The bulk of the mining and processing consumables used in Ashanti's operations are imported and are costed in United States dollars based on world market or contracted prices. At Obuasi and some other operations, Ashanti has a policy of fixing its wage packages in US dollars and paying in local currency at the ruling exchange rate. To this effect, Ashanti's operations are costed in US dollars. There are certain areas where imports and costs are in other currencies such as Pounds sterling, Deutschmarks and Australian dollars, etc. which may affect ultimate costs since Ashanti's revenue stream is from gold sold in US$. Trends in variances between these currencies are periodically analysed by management which examines the cost implications and then ensures that supply orders are placed on the cheapest source wherever possible and advantageous. Wherever significant and relevant, local currency conversion factors are applied to cost projections, but in general these are not significant.

8. *Metal prices:* Future metal prices used for estimating purposes are decided upon by Ashanti which formulates its opinion on the basis of information taken from a spectrum of internationally respected price analysts.

9. *At a gold price of US$275 per ounce, it is estimated that the total ore reserve of 26.1 million ounces of gold will decrease* by 5 per cent.

10. *Equity Contained Gold Ounces:* This column has been calculated by dividing Ashanti's equity share capital in the relevant mine by the total contained gold ounces. It does not necessarily reflect the Ashanti Group's share of earnings and cash flow.

2 Mining Operations

2.1 Obuasi – Ghana

The Obuasi mine conducts underground and until recently conducted surface mining of gold at Obuasi in Ghana. Obuasi has historically been an underground mine although large scale surface mining was undertaken between 1990 and 2000. The Sulphide Treatment Plant ("STP") and the Oxide Treatment Plant ("OTP") were commissioned between 1990 and 2000 to cater for increased tonnage from surface operations. During the period of surface mining, there were four treatment plants to treat oxide ore, sulphide ore, transition ore and tailings. In 2000, when surface operations ceased due to poor economics and a low gold price, the OTP and the Pompora Treatment Plant ("PTP") were closed down and put on care and maintenance. Prior to its closure, PTP processed the bulk of the underground ore. STP is now the sole processing plant for underground ore at Obuasi. Surface deposits within a 50 kilometre radius are currently being evaluated and if found to be economically viable will be considered for mining and processing at the OTP and STP plants.

The restructuring of the mine during 2000, has resulted in a smaller, but more efficient and relatively lower cost operation. Redundancies of some 1,340 workers during the year were necessary due to the closure of the surface mining operations. The underground operation is forecast to continue to produce at a rate of 2.5 million tonnes per annum ("mtpa"). Based on the information currently available, annual gold production from underground is forecast to remain at around 500,000 ounces for in excess of ten years, whilst tailings retreatment is forecast to provide an additional 30,000 ounces per annum over the same period. There can be no assurance that these production levels can be achieved or maintained. Encouraging exploratory drilling results at the lowest levels of the underground workings, (below 50 level), have outlined the extension in depth of high grade mineralised material. The Life of Mine plan, based on current reserves, is expected to sustain production at a rate of 2.5 mtpa to at least 2012 and this could be extended if the mineralised material below 50 level can be exploited economically.

A total of 4.06 million tonnes were processed in 2001, of which 2.39 million tonnes were from underground sources and 1.67 million tonnes from the reclamation of tailings. The grade for underground material for 2001 at 7.90 g/t, was slightly ahead of the 7.87 g/t achieved in 2000. Total gold production for 2001 was 528,451 ounces compared to 640,988 ounces for 2000. Production reduced in 2001 due to the closure of the open pit mining operations during the third quarter of 2000.

Over the past two years the Obuasi mine has made progress in reducing costs. The improvement in cost was achieved through closure of the high cost surface operations as well as cost control measures and the re-engineering of mining and processing operations, showing a reduction of approximately 14 per cent. The cash operating cost at Obuasi in 2001 was US$192 per ounce as compared to the 2000 cost of US$208 per ounce and the 1999 cost of US$222 per ounce.

2.1.1 Reserves

The proven and probable contained gold reserves at Obuasi as at 31 December 2001 and 2000 are set out below:

		As at 31 December 2001			As at 31 December 2000		
	Metallurgical Recovery %	Ore Tonnes (millions)	Grade g/t	Contained Gold Ounces (millions)	Ore Tonnes (millions)	Grade g/t	Contained Gold Ounces (millions)
UNDERGROUND							
Proven Reserves	84	5.0	7.9	1.3	5.1	7.6	1.4
Probable Reserves	84	37.3	8.0	9.6	36.7	7.9	9.3
Total Underground Reserves	84	42.3	8.0	10.9	41.8	7.9	10.7
SURFACE							
Proven Reserves	90	1.3	5.2	0.2	–	–	–
Probable Reserves	90	–	–	–	–	–	–
Total Surface Ore Reserves	90	1.3	5.2	0.2	–	–	–
TAILINGS							
Proven reserves	29	15.1	2.0	1.0	4.0	2.5	0.3
Probable reserves	29	5.3	2.2	0.3	1.3	2.9	0.1
Total Tailings Ore Reserves	29	20.4	2.1	1.3	5.3	2.6	0.4
TOTAL ORE RESERVES	–	64.0	6.0	12.4	47.1	7.3	11.1

NOTES:

1. For economic studies and the determination of cut-off grades, a gold price of US$300 per ounce was assumed.
2. The grade estimate is inclusive of adjustments for mining dilution and ore losses during mining. Metallurgical losses are excluded from the calculation of contained gold ounces.
3. The tailings proven reserves are those which have been drilled. The probable reserves are based on plant information from the time the tailings were deposited.
4. Obuasi ore reserves increased by 1.3 million ounces as compared to year end 2000, due to the increase in tailings reserve following drilling at the Kokorteasua tailings dam and to re-evaluation of underground ore reserve blocks.

2.1.2 Geology

The gold deposits at Obuasi are part of a prominent belt of Precambrian volcano-sedimentary and igneous formations which extend for a distance of approximately 300 kilometres in a north-east, south-west trend. Three main structural trends hosting gold mineralisation, the Obuasi trend, the Gyabunsu trend and the Binsere trend, contribute to the ounces produced at Obuasi.

In general, there are five main ore types at Obuasi:

(a) *Quartz veins* – Quartz veins consist mainly of quartz with free gold in association with lesser amounts of various metal sulphides such as iron, zinc, lead and copper. The gold particles are generally fine grained and, occasionally, are visible to the naked eye.

(b) *Sulphide ore* – Sulphide ore is ore characterised by the inclusion of gold in the crystal structure of a sulphide material. The gold in these ores is extremely fine grained and locked in arsenopyrite crystals. Higher gold grades tend to be associated with smaller arsenopyrite crystals. Other prominent minerals include quartz, chlorite and sericite. Sulphide ore is generally refractory.

(c) *Transition ore* – Transition ore is sulphide ore, which has been partially oxidised. The structure of transition ore makes it harder to process and, thus, recoveries of transition ore are generally lower than recoveries of sulphide and oxide ore.

(d) *Oxide ore* – Oxide ore is sulphide ore, which has been subjected to chemical decomposition, typically caused by natural weathering and surface water percolation, and is degraded into oxidised material. Weathering of the surface and near-surface sulphides, especially in the Obuasi region, can result in oxidation to a depth of 30 to 40 metres depending on the topography and other factors.

(e) *Primary* – Primary ore is the non-weathered component of non-refractory granitoid mineralisation. It is not oxidised.

2.1.3 Underground Mining Operations

Mining operations began at Obuasi in 1897. Since 1907, the underground mine has been in almost continuous production. Over the years, underground mining at Obuasi has expanded, and underground operations are currently conducted along a strike length of 8 kilometres and to a depth of 1,500 metres below the surface.

The underground mine at Obuasi expanded from a production rate of 4,500 tonnes of ore per year in 1907 to approximately 800,000 tonnes of ore per year in the early 1980s. The tonnage from underground has more than doubled within a seven year period from 1.14 mtpa achieved in 1994 to 2.5 mtpa achieved in 2001. In the same period the grade has reduced from 10.5 g/t to 7.87 g/t. The grade reduction is due to the increase in production from the lower grade sulphide ore blocks.

The mining operations at Obuasi are split into three operating sections, each managed by a mine manager.

The Northern part of the mine is the oldest and the workings are the deepest. The ore type is predominantly quartz. A project to recover ore from the high grade Adansi Shaft pillar began in 2000. The production rate in the north part of the mine averages from 35,000 to 40,000 tonnes per month. Currently the main access shaft is Adansi which accesses a depth of 1,500 metres; it is planned to close this shaft once mining of the pillar progresses. Kwesi Mensah Shaft ("KMS") and Ellis shafts will then take up the Adansi capacity.

The Central Section is serviced by KMS, which accesses a depth of 1,500 metres. The ore type is predominantly made up of lower grade sulphide material and generally the mining blocks are wide ranging from 6 metres to 20 metres. Open Stoping is the predominant mining method. Production ranges from 80,000 to 85,000 tonnes per month. The 41 level haulage system (at a depth of 1,230 metres below surface), serves the Central mining blocks, with all rock hoisted at KMS.

The South Section is the newest mining area, and is the section from which the majority of the Obuasi mine's ore will be sourced over the coming years. The ore type is generally sulphide in nature, but is often associated with quartz material. The ore structure is complex with up to four different ore zones running parallel to each other. In the past, the predominant mining method has been cut and fill, but safety and cost considerations have resulted in a change to Open Stoping methods in recent years. The Section is served by KRS and Sansu Shaft for hoisting of rock and GCS shaft for men and material. The Brown Sub Vertical Shaft ("BSVS"), which has been sunk to 52 level, will be equipped in 2002 and 2003 to provide rock, men and material handling services to the lower levels of the South Section of the Mine.

2.1.4 Infrastructure

SHAFTS/RAMPS AT OBUASI

Shafts	Service	Current Hoisting Capacity Ore/Waste (tonnes per month)
Kwesi Mensah Shaft ("KMS")	Men, material and rock	140,000
Kwesi Renner Shaft ("KRS")	Rock	90,000
Adansi Shaft	Men, material and rock	32,000
Timber Shaft	Men, material and rock	15,000
Ellis Shaft	Rock	52,000
Sansu Ventilation Shaft ("Sansu Shaft")	Men, material and rock	22,000
Brown Sub Vertical Shaft	Men, material and rock	–
West Shaft	Men and material	–
Waley Shaft	Men and material	–
Outen Shaft	Men and material	–
George Cappendell Shaft ("GCS")	Men and material	–
Blackies Ventilation Shaft	Ventilation	–
Kwesi Mensah Ventilation Shaft ("KMVS")	Ventilation	–
Central Ventilation Shaft ("CVS")	Ventilation	
Eaton Turner Shaft ("ETS")	(Decommissioned)	n/a
Total Hoisting Capacity (tonnes/month)		351,000
Total Hoisting Capacity (tonnes/year)		4,212,000

Ramps	Service	Ore/Waste (tonnes per month)
Sansu Ramp	Men, material	–
Côte d'Or Ramp	Men, material and rock	10,000
Timber Shaft Access Decline ("TSAD")	Men, material and rock	10,000

The major underground project work in 2001 included further development, support and track installation on the high volume railway system at the 41 Level main haulage. Development was completed from KMS through to the BSVS in the south of the mine and to Blocks 5 and 6 in the north. The Sansu Shaft was commissioned and surface foundations for the 300 south ventilation airway were completed in preparation for raise-boring operations in 2002. The development of the decline to the bottom of KMS to facilitate the removal of rock spillage was completed. At KRS, excavation of the crusher station was also completed. A new pump station was constructed and commissioned on 8 Level in the north of the mine to significantly improve mine pumping capacity and water control.

In the past 12 years, the Obuasi mine has spent over US$1 billion on its investment programme comprising new shafts, processing plants and underground mechanisation. Completed capital expenditure projects have been financed from the cash flow from operations at Obuasi and from internal and external funding. The Obuasi mine expects that future capital expenditure on various projects, such as the BSVS shaft equipping will be financed from the cash flows generated from operations at Obuasi. To the extent that such projects are not completed on schedule, the Obuasi mine may not be able to maintain its underground production of ore as is currently planned.

2.1.5 Mining Methods

The range of mining methods currently employed includes mechanised open stoping (60 per cent. of total); mechanised cut and fill (10 per cent. of total); sub-level retreat and reclamation (12 per cent. of total); and stope preparation (16 per cent. of total).

2.1.6 Surface Mining Operations

Apart from on going surface rehabilitation work on landscaping and re-vegetating the old pits and waste dumps, there was no production from surface mining activity at Obuasi in 2001.

2.1.7 Processing Operations

The Obuasi mine has two active treatment plants: the STP to process underground ore and the TTP to handle tailings reclamation operations. The PTP has been closed and the OTP is currently being maintained on a care and maintenance basis. It is planned that OTP will be re-commissioned to batch process oxide ore from satellite surface mine deposits which are expected to be mined in 2002 and 2003.

Gold recoveries in different processing facilities depend in a large measure on the type of ore being processed. The underground ores at Obuasi are generally refractory and metallurgically more difficult to treat than non-refractory ores. In the refractory component of the ore, the gold is intimately associated with sulphide minerals and is not optimally recoverable by either gravity or direct cyanide leaching without additional processing. At Obuasi, the minerals associated with gold in the refractory ore are arsenopyrites, pyrites and pyrrhotite. The gold is encapsulated within the crystal structure of these minerals. In order to recover the gold, these sulphide minerals are pre-concentrated and then broken down by oxidation before the gold can be extracted through cyanide leaching.

The gold concentrate, either in the form of gravity concentrates or gold-plated electro-winning cathodes, is sent to a smelting facility, where it is heated with a fluxing agent in smelting furnaces and poured into briquette moulds. The gold bars are weighed, assayed, stamped and shipped to the refiner for refinement into gold bullion.

Water used in the processing plants is sourced from local rivers. A significant amount of the water used in the treatment process is recycled.

2.1.8 Processing Plant Capacities

Plant	2001 Capacity (tonnes/month)	2000 Capacity (tonnes/month)
Sulphide Treatment Plant (STP)	**210,000**	210,000
Tailings Treatment Plant (TTP)	**160,000**	160,000
Total tonnes per month	370,000	370,000
Total tonnes per year	4,440,000	4,440,000

2.1.9 Sulphide Treatment Plant

STP uses the BIOX® process patented by Gencor for the treatment of its sulphide ores. BIOX® is a continuous bacterial leaching process that oxidises sulphide ore to enable it to be leached by conventional cyanidation techniques.

Ore is fed into a Semi Autogeneous Grinding ("SAG") mill and ball mill circuit. The material is then concentrated in a gravity concentration circuit and processed through a flash flotation circuit for the production of gold-bearing sulphide concentrate. The concentrate is then fed into the BIOX® section of the STP while the remaining material is fed directly to the final leach circuit.

The BIOX® plant is arranged into trains of six tanks each. Each tank contains a solution containing bacteria known as thiobacillus ferro-oxidans and thiobacillus thio-oxidans. The bacteria oxidises the sulphide ore by consuming the elemental sulphur in the material leaving the encapsulated gold within the material amenable to recovery by cyanide leaching.

The BIOX® treatment process takes four days, during which time more than 90 per cent. of the sulphur material in the ore is oxidised. The pulp, which contains dissolved sulphur and arsenic and gold-bearing solids, is then "washed" in counter-current decantation thickeners to separate out the gold-bearing solids. The gold-bearing solids are then cyanide-leached in a CIL circuit, and the gold solution is pumped to the OTP for electro winning onto steel wool cathodes and smelting. The effluent from the STP, which contains arsenic, is then neutralised with limestone, resulting in the precipitation of the arsenic into a stable compound, and pumped to a tailings dam impoundment.

The bacteria used in the BIOX® process require particular conditions in which to operate effectively. The pH of their environment must be low, i.e. very acidic, oxygen must be provided as the bacteria are aerobic, the temperature must remain in the range of 40-45° C and fertiliser and nutrients need to be provided in order to allow the bacteria to build cell walls. As a result of the sensitivity of the bacteria to their environment, the BIOX® process requires fresh water and cannot use water recycled from processing operations. The benefits of the BIOX® process include improved overall gold recovery and the environmentally safer and more effective disposal of arsenic and sulphur.

At the STP new flotation cleaner cells were introduced resulting in an increase in the concentrate grade from around 55 g/t to 85 g/t. Accompanying the increase in precious metal grade is an increase in the sulphur grade of the concentrates which has enhanced the BIOX® process. The net result of this plant modification is a reduction in concentrate tonnage throughput, an increase in BIOX® residence time, a significant reduction in reagent consumption resulting in a reduction in operating costs.

Gold production from the STP was 482,982 ounces from the processing of 2.39 million tonnes of ore at a grade of 7.53g/t and a plant recovery of 83.5 per cent. This compares with 412,824 ounces from 2.47 million tonnes at a grade of 6.32g/t and a recovery of 82.1 per cent. in 2000.

2.1.10 Tailings Treatment Plant

TTP was commissioned in 1988 to reprocess tailings from previous processing operations. The TTP uses CIP technology. TTP is a relatively simple operation, consisting of monitoring stations to reclaim the tailings and pump the resulting slurry to the plant. The material is then re-ground using ball mills and the pulp is leached by cyanide and the gold collected by activated carbon. Loaded carbon is stripped of gold by elution with caustic cyanide and electro-won onto steel wool cathodes that are smelted into doré bars.

In the financial year 2001, ore throughput at the TTP was 1.67 million tonnes at a grade of 2.46 g/t compared with 1.83 million tonnes in 2000 at a grade of 2.39 g/t. The average recovery rate in 2001 was at 32.7 per cent. an increase as compared to 31.1 per cent. achieved in 2000. Despite the 9 per cent. reduction in processed tonnage 42,999 ounces were recovered compared to 43,756 ounces the previous year because of improved recovery. The reduced tonnage throughput resulted from mechanical problems with pumps and excavators in the second half of the year. At the end of 2001, the tailings reserve increased to 1.3 million ounces of gold following test drilling and metallurgical testwork on the Kokorteasua tailings dam which demonstrated that the re-treatment of this material would be economic.

2.1.11 Health, Safety and Environment

Obuasi mine was awarded a NOSA ("South African National Occupational Safety Association") four star rating in 2001.

2.2 Bibiani – Ghana

Bibiani is located in the Western Region of Ghana, 90 kilometres west of Kumasi. Ashanti acquired Bibiani in 1996 when it acquired International Gold Resources ("IGR"), a Canadian-listed company and Ghana Libyan Arab Mining Company Limited ("GLAMCO").

The first records of gold mining at the Bibiani site date from 1902. The mine, however, closed in 1913 after approximately 70,000 ounces of gold had been recovered. Mining activities resumed in 1927 during the second "gold rush" and 2.2 million ounces of gold was produced between 1927 and 1961. In 1961, the property was sold to State Gold Mining Corporation and was shut down in 1968 due to lack of economically recoverable ore. During the period from 1927 to 1968 approximately 8.2 million tonnes of ore were treated at an average grade of 9.5 g/t.

In 1987, GLAMCO undertook a drilling programme on the old tailings ponds. The first results showed the potential to recover gold on an economic basis and a pilot plant was commissioned. Production of gold started in 1989 but, due to difficulties in obtaining spares for plant maintenance, the plant shut down two years later. During this period, 104,000 tonnes of gold tailings from past mining were milled.

In 1991, IGR applied for an extension of the original concession and joined up with GLAMCO in an exploration programme. In 1996, Ashanti purchased the entire share capital of IGR and GLAMCO and commenced the development of the Bibiani mine.

The mine was fully commissioned on 8 February 1998 and the first gold was poured on 24 February 1998. The main open pit operations are scheduled to be completed in 2004 although mining operations could be further extended by the introduction of underground operations or the acquisition of adjacent mine deposits.

In 2001, 253,052 ounces of gold were produced at a cash operating cost of US$170 per ounce compared to 273,711 ounces of gold at a cash operating cost of US$134 per ounce the previous year. The reduction in gold production at Bibiani in 2001 was due to the reduced mill feed grade and lower recovery and resulted in the higher cash operating cost per ounce produced.

Milled throughput for the year was 2.77 million tonnes at a feed grade of 3.46 g/t compared to 2.76 million tonnes at 3.70 g/t the previous year. As was the case in the previous years, the reconciliation between the reserve model and the actual mined grade and tonnage showed a more positive variance than expected and the operation continued to exceed performance levels predicted in the feasibility study and mine plan. Metallurgical recovery in 2001 decreased to 83.7 per cent. from 86.7 per cent. in 2000 due to the mining and processing of more refractory type ore during the second half of the year.

2.2.1 Reserves

The proven and probable contained gold reserves at Bibiani as at 31 December 2001 and 31 December 2000 are set forth in the table below:

		As at 31 December 2001			As at 31 December 2000		
	Metallurgical Recovery %	Ore Tonnes (millions)	Grade g/t	Contained Gold Ounces (millions)	Ore Tonnes (millions)	Grade g/t	Contained Gold Ounces (millions)
Proven Reserves	86	5.8	1.3	0.2	5.6	1.3	0.2
Probable Reserves	86	6.5	3.1	0.7	8.3	3.1	0.8
Total Ore Reserves	86	12.4	2.2	0.9	13.9	2.3	1.0

NOTES:

1. For economic studies and the determination of cut-off grades, a gold price of US$300 per ounce was assumed.

2. The grade estimate is inclusive of adjustments for mining dilution and ore losses during mining. Metallurgical losses are excluded from the calculation of contained gold ounces.

2.2.2 Geology

The Bibiani gold deposit lies within lower Birimian metasediments and related rocks which occur in the Pre-Cambrian Sefwi Belt of southern Ghana. Gold and gold-bearing sulphide mineralisation occurs in quartz filled shear zones and in altered rocks adjacent to those shears. The full strike of the Bibiani structure is at least 4 kilometres.

For metallurgical classification there are three main ore types at Bibiani: primary, transition and oxide. Further lithological classification gives four ore types: quartz (generally high grade), stockwork (medium-high grade), phyllites and porphyry (both low grade).

The Bibiani deposit is weathered and oxidised to a depth of between 40 metres and 60 metres below surface. A transition zone of partial oxidation – locally up to 35 metres thick – underlays the oxide zone and overlays the fresh rock sulphide or primary zone generally 15 – 20 metres.

2.2.3 Mining Methods

Ashanti conducts conventional open pit mining at Bibiani using a mining contractor. Mining is done by an open-cut method, loading and hauling the ore with excavators and dump trucks. The orebody, depending on its density, is either freely dug or drilled and blasted.

2.2.4 Processing Methods

Ore is processed using a CIL processing system. The CIL plant at Bibiani is designed to operate at a throughput rate of 2.0 mtpa of primary ore, and up to 1.3 mtpa of tailings in parallel with primary ore. Currently the plant is handling 2.7 mtpa of mainly primary ore with the potential to add 0.6 mtpa of tailings.

The ore is first crushed in a single stage crusher prior to being ground in a SAG and ball mill section. The ground material then passes through a gravity concentrator for the removal of free gold before it is passed into CIL tanks for leaching and adsorption of the remaining gold. Cyanide is added which leaches the microscopic gold in the ore into solution. Carbon is then added to the tanks to absorb the gold from the solution. The slurry passes through screens that retain the gold loaded carbon. This is then eluted and gold electro-won onto cathodes. The cathodes are smelted to produce doré bar. The tailings are pumped to a tailing dam impoundment. The water is then recycled back to the plant.

2.2.5 Health, Safety and Environment

Bibiani maintained its NOSA five-star rating during 2001.

2.3 Iduapriem/Teberebie – Ghana

The Iduapriem mine, which is owned by Ghanaian Australian Goldfields Limited ("GAG") is located in the Western Region of Ghana some 70 kilometres north of the coastal city of Takoradi, and 10 kilometres south west of Tarkwa. Ashanti acquired an 80 per cent. interest in the Iduapriem mine in 1996 when it acquired Golden Shamrock Mines Limited ("GSM").

Mining operations at Iduapriem commenced in June 1992 with the first gold poured in September 1992. A review of the economics of the mine was carried out in 1998 resulting in an anticipated closure of the mine at the end of 1999. During 1999, following further drilling and evaluation of the mineralised material in Blocks 4 and 5, part of the mineralised material was converted to reserves and the GAG mine closure was expected to be implemented in 2001.

In May 2000, Ashanti acquired the entire issued share capital of Pioneer Goldfields Limited which owns 90 per cent. of Teberebie Goldfields Limited ("TGL") (being the company which owns the mining lease to the Teberebie mine located adjacent to Iduapriem) together with inter-company loans which amounted to an aggregate of approximately US$20.8 million. The consideration was satisfied by Ashanti as an initial cash payment of US$5 million on completion and deferred cash payments of US$13.8 million payable in instalments over a five year period. The terms of the agreement also include the potential for contingent consideration cash payments of up to US$5 million dependant upon minimum gold prices and production levels. On 23 August 2000, Pioneer Goldfields Limited on-sold certain of the assets of TGL to Gold Fields Ghana Limited for US$5 million in cash.

The acquisition of the Teberebie mine thereby extended the Iduapriem mine's life to approximately 2008 based on current production levels. The ore from Teberebie is processed through the CIL plant at Iduapriem.

Gold production for 2001 was 205,130 ounces of gold, exceeding the 193,868 ounces of gold produced in 2000. Cash operating costs were reduced to US$214 per ounce from US$223 per ounce in 2000.

At 4.85 million tonnes, the ore mined in 2001 was approximately the same as the previous year. However, the mined grade at 1.58 g/t was higher than the 1.25 g/t achieved in 2000. The higher grades resulted from the mining of higher grade material from the Teberebie ore blocks.

2.3.1 Reserves

The proven and probable contained gold reserves at Iduapriem and Teberebie as at 31 December 2001 and 31 December 2000 are set forth in the table overleaf:

		As at 31 December 2001			As at 31 December 2000		
	Metallurgical Recovery %	Ore Tonnes (millions)	Grade g/t	Contained Gold Ounces (millions)	Ore Tonnes (millions)	Grade g/t	Contained Gold Ounces (millions)
Proven Reserves	94	31.4	1.7	1.7	24.9	1.8	1.5
Probable Reserves	94	7.2	1.7	0.4	15.1	1.4	0.7
Total Ore Reserves	94	38.6	1.7	2.1	40.0	1.7	2.2

NOTES:

1. For economic studies and the determination of cut-off grades, a gold price of US$300 per ounce was assumed.

2. The grade estimate is inclusive of adjustments for mining dilution and ore losses during mining. Metallurgical losses are excluded from the calculation of contained gold ounces.

2.3.2 Geology

The Iduapriem and Teberebie gold mines are located along the southern end of the Tarkwa basin. The mineralisation is contained in the Banket Series of rocks within the Tarkwaian System.

The outcropping Banket Series of rocks in the mine area form prominent, arcuate ridges extending southwards from Tarkwa, westwards through Iduapriem and northwards towards Teberebie.

2.3.3 Mining Methods

Ashanti conducts conventional open pit mining methods at Iduapriem and Teberebie.

From March 1998, ore and waste mining has been undertaken using a contract mining company.

2.3.4 Processing Methods

The open pit ore is treated at Iduapriem/ Teberebie using either CIL plant or heap leach processing technologies. A total of 205,130 ounces of gold was produced in 2001 from the Iduapriem CIL, Iduapriem Heap Leach and the Teberebie East Heap Leach Plants.

(a) *CIL Plant*

The CIL plant is composed of a primary jaw crusher which goes on to a secondary crusher before being conveyed to the SAG mill. The SAG mill normally operates in open circuit and the mill discharge is pumped to a hydro cyclone circuit. The cyclone underflow is used as ball mill feed to allow finer grinding of the ore. The discharge from the ball mill is pumped to the hydro cyclone unit from where the cyclone underflow is transferred to leach and adsorption tanks, with a nominal residence time of 16 hours.

Gold is recovered from loaded carbon contained within the adsorption tanks through elution, electro-winning and bullion smelting within a high security gold room.

In year 2001, the CIL mill throughput was 2.73 million tonnes of ore at a grade of 1.92 g/t. Gold produced from the CIL plant in 2001 was 158,103 ounces compared with 128,374 ounces in 2000. This compares with CIL mill throughput of 2.69 million tonnes at grade 1.58 g/t in 2000.

In 2002, it is proposed that the CIL plant is upgraded resulting in capital expenditure of some US$13 million, which will be principally funded out of cashflow from the mine.

(b) *Heap Leach*

The Iduapriem heap leach plant was commissioned in November 1996.

During the heap leach processing, ore feed is either direct tipped or reclaimed from the heap leach stockpile to a primary jaw crusher crushing at a rate of 2.4 mtpa. The product is then either hauled or conveyed to the active cells constructed on 10 metre high pads designed to contain 200,000 tonnes of crushed ore in each cell.

The solution from the cells is gravity fed to a series of ponds where a three stage upgrade of the solution occurs. At Iduapriem, the solution is then pumped to the CIL leach/ adsorption tanks as process feed water solution or to the heap leach carbon columns where gold can eventually be recovered.

At the Teberebie East Heap Leach Plant the solution is processed through the existing Teberebie gold recovery plant.

During 2001, some 2.63 million tonnes of ore was stacked on the heap leach pads compared with 2.26 million tonnes of ore at a grade of 0.78 g/t in 2000. Gold recovered from the heap leach operation was 47,027 ounces compared to 38,518 ounces in 2000. The apparent heap leach recovery in 2001 was 61.7 per cent. reflecting the harder and less leachable nature of the heap leach ore coming from the Teberebie pits.

2.3.5 Health, Safety and Environment

Iduapriem was awarded a four-star Integrated NOSA rating during 2001.

2.4 Ayanfuri – Ghana

Ashanti acquired the Ayanfuri mine, located in Central Ghana, in 1996 with the acquisition of the Cluff Resources Limited. Exploration of the Ayanfuri mine commenced in 1988 and following the preparation of a feasibility study, project construction started in 1994. Construction was completed at the beginning of October, 1994 with the first gold bar poured at the end of November. Production since start-up to 31 December 2001 has been approximately 0.32 million ounces of gold. Mining was by open pit methods and the operation utilised heap leach processing technology in the treatment of the oxide ores.

In 2001, 329,000 tonnes at a grade of 1.2 g/t compared with 1.12 million tonnes in 2000 at a grade of 1.21 g/t were processed. As at 31 December 2001, 11,517 ounces of gold were produced at a cash operating cost of US$243 per annum compared to 36,316 ounces in 2000 at a cash operating cost of US$245 per annum. The reduction in gold output was due to the depletion of the mine's ore reserves. At the end of the second quarter of 2001, the mining operations were suspended and the mine closure plan is currently being implemented.

2.5 Siguiri – Guinea

The Siguiri gold mine is located in the Siguiri District in the north-eastern part of the Republic of Guinea, West Africa, approximately 850 kilometres from the capital city of Conakry. The nearest important town is Siguiri (approximately 50,000 inhabitants), located on the banks of the Niger River. Ashanti owns 85 per cent. of the Siguiri gold mine and the Government of Guinea owns the remaining 15 per cent. Ashanti acquired its interest in Siguiri in 1996 when it acquired GSM.

In 1985, Société Aurifère de Guinée ("SAG") was formed under the laws of the Republic of Guinea to explore the gold resources of the Siguiri concession. Initially, SAG was owned 51 per cent. by Chevaning Mining Company Limited ("CMC") and 49 per cent. by the Government of Guinea. In 1993, GSM acquired 100 per cent. of CMC and also renegotiated the terms of the agreement with the Government of Guinea such that the Government's equity interest in Siguiri was reduced from 49 per cent. to 15 per cent.

SAG carried out alluvial gold mining operations in a small part of the concession between 1988 and mid-1992 and built substantial infrastructure in the area, including a town site now known as Koron. After modest gold production, these operations were discontinued. Following its acquisition of Siguiri, Ashanti began the development of a US$55 million heap leach mine and processing facility and the improvement of the access road to Siguiri. Operations began at Siguiri in 1998. The Life of Mine plan currently projects mining until approximately 2007.

In 2001, Siguiri produced a total of 283,199 ounces of gold at a cash operating cost of US$220 per ounce compared with 303,381 ounces of gold at a cash operating cost of US$181 per ounce in 2000. Production and cash operating costs were impacted by lower than expected metallurgical recovery from the material stacked during the year as well as by higher haulage and rehandling unit costs as a result of a decision to mine higher grade than planned material further from the mine.

A total of 8.52 million tonnes of ore were mined compared to 10.8 million tonnes in 2000 and the heap leach plant processed a total of 9.06 million tonnes grading 1.34 g/t compared with 8.88 million tonnes at 1.33 g/t the previous year.

2.5.1 Reserves

The proven and probable contained gold reserves at Siguiri as at 31 December 2001 and 31 December 2000 are set forth in the table below:

		As at 31 December 2001			As at 31 December 2000		
	Metallurgical Recovery %	Ore Tonnes (millions)	Grade g/t	Contained Gold Ounces (millions)	Ore Tonnes (millions)	Grade g/t	Contained Gold Ounces (millions)
Proven Reserves	80	20.9	1.1	0.7	22.5	1.1	0.8
Probable Reserves	80	35.8	1.2	1.4	37.9	1.3	1.5
Total Ore Reserves	80	56.7	1.2	2.1	60.4	1.2	2.3

NOTES:

1. For economic studies and the determination of cut-off grades, a gold price of US$300 per ounce was assumed.

2. The grade estimate is inclusive of adjustments for mining dilution and ore losses during mining. Metallurgical losses are excluded from the calculation of contained gold ounces.

2.5.2 Geology

The Siguiri deposit is characterised by the presence of extensive lateritic ("CAP") and saprolitic ("SAP") ore bodies formed in a number of paleochannels of different origins and quartz veining hosted within saprolitized metasediments. The CAP and SAP ores are processed using the heap leach processing method.

The majority of the gold mineralisation at Siguiri is oxide (non-refractory) as it has been subject to intense weathering over a period of some 70 million years. Some quartz vein hosted sulphide mineralisation has been prospected at depth.

2.5.3 Mining Method

All ore and waste is mined via conventional open pit mining methods. Due to the weathering profile of the mineralised and associated waste zones, extensive areas can be freely dug by hydraulic excavators, with light blasting operations conducted where required.

The primary material movement fleet is a combination of 160 tonne and 100 tonne hydraulic excavators loading 85 tonne trucks. The mining fleet includes auxiliary equipment (dozers, graders, water carts, etc) for haul and pit access road construction, maintenance and rehabilitation work.

Ore is hauled directly to the primary crusher or to run-of-mine stockpiles adjacent to the primary crusher. Crushed ore from the primary crusher is delivered by conveyor to the treatment facilities for processing. In the event of conveyor failure, ore can be hauled to original stockpile and crushing facilities and fed by front end loaders as part of the ore processing operation.

2.5.4 Processing Method

Ore is processed using the heap leach method. The heap leach facility currently has a design capacity of 8 mtpa. The facility includes the heap leach pad area, ore crushing, agglomeration and stacking system, solution ponds and gold extraction plant.

The CAP and SAP ores are blended, crushed and mixed with a cement binder to agglomerate the material, which aids percolation and ph-control and gives stability to the stacked ore. The material is then stacked in 10 metre lifts on large plastic sheeted pads. Currently, ore is stacked in three 10 metre lifts. The stack is then sprayed with a dilute cyanide solution which percolates the material and leaches the gold during its passage. The plastic sheeting prevents the cyanide solution from contaminating the ground and allows the gold-bearing solution to be gravitated to collection ponds. The solution is then either re-sprayed back onto heaps or pumped to the gold recovery section of the plants. Activated carbon is then added to adsorb the gold from solution. This is then eluted and the gold electro-won onto cathodes. The cathodes are smelted to produce doré bars.

There will be a gradually reducing ratio of CAP to SAP ores as the mine life extends, unless additional CAP material is delineated, thereby increasing processing costs. On average the ratio of CAP ores to SAP ores over the life of the mine to date has been 65:35. An addition of 7.5 kg per tonnes of cement is currently required for the processing. Historically this has been reflected as 15 per cent. of the total cash operating cost per ounce at Siguiri. The cement quantity required to stabilise the heaps will increase where there is a higher proportion of SAP material. Allowance has been made in the life of mine plan for the ratio of CAP ores to SAP ores to reduce to 50:50, where cement consumption will increase to approximately 10 kg per tonne. In the later years of the life of mine, unless additional CAP material is delineated, cement consumption, and therefore processing costs, will increase further. Cement is currently sourced from South Africa.

Apparent plant recovery for the year reduced to 73.1 per cent. from 79.3 per cent. in 2000. This was largely due to solution reticulation and third layer stacking problems which resulted in lower than anticipated leach rates. During 2001, considerable work was undertaken to solve these problems. The third layer stacking was suspended while the solution management system was upgraded and the controls on blending the lateritic and saprolitic ore types improved. However, there can be no certainty that these issues have been resolved and due to the time involved in the heap leach processing, this will only become evident in the second half of 2002.

2.5.5 Health, Safety and Environment

Siguiri achieved a five-star NOSA rating during 2001.

2.6 Geita – Tanzania

2.6.1 General

The Geita Mine is situated in north western Tanzania approximately 90 kilometres from the regional capital of Mwanza and 20 kilometres south of Lake Victoria in an area known as the Lake Victoria Goldfields. The operation is currently owned and operated jointly by Ashanti and Anglogold Limited in an unincorporated joint venture following the purchase of a 50 per cent. interest in the project by Anglogold Limited in December 2000.

The project area now covers some 470 square kilometres of prospecting licences with the inclusion of the Anglogold Limited Nyamulilima Hill licence into the joint venture. Within this area about a 110 square kilometre special mining licence has been granted.

The Geita deposit was first mined as an underground operation between 1938 and 1966 when it is estimated some 940,000 ounces of gold were produced at a mean recovered grade of approximately 5.3 g/t Au. At this time the Geita Mine was the largest operating gold mine in East Africa. In the late 1980s, the area became the focus of increasing artisanal mining. In 1991, SAMAX Gold Inc. ("SAMAX") acquired the Kukuluma prospecting licences and, in 1994, Cluff acquired the Geita Hill prospecting licences. Both companies commenced exploration soon after obtaining their respective licence areas. Cluff and SAMAX were acquired by Ashanti in 1996 and 1998 respectively.

A feasibility study for the project was completed in November 1998 which detailed the construction of a CIL processing plant, fuel fired power plant, mine village, services, related infrastructure and initial open pit mining activity. Extension and infill drilling continued during the construction period and the resources and reserves were significantly increased, increasing the life of the mine and improving the overall economics.

The construction of the US$165 million Geita Mine began in 1999 and was completed in 2000 on budget and ahead of schedule with gold production commencing in June 2000. By the end of 2000, 176,836 ounces of gold were produced at a cash operating cost of US$145 per ounce.

The Geita Mine, in its first full year of production, produced a total of 545,562 ounces of gold of which 50 per cent. is attributable to Ashanti at a cash operating cost of US$143 per ounce.

A total of 4.52 million tonnes of ore grading 3.80 g/t were mined at a strip ratio of 6.0:1. This compares to 1.24 million tonnes at 3.00 g/t at a strip ratio of 9.6:1 in the previous year.

In 2001 a total of 4.58 million tonnes were processed at a grade of 3.91 g/t and a recovery of 93.0 per cent. compared to 2.08 million tonnes at 2.94 g/t and a recovery of 92.0 per cent. in 2000.

In December 2000, a US$135 million project financing was obtained in respect of the Geita Mine as more particularly described in paragraph 17 of Part XVII of this document. The net proceeds were used to repay financing provided by Ashanti.

The Geita Mine was completed at an approximate cost of US$165 million which was provided by Ashanti. Ashanti raised approximately US$335 million (prior to costs of disposal) on the sale of its 50 per cent. interest in the Geita Mine to Anglogold Limited, being US$205 million in sale proceeds and US$130 million (net of fees) from the project financing loan.

In the last quarter of 2001, the haul road between the Kukuluma deposit and the processing plant was completed and a haulage contract was signed to commence production from that deposit in the first quarter of 2002.

2.6.2 Reserves

The proven and probable contained gold reserves at the Geita Mine as at 31 December 2001 and 2000 are set forth in the table below.

		As at 31 December 2001			As at 31 December 2000		
	Metallurgical Recovery %	Ore Tonnes (millions)	Grade g/t	Contained Gold Ounces (millions)	Ore Tonnes (millions)	Grade g/t	Contained Gold Ounces (millions)
Proven Reserves	90	37.7	3.4	4.1	41.3	3.5	4.6
Probable Reserves	90	25.0	4.5	3.6	22.3	4.5	3.2
Total Ore Reserves	90	62.7	3.8	7.7	63.6	3.8	7.8

NOTES:

1. For economic studies and the determination of cut-off grades, a gold price of US$300 per ounce was assumed.

2. The grade estimate is inclusive of adjustments for mining dilution and ore losses during mining. Metallurgical losses are excluded from the calculation of contained gold ounces.

2.6.3 Geology

(a) *Regional Geology*

The Geita greenstone belt forms the northern arm of the regional Sukumaland greenstone belt to the south of Lake Victoria. The main belt consists of two intermittent, roughly oval shaped belts with an outer radius of between 80 and 140 kilometres. The central area is made up of predominantly mafic volcanics and associated sediments of the Lower Nyanzian which host the Buck Reef and Bulyanhulu deposits. The outer areas of the belt are dominated by the Upper Nyanzian comprising banded iron formation ("BIF") and intermediate to felsic volcanics and forming distinct ridges as seen at Geita and in the Siga-Mabale belt to the south and east (hosting the Golden Ridge deposit). The western part of the belt, including the Geita and Buck Reef areas, is cut by strong, regional scale, north-east trending quartz gabbro dykes of Proterozoic age (Bukoban) and to a lesser extent by north and north-north-west trending dolerite dykes of Karoo age.

The Geita greenstone belt strikes east-west and is approximately 60 kilometres long by 15 kilometres wide and consists of two WNW-ESE trending banded iron formation ridge complexes, most likely forming the limbs of a westward plunging synform. The Lower Nyanzian is thought to underlie much of the lower ground in the area but is obscured by ferricrete and mbuga cover. It comprises dark grey, fine grained tholeitic, basalt lavas often containing pillows, strongly foliated mafic tuffs (occasionally interbedded with siliceous chert layers) and quartz porphyry which grades into felsic tuffs. The belt has undergone minor greenschist facies metamorphism.

Two main structural trends dominate the area, north-west and north-east. Regional quartz gabbro dykes are often associated with the latter. A third set of structures striking north to north-north- west are often intruded by dolerite dykes of Karoo age.

The major mineralised targets in the Geita area fall into the following groups:

- Mineralisation within the BIF located on the crests of ridges. This sub-divides into mineralisation close to the felsic tuff contact or intrusive contacts and mineralisation within the main bulk of the BIF sequence.
- Mineralisation hosted by footwall or hanging wall felsic tuffs such as that at Mgusu. This would be more likely located on the lower slopes of the ridges and therefore under much thicker cover.
- Shear hosted mineralisation in mafic volcanics of the Lower Nyanzian.
- Classical volcanogenic massive sulphide deposits such as the Samena pyrite deposit.
- Ferricrete. Either enrichment over bedrock mineralisation or erosion from mineralised BIF on ridges.

(b) *Geita Pits Mineralisation*

The Geita project consists of five separate orebodies. Three of these, Geita Hill, Lone Cone and Nyankanga, occur along strike of each other along a single ridge system. The remaining two orebodies, Kukuluma and Matandani, occur on a separate ridge system approximately six kilometres north-east of the other three and are the orebodies originally explored by SAMAX.

The mineralisation at Geita Hill and Lone Cone is hosted by highly deformed BIF interbedded with andesite and minor acid volcanics and in each case is controlled by an approximately bedding-parallel shear zone. The Geita Hill orebody has a strike length of approximately two kilometres, dips at angles of between 50-55° to the north-west and varies in thickness between 30 metres and 45 metres. The Lone Cone orebody has been drilled over a strike length of some 500 metres, dips at angles of between 50-55° to the north and varies in thickness up to 25 metres. Distinct relatively high grade zones exist within the main mineralised zone, mainly within thinner BIF units, and it was these zones that were selectively mined underground between 1938 and 1966.

The western section of the Nyankanga orebody is hosted by a diorite intrusive with occasional BIF units, but moving eastwards and at depth the BIF and diorite become interbedded and the BIF percentage increases. The mineralisation is again controlled by a low angle shear zone sub-parallel to the bedding. Elevated grades occur where this controlling structure intersects BIF rich areas. The BIF hosted mineralisation tends to be characterised by sharp reductions in grade at the margins while the diorite hosted mineralisation is more diffuse in nature and characterised by more gradual grade variations. Nyankanga has been drilled over a strike length of approximately 1.2 kilometres and dips at between 30-35° to the north.

The mineralisation at Kukuluma is hosted by a folded sequence of interbedded BIF, chert, acid tuffs, mudstones and siltstones. The Matandani orebody is similar to the Kukuluma orebody but characterised by more abundant mudstones and siltstones. The mineralisation at both is considered to be controlled by two parallel shears which are discordant to the bedding of the area. Each orebody is consequently comprised of two sub-parallel mineralised zones. At Kukuluma, the western zone is sub-vertical and the eastern zone is sub-vertical to dipping 65° to the north-east. Both zones at Matandani are sub-vertical. Both the Kukuluma and Matandani orebodies have been drilled over strike lengths of some 800 metres.

2.6.4 Mining Methods

The Geita Mine is an open pit operation with mineralized material extending below the lowest depth of all the pits. In total there are five main pits, Nyankanga (the largest), Lone Cone and Geita Hill (which has three separate pits) in the south, proximal to the processing plant and the Kukuluma and Matandani pits located approximately 17 kilometres to the North. Mining of the ore and waste is carried out using conventional open pit techniques and is undertaken using

51

a mining contractor. At anyone time, a number of pits will be in operation to provide mining flexibility and a blend of oxidized, transition and primary ores. The ore is hauled to the crusher where it is either tipped directly into the crusher or placed on the ROM stockpile and rehandled later by front end loaders. All technical services, mine planning, mining contract management, survey control and geotechnical support functions are carried out by Geita Mine staff.

Over the next five years the ore and waste mining rate is programmed to be close to 50 million tonnes per annum at a strip ratio of approximately 9:1. At the end of 2001, the mining contractor was changed following a re-tender of the contract to accommodate an increase in the mining rate.

The primary material movement fleet consists of a combination of Komatsu 785 and Caterpillar 77 trucks and combination of Komatsu PC1100 and PC1800 excavators. The Fleet comprises auxiliary equipment (dozers, graders, water carts, etc) for haul and pit access road construction, maintenance and re-habilitation.

2.6.5 Processing Method

The Geita processing plant has a name plate capacity of approximately 4.5 million tonnes per annum. The ore is crushed and then fed into a SAG and ball mill grinding circuit with a recycle crushing system. The material is passed through a gravity circuit comprising two Knelson concentrators and a "Gekko" In Line Leach Reactor which treats the concentrate via an intensive cyanidation process. The pulp is thickened and then passed on to a single stage leach of leaching and a seven stage CIL circuit. The stripping plant includes a 14 tonne capacity elution circuit with electro winning (using stainless steel cathodes) and to the direct smelting of the calcined sludge.

Modifications to the recycle crusher system are being undertaken and will result in an increase in the milling rate. It is planned to install additional leach tank capacity in 2002 to cater for the potential to increase plant throughput and to provide additional residence time.

2.6.6 Project development

Throughout the period of project development, exploration drilling continued, resulting in significant increases to the ore reserves and tonnage of identified mineralized material. This has necessitated a constant process of re-engineering to optimize the value of the deposits. In 2001, the pits were re-engineered at the same time as an engineering study was being undertaken to evaluate the potential to develop and underground mine which would compliment production and support an expansion to mill capacity. In 2002, further drilling to test the extension of mineralisation below the various pits will be carried out and studies will be undertaken to determine the ultimate production rate.

2.6.7 Power

In 2001, a series of mechanical failures occurred on the prime generators at the Geita power plant necessitating the importation of additional generator sets to secure power supplies. The manufacturers of the engines used in the power plant are in the process of rectifying the problems with these machines. Throughout this problem period, no significant material interruptions to processing resulted from the generator failure.

2.6.8 Health, Safety and Environment

The Geita Mine has been certified with an ISO1400 health and safety rating and has been awarded a NOSA four-star Integrated rating during 2001.

2.7 Freda-Rebecca – Zimbabwe

Ashanti acquired the Freda-Rebecca mine in 1996 with the acquisition of Cluff Resources plc. The mine is located in Bindura in Zimbabwe. Ashanti now conducts underground mining operations at Freda-Rebecca as the open pits were mined out in 1998. The ore is processed by means of a conventional CIL plant, which was designed to treat open pit sulphide ore. The life of mine plan currently projects mining until approximately 2005 at current production rates.

In 2001 a total of 1,156 million tonnes of ore was mined from underground. In the 12 months ended 31 December 2001, Freda-Rebecca mine produced 102,654 ounces of gold at a cash operating cost of US$222 per ounce compared to 112,164 ounces at US$198 per ounce in 2000. The head grade was 3.30 g/t, whilst the recovery was 86.4 per cent. Over the past few years, the robust higher grade easier production ore blocks have been mined resulting in production being at a higher than average reserve grade. In 2000 a total of 112,164 ounces was recovered from the processing of 1.003 million tonnes of ore grading 3.89 g/t at a recovery of 89.8 per cent. In 2001, metallurgical recovery was impacted on by a series of mechanical problems in the milling and leach tanks sections of the processing plant as well as the processing of ores emanating for the western extremity of the mine in the second half of the year which are suspected of being uncharacteristically refractory in nature. The recoveries remain low and investigations are being undertaken to determine the exact nature and extent of the recovery problem. Persistent interruptions to the processing plant combined with reduced leach tank capacity made it difficult to maintain steady state operating conditions and gold recovery was adversely affected. The low recovery and lower feed grade therefore accounted for the decrease in gold production relative to 2000. Over the last few months due to the support price mechanism set by the Government of Zimbabwe (as described in paragraph 2.7.5 below), price realised per ounce on the sale of gold to the Government of Zimbabwe has been higher than the prevailing market price.

2.7.1 Reserves

The proven and probable contained gold reserves of Freda-Rebecca as at 31 December 2001 and 31 December 2000 are set out in the table below.

		As at 31 December 2001			As at 31 December 2000		
	Metallurgical Recovery %	Ore Tonnes (millions)	Grade g/t	Contained Gold Ounces (millions)	Ore Tonnes (millions)	Grade g/t	Contained Gold Ounces (millions)
Proven Reserves	90	4.3	2.5	0.3	4.1	2.4	0.3
Probable Reserves	90	1.1	2.4	0.1	1.7	2.4	0.1
Total Ore Reserves	90	5.4	2.5	0.4	5.8	2.4	0.4

NOTES:

1. For economic studies and the determination of cut-off grades, a gold price of US$300 per ounce was assumed.

2. The grade estimate is inclusive of adjustments for mining dilution and ore losses during mining. Metallurgical losses are excluded from the calculation of contained gold ounces.

2.7.2 Geology

Freda-Rebecca mine is situated approximately in the middle of the Harare-Shamva Greenstone Belt. Gold mineralisation is controlled by both lithology and structure and is associated with sulphides. The sulphides exhibit two styles. The older style is of a disseminated nature and is the primary auriferous phase. The younger style is shear-hosted and occurs in narrower widths. This style, especially where fine-grained, is associated with higher grades. In both styles, sulphides are fine to coarse grained. Primary sulphides are pyrite, arsenopyrite, pyrrhothe and chalcopyrite. Mineralisation is also associated with chloritisation, silicification and carbonatisation.

2.7.3 Mining Methods

In the initial phase of development, Freda-Rebecca was an open pit operation with two pits.

The Rebecca pit was mined down to a depth of 100 metres by open pit method. The ore body is low grade (1.05 g/t cut-off grade in the pit), and this method proved to be economic due to economies of scale of bulk mining. The oxide layer was mined at a cut-off grade of 0.95 g/t.

As the Rebecca open pit was nearing depletion, a feasibility study was carried out and it was proved that at a 2 g/t cut-off, an underground mine was economic. Various methods were investigated and finally open-stoping with subsequent fill was selected. This was used to exploit the Rebecca Upper East and Lower East. Safety and economic reasons led to the abandonment of this method in favour of sub-level stoping with troughs as the predominant mining method.

Four mining methods, namely sub-level stoping, room and pillar, ramp in stope and panel stoping are used at the Freda-Rebecca mine. Sub-level stoping with troughs is now the dominant mining method and has considerably improved the whole production process by making it safer (as loaders do not load in an open stope) and cost effective.

Exploration work continued on a number of joint venture prospects in the vicinity of the mine.

2.7.4 Processing Methods

Crushed material is conveyed into two separate milling modules, each consisting of a SAG mill in closed circuit with a 750mm diameter cyclone (one standby) to produce an overflow of 80 per cent. About 30 per cent. of primary cyclone underflow is bled off into Knelson concentrators for coarse gold recovery, while the overflow is de-watered in two cluster cyclone sets to 48-50 per cent. solid prior to gravitation into the leach circuit. The leach train consists of three mechanically agitated pre-leach tanks in series and nine carbon in leach tanks providing a total residence time of about 48 hours.

Gold bearing solution from the elution is passed through the electrowinding cells and the gold is deposited on steel wool cathodes. The steel wool cathodes are digested in hydrochloric acid to give a gold sludge, which is then water washed, dried, fluxed and smelted to produce bars of gold bullion.

2.7.5 Economic/Political Situation

The economic and political situation in Zimbabwe during 2001 continued to pose a series of difficult problems for the management team. The lack of foreign exchange and the fixed exchange rate coupled with high inflation put severe pressure on the supply function and the operating costs. Towards the end of the year, the foreign exchange problem was alleviated slightly but the situation remained tight. Revenue for Freda-Rebecca benefited in 2001 due to a support price set by the Zimbabwean Government. This support price is set at a level higher than the prevailing gold price as a concession for gold mining companies receiving a substantial part of their bullion sale proceeds in Zimbabwe dollars. This support price mechanism is continuing in 2002.

Freda-Rebecca mine was awarded a NOSA four-star Integrated audit rating in 2001.

2.8 Exploration

Ashanti's exploration strategy to date has been to focus on gold projects only in Africa. Ashanti has projects in the major gold belts of West, Southern and East Africa. Exploration on Ashanti's existing mines is conducted by personnel at the mine sites whereas exploration around the mines and elsewhere in Africa is conducted by staff from Ashanti Exploration, a division of Ashanti.

Ashanti has established phased guidelines for assessing whether an exploration project merits further expenditure. Each project must meet certain economic requirements based on its potential tonnage, grade and projected economic return, based on future capital and operating costs. An exploration project must meet or exceed these criteria at all stages in its development in order for further expenditure to be undertaken. Many countries in which Ashanti is conducting exploration operations, or is considering conducting such operations, are characterised by political instability and economic uncertainty as discussed elsewhere When deciding whether to pursue an exploration project, Ashanti assesses its geological potential, political stability of the country in which a potential project is located, its regulatory and fiscal regime, security of title to property and economic conditions, as well as the project area's access to infrastructure such as roads and power.

The management believes that the African continent offers a wide range of exploration and development opportunities, and that Ashanti is particularly well positioned to take advantage of such opportunities because of its operational base in the region and its position as an African gold mining company.

During 2001, Ashanti's exploration's focus continued to be on and around its existing mining operations where the full benefit of additional reserves could be more rapidly realised. However, whilst focussing on gold production, Ashanti would also consider significant exploration and development opportunities in Africa in base and precious metals outside the core business area should they arise.

2.8.1 East Africa

(a) *Tanzania* – At Geita, exploration during 2001 focused on the identification and evaluation of several prospects within the Geita Mine's extensive mining and prospecting licences. A total of 4.5 million tonnes of mineralised material was delineated at Chipaka, situated six kilometres northwest of the plant. Significant mineralisation was intersected down plunge from the Geita hill open pit and will require follow-up. Encouraging results were also received from the Prospect 30, Samena and Nyamatigata prospects.

Infill drilling of the Nyankanga underground mineralised material commenced at year end as part of the full feasibility study while pit optimisations will also be undertaken on the Roberts and Chipaka deposits to determine open pit reserves.

(b) Elsewhere in Tanzania, Ashanti continued its regional assessment of the Lake Victoria Goldfields during the year.

2.8.2 West Africa

(a) *Guinea*

In 2001, exploration around the Siguiri mine site was mainly targeted at locating and defining CAP mineralisation. Reserves comprising SAP ore were outlined at Sintroko, 4 kilometres south of the Kosise pit. Definition drilling of both CAP and SAP was also completed at the newly identified and nearby Soukonu deposit and in an area immediately south of the current Kosise pit limits.

(b) *Cote d'Ivoire*

Reverse Air Blasting ("RAB") and aircore drilling showed that the 20 kilometre long M'Basso/Bebou and the 7 kilometre striking Abrabine gold-in-soil anomalies, in the Allangaou permit of south-eastern Cote d'Ivoire, were related to minor bedrock mineralisation. Exploration has re-focussed onto a package of permits subject to an agreement signed with Rio Tinto in October 2001.

(c) *Mali*

Follow up geochemical sampling and RAB drilling were undertaken on a number of prospects in south-eastern Mali. Additional targets have been identified and are currently being evaluated.

(d) *Ghana*

Exploration and assessment continued on a number of prospects on and in the vicinity of the Bibiani, Iduapriem and Obuasi operations.

Obuasi

(i) As was the case in 2000, the main objectives of the underground diamond drilling programme were to improve the definition of mineralised material across the mine and the delineation of new mineralised material in the south section above 41 level, the north section of the mine above 20 level and below 50 level across the base of mine between the Adansi and BSVS.

(ii) In the south, promising intersections were obtained in the previously weak East Lode and at Sansu. Drilling below 50 level provided consistently good results across strike showing that mineralisation extended down to the deepest levels drilled. Several plus 20 g/t intersections over mineable widths were made in quartz material down to 56 level in the vicinity of the KMS. The most significant intersection occurred at 62 level below the eKMS, where 13.3 metres of quartz with visible gold assayed 66 g/t. This hold confirmed the down dip extension of the ore body to at least some 400 metres below the 1,600 metres elevation, currently the deepest level of the existing mine infrastructure.

2.8.3 Southern Africa

Zimbabwe

At the RAN project near Freda-Rebecca, mineralised material amounting to 2.8 million tonnes was outlined, a portion of which could be amenable to open pit mining. In addition a small open pit oxide reserve was delineated at the Phoenix Prince prospect.

2.8.4 Central Africa

D.R.Congo

During the year, Ashanti increased its Kimin concession by 6,000 square kilometres to cover most of the historically productive Kilo greenstone belt. Exploration is still to commence.

2.9 Mine Development

2.9.1 (a) *Iduapriem/Teberebie*

During 2001, a feasibility study was undertaken on upgrading the CIL plan capacity to 4.0 million tonnes from its present 2.9 million tonnes per annum in order to reduce unit costs. The project includes the installation of an additional SAG mill, upgrading of the elution circuit, conversion from CIL to CIP, and the relocation of crushing activities to a larger crusher which is already operational close to the Teberebie pits. The installation of an overland conveyor to transfer crushed product to the Iduapriem processing plant is also proposed. The results of the study are positive, improving cash flow overall and expanding the ore reserves. The project reached the approval stage at the end of 2001 and is expected to be completed during 2002.

(b) *Bibiani*

During the year, the evaluation of a trackless underground mining operation to exploit extensions of the open pit mineralisation to depth continued but was not finalised. This work commenced in 2002 with a limited diamond drilling programme and geotechnical investigations. Business initiatives to acquire prospective ground within economic haulage distance of the processing plant and extend mine life beyond 2004 will also be further progressed in 2002. In 2001 a small deposit, Mpesetia, containing 30,000 reserve ounces was acquired and mining commenced in the first quarter of 2002.

(c) *Obuasi*

At Obuasi a team has been set up to undertake conceptual engineering work on a project to evaluate the options for exploitation of the recently intersected mineralized material extending to depth below 50 level, currently the deepest level accessible from existing mine infrastructure.

(d) *Freda-Rebecca*

During 2001, the results of exploration drilling on the RAN concession were modelled and evaluation work was undertaken to assess the viability of developing the property. The results will be appraised in 2002 and a decision will then be made on whether or not to proceed with the development of an open pit mining operation on the RAN property and to process the ores at the existing Freda-Rebecca mine treatment plant commencing in 2003.

(e) *Youga*

In 2001, the latest drilling results from exploration activities on the Youga concession were incorporated into the geological model and the feasibility study on the deposit was updated. Submissions were made to the Government of Burkina Faso in respect of Environmental Impact Assessment and Action Plans in order to obtain approval for a mining license, to secure tenure of the properties and to satisfy local expectations as to the timing the development of the property.

2.9.2 All investment within paragraph 2.9.1 above was provided from working capital and cash revenues from the mines.

2.10 Other Businesses and Disposals

Ashanti sold its 50 per cent. interest in Carmeuse Lime Products (Ghana) Limited ("LPL") in December 2000 to the other joint venture partner Carmeuse S.A., a Belgian company for a loss of US$4.6 million.

2.11 The Gold Market

Gold is used primarily for fabrication and bullion investment. Fabricated gold has a wide variety of uses including jewellery (the largest fabrication use for gold), electronics, dentistry, decorations, medals, medallions, and official coins. Certain purchasers of official gold coins, and of high-carat, low mark-up jewellery, may be motivated by investment, so that the net private gold bullion purchases alone do not necessarily represent the total investment activity in gold. Central banks buy, sell and hold gold bullion as part of their national investment strategies.

Ashanti currently has separate gold refining and purchasing arrangements for each of its mining properties as follows:

Mine	Refiner
Obuasi:	N.M. Rothschild & Sons and Commerzbank International SA
Bibiani:	UBS AG, Zurich
Iduapriem:	UBS AG, Zurich
Siguiri:	Credit Suisse First Boston
Freda-Rebecca:	Reserve Bank of Zimbabwe
Geita:	Société Generale de Paris

Gold is shipped to a refiner and upon receipt the relevant company within Ashanti is normally credited with funds within two days into offshore and onshore accounts of such company.

Gold bars produced by mining companies can be of any size and Ashanti typically produces bars averaging about 800 ounces in weight. It is general practice for the refiner to recognise the value of the silver contained in the gold bar and Ashanti is credited accordingly. The refinement process upgrades the gold to 99.99 per cent. purity by a process of electrolysis.

The gold bullion market is relatively deep and liquid. Purchase and sales of gold take place around the globe in all sizes and forms. In London, gold trading is conducted by a number of bullion houses, and prices are set twice daily by the five members of the "ring". The ring was originally established to determine the price that represents the benchmark for trades and contracts. The price set is the one at which orders to buy and sell are perfectly matched. Prices are determined in the morning and afternoon, the so called A.M. and P.M. fixes, for each trading day.

This market provides the foundation for many derivative instruments such as futures, options, warrants and swaps. Substantial producers and purchasers use these markets to hedge their respective positions. The process for a producer involves the use of forward contracts and derivative instruments to hedge part of the production against falls in the gold price. Whilst hedging exposes Ashanti to certain risks, such as the risk of margin calls, it is intended to help Ashanti secure a predictable cash flow which assists in planning and forecasting future revenues, and helping to ensure that financial commitments and other undertakings can be met. For a discussion of Ashanti's hedging operations, see Part V of this document on Hedging.

2.12 Ghana

Ghana is located in West Africa and covers an area of approximately 238,000 square kilometres with a population of approximately 20 million. The State of Ghana was created in 1957, when it became the first of the former colonies in West Africa to gain independence. The official language of Ghana is English and the country is located between the French-speaking countries of Côte d'Ivoire and Togo.

2.12.1 Political Background

The period from the granting of independence in 1957 to 1981 was a turbulent period in the political history of Ghana. During this time, Ghana's governments alternated periodically between military and civilian rules. After the military coup which brought him into power the second time, Flight Lieutenant Jerry Rawlings and his Provisional National Defence Council ("PNDC") government ruled the country for 11 years during which time relative political stability and economic progress was achieved. In November 1992, Jerry Rawlings was elected President in the first democratic election in over a decade.

The principal step in the transition to the current level of democratic rule was a referendum in April 1992 which endorsed a new constitution. The new constitution gives the President supreme executive power in both civil and military matters. It also provides for a fixed presidential term of office of four years, with a maximum of two terms for any one person, and created a 200 member parliament to oversee the day-to-day functions of the government. While independent international observers declared that the presidential election was fairly decided, opposition parties claimed that the election had been rigged and boycotted the subsequent legislative elections held in December 1992.

Presidential and parliamentary elections took place in December 1996. Both elections this time were contested and President Rawlings won again with 57.5 per cent. of the total votes and the ruling NDC party took 132 of the 200 seats in parliament. Elections were held again in December 2000. Jerry Rawlings was unable to stand for President, having completed his two terms, and there were seven new candidates contesting the presidential election. The first round was inconclusive, with no candidate achieving the required 50 per cent. majority. A second round was conducted in early January 2001 between Professor J.E.A. Mills (NDC) and Mr. J.A. Kufuor (NPP), which was won by Mr. Kufuor with 56.9 per cent. of the votes cast. The 2000 parliamentary elections also resulted in a defeat for the ruling NDC party, with the NPP winning a total of 99 seats to the NDC's 92 seats. Smaller parties and independent candidates hold the other nine seats.

2.12.2 Political Structure

The Constitution, which came into force on 7 January 1993, and is the supreme law of Ghana, establishes the political structure of the government and enshrines a number of fundamental human rights and freedoms (for example, personal liberty, non-discrimination, freedom of expression and concepts of natural justice). The Constitution specifically preserves as current law the written and unwritten laws of Ghana as they existed before the date of the Constitution (except that they are to be construed in conformity with the Constitution) and provides that, as a general matter, other than as provided in the Constitution, the existing law is not to be affected by the adoption of the Constitution. For this reason, and because of the different manifestations of the Government over the years, the principal legislation includes decrees and legislation promulgated by previous governments.

The Constitution establishes an executive branch headed by a President, a Parliament and an independent judiciary. The President of the Republic of Ghana acts as head of State, head of government and commander-in-chief of the armed forces. In determining government policy, the President is assisted by the Cabinet (which consists of the Vice President and between 10 and 19 Ministers of State), as well as by non-Cabinet ministers and other senior advisers in the office of the President. The President is also advised in relation to legislative matters by a Council of State (which comprises a mix of presidential appointees, representatives from the different regions of Ghana and former holders of high office).

Parliament holds the legislative authority in Ghana. Matters are generally decided by a simple majority vote, subject to a quorum of at least half the members of Parliament being present. The power of Parliament to make laws is exercised by passing the relevant bill and obtaining Presidential assent.

The judiciary is independent from the President, the legislature and the executive and subject only to the terms of the Constitution. The judicial branch consists of a Supreme Court, the Court of Appeal, the High Court, Regional Tribunals, and such lower courts of tribunals as Parliament establishes.

2.12.3 Economy

Ghana is comparatively well-endowed with natural and human resources. It has a good supply of fertile land suitable for growing a broad range of agricultural commodities, and considerable forestry, fishing and mineral resources, as well as hydro-electric power resources. Agriculture accounts for approximately 50 per cent. of GDP, with cocoa being the most important crop.

The unit of currency in Ghana is the Cedi. The Cedi has been characterised by continuous depreciation against the US dollar over the last decade. The exchange rate was determined by auction until 1992. Currently the exchange rate is set by an interbank market for foreign exchange and the rates are now largely determined on the basis of market forces. During 2000 the Cedi experienced rapid depreciation.

However, in 2001 mainly through the exercise of more prudent fiscal and monetary policies by the new government, the Cedi was relatively stable against almost all the major currencies with depreciation against the US dollar of only 3.7 per cent. for the year, compared with 49.5 per cent. for the corresponding period in 2000. Again, inflation, which stood at 40.5 per cent. at the end of 2000 and peaked at about 42 per cent. in March 2001 was down to 21.3 per cent. in December 2001.

As part of the measures to promote capital and investment growth and to assist the development of venture capital companies the government, in its 2002 budget, has reduced Stamp Duty on stated capital from 2.0 per cent. to 0.5 per cent.

2.12.4 Economic Recovery Program

Ghana experienced a protracted economic decline in the mid 1970s and early 1980s. The decline was marked by high and accelerating inflation resulting in overvaluation of the Cedi with the trade account moving into deficit in 1981 after several years in surplus. Lack of foreign investment, emigration of skilled labour and government policies favouring rapid industrialisation through import substitution all weakened the productive base of the economy. Faced with sharply rising inflation, an economic slump and a mounting external deficit, the Government sought outside assistance.

In April 1983, the Government introduced the Economic Recovery Programme (the "ERP"). The ERP incorporated recommendations of the IMF and World Bank. The main elements of the ERP were to reduce inflation and achieve equilibrium, to reduce the mounting budget deficit and to promote economic growth and export recovery through a realignment of incentives towards productive activities. The program also highlighted the need for structural reform, economic liberalisation and improving the availability of essential consumer goods.

The ERP, and subsequent actions by the Government, are widely considered to have been generally successful in restoring Ghana's economic health. The economy is still dependent on aid but Ghana ceased in 1991 to rely on IMF balance of payments support, following a period of rapid economic adjustment financed by concessional loans from the IMF. By Sub-Saharan African standards Ghana has achieved an impressive growth performance.

A Value Added Tax ("VAT") was successfully introduced at the end of 1998. During 1999 and 2000, the Ghanaian economy was negatively affected as a result of low prices for gold and cocoa, and high prices for imported crude oil.

The newly elected Government is currently in the process of implementing various measures including fiscal reforms, designed to improve the economic situation.

Highly Indebted Poor Country ("HIPIC") Initiative

With the large infusion of external loans to finance the ERP, the country's debt carrying capacity was over-stretched without achieving the expected corresponding export recovery. Therefore, in March 2001, the new government decided to take advantage of HIPIC initiative, which provides debt relief from both bilateral and multilateral creditors. This initiative is aimed at restoring the country to a sustainable debt carrying capacity and to free resources for poverty reduction programmes in the near-term of 2002 to 2004.

59

2.12.5 Mining

After going through a period of contraction for many decades, the Ghanaian mining sector grew markedly during the 1990s. Since 1983, the Government has introduced a number of incentives for mining companies, with the result that new investment has increased. Encouraged by support from the World Bank, with the provision of debt and guarantee facilities from the International Finance Corporation, gold mining has enjoyed a renaissance, with output more than quadrupling since 1987. The vast majority of the output comes from underground and open pit mines in the Western and Ashanti regions.

2.13 Exchange Controls

Ghana has a system of exchange control. The Exchange Control Act, 1961 and the Exchange Control Regulations, 1961 provide the general statutory framework for Ghanaian exchange control. Through them the Government exercises its policy of exchange control with respect to foreign investment in Ghanaian companies and all dealings by residents of Ghana in securities with non-residents and in foreign currency. The Mining Law modifies the exchange control provisions that apply to holders of mining leases in Ghana. Holders of mining leases may, if permitted by the Bank of Ghana, have limited rights to retain certain foreign exchange earnings overseas and to use such earnings for the acquisition of mining inputs, which would not otherwise be readily available without the use of such earnings. Where the net earnings of a holder of a mining lease are in foreign exchange, the holder is permitted to retain not less than 25 per cent. of foreign exchange earnings in an external account for acquiring machinery and equipment, spare parts and raw materials as well as for certain other payments, such as dividend and debt service payments. Ashanti's operations in Ghana are permitted to retain 60 per cent. to 80 per cent. of its foreign exchange earnings in such an account. Ashanti remits the remainder of its foreign exchange earnings to Ghana and converts them to Cedis. This amount historically has equated approximately with the amount of expenses Ashanti incurs in Cedis.

The consent of the Bank of Ghana has been given under the exchange control regime for the free transferability of the Ashanti Shares and the Ashanti GDSs, the payment of dividends in US dollars and the payment of dividends to external residents and the provision of a guarantee in connection with the New Notes and a guarantee in connection with the New RCF. However, Ghanaian residents will require the consent of the Bank of Ghana to remit any proceeds of sale and dividends received in US dollars. There are no regulations in Ghana that would restrict or affect the remittance of dividends to non-resident holders of securities.

3 Regulations and Leases

3.1 Ghana

3.1.1 Minerals and Mining Law

(a) *General*

Mining activities in Ghana are primarily regulated by the Minerals and Mining Law, 1986 (as amended) (the "Mining Law").

Under the Constitution and the Mining Law, all minerals in Ghana in their natural state are the property of the State and title to them is vested in the President on behalf of, and in trust for the people of Ghana, with rights of prospecting, recovery and associated land usage being granted under licenses or leases.

A license is required for the export or disposal of such minerals and the Government has a right of pre-emption over all such minerals. The Government shall acquire, without payment, a 10 per cent. interest in the rights and obligations of the mineral operations in relation to a mineral right to reconnaissance, prospecting or mining, and shall have the option to acquire a further 20 per cent. interest where any mineral is discovered in commercial quantities, on terms agreed between the Government and the holder of the mining lease subject to arbitration if the parties fail to agree.

A license or lease (granting a mineral right) is required to reconnoitre or prospect for or mine a mineral in Ghana, and the Minister of Energy and Mines of the Government (the "Minister of Mines") has power to negotiate, grant, revoke, suspend or renew any mineral right, subject to a power of disallowance exercisable within 30 days of such grant, revocation, suspension or renewal by the Cabinet. The powers of the Minister of Mines are to be exercised on the advice of the Minerals Commission, which is responsible for regulating and managing the utilisation of natural resources and co-ordinating policies relating to them. The grant of a mining lease by the Minister of Mines is normally subject to parliamentary ratification unless specifically exempted.

A mineral right is deemed a requisite and sufficient authority over the land in respect of which the right is granted, although a separate license is required for certain other activities, such as the diversion of water, and additional consents may be required for certain developments. A mineral right or interest therein may not be transferred, assigned or otherwise dealt with in any other manner without the Minister of Mines' prior written approval.

(b) *Control of Mining Companies*

The Minister of Mines has the power to object to a person becoming or remaining a "shareholder controller", a "majority shareholder controller" or an "indirect controller" of a company which has been granted a mining lease ("a mining company") if he considers that the public interest would be prejudiced by the person concerned becoming or remaining such a controller. In this context:

(i) "shareholder controller" means a person who, either alone or with certain others, is entitled to exercise, or control the exercise of, 20 per cent. or more of the voting power at any general meeting of a mining company or of any other company of which it is a subsidiary;

(ii) "majority shareholder controller" means a shareholder controller in whose case the percentage referred to in (A) above also exceeds 50 per cent.; and

(iii) "indirect controller" means a person in accordance with whose directions or instructions the directors of a mining company, or of another company of which it is a subsidiary, or the shareholder controllers of that mining company are accustomed to act.

A person may not become a shareholder controller, a majority shareholder controller or an indirect controller of a mining company unless he has served written notice on the Minister of Mines of his intention to that effect and the Minister of Mines consents to his becoming such a controller or does not object within a period of six months.

Where a person becomes or continues to be a controller of the relevant description after a notice of objection has been served on him, or otherwise in contravention of the procedures prescribed by the Mining Law, the Minister of Mines may notify the controller that, until further notice, any specified shares are subject to restrictions. The relevant restrictions include restrictions on transfer, voting rights, receipt of further shares and distributions. The Minister of Mines may apply to the High Court to order the sale of any shares which are the subject of such a restriction. There is no legal restriction on the foreign ownership of a mining company.

Where a person, either alone or with certain others, acquires an interest in 5 per cent. or more of the voting power of a mining company he is required to notify the Minister of Mines.

A person who is a controller of a mining company must give notice of his ceasing to be such a controller before he disposes of his interest. In addition, the mining company itself has to give notice to the Minister of Mines of the fact that any person has become or ceased to be a controller. Violation of these provisions of the Mining Law is a criminal offence. The law also gives the Minister of Mines power to investigate and report on the ownership and control of any mining company.

The Mining Law also gives the Government the right to acquire a special share in a mining company in order to protect the assets of the relevant company and to reflect and further the intentions of the provisions of the Mining Law relating to control of a mining company. The Government holds such a share in Ashanti, the Golden Share.

The Regulations of Ashanti also require Ashanti and the Directors to comply with any order made by the Minister of Mines under the provisions of the Mining Law and provide that any action taken by Ashanti or the Directors in pursuance of any such order shall be final and conclusive and binding on all persons.

(c) *Payments*

The Mining Law provides that royalties are payable by the holder of a mining lease to the State at rates of between three per cent. and 12 per cent. of total minerals revenue, depending on a formula set out in mineral royalty regulations. The formula is determined by calculating the ratio of revenue minus operating costs, interest and capital allowances to total revenue. A ratio of 30 per cent. or lower will attract a royalty of three per cent. For every one per cent. that the ratio exceeds 30 per cent., the amount of the royalty will increase by 0.0225 per cent. up to a maximum of 12 per cent. The Laws of Ghana currently provide for income tax at a rate of 30 per cent. The Mining Law provides for an entitlement to certain specified capital allowances and various additional fiscal and other benefits.

(d) *Retention of Foreign Earnings*

Holders of mining leases have certain limited rights to retain foreign exchange earnings overseas and to use such earnings for the acquisition of machinery and equipment as well as for certain other payments such as debt service payments and dividends. See paragraph 2.13 of this Part IV.

3.1.2 Leases

Mining leases may be applied for either by a prospecting license holder who has established the existence of minerals in commercial quantities or by others who do not hold such licenses, who establish the same to the satisfaction of the Minister of Mines. Mining leases are normally granted for a period not exceeding 30 years and the holder may apply to the Minister of Mines for renewal, on such conditions as the Minister of Mines may determine, for up to another 30 years. They are to have a maximum size (subject to derogation by the President where it is considered to be in the national interest) of 50 Km^2 for any grant and 150 Km^2 in aggregate. A holder may apply for an enlargement of the mining area, which, subject to the Mining Law, the Minister of Mines may grant if satisfied such approval is in the national interest. The rights conferred by mining leases include those to take all reasonable measures on or under the surface to mine the mineral to which the mining lease relates, to erect necessary equipment, plant and buildings, to prospect within the mining area and to stack or dump mineral waste is an approved manner. Reconnaissance and prospecting licenses are normally granted for up to 12 months and three years respectively, subject to renewal.

A detailed program must be submitted for the recruitment and training of Ghanaians with a view to achieving "localisation", being the replacement of expatriate personnel by Ghanaian personnel. In addition, the holder must give preference to Ghanaian products and personnel, to the maximum extent possible, consistent with safety, efficiency and economy.

Prior notification to the Minister of Mines is required for ceasing, suspending or curtailing production. Approval to such actions may be given, subject to conditions determined on the advice of the Minerals Commission.

There are also provisions relating to surrender, suspension and cancellation of mineral rights in certain circumstances. The Minister of Mines may suspend or cancel a mineral right if, among other things, the holder fails to make payments under the Mining Law when due, if the holder is in breach of any provisions of the Mining Law or of the conditions of the mineral right or the provisions of any other enactment relating to mines and minerals or becomes insolvent or bankrupt or makes a statement to the Minister of Mines in relation to the mineral right which he knows, or ought to have known to be false. Except as otherwise provided in a specific mining lease, all immovable assets of the holder under the mining lease vest in the State on termination, as does all moveable property that is fully depreciated for tax purposes. Moveable property that is not fully depreciated is to be offered to the State at the depreciated cost.

The holder must exercise his rights subject to such limitations relating to surface rights as the Minister of Mines may prescribe. Subject to the proper conduct of the mining operations, the holder must affect as little as possible the interest of any lawful occupier, whose grazing rights are retained but who is precluded from erecting any building without the consent of holder (or, if such consent is unreasonably withheld, without the consent of the Minister). An owner or occupier of any land subject to a mineral right may apply to the holder for compensation and the amount of the compensation shall, subject to the approval of the Land Valuation Board, be determined by agreement between the parties concerned (or, if they are unable to reach agreement, by the Minister of Mines in consultation with the Land Valuation Board). The Land Valuation Board has in the past increased amounts of compensation payable to owners and occupiers.

The holder, in the exercise of his rights, is required to have due regard to the effect of the mineral operations on the environment and is to take such steps as may be necessary to prevent pollution of the environment as a result of such operations. A range of activities and breaches of the Mining Law including obstructing the Government from exercising its pre-emption right and conducting mining, prospecting or related activities otherwise than in accordance with the Mining Law, constitute offences punishable by fine or imprisonment. The maximum fine is Cedi 500,000 (US$70), and the maximum term of imprisonment is two years.

3.1.3 Mining Properties

(a) *Obuasi Mining Lease*

Ashanti's current mining lease for the Obuasi area was granted by the Government on 5 March 1994. It grants to Ashanti the mining rights to land with an area of approximately 334 square kilometres in the Amansie East and Adansi West districts of the Ashanti Region for a term of 30 years from the date of the agreement. In addition the application for a mining lease over the adjacent 140 square kilometres Binsere Prospecting Lease, has also been granted resulting in the total area under mining lease conditions increasing to 474 square kilometres (the "Lease Area"). Ashanti may, not less than one year before expiry of the relevant lease, apply for an extension and if it is not in default at the time it shall be entitled to an extension upon such terms and conditions as the parties may then agree. The Government also granted to Ashanti the exclusive rights to work, develop and produce gold in the Lease Area (including the processing, storing and transportation of ore and materials) together with the rights and powers reasonably incidental thereto subject to the provision of the relevant lease for that term.

Ashanti is required to pay, to the Government, rent (subject to review every five years, when the rent may be increased by up to 20 per cent.) at the rate of approximately US$5 per square kilometre and such royalties as are prescribed by legislation, including royalties on timber felled within the Lease Area. Ashanti is required to pay tax and effect foreign exchange transactions in accordance with the laws of Ghana.

Upon the termination or expiration of the agreement, immovable assets in the Lease Area and all other appurtenances in pits, trenches and boreholes shall become the property of the Government without charge. All materials, supplies, vehicles and other moveable assets that are fully depreciated for tax purposes shall become the property of the Government without charge. Other such property shall be offered to the Government at the depreciated value within 60 days. If the Government does not accept the offer within a period of 60 days Ashanti may sell, remove or otherwise dispose of the property during a period of 180 days after expiry of the offer. All such property not sold, removed or otherwise disposed of shall become the property of the Government without charge. Upon termination or expiry of the agreement, Ashanti shall leave the Lease Area and everything therein in a good and safe condition and, unless the Chief Inspector of Mines otherwise directs, shall take all reasonable measures to leave the surface of the Lease Area in good and usable condition.

The agreement is not assignable in whole or in part by Ashanti without the consent of the Government. The Government may impose such conditions precedent to the giving of such consent as it may deem appropriate in the circumstances. No assignment however may relieve Ashanti of its obligations under the agreement except to the extent that such obligations are actually assumed by the assignee. When new laws and conditions coming into existence subsequent to the date of the agreement unfairly affect interests of either party to the agreement, the agreement may be renegotiated at the request of the unfairly affected party. The agreement is governed by and construed in accordance with the laws of Ghana.

(b) *Ayanfuri Mining Leases*

Ashanti has title to the Ayanfuri and Nanankaw Mining Leases covering an aggregate area of 100 square kilometres, granted on 7 June 1994 for a period of 10 years. The terms and conditions of the lease are consistent with similar leases granted by the Government as detailed in the discussion above of the Obuasi mining lease.

(c) *Bibiani Mining Lease*

Bibiani had title to a 50 square kilometre mining lease for a period of 30 years to 18 May 2027. The terms and conditions of the lease are consistent with similar leases granted by the Government as detailed in the discussion above of the Obuasi mining lease. With effect from 1 October 2001, the Bibiani mining lease was transferred to Ashanti from Ashanti Goldfields (Bibiani) Limited.

(d) *Iduapriem Mining Lease*

Ashanti has title to the 33 square kilometres Iduapriem mining lease granted on 19 April 1989 for a period of 30 years. The terms and conditions of the lease are consistent with similar leases granted by the Government as detailed in the discussion above of the Obuasi mining lease.

(e) *Teberebie Mining Leases*

Teberebie has two leases, one granted in February 1998 for a term of 30 years and another granted in June 1992 for a term of 26 years. The terms and conditions of the lease are consistent with similar leases granted by the Government as detailed in the discussion above of the Obuasi mining lease.

3.2 Zimbabwe

3.2.1 General

All rights to minerals in Zimbabwe are vested in the President of Zimbabwe. Issues relating to the acquisition of mining rights and operation of mines falls under the jurisdiction of the Ministry of Mines, Environment and Tourism and are regulated by the Mines and Minerals Act, 1996.

Applications for the acquisition of mining and exploration rights must be made through the office of the Mining Commissioner. The application must be made by a company registered in Zimbabwe which may be foreign owned.

All gold extracted in Zimbabwe has by law to be delivered to Fidelity Refinery, a section of the Reserve Bank of Zimbabwe where gold is further smelted and refined.

The holder of a mining lease may abandon his holding by applying in writing to the Mining Commissioner and a certificate of abandonment obtained. Forfeiture may be enforced by the Mining Commissioner if the owner fails to obtain an annual inspection certificate which certifies that the owner has met certain production and development criteria.

Environmental issues are subject to the Environment Act which requires among other things that an Environmental Impact Assessment be undertaken on the commencement of new mining projects. At the termination of the lease the owner has the right to freely dispose of his assets and to obtain a quittance certificate from the Mining Commissioner.

3.2.2 Freda-Rebecca Mining Leases

Ashanti has a mining lease for its Freda-Rebecca operation. The application was originally approved in 1994 and is renewed on an annual basis with no specific term.

3.3 Guinea

3.3.1 General

In Guinea, all mineral substances are the property of the State. Mining activities are primarily regulated by the Mining Code, 1995. The right to undertake mining operations can only be acquired by virtue of one of the following mining titles: surveying permit, small-scale mining licence, mining prospecting licence, mining licence or mining concession.

The holders of mining titles are guaranteed the right to dispose freely of their assets and to organise their enterprises as they wish; the freedom to engage and discharge staff in accordance with the regulations in force; free movement of their staff and their products throughout Guinea and freedom to dispose of their products in international markets.

3.3.2 Siguiri Mining Leases

SAG has title to the Siguiri Mining Concession Area which was granted on 11 November 1993 for a period of 25 years. The agreement provides for an eventual extension/renegotiation after 23 years for such periods as may be required to exhaust economic ore reserves.

The original area granted encompassed 8,384 square kilometres which SAG was required to reduce to five or fewer single blocks of not less than 250 square kilometres per block totalling not more than 1,500 square kilometres by 11 November 1996. The retrocession actually reduced the Siguiri Concession Area to four blocks totalling 1,495 square kilometres.

SAG has the exclusive right to explore and mine in the remaining Siguiri Concession Area for a further 22 year period from 11 November 1996 under conditions detailed in a Convention de Base ("CdeB") ratified by Presidential Decree, thus giving the CdeB the force of law, and predating the new Guinea Mining Code. Key elements in the SAG Convention de Base are: the Government of Guinea holds a 15 per cent. free-carried or non-contributory interest; a royalty of three per cent. is payable on the value of gold exported; a local development tax of 0.4 per cent. is payable on the gross sales revenues; salaries of expatriate employees are subject to a 10 per cent. income tax; mining goods imported into Guinea are exempt from all import taxes and duties for the first two years of commercial production; Ashanti is committed to adopt and progressively implement a plan for effective rehabilitation of the mining areas disturbed or affected by operations.

The Convention de Base is subject to early termination if both parties formally and expressly agree to do so, if all project activities are voluntarily suspended for a continuous period of eight months or are permanently abandoned by Ashanti, or if Ashanti goes into voluntary liquidation or is placed into liquidation by a court of competent jurisdiction.

3.4 Tanzania

A mining licence for the development of the Geita Mine was issued by the Minister for Energy and Minerals of Tanzania in June 1999, expiring in 2024. The mine is now the subject of a joint venture with Ashanti owning 50 per cent.

A new Mining Act recently came into force replacing the Mining Act 1979. Under this new Act, licencees must maintain reasonable minimum rates of work and expenditure on licences, and provided this is maintained, licences can only be revoked in the case where a licencee becomes unfit to hold a licence, generally because of bankruptcy, or if the Act or Regulations are breached. Upon termination of a licence, the area becomes vacant and may be the subject of new licence applications.

Current government fiscal policies are regarded as internationally competitive, and include reasonable depreciation provisions and exemption from VAT and customs duties. Royalties on mineral production are levied at the rate of three per cent. of total mineral revenue. There is also a 10 per cent. withholding tax levied on the transfer of branch profits or dividends overseas.

3.5 Exploration Properties

In general, the exact conditions of the tenements of Ashanti's exploration properties vary depending on the country in which the tenement is located and the historical background to the tenement application. Generally, however, the tenements extend to Ashanti (or Ashanti's joint venture partner) the right to explore for gold (and other minerals) for a period of time which may or may not be renewable during which time Ashanti is able to establish the existence or not of economic mineralisation, and to complete any feasibility studies, obtain any environmental approvals and to submit an application for a mining lease.

3.6 Royalty Payments and Terms

Following are royalty payments and related rates for the past three years:

		Year ended 31 December					
		2001		2000		1999	
Country	Property	Royalties US$	Rate	Royalties US$	Rate	Royalties US$	Rate
Ghana	Obuasi	4.3	3.0%	5.4	3.0%	6.2	3.0%
Ghana	Ayanfuri	0.1	3.0%	0.3	3.0%	0.4	3.0%
Ghana	Iduapriem	1.7	3.0%	1.4	3.0%	1.4	3.0%
Ghana	Bibiani	2.1	3.0%	2.3	3.0%	2.2	3.0%
Guinea	Siguiri	2.6	3.4%	2.9	3.4%	2.0	3.0%
Tanzania	Geita	2.2	3.0%	1.4	3.0%	–	–
Total		13.0		13.7		12.2	

NOTES:

1. Royalties are calculated by applying the respective percentages to spot revenues at each mine.

3.7 Environmental Matters

3.7.1 General

Processing activities of the kind carried out by Ashanti involve the use of substances, and generate by-products, which can be harmful to the environment. For example, cyanide is used in the treatment processes.

3.7.2 Ghana

In 1999, the Environmental Assessment Regulations, LI 1652 (the "Instrument") were adopted in Ghana to regulate environmental matters. These include the issue of an environmental permit (the "Permit") or environmental certificate (the "Certificate") and submission of reports in respect of ongoing or proposed mining or related activities. Violation of the Instrument is punishable upon summary conviction by a fine or imprisonment not exceeding one year and a daily fine for continuing violations.

(a) *Environmental Permit and Report*

Under the Instrument no mining operation or other activity likely to affect the environment or public health adversely may be undertaken without a Permit. An existing mining operation must similarly obtain a Permit upon notification by the Environmental Protection Agency (the "Agency") that its activity has or is likely to have such effect. Upon receipt of an application the Agency will conduct an initial screening and inform the applicant within 25 days of the grant or refusal of the application or the need for the applicant to submit an Environmental Impact Statement (the "Statement") or a Preliminary Environmental Report (the "Preliminary Report") for consideration. Where the application is refused the activity shall not be commenced or continued, subject to the period of public hearing or the time for the submission of a Statement or where only a Preliminary Report is required by the Agency. A holder of a Permit is required to submit an Environmental Report (the "Environmental Report") covering each 12 months' operation.

(b) *Public Hearing*

The Instrument provides for a public hearing of an application for a Permit in respect of an undertaking that has generated adverse public reaction or the undertaking is likely to result in the settlement, or dislocation of a community or otherwise have extensive and far reaching effect on the environment.

(c) *Validity of Permit*

A Permit is valid for 18 months from the date of issue after which it shall become invalidated unless the applicant commences operations within the period or applies for renewal.

(d) *Environmental Certificate and Management Plan*

Within 24 months of commencement of business of an undertaking for which a Statement or a Preliminary Report is approved, the person responsible for such undertaking shall obtain an Environmental Certificate (the "Certificate"). An environmental management plan of operations must also be submitted within 18 months of commencement of operations and every three years thereafter in respect of existing or proposed undertakings.

(e) *Reclamation Bond*

Where the Agency requires an undertaking to submit a reclamation plan for approval, such undertaking shall post a reclamation bond in support of the approved reclamation work plan.

(f) *Withdrawal of Permits and Certificates*

The Agency is empowered to suspend, revoke or cancel a Permit or Certificate where the holder defaults in obtaining the required authorisation for the undertaking or violates any provision in the Instrument or any other environmental regulation or defaults in prompt payment of a required fee; or violates a condition imposed in a Permit or Certificate or defaults in the mitigation commitments in his Report or management plan. Additionally the Agency may suspend and modify a Permit or Certificate where a fundamental change in the environment occurs during the implementation of such a Permit or Certificate.

(g) *Grievance Procedure*

A person aggrieved by a decision or act of the Agency may file a complaint with the Minister within 30 days in the specified form. Within 14 days of receipt of the complaint, the Minister shall refer the complaint to a five-member board of enquiry. The board is required to give a fair hearing and determine the matter within 60 days. It may alter the decision in issue or request the Agency to determine the application, if applicable within a specified period or give such direction as it deems just.

(h) *Codes of Practice, Standard and Guidelines*

The Agency may publish codes of practice, standards and guidelines for any matter contained in the Instrument or relating to the protection, development and rehabilitation of the environment.

3.7.3 Environmental Operations

Ashanti believes it is in material compliance with applicable environmental regulations in the jurisdictions in which it operates mines. Compliance with these regulations in recent years has not had, and is not currently expected to have, a material impact on its operations or capital expenditures.

Full time environmental officers are located at each of Ashanti's mines. These officers conduct regular environmental audits, training of site personnel and the compilation of Environmental Impact Assessments ("EIAs") and action plans.

In 2001, Integrated NOSA audits, which include environmental monitoring as well as the previous health and safety inspections, were undertaken at all of Ashanti's mines.

Implementation of the Ayanfuri mine closure plans commenced in 2001. The major components of the rehabilitation program were prioritised, allocated, costed and scheduled.

At Obuasi, a new system of cyanide detoxification was successfully installed and tested in 2001 and it is planned to expand the capacity of the system in 2002.

In Obuasi, residual arsenic previously recovered at the PTP is now being disposed of through the BIOX® plant at STP where it is re-dissolved and converted into ferric arsenite which is stable and can be safely disposed of into the tailings dam.

In 2000 and 2001, Ashanti participated in the drafting and submission of proposed guidelines for mining in forest reserve areas in Ghana to the relevant government authorities for review.

3.7.4 Compliance with Environmental Regulations

Ashanti has obtained environmental permits for all its operating mines and is in compliance with these permits. It is not a party to any litigation or administrative proceedings instituted by the Environmental Protection Agency of Ghana or equivalent agencies in Guinea, Tanzania or Zimbabwe, nor have any such actions been threatened in respect of breaches of environmental compliance or requirements.

PART V

HEDGING

1 **Quantitative and Qualitative Disclosures About Market Risk**

The principal market risk exposure of the Ashanti Group relates to changes to the market price of gold. The Ashanti Group also has limited exposure to currency risk and interest risk. The following discussion contains forward-looking statements as discussed on page 2 of this document.

2 **Gold Price Risk**

The Ashanti Group's principal business is the mining and processing of gold. Its revenues and cash flows are therefore strongly influenced by the price of gold, which can fluctuate widely and over which Ashanti has no control. See Risk Factors at paragraph 22 of Part XVII.

Ashanti, in common with many other gold producers, engages in hedging activities to protect its cashflows against the risk of decreases in the gold price. Prior to its amendment in February 2000, Ashanti's Existing RCF required the Ashanti Group to hedge certain amounts of gold. This requirement was deleted as part of the amendment of the Existing RCF in February 2000.

2.1 Objectives

Ashanti's gold hedging programme has the primary objective of providing the Ashanti Group with sufficient gold price protection to enable the Ashanti Group to meet its cashflow obligations as they fall due. This objective takes into account the level of the Ashanti Group's commitments, in terms of operating costs, capital expenditure and debt service obligations, relative to the potential fluctuations in the gold price. This objective is pursued in a manner that is intended to preserve, to the extent that is reasonably possible, the Ashanti Group's ability to benefit from potential increases in the gold price.

2.2 Strategy and Policy

During 2000, the Board approved a revised gold hedging policy. See Risk Factor, Impact of High Leverage and Gold Price On Liquidity at paragraph 22.1 of Part XVII for a discussion of the events that led to the decision to revise Ashanti's gold hedging policy. This hedge policy has been further revised during 2002 and will come into operation and supersede the existing policy once the Proposed Restructuring becomes effective (the "Hedging Policy").

The major goals of the Hedging Policy set monitored and reviewed by the Risk Management Committee are to:

(a) limit the Ashanti Group's commitments to a maximum of 50 per cent. of Attributable Production. This normally includes all the proven and probable reserves of mines in which Ashanti or its subsidiaries hold an interest of more than 50 per cent. and otherwise the relevant percentage of proven and probable reserves where Ashanti or its subsidiaries hold at least a 20 per cent. interest in the relevant mine. However, there will be excluded from this calculation production from certain project financed assets (although, with the approval of the Hedge Counterparties, production following the planned date for repayment of such project financing may be included) and, subject to certain exceptions, production from other mines where the physical assets of the mine are secured in favour of senior lenders to the Ashanti Group;

(b) limit the aggregate commitments of the Ashanti Group and project financed entities (where there is a recourse to the Ashanti Group in respect of such entities) to a maximum of 75 per cent. of Attributable Production (excluding any production attributable to such project financed entities);

(c) limit (without the approval of the Hedge Counterparties) the aggregate commitments relating to all project financed entities (where there is a recourse to the Ashanti Group in respect of such entities) to not more than 4,500,000 ounces beyond which approval of the hedge counterparties will be needed;

(d) ensure that all hedging transactions (other than hedging transactions of project financed entities) are entered into so as to move towards certain defined target limits for (i) "protection" contracts (being hedging contracts providing the Ashanti Group with the right or obligation to sell gold at set prices e.g. by use of forward contracts or put options); (ii) "commitment" contracts (being hedging contracts which commit the Ashanti Group to provide gold or cash equivalent e.g. by use of forward contracts, sold call options or other cash settlement arrangements) and (iii) gold lease rate exposures.

2.3 Margin Free Arrangements

A summary of Ashanti's existing margin free arrangements is set out in paragraph 9 of Part I. A summary of the Interim Margin Free Trading Agreements and conditions required to be satisfied before they become effective is set out in paragraph 18 of Part XVIII. A summary of the New MFTL is set out in paragraph 18 of Part XVIII.

Once all of the conditions of the Interim Margin Free Agreements have been satisfied, Ashanti will be able to require each of the Active Counterparties to enter into the New MFTL, which will amend and restate the Existing MFTL and will provide for margin free trading on an ongoing basis, subject only to certain limited rights to terminate hedging agreements with the Ashanti Group. At that time both the Exising MFTL and the Interim Margin Free Agreements will terminate. Ashanti and the Active Counterparties have agreed in the New MFTL that, amongst other things, any existing rights to call for margin will be cancelled and that, no new hedging aggreements will benefit from rights to call for margin. If these provisions and certain other provisions are breached, or if Ashanti is no longer in compliance with the hedge policy which is currently in place or if the hedge policy is amended other than with the approval of an appropriate majority of the Hedge Counterparties, then the Hedge Counterparties will have a right to terminate their hedging agreements with the Ashanti Group.

3 **Details of Hedging Contracts Outstanding 22 April 2002:**

3.1 The following table sets out the Ashanti Group's hedge portfolio as at 22 April 2002, (a date following all Active Counterparties having signed the Interim Margin Free Trading Arrangement as discussed in paragraph 9.2 of Part I of this document), excluding the hedge portfolio relating to the Geita Mine:

		2002	2003	2004	2005	Thereafter	Totals	Mark-to-Market (US$ million)
Forward Sales	(ounces)	485,622	748,742	529,992	520,996	1,397,000	3,682,352	
	(US$/ounce)	330.48	348.55	352.35	347.24	342.85	344.37	17.2
Puts	(ounces)	232,500	50,000	111,200	111,200	1,210,000	1,714,900	65.2
– Bought	(US$/ounce)	343.79	354.00	369.59	369.59	390.47	380.37	
Calls	(ounces)	651,290	665,092	628,972	425,528	2,391,012	4,761,894	(129.1)
– Sold	(US$/ounce)	325.85	335.74	339.29	344.19	382.53	359.11	
Calls	(ounces)	45,000	240,000	280,000	60,000	345,992	970,992	8.7
– Bought	(US$/ounce)	380.00	429.13	444.43	380.00	418.44	424.42	
Net Sold Calls		606,290	425,092	348,972	365,528	2,045,020	3,790,902	(120.4)
Summary:								
Summary								
– Protected	(ounces)	716,259	798,742	641,192	632,196	2,607,000	5,395,389	
– Committed	(ounces)	1,090,049	1,173,834	878,964	886,524	3,442,020	7,471,391	
Lease Rate Swaps	(notional – ounces)	3,319,750	4,263,125	3,908,400	3,487,200	2,925,400		(36.7)
Lease Rate Ounces Due	(ounces)	1,863					1,863	
Mark-to-Market Total US$								(74.7)

NOTES:

'Protected Ounces' – Protected ounces include net bought put options plus forward sales.

'Committed Ounces' – Committed ounces include net call options sold plus forward sales. There is therefore some overlap between the figures for 'protected' and 'committed' ounces. Convertible structures in the hedgebook are represented as either protection and/or commitments as defined above.

3.2 Forward Sales

Forward sales contracts are entered into to lock in the future price of gold for the anticipated sale of Ashanti's production. Since the Ashanti Group is exposed to the risk of fluctuations in the future price of gold, forward sales contracts are employed as part of Ashanti's hedging strategy to minimise the risk of future gold prices falling. A total of 3.70 million ounces have been sold forward at an average price of US$344 per ounce.

3.3 Put Options

As at 22 April 2002, the Ashanti Group has purchased a total of 1.71 million ounces of put options that give the Ashanti Group the right, but not the obligation, to sell gold at certain strike prices. The average strike price is US$380 per ounce.

3.4 Call Options

As at 22 April 2002, Ashanti has sold 4.76 million ounces of call options at an average strike price of US$359 per ounce. As a partial offset, Ashanti has bought 970,000 ounces of call options at an average strike price of US$424 per ounce which start maturing in 2002.

3.5 Gold Lease Rate Swaps

A gold lease rate swap is a contract whereby the Ashanti Group and its counterparty select a notional amount of gold, and thereafter over the life of the contract one party pays a fixed lease rate based on that amount of gold and the other party pays a floating lease rate based on the same amount of gold.

Lease rate swaps are entered into in conjunction with forward sales contracts to hedge the anticipated sale of the Ashanti Group's gold production. The forward price for gold is derived, in part, from the current spot rates plus a premium derived from LIBOR-based interest rates less the fixed gold lease rates for a term consistent with the term of the forward contract. Lease rate swaps alter the fixed gold lease rate in the gold forward price to a floating gold lease rate. The combination of a lease rate swap and a forward contract creates a forward contract with a floating forward rate that adjusts for changes in the short term gold lease rates.

Ashanti's gold lease rate swaps can be broken down into the following types:

	April 2002 Volume (oz) Fixed Rate
Ashanti pays a monthly floating rate and receives a monthly fixed rate of 2%	23,750
Ashanti pays a semi-annual floating rate and receives a semi-annual fixed rate of 1.90%	1,546,000
Ashanti pays a quarterly floating rate and receives a quarterly fixed rate of 1.75%	1,922,000
Ashanti pays a quarterly floating rate and receives a fixed amount of dollars at maturity. The quarterly amount is rolled until maturity of each forward contract. The fixed amount for each contract is calculated using the formula: Volume* Years To Maturity* 302* 2.00%.	920,000
Total	4,411,750

3.6 Mark-to-Market Valuations

On 22 April 2002 the portfolio had a negative mark-to-market value of $74.7 million. This valuation was based on a spot price of $302.85 and the then prevailing applicable US interest rates, gold forward rates, volatilities and guidelines provided by the Risk Management Committee. The delta at that time was 6.2 million ozs. This implies that a $1 increase in the price of gold (assuming all other relevant factors remain the same) would have a $6.2 million negative impact (approximate) on the mark-to-market valuation of the hedge book. Movements in US interest rates, gold lease rates, volatilities and time will also have a sizeable impact on the mark-to-market. All these variables can change significantly over short time periods and can consequently materially affect the mark-to-market valuation.

71

The approximate breakdown by type of the mark-to-market valuation using the respective rates as at 22 April 2002, 31 December 2001 and 31 December 2000 were as follows:

	Apr – 2002 US$	Dec –2001 US$m	Dec – 2000 US$m
Assumed Spot price	302.85	277.10	272.85
Forward contracts	17.2	117.6	93.3
European Put options (net bought)	65.2	51.0	22.9
European Call options (net sold)	(120.4)	(48.3)	(48.5)
Convertible structures	–	10.5	22.4
Lease rate swaps	(36.7)	(42.0)	(61.0)
	(74.7)	88.8	29.1

3.7 Hedge Book Sensitivities

All of the projections set out below are forward looking statements and have been prepared to provide supplementary information, based on the assumptions and sensitivities set out below and the hedge book as at 22 April 2002. Accordingly, the cash flows, mark-to-market values and portfolio sensitivities could differ materially from those set out below as a result of a number of factors including change in market conditions and active management of the hedge book.

3.7.1 Mark-to-Market Projections

The following table shows projected mark-to-market values of the hedge portfolio for specified dates at specified spot gold prices. These mark-to-markets are calculated using mid-rates. All amounts are in US$ millions.

Spot	US$250/oz	US$275/oz	US$300/oz	US$325/oz	US$350/oz	US$375/oz	US$400/oz
Dec 02	253.70	117.35	(9.52)	(145.22)	(285.63)	(437.35)	(591.68)
Dec 03	234.47	120.91	18.56	(90.16)	(205.32)	(329.02)	(455.03)
Dec 04	215.35	121.75	37.35	(51.10)	(146.23)	(245.88)	(347.40)
Dec 05	190.20	115.37	47.57	(22.75)	(99.49)	(178.59)	(259.65)
Dec 06	165.66	106.88	52.31	(4.39)	(68.11)	(133.20)	(200.66)
Dec 07	141.51	97.03	53.81	9.34	(41.95)	(93.00)	(146.38)
Dec 08	119.68	84.28	50.01	15.16	(25.52)	(64.78)	(105.15)
Dec 09	90.01	64.71	40.20	15.32	(14.40)	(43.16)	(72.81)
Dec 10	57.33	41.50	26.09	10.41	(8.35)	(27.33)	(47.45)
Dec 11	33.90	24.76	15.75	6.49	(4.02)	(15.23)	(27.26)
Dec 12	13.69	9.77	5.87	1.81	(2.62)	(7.56)	(12.90)
Dec 13	–	–	–	–	–	–	–

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3.7.2 Cash Flow Projections

The following table shows a breakdown of the cash flows that would be received or paid under specified spot and lease rate assumptions. The specified lease rates are used for all resets, i.e. 1 month, 3 month and 6 month. The specified spot price is used to cash-settle all contracts. All amounts are in US$ millions.

Spot	US$250/oz			US$275/oz			US$300/oz			US$325/oz		
Lease Rate	1%	2%	3%	1%	2%	3%	1%	2%	3%	1%	2%	3%
2002	59.1	58.5	57.9	42.7	42.1	41.4	26.3	25.6	24.9	8.6	7.8	7.0
2003	85.0	77.9	70.8	65.5	57.8	50.0	46.1	37.6	29.2	24.7	15.6	6.4
2004	74.5	66.1	57.8	59.1	49.9	40.7	43.6	33.6	23.6	27.0	16.1	5.2
2005	70.4	62.7	55.0	55.1	46.6	38.2	39.8	30.6	21.3	24.5	14.5	4.5
2006	61.7	55.0	48.3	49.1	41.7	34.3	36.5	28.4	20.3	23.8	15.1	6.4
2007	54.4	48.6	42.7	43.4	37.0	30.5	32.4	25.4	18.4	21.4	13.8	6.2
2008	45.6	40.4	35.2	37.1	31.4	25.8	28.7	22.5	16.3	20.2	13.5	6.8
2009	46.8	42.4	37.9	37.2	32.3	27.4	27.7	22.3	17.0	18.1	12.3	6.5
2010	44.4	40.3	36.3	35.4	31.0	26.6	26.5	21.7	16.9	17.6	12.4	7.1
2011	30.9	27.3	23.8	24.7	20.8	17.0	18.6	14.3	10.1	12.4	7.8	3.3
2012	25.0	21.7	18.4	20.3	16.6	13.0	15.5	11.6	7.6	10.8	6.5	2.2
2013	17.2	13.8	10.5	13.6	9.9	6.2	10.1	6.0	2.0	6.5	2.2	(2.2)
Total	615.0	554.7	494.6	483.2	417.1	351.1	351.8	279.6	207.6	215.6	137.6	59.4

Spot	US$350/oz			US$375/oz			US$400/oz		
Lease Rate	1%	2%	3%	1%	2%	3%	1%	2%	3%
2002	(16.8)	(17.7)	(18.5)	(45.7)	(46.6)	(47.5)	(73.6)	(74.5)	(75.5)
2003	(2.6)	(12.5)	(22.4)	(37.2)	(47.8)	(58.4)	(70.8)	(82.1)	(93.4)
2004	5.7	(6.0)	(17.7)	(24.3)	(36.8)	(49.4)	(51.7)	(65.0)	(78.4)
2005	4.4	(6.4)	(17.2)	(18.4)	(29.9)	(41.5)	(40.6)	(52.9)	(65.2)
2006	10.9	1.5	(7.9)	(2.9)	(12.9)	(23.0)	(17.2)	(28.0)	(38.7)
2007	9.3	1.1	(7.0)	(3.8)	(12.6)	(21.4)	(18.3)	(27.7)	(37.0)
2008	11.1	3.9	(3.4)	0.1	(7.6)	(15.4)	(13.0)	(21.3)	(29.5)
2009	8.5	2.2	(4.0)	(2.5)	(9.2)	(15.9)	(12.5)	(19.6)	(26.8)
2010	8.6	3.0	(2.6)	(1.7)	(7.7)	(13.7)	(10.3)	(16.7)	(23.1)
2011	6.3	1.3	(3.6)	(1.3)	(6.6)	(11.9)	(8.9)	(14.5)	(20.1)
2012	6.1	1.4	(3.2)	(0.1)	(5.0)	(10.0)	(6.2)	(11.5)	(16.8)
2013	3.0	(1.7)	(6.4)	(2.0)	(7.0)	(12.1)	(7.0)	(12.3)	(17.7)
Total	54.5	(29.9)	(113.9)	(139.8)	(229.7)	(320.2)	(330.1)	(426.1)	(522.2)

3.7.3 Portfolio Sensitivities

Ashanti's hedge book is managed over time and thus may be changed from time to time. The following is a summary of certain statistical measures concerning the hedge book as of 22 April 2002, 31 December 2001 and 31 December 2000. Ashanti believes that these statistical measures were accurate as of the date given, but these measures are subject to fluctuation with market movements and may be calculated differently by different entities, including Ashanti's counterparties, at different times.

	22 April 2002	31 Dec 2001	31 Dec 2000
	(in millions)	(in millions)	(in millions)
Delta	(6.2 oz)	(6.0 oz)	(6.75 oz)
Gold Rho (5% shift)	**US$ 0.79**	US$ 0.18	US$ 0.67
US Rho (0.05% shift)	**(US$ 3.5)**	(US$ 3.5)	(US$ 4.14)
Gold Vega (0.05% shift)	**(US$ 0.22)**	(US$ 0.20)	(US$ 0.29)
Theta	**US$ 0.4**	US$ 0.4	US$ 0.3

Delta	The amount of gold that would need to be bought (negative delta) or sold (positive delta) in order to neutralise the effect on the mark-to-market value of the hedge book of a small change in the price of gold; this number can be used to calculate the approximate change in the mark-to-market price of the hedge book for a given change in the price of gold. (Note that this assumes that there are no other changes in the other factors, such as volatility, lease and interest rates, that influence the mark-to-market value of the hedge book)
Gold Rho	The change in mark-to-market value of the hedge book as a result of a five basis point parallel shift in the gold lease rate curve
US Rho	The change in the mark-to-market value of the hedge book as a result of a five basis point parallel shift in the US dollar interest curve
Gold Vega	The change in the mark-to-market value of the hedge book as a result of a five basis point parallel shift in the gold price volatility curve
Theta	The change in the mark-to-market value of the hedge book as a result of a one day passage of time

3.8 Geita Hedge Book

3.8.1 The following table sets out the Ashanti Group's 50 per cent. portion of the Geita hedge portfolio as at 22 April 2002:

		2002	2003	2004	2005	2006	2007	Totals	Mark-to-Market (US$ million)
Forward Sales	(ounces)	171,146	238,681	195,558	125,744	94,576	120,938	946,643	
	(US$/ounce)	282.19	285.78	288.53	294.33	296.05	289.49	289.48	(28.96)
Puts									
– Bought	(ounces)	17,619	26,735	25,586	24,350	18,115	23,390	135,795	1.33
	(US$/ounce)	291.36	291.19	291.29	291.19	291.03	291.66	291.29	
Summary:									
Summary – Protected	(ounces)	188,765	265,416	221,144	150,094	112,691	144,328	1,082,438	
– Committed	(ounces)	171,146	238,681	195,558	125,744	94,576	120,938	946,643	
Lease Rate Swaps	(notional ounces)	229,289	186,130	144,066	107,467	64,608	31,936		0.73
Lease Rate Ounces Due	(ounces)	375						375	
Mark-to-Market Total US$									(26.9)

3.8.2 Market-to-market

On the 22 April 2002, the Geita portfolio had a negative mark-to-market value of US$53.8 million (Ashanti's portion – US$26.9). This valuation was based on a spot price of US$302.85 per ounces and the then prevailing US interest rates, gold forward rates, volatilities and guildlines provided by the Risk Management Committee of the Board.

4 Currency Risk

The Ashanti Group earns all of its revenue in US dollars with the majority of its costs including capital expenditure based in US dollars. The Ashanti Group has some local denominated costs principally in Ghana, Guinea, Tanzania and Zimbabwe. Although these countries have recently experienced high inflation this has been offset by the devaluation of the respective currencies against the US dollar. Movements in exchange rates should therefore not have any significant impact on earnings.

The Ashanti Group's total borrowings at 31 December 2001 (excluding the 50 per cent. share of the US$124.3 million Geita Project Finance Loan) were US$325.9 million, which is predominately US$ dollar denominated. An analysis of the maturity of the borrowings is set out at paragraph 5 below. Cash at 31 December 2001 totalled US$55.2 million, of which approximately US$52 million was US dollar denominated. Cash is held in other currencies for local payments, principally in Ghana, Guinea, Tanzania and Zimbabwe.

Ashanti's reporting currency is the US dollar. In all locations in which Ashanti operates, including Ghana, Guinea, Tanzania and Zimbabwe, substantially all revenues are billed in US dollars and predominantly all expenses are incurred in or indexed to the US dollar.

The table below provides an analysis between US dollars and other currencies of revenues and expenses together with borrowings and cash as at and for the year ended 31 December 2001:

	US Dollar	Other Currencies
% of revenues	100%	–
% of expenditures	80%	20%
% of borrowings	99%	1%
% of cash	95%	5%

The Ashanti Group settles expenses in local currencies through the conversion of US dollar revenues into such local currencies. In several countries in which the Ashanti Group operates, existing mining agreements mandate the remittance by the Ashanti Group of certain revenues back to the country of operation for conversion into the local currency. Once converted, these funds are used to settle, in local currency, certain expenditures which are primarily wages; such wages are, however, generally indexed to the US dollar.

Although the countries in which the Ashanti Group operates, i.e. Ghana, Guinea, Tanzania and Zimbabwe, have experienced high rates of inflation in recent years, the impact of this has been mitigated by the devaluation of the respective currencies against the US dollar. The Ashanti Group does not currently enter into forward exchange contracts because it believes its exchange risk to the US dollar is minimal.

5 Interest Rate Risk

Ashanti principally borrows and invests cash at floating rates of interest, although in 1996 Ashanti raised US$250 million by the issue of the Existing Note at a fixed rate of interest of 5.5 per cent. and pursuant to the Proposed Restructuring, New Notes will carry a fixed rate of interest of 7.95 per cent. Ashanti does not currently use interest rate swaps.

Based on Ashanti's net debt position at 31 December 2001, the effect on earnings of a one per cent. change in US dollar LIBOR interest rates would result in a decrease or increase in profit/(loss) attributable to shareholders of approximately US$2.7 million per annum.

The following table analyses borrowings and cash by maturity and interest rate types as at 31 December 2001:

	Fixed Rate US $million	Floating Rate US $million	Total US $million
Borrowings	218.6	107.3	325.9
Repayments falling due:			
Between one and two years	218.6	55.0	273.6
Between two and five years	0	26.3	26.3
After five years	0	26.0	26.0
After more than one year	218.6	82.0	300.6
Within one year	0	25.3	25.3
Cash			55.2
Net debt			270.7

The weighted average interest rate of the Ashanti Group's borrowings at 31 December 2001 was 5.09 per cent. based on a six-month LIBOR of approximately 2 per cent.

PART VI

FINANCIAL INFORMATION RELATING TO ASHANTI GROUP
(Including financial year 2001 audited results)

Extraction of financial information

The financial information in this Part VI has been extracted without material adjustment from the audited consolidated financial statements of Ashanti Group for the three years ended 31 December 2001. The financial information in this Part VI does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 of England.

Profit and Loss Account
For the year ended 31 December

	Note	2001 Group US$m	2001 Interest in joint venture US$m	2001 Total US$m	2000 US$m	1999 US$m
Turnover	2,4	477.7	76.7	554.4	582.2	582.1
Cash operating costs	4	(276.3)	(38.9)	(315.2)	(324.3)	(319.8)
Other costs	4	(31.7)	(2.8)	(34.5)	(40.3)	(38.9)
Exceptional operating costs	3,4	–	–	–	(215.2)	(79.1)
Royalties	4	(10.8)	(2.2)	(13.0)	(13.7)	(12.2)
Depreciation and amortisation	4	(82.3)	(12.6)	(94.9)	(114.8)	(114.9)
Total operating costs		(401.1)	(56.5)	(457.6)	(708.3)	(564.9)
Operating profit/(loss)	4	76.6	20.2	96.8	(126.1)	17.2
Exceptional provision for loss on disposal of fixed assets	5			–	–	(171.1)
Profit/(loss) on sale of businesses	6			–	46.6	0.2
Profit/(loss) on ordinary activities before interest				96.8	(79.5)	(153.7)
Net interest payable – group	8			(21.6)	(51.3)	(29.9)
– joint venture	8			(7.8)	–	–
Profit/(loss) on ordinary activities before taxation				67.4	(130.8)	(183.6)
Taxation	9			(6.8)	(8.8)	(2.7)
Profit/(loss) on ordinary activities after taxation				60.6	(139.6)	(186.3)
Equity minority interests				2.1	(1.5)	2.4
Retained profit/(loss) for the year				62.7	(141.1)	(183.9)
Earnings/(loss) per share (US$)	10			0.56	(1.25)	(1.64)
Diluted earnings/(loss) per share (US$)	10			0.55	(1.79)	(1.76)

See notes to the financial information.

Balance Sheets
As at 31 December

	Note	2001 US$m	2000 US$m	1999 US$m
Fixed assets				
Intangible assets	11	18.8	21.5	131.5
Tangible fixed assets	12	612.9	645.8	1,008.0
Investments – Geita joint venture	13	81.7	69.3	–
– Share of gross assets and goodwill		190.2	179.0	–
– Share of gross liabilities		(108.5)	(109.7)	–
Investments - Loans to joint venture and other investments	13	32.6	32.6	–
		746.0	769.2	1,139.5
Current assets				
Stocks	14	73.5	77.8	76.4
Debtors	15	16.1	15.6	31.8
Cash	16	55.2	73.6	89.7
		144.8	167.0	197.9
Creditors: amounts falling due within one year				
Creditors	17	(155.0)	(169.0)	(181.6)
Borrowings	18	(25.3)	(7.2)	(159.4)
		(180.3)	(176.2)	(341.0)
Net current liabilities		(35.5)	(9.2)	(143.1)
Total assets less current liabilities		710.5	760.0	996.4
Creditors: amounts falling due over one year				
Creditors	17	(49.8)	(98.2)	(155.4)
Borrowings	18	(300.6)	(358.5)	(423.2)
Provision for liabilities and charges	20	(19.8)	(24.5)	(25.5)
		340.3	278.8	392.3
Capital and reserves				
Stated capital	21	545.2	544.3	544.3
Reserves	23	(206.9)	(269.6)	(153.1)
Equity shareholders' funds		338.3	274.7	391.2
Equity minority interests		2.0	4.1	1.1
		340.3	278.8	392.3

See notes to the financial information.

77

Cash Flow Statement

For the year ended 31 December

	Note	2001 US$m	2000 US$m	1999 US$m
Cash inflow from operating activities	25	95.4	149.4	120.3
Returns on investments and servicing of finance				
Interest received		2.0	4.7	4.5
Interest paid		(24.4)	(61.1)	(33.3)
Net cash outflow from returns on investments and servicing of finance		(22.4)	(56.4)	(28.8)
Taxation				
Corporate tax paid		(2.9)	(5.8)	(3.4)
Capital expenditure and financial investment				
Purchase of tangible fixed assets		(49.6)	(145.6)	(189.0)
Sale of tangible fixed assets		–	0.9	–
Purchase of investments		–	(1.5)	–
Net cash outflow from capital expenditure and financial investment		(49.6)	(146.2)	(189.0)
Acquisitions	24	–	(0.5)	–
Disposals	24	–	230.8	7.4
Equity dividends paid		–	–	(7.5)
Cash inflow/(outflow) before use of liquid resources and financing		20.5	171.3	(101.0)
Management of liquid resources		9.7	13.6	11.3
Cash inflow/(outflow) before financing		30.2	184.9	(89.7)
Financing	26	(40.6)	(186.3)	74.5
Decrease in cash		(10.4)	(1.4)	(15.2)
Reconciliation of net cash flow to movement in net debt				
Decrease in cash		(10.4)	(1.4)	(15.2)
Decrease in liquid resources		(9.7)	(13.6)	(11.3)
		(20.1)	(15.0)	(26.5)
Cash outflow /(inflow) from financing		40.6	186.3	(74.5)
Other	27	0.9	29.5	(14.5)
Movement in net debt		21.4	200.8	(115.5)
Net debt at 1 January		(292.1)	(492.9)	(377.4)
Net debt at 31 December	27	(270.7)	(292.1)	(492.9)

See notes to the financial information.

Reconciliation of Movements in Shareholders' Funds
For the year ended 31 December

	2001 US$m	2000 US$m	1999 US$m
Profit/(loss) for the year	62.7	(141.1)	(183.9)
New share capital issued	0.9	–	25.7
Goodwill written back on disposal	–	24.6	–
	63.6	(116.5)	(158.2)
Opening shareholders' funds	274.7	391.2	549.4
Closing shareholders' funds	338.3	274.7	391.2

There are no recognised gains or losses other than as disclosed in the Group Profit and Loss Account.

See notes to the financial information.

1 Summary of significant accounting policies

The principal accounting policies adopted by the Company and used in the preparation of this financial information are set out below. The accounting policies used in preparing the financial information are consistent with those used by the Company in its financial statements for the periods ended 31 December 2001, 2000 and 1999.

Going concern

Ashanti has secured an extension of its working capital facilities, within the Existing RCF, on a voluntary basis from certain of its current lending banks of US$25.4 million. This working capital facility is available for drawing up only to 30 December 2002. This working capital facility, if drawn, falls due for repayment on 30 December 2002. The outstanding balance of the Existing RCF falls due for repayment on 15 January 2003 and the Existing Notes fall due for repayment on 15 March 2003. Under the Existing MFTL, Ashanti benefits from margin free trading with its hedge counterparties only until 31 December 2002 and from increased margin thresholds until 31 December 2004, subject in each case to compliance with covenants and no events of default being declared. The above matters raise substantial doubt about the Group's ability to continue as a going concern.

Ashanti is proposing to implement the Proposed Restructuring, the Interim Margin Free Agreements and the New RCF (as outlined in the Financial Review) in order to ensure the Company's continued operational existence. There remain a number of conditions which need to be satisfied in order for Proposed Restructuring to become effective and the Interim Margin Free Agreements and the RCF to be come unconditional. There can be no guarantees that these conditions will be satisfied. Should any of the relevant conditions not be satisfied or if the Proposed Restructuring is withdrawn for any reason, then it is possible that, unless a standstill or other accommodation is reached with its bank group, hedging counterparties and in due course the holders of its Existing Notes, Ashanti might not be able to meet its debts as they fall due. If the Proposed Restructuring is not successfully implemented during the current financial year there will be uncertainty as to whether the Group will be able to continue in operational existence for at least the next 12 months. However, taking into account the progress which Ashanti has achieved in relation to the Proposed Restructuring, the Interim Margin Free Agreements and the New RCF and other relevant factors, the Directors have formed the judgement, at the time of approving this financial information, that it is appropriate to continue to use the going concern basis in preparing this financial information.

The financial information does not include any adjustments that might result should the Group be unable to continue as a going concern.

Basis of accounting

The financial information has been prepared under the historical cost convention and in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"). Because the Group earns all its revenue in US dollars and the majority of its transactions are in US dollars, or based on them, the Group's functional and reporting currency is US dollars.

Basis of consolidation

The Company's financial information comprises a consolidation of the results, assets and liabilities of Ashanti and its subsidiary undertakings and joint ventures. The results and cash flows of subsidiaries acquired or disposed of in the year are included in the consolidated profit and loss account and the consolidated cash flow statement from the date of acquisition or up to the date of disposal.

Goodwill

Goodwill, arising from the purchase of subsidiary undertakings and interests in associates and joint ventures represents the excess of the fair value of the purchase consideration over the fair value of the net assets acquired. Goodwill in accordance with FRS 10 is capitalised and amortised over the life of the underlying mine assets. Prior to 1 January 1998, goodwill was charged to reserves in the year of acquisition.

On the subsequent disposal or termination of a previously acquired business, the profit or loss on disposal or termination is calculated after charging or crediting the amount of any goodwill previously charged to reserves or capitalised and not yet charged to the profit and loss account.

Joint ventures

A joint venture is an entity in which the Company holds a long-term interest and which is jointly controlled by the Company and one or more ventures under a contractual arrangement. The results of joint ventures are accounted for using the gross equity method of accounting.

Transactions in other currencies

Monetary assets and liabilities denominated in currencies other than the US dollar are translated at the rates of exchange ruling at the year end. Transactions denominated in currencies other than US dollars are translated at the rates ruling at the dates of the transactions. All translation differences are taken to the profit and loss account.

Revenue recognition

Sale of bullion is recognised when doré is produced in the gold room. The proceeds from sales of bullion produced prior to the year end but which have not been received are included as 'gold in transit' within cash balances.

Exploration costs

Exploration costs incurred prior to the establishment of a commercially mineable deposit are charged against profits.

Tangible fixed assets

Tangible fixed assets are recorded at cost less accumulated depreciation. Repairs and maintenance expenditures are charged against profits as incurred. Major improvements and replacements that extend the useful life of an asset are capitalised.

Once it has been established that a commercially mineable deposit exists, mine development costs, including interest costs, are capitalised as tangible fixed assets. Mine development costs consist of those expenditures necessary to gain access to ore bodies prior to production and to extend production in an existing ore body, including costs of removing overburden, constructing underground shafts, stations, and extending tunnels.

Tangible fixed assets are depreciated as follows:

Development costs, plant and equipment and processing plants are depreciated over the life of the mine using the unit of production method based on probable and proven reserves, or a straight-line basis over their estimated useful lives if shorter. Buildings are depreciated on a straight-line basis. Following are the estimated useful lives of assets that are depreciated using the straight-line basis:

Externally purchased software	3 years
Vehicles	5 years
Plant and equipment	5 to 15 years
Buildings	up to 30 years

Estimated useful lives are reviewed on an annual basis in conjunction with the life-of-mine plans. Tangible fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. At such time, in accordance with FRS 11, the net present value of the expected future cash flows attributable to the asset or its disposable value, if higher, is compared to the carrying value and an impairment charge is recorded if necessary.

Stocks

Stocks are valued at the lower of cost and net realisable value (which includes an appropriate proportion of production overheads).

Interest and finance costs

Interest is capitalised in respect of mine developments as part of tangible fixed assets from the time that it has been determined that a commercially mineable deposit exists up to the commencement of production. All other interest costs are charged against profits as incurred.

Front end fees, commitment fees, and other costs associated with the initial loan are deferred and amortised over the term of the loan to give a constant rate of return on the outstanding loan balance.

Derivative financial instruments

The Group uses financial instruments to hedge its exposures to fluctuations in gold prices. In order to protect against the impact of falling bullion prices, the Group enters into hedging transactions which provide a minimum price for future production and allow the Group to take advantage of increases in the gold price. Instruments are accounted for as a hedge when they have been entered into to manage gold prices and are within limits established by the Board of Directors.

Hedging transactions are used as part of the Company's protection and commitment programme. Protected ounces represent future sales of gold for which the future price of gold has been fixed. Committed ounces represent future obligations of the Company to deliver gold at an agreed upon maximum price.

Receipts and payments on interest rate instruments are recognised on an accruals basis over the life of the instrument. Gains and losses on other hedging contracts, including premiums receivable and payable on options, are recognised in the profit and loss account as designated production is delivered. In the case of early settlement of hedge contracts, gains or losses are deferred and brought into income at the originally designated delivery date.

Deferred taxation

Provision is made for deferred taxation only to the extent that it is probable that a liability or asset will crystallise in the foreseeable future.

Environmental and site restoration obligations

The expected costs of any committed decommissioning or other site restoration programmes incurred during the construction phase, discounted at the weighted average costs of capital, are provided for and capitalised at the beginning of each project and amortised over the life of the mine using the units of production method. Additional provisions are recorded during the production phase as environmental liabilities arise with a corresponding charge to operating results. Such costs are estimated based on studies performed by independent environmental specialists and represent management's best current estimate of amounts that are expected to be incurred when the remedial work is performed within current laws and regulations or the terms of respective mining licenses.

Stripping costs

Pre-stripping costs are the costs of removing overburden to expose ore after it has been determined that a commercially mineable deposit exists. These costs are capitalised as tangible fixed assets and, upon commencement of production, depreciated using the unit of production method based on probable and proven reserves.

Stripping costs incurred during the production phase to remove additional waste are deferred and charged to operating costs on the basis of the average life of mine stripping ratio.

Investments

In the Company balance sheet, investments in subsidiary undertakings are stated at cost less provision for any permanent diminution in value.

Leased assets

Assets acquired under finance leases are capitalised and the outstanding future lease obligations are shown in borrowings. Operating lease rentals are charged to the profit and loss account in equal amounts over the period of the lease.

2 Turnover

	2001 US$m	2000 US$m	1999 US$m
Bullion revenue	381.7	485.2	438.1
Cash realised on maturing hedging contracts	39.0	54.4	77.7
Deferred hedging income	57.0	42.6	65.3
Non-gold mining operations	–	–	1.0
	477.7	582.2	582.1
Share of income of joint ventures	76.7	–	–
	554.4	582.2	582.1

3 Exceptional operating costs

	2001 US$m	2000 US$m	1999 US$m
Obuasi (note a.)			
Redundancy costs	–	3.0	17.0
Pension costs	–	4.0	5.0
Obsolete stock provision	–	–	10.0
Strike related costs	–	–	7.4
Deferred stripping costs written off	–	–	–
	–	7.0	39.4
Head Office			
Legal and professional fees incurred in respect of hedging and company funding and restructuring (note b.)	–	–	9.0
Hedge close out (note c.)	–	14.7	–
Ayanfuri			
Redundancy costs	–	–	0.7
	–	21.7	49.1
Tangible fixed assets impairment (note d.)	–	193.5	30.0
	–	215.2	79.1

a. In conjunction with the review of the life of mine plan at the Obuasi mine, a provision was made for redundancy costs of US$17.0 million in 1999 and US$3.0 million in 2000 as a result of the decision to close the surface mining operations, certain treatment plants, and certain low capacity shafts at the Obuasi mine. Such provision relates to redundancies announced in the second and fourth quarters of 2,855 employees plus further rationalisation.

A provision of US$5.0 million in 1999 and US$4.0 million in 2000 was made for the total remaining liability of the Life Pension, a defined benefit scheme (the "Scheme"). Prior to these dates, the Scheme was accounted for on a cash basis. In 1999, the provision was calculated based on the Ghanaian Currency liability existing at that time. In 2000, the Scheme liability was re-estimated. The increase in the Scheme liability in 2000 reflects the reintroduction of the US dollar indexing. The Scheme was closed to new entrants prior to the periods reported in this financial information.

A provision for obsolete stocks of US$10.0 million was provided for as a result of the decision to close certain parts of the Obuasi mine, as described above and costs of US$7.4 million were incurred in relation to a strike at Obuasi in the second quarter of 1999.

b. Following liquidity problems in 1999, the Company, in conjunction with certain of its financial advisers and lawyers, sought several long-term solutions for the Company. The professional costs incurred totalled US$9.0 million and were charged as an exceptional item in 1999.

c. In October 2000 Ashanti agreed as part of its negotiations with its banks and hedge counterparties during the period leading up to the Geita sale to close out certain hedge positions resulting in an exceptional loss of US$14.7 million. US$6.9 million of the loss was settled from the proceeds of the Geita sale and US$7.8 million was rolled up into the Revolving Credit Facility.

d. A review of the carrying value of fixed assets of the Company was carried out under FRS 11 by comparing future projected cash flows, discounted at 9.3 per cent., with net asset value. The discount rate used of 9.3 per cent. is the Company's weighted average cost of capital and represents the Company's estimate of the rate that the market would expect on an investment of comparable risk. This resulted in an exceptional charge of US$193.5 million (1999: US$30.0 million), comprising US$150.0 million (1999: US$30.0 million) at Obuasi, US$35.0 million at Freda-Rebecca and US$8.5 million at Kimin.

4 Operating profit analysis by business area for the years 2001, 2000 and 1999

12 months to 31 December 2001 – US$ million

	Obuasi	Ayanfuri	Iduapriem	Bibiani	Siguiri	Freda-Rebecca	Geita (50%)	Hedging income	Exploration	Corp. admin	TOTAL
Revenue	143.5	3.1	55.8	68.7	76.6	34.0	76.7	96.0	–	–	554.4
Cash operating costs	(101.4)	(2.8)	(44.0)	(43.1)	(62.2)	(22.8)	(38.9)	–	–	–	(315.2)
Other costs	–	(1.0)	(0.8)	(2.2)	–	–	(2.8)	–	(6.5)	(21.2)	(34.5)
Royalties	(4.3)	(0.1)	(1.7)	(2.1)	(2.6)	–	(2.2)	–	–	–	(13.0)
EBITDA	37.8	(0.8)	9.3	21.3	11.8	11.2	32.8	96.0	(6.5)	(21.2)	191.7
Depreciation & amortisation	(37.5)	(0.5)	(4.9)	(13.8)	(18.6)	(3.9)	(12.6)	–	(1.9)	(1.2)	(94.9)
Operating (loss)/profit	0.3	(1.3)	4.4	7.5	(6.8)	7.3	20.2	96.0	(8.4)	(22.4)	96.8
Production ozs.	528,451	11,517	205,130	253,052	283,199	102,654	272,781	–	–	–	1,656,784

Costs include audit fees of US$0.4 million.

12 months to 31 December 2000 – US$ million

	Obuasi	Ayanfuri	Iduapriem	Bibiani	Siguiri	Freda-Rebecca	Geita (50%)	Hedging income	Exploration	Corp. admin	TOTAL
Revenue	179.5	10.1	53.9	76.6	85.2	31.3	48.6	97.0	–	–	582.2
Operating costs	(133.5)	(8.9)	(43.2)	(36.8)	(54.8)	(22.2)	(25.7)	–	(14.2)	(25.3)	(364.6)
Royalties	(5.4)	(0.3)	(1.4)	(2.3)	(2.9)	–	(1.4)	–	–	–	(13.7)
Operating cash flow	40.6	0.9	9.3	37.5	27.5	9.1	21.5	97.0	(14.2)	(25.3)	203.9
Depreciation & amortisation	(45.6)	(4.8)	(3.2)	(15.6)	(19.8)	(11.7)	(11.6)	–	(0.4)	(2.1)	(114.8)
Exceptional operating costs:											
– Redundancy and pension costs	(7.0)	–	–	–	–	–	–	–	–	–	(7.0)
– Hedge close out	–	–	–	–	–	–	–	(14.7)	–	–	(14.7)
– Tangible fixed assets impairment	(150.0)	–	–	–	–	(35.0)	–	–	(8.5)	–	(193.5)
Operating (loss)/profit	(162.0)	(3.9)	6.1	21.9	7.7	(37.6)	9.9	82.3	(23.1)	(27.4)	(126.1)
Production ozs.	*630,988*	*36,316*	*193,868*	*273,711*	*303,381*	*112,164*	*176,836*	–	–	–	*1,737,264*

Costs include audit fees of US$0.4 million.

12 months to 31 December 1999 – US$ million

	Obuasi	Ayanfuri	Iduapriem	Bibiani	Siguiri	Freda-Rebecca	Geita (50%)	Hedging income	Exploration	Corp. admin	Non-gold	TOTAL
Revenue	208.3	12.3	45.6	73.2	67.3	31.4	–	143.0	–	–	1.0	582.1
Operating costs	*(164.6)*	*(9.0)*	*(40.6)*	*(42.4)*	*(44.3)*	*(18.9)*	–	–	*(12.4)*	*(25.8)*	*(0.7)*	*(358.7)*
Royalties	(6.2)	(0.4)	(1.4)	(2.2)	(2.0)	–	–	–	–	–		(12.2)
Operating cash flow	37.5	2.9	3.6	28.6	21.0	12.5	–	143.0	(12.4)	(25.8)	0.3	211.2
Depreciation & amortisation	(66.9)	(4.7)	(0.5)	(16.1)	(14.4)	(9.4)	–	–	(0.8)	(1.9)	(0.2)	(114.9)
Exceptional operating costs:												
– Redundancy and pension costs	(22.0)	(0.7)	–	–	–	–	–	–	–	–	–	(22.7)
– Strike related costs	(7.4)	–	–	–	–	–	–	–	–	–	–	(7.4)
– Obsolete stock provision	(10.0)	–	–	–	–	–	–	–	–	–	–	(10.0)
– Legal and professional fees	–	–	–	–	–	–	–	–	–	(9.0)	–	(9.0)
Tangible fixed assets impairment	(30.0)	–	–	–	–	–	–	–	–	–	–	(30.0)
Operating (loss)/profit	(98.8)	(2.5)	3.1	12.5	6.6	3.1	–	143.0	(13.2)	(36.7)	0.1	17.2
Production ozs.	743,111	44,424	163,700	261,899	239,218	109,184	–	–	–	–	–	1,561,536

5 Exceptional provision for loss on disposal of fixed assets

In 1999 a write down of US$171.1 million was made against the carrying value of assets at Obuasi following the decision to cease surface mining, to close low capacity shafts and close two treatment plants.

6 Profit/(Loss) on sale of businesses

	2001 US$m	2000 US$m	1999 US$m
Profit on disposal of 50% interest in Cluff ("Cluff") to Anglogold	–	51.2	–
Loss on disposal of 50% interest in Carmeuse Lime Products ("Ghana") Ltd to Carmeuse SA	–	(4.6)	–
Other profit/(losses) on sale/termination of businesses	–	–	0.2
	–	46.6	0.2

The cash effect of the disposal of 50% in Cluff is given in note 24.

7 Employees

	2001 No.	2000 No.	1999 No.
The average number of employees during the year was as follows:			
Underground mining	**4,777**	4,854	5,284
Surface mining	**2,439**	2,565	2,716
Administration	**2,973**	3,010	3,200
	10,189	10,429	11,200

Remuneration paid to directors of Ashanti (excluding amounts paid to Lonmin Plc in respect of Technical Services and the services of Mr S E Jonah) amounted to US$2.5 million (2000: US$3.3 million; 1999: US$1.7 million). The amount, for 2000, includes a one-time payment of US$1.0 million to a director who left the Company during 2000.

8 Net interest payable

	2001 US$m	2000 US$m	1999 US$m
Interest payable on Exchangeable Notes	**12.0**	12.0	12.0
Interest payable on Revolving Credit Facilities	**8.0**	29.0	17.9
Interest payable on other loans and finance charges	**7.0**	19.4	13.3
	27.0	60.4	43.2
Interest capitalised	–	(4.4)	(1.8)
	27.0	56.0	41.4
Gain on refinancing of Prepaid Forward Sale Facility (note a.)	–	–	(5.3)
Gain on buy back of securities (note b.)	–	–	(1.3)
Interest receivable	**(5.4)**	(4.7)	(4.9)
	21.6	51.3	29.9
Share of interest in Joint Venture	**7.8**	–	–
	29.4	51.3	29.9

a. This amount relates to a prepaid forward gold facility that was carried at cost and, on early repayment of the facility, a gain was recognised. The gain was calculated as the difference between the fair value of the facility at the refinancing date and the carrying value of the facility.

b. Gains of the US$1.3 million in 1999 relate to the repurchase at a discount of redeemable preference shares issued as consideration for the acquisition of Golden Shamrock Mines Limited in 1996.

9 Taxation

Analysis of tax charge in the year

	2001 US$m	2000 US$m	1999 US$m
Corporate tax – current year	6.6	0.5	–
– in respect of prior years	8.2	4.5	2.8
Deferred tax	(8.0)	0.8	(0.1)
Tax on profit on disposal of 50% of Cluff	–	3.0	–
	6.8	8.8	2.7

10 Earnings per share

The calculation of earnings per share is based on earnings after tax and minority interests and the weighted average number of shares outstanding during the year of 112.1 million (2000: 112.9 million; 1999: 111.4 million).

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue on the assumption of conversion of all dilutive potential ordinary shares. The Company has three categories of dilutive potential ordinary shares being, those warrants (under the agreement with the Company's hedge counterparties granted) and those share options (under the Senior Management Share Option Scheme) where the exercise price is more than the average price of the Company's ordinary shares during the period and employee share incentive plans where shares are issued free to senior management provided certain criteria are met.

	2001 US$m	2000 US$m	1999 US$m
Basic and diluted earnings attributable to ordinary shareholders	62.7	(141.1)	(183.9)
Weighted average number of ordinary shares (millions)	112.1	112.9	111.4
Dilutive share options (millions)	0.8	(31.1)	(7.4)
Dilutive warrants (millions)	0.8	(2.8)	–
Dilutive employee share incentive plans (millions)	0.5		
Adjusted weighted average number of ordinary shares (millions)	114.2	79.0	104.0
Basic earnings/(loss) per share (US$)	0.56	(1.25)	(1.64)
Diluted earnings/(loss) per share (US$)	0.55	(1.79)	(1.76)

11 Intangible assets

Cost	Goodwill US$m
At 1 January 2000	131.5
Additions	22.2
Transfer to investment in joint ventures	(65.9)
Disposal of 50% interest in Cluff	(65.9)
At 31 December 2000 and 31 December 2001	21.9
Amortisation At	
1 January 2000	–
Charge for the year	4.8
Transfer to investment in joint ventures	(2.2)
Disposal of 50% interest in Cluff	(2.2)
At 31 December 2000	0.4
Charge for the year	2.7
At 31 December 2001	3.1
Net book value	
At 31 December 2001	18.8
At 31 December 2000	21.5
At 31 December 1999	131.5

The balance as at 31 December 2001 of US$18.8 million is in respect of the acquisition of Pioneer Goldfields Company Limited ("Pioneer").

The disposal in 2000 related to the sale of Ashanti's 50 per cent. interest in Cluff to Anglogold and the remaining 50 per cent. has been transferred to investments.

12 Tangible fixed assets

	Mine shafts, development and pre-production US$m	Plant and equipment US$m	Processing plants US$m	Buildings US$m	Assets in the course of construction US$m	Total US$m
Cost						
At 1 January 2000	800.1	537.8	406.5	94.5	92.4	1,931.3
Additions	38.5	12.2	2.5	1.0	78.4	132.6
Disposals	(3.4)	(8.1)	(11.6)	(0.5)	–	(23.6)
Transfers	84.3	21.2	50.7	6.1	(162.3)	–
Transfer to investment	(59.5)	(13.6)	(26.9)	(5.1)	–	(105.1)
Disposal of 50% interest in Cluff	(59.5)	(20.1)	(26.9)	(5.1)	–	(111.6)
Asset write back	–	–	20.0	–	–	20.0
At 31 December 2000	800.5	529.4	414.3	90.9	8.5	1,843.6
Additions	29.8	6.4	0.8	0.2	10.1	47.3
Disposals	–	(3.8)	(0.1)	–	–	(3.9)
Transfers	6.0	5.9	4.3	–	(16.2)	–
At 31 December 2001	836.3	537.9	419.3	91.1	2.4	1,887.0
Depreciation						
At 1 January 2000	338.1	317.5	223.1	44.6	–	923.3
Charges	42.4	31.8	28.4	7.4	–	110.0
Provision for impairment	193.5	–	–	–	–	193.5
Disposals	(0.6)	(5.5)	(11.5)	(0.1)	–	(17.7)
Transfer to investment	(1.8)	(1.0)	(0.9)	(0.7)	–	(4.4)
Disposal of 50% interest in Cluff	(1.8)	(3.5)	(0.9)	(0.7)	–	(6.9)
At 31 December 2000	569.8	339.3	238.2	50.5	–	1,197.8
Charges	23.1	28.2	21.9	6.4	–	79.6
Disposals	-	(3.3)	–	–	–	(3.3)
At 31 December 2001	592.9	364.2	260.1	56.9	–	1,274.1
Net book value						
At 31 December 2001	243.4	173.7	159.2	34.2	2.4	612.9
At 31 December 2000	230.7	190.1	176.1	40.4	8.5	645.8
At 31 December 1999	462.0	220.3	183.4	49.9	92.4	1,008.0

The net book value of tangible fixed assets includes US$4.1 million (2000: US$4.8 million 1999: US$5.5 million) in respect of assets held under finance leases included within buildings.

	2001 US$m	2000 US$m	1999 US$m
Capital commitments			
Contracts placed but not provided for	2.7	4.0	65.8

13 **Investments**

In December 2000 the Company sold a 50 per cent. share of its wholly owned subsidiary, Cluff, which owns the Geita Mine in Tanzania, to Anglogold Limited. Following disposal of the 50 per cent. interest, Cluff is no longer a subsidiary company of Ashanti and has not been consolidated at 31 December 2000. The 50 per cent. interest retained is accounted for as a joint venture under the gross equity basis of accounting.

	Investment in joint ventures US$m	Loans to joint ventures US$m	Other investments US$m	Total US$m
At 1 January 2000	–	–	–	–
Additions	69.3	31.1	1.5	101.9
At 31 December 2000	69.3	31.1	1.5	101.9
Share of retained profit for year	12.4	–	–	12.4
At 31 December 2001	81.7	31.1	1.5	114.3

The Company's share of net assets of joint ventures can be analysed as follows:

	2001 US$m	2000 US$m
Goodwill	59.2	63.7
Share of fixed assets	103.4	103.9
Share of current assets	27.6	11.4
Share of liabilities due within one year	(23.9)	(19.0)
Share of liabilities due after more than one year	(84.6)	(90.7)
Share of net assets	81.7	69.3

The principal subsidiary undertakings are:

Company and country of incorporation	Class of principal activities	Interest in shares held	Per cent
Ghana			
Ashanti Goldfields (Ayanfuri) Limited	Gold mining	Ordinary No par value	100
Ashanti Goldfields (Bibiani) Limited	Gold mining	Ordinary No par value	100
Ghanaian-Australian Goldfields Limited	Gold mining	Ordinary No par value	80
Teberebie Goldfields Limited	Gold mining	Ordinary No par value	90
Guinea			
Société Ashanti Goldfields de Guinée S.A.	Gold mining	Ordinary	85
Zimbabwe			
Ashanti Goldfields Zimbabwe Limited	Gold mining	Ordinary	100
Isle of Man			
Ashanti Treasury Services Limited	Treasury	Ordinary	100
Geita Treasury Services Limited	Treasury	Ordinary	100
Cayman Islands			
Ashanti Capital Limited	Financing	Ordinary	100
Ashanti Finance (Cayman) Limited	Financing	Ordinary	100
Ashanti Capital (Second) Limited	Financing	Ordinary	100

14 Stocks

	2001 US$m	2000 US$m	1999 US$m
Mine stores	52.6	54.0	53.0
Stores in transit	–	2.1	2.2
Ore in stockpiles	16.2	17.3	16.2
Gold in process	4.7	4.4	5.0
	73.5	77.8	76.4

15 Debtors

	2001 US$m	2000 US$m	1999 US$m
Sundry debtors	10.8	10.9	23.4
Prepayments	2.4	2.2	2.9
Deferred expenses	2.9	2.5	5.5
	16.1	15.6	31.8

16 Cash

	2001 US$m	2000 US$m	1999 US$m
Cash at bank and in hand	32.8	48.3	58.6
Gold in transit	22.4	25.3	31.1
	55.2	73.6	89.7

Cash at bank includes US$8.7 million (2000: US$15.5 million; 1999: US$18.0 million) on deposit with Standard Chartered Bank in Ghana as collateral for a loan to Ashanti Goldfields Zimbabwe Limited.

17 Creditors

	2001 US$m	2000 US$m	1999 US$m
Amounts falling due within one year:			
Trade creditors	40.5	43.7	41.8
Deferred purchase consideration (note a.)	7.3	7.3	4.8
Accruals and deferred income (note b.)	107.2	118.0	135.0
	155.0	169.0	181.6
Amounts falling due over one year:			
Deferred purchase consideration (note a.)	8.8	16.1	40.9
Accruals and deferred income (note b.)	41.0	82.1	114.5
	49.8	98.2	155.4

a. The total deferred purchase consideration at 31 December 2001 of US$16.1 million comprises US$11.3 million in respect of Teberebie and US$4.8 million in respect of the acquisition of Golden Shamrock Mines Limited in 1996. Both amounts relate to liabilities with fixed amounts payable that are not subject to any form of contingency.

b. Includes US$65.6 million (2000: US$120.0 million; 1999: US$156.9 million) in respect of deferred income arising from the early close out of hedging contracts.

18 Borrowings

	2001 US$m	2000 US$m	1999 US$m
$5^1/_2$ per cent. Exchangeable Notes (note a.)	217.5	216.6	215.3
Revolving Credit Facility (note b.)	55.0	88.8	326.0
Bank loans and overdrafts	21.6	26.6	29.4
Project finance loans (note c.)	25.0	25.6	–
Suppliers' credit	–	0.2	2.8
Finance leases	4.1	4.8	5.6
Aviation loans	2.7	3.1	3.5
	325.9	365.7	582.6
Repayments falling due:			
Between one year and two years	267.7	11.6	4.8
Between two and five years	31.9	336.6	418.4
After five years	1.0	10.3	–
After more than one year	300.6	358.5	423.2
Within one year	25.3	7.2	159.4
	325.9	365.7	582.6

Borrowings exclude the 50 per cent. share of the US$124.3 million (2000: US$135.0 million; 1999: US$ nil) non-recourse Geita project finance loan, which has been included in the gross liabilities within the carrying value of the Geita joint venture investment.

a. US$217.5 million (2000: US$216.6 million; 1999: US$ 215.3 million) of Exchangeable Notes is stated net of deferred loan fees of US$1.1 million (2000: US$2.0 million; 1999: US$ 3.3 million) which is being amortised over the period of the Notes. Details of the conversion rights of the $5^1/_2$ per cent. Exchangeable Notes are set out in Note 21. These are repayable on 15 March 2003.

b. The Revolving Credit Facility carries a margin over US LIBOR of 250 basis points. US$47.2 million of the amount drawn is due for repayment on 15 January 2003 and US$7.8 million is repayable in four equal quarterly instalments commencing on 31 March 2002. Certain of the tranches of the Revolving Credit Facility are secured on certain offshore bank accounts and certain other contracts and arrangements with hedging counterparties outside Ghana.

c. *The project loans of US$25.0 million are in respect of loans provided to subsidiaries Ghanaian-Australian Goldfields Limited and Teberebie Goldfields Limited and are secured by fixed and floating charges over their respective assets.*

The Group under its Revolving Credit Facility has undrawn committed borrowing facilities of US$25.4 million as at 31 December 2001 (2000:US$100 million). The provisions of the Revolving Credit Facility include tightly drawn restrictions on usage of drawdowns under this facility.

19 Financial instruments

Debtors and creditors arising directly from the Company's operations and gold in transit are excluded from the following disclosures.

Interest rate profile of financial liabilities

The interest rate profile of the Company's financial liabilities at 31 December 2001, 31 December 2000 and 31 December 1999, which are predominately US dollar denominated, were as follows:

				Fixed rate borrowings	
	Floating rate borrowings US$m	Fixed rate borrowings US$m	Total gross borrowings US$m	Weighted average time for which interest rate period fixed %	Years
31 December 2001	**108.4**	**217.5**	**325.9**	**5.5**	**1.2**
31 December 2000	149.1	216.6	365.7	5.5	2.2
31 December 1999	367.3	215.3	582.6	5.5	3.2

Interest on floating rate borrowings are determined primarily by reference to US LIBOR.

Interest rate profile of financial assets

The interest rate profile of the Company's financial assets at 31 December 2001, 31 December 2000 and 31 December 1999, which are predominantly US dollar denominated, were as follows:

	Floating rate US$m	Interest free US$m	Total US$m
31 December 2001	32.0	0.8	32.8
31 December 2000	45.8	2.5	48.3
31 December 1999	55.1	3.5	58.6

The financial assets of the Company comprise cash at bank and in hand.

Currency exposures

The Company had no significant currency exposures given that all revenues are US dollar denominated as are the majority of its costs, monetary assets and financial liabilities.

Fair values of financial assets and liabilities

The fair value of the Group's financial instruments is as follows.

	2001 Fair value US$m	2001 Carrying value US$m	2000 Fair value US$m	2000 Carrying value US$m	1999 Fair value US$m	1999 Carrying value US$m
Financial instruments held or issued to finance the Group's operations:						
Long term convertible debt	178.4	217.5	133.5	216.6	148.6	215.3
Other long term borrowings	83.1	83.1	141.9	141.9	207.9	207.9
Short term borrowings	25.3	25.3	7.2	7.2	159.4	159.4
Cash and cash equivalents	24.1	24.1	32.8	32.8	40.6	40.6
Cash held as collateral	8.7	8.7	15.5	15.5	18.0	18.0
Derivative financial instruments to hedge the Group's exposure to gold price risk:						
Forward contracts	117.6	–	93.3	–	48.8	–
Lease rate swaps	(42.0)	–	(61.0)	–	(203.8)	–
European put options	51.0	–	22.9	–	15.4	–
European call options granted	(48.3)	–	(48.5)	–	(82.1)	–
Convertible structures	10.5	–	22.4	–	(9.5)	–

Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties. Where available, market values have been used to determine fair values. When market values are not available, fair values have been calculated by discounting cash flows at prevailing gold prices and interest rates. The fair values have been determined using market information and appropriate methodologies, but are not necessarily indicative of the amounts that the Group could realise in the normal course of business.

Hedging

The Company hedges the risk of movements in the gold price using several types of derivative financial instruments.

Gains and losses on instruments used for hedging the gold price are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on the instruments used for hedging and the movements therein, are as follows:

	Gains US$m	Losses US$m	Net Gains/ (Losses) US$m
Unrecognised gains and losses at 1 January 2000	157.6	(5.7)	151.9
(Gains)/losses arising in previous years recognised in the year	(42.6)	1.2	(41.4)
Gains arising before 1 January 2000 not recognised in the year	115.0	(4.5)	110.5
Gains and losses arising in 2000 and not recognised	9.5	–	9.5
Unrecognised gains and losses on hedges at 31 December 2000	124.5	(4.5)	120.0
Gains and losses expected to be recognised within one year	54.4	-	54.4
Gains and losses expected to be recognised after one year	70.1	(4.5)	65.6
	124.5	(4.5)	120.0

	Gains US$m	Losses US$m	Net Gains/ (Losses) US$m
Unrecognised gains and losses at 1 January 2001	124.5	(4.5)	120.0
(Gains)/losses arising in previous years recognised in the year	(54.4)	-	(54.4)
Gains arising before 1 January 2001 not recognised in the year	70.1	(4.5)	65.6
Gains and losses arising in 2001 and not recognised	-	-	-
Unrecognised gains and losses on hedges at 31 December 2001	70.1	(4.5)	65.6
Gains and losses expected to be recognised within one year	34.7	–	34.7
Gains and losses expected to be recognised after one year	35.4	(4.5)	30.9
	70.1	(4.5)	65.6

20 Provisions for liabilities and charges

	Deferred tax US$m	Site rehabilitation US$m	Total US$m
At 1 January 2000	9.1	16.4	25.5
Charge for the year	0.8	0.8	1.6
Disposal of 50% interest in Cluff	–	(2.6)	(2.6)
At 31 December 2000	**9.9**	**14.6**	**24.5**

	Deferred tax US$m	Site rehabilitation US$m	Total US$m
At 1 January 2001	9.9	14.6	24.5
Charge for the year	(8.0)	3.3	4.7
At 31 December 2001	**1.9**	**17.9**	**19.8**

The site rehabilitation provision is expected to be utilised over the next 20 years.

Deferred taxation comprises:

The amounts of deferred taxation provided and unprovided in the accounts are as follows:

	Amount provided 2001 US$m	2000 US$m	1999 US$m
Accelerated capital allowances	**1.9**	9.9	9.1

	Full Potential 2001 US$m	2000 US$m	1999 US$m
Accelerated capital allowances	**168.4**	174.5	208.7
Other Timing differences	**(2.3)**	(2.4)	(0.4)
Losses carried forward	**(231.5)**	(245.7)	(189.2)
	(65.4)	(73.6)	19.1

21 Stated capital

Authorised	Number of shares
200,000,000 ordinary shares of no par value	200,000,000
1 special rights redeemable preference share of no par value	1
	200,000,001

	Issued shares	Stated capital US$m
Allotted and fully paid		
At 1 January 2001:		
Ordinary shares of no par value in issue	112,336,942	544.3
Ordinary shares of no par value issued during the year	377,280	0.9
At 31 December 2001:		
Ordinary shares of no par value in issue	112,714,222	545.2
Ordinary shares in treasury	*559,405	–
1 special rights redeemable preference share of no par value	1	–
	113,273,628	545.2

*The 559,405 ordinary shares held in treasury do not qualify for dividends and do not have voting rights but remain uncancelled.

Based on the prices quoted on the New York Stock Exchange, Ashanti's share price in 2001 traded between a high of US$4.25 and a low of US$1.875 (2000 traded between a high of US$3.75 and a low of US$1.38). As at 31 December 2001, the Company's market capitalisation based on a share price of US$4.25 on that date was US$481.4 million. As at 31 December 2000, Ashanti's market capitalisation, calculated by multiplying the number of ordinary shares of no par value in issue (shares issued 112,336,942) by the share price as at that date (US$1.88), was US$211.2 million.

The Government of Ghana holds the special rights redeemable preference share of no par value (the "Golden Share"). The Golden Share is non-voting but the holder is entitled to receive notice of and to attend and speak at any general meeting of the members or at any separate meeting of the holders of any class of shares. On winding up, the Golden Share has a preferential right to return of capital, the value of which will be 1,000 Cedis.

The Regulations of Ashanti provide that certain matters, principally matters affecting the rights of the Golden Share, the winding up of Ashanti or the disposal of a material part of Ashanti's assets, shall be deemed to be a variation of the rights attaching to the Golden Share and shall be effective only with the written consent of the holder of the Golden Share.

All of the ordinary shares rank *pari passu* in all respects.

On 25 April 2001, Ashanti in general meeting passed a special resolution renewing an existing authority to make market purchases of its own shares up to an aggregate of 12,000,000 ordinary shares at a price per share (exclusive of expenses) of not more than 5 per cent. above the average of the middle market quotations for the shares taken from the Daily Official List of the London Stock Exchange for the five business days immediately before the date of purchase. However, Ashanti did not utilise this authority. The authority for Ashanti to purchase its own shares will expire on 24 July 2002 or at the conclusion of the Annual General Meeting at which it is proposed to renew the authority.

In February 1996, the Company raised US$250 million through an issue by a subsidiary of seven year $5\frac{1}{2}$ per cent. Exchangeable Notes listed on the New York and London stock exchanges. The noteholders have the option of converting the notes into ordinary shares at a conversion price of US$27 per share. The notes may be redeemed by the Company in whole at par at any time after 15 March 2000 and will mature on 15 March 2003, unless converted or redeemed earlier. As at 31 December 2001 the Company had purchased US$31.4 million of the notes leaving US$218.6 million notes still in circulation which could give rise to the issue of up to 8,096,296 ordinary shares. The notes repurchased remain uncancelled.

In January 2002, the Company announced a proposed restructuring of the $5\frac{1}{2}$ per cent. Exchangeable Notes ("Existing Notes") debt of US$218.6 million. The principal terms of the proposed restructuring are:

- Equitisation of US$54.6 million of the Existing Notes (representing 25 per cent. of the Existing Notes) by the issue of Ashanti Shares at US$3.70 per Ashanti Share.
- Exchange of US$163.9 million of the Existing Notes (representing 75 per cent of the Existing Notes) for US$163.9 million of 7.95 per cent. Exchangeable Guaranteed Notes due 30 June 2008 ("New Exchangeable Notes").
- The New Exchangeable Notes will be exchangeable by the holders into Ashanti Shares at any time at an exchange price of US$5.75.
- The New Exchangeable Notes will be mandatorily redeemable by Ashanti in semi-annual instalments of US$12 million commencing on 31 December 2003 to the extent not already exchanged. The balance of any New Exchangeable Notes not exercised or redeemed will be repayable in full on 30 June 2008. Ashanti also has the option on each semi-annual redemption date to redeem an additional US$12 million of New Exchangeable Notes.
- Ashanti will, upon completion of the Proposed Restructuring, pay to the then holders of the Existing Notes an exchange fee of 2 per cent. of the face value of the then outstanding Existing Notes. In aggregate, this payment will amount to approximately US$4.37 million.
- The Proposed Restructuring is intended to be implemented by way of a Scheme of Arrangement to be sanctioned by the Grand Court of the Cayman Islands and is subject to a number of conditions, including the preparation and despatch of formal documentation and the approval of the requisite majorities of the Noteholders, Ashanti's shareholders, its hedge counterparties and its lending banks. The Government of Ghana has confirmed that it intends to vote in favour of the Proposed Restructuring.

In November 1999, pursuant to an agreement with the Company's hedge counterparties as subsequently amended in February 2000, a wholly-owned subsidiary, Ashanti Warrants Limited, issued unlisted warrants to subscribe for Mandatorily Exchangeable Securities under which the securityholders have the option of converting the securities into ordinary shares at a conversion price of US$3 per share. The warrants were issued in three equal tranches with expiry dates of 28 April 2004, 28 October 2004 and 28 April 2005. The conversion rights of the warrants could give rise to the issue of up to 19,835,001 ordinary shares.

As at 31 December 2000, of the options granted to directors and staff 8,296,772 shares remained outstanding. As part of the review of the Company's remuneration arrangements conducted prior to the Annual General Meeting on 25 April 2001, option holders were invited to cancel all outstanding options voluntarily. The proposal was made on the basis that for every 10 shares currently under option a new option would be granted over three shares.

In the case of executive directors and certain members of the Company's senior management, their outstanding "underwater" options were required to be surrendered in order to receive any further awards under the Company's long-term incentive plans.

Options over 5,364,485 shares in respect of other Senior Management and over 508,050 shares in respect of executive directors were cancelled in accordance with the invitation, options were lapsed.

Following the cancellation and re-grant of options described above, on 3 May 2001, the total number of ordinary shares over which executive directors and senior management now hold options is as follows:

Period of exercise	Code	Option price US$m	Number of ordinary shares of no par value
13 July 2003 – 12 July 2010	A	1.66	40,000
28 August 2008 – 27 August 2010	B	2.55	50,000
3 May 2004 – 2 May 2011 (Replacement Option)	C	2.29	1,761,760
3 May 2004 – 2 May 2011	D	2.29	980,090

All options granted on 3 May 2001 were granted with exercise prices of US$2.29. They ordinarily become exercisable on 3 May 2004 and lapse on 2 May 2011.

22 Directors' interests

The beneficial interests, including family interests, of the directors holding office at the end of the year in ordinary shares of Ashanti are set out below:

	Shares		Shares under option			Shares		Shares under option			
	1 Jan 2000	31 Dec 2000	1 Jan 2000	Granted during the year	31 Dec 2000	1 Jan 2001	31 Dec 2001	1 Jan 2001	Surren-dered and cancelled	Granted during the year	31 Dec 2001
M E Beckett	1,359	1,359	–	–	–	1,359	1,359	–	–	–	–
S E Jonah	45,302	45,302	290,000	–	290,000	45,302	45,302	290,000	(290,000)	260,664	260,664
T E Anin	–	–	–	–	–	–	53	–	–	–	–
M Botsio-Phillips	100	100	45,000	–	45,000	100	100	45,000	(45,000)	32,260	32,260
L. Chalker						–	–	–	–	–	–
C A Crocker	–	5,000	–	–	–	–	5,000	–	–	–	–
T R Gibian	20,000	20,000	–	–	–	20,000	20,000	–	–	–	–
M P Martineau						–	–	–	–	–	–
N J Morrell						–	–	–	–	–	–
E D Ofori Atta	553	553	45,000	–	45,000	553	553	45,000	(45,000)	30,009	30,009
J N Robinson	–	–	–	–	–	–					
T S Schultz	23,548	23,548	128,050	–	128,050	23,548	23,548	128,050	(128,050)	93,644	93,644
S Venkatakrishnan	–	–	–	50,000	50,000	–	–	50,000	–	52,828	102,828

An analysis of options held by directors as at 31 December 2001 using the codes shown in note 21 is set out below:

	B	C	D	Total
S E Jonah	–	87,000	173,664	260,664
M Botsio-Phillips	–	13,500	18,760	32,260
E D Ofori Atta	–	13,500	16,509	30,009
T S Schultz	–	38,415	55,229	93,644
S Venkatakrishnan	50,000	–	52,828	102,828
Total	**50,000**	**152,415**	**316,990**	**519,405**

Between 1 January 2002 and 28 March 2002, there were no changes in the above directors' interests.

Bonus Co-Investment Plan and Restricted Share Scheme

Under the Bonus Co-Investment Plan, executive directors and key employees are invited to invest a percentage of their annual remuneration in Ashanti ordinary shares ("Ashanti shares"). These are designated "Invested Shares" for the purposes of the Plan. Participants are then granted without further payment rights to receive additional shares referable to the number of shares which they have purchased as Invested Shares. These additional shares are designated "Matching Shares" for the purposes of the Plan. Normally, so long as the participant does not sell the Invested Shares within a two-year period following their purchase, the Matching Shares will normally be released to the employee in equal instalments on the first and second anniversaries of the award. Rights to receive Matching Shares will normally lapse if the participant leaves the Company or sells the Invested Shares within two years of the purchase of the Invested Shares.

Under the Performance Share Plan, also called Restricted Share Scheme, executive directors and key employees receive free Ashanti shares, if Ashanti achieves certain performance conditions within a three-year period. Shares acquired by the Trustee will be conditionally awarded to employees nominated by the Company, and transferred to employees following the employee's completion of three years' service from the date of the award provided certain performance targets are met. Special provisions apply if the participant's employment terminates by reason of death, disability, retirement or redundancy or other reasons in the Committee's discretion or (in the case of an expatriate employee) on expiry without renewal of his fixed-term contract of employment, or on a person becoming a "majority shareholder controller" or on a reconstruction or liquidation of the Company.

On 3 May 2001, 377,280 ordinary shares were awarded under the Restricted Share Scheme for which new Ashanti ordinary shares were issued.

Shares in category 'A' were acquired from the market while in respect of category 'B', new shares were issued in line with the modified rules as approved at the Annual General Meeting of 25 April 2001.

The full number of shares to which a participant is entitled would only be received if Ashanti meets challenging internal and/or external goals. Right to receive shares will normally lapse if the participant leaves the Company within three years of the grant of the award.

The Bonus Co-Investment Plan uses Ashanti shares which have already been issued and these are purchased by an employee trust, which is funded by Ashanti on terms agreed by the Board.

As at 31 January 2002 the following awards have been made to the directors under the Company's Bonus Co-Investment Plan and Performance Share Plan since their introduction:

Name	Shares awarded under the Bonus Co-Investment Plan	Shares awarded under the Performance Share Plan Category 'A'	Category 'B'
S E Jonah	14,388	9,000	–
M Botsio-Phillips	–	6,000	12,000
E D Ofori Atta	–	6,000	10,560
T S Schultz	7,697	6,000	35,328
S Venkatakrishnan	–	3,000	33,792
Total	**22,085**	**30,000**	**91,680**

Awards made under both the Bonus Co-Investment Plan and the Performance Share Plan will be allowed to run their course, but it is currently intended that no further awards will be made under them.

23 Reserves

	Profit and loss account US$m	Non-distributable share deals account US$m	Total US$m
At 1 January 1999	11.8	19.0	30.8
Retained loss for the year	(183.9)	–	(183.9)
At 31 December 1999	(172.1)	19.0	(153.1)
Retained loss for 2000	(141.1)	–	(141.1)
Goodwill written back on disposal of 50% interest in Cluff	24.6	–	24.6
At 31 December 2000	(288.6)	19.0	(269.6)
Retained profit for 2001	62.7	–	62.7
At 31 December 2001	(225.9)	19.0	(206.9)

In accordance with the Ghana Companies Code 1963 (Act 179), all transactions relating to the purchase and re-issue of the Company's own shares are recorded in a non-distributable share deals account.

Reserves is after goodwill written off in previous years of US$476 million (2000: US$ 476 million, 1999: US$501 million) arising on the acquisition of subsidiary undertakings.

24 Acquisitions and disposals

Acquisitions

In June 2000, Ashanti acquired a 90 per cent. interest in Pioneer, the company that owns the Teberebie mine in Ghana, from Pioneer Gold Inc for a total consideration of US$18.8 million. Ashanti on sold certain acquired assets of Teberebie to Goldfields Ghana Limited for US$5 million. Details of the consideration and assets acquired are set out below.

	Book value at acquisition US$m	Fair value adjustments US$m	Provisional fair values US$m
Tangible fixed assets	56.6	(56.5)	0.1
Stock	4.0	(2.7)	1.3
Cash	0.6	–	0.6
Creditors	(0.7)	–	(0.7)
Borrowings	(8.3)	–	(8.3)
Net assets acquired	52.2	(59.2)	(7.0)
Goodwill			21.9
Cost of acquisition			14.9
Satisfied by:			
Cash consideration			5.0
Assets on sold			(5.0)
Cost of acquisition			1.1
Deferred consideration			13.8
Total consideration			14.9
Analysis of acquisition cash flows:			
Total net cash consideration			(6.1)
Net cash of subsidiary acquired			0.6
Assets on sold			5.0
Total			(0.5)

The deferred consideration of US$13.8 million is payable as follows: two payments of US$2.5 million in each of March 2001 and 2002, US$3.0 million in March 2003, US$3.75 million in March 2004 and US$2.05 million in March 2005.

The terms of the agreement also include the potential for contingent cash consideration of up to US$5.0 million dependent upon minimum gold prices and production levels.

The loss incurred by Pioneer for the last full financial period prior to acquisition was US$21.5 million.

Disposal

On 15 December 2000 Ashanti disposed of a 50 per cent. interest in its subsidiary, Cluff, which owns 100 per cent. of the Geita mine in Tanzania. The net inflow in respect of the disposal is as follows:

	US$m	US$m
Cash paid by Anglogold Limited		207.8
Costs of disposal		(27.8)
Net cash consideration		180.0
Net assets at date of disposal:		
Goodwill	127.4	
Tangible fixed assets	205.3	
Stocks	11.3	
Debtors	1.8	
Cash	4.2	
Creditors	(11.6)	
Due to the Company	(55.0)	
Borrowings	(75.0)	
	208.4	
50% of net assets sold		(104.2)
Goodwill reinstated from reserves		(24.6)
Profit on disposal		51.2
Analysis of disposal cash flows:		
Net cash consideration		180.0
Net cash disposed of with subsidiary		(4.2)
Repayment of intercompany balance		55.0
Total cash inflow		**230.8**

25 **Reconciliation of operating profit to operating cash flows**

	2001 US$m	2000 US$m	1999 US$m
Operating (loss)/profit	96.8	(126.1)	17.2
Share of profits in joint venture	(20.2)	–	–
Operating profit excluding joint ventures	76.6	(126.1)	17.2
Depreciation and amortisation	82.3	114.8	114.9
Non-cash exceptional operating costs	–	208.3	60.5
Loss on disposal of fixed assets	0.6	5.2	–
(Increase)/decrease in stocks	4.3	(11.8)	2.2
Decrease/(increase) in debtors	2.0	10.8	(0.2)
Decrease in creditors	(16.7)	(18.0)	(26.5)
(Decrease)/increase in deferred hedging income	(57.0)	(34.6)	(47.5)
Increase/(decrease) in provisions	3.3	0.8	(0.3)
Net cash inflow from operating activities	95.4	149.4	120.3

26 Financing

		2001 US$m	2000 US$m	1999 US$m
Revolving Credit facility	– drawdowns	–	–	270.0
	– repayments	(33.8)	(251.0)	(152.6)
Bridge facility	– drawdowns	–	75.0	–
Other	– drawdowns	–	–	19.0
	– repayments	(6.8)	(10.3)	(61.9)
		(40.6)	(186.3)	74.5

27 Analysis of net debt

	At 1 Jan 1999 US$m	Cash flow US$m	Other non-cash move-ments US$m	At 31 Dec 1999 US$m	Cash flow US$m	Other non-cash move-ments US$m	At 31 Dec 2000 US$m	Cash flow US$m	Other non-cash move-ments US$m	At 31 Dec US$m
Cash at bank	47.2	(11.9)	–	35.3	(2.5)	–	32.8	(8.7)	–	24.1
Bank overdraft	(1.3)	(3.3)	–	(4.6)	1.1	–	(3.5)	(1.7)	–	(5.2)
Cash	45.9	(15.2)	–	30.7	(1.4)	–	29.3	(10.4)	–	18.9
Short term deposits and collateralised cash										
(liquid resources)	65.7	(11.3)	–	54.4	(13.6)	–	40.8	(9.7)	–	31.1
Borrowings	(489.0)	(74.5)	(14.5)	(578.0)	186.3	29.5	(362.2)	40.6	0.9	(320.7)
Net debt	(377.4)	(101.0)	(14.5)	(492.9)	171.3	29.5	(292.1)	20.5	0.9	(270.7)

Following is a detail of the 'other' line item included in the reconciliation of net cash flow to movement in net debt:

	Year ended 31 Dec 2001 US$m	Year ended 31 Dec 2000 US$m	Year ended 31 Dec 1999 US$m
Write-down and subsequent re-instatement of Non-recourse project finance loans (note a.)	–	(21.3)	–
Loans assumed on acquisition (note 24])	–	(8.3)	–
Transfers between accruals and long term debt	–	(6.5)	6.5
Debt created on close out of hedge contracts (note b.)	–	(7.8)	(26.5)
Gain on extinguishment of debt	–	–	5.3
Loans disposed of with subsidiary (note 24)	–	75.0	–
Other	**0.9**	(1.6)	0.2
Total non-cash movements	**0.9**	29.5	(14.5)

a. In 1998, management determined that certain non-recourse development loans associated with the Iduapriem mine would not be paid down and consequently the Company wrote-down the loans. This write-down followed a management decision to close the Iduapriem mine and was based on cash flow forecasts. In 2000, the Company acquired the Teberebie gold mine, which is adjacent to the Iduapriem mine. As a result of the acquisition, management determined that the Iduapriem and Teberebie mines could use a shared processing plant and consequently, the operations at Iduapriem were now considered economically feasible. Revised cash flow forecasts were prepared that demonstrated that the non-recourse loans which were written-down in 1998 would now be paid; the loans were therefore reinstated.

b. Debt created on the close out of hedge contracts relates to contracts that were closed out early and rolled into the Company's Facility. The losses related to these contracts have been recorded as an offset to deferred income.

28 Related party transactions

The Company's principal shareholder is Lonmin (32 per cent.) which provides technical services and the services of Mr S E Jonah to the Company for which it received US$0.7 million (2000: US$1.8 million; 1999: US$1.8 million) for the year. Another major shareholder is the Government of Ghana

(20 per cent). The Company pays royalties, corporate and other taxes and utility charges in the normal course of business to the Government of Ghana and associated authorities. Amounts paid during the year totalled approximately US$51 million (2000: US$58 million).

29 Contingent liabilities

US Class Actions

The consolidated class action which was commenced in the year 2000, is pending against the Company and one officer and director and one former director under United States Federal Securities laws in the United States District Court for the Eastern District of New York. The complaint alleges non-disclosures and misstatements regarding Ashanti's hedging position and hedging programme. The plaintiffs contend that the Company and the individual defendants' actions violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated under that Act. The plaintiffs seek unspecified damages, attorneys' and experts' fees and other reliefs.

The Court has rendered a ruling to the effect that the matter would be determined by document discovery and assessment of evidence.

The Company continues to vigorously defend the action, and although the Company cannot make any assurances regarding the ultimate result of the litigation at this stage, it believes that the outcome will have no material adverse effect on the Company's financial position.

Kimin - Employee Actions

In November 1999, the Brussels Labour Court upheld the claims for arrears of salary and severance payments in proceedings instituted by certain ex-Kimin expatriate employees against Kimin and Ashanti.

An appeal filed by Kimin and Ashanti against the judgement has now been determined with the award granted in favour of some of the ex-employees confirmed but certain further claims made were disallowed.

Although the Company cannot make any assurances regarding the ultimate outcome of all of the Kimin ex-employees actions, it is of the view, based on information currently available, that the expected liability has been provided for.

Pangea/Ashanti Joint Venture - Arbitration

With regard to the arbitration proceedings at the International Court of Arbitration of the International Chamber of Commerce between Pangea Goldfields Inc. and the Company, the parties have entered into settlement discussions and have agreed the key elements for an amicable settlement of the dispute that would obviate any further arbitral proceedings and would not have any material adverse effect on the Company's financial position.

PRO FORMA BALANCE SHEET FOR THE ASHANTI GROUP FOLLOWING THE PROPOSED RESTRUCTURING

1 Pro forma balance sheet

1.1 Unaudited pro forma balance sheet

Set out below is an unaudited pro forma balance sheet of the Ashanti Group, which has been prepared on the basis set out in the notes below, to show the effects of the Proposed Restructuring as if it had taken place on 31 March 2002. The unaudited pro forma balance sheet set out below is based on the unaudited consolidated balance sheet of the Ashanti Group as at 31 March 2002 set out in the financial information in Part XVIII of this document. The table has been prepared for illustrative purposes only and, because of its nature, may not give a complete picture of the financial position of the Ashanti Group.

	As at 31 March 2002				
	Unadjusted Group Balance Sheet US$m	Adjustments (1) US$m	(2) US$m	(3) US$m	Total US$m
Fixed assets					
Intangible assets	18.0	–	–	–	18.0
Tangible fixed assets	607.8	–	–	–	607.8
Investments – Geita joint venture	86.2	–	–	–	86.2
Investments – Share of gross assets and goodwill	196.3	–	–	–	196.3
Investments – Share of gross liabilities	*110.1*	–	–	–	110.1
Investments – Loans to joint venture	32.6	–	–	–	32.6
	744.6	–	–	–	744.6
Current assets					
Stocks	71.6	–	–	–	71.6
Debtors	19.8	–	–	–	19.8
Cash	42.9	–	(4.4)	(13.0)	25.5
	134.3	–	(4.4)	(13.0)	116.9
Creditors: amounts falling due within one year					
Creditors	(137.5)	–	–	–	(137.5)
Borrowings	(279.8)	–	–	–	(279.8)
	(417.3)	–	–	–	(417.3)
Net current liabilities	(283.0)	–	(4.4)	(13.0)	(300.4)
Total assets less current liabilities	461.6	–	(4.4)	(13.0)	444.2
Creditors: amounts falling due over one year					
Creditors	(50.4)	–	–	–	(50.4)
Borrowings	(34.3)	54.1	–	2.3	22.1
Provision for liabilities and charges	(20.1)	–	–	–	(20.1)
Net Assets	356.8	54.1	(4.4)	(10.7)	395.8
Capital Reserves					
Stated Capital	545.2	54.1	–	2.6	601.9
Reserves	(190.4)	–	(4.4)	(13.3)	(208.1)
Equity minority interests	2.0	–	–	–	2.0
	356.8	54.1	(4.4)	(10.7)	395.8

NOTE 1. The unadjusted Ashanti Group balance sheet has been extracted without material adjustment from the unaudited consolidated balance sheet of the Ashanti Group as at 31 March 2002 which is set out in the financial information in Part XVIII of this document.

The adjustments made in order to illustrate the effect that the Proposed Restructuring, as set out in Part II of this document, might have had on the financial information set out in Part XVIII as at 31 March 2002 are explained below. No account has been taken of any trading since 31 March 2002.

(1) Equitisation of US$54.65 million of the Existing Notes (representing 25 per cent. of the Existing Notes) through the issue of 14.8 million New Shares at a price per share of US$3.70. This is stated net of 25 per cent of the remaining unamortised issue costs amounting to US$0.55 million.

(2) Ashanti will, following completion of the Proposed Restructuring, pay to the holders of the Existing Notes as at the Record Date an exchange fee of two per cent. of the face value of the then outstanding Existing Notes together with a payment in respect of accrued interest. In aggregate, excluding interest, this payment will amount to approximately US$4.37 million, which since it relates to the Existing Notes will be written off to reserves.

(3) Payment of fees to professional advisers and financiers relating to the Proposed Restructuring, made up as to:

- US$13.0 million legal and professional fees and other expenses paid in cash; and
- 800,000 Shares issued to Close Brothers at US$3.26 per Share (being the market price of the Shares on the date the agreement with Close Brothers was entered into) totalling US$2.61 million.

Of the fees paid in cash, US$2.3 million relates to the arrangement fee for the New RCF which is set off against borrowings and will be amortised over the term of the New RCF.

(4) In the financial statements of the Ashanti Group (which are prepared under UK GAAP), following completion of the Proposed Restructuring the amounts initially recorded for the New Shares and the New Notes may be different from that stated in the table above because of an adjustment potentially required under Financial Reporting Standard 4 - Capital Instruments.

The aggregate amount initially recorded in respect of the New Shares and the New Notes will remain the same as the Existing Notes at the time of completion (approximately US$216.4 million). However, the allocation between the New Shares and the New Notes, made on the basis of fair values, might vary from the amounts stated in this Part VII.

To the extent that the value allocated to the New Notes is less than the par value, the difference will be treated as finance costs and apportioned to future accounting periods resulting in an amortisation charge to the profit and loss account. As the appraisal of the fair value of the New Shares and the New Notes has not been completed no adjustment has been made in the unaudited pro forma balance sheet.

2 Letter from Deloitte & Touche relating to the unaudited pro forma balance sheet as at 31 March 2002

Deloitte & Touche
Stonecutter Court,
1 Stonecutter Street,
London EC4A 4TR

The Directors
Ashanti Goldfields Company Limited
Gold House
Patrice Lumumba Road
PO Box 2665
Accra
Ghana

The Directors
Close Brothers Corporate Finance Limited
10 Crown Place
London EC2A 4FT

15 May 2002

Dear Sirs

Ashanti Goldfields Company Limited ("Ashanti" or the "Ashanti Group") – Proposed Restructuring Of 5.5 Per Cent Guaranteed Exchangeable Notes Due 2003 (the "Proposed Restructuring")

We report on the unaudited pro forma consolidated balance sheet ("the pro forma financial information") set out in Part VII of the Listing Particulars dated 15 May 2002 ("the Listing Particulars") issued by Ashanti. The pro forma financial information has been prepared for illustrative purposes only to provide information about how the Proposed Restructuring might have affected the financial information presented.

Responsibilities

It is the responsibility solely of the Directors of Ashanti to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority ("the Listing Rules").

It is our responsibility to form an opinion, as required by the Listing Rules, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom our reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and the Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the Directors of Ashanti.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States or other jurisdictions outside the United Kingdom and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

(a) the pro forma financial information has been properly compiled on the basis stated;

(b) such basis is consistent with the accounting policies of Ashanti; and

(c) the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules.

Yours faithfully

Deloitte & Touche

PART VIII

CAPITALISATION AND INDEBTEDNESS STATEMENT

A combined statement of the stated capital and indebtedness of the Ashanti Group as at 31 December 2001 is set out below:

As at 31 December 2001	Per Financial Statements US$m
Share Capital	
Authorised : 200 million shares of no par value	
Issued share capital : 112,714,222 ordinary shares of no par value in issue	545.2
	545.2
Indebtedness	
Guaranteed	
Existing Notes	217.5
Secured	
Existing RCF	55.0
Bank loans	17.6
Project finance loan	25.0
Finance leases	4.1
Aviation loans	2.7
Unsecured	
Bank overdrafts	4.0
	325.9
Combined capitalisation and indebtedness	871.1

Indebtedness excludes the 50 per cent. share of the US$124.3 million non-recourse Geita project finance loan, which has been included in the gross liabilities within the carrying value of the Geita joint venture investment.

In addition the Ashanti Group beneficially held Existing Notes of US$31.4 million which had been bought back but not cancelled.

(1) Save as set out above, the Ashanti Group did not have outstanding at 31 December 2001 any other borrowings, loan capital (issued or created but unissued), term loans, borrowings or indebtedness in the nature of borrowings whether guaranteed or unguaranteed including bank overdrafts and liabilities under acceptances of credits, hire purchase commitments, mortgages, charges or guarantees.

(2) Save as disclosed in note 9 to the Consolidated Financial Information set out in Part VI of this document the Ashanti Group did not have any contingent liabilities which would have a material effect on the Ashanti Group's financial position.

(3) There has been no material change in the consolidated capitalisation, indebtedness, contingent liabilities and guarantees of the Ashanti Group since 31 December 2001.

As at 31 December 2001 the Ashanti Group held cash and cash equivalents of US$55.2 million.

PART IX

INFORMATION ON ACSL

1 **Incorporation**

ACSL was incorporated with limited liability and registered under the Companies Law 2001, registered no. 115822, for an unlimited duration on 14 February 2002. The registered office of ACSL is Ugland House, PO Box 309, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies. ACSL is a wholly-owned subsidiary of Ashanti. ACSL has no subsidiaries.

2 **Business Activity**

ACSL was established to finance the activities of Ashanti. ACSL has not engaged, since its incorporation, in any activities other than those incidental to its registration, to the proposed issue of the New Notes and the authorisation of documents and agreements referred to in this document to which it is or will be party.

3 **Directors**

The board of directors of ACSL consists of:

M.G. Gisborne – Chairman
W.A. Hamilton-Turner
S. Venkatakrishnan
M.R. Arnesen

The business address of each director (other than S. Venkatakrishnan) is 3rd Floor, 12-14 Ridgeway Street, Douglas, Isle of Man IM1 1EN.

4 **Capitalisation**

The authorised share capital of ACSL is US$50,000 shares of US$1.00 par value each, of which two shares are issued and held by Ashanti and are fully paid.

The following table sets forth the unaudited capitalisation of ACSL as at the date of this document and as adjusted to give effect to the issuance of the New Notes:

	US$	As adjusted US$
Borrowings[1]		
The New Notes offered hereby	–	163,928,000
Shareholders' Equity		
Issued capital (2 shares of US$1.00 each fully paid)	2	2
Total Capitalisation	2	163,928,002

Audited financial statements have been prepared for ACSL for the period from incorporation on 14 February 2002 to 14 May 2002.

(1) *As at the date of this document, ACSL had no borrowings, indebtedness in the nature of borrowings, loan capital outstanding or created but unissued (including term loans), guarantees or contingent liabilities.*

ACCOUNTANT'S REPORT FOR ACSL

Deloitte & Touche

Stonecutter Court,
1 Stonecutter Street,
London EC4A 4TR

The Directors
Ashanti Goldfields Company Limited
Gold House
Patrice Lumumba Road
PO Box 2665
Accra
Ghana

The Directors
Close Brothers Corporate Finance Limited
10 Crown Place
London EC2A 4FT

14 May 2002

Dear Sirs

Ashanti Capital (Second) Limited ("ACSL")

We report on the financial information set out below. This financial information has been prepared for inclusion in the Listing Particulars dated 15 May 2002 relating to the Proposed Restructuring of 5.5 Per Cent Guaranteed Exchangeable Notes Due 15 March 2003 ("the Listing Particulars").

Basis of preparation

ACSL was incorporated on 14 February 2002 under the name of Ashanti Second Capital Limited. The name of ACSL was changed to Ashanti Capital (Second) Limited on 28 February 2002.

ACSL has issued 2 shares for a consideration of US$2. No material contracts or transactions have been entered into by ACSL.

ACSL has not yet traded and no dividends have been declared or paid.

The financial information set out in this report is based on the audited financial statements of ACSL for the period from incorporation on 14 February 2002 to 14 May 2002 to which no adjustments were considered necessary.

Responsibility

Such financial statements are the responsibility of the directors of ACSL who approved their issue.

The Directors of ACSL are responsible for the contents of the Listing Particulars in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by us relating to the audit of the financial statements underlying the financial information. It also included an assessment of the financial statements underlying the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States or other jurisdictions outside the United Kingdom and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion, the financial information set out below gives, for the purposes of the Listing Particulars, a true and fair view of the state of affairs of ACSL as at 14 May 2002.

Balance sheet of ACSL at 14 May 2002

	US$
Current Assets	
Amount owed by parent undertaking	2
Capital and reserves	
Called up share capital	2

Yours faithfully

Deloitte & Touche
Chartered Accountants

PART XI

CONDITIONS TO THE IMPLEMENTATION OF THE PROPOSED RESTRUCTURING

The Proposed Restructuring will be subject to the following conditions being satisfied:

(i) the approval by a majority in number representing 75 per cent. in value of the Noteholders present and voting, either in person or by proxy, at the Court Meeting;

(ii) the passing of the Restructuring Resolution at the Extraordinary General meeting;

(iii) admission of the New Shares, New GDSs and New Notes to be issued pursuant to the Proposed Restructuring to:

(a) the Official List of the UKLA becoming effective in accordance with paragraph 7.1 of the UK Listing Rules issued by the UKLA and the admission to trading of such securities on the main market of the LSE for listed securities becoming effective in accordance with the LSE Admission and Disclosure Standards or (if Ashanti agrees) the UKLA and the LSE agreeing or confirming their decision to so admit; and

(b) the NYSE or (if Ashanti agrees) the NYSE agreeing or confirming its decision to so admit;

(iv) admission of the New Shares to be issued pursuant to the Proposed Restructuring to the First List of the GSE or (if Ashanti agrees) the GSE agreeing or confirming its decision to so admit;

(v) the sanction (with or without modification) of the Scheme to implement the Proposed Restructuring by the Grand Court and a copy of the Order of the Grand Court being delivered for registration to the Registrar of Companies in the Cayman Islands;

(vi) the approval to the Proposed Restructuring of the Hedge Counterparties in accordance with the requirement of the Existing MFTL;

(vii) the approval to the Proposed Restructuring of Ashanti's Lending Banks in accordance with the requirements of the Existing RCF or the repayment of Ashanti's Existing RCF;

(viii) the approval of the Governor of the Bank of Ghana to the issue of the guarantee by Ashanti in respect of the New Notes; and

(ix) a permanent restraining order of the United States Bankruptcy Court under Section 304 of Title 11 of the United States Code being made to give effect to the Proposed Restructuring as a matter of United States law.

Ashanti reserves the right to waive or amend conditions (iv), (vi), (vii), (viii) and (with the approval of the Ad Hoc Committee) (ix). The satisfaction or occurrence of any of the conditions of the Proposed Restructuring cannot be guaranteed. Ashanti shall be under no obligation to waive, to determine as being fulfilled, or to treat as fulfilled, any of the above conditions to the Proposed Restructuring notwithstanding that the other conditions may have been waived or fulfilled as at an earlier date.

Unless condition (ix) is waived with the consent of the Ad Hoc Committee, Ashanti will not make the Scheme effective (and thus complete the Proposed Restructuring) by filing a copy of the Order of the Grand Court sanctioning the Scheme until a permanent restraining order of the United States Bankruptcy Court under Section 304 of Title II of the United States Code is made to give effect to the Proposed Restructuring as a matter of United States law.

The Proposed Restructuring is not conditional on the Interim Margin Free Agreements, the New MFTL or the New RCF becoming effective and unconditional.

The approval of the Governor of the Bank of Ghana to satisfy condition (viii) has been obtained. Ashanti is seeking the appropriate approval of the Lending Banks to the Proposed Restructuring on the basis that Ashanti will undertake to the Lending Banks not to make the Scheme effective unless it is able immediately thereafter to drawdown on the New RCF to repay the Existing RCF. Whilst the Proposed Restructuring is not conditional on the Interim Margin Free Agreements, the New MFTL or the New RCF becoming effective and unconditional, unless Ashanti is able to repay the Existing RCF by other means, the Proposed Restructuring may only become effective if Ashanti has satisfied the conditions precedent to the New RCF. A summary of these conditions. is set out in paragraph 18.1.4 of Part XVII of this document.

PART XII

TERMS AND CONDITIONS OF THE NEW NOTES

1 **The New Indenture**

The New Notes will be issued under an indenture, to be dated as of the Effective Date (the "New Indenture"), among ACSL, Ashanti and The Bank of New York, as trustee (the "Trustee"). This summary is of a final draft of the New Indenture. A copy of the final draft of the New Indenture is available for inspection. Apart from certain provisions, which require other approval, the New Indenture can be amended with the approval of the holders of $66^2/_3$ per cent. in value of the outstanding New Notes from time to time. The following summaries of certain provisions of the New Notes and the New Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the New Notes and the New Indenture, including the definitions therein of certain terms which are not otherwise defined in this document. Wherever particular provisions or defined terms of the New Indenture (or of the form of New Note which is a part thereof) are referred to, such provisions or defined terms are incorporated herein by reference but do not form part of the Listing Particulars.

2 **General**

The New Notes will be unsecured obligations of ACSL which will be unconditionally guaranteed by Ashanti. The New Notes will be limited to US$163,928,000 (an amount equal to 75 per cent. of the outstanding face value of the Existing Notes) aggregate principal amount and will mature on 30 June 2008 (the "Maturity Date"), unless earlier redeemed pursuant to the terms thereof and of the New Indenture. The New Notes will rank equally with all of ACSL's other unsecured and unsubordinated indebtedness for borrowed money from time to time outstanding.

The New Notes will bear interest at 7.95 per cent. per annum on the outstanding principal amount thereof from and including the Effective Date. ACSL will pay interest semi-annually in arrears on 30 June and 31 December of each year (each, an "Interest Payment Date") commencing 31 December 2002 to the person in whose name the New Note is registered at the close of business on the immediately preceding 15 June or 15 December (each, an "Interest Record Date"), as the case may be. Interest on the New Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. Ten semi-annual repayments of US$12,000,000, subject to reduction as detailed in the New Indenture, will be made on each 30 June and 31 December ("Repayment Date"). The first such repayment will be made on 31 December 2003 and the remainder of the principal outstanding amounts will be repaid on 30 June 2008. Ashanti will have the option to redeem at par an additional US$12,000,000, subject to reduction as detailed in the New Indenture, at each repayment date.

3 **Guarantee**

Ashanti will irrevocably and unconditionally guarantee all of the obligations of ACSL under the New Indenture and the New Notes, including ACSL's obligations to pay principal and interest, including Additional Amounts, if any, on the New Notes and to deliver Shares or GDSs upon exchange of the New Notes (the "Guarantee"). The Guarantee will rank equally with all of Ashanti's other unsecured and unsubordinated indebtedness for borrowed money and guarantee obligations from time to time outstanding.

4 **Form, Denominations and Registration**

The statements set forth in this section and under "Definitive Notes" include summaries of certain rules and operating procedures of DTC, the Euroclear system and the Clearstream system that affect transfers of interests in the Global Notes.

The New Notes will be issued in the form of one or more Global Notes registered in the name of Cede & Co., as the nominee of DTC. The Global Notes will be held by the Trustee as custodian for DTC. The New Notes will be issued only in fully registered form, without coupons, and in the case of any New Notes in definitive form issued in exchange for Global Notes, as provided below, serially numbered and in denominations of $1,000 and integral multiples thereof. No temporary documents of title will be issued.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to DTC, another nominee of DTC or a successor of DTC or its nominee.

Beneficial interests in the Global Notes will be represented, and transfers of such beneficial interests will be effected, through accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Such beneficial interests will be in denominations of $1,000 and integral multiples thereof. Investors may hold beneficial interests in the Global Notes directly through DTC, Euroclear and Clearstream, if they are participants or accountholders in such systems, or indirectly through organisations that are participants or accountholders in such systems. Euroclear and Clearstream hold securities on behalf of their accountholders through customers' securities accounts in their respective names on the books of their respective depositaries, which in turn hold such securities in customers' securities accounts in the depositaries' names on the books of DTC. JPMorgan Chase ("JPMorgan") initially will act as depositary for Euroclear, and Citibank, N.A. ("Citibank") initially will act as depositary for Clearstream.

DTC may grant proxies or otherwise authorise DTC participants (or persons holding beneficial interests in the New Notes through such DTC participants) to exercise any rights of a holder of the New Notes or take any other actions which a holder of the New Notes is entitled to take under the New Indenture or the New Notes; provided that in the case of beneficial interests in the Global Notes held through Euroclear or Clearstream, such proxies will be granted to JPMorgan or Citibank, as the case may be. Under its usual procedures, DTC will mail an omnibus proxy to ACSL and Ashanti assigning Cede & Co.'s consenting or voting rights to those DTC participants to whose accounts the New Notes are credited on a record date or as soon as possible after such record date. Euroclear or Clearstream, as the case may be, will take any action permitted to be taken by a holder of New Notes under the New Indenture or the New Notes on behalf of a Euroclear accountholder or Clearstream accountholder only in accordance with its relevant rules and procedures and subject to its depositary's ability to effect such actions on its behalf through DTC.

Persons who are not DTC participants may beneficially own New Notes held by DTC only through direct or indirect participants in DTC (including Euroclear and Clearstream). So long as Cede & Co., as the nominee of DTC, is the registered owner of the Global Notes, Cede & Co., for all purposes will be considered the sole holder of the New Notes under the New Indenture and the New Notes. Except as provided below, owners of beneficial interests in the Global Notes will not be entitled to have New Notes registered in their names, will not receive or be entitled to receive physical delivery of New Notes in definitive form and will not be considered the holders of New Notes thereof under the New Indenture or the New Notes. Accordingly, any person owning a beneficial interest in the Global Notes must rely on the procedures of DTC and, to the extent relevant, Euroclear or Clearstream, and, if such person is not a participant or an accountholder, on the procedures of the participant or accountholder through which such person owns its interest, to exercise any rights of a holder of New Notes. Ashanti understands that, under existing industry practice, in the event that an owner of a beneficial interest in the Global Notes desires to take any action that Cede & Co., as the holder of such Global Notes, is entitled to take, Cede & Co. would authorise the participants to take such action, and the participants would authorise beneficial owners owning through such participant to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

5 Definitive Notes

If DTC notifies ACSL that it is unwilling or unable to continue as depositary for the Global Notes or ceases to be a clearing agency registered under the Exchange Act at a time when it is required to be so registered, and a successor depositary is not appointed by Ashanti within 90 days after receiving such notice or becoming aware that DTC is no longer so registered, or if an Event of Default with respect to the New Notes shall have occurred and be continuing as described under "Events of Default", ACSL will issue or cause to be issued New Notes in definitive form in exchange for the Global Notes. ACSL may also at any time and in its sole discretion determine not to have any of the New Notes represented by the Global Notes, and, in such event, will issue or cause to be issued New Notes in definitive form in exchange for the Global Notes. New Notes in definitive form will be issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof. Any New Notes in definitive form so issued will be registered in such names, and in such denominations, as DTC shall request. Such New Notes may be presented for registration of transfer or exchange at the office of the Trustee in the Borough of Manhattan, The City of New York, and principal thereof and interest thereon will be payable at such office of the Trustee, provided that interest thereon may, at the option of ACSL, be paid by check mailed to the registered holders of the New Notes in definitive form. ACSL will appoint and maintain a transfer agent for the New Notes in

London for so long as the New Notes are listed on the LSE and the LSE so requires. ACSL will initially appoint the Trustee's London branch as its transfer agent for the New Notes in London.

ACSL will not charge a service charge for any registration of transfer or exchange of New Notes.

6 **Payments**

Payments of principal of, and interest on, Global Notes will be made to Cede & Co., as the nominee for DTC, as the registered owner. Except as otherwise provided below, the principal of, and interest on the New Notes will be payable in US Dollars or in such other coin or currency of the United States as at the time of payment is legal tender for the payment therein of public and private debts. See "Form, Denominations and Registration".

Upon receipt of any payment of principal of or interest on Global Notes, DTC will credit DTC participants' accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC. Payments by DTC participants to owners of beneficial interests in the Global Notes held through such participants will be the responsibility of such participants, as is now the case with securities held for the accounts of customers registered in "street name". Distributions with respect to New Notes held through Euroclear or Clearstream will be credited to the cash accounts of Euroclear participants or Clearstream participants in accordance with the relevant system's rules and procedures, to the extent received by its depositary. None of ACSL, Ashanti or the Trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The principal of and interest on New Notes in definitive form will be payable to the registered owner at the office of a Paying Agent located in the Borough of Manhattan, The City of New York, which initially will be the corporate trust office of the Trustee. ACSL will also appoint the London Branch of The Bank of New York as Paying Agent, at which, at the option of any holder of New Notes of a New Note issued in definitive form, the principal of and interest on any such New Note will be payable (subject to applicable laws and regulations) by check drawn on a bank in The City of New York. Subject to the requirements of the New Indenture, ACSL may vary or terminate the appointment of such agencies from time to time; provided, however, that for so long as any New Notes are listed on the LSE, and the LSE shall so require, ACSL shall maintain a Paying Agent in London, England. In addition, payment of interest on New Notes issued in definitive form may, at the option of ACSL, be made by check mailed to the address of the Person entitled thereto as it appears in the register of the Registrar. See "Form, Denominations and Registration" at paragraph 4 above and "Definitive Notes" at paragraph 5 above.

In any case in which the date of payment of the principal of or interest on the New Notes shall not be a Business Day at the place of payment, then payment of principal or interest need not be made on such date at the relevant place of payment, but may be made on the next succeeding Business Day at such place. Any payment made on such Business Day shall have the same force and effect as if made on the date on which such payment is due, and no interest shall accrue for the period after such date. As used in the New Indenture regarding payment, "Business Day" means a day which is neither a legal holiday nor a day on which banking institutions in The City of New York are authorised by law, regulation or executive order to close.

Any moneys held by the Trustee in respect of the New Notes and remaining unclaimed for two years after such amount shall have become due and payable in respect of the principal of or interest on the New Notes shall be returned to ACSL and such holder of the New Notes shall thereafter look only to ACSL for any payment to which such holder of the New Notes may be entitled.

7 **Delivery of Shares or GDSs**

Subject to the terms and conditions described herein, each holder of the New Notes shall be entitled to exchange any New Note for Shares or GDS. See "Exchange of New Notes". GDSs delivered upon any exchange of any New Note will be delivered at the corporate trust office of The Bank of New York, as Depositary (the "GDS Depositary"), which is currently located at 101 Barclay Street, New York, New York, 10286, or at the office of any Paying Agent (being any agency maintained or agent appointed by ACSL for the payment of principal and interest on the New Notes and for the purpose of exchange of the New Notes), provided that delivery of GDSs at a place other than the corporate trust office of the GDS Depositary shall be at the request and risk of the holder of the New Note.

Shares delivered upon any exchange of any New Note may be delivered at the designated office in London, England, of the custodian appointed by the Trustee (the "Share Custodian"), or at another location specified by the holder of the New Notes, provided that delivery of Shares at a place other than the designated office of the Share Custodian in London, England shall be at the request and risk of the holder of New Notes. The Share Custodian will initially be Barclays Registrars (Jersey) Limited acting through its office in Jersey, Channel Islands.

The holders of New Notes entitled to receive Shares upon exchange of New Notes may elect to receive GDSs at any time (whether before or after delivery of the related Shares) prior to the time the certificates for Shares are delivered to a third party by the Share Custodian.

ACSL or Ashanti will pay any and all Cayman Islands, Ghanaian, US or UK documentary, stamp, issue, transfer or similar taxes (including but not limited to capital duty) and charges of the Depositary or Share Custodian in respect of the exchange of any New Note, the deposit of shares with the GDS Depositary or Share Custodian and the issue or delivery at the offices specified above or GDSs or Shares upon any exchange of any New Note.

Fractions of a Share or of a GDS will not be delivered on exchange of New Notes, except as provided in the New Indenture, and a cash adjustment will be paid in respect of any fractional Shares or fractional GDSs as provided in the New Indenture.

As at the date hereof, each GDS evidenced by a GDR represents one Share deposited with the GDS Depositary. In the event the Deposit Agreement is amended to provide that each GDS represents a different number of Shares, a corresponding adjustment will be made to the number of GDSs evidenced by each GDR delivered. A holder of New Notes who becomes entitled to a fractional GDS as a result of any such amendment shall receive cash equal to the value of such fractional GDS in the manner provided in, and subject to the terms of, the Deposit Agreement as so amended.

8 Exchange of New Notes

A holder of New Notes will be entitled at any time following the issue date of the New Notes with respect to any additional New Notes and on or prior to the Maturity Date, subject to prior redemption or repurchase, to exchange any New Note or portions thereof (in denominations of $1,000 or any integral multiple thereof) for Shares at the Exchange Price (as described below) in effect on the Exchange Date (as defined below). Full exchange of the New Notes at the initial Exchange Price would result in an issue of 28,509,260 Shares. The Shares deliverable upon exchange may, at the option of holder of New Notes, be in the form of Shares or GDSs. Except as described below, no adjustment will be made on exchange of any New Note for interest accrued thereon or for dividends on any Shares or GDSs delivered. Any New Note not called for redemption which is surrendered for exchange on or after any Interest Record Date and on or prior to the next succeeding Interest Payment Date shall be accompanied by a payment in the amount of interest due on such Interest Payment Date. Dividends on Shares and GDSs delivered upon exchange will accrue from the beginning of the Dividend Accrual Period during which the Exchange Date falls. A "Dividend Accrual Period" means each six-month period ending on and including 30 June and 31 December, unless changed in accordance with the provisions of the New Indenture.

The number of Shares or GDSs to be delivered upon exchange of any New Note shall be determined by dividing the principal amount of the New Note by the Exchange Price in effect on the Exchange Date. The initial Exchange Price is set forth on page 20 of these Listing Particulars is $5.75. The Exchange Price shall at all times be subject to Antidilution Adjustment (as defined below).

To exchange a New Note in definitive form for Shares or GDSs, a holder of New Notes must (i) complete and manually sign the exchange notice as provided in the New Indenture (or complete and manually sign a facsimile thereof) and deliver such notice to any Paying Agent, acting as the agent of ACSL, (ii) surrender the New Note to such Paying Agent and (iii) if required, furnish appropriate endorsements and transfers. A holder of New Notes delivering a New Note for exchange will not be required to pay any tax or duty in respect of the issue or delivery of Shares or GDSs on exchange but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the Shares or GDSs in a name other than that of the holder of the New Notes, without receiving any Additional Amounts (as defined below) with respect thereto. Notwithstanding the foregoing and subject to the requirements of Euroclear, Clearstream and DTC, the exchange right associated with any New Note in respect of which a Global Note is issued may be exercised by the presentation to any Paying Agent of one or more exchange notices duly completed by or on behalf of the participant of DTC or the account holder of Euroclear or Clearstream or any clearing system in which the relevant New Note is held at such time with no interest in such New Note. Surrender of such Global Note to a Paying Agent shall not be required. Pursuant to the New Indenture, the date in The City of New York on which the foregoing requirements have been satisfied is the "Exchange Date".

A certificate for the number of full Shares or GDSs for which any New Note is exchanged (and cash, if any, in lieu of fractional Shares or GDSs) will be delivered by Ashanti as soon as practicable following the Exchange Date.

Any Shares held by the Share Custodian in London, England upon exchange of the New Notes which are (A) either (i) not collected at the specified office of the Share Custodian in London, England by the person designated by the relevant holder of New Notes or (ii) despatched to, but not duly received by, the person designated by the relevant holder of New Notes and returned to the Share Custodian in London, England, and (B) remain unclaimed for two years after the date on which such Share shall have become deliverable shall thereafter be (x) registered in Ashanti's register of shareholders in the name of the holder of New Notes last appearing in the Register and (y) held by Ashanti for the account of such holder of New Notes strictly separate from the account of Ashanti itself.

9 Antidilution Adjustment

The Exchange Price is subject to adjustment ("Antidilution Adjustment") under formulae set forth in the New Indenture in certain events, including: (i) any alteration to the Shares as a result of consolidation; (ii) the issue by Ashanti of Shares credited as fully paid to the holders of Shares (the "Shareholders") by way of capitalisation of profits, reserves or surplus other than Shares paid up out of profits or reserves (including any share premium account or capital redemption reserve) or surplus issued in lieu of a cash dividend which would or could otherwise have been received; (iii) the issue by Ashanti of Shares credited as fully paid to the Shareholders by way of capitalisation of profits or reserves, other than Shares paid up out of profits or reserves (including any share premium account or capital redemption reserve) or surplus and issued in lieu of the whole or part of a cash dividend which the Shareholders concerned would or could otherwise have received and which would not have constituted a Capital Distribution (as defined below) except to the extent that the value of the Shares issued in lieu of the cash dividend (as determined by a merchant bank or any other person authorised to carry on investment business in the UK by the Financial Services Authority (or any equivalent successor body) in The City of London of international repute, selected by Ashanti and approved in writing by the Trustee, acting as an expert) exceeds the amount of the cash dividend or the relevant part thereof, in which case an adjustment will be made only to the extent of the excess; (iv) the payment or making of any Capital Distribution to the Shareholders (except where, and to the extent that, the Exchange Price is adjusted under (iii) above; (v) the issue or grant by Ashanti by way of rights to all or substantially all Shareholders as a class of Shares or options, warrants or other rights to subscribe for or purchase Shares, in each case at less than 95 per cent. of the current market price (as defined below) on the last dealing day preceding the date of announcement of the terms of such issue or grant; (vi) the issue of any securities (other than Shares or options, warrants or other rights to subscribe for or purchase Shares) by Ashanti to all or substantially all Shareholders as a class by way of rights or the grant by Ashanti to all or substantially all Shareholders as a class by way of rights of options, warrants or other rights to subscribe for or purchase any securities (other than Shares or options, warrants or other rights to subscribe for or purchase Shares), other than securities or such options, warrants or rights paid up out of distributable reserves and issued in lieu of a cash dividend which the Shareholders concerned would or could otherwise have received and which would not have constituted a Capital Distribution; (vii) the issue or grant (otherwise than as mentioned in (v) above) by Ashanti wholly for cash of any Shares (other than Shares issued on the exercise of the right to exchange any New Note or portion thereof or on the exercise of any other rights of conversion into, or exchange or subscription for, Shares) or options, warrants or other rights to subscribe for or purchase Shares at a price per Share which is less than 95 per cent. of the current market price on the last dealing day preceding the date of announcement of the terms of such issue or grant; (viii) the issue wholly for cash (otherwise than as mentioned in (v), (vi) or (vii) above) by Ashanti, or (pursuant to a legally binding agreement with Ashanti) any other person, of any securities (other than the New Notes) which by their terms carry rights of conversion into, or exchange or subscription for Shares to be issued by Ashanti upon conversion, exchange or subscription (or the grant wholly for cash otherwise than as aforesaid of any such rights of conversion, exchange or subscription in respect of any existing securities so issued) or securities

115

which by their terms might be redesignated as Shares, at a consideration per Share receivable by Ashanti upon conversion, exchange, subscription or redesignation which is less than 95 per cent. of the current market price on the last dealing day preceding the date of announcement of the terms of issue of such securities (or the terms of such grant), or the modification of the rights of conversion, exchange, subscription or redesignation attaching to any such securities (other than in accordance with the terms applicable to such securities), regardless of their date of issue, so that the consideration per Share receivable by Ashanti upon conversion, exchange, subscription or redesignation is reduced, and subject to such reduction, is less than 95 per cent. of the current market price on the last dealing day preceding the date of the announcement of the proposal for such modification; and (ix) if Ashanti determines (after consultation with the Trustee) that an adjustment should be made to the Exchange Price as a result of one or more events or circumstances not referred to above in this paragraph (even if the relevant event or circumstance is specifically excluded from the operation of (i) to (viii) above), in which case Ashanti shall, if the effect of the adjustment is to reduce the Exchange Price, make such adjustment as it thinks fit;

provided in all cases, that no adjustment shall be made to the Exchange Price to the extent that the circumstances giving rise to such adjustment arise pursuant to another document to which Ashanti is a party or by virtue of another circumstance in respect of which an adjustment has already been or will be made to the Exchange Price pursuant to this paragraph.

For purposes of any computation pursuant to the foregoing paragraph, the current market price means, in respect of a Share at a particular date, the average of the bid and offer quotations published in the LSE Daily Official List for one GDS (representing a Share carrying full entitlement to dividend) for the five consecutive dealing days ending on the dealing day immediately preceding such date; provided that if during some part of the said five dealing day period the Shares shall have been quoted ex-dividend and during some other part of that period the Shares shall have been quoted cum-dividend then:

(i) if the Shares to be issued do not rank for the dividend in question, the quotations on the dates on which the Shares shall have been quoted cum-dividend shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Share; and

(ii) if the Shares to be issued rank for the dividend in question, the quotations on the dates on which the Shares shall have been quoted ex-dividend shall for the purpose of this definition be deemed to be the amount thereof increased by such similar amount;

and *provided further* that if the Shares on each of the said five dealing days have been quoted cum-dividend in respect of a dividend which has been declared or announced but the Shares to be issued do not rank for that dividend, the quotations on each of such dates shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Share.

As used above, "Capital Distribution" means (a) any distribution of assets in specie charged or provided for in the accounts for any financial period (whenever paid or made and however described) but excluding a distribution of assets in specie in lieu of, and to a value not exceeding, a cash dividend which would not have constituted a Capital Distribution under (b) below (and for these purposes a distribution of assets in specie includes without limitation an issue of shares or other securities credited as fully or partly paid up by way of capitalisation of reserves); and (b) any cash dividend or distribution of any kind howsoever described, charged or provided for in the accounts for any financial period (whenever paid or made and however described) unless:

(i) it is declared after 31 December 2003 and at that time ACSL has made a voluntary redemption under Section 1201(c) and to the extent that the value of such distribution does not exceed the Adjusted Retained Profits. For this purpose the Adjusted Retained Profits shall be equal to (a) the aggregate of the retained profits of the Ashanti Group in respect of the accounting periods arising from 1 January 2002 plus (b) the aggregate of any deferred tax provided for since 1 January 2002, minus (d) capital expenditure incurred by the Ashanti Group since 1 January 2002, in respect of Ashanti's mines (excluding capital expenditure financed by borrowings from parties other than Ashanti or any of its subsidiaries) minus (e) Ashanti's deferred hedging income released since 1 January 2002, to the extent only that it was included in the accounts as deferred hedging on 1 January 2002 and subject to a maximum value of $65 million; and/or

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(ii) (insofar as (i) above does not apply) to the extent that the rate of that dividend or distribution, together with all other dividends or distributions on the class of capital in question charged or provided for in the accounts for that period, does not exceed the total rate of dividend or distribution on such class of capital charged or provided for in the accounts of the period immediately preceding the period in question. In computing such rates, the value of distributions in specie shall be taken into account and such adjustments as are, in the opinion of the auditors, appropriate shall be made; or

(iii) it comprises a purchase or redemption of share capital of Ashanti, provided, in the case of purchases of Shares by Ashanti, that the average price (before expenses) on any one day in respect of such purchases does not exceed by more than five per cent. the opening middle market price quoted for the Shares on the LSE at the opening of business either (1) on that date, or (2) where an announcement has been made of the intention to purchase Shares at some future date at a specified price, on the dealing day immediately preceding the date of such announcement, and if in either case the relevant day is not a dealing day, the immediately preceding dealing day.

On any adjustment, the resultant Exchange Price if not an integral multiple of one cent, shall be rounded down to the nearest one cent. No adjustment to the Exchange Price will be required to be made until cumulative adjustments, required to be made in the circumstances set forth above, amount to one per cent. or more of the Exchange Price in effect immediately prior thereto. However, any adjustment not required to be made, and any amount by which the Exchange Price has been rounded down, shall be carried forward and taken into account in any subsequent adjustment. Notice of any adjustments made shall be given to holders of New Notes in accordance with the provisions of the New Indenture (and to holders of GDSs in accordance with the provisions of the Deposit Agreement) as soon as practicable after the determination thereof.

In the event of a taxable distribution to Shareholders (or other transaction) which results in any adjustment of the Exchange Price, the holders of New Notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the Shareholders.

10 Redemption at Option of New Noteholders

Upon the first Change of Control (as defined below) each holder of the New Notes will have a one-off put option for all, but not less than all (other than holders of a Global Security) of the New Notes held by such holder (the "Put Option") at 102 per cent. of the principal value of the then outstanding New Notes plus accrued interest exercisable within the period of 30 days after notice that the change of control becomes effective (the "Repurchase Date"), subject to the following:

However, appropriate financial credit ratios (each a "Ratio") (based upon the most recent filed financial accounts) will be used to assess the credit worthiness of any consolidated entity that becomes the beneficial owner of more than 50 per cent. of the outstanding share capital of Ashanti (for the purpose of this paragraph 10 only, the "Company") or any entity whose securities are exchanged for more than 50 per cent. of the outstanding share capital of the Company (together with the Company, the "Group") as at the completion of any change of control transaction. If: (i) the Group Ratio is less than or equal to the Company Ratio and the "Debt Coverage" (total debt divided by 12 months of EBITDA) of the Offeror, as defined below, is less than or equal to that of the Company, or (ii) the Offeror's Ratio is less than or equal to 0.6 and the Debt Coverage for the Offeror is less than or equal to that of the Company, then ACSL will also have the option at any time during the Period (whether or not the Put Option has been exercised by any holders of New Notes) to cancel the Put Option by paying a fee of two per cent. of the principal value of the then outstanding New Notes

If ACSL exercises its option to pay the fee of two per cent. to cancel the Put Option then, in relation to the holders of the New Notes that have not exercised their exchange rights prior to the date on which the Change of Control becomes effective, in circumstances in which it is likely that the ordinary share capital of Ashanti will cease to be listed on an international stock exchange, Ashanti shall be required either:

(i) (unless it has exercised its rights under (ii) below), to redeem, or procure redemption of, the New Notes, in whole but not in part, in cash in addition to the two per cent. fee at the highest of (1) 100 per cent. of the principal value of the then outstanding New Notes; (2) the value of the New Notes (less the two per cent. fee) on the date the Change of Control becomes effective calculated on the basis that they had been exchanged into Ashanti ordinary shares which are part of the transaction resulting in the Change of Control, such value as determined by an independent financial adviser but using the current market value of an ordinary share in the Offeror (as defined below) as at the date on which the Change of Control becomes effective; and (3) the current market value of the New Notes (less the two per cent. fee) as at the date of announcement of the terms of the transaction resulting in the Change of Control; or

(ii) in circumstances in which the transaction has resulted in Ashanti becoming a subsidiary of another company whose ordinary share capital is listed (the "Offeror"), to modify the New Indenture so that the Exchange Right of the New Notes shall following the change of control be amended so that the New Notes become exchangeable into the class and amount of ordinary shares (or their equivalent) of the Offeror receivable upon such Change of Control by a holder of the number of shares issuable upon Exchange of the Securities immediately prior to the effective date of the Change of Control. In such circumstances, if the transaction involved holders of ordinary shares in Ashanti receiving consideration other than ordinary shares in the Offeror, Ashanti shall procure that an independent financial advisor shall cause such other elements of the consideration per ordinary share to be valued and the number of ordinary shares in the Offeror into which the New Notes shall exchange shall be increased by an amount of ordinary shares equal to such value based on the current market value of an ordinary share in the Offeror as at the date on which the transaction became effective.

For the avoidance of doubt if the Noteholders do not exercise their one off Put Option and Ashanti does not exercise its option to pay the two per cent. fee, all rights under the New Indenture shall remain unaffected notwithstanding the Change of Control. For a New Note to be so repaid at the option of the holder of New Notes, ACSL must receive at the office or agency of ACSL maintained for that purpose in New York, New York such New Note with the form entitled "Option to Elect Repayment Upon a Change of Control" on the reverse thereof duly completed, together with such New Note duly endorsed for transfer, on or before the Repurchase Date (or if such Repurchase Date is not a New York Business Day, the immediately preceding New York Business Day). Such form of notice duly received shall be irrevocable and the holder of such New Note shall thereafter have no right to effect an Exchange of such New Note (unless ACSL defaults in making the payment due upon the Repurchase Date). All questions as to the validity, eligibility (including time of receipt) and acceptance of any New Note for repayment shall be determined by ACSL, whose determination shall be final and binding.

The term "Change of Control" means: (i) any circumstances where a Person, as defined in the New Indenture, (together with any Affiliates, as defined in the New Indenture, thereof) is or becomes the beneficial owner of more than 50 per cent. of the outstanding issued ordinary share capital of Ashanti or (ii) the occurrence of a transaction or series of connected transactions in which more than 50 per cent. of all of the then existing issued ordinary shares of no par value of Ashanti shall be exchanged for, converted into or acquired for ordinary shares, common stock or other securities of another Person (together with any Affiliates thereof) or any other property or security, provided, however, that a transaction or series of transactions where Ashanti becomes a subsidiary of a new holding company whose shareholders (and their proportional shareholdings) are substantially identical to those of Ashanti immediately prior to the transaction shall not constitute a Change of Control.

ACSL will comply with the requirements, to the extent applicable, of Rule 13e-4 under the US. Securities Exchange Act and other securities laws and regulations in connection with the redemption rights of the holders of New Notes in the event of a Change of Control.

11 Optional Redemption

The New Notes will not be redeemable by ACSL prior to four years after the Effective Date except as described below under "Redemption for Taxation Reasons". The New Notes are redeemable, in whole but not in part, by ACSL on any date on or after four years after the Effective Date and prior to 30 June, 2008 at the option of ACSL or Ashanti at a redemption price equal to 100 per cent. of the principal amount of such New Notes (the "Redemption Price") together with accrued and unpaid interest and Additional Amounts to the Redemption Date (as defined below).

ACSL shall give notice of any redemption of the New Notes by special notice given not less than 30 nor more than 60 days prior to the date fixed for redemption (the "Redemption Date"). Such notice shall state the aggregate principal amount of New Notes to be so redeemed.

Payment of the Redemption Price (together with interest and any Additional Amounts accrued to the Redemption Date) for a New Note for which a redemption notice has been given and not validly withdrawn is conditioned upon delivery of such New Note (together with necessary endorsements) to any Paying Agent at any time (whether prior to, on or after the Redemption Date) after delivery of such redemption notice. Payment of the Redemption Price for such New Note will be made promptly following the later of the Redemption Date or the time of delivery of such New Note. If the Paying Agent holds, in accordance with the terms of the New Indenture, cash sufficient to pay the Redemption Price of, and accrued interest and Additional Amounts on, such New Note on the Redemption Date, then, immediately after the Redemption Date, such New Note will cease to be outstanding and interest on such New Note will cease to accrue, whether or not such New Note is delivered to a Paying Agent, and all other rights of the holder of New Notes shall terminate (other than the right to receive the Redemption Price and accrued interest and any Additional Amounts upon delivery of the New Note).

No sinking fund is provided for the New Notes.

12 Payment of Additional Amounts

All payments of the principal of and interest on the New Notes and all payments in respect of the Guarantee by ACSL or Ashanti will be made without deduction or withholding for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of the Cayman Islands or Ghana, as the case may be, or any political subdivision or territory or possession thereof or therein (each, a "Taxing Jurisdiction"), unless the withholding or deduction of such taxes or duties is required by law or regulation or by the official interpretation thereof. In such event, ACSL or Ashanti, as the case may be, will pay to each holder of New Notes such additional amounts ("Additional Amounts") as may be necessary in order that each net payment on such New Note after such deduction or withholding will not be less than the amount provided for in such New Note to be then due and payable, provided, however, that the foregoing obligations to pay Additional Amounts will not apply to:

(a) any tax, assessment or other government charge that would not have been imposed but for (i) the existence of any present or former connection between the holder of New Notes or the beneficial owner of the New Note (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such holder of New Notes or beneficial owner, if such holder of New Notes or beneficial owner is an estate, trust, partnership or corporation) and the Taxing Jurisdiction imposing such tax, assessment or other governmental charge, other than the mere receipt of payments in respect of a New Note or the holding or ownership of a New Note or beneficial interest herein; or (ii) the presentation of a New Note (where presentation is required) for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

(b) any estate, inheritance, gift, sales, transfer, personal property or similar tax, assessment or other governmental charge;

(c) any tax, assessment or other governmental charge which is payable otherwise than by withholding from payments of (or in respect of) principal of, or any interest on, the New Notes;

(d) any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure to comply by the holder of New Notes or the beneficial owner of the New Note with a request of ACSL or Ashanti, addressed to the holder of New Notes (i) to provide information concerning the nationality, residence, identity or connection with a Taxing Jurisdiction of the holder of New Notes or such beneficial owner or (ii) to make any declaration or other similar claim to satisfy any information or reporting requirement, which in the case of (i) or (ii), is required or imposed by a statute, treaty, regulation or administrative practice of the Taxing Jurisdiction as a precondition to exemption from all or part of such tax, assessment, or other governmental charge; or

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(e) any combination of items (a), (b), (c) and (d) above,

nor shall Additional Amounts be paid with respect to any payment of principal or any interest on any New Note or any payment under the Guarantee to any holder of New Notes or beneficial owner that is a fiduciary or partnership or other than the sole beneficial owner of such New Note to the extent such payment would be required by the laws of a Taxing Jurisdiction to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to such Additional Amounts had it been a holder of New Notes.

Maples and Calder, Cayman Islands counsel to ACSL, has advised that no withholding tax is currently payable in connection with any payment made by ACSL in respect of the New Notes under the laws of the Cayman Islands. Tetteh & Co., Ghanaian counsel to Ashanti, has advised that no withholding tax is currently payable under the laws of Ghana in connection with any payment made by Ashanti in respect of the Guarantee or in respect of payments of principal of or interest on the loan of the proceeds of the New Notes by ACSL to the Ashanti.

13 Redemption for Taxation Reasons

The New Notes may be redeemed for cash, at the option of ACSL or Ashanti, in whole but not in part, at any time, upon ACSL giving not less than 30 nor more than 60 days notice to the holder of New Notes (which notice shall be irrevocable), at a redemption price equal to the principal amount thereof, together with accrued interest to the date fixed by ACSL for redemption (the "Tax Redemption Date") and any Additional Amounts, if ACSL determines and certifies to the Trustee immediately prior to the giving of such notice that, as a result of any change in, or amendment to, the laws or treaties (or any regulations or rulings promulgated thereunder) of any Taxing Jurisdiction affecting taxation, or any change in official position regarding the application or interpretation of such laws, treaties, regulations or rulings (including a holding, judgement, or order by a court of competent jurisdiction), which change, amendment, application or interpretation becomes effective on or after the date of this document, ACSL or Ashanti is, or on the next Interest Payment Date would be, required to pay any Additional Amounts which cannot be avoided by measures reasonably available to ACSL or Ashanti; provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which ACSL or Ashanti, as the case may be, would be obliged to make such withholding if a payment in respect of the New Notes or the Guarantee were then due. Prior to the publication and mailing of any notice of redemption of the New Notes pursuant to the foregoing, ACSL will deliver to the Trustee an opinion of an independent counsel of recognised standing to the effect that the circumstances referred to above exist. The Trustee shall accept such opinion as sufficient evidence of the satisfaction of the conditions precedent described above, in which event it shall be conclusive and binding on the holders of New Notes.

14 Events of Default

The occurrence and, other than (i), (ii) and (x) below, continuance of one or more of the following events shall constitute an Event of Default: (i) default, for 30 days, in the payment of Interest or Additional Amounts; (ii) default in payment of principal, either at maturity, upon redemption, by declaration or otherwise (and in certain instances defined in the New Indenture, the continuance of that default for 30 days); (iii) the Guarantee ceases to be in full force and effect, or Ashanti denies or disaffirms Ashanti's obligation under the Guarantee; (iv) failure to provide notice of a Change of Control, or to purchase or redeem the New Notes (including the payment of any Additional Amounts), as provided in the New Indenture; (v) failure of ACSL or Ashanti to perform in any material respect any other covenant, continued for 30 days after written notice by the Trustee or the holders of at least 25 per cent. in aggregate principal amount of the New Notes then outstanding; (vi) a default or defaults under any bond(s), debenture(s), note(s) or other evidence(s) of indebtedness of Ashanti or any subsidiary of Ashanti or under any mortgage(s), indenture(s), agreement(s) or instrument(s) under which there may be issued or borrowed or by which there may be secured or evidenced any indebtedness of Ashanti or any such subsidiary, provided that such indebtedness, individually or in the aggregate, has an aggregate principal amount then outstanding in excess of US$30million (or the equivalent thereof in other currency or other currency units); (vii) default in the performance by ACSL and Ashanti of their obligations regarding delivery of Shares or GDSs upon the exchange of the New Notes or the Ashanti's obligation not to terminate the Deposit Agreement, continued for ten days after written notice by the Trustee or the holders of at least 10 per cent. in aggregate principal amount of the New Notes then outstanding; (viii) a final decree declaring Ashanti or ACSL insolvent or bankrupt or approving a petition for composition or reorganisation of Ashanti or ACSL under the laws of Ghana or the Cayman Islands; (ix) Ashanti or any of its affiliates shall dispose of any or all of its interest in the Geita Mine prior to the first Change of Control without obtaining the prior written consent of holders of $66^2/_3$ per cent. in aggregate principal amount of the Notes and (x) Ashanti or ACSL shall institute proceedings seeking bankruptcy or seeking a decree of commencement of composition or reorganisation under the laws of Ghana or the Cayman Islands.

If an Event of Default occurs then in each and every such case (other than an Event of Default specified in subsection (ii), (vii) or (ix)), the Trustee at its discretion may, or at the direction or request of the holders of not less than 25 per cent. in aggregate principal amount of the New Notes then outstanding shall, by notice in writing to ACSL and Ashanti declare the principal amount of all the New Notes to be due and payable immediately, and upon any such declaration the same shall become immediately due and payable. If an Event of Default specified in subsection (viii) or (x) occurs, then the principal amount of the New Notes shall automatically, and without any declaration or other action on the part of the Trustee or any holder of the New Notes, become immediately due and payable. If an Event of Default specified in subsection (ix) occurs, ACSL shall redeem all (and not less than all) of the New Notes in cash on the date (or if such date is not a New York Business Day, the next succeeding New York Business Day) that is 30 calendar days after the date that the Trustee sends the holders of the New Notes notice of the Event of Default pursuant to Section 512 hereof at 102 per cent. of the principal amount of such New Notes together with accrued interest if any, on the redeemed New Notes to that date. The foregoing provisions, however, are subject to the condition that at any time after the principal of the New Notes shall have been so declared due and payable, and before any judgement or decree for the payment of the monies due shall have been obtained or entered as hereinafter provided either: (i) ACSL or Ashanti shall pay or shall deposit with the Trustee a sum sufficient to pay all matured interest upon all the New Notes and the principal of any and all New Notes which shall have become due otherwise than solely by acceleration (with interest upon such principal and, to the extent that payment of such interest is enforceable under applicable law, on overdue instalments of interest, at the same rate as the rate of interest specified on the New Notes, to the date of such payment or deposit) and such amount as shall be sufficient to cover reasonable compensation to the Trustee and each predecessor Trustee, their respective agents, attorneys and counsel, and all other expenses and liabilities incurred, and all advances made for expenses and legal fees, by the Trustee and each predecessor Trustee except as a result of negligence or bad faith, and if any and all Events of Default, other than the non-payment of the principal of New Notes which shall have become due solely by acceleration, shall have been cured, waived or otherwise remedied as provided herein, the holders of a $66^2/_3$ per cent. in aggregate principal amount of the New Notes then outstanding by written notice to ACSL, Ashanti and the Trustee, may on behalf of all the holders waive all defaults and rescind and annul such declaration and its consequences but no such waiver or rescission and annul shall impair any right consequent thereon. Actions by holders of New Notes pursuant to this provision need not be taken at a meeting pursuant to the provisions of Section 1401 regarding holders of New Notes meetings.

No holders of New Notes shall have any right by virtue of or by availing itself of any provision of the New Indenture or of the New Notes to institute any suit, action or proceeding in equity or at law upon or under or with respect to the New Indenture or the New Notes or for the appointment of a receiver or trustee, or for any other remedy under the New Indenture or under the New Notes, unless (i) such holder previously shall have given to the Trustee written notice of default and of the continuance thereof with respect to the New Notes, (ii) the holders of New Notes of not less than 25 per cent. in aggregate principal amount of the New Notes then outstanding shall have made written request upon the Trustee to institute such action, suit or proceeding in its own name as the Trustee and shall have offered to the Trustee such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred therein or thereby and (iii) the Trustee for 30 days after its receipt of such notice, request and offer of indemnity, shall have failed to institute any such action, suit or proceeding and no direction inconsistent with such written request shall have been given to the Trustee pursuant to the New Indenture. However, such limitations do not apply to a suit instituted by a holder of New Notes for enforcement of payment of principal of or interest on such New Note on or after the respective due dates expressed in such New Note or of the right to exchange such New Note in accordance with the New Indenture. The New Indenture will provide that, subject to certain qualifications, the holders of a majority in aggregate principal amount of the New Notes then outstanding may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee.

ACSL and Ashanti will be required to furnish to the Trustee annually a statement as to the performance by them of certain of their obligations under the New Indenture and as to any default in such performance.

15 **Limitation on Liens**

The New Indenture will provide that Ashanti will not, and will not permit any subsidiary to, at any time, create, incur, assume or suffer to subsist any mortgage, pledge, lien or charge of any kind ("Encumbrance"), on or over any property or assets of Ashanti or any subsidiary, securing Funded Debt of Ashanti or any subsidiary, without making effective provision whereby the Guarantee (together with, if Ashanti shall so determine, any other indebtedness or obligations then existing or thereafter created) shall be secured equally and ratably with (or prior to) any and all indebtedness and obligations thereby secured so long as such indebtedness and obligations shall be so secured; provided that these provisions shall not prohibit, prevent, restrict or apply to any of the following:

(a) any Encumbrance listed on an Annex to the New Indenture;

(b) any Encumbrance existing at the date of acquisition of any property or assets acquired after the date of execution of the Indenture by Ashanti or any subsidiary, to the extent that such Encumbrance secures Funded Debt existing at the date of that acquisition and until such Funded Debt is repaid substantially in accordance with its terms;

(c) (i) any Encumbrance on property or assets of, or on any shares in the share capital of, a corporation, as existing or created on the date on which such corporation becomes a subsidiary, (ii) any Encumbrance granted within six months after such date over any remaining shares, property or assets in that subsidiary (but only to the extent that it secures the Funded Debt obtained for the purpose of acquiring that subsidiary), or (iii) any Encumbrance created pursuant to an obligation then contained in such an existing Encumbrance and limited to property, assets or shares of such subsidiary or of any subsidiary of that subsidiary; in each case to the extent that such Encumbrance secures Funded Debt existing or created on the date that corporation becomes a subsidiary and until such Funded Debt is repaid substantially in accordance with its terms;

(d) any Encumbrance created at any time in connection with

  (i) the purchase or acquisition by Ashanti or any subsidiary (whether alone or in association with others) of any property (tangible or intangible), assets or shares, or any right or interest therein, acquired after the date of execution of the New Indenture, or

  (ii) the construction, reconstruction, extension, development or redevelopment by Ashanti or any subsidiary (whether alone or in association with others) of any industrial or commercial project,

and in each case given in relation thereto or over the output or production of such industrial or commercial project, or, if, in the opinion of the Board of Ashanti as evidenced by an Ashanti board resolution, necessary in order to permit an effective security interest to be given in relation thereto; provided that in all cases the Encumbrance does not secure a principal amount in excess of the aggregate amount of the purchase price or other consideration paid or payable therefor and the cost of such construction, reconstruction, extension, development or redevelopment, as the case may be;

(e) any Encumbrance in connection with

  (i) the financing of the exploration, drilling, assaying, development, establishment, construction, mining (whether by open cut or undergrond methods or otherwise), operation or expansion by Ashanti or any subsidiary (whether alone or in association with others) of; or

  (ii) the purchase or other acquisition by Ashanti or any subsidiary (whether alone or in association with others) of any right or interest in or in respect of

any mining prospect, mining property or mine or of any facilities associated therewith or ancillary thereto (whether owned by Ashanti or any subsidiary or not), including, without limitation, facilities for the processing of ores or minerals therefrom or the transportation or loading of such ores or minerals or products therefrom or other property or assets relating to the exploration, drilling, assaying, development, establishment, construction, mining, operation, marketing, hedging or expansion as aforesaid of, the mining prospect, mining property or mine or facilities, including, without limitation, (A) goodwill applicable thereto, (B) ores, minerals and other products therefrom, (C) proceeds of sale or other realization of such ores, minerals or products, (D) proceeds of loans secured by the Encumbrance and assets arising from the investment of such proceeds, and (E) any interest, investment or shareholding of Ashanti or a subsidiary in any company or venture established or dedicated to the purpose of holding and developing such property or assets or selling the production thereof; provided in each case that the Encumbrance extends only to any right or interest in or in respect of any such property or assets;

(f) Encumbrances over any property or assets of, or shares in, any of Ghanaian Australian Goldfields Limited, Ashanti Goldfields (Teberebie) Limited, Pioneer Goldfields Limited or Teberebie Goldfields Limited;

(g) any

(i) renewal or extension of any Encumbrance; or

(ii) Encumbrance granted in order to refinance the Funded Debt secured by an Encumbrance,

permitted by the preceding clauses (a), (b), (c), (d) or (e), including renewal, extension or refinancing of any such Encumbrance or Funded Debt by a subsidiary succeeding, upon liquidation or by acquisition, merger or consolidation, to substantially all of the assets of the corporation which had previously given such Encumbrance; provided that the maximum principal amount which is able to be secured is not increased, and that no additional security is given; *provided, further,* however, that if any Encumbrance permitted by the preceding clause (d) is renewed, extended or refinanced by a subsidiary succeeding, upon liquidation or by acquisition, merger or consolidation, to substantially all of the assets of the corporation which had previously given such Encumbrance and if, at the time of the renewal, extension or refinancing, such subsidiary had no substantial assets other than those previously owned by such corporation, the renewal, extension or refinancing may extend to all or any part of the property and assets, whether present or future, and/or shares in the share capital, of such subsidiary;

(h) any Encumbrance in connection with the financing of, or for the purpose of, the purchase, acquisition or construction of any one or more of land, buildings, plant and facilities, for the purpose of providing residences or living accommodation for Persons, whether or not employees of Ashanti, for whom Ashanti or any subsidiary considers it necessary or expedient to provide residences or living accommodation in areas where Ashanti or any subsidiary carries on business or operations and/or providing roads, sewerage, drainage, water supply, electricity, reticulation and other like services to those Persons or to their residences or living accommodation facilities, and in all cases given in relation to such land, buildings, plant and/or facilities;

(i) any Encumbrance on property or assets of any subsidiary to secure indebtedness owing by it to Ashanti or any other subsidiary; or

(j) in addition to any Encumbrances permitted by clauses (a), (b), (c), (d), (e) (f), (g), (h), and (i) above, any Encumbrance securing Funded Debt provided by one or more Persons, which is in aggregate not greater than $150,000,000 (excluding interest or other costs, but including any capitalized interest) at any time.

As used above "Funded Debt" means any indebtedness for borrowed money, whether incurred, assumed or guaranteed, which by its terms matures more than one year from the date of creation thereof, or which is extendible or renewable at the option of the obligor, in such manner that it may become payable more than one year after the date of creation thereof.

16 Limitation on Sale and Leaseback Transactions

The New Indenture will provide so long as any of the New Notes are outstanding, Ashanti shall not, and shall not permit any subsidiary to, enter into any arrangement with any bank, insurance company or other lender or investor (not including Ashanti or any subsidiary), or to which any such lender or investor is a party, providing for the leasing by Ashanti or any subsidiary for a period, including renewals, in excess of three years of any property (other than up to an aggregate of $25 million of mining assets) which is owned at the date hereof and has been owned by Ashanti or any subsidiary for more than six months and which has been or is to be sold or transferred by Ashanti or any subsidiary to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such property (herein referred to as a "sale and leaseback transaction") unless: (a) Ashanti or such subsidiary could create indebtedness secured by an Encumbrance on the property to be leased back in an amount equal to the indebtedness attributable to such sale and leaseback transaction without equally and rateable securing the Securities; and (b) Ashanti or such subsidiary, within one year after the sale or transfer shall have been made by Ashanti or such subsidiary, applies an amount equal to the greater of (i) the net proceeds of the sale of the property sold and leased back pursuant to such arrangement and (ii) the fair market value of the property so sold and leased back at the time of entering into such arrangement (as determined by the Board of Ashanti as evidenced by an Ashanti board resolution) to (A) the retirement of indebtedness for money borrowed, incurred or assumed by Ashanti or such Subsidiary which by its terms matures at, or is extendible or renewable at the option of the obligor to, a date more than 12 months after the date or incurring, assuming or guaranteeing such indebtedness or (B) investment in any property of Ashanti or such subsidiary.

17 Consolidation, Merger Sales and Assets

The New Indenture will provide that ACSL and Ashanti may, without the consent of the holders of New Notes, consolidate or amalgamate with, merge into or transfer its assets substantially as an entirety to, in the case of ACSL, a company organised in a jurisdiction outside the United States (or any state, territory or possession thereof) and, in the case of Ashanti, any corporation organised and existing under the laws of Ghana or any political subdivision thereof and resident for tax purposes therein, provided that the successor assumes ACSL's obligations on the New Notes and under the New Indenture or Ashanti's obligations on the Guarantee and under the New Indenture, as the case may be, and that certain other conditions are met. The New Indenture will further provide that if the company with which ACSL is consolidated or merged or to which ACSL's assets are transferred substantially as an entirety or all of ACSL's obligations on the New Notes and under the New Indenture are assigned (the "Successor Issuer") is not organised and existing under the laws of the Cayman Islands or any political subdivision thereof and resident for tax purposes therein, the term "Taxing Jurisdiction" shall be modified to include any nation, or any political subdivision or territory or possession thereof, under the laws of which the Successor Issuer is organised or in which the Successor Issuer is resident for tax purposes or under the laws of which withholding or deduction for or on account of any present or future taxes or duties of whatever nature is otherwise imposed or levied.

18 Modification and Waiver

Modifications and amendments of the New Indenture may be made by ACSL or Ashanti and the Trustee with the consent of the holders of not less than $66^2/_3$ per cent. in aggregate principal amount of the New Notes outstanding; provided, however, that no such modification or amendment may, without the consent of the holder of New Notes of each outstanding New Note affected thereby, (i) change the payment date of the principal of or any interest on, any New Notes, or reduce the principal amount of, or interest on, any New Notes, or change any obligations of ACSL or Ashanti to pay Additional Amounts, or change the place or currency (or other form) of payment of principal of, or interest, including Additional Amounts, if any, on, any New Notes, or impair the right to institute suit for the enforcement of any payment on or with respect to any New Notes, or adversely affect the right to exchange any New Notes into Shares, or (ii) reduce the percentage in principal amount of the New Notes, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver (of compliance with the provisions of this Indenture or defaults hereunder and their consequences) provided for in this New Indenture, or (iii) modify any of the provisions of this section, except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the holder of each outstanding New Notes affected thereby, or (iv) modify or affect in any manner adverse to the interests of the holders the terms and conditions of the obligations of Ashanti hereunder in respect of the due and punctual payment of the principal of the New Notes and interest thereon.

The New Indenture may also be modified or amended without the consent of the holders of New Notes (i) to evidence the succession of another Person to ACSL or Ashanti and the assumption by any such successor of the covenants of ACSL or Ashanti herein and in the Securities and to make provision with respect to the exchange rights of holders pursuant to the New Indenture; (ii) to convey, transfer, assign, mortgage or pledge to the Trustee as security for the New Notes any property or assets; (iii) to add to the covenants of ACSL or Ashanti further covenants, restrictions, conditions or provisions for the protection of the holders, and to make the occurrence, or the occurrence and continuance, of a default in any such additional covenants, restrictions, conditions or provisions an Event of Default permitting the enforcement of all or any of the several remedies provided in this New Indenture or in the New Notes as herein set forth; (iv) to cure any ambiguity or to cure, correct or supplement any provision contained herein or in the New Notes or in any supplemental indenture which may be defective or inconsistent with any other provision contained herein or in the New Notes or in any supplemental indenture; or to make such other provisions in regard to matters or questions arising under this Indenture, the New Notes or under any supplemental indenture in any manner necessary or desirable and which shall not adversely affect the interests of the holders in any material respect; (v) if, pursuant to a transaction or series of transactions Ashanti becomes a subsidiary of a new holding company whose shareholders (and their proportional shareholdings) are substantially identical to those of Ashanti immediately prior to the transaction, to provide that (i) the securities into which the Securities Exchange shall be securities in the new holding company on a basis which reflects the terms of the transaction pursuant to which the transaction took place, and (ii) the new holding company shall be added as an additional "Guarantor."; (vi) to reflect the exercise of any rights or obligations under Section 1110 or Article Thirteen of the New Indenture; and (vii) to give effect to any matters that have been approved under Article Fourteen of the New Indenture.

The holders of $66^2/_3$ per cent. in aggregate principal amount of the New Notes outstanding may waive compliance by ACSL with certain restrictive provisions of the New Indenture. The holders of a majority in aggregate principal amount of the outstanding New Notes may waive any past default under the New Indenture, except a default (i) in the payment of principal or interest or (ii) in respect of a covenant or provision of the New Indenture which cannot be modified or amended without the consent of the holder of each outstanding New Note.

19 Governing Law

The New Indenture, the New Notes and the Guarantee will be governed by and construed in accordance with the laws of the State of New York.

20 Consent to Service

The New Indenture will provide that ACSL and Ashanti each (i) irrevocably designates CT Corporation System as its authorised agent for service of process in any legal action or proceeding arising out of or relating to the New Indenture or the New Notes brought in any Federal or State court in the City of New York, (ii) irrevocably designates The Law Debenture Trust Corporation plc as its authorised agent for service of process in any legal action or proceeding arising out of or relating to the New Indenture or the New Notes brought in any superior court of England and Wales, and (iii) irrevocably submits to the non-exclusive jurisdiction of such courts.

21 Information Concerning the Trustee

The Bank of New York is the Trustee, Registrar, Share Custodian, and the current New York Paying Agent. Ashanti may maintain deposit accounts and conduct other banking transactions with the Trustee in the normal course of business.

PART XIII

PRINCIPAL DIFFERENCES BETWEEN THE NEW INDENTURE AND THE EXISTING INDENTURE

1 Exchange Price, Coupon and Maturity Date

The exchange price for the Existing Notes is currently US$27. This is as compared with an initial exchange price of US$5.75 for the New Notes.

The coupon on the Existing Notes is 5.5 per cent. as compared with 7.95 per cent. on the New Notes.

The Existing Notes mature on 15 March 2003 while the New Notes mature 30 June 2008, subject, in both cases, to early redemption.

2 Early Repayment Profile

Commencing 31 December 2003, Ashanti will make ten semi-annual repayments of US$12 million in principal amount of New Notes (with an option to redeem at par an additional US$12 million on each such repayment date) with the remainder of the principal amounts outstanding (if any) to be repaid on the Maturity Date. If any New Notes are exchanged prior to the relevant repayment date, the amount of any semi-annual repayment and any optional repayment will be reduced pro rata.

3 Negative Pledge

The negative pledge in the Existing Indenture contains carve-outs for encumbrances relating to, among others, facilities existing as at 28 February 1996 securing indebtedness of Ashanti or any subsidiary, property (or any right or interest in such property) acquired by a member of the Ashanti Group after 28 February 1996, and financings which are effectively project financings of certain assets.

The exceptions to the negative pledge in the New Indenture broadly follow the carve-outs in the Existing Indenture.

There are additional exceptions to the negative pledge in the New Indenture in respect of: (i) the assets of Ashanti Goldfields (Teberebie) Ltd, Pioneer Goldfields Ltd, Teberebie Goldfields Ltd and Ghanaian-Australian Goldfields Ltd., which were assets acquired by the Ashanti Group since 28 February 1996 and (ii) encumbrances listed in an annex to be attached thereto. The exception relating to project financing has been amended and clarified and a specific carve-out has been inserted for a maximum of US$150 million of group bank facilities.

4 Change of Control

The provisions of the Existing Indenture relating to a "Fundamental Change" (being defined therein, amongst other things, as the occurrence of any transaction or event in connection with which all, or a majority, of the shares listed on the NYSE, LSE and GSE are exchanged, converted or acquired) will not apply to the New Notes. This will be replaced with a "Change of Control" concept.

The change of control provisions in the New Indenture are summarised in paragraph 17 of Part XII of this document.

The New Indenture also contains an additional covenant under which Ashanti agrees not to dispose of its interest in the Geita Mine without the prior approval of the holders of the New Notes. If Ashanti does dispose of any of its interest in the Geita Mine in breach of this covenant, the New Notes then outstanding will be redeemed at 102 per cent. of the part value plus accrued but unpaid interest.

5 Meetings of Noteholders

If a meeting of holders of New Notes approves a resolution amending or modifying provisions in the New Indenture, the Trustee under the New Indenture is authorised, to amend or modify the terms of the New Indenture in accordance with the terms of the relevant resolution without requiring the further approval of any Noteholders. This was not possible in the Existing Indenture.

6 **Restrictions on Distributions**

While both the Existing Indenture and the New Indenture provide that certain distributions by Ashanti to its Shareholders will trigger an adjustment to the Exchange Price of the New Notes, one of the principal exceptions to this provision in the Existing Indenture has been amended in the New Indenture. Under the Existing Indenture, distributions paid out of consolidated cumulative net profits less any consolidated net losses (after taxation, but subject to other adjustment) attributable to the members of Ashanti for periods ending on or after 30 September 1995 (provided that consolidated cumulative net profits shall not exclude profit transferred from any reserve) would not trigger an Exchange Price adjustment. Under the New Indenture, in order not to trigger an Exchange Price adjustment under this same exception, the distribution must be declared after 31 December 2003, at the time ACSL has made a voluntary redemption under the New Indenture, and the value of the distribution must not exceed the aggregate value of: (i) the consolidated retained profits of the Ashanti Group in respect of accounting periods arising from 1 January 2002, plus (ii) aggregate depreciation and amortisation of the Ashanti Group since 1 January 2002, plus (iii) aggregate of any deferred tax of the Ashanti Group released to the profit and loss account since 1 January 2002, minus (iv) capital expenditure of the Ashanti Group incurred since 1 January 2002 in respect of Ashanti's mines (excluding that financed by borrowings from parties other than Ashanti or any of its subsidiaries), and minus (v) deferred hedging income in the accounts as at 31 December 2001, which is released in subsequent years, subject to a maximum of $65 million.

7 **Additional Points**

Ashanti has determined that the New Notes have terms substantially equivalent to the Existing Notes for the purposes of Rule 13e-3.

PART XIV

DESCRIPTION OF GLOBAL DEPOSITARY SECURITIES

1 Introduction

The following is a summary of certain provisions of the Deposit Agreement dated as of 14 March 1994, and amended and restated as of 21 February 1996 among Ashanti, the Bank of New York as depositary (the "GDS Depositary") and the owners and beneficial owners from time to time of GDRs issued thereunder. The term "Owner" shall mean the person in whose name a GDR is registered on the books of the GDS Depositary. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Deposit Agreement. Terms used in this summary and not otherwise defined in this document shall have the meanings set forth in the Deposit Agreement. Copies of the Deposit Agreement will be available for inspection at the Corporate Trust Office of the GDS Depositary, currently located at 101 Barclay Street, New York, New York 10286, and at the London office of The Bank of New York, the custodian and agent of the GDS Depositary (the "Custodian"), currently located at 48th Floor, One Canada Square London E14 5AL. The GDS Depositary's principal executive office is located at 48 Wall Street, New York, New York 10286.

2 Global Depositary Receipts

GDRs evidencing GDSs will be issuable by the GDS Depositary pursuant to the Deposit Agreement. Each GDR will evidence a specified number of GDSs and each GDS represents one Share, or evidence of the right to receive one Share. The Shares represented by the GDSs will be registered in the name of the GDS Depositary or its nominee, will be deposited with the Custodian and are, together with any additional Shares at any time deposited or deemed deposited under the Deposit Agreement and any other securities, cash or other property received by the GDS Depositary or the Custodian in respect or in lieu of such Shares, hereinafter referred to as "Deposited Securities". Only persons in whose names GDRs are registered on the books of the GDS Depositary as owners of GDRs will be treated by the GDS Depositary and Ashanti as owners of such GDRs.

The GDSs have been accepted in DTC's book-entry settlement system. The Master GDR has been issued to DTC and registered in the name of Cede & Co., as nominee of DTC, and is held by the GDS Depositary, as custodian for DTC. Cede & Co. is the holder of record of the Master GDR. Accordingly, each person owning a beneficial interest in the Master GDR must rely upon the procedures of the institutions having accounts with DTC ("participants"), including Euroclear and Clearstream, to exercise or be entitled to any rights of a Owner of GDRs. So long as the GDRs are traded through DTC's book-entry settlement system, or unless otherwise required by law, ownership of interests in the Master GDR will be shown on, and the transfer of that ownership will be effected only through, records maintained by (i) DTC or its nominees (with respect to participants' interests) or (ii) institutions that have accounts with DTC.

If DTC ceases to make its book-entry settlement system available for the GDRs, Ashanti will consult with the GDS Depositary regarding other arrangements for book-entry settlement. In the event that it is impracticable without undue effort or expense to continue to have the GDRs available in book-entry form, Ashanti will instruct the GDS Depositary to make available in physical, certificated form to all Owners of GDRs, with such modifications to the form of GDRs and the Deposit Agreement as Ashanti and the GDS Depositary may agree, subject to the terms of the Deposit Agreement.

3 Deposit, Transfer and Withdrawal

The GDS Depositary has agreed, subject to the terms and conditions of the Deposit Agreement, that upon delivery to the Custodian of Shares (or evidence of rights to receive Shares) and pursuant to appropriate instruments of transfer in a form satisfactory to the Custodian, the GDS Depositary will, upon payment of the fees, charges and taxes as provided in the Deposit Agreement, execute and deliver at its Corporate Trust Office to, or upon the written order of, the person or persons named in the notice of the Custodian delivered to the GDS Depositary or requested by the person depositing such Shares with the GDS Depositary, a GDR or GDRs, registered in the name or names of such person or persons, and evidencing any authorised number of GDSs requested by such person or persons.

The GDS Depositary will refuse to accept Shares for deposit whenever it is notified in writing that such deposit would result in any violation of applicable laws.

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Upon surrender at the Corporate Trust Office of the Depositary of a GDR for the purpose of withdrawal of the Deposited Securities represented by the GDSs evidenced by such GDR, and upon payment of the fees, governmental charges and taxes as provided in the Deposit Agreement, and subject to the terms and conditions of the Deposit Agreement, the Owner of such GDR will be entitled to delivery, to him or upon his order, as permitted by applicable law, of the Deposited Securities at the time represented by such GDS or GDSs evidenced by such GDR. The forwarding of share certificates, other securities, property, cash and other documents of title for such delivery will be at the risk and expense of the Owner or Beneficial Owner.

Neither the GDS Depositary nor the Custodian shall deliver in any manner Shares or otherwise permit such Shares to be withdrawn from the facilities created by the Deposit Agreement, except upon the receipt and cancellation of GDRs. Subject to the terms and conditions of the Deposit Agreement and any limitations established by the GDS Depositary and unless requested by Ashanti to cease doing so, the GDS Depositary may, however, deliver GDRs prior to the receipt of Shares (a "Pre-Release"), may deliver Shares upon the receipt and cancellation of GDRs which have been Pre-Released, whether or not such cancellation is prior to the termination of such Pre-Release or the GDS Depositary knows that such GDR has been Pre-Released, and may receive GDRs in lieu of Shares in satisfaction of a Pre-Release. Each Pre-Release must be (a) preceded or accompanied by a written representation and agreement from the person to whom the GDRs are to be delivered (the "Pre-Releasee") that the Pre-Releasee or its customer (i) owns the Shares or GDRs to be remitted, as the case may be, (ii) assigns all beneficial right, title and interest in such Shares or GDRs, as the case may be, to the GDS Depositary for the benefit of the Owners and (iii) will not take any action with respect to such Shares or GDRs, as the case may be, that is inconsistent with the transfer of beneficial ownership (including, without the consent of the GDS Depositary, disposing of such Shares or GDRs, as the case may be, other than in satisfaction of such Pre-Release), (b) at all times fully collateralised with cash, US government securities or such other collateral as the GDS Depositary determines, in good faith, will provide substantially similar liquidity and security, (c) terminable by the GDS Depositary on not more than five business days' notice and (d) subject to such further indemnities and credit regulations as the GDS Depositary deems appropriate. The GDS Depositary will set US dollar limits with respect to Pre-Release transactions to be entered into under the Deposit Agreement with any particular Pre-Releasee on a case-by-case basis as the GDS Depositary deems appropriate. For the purpose of enabling the GDS Depositary to fulfil its obligations to Owners under the Deposit Agreement, the collateral referred to in (b) above shall be held by the GDS Depositary as security for the performance of the Pre-Releasee's obligations to the GDS Depositary in connection with a Pre-Release transaction, including the Pre-Releasee's obligation to deliver Shares or GDRs upon termination of a Pre-Release transaction. The GDS Depositary will also limit the number of GDRs involved in such Pre-Release transactions so that Shares not deposited but represented by GDSs outstanding at any time as a result of Pre-Releases will not normally exceed thirty percent (30 percent) of the Shares deposited under the GDS Deposit Agreement, but the GDS Depositary reserves the right to disregard such limit from time to time as it deems reasonably appropriate and may, with the prior written consent of Ashanti, change such limit from time to time for purposes of general application. The GDS Depositary may retain for its own account any compensation received by it in connection with the foregoing.

4 Dividends, Other Distributions and Rights

Subject to any restrictions imposed by Ghanaian law, regulations or applicable permits, the GDS Depositary is required, as promptly as practicable, to convert or cause to be converted into US dollars, to the extent that in its judgement it can do so on a reasonable basis and can transfer the resulting US dollars to the United States, all cash dividends and other cash distributions denominated in a currency other than US dollars ("Foreign Currency") that it receives in respect of the Deposited Securities, and, as promptly as practicable, to distribute the resulting US dollar amount to the Owners entitled thereto, in proportion to the number of GDSs representing such Deposited Securities evidenced by GDRs held by them respectively. Such distribution may be made upon an averaged or other equitable and practicable basis without regard to any distinctions among Owners on account of exchange restrictions or the date of delivery of any GDR or GDRs or otherwise. The amount distributed will be reduced by any expenses of conversion into US dollars incurred by the GDS Depositary, any applicable fees due to the GDS Depositary as provided in the Deposit Agreement, and any amount on account of taxes to be withheld by Ashanti or the GDS Depositary. If the GDS Depositary determines that in its reasonable judgement any Foreign Currency received by it cannot be so converted and transferred, or if any approval or license of any government or agency thereof which is required for such conversion is denied or in the opinion of the GDS Depositary is not obtainable, or if any such approval or license is not obtained within a reasonable period as determined by the GDS Depositary, the GDS Depositary may distribute the Foreign Currency received by it to, or in its discretion hold such Foreign Currency uninvested and without liability for interest thereon for the respective accounts of, the Owners entitled to receive the same. If any such conversion of Foreign Currency, in whole or in part, cannot be effected for distribution to some of the Owners entitled thereto, the GDS Depositary may in its discretion make such conversion and distribution in US dollars to the extent permissible to the Owners entitled thereto, and may distribute the balance of the Foreign Currency received by it to, or hold such balance uninvested for the respective accounts of, the Owners entitled thereto.

If Ashanti declares a dividend in, or free distribution of, Shares, the GDS Depositary may, and will if Ashanti so requests, distribute, as promptly as practicable, to the Owners of outstanding GDRs entitled thereto, in proportion to the number of GDSs evidenced by the GDRs held by them respectively, additional GDRs evidencing an aggregate number of GDSs that represents the Shares received as such dividend or free distribution, subject to the terms and conditions of the Deposit Agreement with respect to the deposit of Shares and the issuance of GDSs evidenced by GDRs, including the withholding of any tax or other governmental charge and the payment of the fees of the GDS Depositary. The GDS Depositary may withhold any such distribution of GDRs if it has not received satisfactory assurances from Ashanti that such distribution does not require registration under the Securities Act or is exempt from registration under the provisions of the Securities Act. In lieu of delivering GDRs evidencing fractional GDSs in the event of any such dividend or free distribution, the GDS Depositary will sell the amount of Shares represented by the aggregate of such fractions and distribute the net proceeds of such sale in accordance with the Deposit Agreements. If additional GDRs are not so distributed, each GDS shall thenceforth also represent the additional Shares distributed with respect to the Deposited Securities represented thereby.

If Ashanti offers or causes to be offered to the holders of any GDS Deposited Securities any rights to subscribe for additional Shares or any rights of any other nature, the Depositary, after consultation with Ashanti to the extent practicable, will have discretion as to the procedure to be followed in making such rights available to any Owners or in disposing of such rights for the benefit of any Owners and making the net proceeds available in US dollars to such Owners, if by the terms of such rights offering or for any other reason, the GDS Depositary may not either make such rights available to any Owners or dispose of such rights and make the net proceeds available to such Owners, then the GDS Depositary shall allow the rights to lapse; provided, however, if at the time of the offering of any rights the GDS Depositary determines that it is lawful and feasible to make such rights available to all Owners, the GDS Depositary may, and if requested by Ashanti will, distribute to holder to whom it determines the distribution to be lawful and feasible, in proportion to the number of GDSs held by such holder, warrants or other instruments therefor in such form as it deems appropriate. If the GDS Depositary determines that it is not lawful and feasible to make such rights available to all or certain Owners, it may, and if requested by Ashanti, will use its best efforts that are reasonable in the circumstances to sell such rights, warrants or other instruments in proportion to the number of GDSs held by the Owners to whom it has determined it may not lawfully or feasibly make such rights available, and allocate the net proceeds of such sales for the account of such Owners otherwise entitled to such rights, warrants or other instruments, upon an averaged or other practical basis without regard to any distinctions among such Owners because of exchange restrictions or the date of delivery of any GDR or GDRs, or otherwise.

In circumstances in which rights would not otherwise be distributed, if any holder requests the distribution of warrants or other instruments in order to exercise the rights allocable to the GDSs of such holder, the GDS Depositary will make such rights available to such holder upon written notice from Ashanti to the GDS Depositary that (a) Ashanti has elected in its sole discretion to permit such rights to be exercised and (b) such holder has executed such documents as Ashanti has determined in its sole discretion are reasonably required under applicable law. Upon instruction pursuant to such warrants or other instruments to the GDS Depositary from such holder to exercise such rights, upon payment by such holder to the GDS Depositary for the account of such holder of an amount equal to the purchase price of the Shares to be received upon exercise of the rights, and upon payment of the fees of the GDS Depositary and any other charges as set forth in such warrants or other instruments, the GDS Depositary will, on behalf of such holder, exercise the rights and purchase the Shares, and Ashanti shall cause the Shares so purchased to be delivered to the GDS Depositary on behalf of such holder. As agent for such holder, the GDS Depositary will cause the Shares so purchased to be deposited, and will execute and deliver GDRs to such holder, pursuant to the Deposit Agreement.

The GDS Depositary will not offer rights to Owners unless both the rights and the securities to which such rights relate are either exempt from registration under the Securities Act with respect to a distribution to all Owners are registered under the provisions of such Act. If a holder requests the distribution of warrants or other instruments, notwithstanding that there has been no such registration under such Act, the GDS Depositary shall not effect such distribution unless it has received an opinion from recognised counsel in the US for Ashanti (upon which the GDS Depositary may rely) that such distribution to such holder is exempt from such registration. The GDS Depositary shall not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Owners in general or any holder in particular. Notwithstanding any terms of the Deposit Agreement to the contrary, Ashanti shall have no obligation to prepare and file a registration statement for any purpose.

Whenever the GDS Depositary shall receive any distribution other than cash, Shares or rights in respect of the Deposited Securities, the GDS Depositary will as promptly as practicable, cause the securities or property received by it to be distributed to the Owners entitled thereto, after deduction or upon payment of any fees and expenses of the GDS Depositary or any taxes or other governmental charges, in proportion to their holdings respectively, in any manner that the GDS Depositary may deem equitable and practicable for accomplishing such distribution; provided, however, that if in the opinion of the GDS Depositary such distribution cannot be made proportionately among the Owners entitled thereto, or if for any other reason (including, but not limited to, any requirement that Ashanti or the GDS Depositary withhold an amount on account of taxes or other governmental charges or that such securities must be registered under the Securities Act in order to be distributed) the GDS Depositary deems such distribution not to be feasible, the GDS Depositary may, after consultation with Ashanti to the extent practicable, adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution, including the sale (at public or private sale) of the securities or property thus received, or any part thereof, and the net proceeds of any such sale will be distributed by the GDS Depositary to the Owners entitled thereto as in the case of a distribution received in cash.

In connection with any distribution to Owners, Ashanti or its agent will remit to the appropriate governmental authority or agency in Ghana all amounts (if any) required to be withheld by Ashanti and owing to such authority or agency by Ashanti; and the GDS Depositary and the Custodian will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld and owing to such authority or agency by the GDS Depositary or Custodian. The GDS Depositary shall forward at the expense of Ashanti to Ashanti or its agent in a timely manner such information from its records as Ashanti may reasonably request to enable Ashanti or its agent to file necessary reports with governmental authorities or agencies. The GDS Depositary shall use reasonable efforts to make and maintain arrangements enabling Owners to receive any tax credits or other benefits (pursuant to treaty or otherwise) relating to dividend payments in respect of the GDSs, and Ashanti shall, to the extent reasonably practicable, provide the GDS Depositary with such tax receipts or other similar documents as the GDS Depositary may reasonably request to maintain such arrangements. If the GDS Depositary determines that any distribution of property (including Shares and rights to subscribe therefor) is subject to any tax or other governmental charge which the GDS Depositary is obligated to withhold, the GDS Depositary may dispose of all or a portion of such property in such amounts and in such manner as the GDS Depositary deems necessary and practicable to pay such taxes or charges, by public or private sale, and the GDS Depositary will distribute the net proceeds of any such sale after deduction of such taxes or charges to the Owners entitled thereto in proportion to the number of GDSs held by them respectively as in the case of a distribution received in cash.

Ashanti has agreed that in the event of any issuance or distribution of (i) additional Shares, (ii) rights to subscribe for Shares, (iii) securities convertible into or exchangeable for Shares, or (iv) rights to subscribe for any such securities, Ashanti will take all steps reasonably necessary to ensure that no violation by Ashanti or the GDS Depositary of the Securities Act will result from such issuance or distribution.

Upon any change, consolidation or other reclassification of Deposited Securities, or upon any recapitalisation, reorganisation, merger or consolidation or sale of assets affecting Ashanti or to which it is a party, any securities that shall be received by the GDS Depositary or Custodian in exchange for, in conversion of, or in respect of Deposited Securities will be treated as new Deposited Securities under the Deposit Agreement, and the GDSs shall thenceforth represent, in addition to the existing Deposited Securities, the right to receive the new Deposited Securities so received in exchange or conversion, unless additional GDRs are delivered pursuant to the following sentence. In any such case the GDS Depositary may and will, if Ashanti so requests, execute and deliver additional GDRs as in the case of a distribution in Shares, or call for the surrender of outstanding GDRs to be exchanged for New GDSs specifically describing such new Deposited Securities.

5 Record Dates

Whenever any cash dividend or other cash distribution shall become payable or any distribution other than cash shall be made, or whenever rights shall be issued with respect to the Deposited Securities, or whenever for any reason there is a change in the number of Shares that are represented by each GDS, or whenever the GDS Depositary shall receive notice of any meeting of holders of Shares or Deposited Securities the GDS Depositary will fix a record date (which shall be the same date as the corresponding date fixed by Ashanti or a different date fixed after consultation with Ashanti) (a) for the determination of the Owners who shall be entitled (i) to receive such dividend, distribution or rights, or the net proceeds of the sale thereof, or (ii) to give instructions for the exercise of voting rights at any such meeting, or (b) fixing the date on or after which each GDS will represent the changed number of Shares, all subject to the provisions of the Deposit Agreement.

6 Voting of Deposited Securities

Upon receipt of notice of any meeting of holders of Shares or other Deposited Securities, the Depositary will, if requested in writing by Ashanti as soon as practicable thereafter, mail to all Owners a notice containing (a) the information included in such notice of meeting received by the Depositary from Ashanti, and (b) a statement that the Owners as of the close of business on a specified record date will be entitled, subject to any applicable provision of Ghanaian law and of the Regulations and to the provisions of the Deposited Securities, to instruct the GDS Depositary as to the exercise of the voting rights, if any, pertaining to the Shares or other Deposited Securities represented by their respective GDRs. Upon the written request of any relevant Owner, received on or before the record date established by the GDS Depositary for such purpose, the GDS Depositary will endeavour, insofar as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities so represented in accordance with the instructions set forth in such request. The GDS Depositary will not vote the Shares or other Deposited Securities so represented other than in accordance with such instructions. There can be no assurance that the Owners generally or any Owner in particular will receive the notice described in this paragraph sufficiently prior to the date established by the GDS Depositary for the receipt of instructions to ensure that the GDS Depositary will in fact receive such instructions on or before such date.

7 Disclosure of Interests in and Limitation on Ownership of Deposited Securities

To the extent that provisions of or governing any Deposited Securities (including the Regulations or applicable law) require the disclosure of beneficial or other ownership of the Deposited Securities or limit such ownership, the GDS Depositary shall use its best efforts that are reasonable under the circumstances to comply with company instructions in respect of any such disclosure requirements, and the Owners and the Owners shall be required to comply with all such disclosure requirements and ownership limits.

8 Reports and Other Communications

The GDS Depositary will make available for inspection by Owners at its Corporate Trust Office any reports and communications, including any proxy soliciting material, received from Ashanti, which are both (a) received by the GDS Depositary as the holder of Deposited Securities and (b) made generally available to the holders of such Deposited Securities by Ashanti. The GDS Depositary will also send to the Owners copies of such reports and communications as are furnished by Ashanti to the GDS Depositary pursuant to the Deposit Agreement. Any such reports and communications, including any proxy soliciting material, furnished to the GDS Depositary by Ashanti will be furnished in English.

9 **Amendment and Termination of the Deposit Agreement**

The GDRs and the Deposit Agreement may at any time be amended by agreement between Ashanti and the GDS Depositary without the consent of the Owners or Beneficial Owners; provided, however, that any amendment that imposes or increases any fees or charges (other than taxes, other governmental charges, registration fees, delivery costs or other such expenses), or which otherwise prejudices any substantial existing right of Owners, will not take effect as to outstanding GDRs until the expiration of 30 days after notice of any such amendment has been given to the Owners of outstanding GDRs. Every such holder at the time any such amendment so becomes effective, will be deemed by continuing to hold his GDR or GDRs to consent and agree to such amendment and to be bound by the GDRs and the Deposit Agreement as amended thereby. In no event shall any amendment impair the right of any Holder of any GDR to surrender such GDR and receive therefor the Deposited Securities represented thereby except in order to comply with mandatory provisions of applicable law.

The GDS Depositary shall at any time at the direction of Ashanti terminate the Deposit Agreement by mailing notice of such termination to all Owners of GDRs then outstanding at least 30 days prior to the date fixed in such notice for such termination. The GDS Depositary may likewise terminate the Deposit Agreement by mailing notice of such termination to Ashanti and all Owners of GDRs then outstanding if, any time after 90 days have expired after the GDS Depositary shall have delivered to Ashanti a written notice of its election to resign, a successor depositary shall not have been appointed and accepted its appointment, in accordance with the terms of the Deposit Agreement. On and after the date of termination, the holder of a GDR will upon (a) surrender of such GDR at the Corporate Trust Office of the GDS Depositary, (b) payment of the fee of the GDS Depositary for the surrender of GDRs as provided in the Deposit Agreement and (c) payment of any applicable taxes or governmental charges, be entitled to delivery, to him or upon his order, of the amount of Deposited Securities represented by the GDSs evidenced by such GDR. If any GDRs remain outstanding after the date of termination of the Deposit Agreement, the GDS Depositary thereafter will discontinue the registration of transfers of GDRs, will suspend the distribution of dividends to the Owners thereof and will not given any further notices or perform any further acts under the Deposit Agreement, except the collection of dividends and other distributions pertaining to the Deposited Securities, the sale of rights and other property and the delivery of underlying Shares, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered GDRs (after deducting the fees and other expenses of the GDS Depositary set forth in the Deposit Agreement and any applicable taxes or governmental charges). At any time after the expiration of one year from the date of termination of the Deposit Agreement the GDS Depositary may sell the Deposited Securities then held thereunder and hold uninvested the net proceeds of such sale together with any other case held under the Deposit Agreement, unsegregated and without liability for interest, for the pro rata benefit of the Owners that have not theretofore surrendered their GDRs such thereupon becoming general creditors of the GDS Depositary with respect to such net proceeds and cash. After making such sale, the GDS Depositary will be discharged from all obligations under the Deposit Agreement, except to account for such net proceeds and other cash (after deducting the fees of the GDS Depositary and other expenses set forth in the Deposit Agreement and any applicable taxes or other governmental charges).

10 **Charges of the GDS Depositary**

The Depositary will charge any party depositing (other than in respect of the initial deposit in connection with an exchange offering) or withdrawing Shares or any party surrendering GDRs or to whom GDRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by Ashanti or an exchange of stock regarding the GDRs or Deposited Securities or a distribution of GDRs pursuant to the Deposit Agreement) where applicable: (1) taxes and other governmental charges; (2) such registration fees as may from time to time be in effect for the registration of transfers of Shares generally on any share register of Ashanti (or the appointed agent of Ashanti for transfer and registration of Shares) and applicable to transfers of Shares to the name of the GDS Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals; (3) such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement to be at the expense of persons depositing Shares or Owners; (4) such expenses as are incurred by the GDS Depositary in the conversion of Foreign Currency pursuant to the Deposit Agreement; (5) a fee not in excess of US$5.00 per 100 GDSs (or portion thereof) for the execution and delivery or surrender of GDRs pursuant to the Deposit Agreement; (6) a fee not in excess of $0.02 per GDS for any cash distribution made pursuant to the Deposit Agreement; and (7) a fee for the distribution of proceeds of sales of securities or rights pursuant to the Deposit Agreement, such fee (which may be deducted from such proceeds) being in an amount equal to the lesser of (i) the fee for the issuance of Owners of securities or Shares received in exercise of rights distributed to them pursuant to the GDRs, but which securities or rights are instead sold by the GDS Depositary and the net proceeds distributed and (ii) the amount of such proceeds.

11 Liability of Owners for Taxes

If any tax or other governmental charge shall become payable by the Custodian or the GDS Depositary with respect to any GDR or any Deposited Securities represented by the GDSs evidenced by such GDR, such tax or other governmental charge will be payable by the holder of such GDR to the GDS Depositary. The GDS Depositary may refuse to effect registration of transfer of such GDR or to permit any transfer and any withdrawal of Deposited Securities underlying such GDR until such payment is made and may withhold any dividends or other distributions in respect of any Deposited Securities or may sell for the account of the holder thereof any part or all of the Deposited Securities underlying such GDR and may apply such dividends, distributions, or the proceeds of any such sale to pay any such tax or other governmental charge and the holder of such GDR shall remain liable for any deficiency.

12 General

Neither the GDS Depositary nor Ashanti nor any of their respective directors, employees, agents or affiliates will be liable to any Owner or Beneficial Owner if by reason of any provision of any present or future law or regulation of the United States, Ghana or any other country, or of any governmental or regulatory authority or stock exchange, or by reason of any provision, present or future, of the Regulations, or by reason of any provision of any securities issued or distributed by Ashanti , or any offering or distribution thereof, or by reason of any act of God or war or other circumstances beyond its control, the GDS Depositary or Ashanti or any of their respective directors, employees, agents or affiliates shall be prevented, delayed or forbidden from, or be subject to any civil or criminal penalty on account of, doing or performing any act or thing which by the terms of the Deposit Agreement or the Deposited Securities it is provided shall be done or performed; nor will the GDS Depositary or Ashanti incur any liability to any Owner or Beneficial Owner by reason of any non-performance or delay, caused for any of the reasons specified above, in the performance of any act or thing which by the terms of the Deposit Agreement it is provided shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for under the Deposit Agreement. In the event that Ashanti makes a distribution (of whatever nature) and by virtue of applicable law or for any other reason, such distribution cannot be made available to Owners and the GDS Depositary is unable to dispose of such distribution on behalf of, and to make the net proceeds of such disposal available to, such Owners, then the GDS Depositary shall not make such distribution, in accordance with the terms of the Deposit Agreement, and shall, where such distribution comprises rights, allow such rights to lapse.

The obligations of Ashanti and the GDS Depositary under the Deposit Agreement are limited to performing the obligations specifically set forth therein without negligence or bad faith in the performance of their respective obligations specified therein.

The GDRs are transferable on the books of the GDS Depositary, provided that the GDS Depositary may, after consultation with Ashanti to the extent practicable, close the transfer books at any time or from time to time when deemed expedient by it in connection with the performance of its duties or at the request of Ashanti. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any GDR or withdrawal of any Deposited Securities, the GDS Depositary or the Custodian may require payment from the person presenting the GDR or the depositor of Shares of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax or charge or fee with respect to Shares being deposited or withdrawn) and payment of any applicable fees payable by the Owners or Beneficial Owners. The GDS Depositary may refuse to deliver GDRs, to register the transfer of any GDR or to make any distribution on, or related to, Shares until it has received such proof of citizenship or residence, exchange control approval or other information as it may deem necessary or proper. The GDS Depositary shall from time to time advise Ashanti of the availability of any such proofs, certificates or other information and shall provide copies thereof to Ashanti as promptly as practicable upon request from Ashanti, unless such disclosure is prohibited by any applicable law. The delivery, transfer and surrender of GDRs generally may be suspended during any period when the transfer books of the GDS Depositary, Ashanti or the Foreign Registrar are closed or if any such action is deemed necessary or advisable by the GDS Depositary or Ashanti, at any time or from time to time. The surrender of outstanding GDRs and withdrawal of Deposited Securities may not be suspended subject only to (i) temporary delays caused by closing the transfer books of the GDS Depositary or Ashanti or the deposit of Shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes and similar charges, (iii) compliance with any US or foreign laws or governmental regulations relating to the GDRs or to the withdrawal of the Deposited Securities or (iv) any other reason that may at any time be specified in paragraph 1(A) (1) of the General Instructions to Form F-6, as from time to time in effect, or any successor provision thereto.

The GDS Depositary will keep books, at its transfer office in The City of New York (currently at 101 Barclay Street, New York, New York 10286), for the registration, surrender and registration of transfers of GDRs, which at all reasonable times will be open for inspection by the Owners, provided that such inspection shall not be for the purpose of communicating with Owners in the interest of a business or object other than the business of Ashanti or a mater related to the Deposit Agreement or the GDRs.

The GDS Depositary may, after consultation with Ashanti, appoint one or more co-transfer agents for the purpose of effecting transfers, combinations and split-ups of GDRs at designated transfer offices on behalf of the GDS Depositary. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by Owners or persons entitled to GDRs and will be entitled to protection and indemnity to the same extent as the GDS Depositary.

13 Governing Law

The Deposit Agreement and the GDRs will be governed by the laws of the State of New York.

PART XV

GLOBAL CLEARANCE AND SETTLEMENT

Although DTC, Euroclear and Clearstream have agreed to the procedures provided below in order to facilitate transfers of New Notes among participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or continue to perform such procedures and such procedures may be modified or discontinued at any time. ACSL, Ashanti and the Trustee will not have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Information Concerning DTC, Euroclear and Clearstream

With respect to DTC: DTC is a limited purpose trust company organised under the New York Banking Law, a "banking organisation" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organisations, some of whom (and/or their representatives) own DTC. Access to the DTC book-entry system also is available to others such as banks, brokers-dealers and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly.

Euroclear and Clearstream have advised us that each holds securities for their participants and facilitates the clearance and settlement of securities transactions by electronic book-entry transfer among their respective participants, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities.

Euroclear and Clearstream each provide various services, including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Each also deals with domestic securities markets in several countries through established depository and custodial relationships. The respective systems of Euroclear and Clearstream have established an electronic bridge between their two systems across which their respective participants may settle trades with each other.

Participants in both Euroclear and Clearstream are world-wide financial institutions, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to both Euroclear or Clearstream is available to other institutions that clear through or maintain a custodial relationship with a participant of either system.

A participant's overall contractual relations with either Euroclear or Clearstream are governed by the respective rules and operating procedures of Euroclear or Clearstream and any applicable laws. Both Euroclear and Clearstream act under such rules and operating procedures only on behalf of their respective participants and have no record of or relationship with persons holding through their respective participants.

Because DTC, Euroclear and Clearstream can act only on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of an owner of a book-entry interest to pledge such interest to such persons or entities that do not participate in the DTC, Euroclear or Clearstream systems, or otherwise take action in respect of such interest, may be limited by the lack of a definitive certificate for such interest. In addition, beneficial owners of book-entry interests through the DTC system will receive distributions attributable to the New Notes only through DTC participants and beneficial owners of book-entry interests through Euroclear or Clearstream will receive distributions attributable to the New Notes only through Euroclear or Clearstream participants.

It is understood that under existing industry practices, if any of Ashanti or ACSL or the trustee requests any action of holders of New Notes or if an owner of a book-entry interest desires to give instructions or to take any action that a holder is entitled to give or take under the indenture, Euroclear, Clearstream or DTC, as the case may be, would authorise their respective participants owning the relevant book entry interest to give instructions or take such action, and such participants would authorise indirect participants to give instructions or take such action or would otherwise act upon the instruction of such indirect participants.

Settlement Upon Exchange or Redemption

Exchanges of the New Notes will not be processed through DTC, Euroclear or Clearstream. See paragraph 8 Part XVII for information regarding trading and settlement of the Shares and the GDSs.

PART XVI

GLOSSARY OF MINING TERMS

adit	a tunnel driven horizontally into a mountainside providing access to an ore deposit
BIOX®	Gencor's registered name for its bio-oxidation leaching process
bio-oxidation	the use of bacterial activity to oxidise sulphide minerals
carbon-in-leach (CIL) process	a modification of CIP whereby carbon is added directly into the slurry during leaching as opposed to CIP where carbon is added after leaching is complete
carbon-in-pulp (CIP) process	a process used to recover dissolved gold from a cyanide leach slurry. Coarse activated carbon particles are moved counter-current to the slurry, absorbing the gold as it passes through the circuit. Loaded carbon is removed from the slurry by screening. The gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis or by zinc precipitation
cash operating cost	a measure of the average cost of producing an ounce of gold, calculated by dividing the total working costs in a period by the total gold production over the same period. Working costs represent total operating costs less royalties and depreciation and are before corporate administration and exploration costs
committed ounces	with regard to hedging, committed ounces represent future obligations of Ashanti to deliver gold at a pre-agreed maximum price. This includes obligations arising from sold call options and forward contracts. Sold call options are netted against bought call options in calculating committed ounces. Committed ounces therefore totals net call options and forward sales
contained ounces	represents ounces in the ground with reduction due to mining loss and dilution but before metallurgical losses
cyanide leaching	the extraction of a precious metal from an ore by its dissolution in a cyanide solution
decline	an inclined underground access way
delta	delta is the change in the price of a derivative instrument as the price of the underlying asset changes. Delta can practically be interpreted as the amount of gold that would need to be bought (negative delta) or sold (positive delta) in order to neutralise the change in the mark-to-market value of the hedge book for a small change in the price of gold; this number can be used to calculate the approximate change in the mark-to-market price of the hedge book for a given change in the price of gold (assuming no other changes in the other factors, such as volatility, lease and interest rates, that influence the mark-to-market value of the hedge book).
diamond drilling or core drilling	a drilling method, where the rock is cut with a diamond bit, usually to extract cores
dilution	waste which is commingled with ore in the mining process
enterprise risk	the entity as a whole is exposed to price or rate risk as future cash flows or fair values will change as the underlying prices or rates change. A hedging instrument should reduce enterprise risk to qualify for hedge accounting. In general, a hedging instrument reduces enterprise risk if it reduces the losses, and in certain circumstances, gains, attributable to changes in the price of assets,

	liabilities, committed transactions, and hedgeable anticipated transactions that are related economically to the index underlying the hedging instrument
feasibility study	a detailed technical and economic analysis of the viability of a project covering all aspects from geology, environmental and legal matters to mining, processing and operations
flotation	a recovery process by which valuable minerals are separated from waste to produce a concentrate. Selected minerals are induced to become attached to air bubbles and to float
forward sales	the sale of a commodity for delivery at a specified future date and price
geochemical sampling	samples of soils, stream sediments or rock chips taken to determine the quantities of trace and minor elements
gold lease rate swaps	a gold lease rate swap is a contract whereby Ashanti and its counterparty select a notional amount of gold, and thereafter over the life of the contract one party pays a fixed gold lease rate based upon that amount of gold and the other party pays a floating gold lease rate based on the same amount of gold. The Gold Lease Rate is the deposit or borrowing rate for gold
gold rho	gold rho is the change in the price of a gold derivative instrument as the gold interest rate changes
gold vega	gold vega is the change in the price of a volatility based derivative instrument as the volatility of gold changes
grade	the relative quality or percentage of ore metal content
heap leaching	a low-cost technique for extracting metals from ore by percolating leaching solutions through heaps of ore placed on impervious pads. Generally used on low-grade ores
mark-to-market	the mark-to-market of a hedge portfolio is the estimated value of the hedge portfolio at a specific point in time. The calculation of the mark-to-market involves the present value of cash flows and valuations of all instruments in the hedge portfolio at the current relevant market rates. Mark-to-market varies according to the market rates and valuation model used in the calculation. Mark-to-market is influenced by market rate assumptions
milling/mill	the comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where the gold is separated from the ore
mineralised zone	any mass of host rock in which minerals, at least one of which has commercial value occur
mtpa	million tonnes per annum
open pit/open cut	surface mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the orebody
ore	material that contains one or more minerals, at least one of which has commercial value and which can be recovered at a profit
orebody	a continuous well defined mass of material of sufficient ore content to make extraction economically feasible
oxide	that portion of a mineral deposit within which sulphide minerals have been oxidised, usually by surface weathering processes
pre-stripping	removal of overburden in advance of beginning operations to remove ore in an open pit operation

probable ore reserve	reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation
prospect	a mineral deposit with insufficient data available on the mineralisation to determine if it is economically recoverable, but warranting further investigation
prospecting licence	an area for which permission to explore has been granted
protected ounces	with regard to hedging protected ounces represent future sales of gold for which the future price has either been fixed with a forward contract or where Ashanti has ensured a minimum sales price through its net bought option position. The net bought put option position is the net of purchased put options and sold put options. Protected ounces therefore totals net bought put options combined with forward sales
proven ore reserve	reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/ or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size shape, depth and mineral content of reserves are well-established
reclamation	the process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use
recovery	a term used to indicate the proportion of valuable material obtained during the mining or processing of an ore. The recovery is generally expressed as a percentage of the material recovered compared to the total material present
reverse circulation drilling	a drilling method employing double walled drill rods. The drilling fluid (usually air or water) is pushed down the annulus between the rods. The cuttings are blown up the middle
spot price	the current price of a metal for immediate delivery
stope	the underground excavation from which ore is extracted
strike length	horizontal distance along the direction that a structural surface takes as it intersects the horizontal
stripping	the process of removing overburden to expose ore
strip ratio	the ratio of overburden and segregable waste to ore in an open pit operation
sulphide	a mineral characterised by the linkages of sulphur with a metal or semi-metal, iron sulphide. Also a zone in which sulphide minerals occur
tailings	the waste material from ore after the economically recoverable metals or minerals have been extracted. Changes in the metal prices and improvements in technology can sometimes make the tailings economic to reprocess at a later date
theta	the change in the mark-to-market value of a derivative based investment or hedge book as a result of a one day passage of time, with all other market factors remaining the same
transaction risk	the risk of an increase or decrease in price or cash flows relating to a particular asset, liability, or committed or anticipated

transaction. Transaction risk is reduced by a hedging transaction if an instrument used is expected to offset the risk of such increase or decrease on the hedged item, regardless of the impact on the enterprise as a whole

trenching — making elongated open-air excavations for the purposes of mapping and sampling

US rho — US rho is the change in the price of a derivative instrument as the US interest rate

waste — rock lacking sufficient grade and/or other characteristics of ore to be economic

Metric Conversion

1 tonne	= 1 t	= 1.10231 tons
1 gramme	= 1 g	= 0.03215 ounces
1 gramme per tonne	= 1 g/t	= 0.02917 ounces per ton
1 hectare	= 1 ha	= 2.47105 acres
1 kilometre	= 1 km	= 0.621371 miles
1 metre	= 1 m	= 3.28084 feet

All tons are short tons of 2,000 pounds
All ounces are troy ounces

PART XVII

ADDITIONAL INFORMATION ON THE ASHANTI GROUP

1 Incorporation

Ashanti

1.1 Ashanti was established pursuant to the Mining Operations (Government Participation) Decree, 1972 (N.R.C.D. 132) (the "1972 Decree") with the name Ashanti Goldfields (Ghana) Corporation Limited to take over with effect from 1 October 1972 the assets, business, objects and functions in Ghana formerly carried on by an English company formerly named Ashanti Goldfields Corporation Limited. By the Mining Operations (Government Participation) (Amendment) Decree, 1973 (N.R.C.D. 206) the name of Ashanti was changed to Ashanti Goldfields Corporation (Ghana) Limited.

1.2 Ashanti was incorporated in Ghana under the Companies Code on 19 August 1974 as a private company limited by shares with registration number 7094.

1.3 By the Mining Operations (Government Participation) (Repeal) Act, 1993 (Act 465) (the "1993 Act") the 1972 Decree (as amended) was repealed but the 1993 Act specifically provided for Ashanti to continue to exist as a private company incorporated under the Companies Code.

1.4 Ashanti changed its name to Ashanti Goldfields Company Limited on 31 January 1994 and became a public company limited by shares on 5 March, 1994.

1.5 The businesses which Ashanti is authorised to carry on, which include the business of mining and related activities, are set out in regulation 2 of the Regulations. Pursuant to the Companies Code, Ashanti has, in order to carry out its authorised businesses, all the powers of a natural person of full capacity except as otherwise expressly provided in the Regulations.

ACSL

1.6 See Part IX of this document.

2 Share capital

2.1 The following table shows the authorised and issued share capital of Ashanti as at 14 May 2002 is:

Authorised	
200,000,000 ordinary shares of no par value	200,000,000
1 special rights redeemable preference share of no par value	1
	200,000,001
Allotted and fully paid	
ordinary shares of no par value in issue	112,714,222
1 special rights redeemable preference share of no par value	1
	112,714,223

The shares which have been issued are all fully paid. 559,405 Ordinary Shares are currently held in treasury and available for re-issue.

2.2 By a special resolution to be proposed at the Extraordinary General Meeting of Ashanti to be held on 28 June 2002 the Regulations of Ashanti are proposed to be amended so as to increase the authorised share capital of Ashanti from 200,000,000 Ordinary Shares of no par value to 250,000,000 Ordinary Shares of no par value by the creation of 50,000,000 Ordinary Shares of no par value;

2.3 Under the Companies Code, existing shareholders of Ashanti have a preferential right to subscribe for further issues of shares, other than treasury shares, unless otherwise approved by Ashanti in general meeting. The shareholders' preferential rights in respect of issues of shares is proposed to be disapplied to the extent of the authority referred to in paragraph 2.4(b)(i) and

(ii) below. This authority only extends to the issue of additional Ordinary Shares, rather than any other class of shares.

2.4 By an ordinary resolution (the "Restructuring Resolution") to be proposed at the Extraordinary General Meeting of Ashanti to be held on 28 June 2002:

(a) the restructuring of the Existing Notes issued by Ashanti Capital and guaranteed by Ashanti on the terms contained in the Circular is to be approved;

(b) the Directors are to be generally and unconditionally authorised pursuant to section 202(1) of the Companies Code to exercise all the powers of Ashanti to allot and issue (i) 14,768,310 Ordinary Shares of no par value in consideration for the transfer to Ashanti, or as it shall direct, of the Existing Notes pursuant to the Proposed Restructuring; (ii) Ordinary Shares pursuant to the exchange of the New Notes; (iii) 800,000 Ordinary Shares to Close Brothers; and (iv) in addition up to 42,333,235 new Ordinary Shares, in each case without offering such shares to existing Shareholders in accordance with the provisions of sub-paragraph (b) of section 202(1) of the Companies Code PROVIDED that the authority in (iv) be limited so that:

(i) otherwise than pursuant to a rights issue or similar offer where shares or other securities are offered to Shareholders and such holders of other securities of Ashanti as the Directors may determine on a fixed record date in proportion (as nearly as may be) to their then holdings of securities or in accordance with rights attached thereto (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions, obligations or practical problems arising from such or under the laws of the requirements of any territory or any recognised regulatory body or stock exchange or otherwise howsoever) the aggregate number of Shares to be issued for cash by the Directors pursuant to the authority contained in this paragraph (b) shall not in aggregate exceed 6,414,126 Ordinary Shares; and

(ii) this authority (unless previously revoked or renewed) shall expire on 27 September 2003 or the conclusion of the Annual General Meeting of Ashanti in 2003 (whichever is the earlier), save that Ashanti may before such expiry make an offer or agreement which would or might require shares to be allotted after such expiry and the Directors may allot and issue shares in pursuance of such offer or agreement as if the said authority had not expired.

2.5 By and pursuant to a special resolution passed at the Annual General Meeting of Ashanti held on 25 April 2001, Ashanti was unconditionally authorised to make market or off market purchases of Ordinary Shares on the following terms:

2.5.1 to an aggregate of 12,000,000 Ordinary Shares;

2.5.2 at a price per Share (exclusive of expenses) of not more than 5 per cent. above the average of the respective middle market quotations for the Shares as derived from the Daily Official List of the LSE for the five business days before the date of purchase; and

2.5.3 such authority (unless previously revoked or renewed) shall expire on 28 May 2002;

2.5.4 save that Ashanti may, before such expiry (referred to in paragraph 2.5.3 above), enter into a contract to purchase Shares which would or might required to be executed wholly or partly after such expiry and may make a purchase of Shares pursuant to such contract if the said authority had not expired. An equivalent authority is to be proposed at the Annual General Meeting of Ashanti to be held on 28 May 2002.

2.6 Immediately following the Scheme becoming effective, assuming no exercise of options outstanding or vesting of awards under any of the Option Schemes, the Restricted Share Scheme, the BCIP and the Plan (as defined in paragraph 3 of this Part below), it is expected that the authorised and issued share capital of Ashanti will be as follows:

	Authorised	Issued
ordinary shares	250,000,000	128,282,532
special rights redeemable preference share	1	1

2.7 The 559,405 Ordinary Shares held in treasury and available for reissue do not qualify for dividends nor do they have voting rights. Ashanti reserves the right to issue treasury shares pursuant to the Proposed Restructuring.

2.8 In February 1996, the Ashanti Group raised US$250 million through an issue by Ashanti Capital of seven year $5\frac{1}{2}$ per cent. Exchangeable Guaranteed Notes listed on the NYSE and LSE. The holders of the Existing Notes have the option of exchanging the Existing Notes for Ordinary Shares at an exchange price of US$27 per share (subject to adjustment). The Existing Notes may be redeemed by Ashanti in whole at par at any time after 15 March 2000 and will mature on 15 March 2003, unless exchanged or redeemed earlier. As at 14 May 2002 (the latest practicable date before the publication of this document), Ashanti had purchased approximately US$31.4 million of the Existing Notes which remain uncancelled. The exchange rights of the US$218,571,000 Existing Notes (i.e. excluding those repurchased by Ashanti) could give rise to the issue of up to 8,096,296 Ordinary Shares (assuming full exchange of all outstanding Existing Notes at an exchange price of US$27 per share). The Exchange Rights in relation to Existing Notes will cease to apply once the Scheme becomes effective.

2.9 In November 1999, pursuant to an agreement with Ashanti's Hedge Counterparties as subsequently amended in February 2000, a wholly-owned subsidiary, Ashanti Warrants Limited, issued unlisted warrants to subscribe for mandatorily exchangeable securities under which the securityholders have the option of converting the securities into Ordinary Shares at any time at a conversion price of US$3 per Share (the "Warrants"). The Warrants were issued in three equal tranches at any time with expiry dates for each tranche of 28 April 2004, 28 October 2004 and 28 April 2005. As at 14 May 2002 (the latest practicable date before publication of this document), the conversion rights of the warrants could give rise to the issue of up to 19,835,001 Ordinary Shares.

2.10 As at 31 December 2001, of the options granted to directors and staff 8,296,772 shares remained outstanding. As part of the review of Ashanti's remuneration arrangements conducted prior to the Annual General Meeting on 25 April 2001, option holders were invited to cancel all outstanding options voluntarily. The proposal was made on the basis that for every 10 shares currently under option a new option would be granted over three shares with exercise prices equal to the prevailing market price at the date of grant. In the case of executive directors and certain members of Ashanti's senior management, their outstanding "underwater" options were required to be surrendered in order to receive any further awards under Ashanti's long-term incentive plans. Options over 5,364,485 shares in respect of other Senior Management and over 508,050 shares in respect of executive directors were cancelled in accordance with the invitation, 2,189,787 options were lapsed.

2.11 As at 14 May 2002 (the latest practicable date before the publication of this document), options granted to acquire 2,831,850 Ordinary Shares were outstanding in respect of the AGC Senior Management Share Option Scheme exercisable at US$1.66, US$2.29 and US$2.55 per share up to 2011.

If all of the options were exercisable and were exercised an additional 2,831,850 Ordinary Shares would be issued pursuant thereto. The optionholders will not be entitled to exercise their options early upon the Scheme becoming effective. Furthermore, it is unlikely that the options will be adjusted once the Scheme becomes effective. Adjustments following a variation in Ashanti's share capital are not automatic and would only be made if fair and reasonable.

Following the cancellation and re-grant of options described above, the table below sets out the maximum number of Ordinary Shares under option under the AGC Senior Management Share Option Scheme as at 14 May 2002 (the latest practicable date before publication of this document). The options under the scheme below were granted for nil consideration:

Period of exercise	Option Price US$	Number of Ordinary Shares
13 July 2003 – 12 July 2010	1.66	40,000
28 August 2003 – 27 August 2010	2.55	50,000
3 May 2004 – 2 May 2011 (Replacement Options)	2.29	1,761,760
3 May 2004 – 2 May 2011	2.29	980,090

All options granted on 3 May 2001 were granted with exercise prices of US$2.29. They ordinarily become exercisable on 3 May 2004 and lapse on 2 May 2011.

2.12 Save as disclosed in paragraphs 2.9 to 2.12 inclusive, no share capital of Ashanti is under option or is agreed, conditionally or unconditionally, to be put under option.

2.13 On 27 May 1999, Ashanti issued 420,511 Ordinary Shares under Ashanti's Share dividend plan to those Shareholders who elected to receive Ordinary Shares in respect of the dividend for 1998 of US$0.10 per Share. The Ordinary Shares were issued at a price of US$8.18 per Ordinary Share.

2.14 On 4 May 2001, Ashanti issued 377,280 Ordinary Shares at a price of US$2.53 per Ordinary Share under the Restricted Share Scheme (as more particularly described at paragraph 3.2 below) of which 91,680 Ordinary Shares were awarded to Directors.

2.15 Save as disclosed in paragraphs 2.10 to 2.14 inclusive, during the three years immediately preceding the date of this document, there have been no changes to the authorised and issued and fully paid share capital of Ashanti.

2.16 During the three years immediately preceding the date of this document there has been no material alteration in the issued share capital of any of its subsidiaries (other than intra-group issues by wholly-owned subsidiaries).

3 Share Incentive Schemes

3.1 AGC Senior Management Share Option Scheme

The principal terms of the AGC Senior Management Share Option Scheme (the "Option Scheme") are as follows:

3.1.1 Eligible Employees

Potential participants in the Option Scheme include Directors and employees of Ashanti or any of its subsidiaries (the "Ashanti Group") (in each case working substantially all of their time for Ashanti or any of its subsidiaries). Currently, staff at supervisor level and above have been granted share options. However, in future only senior managers and executive directors will participate in the scheme.

3.1.2 Grant of Options

Options to acquire Shares ("Options") may be granted to participants during periods commencing on the sixth dealing day following the announcement of the annual, half-yearly or quarterly results of Ashanti and ending five weeks following the relevant announcement, unless the remuneration (the "Committee") considers that there are exceptional circumstances which justify granting Options outside those periods.

Options may not be transferred or assigned. No consideration is payable for the grant of an Option. Options do not affect pension entitlements.

3.1.3 Exercise Price

The price per Share at which Options may be exercised must be no lower than the average of the closing middle market quotations for the Shares on the LSE on the five dealing days immediately preceding the date of grant of the Option.

The exercise price will be denominated in US dollars. However, the price may, at the election of participants, be payable on exercise in Cedis (translated from US dollars at the average of the closing buying and selling spot rates ruling two days before exercise of the Option).

3.1.4 Exercise of Options

Options will normally be exercisable by the participant at any time between the third and tenth anniversaries of the date of grant. Special provisions apply if the participant's employment terminates by reason of his death, injury, disability, retirement or redundancy, or other reasons at the Committee's discretion or if the participant's employment terminates (in the case of an expatriate employee) on expiry without renewal of his fixed-term contract of employment, or in the event of a person becoming a "majority shareholder controller", or on a reconstruction or liquidation of Ashanti, or in the event of the company or business in which the participant is employed leaving the Ashanti Group. There are time limits within which the exercise of Options in such circumstances must take place, failing which the Options lapse. Subject to the above, the right to exercise an Option will generally be forfeited shortly after a participant leaves employment.

Options have previously been granted subject to performance conditions. However, following shareholder approval at the Annual General Meeting of Ashanti held on 25 April 2001, future Options will not be granted with performance conditions.

3.1.5 Rights of Shares and Listing

Shares issued following exercise of an Option will rank pari passu with the Shares then in issue, save as regards any rights attached by reference to a record date prior to the date of issue. Ashanti will at all times keep available sufficient authorised and unissued Shares available to satisfy outstanding Options.

3.1.6 Scheme Limits

The number of Shares which may be issued or become issuable pursuant to Options granted on any date, when added to the number of Shares issued and remaining issuable in respect of outstanding rights conferred in the previous 10 years under the Option Scheme and any other share schemes operated by Ashanti, shall not exceed 10 per cent. of the number of Shares in issue immediately before that date.

No Option shall be granted after 25 April 2011.

3.1.7 Administration and Amendments

The Option Scheme is administered by the Committee.

The number and class of Shares subject to the Option Scheme and the number and class of Shares subject to any Option, and its exercise price, are subject to appropriate adjustment in the event of any capitalisation or rights issue by Ashanti or any consolidation or reduction of Ashanti's issued share capital.

The Board has the power to amend the Option Scheme at any time, but in general, the Option Scheme may not be amended to the advantage of current or prospective participants without the prior approval of the shareholders of Ashanti in general meeting (including the rules relating to the class of potential recipients of Options, the terms on which Options become exercisable or they lapse, the maximum number of Shares which may be put under Option, and the adjustments permitted on any share capital reorganisation described above), nor may the terms of any existing Option be altered or the Option cancelled without the consent of the participant concerned.

3.2 AGC 1994 Employee Share Scheme

The principal terms of the AGC 1994 Employee Share Scheme (the "Restricted Share Scheme") are set out below:

3.2.1 Employee Trust

The Restricted Share Scheme will be operated using an employee trust, whose trustee is AGC Share Scheme Trustee Limited, a wholly-owned subsidiary of Ashanti (the "Trustee"), whose directors are non-executive Directors of Ashanti, who may not participate in the Restricted Share Scheme.

3.2.2 Eligible Employees

All employees and Directors of Ashanti or any of its subsidiaries (the "Ashanti Group") (in each case working substantially all of their time for Ashanti or any of its subsidiaries) will be eligible to participate in the Restricted Share Scheme. However, only executive directors and senior managers currently participate.

3.2.3 Payments and Share Acquisitions

The Trustee will acquire Shares with money provided, on a discretionary basis, by the Ashanti Group. It is intended that the Trustee subscribe for Shares with monies provided, and then award Shares in accordance with 3.2.4 below. Dividends will be waived on Shares held by the Trustee to meet awards until Shares are transferred to employees.

3.2.4 Award of Shares

Awards can be made at any time, but will usually be made at the start of the financial year. Shares acquired by the Trustee will be conditionally awarded to employees nominated by Ashanti, and transferred to employees following the employee's completion of three years' service from the date of the making of the award. Awards are not pensionable.

Normally Shares will be forfeited by the employee if he leaves service before this time. Special provisions apply if the participant's employment terminates by reason of death, injury, disability, retirement or redundancy or other reasons in the Committee's discretion or (in the case of an expatriate employee) if the participant's employment terminates on expiry without renewal of his fixed-term contract of employment, or on a person becoming a "majority shareholder controller" or on a reconstruction or liquidation of Ashanti, or in the event of Ashanti or business in which the participant is employed leaving the Ashanti Group.

3.2.5 Administration and Amendments

The Restricted Share Scheme will be administered by the Trustee, acting in consultation with the remuneration committee. The number and class of Shares subject to an award are subject to appropriate adjustment in the event of any capitalisation or rights issue by Ashanti or any consolidation or reduction in Ashanti's issued share capital.

The Board may, subject to certain limitations, amend the Restricted Share Scheme with the consent of the Trustee, but the class of participants in the Restricted Scheme and the provisions regarding the adjustment of awards on a reorganisation of share capital referred to above may not be amended without the prior approval of the shareholders of Ashanti.

3.3 Ashanti Long-Term Performance Plan

The principal terms of the Ashanti Long-Term Performance Plan (the "LTPP") are summarised below. No awards have been made under the LTPP to date.

3.3.1 Eligible Employees

Participants in the LTPP will be Directors and employees of Ashanti or any of its subsidiaries (the "Ashanti Group"). However it is currently intended that only executive directors and senior management will participate.

3.3.2 Grant of Awards

Awards may be made at any time, but will usually be made following the start of the financial year, other than in the case of an individual who has just started working for Ashanti or any of its subsidiaries, when awards may be made shortly after the commencement of employment. It is intended that if awards are made that they will be made annually, and will have a three-year performance cycle.

3.3.3 Amount of Award

Amounts payable under the LTPP will be payable in cash and will be calculated by reference to a specified percentage(s) of an individual's basic salary at the time the award is made. Awards will not be pensionable.

3.3.4 Service and Performance Conditions to be met prior to Payment

Payments will normally only be made under the LTPP if the participant has remained in employment with the Ashanti Group until the third anniversary of the start of the financial year in which the award was made. Normally an award will lapse if a participant leaves the employment of the Ashanti Group before this date.

In addition, payment will only be made at that time if Ashanti has met specified performance targets. These targets will be set at the time awards are made. The remuneration (the "Committee") committee has wide discretion to determine the type of measures to be used, which it is intended be relevant to the mining industry, and the extent to which satisfaction of those targets leads to vesting on a pro rata basis.

3.3.5 Special Provisions

Special provisions apply if the participant's employment terminates by reason of death, injury, disability, retirement or redundancy or other reasons in the Committee's discretion or (in the case of an expatriate employee) if the participant's employment terminates on expiry without renewal of his fixed-term contract of employment, or on a person becoming a "majority shareholder controller", or on a reconstruction or liquidation of Ashanti or in the event of Ashanti or business in which the participant is employed leaving the Ashanti Group.

3.3.6 Administration and Amendments

The LTPP is administered by the Committee. The rules of the LTPP may be amended by the Committee on such terms as it thinks fit, other than that the class of those individuals who may participate in the LTPP may not be extended without prior approval of the shareholders of Ashanti in general meeting.

3.4 Ashanti Bonus Co-Investment Plan

The principal features of the Ashanti Bonus Co-Investment Plan (the "BCIP") are set out below. Existing awards made under the BCIP will be allowed to run their course but it is currently intended that no further awards will be made under the BCIP in future.

3.4.1 Administration

The BCIP is administered and operated by Ashanti and a trust company specially set up as a wholly-owned subsidiary of Ashanti for this purpose (the "Trustee") whose directors are non-executive directors of Ashanti, who are not able to participate in the BCIP, or other persons approved by the remuneration committee (the "Committee"). In administering and operating the BCIP, the Trustee has regard to the recommendations of the Committee.

3.4.2 Participants

All executive directors and key employees of Ashanti and its subsidiaries (the "Ashanti Group") are eligible to participate in the BCIP. However, participation is at the discretion of the Trustee, having regard to the recommendations of the Committee.

3.4.3 Awards

Although there are no plans to make further awards, the BCIP operates on the basis that a participant (the "Participant") who has received an annual bonus and who has been recommended by the Committee, is offered the opportunity by the Trustee to purchase shares in Ashanti ("Invested Shares"). Taking up this offer will, in due course, entitle the Participant to receive additional shares free of charge ("Matching Shares") from the Trustee.

In the unlikely event that further awards are made, they may be made during the six weeks following the announcement of Ashanti's annual results (and, at other times, in exceptional circumstances). No award may be made more than ten years following the approval of the BCIP by shareholders. Awards under the BCIP are not pensionable, are personal to the Participant and, except on the death of a Participant, may not be transferred.

3.4.4 Invested Shares

Invested Shares are held by the Trustee having been purchased out of funds provided by the Participant.

Invested Shares cannot be forfeited by the Participant in any event and the Participant is entitled to receive dividends paid and direct the Trustee how to vote in respect of Invested Shares.

3.4.5 Matching Shares

Following the purchase of the Invested Shares, the Trustee will grant the Participant a contingent right to receive Matching Shares. The maximum value of Matching Shares which the Participant can be awarded in any year cannot exceed 100 per cent. of the Participant's basic annual salary.

The Ashanti Group provides the necessary funds to the Trustee for it to purchase Matching Shares. The Trustee waives, unless otherwise agreed with Ashanti, all rights to dividends declared while it holds such shares. The Trustee has discretion whether and how to vote or abstain from voting in respect of the Matching Shares.

3.4.6 Transfer of Matching Shares to Participants

If the Participant remains in the employment of the Ashanti Group for one year from the date on which the Invested Shares are purchased and does not direct that the Trustee sell any part of the holding of Invested Shares during that period, the Trustee will, within ten days of the first anniversary of the date of the Participant's purchase of Invested Shares, transfer half the Matching Shares (or at its option a cash amount equal to the then market value of the Matching Shares) to the Participant, subject to any relevant tax deductions. The balance of the Matching Shares will then be transferred within ten days of the second anniversary, subject to the Participant not having left the Ashanti Group or having sold the Invested Shares, when the Participant will then be free to dispose of the Invested Shares without forfeiting any rights under the BCIP.

3.4.7 Special Circumstances

The Trustee (having regard to the recommendations of the Committee) has discretion to transfer such number of Matching Shares as it sees fit to the Participant before the second anniversary of the purchase of Invested Shares in the event of a takeover, merger, reconstruction or liquidation of Ashanti, or in the event of the company or business in which the Participant is employed leaving the Ashanti Group, or in certain circumstances in the event of the Participant's employment terminating or the Participant disposing of the Invested Shares prior to the second anniversary of the Invested Shares being purchased. However, the general position is that if a Participant leaves or requests the transfer of or sells any of the Invested Shares, he will lose the right to receive any Matching Shares which have not already been transferred.

3.4.8 Purchase of Shares

Invested Shares and Matching Shares are purchased by the Trustee on a stock exchange on which Ashanti's shares are listed at the discretion of the Trustee, except in exceptional circumstances when shares may be subscribed.

3.4.9 Adjustments

The number, nominal amount and class of shares subject to any award are subject to appropriate adjustment by the Trustee as determined by Ashanti's auditors to be fair and reasonable in the event of any capitalisation, rights issue or open offer by Ashanti or any consolidation, sub-division or reduction of Ashanti's share capital.

3.4.10 Amendments

The Committee has the power to amend the BCIP at any time (subject to the prior agreement of the Trustee) provided that it cannot be amended to the advantage of Participants without the prior approval of shareholders in general meeting (save for minor amendments to benefit the administration of the Plan, to take account of a change of legislation or to attain or maintain favourable tax, exchange control or regulatory treatment for Participants, members of the Ashanti Group or the Trustee).

3.5 Ashanti Performance Share Plan

The principal features of the Ashanti Performance Share Plan (the "Plan"), are set out below. Existing awards made under the Plan will be allowed to run their course but it is currently intended that no further awards will be made under the Plan.

3.5.1 Administration

The Plan is administered and operated by Ashanti and a trust company specially set up as a wholly-owned subsidiary of Ashanti for this purpose (the "Trustee") whose directors are non-executive directors of Ashanti, who are not able to participate in the Plan, or other persons approved by the remuneration committee (the "Committee"). In administering and operating the Plan, the Trustee has regard to the recommendations of the Committee.

3.5.2 Participants

All executive directors and employees of Ashanti and its subsidiaries (the "Ashanti Group") are eligible to participate in the Plan. However, participation is at the discretion of the Trustee, having regard to the recommendations of the Committee.

3.5.3 Awards

Awards have been made in the form of a contingent right to acquire at no cost to the participant (the "Participant") up to a specified maximum number of shares in Ashanti. Receipt of shares is subject to the satisfaction of performance criteria. The Trustee will, at its option, be able to transfer a cash amount equal to the then market value of the shares instead of transferring shares.

The level of award to any Participant is at the discretion of the Trustee (acting on the recommendation of the Committee) but will not normally exceed the number of shares which has a value (at the time of making of the award) of 100 per cent. of the Participant's basic annual salary.

Although there are no plans to make any further awards under the Plan, if awards are made they may be made during the six weeks following the announcement of Ashanti's annual results (and at other time, in exceptional circumstances). No award may be made more than ten years following the approval of the Plan by shareholders. Awards are not pensionable and are personal to the Participant and, except on the death of a Participant, may not be transferred. The Ashanti Group provides the necessary funds to the Trustee for it to acquire shares to satisfy awards. Shares are purchased by the Trustee on a stock exchange on which Ashanti's shares are listed, at the discretion of the Trustee, except in exceptional circumstances when shares may be subscribed. The Trustee waives all rights to dividends declared while it holds such shares, unless otherwise directed by Ashanti. The Trustee has discretion whether and how to vote or abstain from voting in respect of the shares.

3.5.4 Performance Criteria

All awards are subject to the achievement of performance criteria by Ashanti, which will be assessed over three consecutive financial years. Both internal and external measures of performance are used.

(a) *Internal Measure*

The internal measure is earnings per share and a target is set for each financial year within the three year period. At the end of each financial year within the three year period, Ashanti's earnings per share in that year will be measured. In respect of each year in which the relevant target is met, 25 per cent. of the total number of shares under award will be capable of being received. Actual receipt of shares will, however, only occur at the end of the period after the publication of results for the third year.

(b) *External Measure*

The external measure is total shareholder return. At the end of the three year performance period, Ashanti's total shareholder return (including share price appreciation plus reinvested dividends) ("TSR") over that period will be measured against that of a group of peer companies in the international mining sector. Depending on Ashanti's performance, the following percentage of the award would be receivable.

Relative TSR Position within Peer Group	Percentage of Award which can be received
1st / Top Quartile	100 per cent.
2nd Quartile	75 per cent.
3rd Quartile	50 per cent.
4th / Bottom Quartile	0 per cent.

(c) *Interaction of the two Measures*

At the end of a three year period, the number of shares "earned" through internal performance is aggregated. Relative TSR performance over the three year period cannot reduce the number of shares earned based on the internal measure of performance but can increase the number of shares which a Participant may receive. In addition, relative TSR performance over the three year period may led to shares being received although no internal measure of performance has been satisfied.

For example, if the earnings per share targets have been met in only two years of the three year performance period, only 50 per cent. of the award would be receivable under the internal performance measure. However, if Ashanti had achieved a relative TSR position in the top quartile in the three year performance period, the Participant would receive 100 per cent. of the award.

3.5.5 Special Circumstances

The Trustee (having regard to the recommendations of the Committee) has discretion to amend performance conditions after the grant of awards, to transfer such number of shares as it sees fit to the Participant before the end of the three year performance period in the event of a takeover, merger, reconstruction or liquidation of Ashanti, or in the event of the company or the business in which the Participant is employed leaving the Ashanti Group, or in the event of the Participant's employment terminating in certain circumstances. However, the general position is that if a Participant leaves or is dismissed before the end of this period he will lose the right to receive shares.

3.5.6 Adjustments

The number, nominal amount and class of shares subject to any award are subject to appropriate adjustment by the Trustee as determined by Ashanti's auditors to be fair and reasonable in the event of any capitalisation, rights issue or open offer by Ashanti or any consolidation, sub-division or reduction of Ashanti's share capital.

3.5.7 Amendments

The Committee has the power to amend the Plan at any time (subject to the prior agreement of the Trustee) provided that it cannot be amended to the advantage of Participants without the prior approval of shareholders in general meeting (save for minor amendments to benefit the administration of the Plan, to take account of a change of legislation or to attain or maintain favourable tax, exchange control or regulatory treatment for Participants, members of the Ashanti Group or the Trustee).

4 Substantial shareholdings

4.1 Save for the interests set out below, the Directors are not aware of any person who, as at 14 May 2002 (the latest practicable date before the publication of this document), and following the Proposed Restructuring will be interested directly or indirectly in three per cent. or more of the issued share capital of Ashanti:

Name	Holding of Shares[1] prior to the Proposed Restructuring	Approximate holding prior to the Proposed Restructuring (per cent.[1])	Holding of Shares[1] after the Proposed Restructuring	Approximate holding immediately following the Proposed Restructuring (per cent.[1])
Depositary Nominees	47,510,281	41.9%	62,278,591	48.5%
Lonmin plc	36,000,000	31.7%	36,000,000	28.1%
Gov. of Ghana	21,978,104	19.4%	21,978,104	17.1%
Liberties Strategic Services	367,496	0.3%	5,365,874	4.2%
Franklin Templeton	933,050	0.8%	4,649,488	3.6%

NOTES:

(1) This excludes dilution of the Warrants referred to in paragraph 2.9 of this Part XVII but includes the 800,000 Shares to be issued to Close Brothers upon the completion of the Proposed Restructuring.

(2) Depositary for the GDSs. This number will change regularly depending on the number of Shares in the GDS programme. The figure immediately following the Proposed Restructuring is on the basis that all the New Shares to be issued pursuant to the Proposed Restructuring will be issued in the form of GDSs.

(3) The figure for the shareholding of Liberties Strategic Services Limited and Franklin Templeton, immediately following the Proposed Restructuring, is based on their existing holding of Shares and Existing Notes and assumes that they do not make any election under the Mix and Match Election. The New GDSs issued to Liberties Strategic Services Limited and Franklin Templeton are also included in the number of Shares in which Depositary Nominees, Inc. is interested.

Prior to the Proposed Restructuring, Lonmin plc is a controlling shareholder of Ashanti for the purposes of the UK Listing Rules. Ashanti is capable of carrying on its business independently of Lonmin plc and has no relationship with it other than in respect of the Technical Services Agreement described in paragraph 13 of this Part XVII. All transactions and relationships between Lonmin plc and Ashanti are, and will be, conducted on arm's length terms and on a normal commercial basis.

5 Subsidiary undertakings and other interests

5.1 The following table contains a list of the principal subsidiary undertakings of Ashanti as at 14 May 2002 (the latest practicable date before the publication of this document):

Company and country of incorporation	Relevant mine	Class of principal activities	Company interest shares held	per cent.
Ghana				
Ashanti Goldfields (Bibiani) Limited Gold House Patrice Lumumba Road Roman Ridge PO Box 2665 Accra	Bibiani	Gold Mining	Ordinary No par value	100
Ghanaian-Australian Goldfields Limited Gold House Patrice Lumumba Road Roman Ridge PO Box 2665 Accra	Iduapriem	Gold Mining	Ordinary No par value	80
Teberebie Goldfields Limited Gold House Patrice Lumumba Road Roman Ridge PO Box 2665 Accra	Teberebie	Gold Mining	Ordinary No par value	90
Guinea				
Société Ashanti Goldfields de Guinée S.A c/o Société Ashanti Goldfields de Guinée. KM 4 Cameroon PO Box 1006 Conakry	Siguiri	Gold Mining	Ordinary	85
Zimbabwe				
Ashanti Goldfields Zimbabwe Limited 4 Cork Road Belgravia Harare Zimbabwe	Freda-Rebecca	Gold Mining	Ordinary	100
Isle of Man				
Ashanti Treasury Services Limited	N/A	Treasury	Ordinary	100
Geita Treasury Services Limited 3rd Floor 12-14 Ridgeway Street Douglas Isle of Man IM1 1EN		Treasury	Ordinary	100
Cayman Islands				
Ashanti Capital Limited	N/A	Financing	Ordinary	100
Ashanti Capital (Second) Limited	N/A	Financing	Ordinary	100
Ashanti Finance (Cayman) Limited	N/A	Financing	Ordinary	100
M & C Corporate Services Limited c/o Ugland House South Church Street PO Box 309 George Town Grand Cayman Cayman Islands				

153

5.2 Supplementary Information on joint venture companies

The following tables contain information on the joint venture companies, the results of which are not consolidated into the consolidated financial statements of the Ashanti Group (but are accounted for using the gross equity basis of accounting).

Company and registered office address	Field of activity	Proportion of capital held Per cent.
Cluff Resources Limited (and its subsidiary undertakings) Masters House 107 Hammersmith Road London W14 0QH	Gold Mining	50
Geita Management Company Limited 3rd Floor 12-14 Ridgeway Street Douglas Isle of Man IM1 1EN	Mining management services	50

	As at 31 March 2002	
	Cluff Resources Limited and its subsidiary *undertakings* US$m	Geita Management *Company* US$m
Issued share capital	34.9	–
Reserves	48.5	5.3
(Loss)/Profit after tax (year ended 31 March 2002)	(23.5)	5.3
Inter-company loan owed to Ashanti Group	(31.1)	–
Other inter-company balance owed to Ashanti Group	(0.2)	–
Net book value shown in Ashanti Group accounts	79.1	2.6

6 **Commentary on certain provisions of the Regulations and Ghanaian company law**

6.1 Introduction

Ashanti is subject to the provisions of the Companies Code, which constitutes the principal Ghanaian legislation regulating companies incorporated in Ghana. The Companies Code was based on English company law at the time of its adoption but also reflects certain provisions from the legislation of Australia, South Africa and certain other countries. A principal feature of the Companies Code which distinguishes it from other acts based on the English model is that it attempts to codify company law.

The following is a description of certain provisions of Ashanti's Regulations and Ghanaian company law, including a description of the rights attached to the ordinary shares. It does not purport to contain all applicable qualifications and exceptions nor does it purport to be a complete review.

6.2 Control and management

Control and management of Ashanti is divided between the members in general meeting and the board of Directors. Except for matters specifically reserved for the members in the Regulations and the Ghanaian Companies Code, overall management of the business of Ashanti is vested in the Board and, except to the extent the Regulations otherwise provide, the Board, when acting within its powers, shall not be bound to obey the directions or instructions of the members in general meeting.

The Board is entitled to exercise its powers through committees and to appoint a managing director and to delegate all or any of its powers to a managing director.

Specific powers which have been reserved for the members include matters relating to amendments to the Regulations, the share capital and any issue of new shares, the approval of the accounts, the distribution of profits, the re-election of Directors and the auditors, the approval of the fees, remuneration and other interests of the Directors and the authorisation to dispose of the whole, or substantially the whole, of the undertaking or assets of Ashanti, although certain of these powers can also be exercised by the Board.

6.3 General Meetings

6.3.1 General

The Companies Code provides that shareholders shall exercise their powers in general meeting. Ashanti is required to hold a general meeting as its annual general meeting in each year, and not more than fifteen months from the date of the previous annual general meeting, to consider, inter alia, the statutory accounts and reports and to re-elect Directors and Ashanti's auditors.

Extraordinary general meetings will be held when considered necessary by the Board or when requisitioned by shareholders representing at least one-twentieth of the issued shares of Ashanti.

All general meetings shall be held in Ghana unless the Board decides otherwise.

6.3.2 Notice of Meetings

At least 21 days' notice must be given of general meetings. The notice convening a general meeting must state the general nature of the business to be considered and, if the meeting is to consider a special resolution, must set out the terms of the resolution. Any member has the right to have a resolution included in the notice of meeting if he so requests in writing to the Board in time for the matter to be included in the notice of meeting.

The members, Directors and auditors of Ashanti are entitled to receive notice of general meetings. Notice of general meetings may be given by Ashanti to a member or Director either personally or by sending it by post in a pre-paid envelope addressed to the member at his registered address or by leaving it at that address with some person apparently over the age of sixteen.

6.3.3 Voting

At a general meeting of Ashanti every holder of shares who is present in person (including any corporation present by its duly authorised representative) or by proxy shall on a show of hands have one vote and every such holder present in person or by proxy shall on a poll have one vote for each share of which he is the holder but no member is entitled to attend and vote in respect of any share held by him unless all calls or other sums presently payable by him in respect of that share to Ashanti have been paid. The holder of the Golden Share does not have any voting rights. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders.

At a general meeting a poll may be demanded by:

(a) the Chairman of the meeting;

(b) at least two members present in person or by proxy; or

(c) any member or members present in person or by proxy and representing not less than one-twentieth of the total voting rights of all the members having the right to attend and vote on the resolution.

In addition, where instruments of proxy have been duly lodged and have not been revoked it shall be the duty of the Chairman of the meeting to demand a poll after any vote by show of hands unless the result on the show of hands is in accordance with the directions, if any, given in all such instruments of proxy.

6.3.4 Majorities required for resolutions

The Regulations do not make specific provision for the majorities required to pass particular resolutions. However, under the Companies Code, passing an ordinary resolution requires a simple majority of votes cast by such members of Ashanti who vote in person or by proxy at a general meeting to be in favour of the resolution. A special resolution requires a majority of not less than three-quarters of the votes cast by such members of Ashanti who vote in person or by proxy at a general meeting, of which notice specifying the intention to propose the resolution as a special resolution has been duly given, to be in favour of the resolution.

6.3.5 Proxies

A member entitled to attend and vote at a general meeting or a meeting of any of the holders of any class of shares in Ashanti is entitled to appoint another person (whether a member of Ashanti or not) to act as his proxy to attend and vote instead of him and such proxy shall have the same rights as the member to speak at the meeting.

The instrument appointing a proxy (and the requisite authorities (if any)) may: (a) be deposited at the registered office of Ashanti or as specified in the notice convening the meeting or in any instrument or proxy sent out by Ashanti in relation to the meeting, not less than 48 hours before the time of the holding of the meeting or adjourned meeting; or (b) in the case of a poll taken more than 48 hours after it is demanded, be so deposited after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or (c) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded, and in default the instrument of proxy may be treated as invalid. No instrument appointing a proxy shall be valid after the expiration of 12 months from the date of its execution.

6.3.6 Quorum

The quorum for a general meeting shall be two persons present in person or by proxy and entitled to attend and vote at the meeting.

6.4 Variation of rights

The Companies Code provides that if at any time the shares of Ashanti are divided into different classes, the rights for the time being attached to any class of shares shall not be varied except to the extent and in the manner provided in the Regulations. Other than the rights attaching to the Golden Share, which can only be varied with the written consent of the holder of the Golden Share, the Regulations provide that the rights attaching to any class of shares may be varied either with the consent in writing of the holders of not less than three-quarters of the issued shares of the class or with the sanction of a special resolution passed at a meeting of the holders of the shares of the class. All the provisions of the Regulations as to general meetings shall apply in like manner to such meeting, but the quorum at any such meeting shall be no less than two members present in person or by proxy, holding at least one-third of the total voting rights of the class in question.

6.5 Alteration to constitutional documents

Apart from a restriction on any amendment to, or removal of, the regulation dealing with the rights attached to the Golden Share, which provision can only be varied with the consent of the holder of the Golden Share, the members of Ashanti can, with the prior approval of the Ghana Stock Exchange, alter the Regulations or adopt new Regulations by special resolution subject, in the case of certain provisions, to compliance with additional requirements.

6.6 Changes in capital

All shares in Ghanaian companies are of no par value. All Ordinary Shares of no par value rank pari passu in all respects with each other and with all the other shares of Ashanti now in issue apart from the Golden Share. Subject to the provisions of the Companies Code, Ashanti in general meeting may from time to time by special resolution altering the Regulations: (i) increase the number of its shares by creating new shares, and (ii) reduce the number of its shares by cancelling shares which have not been taken or agreed to be taken by any person, or by consolidating its existing shares, whether issued or not, into a smaller number of shares.

Ashanti may also, subject to the provisions of the Companies Code: (i) create preference shares which are, or at the option of Ashanti are liable, to be redeemed, (ii) purchase its own shares,

(iii) acquire its own shares by a voluntary transfer to it, (iv) forfeit any shares issued for an unpaid liability for non-payment of calls or other sums payable in respect thereof, and, by special resolution but subject to confirmation by the Court: (A) reduce its stated capital (which is the amount received in respect of every issue of shares together with any amounts transferred to stated capital from surplus (see paragraph 6.9.1 ("Dividends") below)), (B) extinguish or reduce the unpaid liability on any of its shares, (C) resolve to pay or return to its shareholders any of its assets which are in excess of its wants, or (D) alter its Regulations by cancelling any of its shares.

An order of the Court confirming any reduction of stated capital may be made on such terms and conditions as the Court thinks fit having regard to certain provisions in the Companies Code designed to safeguard the interests of creditors.

6.7 Issues of shares

Ashanti may, by special resolution altering its Regulations, provide for different classes of shares by attaching to certain of the shares preferred, deferred or other special rights or restrictions, whether in regard to dividends, voting, repayment or otherwise provided that, save in respect of the Golden Share, every member shall have the right to attend any general meeting of Ashanti , and to speak and vote, and be entitled to vote on any resolution before the meeting, and each share shall carry the right on a poll to one vote, and to one vote only, save that the voting rights of holders of preference shares shall be limited in the manner authorised by the Companies Code.

Under the Companies Code, existing shareholders have a preferential right to subscribe for further issues of shares, other than treasury shares (as referred to in paragraph 6.16 below), unless otherwise approved by Ashanti in general meeting. The authority only extends to the issue of additional shares, rather than any other class of shares.

The Companies Code also provides that no new or unissued shares or treasury shares shall be issued to any Director or past director of Ashanti or of any associated company, or to his nominee, or to any body corporate controlled by him, unless the shares have first been offered to all the existing shareholders, or to all the holders of the shares of the class or classes being issued, in proportion to their existing holdings, or to members of the public. However, in the case of a public company whose shares are or are to be listed on the Ghana Stock Exchange, this provision can be disapplied with the approval of an ordinary resolution of Ashanti. Notwithstanding such disapplication the Regulations provide that a Director may participate in an issue of shares to employees only if he holds office in an executive capacity and shareholders at a general meeting have approved of the specific allotment to be made to such Director. The Board in issuing any such shares to Directors would also need to ensure compliance with the provisions of the UK Listing Rules.

The Regulations additionally provide that Ashanti shall not issue shares to transfer a controlling interest (which for this purpose is treated as being an interest which entitles a person to exercise, or control the exercise of, more than 50 per cent. of the voting power at any general meeting of Ashanti) without the prior approval of shareholders in general meeting.

6.8 Power to dispose of the assets of Ashanti

The business of Ashanti is to be managed by the Board, which generally includes the power to dispose of the assets of Ashanti . The Companies Code and the Regulations restrict this power so that the Board shall not, without the approval of an ordinary resolution of Ashanti, sell, lease or otherwise dispose of the whole, or substantially the whole, of the undertaking or of the assets of Ashanti. In addition, certain disposals are to be treated as a variation of the rights attaching to the Golden Share and shall, accordingly, be effective only with the written consent of the holder of the Golden Share.

6.9 Dividends and other distributions

6.9.1 Dividends

Subject to the provisions of the Companies Code, Ashanti may, by ordinary resolution, declare dividends to be paid to shareholders. However, no dividend shall exceed the amount recommended by the Board. Subject as aforesaid, the Board may pay such interim dividends as appear to the Board to be justified by the profits of Ashanti.

All dividends shall be declared and paid as a fixed sum per share and not as a proportion of the amount paid in respect of a share. All dividends unclaimed for a period of 12 years after having become due for payment shall (if the Board so resolves) be forfeited and shall cease to remain owing by Ashanti.

The Board may at its discretion make provision to enable any member or members to receive dividends duly declared in such currency or currencies and at such rate or rates of exchange and on such terms and conditions as the Board may in its absolute discretion determine.

Any resolution of Ashanti lawfully declaring a dividend may, upon the recommendation of the Board, direct payment wholly or partly by distribution of securities for money, or of fully paid, but not partly paid, shares or debentures of any other body corporate, or of fully paid debentures of Ashanti of a nominal amount equal to the amount so directed to be paid.

Except in a winding up, by virtue of the Companies Code, Ashanti is not permitted to pay a dividend to its shareholders or, except as referred to in paragraph 6.6 above, make any return or distribution of any of its assets to its shareholders unless:

(a) it is able, after such payment, return or distribution, to pay its debts as they fall due; and

(b) the amount or value of such payment, return or distribution does not exceed its income surplus immediately prior to the making of such payment, return or distribution.

Ashanti's income surplus is the amount by which its assets (other than unpaid calls and other sums payable in respect of its shares and not including treasury shares) less its liabilities (both as shown in its audited accounts) exceed its stated capital, less the amounts attributable to:

(c) any unrealised appreciation in the value of any asset of Ashanti, other than such an appreciation in the value of any asset as would, under normal accounting principles, be credited to profit and loss account, unless the amount of such appreciation shall have been transferred to stated capital; and

(d) any balance standing to the credit of the share deals account immediately before the ascertainment of the income surplus.

6.9.2 Distribution of assets on a winding-up

If Ashanti is wound up, the liquidator may, with the sanction of a special resolution of Ashanti and any other sanction required by law, divide amongst the members in specie or kind, the whole or any part of the assets of Ashanti and may, for that purpose, set such value as he deems fair upon any such property and determine how the division shall be carried out, and may vest the whole or any part of such assets in trustees on such trusts for the benefit of the members as he shall determine, but no member shall be compelled to accept any securities on which there is any liability.

6.10 Transfer of shares

Any member may transfer all or any of his shares by instrument of transfer in writing in common form or in any form approved by the GSE. The instrument of transfer must be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid up) by or on behalf of the transferee. The transferor shall, as far as concerns Ashanti , be deemed to remain the holder until the transferee's name is entered in the register of members.

The Board may, without giving any reason, refuse to register the transfer of any share:

(a) on which there is an unpaid liability to a person of whom it shall not approve; or

(b) to a person who is an infant or anyone found by a competent court in Ghana to be a lunatic or a person of unsound mind.

The Board may also decline to register a transfer unless:

(a) the instrument of transfer is properly completed;

(b) it is duly stamped (if so required); and

(c) it is delivered for registration to Ashanti accompanied by the certificate for the shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer.

6.11 Directors

6.11.1 Number of Directors

The minimum number of Directors shall be three and there shall be no maximum number. At least one Director shall at all times be present in Ghana.

6.11.2 Appointment, removal and retirement of Directors

Directors may be appointed by Ashanti by ordinary resolution or by the Board.

At each annual general meeting of Ashanti, as near as possible to one-third of the Directors will retire by rotation and be eligible for re-election. The Directors to retire will be those who have been longest in office since their last election, but as between those who have been in office an equal length of time, those to retire shall (unless they otherwise agree) be determined by lot. If appointed by the Board, a Director holds office only until the next annual general meeting and is not taken into account in determining the Directors who are to retire by rotation. A Director need not be a member of Ashanti.

Any Director appointed to the office of managing director shall not, while holding that office, be subject to retirement by rotation or be taken into account in determining the rotation of retirement of Directors.

A Director may be removed by ordinary resolution of Ashanti before the expiration of his period of office (but without prejudice to any claim which such Director might have for damages or compensation or breach of any service agreement between him and Ashanti).

Ashanti may appoint substitute Directors and such a substitute Director shall act as a deputy for another named Director and as his substitute in his absence. A substitute Director shall be appointed and may be removed in the same way as Directors are required to be appointed and removed, and shall not cease to be a Director by reason of the fact that the Director for whom he is a substitute ceases to be a Director.

A Director may, in respect of any period not exceeding six months in which he is absent from Ghana, or unable for any reason to act as a Director, appoint another Director or any other person approved by a resolution of the Board, as an alternate Director. Such person shall be deemed to be a Director and officer of Ashanti and not the agent of the appointor save in the limited circumstances provided in the Companies Code. An alternate Director shall not be entitled to be remunerated otherwise than out of the remuneration of the Director appointing him.

6.11.3 Age of Directors

No Director shall vacate or be required to vacate his office as a Director on, or by reason of his attaining or having attained, the age of 70 or any other age.

6.11.4 Disclosure of interests in contracts

Subject to the provisions of the Companies Code and the Regulations, a Director may hold any other office or place of profit under Ashanti (except that of auditor or auditor of a subsidiary of Ashanti) in conjunction with his office of Director, for such period and on such terms as to remuneration and otherwise as the Board may arrange.

A Director who is in any way (whether directly or indirectly) materially interested in any contract or proposed contract with Ashanti shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract is first considered, if he knows his interest then exists or, in any other case, at the first meeting of the Board after he knows that he is or has become so interested. A general notice given to the Board by a Director that he is to be regarded as having an interest in any contract in which a specified person is interested shall be deemed to be a sufficient disclosure in relation to such contract or proposed contract.

A Director shall not vote and shall not be counted in the quorum in relation to any resolution of the Board concerning any contract or proposed contract in which he is materially interested unless the resolution concerns any of the following matters: (i) the giving to any Director of any security or indemnity in respect of money lent or obligations incurred by him for the benefit of Ashanti; (ii) the giving to a third party of any security in respect of a debt or obligation of Ashanti for which the Director himself has assumed responsibility, in whole or in part, under a guarantee or indemnity or by the giving of security; or (iii) any contract by a Director to subscribe for shares or debentures of Ashanti under an offer in which the Director is or may be entitled to participate as a holder of securities of Ashanti or underwrite shares or debentures of Ashanti.

Subject to compliance with such provisions, no Director shall be liable to account to Ashanti for any profit or other benefit realised by any such contract and no such contract shall be avoided, on the grounds of any such interest or benefit. In addition no Director shall, without the consent of Ashanti, place himself in a position in which his duty to Ashanti conflicts or may conflict with his personal interests or his duties to other persons and, in particular, without such consent and notwithstanding the above, a Director shall not:

(a) use for his own advantage any money or property of Ashanti or any confidential information or special knowledge obtained by him in his capacity as Director; or

(b) be interested directly or indirectly, otherwise than merely as a shareholder or debentureholder in a public company, in any business which competes with that of Ashanti.

6.11.5 Remuneration of Directors

The fees payable to the Directors shall be determined from time to time by an ordinary resolution of Ashanti. The fees payable to Directors may not be increased except pursuant to an ordinary resolution passed at a general meeting, where notice of the proposed increase has been given in the notice convening the meeting.

The Directors are also entitled to be repaid all travelling and other expenses properly incurred by them in the performance of their duties.

Fees payable to non-executive Directors shall be by a fixed sum and not by a commission or percentage of profit or turnover. Salaries payable to executive Directors may not include a commission or percentage of turnover.

Any Director appointed to hold employment or executive office may, subject to the provisions of the Companies Code, be remunerated by way of salary, commission (other than a commission or percentage of turnover), share of profits, participation in pension and retirement schemes, or partly in one way and partly in another, as the Board may determine. However, such Director shall not be entitled to any remuneration additional to the fees to which he is entitled as a Director unless and until the terms of his appointment to such office have been approved by ordinary resolution of Ashanti.

6.11.6 Loans to Directors

The Companies Code prohibits Ashanti making a loan to any person who is a Director or a director of any associated company, or entering into any guarantee or providing any security in connection with a loan made to such a person by any other person.

6.12 Borrowing powers

The Board may exercise all the powers of Ashanti to borrow money and to mortgage or charge its property and undertaking or any part thereof and to issue debentures. Such powers can be varied by amending the Regulations.

6.13 Accounts and audit

The Board is required to cause proper books of account to be kept with respect to Ashanti's financial position and changes therein and with respect to the control of, and accounting for, all property acquired whether for resale or for use in Ashanti's business. Such books of account should give a true and fair view of the state of Ashanti's affairs and enable proper profit and loss accounts and balance sheets to be prepared in accordance with the requirements of the Companies Code.

The Board shall, at least once in every calendar year and at intervals of not more than fifteen months, cause to be prepared and sent to every member and debenture holder of Ashanti a copy of the profit and loss account and balance sheet of Ashanti, together with a copy of the Directors' report and the auditors' report.

Auditors must be appointed and their duties are regulated by the Companies Code.

6.14 Inspection of register of members

There are no provisions in the Regulations relating to the inspection of the register of members. However, under the Companies Code, Ashanti is obliged, save where the register of members is permitted to be closed under the provisions of the Companies Code, to keep the register of members (including any branch register) open for inspection, during business hours, subject to such reasonable restrictions as Ashanti may impose, but so that not less than two hours in each business day shall be allowed for inspection. Ashanti is also required to make available a copy of the register, or part thereof, on payment of the prescribed fee.

6.15 Untraced shareholders

Subject to the Regulations, Ashanti may sell any shares in Ashanti registered in the name of a member remaining untraced for 12 years who fails to communicate with Ashanti following advertisement of an intention to make such a disposal. Until Ashanti can account to the member, the net proceeds of sale will be available for use in the business in Ashanti or for investment, in either case at the discretion of the Board. The net proceeds will not carry interest.

6.16 Power of Ashanti to purchase its own shares

Ashanti, being so authorised by its Regulations, is permitted under Ghanaian law to purchase its own shares, subject to compliance with the rules of the GSE and the UK Listing Authority. However, the Companies Code provides that, when purchasing its own shares, Ashanti shall comply with the following conditions:

(a) shares shall only be purchased out of a credit balance on the share deals account or out of transfers to that account; before Ashanti first purchases any of its shares it must transfer an amount at least equal to the costs of such purchase to such account from income surplus and shall debit to such account all costs expended on the purchase of any of its shares and shall credit to such account the value received on the reissue of any of its treasury shares;

(b) redeemable preference shares shall not be purchased at a price greater than the lowest price at which they can be redeemed; and

(c) other than in respect of redeemable preference shares Ashanti shall restrict its purchases of its own shares so that the total number of its shares or any class of shares held by persons other than Ashanti is not less than 85 per cent. of the total number of shares, or shares of that class, which have been issued.

Shares which are purchased by Ashanti shall be available for reissue by Ashanti unless Ashanti by alteration of its Regulations cancels such shares. Until reissued or cancelled such shares are referred to as treasury shares.

No voting rights shall be exercised in respect of, and no dividends shall be payable on, any treasury shares and, for most purposes, treasury shares are not treated as issued shares for the purposes of the Companies Code.

Before Ashanti can purchase any of its own shares, it will, in accordance with the requirements of the UK Listing Authority, need to obtain shareholders' authority for such purchase.

6.17 Protection of minorities

Under Ghanaian company law a minority shareholder of a company can only in limited circumstances bring an action, either in his own name or in the name of Ashanti, to redress a wrong done to Ashanti. However, a Ghanaian court may permit a minority shareholder to bring such an action if the act complained of is illegal or beyond the corporate power of Ashanti or which infringes the Regulations or constitutes a fraud on the minority shareholders.

In addition, any member or debentureholder of a company may petition the court on the ground that Ashanti's affairs are being conducted, or the powers of the directors are being exercised, in a manner oppressive to one or more of the members or debentureholders or in disregard to their interests, or that some act of Ashanti has been done or is threatened or that some resolution of the members, debentureholders or any class of them has been passed or is proposed which unfairly discriminates against, or is otherwise unfairly prejudicial to, one or more of the members or debentureholders. The Ghanaian court may make such order as it thinks fit upon such an application including an order (i) directing or prohibiting any act or cancelling or varying any transaction or resolution, (ii) regulating the affairs of Ashanti in the future, or (iii) providing for the purchase of shares of any members by other members or by Ashanti itself with a consequential reduction in its stated capital.

A member may also bring an action against any director in respect of a breach by such director of his fiduciary duties.

6.18 Securities Industry Law

In 1993, there was introduced into Ghanaian law the Securities Industry Law (as amended by the Securities Industry (Amendment) Act 2000) which regulates the stock market and trading in securities.

This law introduced certain offences relating to trading in securities. Offences have been created for, inter alia, false trading and market rigging transactions, stock market manipulation, the making of false or misleading statements, fraudulently inducing persons to deal in securities, short selling and insider dealing. Specific exemptions have been created for the acts of short selling on or through a stock market outside Ghana and the stabilisation of the price of securities on a stock market outside Ghana in compliance with any relevant regulations applying thereto. However, since the shares in Ashanti are shares in a Ghanaian company the provisions of the law generally apply to such transactions or actions wherever effected. Contravention of these provisions of the Securities Industry Law is a criminal offence; liability on conviction can result in imprisonment for a term not exceeding three years and/or a fine not exceeding Cedi 5 million.

In addition, since the Shares, the Existing Notes and the New Notes are or are to be listed on the Official List of the London Stock Exchange, the insider dealing provisions and the criminal sanctions of the UK Criminal Justice Act 1993 also apply as do the provisions of the UK Financial Services and Markets Act 2000 prohibiting behaviour amounting to "market abuse".

7 Special Share

7.1 The following are the rights which attach to the Golden Share issued to the Government;

7.1.1 The Golden Share carries no right to vote but the holder of the Golden Share shall be entitled to receive notice of and to attend and speak at any general meeting of the members or at any separate meeting of the holders of any class of shares.

7.1.2 The Golden Share may only be issued to, held by or transferred to a Minister of the Government or any person acting on behalf of the Government and authorised in writing by such Minister.

7.1.3 On a return of assets in a winding-up or liquidation of Ashanti, the holder of the Golden Share shall be entitled to the sum of one thousand Cedis in priority to any payment to other members, but the Golden Share shall confer no right to participate in the profits or assets of Ashanti. The Golden Share shall have no right to a dividend and no right to participate in any offer of securities to existing shareholders or in any capitalisation issue.

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7.1.4 The holder of the Golden Share may require Ashanti to redeem the Golden Share at any time in consideration of the payment to such shareholder of one thousand Cedis. The Golden Share is not redeemable at the option of Ashanti.

7.1.5 Each of the following matters shall be deemed to be a variation of the rights attaching to the Golden Share and shall accordingly be effective only with the written consent of the holder of the Golden Share:

(a) any amendment to or removal of the rights of the Golden Share;

(b) the voluntary winding-up or voluntary liquidation of Ashanti;

(c) the redemption of, or purchase by, Ashanti of the Golden Share;

(d) the disposal of any mining lease held by Ashanti or any subsidiary;

(e) any disposal (other than any disposal in the ordinary course of business of Ashanti) which, alone or when aggregated with any other disposal or disposals forming part of, or connected with, the same or a connected transaction, constitutes a disposal of the of the whole or a material part of the assets of the Ashanti Group taken as a whole. For this purpose, a part of the Ashanti Group's assets shall only be deemed to be material if either (a) its book value, calculated by reference to the then latest audited consolidated accounts, or the total consideration to be received on its disposal, is not less than 25 per cent. of the book value of the net assets of the Ashanti Group or (b) the average profits attributable to it represent at least 25 per cent. of the average of the Ashanti Group, being the average for the last three years for which audited accounts are available and before deducting all charges, except taxation and extraordinary items. The book value of any assets and the attributability of profits thereto shall, in each case, be conclusively determined (at the request of the holder of the Golden Share) by the auditors of Ashanti and be subject to such adjustment as the auditors consider appropriate.

8 **Listing, dealing and settlement**

8.1 Ashanti currently has listings on the ASX, GSE, LSE, NYSE and ZSE.

8.2 The New Shares, the New GDSs and the New Notes have been authorised for listing on the NYSE, subject to shareholder approval. It is expected that dealings will commence on the NYSE in the New Shares, New GDSs and the New Notes at 9.30 a.m. (New York time) on the business day following the Effective Date.

8.3 Applications have been made to the UKLA for the New Shares, the New GDSs and the New Notes to be admitted to the Official List and to the LSE for the New Shares, the New GDSs and the New Notes to be admitted to trading on the LSE's market for listed securities. It is expected that Admission will become effective and that dealings in the New Shares, the New GDSs and the New Notes will commence at the opening of business (London time) on the business day following the Effective Date. Securityholders will be notified by announcement to the LSE through one of the regulatory information services.

8.4 The GSE has granted permission to Ashanti to list all the New Shares. The GSE assumes no responsibility for the correctness of any of the statements made or opinions or reports expressed or contained in this document. Admission to the First List of the GSE is not to be taken as an indication of the merits of Ashanti or of the New Shares.

8.5 On the Effective Date, the Existing Notes held by the Noteholders will cease to be listed.

8.6 None of the New Shares nor the New GDSs have been sold, marketed or made available, in whole or in part, to the public in connection with the listing.

8.7 The whole of the issue price of the New Shares will be treated as stated capital.

8.8 The listing of the New Notes on the LSE will be expressed in US dollars as a percentage of their principal amount (inclusive of accrued interest). It is current market practice that any transactions in the New Notes will normally be effected for settlement in sterling and for delivery on the fifth business day of the transaction. Listing of the New Notes will not be sought on any stock exchange other than the LSE and NYSE.

8.9 The New Shares to be issued pursuant to the Scheme in exchange for the Existing Notes will, when issued, be in registered form and will be capable of being held in uncertificated form. No temporary documents of title have been or will be issued in respect of the New Shares.

8.10 Under UK law non-UK securities, such as the Shares, cannot be held and transferred directly in the CREST System. However, a mechanism has been developed to enable the Shares to be traded through CREST. Holders of the New Shares will be able to deposit their Shares with CREST in return for Ashanti Depositary Interests which are eligible for settlement within CREST.

9 **Directors of Ashanti**

9.1 The full names of the Directors, all of Gold House, Patrice Lumumba Road, Roman Ridge, PO Box 2665, Accra, Ghana, their backgrounds and their functions are set out below.

9.2 Directors' backgrounds

Michael Ernest Beckett* (1, 2)
Chairman of the Board and Chairman of Audit and Finance Committee.
Age 65. British. Appointed in March 1994. Chairman of Horace Clarkson Plc and Watts Blake Bearne Limited. Director of other public companies.

Theophilus Ernest Anin* (1, 2, 3)
Age 69, Ghanaian. Joined the Board on 27 July 2001. A professional banker and solicitor with over thirty years' experience in banking, financial management, and consulting in the public and private sectors. A director of the Bank of Ghana.

Merene Mamaa Botsio-Phillips
General Counsel
Age 44. Ghanaian. Appointed in October 1996. Director of The Air Transport Licensing Authority of Ghana. Formerly a director and Company Secretary of Ghana Airways Limited.

The Rt. Hon. The Baroness Chalker of Wallasey PC* (3)
Chairman of the Corporate Governance Committee.
Age 60. British. She was appointed to the Board in March 2000. Non-Executive Director and President of Southern Africa Business Association, Intermediate Technology and Transparency International UK, President and Chairman of the Boards of Management of the British Executive Service Overseas and the London School of Hygiene and Tropical Medicine. Director of other public companies.

Dr Chester Arthur Crocker* (1, 2, 3)
Chairman of the Management Development and Remuneration Committee.
Age 61. American. Appointed in February 2000. Professor of Strategic Studies at Georgetown University's School of Foreign Service. Chairman of the Board of United States Institute of Peace and an advisor on strategy and negotiations to a number of US and European Companies. Former US Assistant Secretary of State for African Affairs.

Thomas Richard Gibian* (1,2)
Age 48. American. Mr Gibian is a non-Executive Director and Managing Director of Emerging Markets Partnership and Chief Operating Officer of AIG – African Infrastructure Fund. He is also a director of Interwave. He was appointed to the Board in March 2000.

Gordon Edward Haslam* (1)
Age 57. British. Appointed to the Board in March 2002. Director and Chief Executive of Lonmin Plc. Director of other public companies.

Sam Esson Jonah (4)
Chief Executive and Group Managing Director; Chairman of the Risk Management Committee.
Age 52. Ghanaian. Appointed in May 1982. Director of Lonmin Plc, Commonwealth Africa Investment Fund Limited and Ecobank Transnational Incorporated. Chancellor of the University of Cape Coast, Ghana. Member of the UN Global Compact on Governance. Member of the Advisory Committee, Termite Fund which focuses on the mining and energy industries in Africa in seeking investor interest. Member of the International Investment Advisory Council of the President of South Africa.

Dr Michael Peter Martineau* (2)
Age 57. British. Appointed in February 2000. Director, President and Chief Executive Officer of Carpathian Gold Limited and a director of Adryx Mining & Metals Limited. Former director of several mining and exploration companies in Africa, Australia, United Kingdom and USA including Cluff Resources Plc and SAMAX Resources Limited.

Nicholas Jeremy Morrell* (2)
Age 54. British. Appointed to the Board in February 1997. Former Director and Chief Executive of Lonmin Plc.

Eleanor Darkwa Ofori Atta
Executive Director, Corporate Relations
Age 58. Ghanaian. Appointed in March 1994. She is responsible for corporate services including human resources.

Trevor Stanley Schultz (4)
Chief Operating Officer
Age 60. American/Australian. Appointed in October 1996. Director of Diamond Fields International Limited. Formerly Vice President of BHP Minerals International responsible for Resources Development.

Srinivasan Venkatakrishnan (Venkat) (4)
Chief Financial Officer
Age 36. British. He joined the Board in July 2000 from Deloitte & Touche where he was a director in the Reorganisation Services Division.

* Non-executive

(1) Audit and Finance Committee Member

(2) Management Development and Remuneration Committee Member

(3) Corporate Governance Committee Member

(4) Risk Management Committee Member

10 Directors of ACSL

Michael Guy Gisborne – Chairman and Company Secretary
William Allen Hamilton-Turner – Non-Executive Director
Srinivasan Venkatakrishnan – Executive Director
Mark Richard Arnesen – Executive Director

11 Other and former directorships of Ashanti Directors

11.1 The following table shows in respect of each of the Directors of Ashanti, the names of all companies and partnerships outside of the Ashanti Group of which he or she has, at any time in the five years prior to the date of this document since May 1997, been a director or partner, as appropriate (excluding subsidiaries of any such companies):

Director	Company Name	Status
Michael Beckett	Chairman of Horace Clarkson Plc	Current
	Watts Blake Bearne Limited	Current
	Chairman, Greycoat Plc	Resigned
	Monarch Resources Ltd	Resigned
	North Limited	Resigned
	BPB Plc	Resigned
	British Borneo Oil and Gas Plc	Resigned
	Viglen Technology Plc	Resigned
	Northern Platinum Plc	Resigned
Theophilus Anin	Bank of Ghana	Current
Merene Botsio-Phillips	Ghana Airways Limited	Resigned
The Rt. Hon. The Baroness Chalker of Wallasey PC	African Matters Limited	Current
	Freeplay Foundation	Current
	Freeplay Energy Group	Current
	Group Five Limited (SA) Pty	Current
	DCI Limited	Current
	London School of Hygiene and Tropical Medicine	Current
	South African Business Initiative	Current
	Unilever PLC & NV	Current
	Capital Shopping Centres Plc	Resigned
Dr Chester Crocker	ASA Limited	Current
	Minorco SA	Resigned
Thomas Gibian	Interwave Communications	Current
Gordon Edward Haslam	Lonmin Plc	Current
	Lonmin Finance Plc	Current
	International Platinum Association	Current
	Furuya Metals Company Limited	Current
Sam Jonah	Chairman of Ghana Airways Limited	Current
	Ecobank Transnational Incorporated	Current
	Lonmin PLC	Current
	Commonwealth Africa Investment Fund Limited	Current
	First Atlantic Bank	Resigned
	Metropolitan Insurance Company Ltd	Resigned
	Chairman of African Selection Mining Corporation	Resigned
	New African Investment Limited	Resigned
Michael Martineau	President & Chief Executive Officer, Carpathian Gold Limited	Current
	Adryx Mining & Metals Limited	Resigned
	Eurasia Mining	Current
	Axmin Limited	Current
	Chief Executive Officer, Samax Gold Inc	Resigned
	Angus and Ross plc	Current
	Rayrock Inc.	Resigned
Nicholas Morrell	Director & Chief Executive, Lonmin Plc	Resigned
Eleanor Ofori Atta	Nil	Nil

Director	Company Name	Status
Trevor Schultz	Diamond Fields International Limited	Current
	Vice President, BHP Minerals International responsible for Resources Development	Resigned
	President and Chief Executive Officer, Autex	Resigned
	Newcrest Mining Limited	Resigned
S Venkatakrishnan	Nil	Nil

11.2 None of the Directors has:

11.2.1 any unspent convictions in relation to indictable offences;

11.2.2 been declared bankrupt or has entered into any individual voluntary arrangement;

11.2.3 been a director with an executive function of any company at the time of or within the 12 month period preceding any receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with such company's creditors generally or any class of creditors of such company;

11.2.4 been a partner of any partnership at the time of or within the 12 month period preceding any compulsory liquidation, administration or partnership voluntary arrangement of such partnership;

11.2.5 held assets which have been the subject of a receivership;

11.2.6 been a partner of any partnership at the time of or within the 12 month period preceding any receivership of the assets of such partnership;

11.2.7 been publicly criticised by any statutory or regulatory authorities (including recognised professional bodies); or

11.2.8 been disqualified by a court from acting as a director of any company or from acting in the management or conduct of the affairs of any company.

12 Directors' service contracts

12.1 Individual service agreements subsist between Ashanti and Mr Schultz, Mr Venkatakrishnan, Mrs Botsio-Phillips and Mrs Ofori Atta at respective annual salaries of £230,000 (up to 31 December 2002), £220,000, US$125,000 (payable in Cedis) and US$110,000 (payable in Cedis), all subject to annual review. The service contracts of Mr Venkatakrishnan and Mrs Botsio-Phillips will expire on 31 December 2004. Following the approval of the Shareholders at the Annual General Meeting on 28 May 2002, Mr Schultz will serve an additional year as Chief Operating Officer until 31 December 2003 on a salary of US$360,000 for that year. Mrs Ofori Atta's contract runs until 31 December 2003 when she will take normal retirement. The service agreements may be extended by Ashanti from 1 January each year for a further period of one year to expire three years thereafter or be terminated, subject to two years' notice. The executive directors are also entitled to receive a bonus of such amount as the Board may determine, an annual gratuity in lieu of a pension in the amount of 20 per cent. of their basic annual salary, private medical expenses insurance, emergency evacuation insurance, a company car and accommodation. Mr Schultz and Mr Venkatakrishnan are also entitled to receive the costs of education of his children until they reach the age of 21 years.

12.2 In the year ended 31 December 2001, the aggregate of the remuneration paid and benefits in kind granted (including pension contributions) to the Directors in respect of their services to Ashanti amounted to US$2.5 million. The remuneration paid, and benefits in kind granted to Mr Jonah are not included in this figure but are instead included within the management and technical fee paid to Lonmin Plc.

13 Technical Services Agreement

Ashanti entered into an agreement (the "Technical Services Agreement") in March 1994 with its largest shareholder, Lonmin Plc ("Lonmin") (then Lonrho Plc). This agreement was amended by letter agreements dated 30 July 1998 and 17 June 1999. Under the Technical Services Agreement,

Lonmin provides technical services and the services of Mr Jonah to the Ashanti Group as its managing director and/or chief executive.

If Mr Jonah ceases to serve as managing director and/or chief executive for any reason, Lonmin has the non-exclusive right to nominate a person to fill any vacancy in the office of managing director and/or chief executive subject to the approval of the Board. Lonmin's right of nomination shall not apply at any time when Lonmin's holding of Ashanti shares is less than 25 per cent. If a person so nominated is appointed and is an employee of the Lonmin group, Lonmin will continue to receive remuneration for providing his services under the provisions of the agreement as described below.

As remuneration for the aforementioned services, Ashanti will pay Lonmin a quarterly fee equal to Lonmin's costs of providing such services, including the managing director and/or chief executive's salary and other benefits. A quarterly payment of £160,000 (approximately US$250,000) on account of the fee to be incurred is payable in advance, with the balance being payable at the end of that quarter. In 2001, Ashanti paid Lonmin US$700,000 pursuant to this agreement. In the event that the managing director and/or chief executive of Ashanti ceases to be a Lonmin employee, the fee shall be payable in arrears.

The agreement continues indefinitely and may not be terminated or amended by either party thereto except in the case of an unremedied breach or by consent. In the event that Mr Jonah is removed by shareholders as Ashanti's chief executive and/or managing director, Ashanti has agreed to reimburse Lonmin in respect of any payments it may make to Mr Jonah pursuant to his employment contract up to an amount equal to two years' salary and benefits plus an amount equal to 50 per cent. of Lonmin's commitment to fund Mr Jonah's pension arrangements.

Ashanti will ensure that arrangements between the Ashanti Group and Lonmin pursuant to this agreement will be conducted at arm's length and on a normal commercial basis.

14 Letters of appointment of non-executive directors

Ashanti entered into appointment letters with each of Dr Martineau and Dr Crocker with effect from 22 February 2000, and with Mr Gibian and The Rt. Hon. The Baroness Chalker of Wallasey P.C. with effect from 24 March 2000, respectively and Mr Morrell with effect from 28 February 1997 (renewed on 31 May 2000). Ashanti also entered into similar appointment letters with Mr Beckett with effect from 5 March 1994 (renewed with effect from 25 April 2001). Each Director's contract is for a period of approximately three years (subject at all times to the retirement by rotation provisions as set out in the Regulations) and renewable on the same terms.

Ashanti, acting through the Board, entered into appointment letters with Mr Anin and Mr Haslam with effect from 27 July 2001 and 8 March 2002, respectively. Each of these two service agreements is subject to Shareholders' approval at the Annual General Meeting to be held on 28 May 2002.

Following Shareholders' approval on 28 May 2002, the letters of appointment of both Mr Anin and Mr Haslam will run on similar terms to those of the other non-executive Directors.

Each non-executive Director is entitled to a retainer of US$30,000 per annum and an attendance fee of US$1,000 for each Board meeting. The Board Chairman is entitled to an additional US$10,000 per annum and a Board committee Chairman is entitled to an additional US$5,000 per annum. Each non-executive Director is also entitled to a travel fee of US$1,500 if the meeting is attended in person outside their country of domicile and to be reimbursed all reasonable expenses incurred on Ashanti's business and in attending Board meetings.

Save as disclosed above in paragraphs 12 and 13:

(a) there are no other service agreements or letters of appointment of non-executive Directors between any Ashanti Director and Ashanti or any of its subsidiaries; and

(b) the service agreements and letters of appointment (apart from Mr T.E. Anin and Mr G.E. Haslam as described above) described above were neither entered into during the six months preceding the date of this document nor have any amendments (including increases in fixed remuneration) been made to any of such service agreements or letters of appointment during this period.

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15 **Directors' and other interests**

15.1 As at 14 May 2002 (the latest practicable date before the publication of this document), the interests of the Directors (and interests of persons connected with them within the meaning of section 346 of the Companies Act 1985 of the United Kingdom which would, if the connected person were a Director, be required to be disclosed, and the existence of which is known to or could with reasonable diligence be ascertained by the relevant Director whether or not held through another party) in securities of Ashanti were:

	Number of Shares		
Name	Beneficial	Non-Beneficial	Number of Shares under option/award
Michael Beckett	1,359	Nil	Nil
Theophilus Anin	53	Nil	Nil
Merene Botsio-Phillips	100	Nil	50,260
The Rt. Hon. The Baroness Chalker of Wallasey PC	Nil	Nil	Nil
Chester Crocker	5,000	Nil	Nil
Thomas Gibian	20,000	Nil	Nil
Gordon Haslam	Nil	Nil	Nil
Sam Jonah	45,302	Nil	269,664
Michael Martineau	Nil	Nil	Nil
Nicholas Morrell	Nil	Nil	Nil
Eleanor Ofori Atta	553	Nil	46,569
Trevor Schultz	23,548	Nil	134,792
S Venkatakrishnan	Nil	Nil	139,620

15.2 Save for the interests of Mr S.E. Jonah in the Technical Services Agreement above, and in the agreements which it replaced, no Director has or had any interest in any transaction which is or was unusual in its nature or conditions or is or was significant to the business of Ashanti and which has been effected by Ashanti during the current or immediately preceding financial year or which was effected by Ashanti during any earlier financial year and remains in any respect outstanding or unperformed.

15.3 There are no outstanding loans granted by the Ashanti Group to any of the Directors, nor any guarantees provided by the Ashanti Group for the benefit of any Director.

15.4 Details of the service agreements and letters of appointment of the Directors are set out in paragraphs 12 and 14 above.

16 **Employees**

The average number of employees of the Ashanti Group for the three years ended 31 December 2001 was as follows:

	Dec 2001	Dec 2000	Dec 1999
Underground mining	4,777	4,854	5,284
Surface mining	2,439	2,565	2,716
Administration	2,973	3,010	3,200
Total	10,189	10,429	11,200

17 **Material contracts**

17.1 Save for the contracts described in this paragraph 17 and the agreements which have been made available for inspection within the last two years being:

17.1.1 the Transaction Agreement and the Geita Joint Venture Agreement summarised in the shareholders' circular dated 25 October 2000;

17.1.2 the Technical Services Agreement (see above at paragraph 13 of this Part XVII);

17.1.3 the share purchase agreement dated 11 May 2000 made between Ashanti Goldfields Teberebie Limited, Pioneer Goldfields II Limited, the Pioneer Group Inc. and Ashanti summarised in the shareholders' circular dated 25 October 2000;

17.1.4 the Existing MFTL summarised in the shareholders' circular dated 25 October 2000; and

17.1.5 the Existing RCF summarised in the shareholders' circular dated 25 October 2000, the members of the Ashanti Group have not entered into any contracts (not being contracts entered into in the ordinary course of business) within the two years immediately preceding the date of these Listing Particulars which are or may be material or have a significant effect on the financial position of the Ashanti Group. Nor have any such contracts been entered into at an earlier time which contain provisions under which any member of the Ashanti Group has any obligation or entitlement which is material to the Ashanti Group at the date of the Listing Particulars.

17.2 Geita Gold Mine Financing Arrangements

17.2.1 On 12 December 2000, Geita Gold Mining Limited (formerly Ashanti Goldfield Tanzania Limited) ("Geita Gold") entered into a US$135 million project financing facility (the "Geita Facility") with a syndicate of international banks arranged by NM Rothschild & Sons, Barclays Capital and Dresdner Kleinwort Wasserstein. Ashanti owns (through a number of intermediate companies) 50 per cent. of the shares of Geita Gold. The remaining 50 per cent. is owned (also through intermediate companies) by Anglogold Limited.

The Geita Facility was drawn down in a single advance on 15 December 2000. It is to be repaid in 12 semi-annual instalments each of US$10.75 million and a further final instalment of US$6 million. The first instalment was paid on 31 December 2001 in accordance with the Geita Facility agreement.

The interest rate applicable to the Geita Facility increases over the life of the loan. The interest rate is as follows:

(i) until or 31 December 2001 – LIBOR plus 1.20 per cent;

(ii) 1 January 2002 until Completion (as contemplated by paragraph 17.2.2 below) or 30 September 2002 (whichever is earlier) – LIBOR plus 1.45 per cent.;

(iii) Completion (as contemplated by paragraph 17.2.2. below) until 12 December 2003 – LIBOR plus 1.70 per cent;

(iv) December 2003 until 12 December 2005 – LIBOR plus 1.95 per cent.; or

(v) December 2005 until 30 October 2007 – LIBOR plus 2.20 per cent.

The Geita Facility was provided to Geita Gold to repay and refinance a US$100 million term loan facility previously borrowed by Geita Gold on 21 February 2000 from Barclays Capital, repay certain inter-company loans provided to Geita Gold, pay fees and expenses in connection with the Geita Facility and finance the remaining construction and development costs of the Geita Mine.

17.2.2 Key Points of the Geita Facility

The Geita Facility was guaranteed jointly and severally until Completion by Anglogold Limited and Samax Resources Limited ("SRL"). This guarantee is referred to as the "Completion Guarantee".

Both before and after Completion, the Geita Facility is also guaranteed by Cluff Mineral Exploration Limited ("Cluff Mineral"), Cluff Resources Limited ("Cluff"), Cluff Oil Limited ("Cluff Oil") and Geita Management Company Limited ("Geita Management"). Ashanti and Anglogold Limited each own (through subsidiaries) 50 per cent. of the shares of these companies. Except in the case of Geita Management, these companies own no significant assets other than an indirect interest in the Geita Mine. Geita Management's only significant assets are hedging contracts entered into in respect of the Geita Mine.

Ashanti and Anglogold Limited together act as sponsors to the project.

Geita Gold was obliged to "complete" the construction of the Geita Mine by no later than 31 December 2001. This date has been extended to 30 September 2002. Failure to achieve Completion by the revised date will be an event of default which will entitle the lenders, among other things, to enforce their securities granted pursuant to the Geita Facility and to demand payment under the Completion Guarantee. Completion of the Geita Mine will be deemed to have occurred once a number of physical and financial test have been satisfied, including:

(a) a 90 day operational test being met by the Geita Mine;

(b) on the date of Completion Date, certain financial tests being met, including the Loan Life Cover Ratio exceeding 1.7:1, the Project Life Cover Ratio exceeding 2.0:1, the Debt Service Cover Ratio exceeding 1.5:1 and the Reserve Tail exceeding 30 per cent. as those terms are defined in the Geita Circular; and

(c) the approved development plan submitted by Geita Gold and reviewed by the leaders' technical advisor, having been approved by all of the lenders.

Ashanti and Anglogold Limited have entered into a separate agreement (the "Completion Support Agreement") to regulate the liability between themselves in the event that the lenders ever make a demand upon Anglogold Limited under the Completion Guarantee. The intention of the Completion Support Agreement is to put Anglogold Limited in the same position as the lenders under the Geita Facility. However, Anglogold Limited will not be permitted to accelerate or enforce the loan on the basis of the same default or condition that enabled the lenders to call upon the Completion Guarantee. Also, the timing and amount of the repayments to Anglogold Limited will, to the extent possible, be adjusted in order to bring the Geita Mine into compliance with financial ratios.

Geita Gold is obliged to make a mandatory prepayment of the Geita Facility whenever it pays a dividend or distribution to its shareholders. Each prepayment will be of an amount equal to half of the total distribution paid at that time. There is a cap on mandatory prepayments so that the maximum amount that Geita Gold can ever be required to prepay is an amount sufficient to reduce the final repayment date for the Geita Facility by 24 months. In addition, Geita Gold will be required to make a mandatory prepayment if it holds more than US$25 million in its proceeds account on the date of Completion or any principal repayment date. In such circumstances, the prepayment will be equal to one third of the excess over the US$25 million threshold.

On and from Completion, Geita Gold will be obliged to maintain a debt service reserve account with a minimum balance equal to the next scheduled repayment of principal together with all interest, fees and political risk insurance premia falling due and payable in the next six months. This account is funded solely by revenues produced from the Geita Mine or, if Geita Gold chooses, from an irrevocable letter of credit.

Political Risk Insurance ("PRI") has been provided by New Hampshire Insurance (a subsidiary of AIG) and Steadfast Insurance Company (a subsidiary of Zurich International) in favour of the lenders and hedging counterparties covering, amongst other things, the risk of confiscation, expropriation, nationalisation, currency inconvertibility, political violence, war, terrorism, civil commotion, insurrection, rebellion, sabotage, selective discrimination, forced abandonment and other political risks. The lenders are the beneficiaries of the PRI and the PRI premium is paid by Geita Gold.

Geita Gold is required to ensure that at least 50 per cent. of the Geita Mine's anticipated production during the life of the Geita Facility is hedged.

In order to carry out this hedging, a special purpose vehicle (Geita Management) has been established in the Isle of Man. Geita Management carries out all hedges necessary with appropriate hedging counterparties (a syndicate bank or an affiliate or subsidiary of a syndicate bank) to ensure that the financial ratios are met on an ongoing basis. The hedges are carried out on a margin free basis. However, if at any time the aggregate mark-to-market value of the hedges exceeds US$103 million (negative), then as a sanction is that Geita Gold is prohibited from making any further distributions until the negative mark-to-market value reduces to an amount less than US$103 million. The threshold of US$103 million will increase during the life of the Geita Facility as principal repayments are made and additional coverage becomes available under the PRI.

All of the hedged contracts and proceeds from those contracts have been assigned to the lenders under the "Hedging Assignment". This Hedging Assignment agreement forms part of the security package given by Geita Gold to the lenders.

The security package consists of a fixed and floating charge over all the assets and undertakings of SRL, Cluff, Cluff Mineral, Cluff Oil and Geita Management as guarantors under the Geita Facility. A mortgage over the shares of the Geita Management's holding company and a mortgage of any cash held by Geita Gold.

17.3 February 2000 Amended Warrant Deed Poll

A wholly-owned subsidiary of Ashanti, Ashanti Warrants Limited ("Ashanti Warrants"), issued unlisted warrants to subscribe for Ordinary Shares in Ashanti to Ashanti's hedge counterparties in November 1999. The rights attaching to the Warrants and the zero-coupon mandatorily exchangeable notes relating to the Warrants (the "MESs") are set out in a deed poll dated 2 November 1999 and signed by Ashanti and its subsidiary, Ashanti Warrants which was subsequently amended by an amending deed poll dated 21 February 2000.

Each Warrant carries the right to subscribe in cash at any time up to the expiry period in respect of each tranche set out below (the "Subscription Period") at the subscription price of US$3 for one MES in Ashanti Warrants (with a principal amount of US$3). Any MESs subscribed for shall, on the date following two business days after the subscription date, automatically and mandatorily exchange into Ordinary Shares (including treasury shares) of Ashanti. The number of Ordinary Shares to be issued on exchange of the MESs shall be determined by dividing the principal amount of the MESs by the subscription price (i.e. US$3). Warrants may be exercised, in whole or in part, at any time during the Subscription Period in accordance with the procedure set out in the deed poll.

19,835,001 warrants were issued in three equal tranches (being, respectively, the "A", "B" and "C" tranches) with expiry dates for each tranche as follows:

(a) "A" Warrants – 28 April 2004;

(b) "B" Warrants – 28 October 2004; and

(c) "C" Warrants – 28 April 2005.

In certain circumstances (e.g. consolidation, capitalisation of profits, scrip issue, etc), the subscription price can be adjusted. The Warrants are transferable, in whole or in part, subject to applicable securities laws.

In the event of a winding-up of Ashanti (except one sanctioned by Warrantholders), the outstanding Warrantholders will be treated as if their unexercised subscription rights had been exercised in full on the date immediately prior to the effective date of the order or resolution in respect of such winding-up. The unexercised subscription rights and exchange rights shall be deemed to have been exercised in full and the relevant subscription moneys shall be deemed to have been received in full by Ashanti. Accordingly, the outstanding Warrantholders will be entitled to receive such amounts out of the assets available for distribution on a liquidation pari passu with ordinary shareholders (after deducting a sum per ordinary share equal to the subscription price).

Warrantholders also have certain rights in the event of an offer for the share capital of Ashanti which would result in a "change of control" of Ashanti . The Warrantholders would be entitled to receive consideration from the offeror on the basis that they had exercised their warrants and had become holders of Ashanti Ordinary Shares unless, in the case of a share-for-share offer, the offeror offers the Warrantholders (a) offeror warrants; or (b) offeror shares on terms which Ashanti's financial advisers consider fair and reasonable (having regard to the terms of the offer and any other circumstances that appear to the financial advisers to be relevant).

Any Ordinary Shares allotted pursuant to the exchange of the MESs will rank in full for all dividends or other distributions declared, made or paid on or after the date of the relevant exercise notice pari passu with all other ordinary shares in issue at that date.

The outstanding MESs may not be exchanged for cash except in the case of the winding-up of Ashanti, in which case, the holder of a MES will receive an amount equivalent to that which he would have received if the MESs had been exchanged for Ordinary Shares of Ashanti at the date of such winding up.

The Warrantholders may alter the rights attached to the Warrants or the MESs with the approval of Warrantholders present (in person or by proxy) at a meeting of the Warrantholders representing two-thirds of the Warrants in respect of which a vote has been cast.

17.4 New Indenture

The provisions of the New Indenture are summarised in Part XII of these Listing Particulars.

17.5 ACSL has not entered into any contracts (not being contracts entered into in the ordinary course of business) from the date of its incorporation to the date of these Listing Particulars which are or may be material or have a significant effect on the financial position of ACSL. Nor have any such contracts been entered into since incorporation which contain provisions under which ACSL has any obligation or entitlement which is material to ACSL at the date of these Listing Particulars.

18 Current banking and hedging arrangements

18.1 New RCF

18.1.1 On 14 May 2002, Ashanti entered into a US$100 million revolving credit facility with a group of syndicate banks led by Barclays Capital (the investment banking division of Barclays Bank PLC), Bayerische Hypo-und Vereinsbank A.G., NM Rothschild & Sons Limited and Standard Bank London Limited ("Lenders"). The New RCF, which is conditional, amongst other things, on the completion of the Proposed Restructuring will be repaid in eight semi-annual instalments each of US$10 million commencing 12 months after the first drawdown with a further final instalment of US$20 million.

The interest rate applicable to the New RCF increases over the life of the loan. The term of the loan is five years. The interest rate is as follows:

(a) Years 1 and 2 – US LIBOR plus 1.75 per cent.; and

(b) Years 3, 4 and 5 – US LIBOR plus 2.00 per cent.

The New RCF will be provided to the Ashanti Group through its subsidiary Ashanti Finance (Cayman) Limited (the "Borrower") to pay and refinance the US$270 million revolving credit facility dated 3 December 1998 (as amended and restated) between, amongst others, the Borrower and several financial institutions, and once the Existing RCF has been repaid and cancelled in full, for general corporate purposes.

18.1.2 Key points of the New RCF

The New RCF is guaranteed jointly and severally by Ashanti (as Parent), Ashanti Treasury Services Limited ("ATS"), Geita Treasury Services Limited ("GTS"), Société Ashanti Goldfields de Guinee and Ashanti Goldfields Bibiani Limited (as the Guarantors).

The Lenders under the New RCF will have security over all the hedging contracts entered into by ATS and GTS, certain gold refining and purchasing agreements, certain insurance contracts, gold in transit and certain bank accounts.

There is a commitment fee which increases over the life of the loan as follows:

(a) Years 1 and 2 payable at – 0.75 per cent. on available but undrawn amounts; and

(b) Years 3, 4 and 5 payable – 0.90 per cent. on available but undrawn amounts.

The financial covenants will provide that consolidated net debt to consolidated EBITDA is no greater than:

(a) 2.75 x for the twelve month periods ending on 31 December 2002 and 30 June 2003;

(b) 2.50 x for the twelve month period ending on 31 December 2003; and

(c) 2.25 x thereafter.

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Consolidated tangible net worth is not to be less than US$350 million at any time. Consolidated net debt will not exceed 75 per cent. of the consolidated tangible net worth for the period ending on or before 30 June 2004 and thereafter shall not exceed 50 per cent. of the consolidated tangible net worth.

The New RCF imposes terms and conditions on the Ashanti Group including the provision of detailed financial and other information, financial covenants (in greater detail to those referred to above), restrictions on acquisitions, restrictions on investments and loans to non-group companies and ring fenced project finance entities, restrictions on the creation of security, restrictions on disposal of assets, restrictions on making loans or providing credit, and restrictions on change of business. These provisions are reasonably standard for a facility of this nature.

18.1.3 The Events of Default in the New RCF include:

(i) cross default in respect of financial indebtedness of material group members (excluding certain subsidiaries, such as Kimin and ring fenced project finance entities) in excess of US$5 million;

(ii) insolvency of material group members;

(iii) nationalisation of certain assets of the Ashanti Group;

(iv) reduction of foreign exchange retention levels;

(v) termination of the margin free trading arrangements other than in accordance with the terms of the Interim Margin Free Trading Letter, or the New MFTL (as the case may be) and termination of hedging agreements without the consent of Ashanti and its risk management committee; and

(vi) change of control of Ashanti which is reasonably likely to have a material adverse effect.

18.1.4 Conditions Precedent

Drawdown under the New RCF is subject to the satisfaction of (or waiver of) certain documentary condition precedents, which are relatively standard for a facility of this nature.

There are also certain specific conditions precedent which have been tailored to the requirements of the Lenders under the New RCF. These include (but are not limited to) the Proposed Restructuring becoming effective, the approval of the Bank of Ghana to the guarantees given by the Guarantors, the provision of information relating to any pending or current litigation, copies of the Interim Margin Free Trading letters and certificates from the Guarantor's insurers detailing the insurance cover provided.

In addition, the terms of the New RCF provide for certain representations and warranties to be repeated prior to each drawdown request and in respect of each interest period. Such representations include:

(A) there has been no material adverse change in the consolidated financial statements of Ashanti since the date that these statements were drawn up and that other than disclosed by Ashanti prior to date of entry into the New RCF; and

(B) there is no litigation, arbitration or administrative proceedings current or to Ashanti's knowledge, pending or threatened which would if adversely determined be reasonably likely to have a material adverse effect on; (A) the business or financial condition of Ashanti, certain subsidiaries of Ashanti or the Ashanti Group taken as a whole, (B) the ability of Ashanti or its relevant subsidiaries to perform its obligation under the New RCF, or (C) the validity of the New RCF or security documents relating to it.

The Borrower will enter into an escrow arrangement with the Existing RCF Lenders and the New RCF Lenders to ensure that the Existing RCF is repaid from the first drawdown under the New RCF and that consequently the security granted by the Guarantors is released by the Existing RCF Lenders.

18.2 The New Margin Free Arrangements

18.2.1 The Interim MFTL

Ashanti has entered into Interim Margin Free Agreements (one of which is being held in escrow as described in the paragraph entitled "Hedging and Banking Arrangements" in Part I of these Listing Particulars) with all of its Active Counterparties, which govern, amongst other things, the continuation of margin free trading arrangements. Under the Interim Margin Free Agreements, the entitlements of the Active Counterparties to call for margin under their hedging arrangements with Ashanti would be suspended unless and until any hedge counterparty actually calls for margin or collateral, or Ashanti provides any form of margin or collateral, in respect of its hedging arrangements.

Such entitlements of the Active Counterparties to call for margin under their hedging arrangements with Ashanti shall be immediately and automatically reinstated, if an event of default occurs which is continuing and has not been waived by the Majority Counterparties (which bears the same meaning as in the Existing MFTL described in paragraph 9 of Part I) and the Majority Counterparties give notice to Ashanti of such event of default.

The Interim Margin Free Agreements are conditional upon satisfaction of the following conditions prior to 15 March 2003:

(a) the Proposed Restructuring (or such other restructuring as is approved by a Super Majority of Hedge Counterparties) being completed. (Super Majority means the approval of the Majority Counterparties which also represent at least two-thirds in number of the Active Counterparties);

(b) release from escrow to Ashanti of the Interim Margin Free Agreement currently held in escrow; and

(c) Ashanti having available to it loan facilities in an amount of not less than US$25 million available for drawing for working capital purposes for a period of not less than 15 months from the date of posting of the documentation to Shareholders in relation to the Proposed Restructuring.

The Interim Margin Free Agreements contain a termination provision, whereby once the Interim Margin Free Agreements have become unconditional, the Interim Margin Free Agreements will terminate and the Existing MFTL will be amended and restated to provide for margin free trading on an ongoing basis, subject only to certain limited rights to terminate hedging agreements with the Ashanti Group. The terms of the New MFTL are described below in paragraph 18.2.2.

In addition the Interim Margin Free Agreements contain provisions which, subject to certain exceptions, would enable the Hedge Counterparties to terminate their hedging arrangements with Ashanti in the event of the announcement of the completion of the sale of all or part of Ashanti's interest in the Geita Mine and/or the related joint venture. Such termination right shall fall away if waived by a Super Majority or the requisite majority of the holders of the New Notes authorise the disposal under the terms of the New Indenture provided that the authorisation is not granted on the basis of accelerated repayments or redemptions of the New Notes.

18.2.2 The New MFTL

The New MFTL becomes effective once the Interim Margin Free Agreements have been signed by all the Active Counterparties and the other conditions precedent to such Interim Margin Free Agreements have been satisfied. The following conditions will remain to be satisfied:

(a) the Proposed Restructuring (or such other restructuring as is approved by an appropriate majority of Hedge Counterparties); and

(b) Ashanti having loan facilities available for drawdown for 15 months from the date of the Circular of not less than US$25 million for working capital purposes.

The New MFTL amends and restates the Existing MFTL (described in paragraph 9 of Part I).

The New MFTL also provides that any right that a Hedge Counterparty may have, under any of its existing hedging arrangements, to call for margin or otherwise require the provision of any form of security or collateral shall be cancelled and that any new hedging arrangements entered into shall not benefit from margin, or otherwise require the provision of any form of security or collateral other than in certain limited circumstances.

The Hedge Counterparties have a right to terminate their hedging agreements with the Ashanti Group on the occurrence of any of the following:

(a) any Ashanti Group member granting any person the right to call for, or require the provision of, margin or equivalent collateral; or

(b) any person actually calling for, or requiring the provision of, margin or equivalent collateral from any Ashanti Group member (in circumstances where it is permitted to do so pursuant to its hedging agreements with Ashanti); or

(c) any Ashanti Group member entering into a hedging arrangement with a cross-default threshold less than US$5 million; or

(d) any Ashanti Group member granting any right, to any person who enters into a hedging arrangement with any member of the Ashanti Group, analogous or superior to the non-disposal right granted to the Hedge Counterparties in connection with the Geita Mine (or any part of it) or any member of the Joint Venture Group (as defined in the Existing RCF); or

(e) any Ashanti Group member actually paying, posting or granting margin or equivalent collateral,

in each case in relation to any hedging arrangement (other than any permitted hedging arrangement). Permitted hedging arrangements generally relate to hedging in connection with project financings.

In addition, if Ashanti is no longer in compliance with its hedging policy or amends its hedging policy without the prior written approval of the relevant majority of Hedge Counterparties, the Hedge Counterparties will be entitled to terminate their hedging arrangements with the Ashanti Group.

The New MFTL does not contain the covenants and events of default as are set out in the Existing MFTL, however, the New MFTL does contain amongst other things, financial covenants and a non-disposal clause relating to the Geita Mine.

The non-disposal clause gives the Hedge Counterparties a right to terminate all hedging arrangements they have with any member of the Ashanti Group. This termination right is only exercisable during such period as the holders of Existing Notes, or New Notes after the completion of the Proposed Restructuring, have a right to have their indebtedness repaid or repurchased ("Noteholders Repayment Right") as a result of an announcement of the completion of the sale of all or any part of the Ashanti Group's interest in the Geita Mine or any member (in whole or part) of the Joint Venture Group (as defined in the Existing RCF).

The termination right can be waived by a Super Majority (as defined above) of the Active Counterparties, and will fall away if at least 75 per cent. in value (as at the business day before the Noteholders Repayment Right has become exercisable) of the holders of the Existing Notes, or New Notes after the completion of the Proposed Restructuring, irrevocably confirm in writing that they will not exercise their Noteholder Repayment Right.

18.2.3 The Supplemental Indenture

By a first supplemental indenture entered into between Ashanti Capital, Ashanti and The Bank of New York as the trustee under the Existing Indenture dated 10 May 2002, the Existing Indenture was amended to permit Note Investors in connection with the Scheme and prior to the Record Date to exchange interests in the Existing Notes in the form of global notes for registered notes.

19 **Principal establishments and principal investments**

19.1 The Ashanti Group occupies a number of establishments pursuant to the terms of its mining leases and licences as set out in Part IV. The other principal establishments from which the Group operates are as follows:

Location	Use	Approximate area	Tenure	Term of Lease	Rent per annum
Gold House Patrice Lumumba Road Roman Ridge PO Box 2665 Accra	Head Office	0.79 acres	Leasehold	50 years from 1 February 1987	Cedis 118,500 subject to review after every seventh year of the lease
3rd Floor 12-14 Ridgeway Street Douglas Isle of Man IM1 1EN	Office	1,430 sq feet	Leasehold	3 years from 1 September 2001	£24,400 p.a

20 **Litigation**

20.1 ACSL is not and has not been involved in any legal or arbitration proceedings, nor, so far as the Directors are aware, are there any such proceedings pending or threatened involving ACSL, which may have or have had since the date of incorporation, a significant effect on ACSL's financial position.

20.2 Save as disclosed in this paragraph 20, neither Ashanti nor any other member of the Ashanti Group is or has been involved in any legal or arbitration proceedings, nor, so far as the Directors are aware, are there any such proceedings pending or threatened involving Ashanti or any member of the Ashanti Group, which may have or have had in the previous 12 months, a significant effect on Ashanti or the Ashanti Group's financial position.

20.3 Ashanti, Sam Jonah, and Mark Keatley (Ashanti's former Chief Financial Officer) have been named as defendants in a consolidated class action under the United States federal securities laws in the United States District Court for the Eastern District of New York alleging non-disclosures and misstatements concerning Ashanti's hedging position and programme. The plaintiffs contend that Ashanti and individual defendants' actions violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated under that act. Two of the proposed class actions that were consolidated purported to be brought on behalf of investors who purchased Ashanti's stock during the period 28 July 1999 through to 5 October 1999 (the "1999 Class Period"), while the third purported to be brought on behalf of investors who purchased Ashanti's stock during the period 21 April 1997 through to 5 October 1999 (the "1997-1999 Class Period"). The plaintiffs seek unspecified damages, attorneys' and experts' fees and other relief.

The three actions were consolidated for all purposes by the Court and the Court appointed lead plaintiffs and lead counsel under the US Private Securities Litigation Reform Act of 1995. A consolidated amended class action complaint was filed on 27 October 2000. Pursuant to a Stipulation and Order signed by the Court, the claims in the 1997-1999 Class Period have been stayed and the consolidated amended complaint addresses only claims in the 1999 Class Period.

Ashanti is vigorously defending the claims. Ashanti moved to dismiss the consolidated amended class action complaint; in a decision dated 13 February 2002, the Court granted in part and denied in part that motion. Ashanti has not yet answered the consolidated amended class action complaint and no discovery has taken place. Although Ashanti cannot make any assurances regarding the ultimate outcome of the litigation, it believes that the outcome will have no material adverse effect on Ashanti's financial position.

20.4 A number of expatriate employees instituted an action against Kilo-Moto Mining Company ("Kimin"), a Democratic Republic of Congo ("DRC") (formerly Zaire) subsidiary of Ashanti and Ashanti in the Brussels Labour Court for arrears of salary, severance payments and payment in lieu of holiday. On 16 November 1999, the Brussels Labour Court upheld the claims of four of the ex-employees against Kimin for arrears of salary incurred up to 1 October 1997. The Brussels Labour Court also held that Ashanti was jointly and severally held liable with Kimin for the claimants' salaries and severance payments as from 1 October 1997. Kimin and Ashanti appealed against the judgment. In October 2000, the plaintiffs unsuccessfully instituted proceedings in Kinshasa, DRC to enforce the provisional judgment against Kimin in the DRC. The Brussels Labour Court of Appeal issued its judgement on 13 March 2002. The Court awarded a total sum of 1,501,870.34 euros (approximately US$1.35 million)) plus 7% interest, in favour of the affected ex-employees as against the total amount claimed by them of US$2.2 million plus interest. Approximately 52% of the Judgement Award is to be settled by Kimin and Ashanti on a joint and several liability basis and the remainder is the sole liability of Kimin. Based on information currently available the liability has been reasonably provided for in the Ashanti Group's financial statements. Ashanti's liability for a further claim for payment in lieu of holiday will be decided later this year.

20.5 In July 2001, the Serious Fraud Office in Ghana, which had instituted investigations into alleged financial improprieties at Ashanti's Obuasi mine, issued a report which cleared Ashanti and its management of any wrongdoing.

21 SEC review of Ashanti's 20-F filings

Ashanti received a comment letter from the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC") concerning its 2000 Form 20-F (the "Comment Letter"). Among other things, the Comment Letter addressed issues relating to Ashanti's reconciliation of its financial statements from accounting principles generally accepted in the UK ("UK GAAP") to accounting principles generally accepted in the United States ("US GAAP"). Ashanti's financial statements are prepared pursuant to UK GAAP; when it files its Forms 20-F in the US, Ashanti reconciles its UK GAAP financial statements to US GAAP. In the course of responding to the Comment Letter, Ashanti determined that it was appropriate to make certain restatements to the 2000, 1999 and 1998 UK GAAP to US GAAP reconciliations. Although the SEC has not completed its review of Ashanti's responses to the Comment Letter and thus the final effects of the restatement may differ from the presentation in this document, based on matters raised in the Comment Letter, Ashanti believes that there will be no material changes to its UK GAAP financial statements as published in its annual report, for the years 1998, 1999 and 2000. Based on the responses made by Ashanti so far to the Comment Letter, the principal net effects of the restatements will be to (i) change the US GAAP loss attributable to shareholders from US$242.9 million to US$270.1 million for the year 2000, from US$382.1 million to US$407.7 million for the year 1999, and from US$19.1 million to a profit of US$12.1 million for the year 1998 and (ii) change the US GAAP shareholders' equity from US$209.2 million to US$189.1 million for the year 2000 and from US$464.1 million to US$456.1 million for the year 1999; the items affected by the restatements include the US GAAP treatment of, among other things, amortisation of goodwill and other intangible assets, impairment of long-lived assets, deferred income taxes, and accounting for derivative financial instruments with respect to the treatment of deferred hedging gains and losses as a result of early closeouts of such instruments. In addition, the Comment Letter suggested certain changes to the text of the 2000 Form 20-F. As at 14 May 2002 (being the last practicable date prior to publication of this document), Ashanti had not received any comments from the SEC on its responses. When the SEC has indicated that it has completed its review of Ashanti's responses to the Comment Letter, an amended 2000 Form 20-F will be filed, if appropriate.

22 Risk Factors

22.1 Impact of High Leverage and Gold Price on Liquidity

In 1999, when the gold price rose sharply, Ashanti was faced with potential margin calls from its Hedge Counterparties, which Ashanti could not meet. An agreement was reached with the hedge counterparties exempting Ashanti, subject to meeting certain covenants, from the requirements to post margins until December 2002. During the same period Ashanti also experienced a liquidity crisis due to the fact that it had not been able to secure the additional financing it needed to complete building the Geita Mine. This was overcome by obtaining a US$100 million bridge facility which was retired in December 2000 along with certain tranches of Ashanti's Existing RCF using proceeds from the sale of a 50 per cent. interest in Cluff Resources Limited, owner of the Geita Mine.

At 31 December 2001, Ashanti had US$25.4 million of undrawn committed facilities which are available to be drawn by Ashanti during 2002 subject to Ashanti complying with the covenants contained in the Existing RCF and meeting its quarterly repayments which commenced in March 2002. If Ashanti breaches covenants contained in either the Existing RCF or the Existing MFTL, then the bank facilities may be withdrawn and become repayable early and the margin free trading arrangements may also be withdrawn.

Ashanti will need to meet its repayments which fall due in 2002 from operating cash flow and hedge close outs or the balance under the Existing RCF. The sufficiency of the cash flows and the availability of these facilities in 2002 will depend to a large extent on the gold price at that time and Ashanti maintaining its operational efficiencies.

As at 31 December 2001, Ashanti's gross debt level was US$325.9 million (excluding the 50 per cent. share of the US$124.3 million non-recourse Geita project finance loan) and shareholder funds amounted to US$340.3 million, leaving Ashanti relatively highly leveraged. Almost all of Ashanti's debt matures in late 2002/early 2003. Ashanti is proposing to effect the Proposed Restructuring and complete the New RCF, Interim Margin Free Arrangements and New MFTL so as to improve leverage and liquidity. All of these are conditional as referred to in paragraph 18 of Part XVII of these Listing Particulars. There can be no certainty that they will become effective or that, if they do become effective, there will not be an event which gives rise to a default or termination rights under the New Indenture, the New RCF or the New MFTL. If Ashanti fails to complete the Proposed Restructuring then in the absence of other deliverable proposals it will face a serious liquidity crisis.

22.2 Gold Price Volatility

Ashanti's profitability, viability, cash flow and ability to pay capital expenditure is significantly affected by changes in the market price of gold. Historically, gold prices have fluctuated widely and are affected by numerous industry factors, such as demand for precious metals, forward selling by producers, sales and purchases of gold by central banks, and production and cost levels in major gold-producing regions such as South Africa, Australia, the United States and the countries of the former Soviet Union. Moreover, gold prices are also affected by macro-economic factors such as expectations for inflation, interest rates, currency exchange rates and global or regional political and economic situations. Gold market prices are also affected by worldwide production levels which have increased in recent years.

The price of gold is affected by supply and demand factors. However, these factors may not influence the price of gold as markedly as they do in other commodity markets owing to the non-market related central bank sales. The potential supply of gold consists of new mine production plus existing stocks of bullion and fabricated gold held by governments, central banks, financial institutions, industrial organisations and individuals. The demand for gold stems from jewellery demand and industrial uses.

Because mine production in any single year constitutes a small portion of the total supply of gold, normal variations in current production do not necessarily have a significant effect on the supply of gold or its price. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of a number of factors including actions taken by central banks and financial institutions, economic conditions, announcements made by and in respect of certain gold producers, movements in US interest and gold lease rates, speculative activities and market concerns about peace and stability. If gold prices should decline below Ashanti's cash costs of production and remain at such levels for any sustained period, Ashanti could determine that it is not economically feasible to continue the commercial production of gold.

The volatility of gold prices is illustrated in the following table which sets forth the annual high, low and average of the afternoon gold price fixed by the London Gold Market ("London P.M. fix") for the period to 14 May 2002.

Year	High US$	Low US$	Average US$
1985	341	284	317
1986	438	326	368
1987	500	390	446
1988	484	395	437
1989	416	356	381
1990	424	346	383
1991	403	344	362
1992	360	330	344
1993	406	326	360
1994	396	370	384
1995	396	327	384
1996	416	368	388
1997	368	281	330
1998	313	273	294
1999	326	253	279
2000	313	264	279
2001	293	256	271
2002 to 14 May 2002	312	278	295

Source of Data: Metal Week

Although Ashanti conducts hedging operations to reduce the risk associated with gold price volatility, there is a risk that Ashanti's hedging strategy will not be successful. For further information, see paragraph 22.3 below and Part V of this document.

22.3 Hedging Operations

Ashanti engages in hedging transactions. Ashanti uses various types of instruments in its hedging activities, which include forward sales, options, and lease rate swaps as more particularly described in Part V of this document. To the extent that Ashanti hedges its gold production, it may not fully participate in increases in the spot price of gold on the portion of its production that is hedged.

The cash flows from and mark-to-market values of the hedge book can be affected by factors such as gold price volatility, US interest rates, lease rates and market conditions, which are generally outside the control of Ashanti. Ashanti's hedging transactions currently are entitled to margin free trading until 31 December 2002, subject to the satisfaction of certain conditions and Ashanti complying with certain covenants contained in the Existing MFTL. In the event that these conditions are not satisfied or these covenants are not complied with, Ashanti could be subject to margin calls, which if sufficiently large could materially adversely affect the financial condition of Ashanti. In addition, to the extent that Ashanti is not able to sustain hedging transactions because it is unable to meet margin calls or otherwise, it will lose the protection of those transactions.

In addition to the Existing MFTL, Ashanti's relationships with its hedge counterparties with whom it has outstanding derivatives are governed by 1992 ISDA Master Agreements. These agreements contain, amongst other things, certain events of default and termination events which could lead to early close-outs of hedges and in some cases a cross default under the other facilities of Ashanti; in the event of such an early termination, the cash flows from the affected hedge instruments would cease and Ashanti and the relevant hedge counterparty would settle all of their obligations at that time. In that event, there could be a lump sum payment either to or by Ashanti, although Ashanti cannot predict the magnitude or direction of such a payment, which would depend upon, among other things, the characteristics of the particular hedge instruments that were terminated and the market conditions at the time of termination.

Ashanti is seeking following the Proposed Restructuring becoming effective to minimise the risk of persons being able to call for margin or to terminate the hedging agreements. Ashanti has entered into Interim Margin Free Agreements with all of its Active Counterparties. The Interim Margin Free Agreements remain conditional as described in paragraph 18 of Part XVIII of these Listing Particulars. There can be no certainty that they will become effective. If they do become effective then the Active Counterparties will be obliged to enter into the New MFTL.

Under the New MFTL Ashanti has agreed to comply with the revised hedging policy summarised in Part V of this document. There can be no certainty that the affairs of the Ashanti Group can be managed such that there will not be an event in the future which gives rise to termination rights under the New MFTL.

22.4 Reserves Estimates

Ashanti has prepared the ore reserve figures presented in this document in accordance with industry practice. However, such figures are estimates and there is a risk that the indicated amount of gold might not be recovered. Reserve estimates may require revisions based on actual production experience and increases in costs. Further, a decline in the market price of gold may render ore reserves containing relatively lower grades of gold mineralisation uneconomical to recover and may ultimately result in a restatement of Ashanti's reserves. In recent years, Ashanti has restated its reserves as a result of the decrease in the gold price. There is a risk that Ashanti will have to restate its reserve estimates in the future as a result of further decreases in the gold price or increases in costs. A downward restatement of reserve estimates could have a negative impact on the lives of mines and future production levels.

22.5 Exploration and Development Risks

To maintain gold production into the future beyond the life of the current reserves or to increase production materially above projected levels, Ashanti will be required to discover further reserves. Exploration for gold is speculative in nature, involves many risks and frequently is unsuccessful. Any gold exploration programme entails risks relating to the location of economic orebodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities at any site chosen for mining. There is a risk that Ashanti's exploration efforts will not result in the discovery of gold mineralisation or that any mineralisation discovered will not result in an increase of Ashanti's reserves. If reserves are developed, it can take a number of years and substantial expenditures from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. There is a risk that the Ashanti Group will not be able to fund future through debt or equity issues major developments to maintain production levels in future years. Ashanti's current proven and probable contained gold reserves as at 31 December 2001 were approximately 26.1 million ounces prior to making allowance for minority and joint venture interests. There is a risk that Ashanti's exploration programmes will not result in the replacement of current production with new reserves, or that Ashanti's development programme will not be able to extend the life of Ashanti's existing mining operations or result in any new commercial mining operations.

22.6 Mining Risks

The business of gold mining is subject to certain risks and hazards, including environmental hazards (for example the collapse of a tailings dam) and geological uncertainties (for example, collapse of pit wall as occurred recently at Obuasi and the slip in the pit wall as occurred recently at Bibiani), industrial accidents, discharge of toxic chemicals, fire, and extreme weather conditions. At Obuasi, Ashanti is heavily reliant on the availability of the KMS shaft and to a relatively lesser extent KRS and GCS shafts. Any serious damage to these shafts or any major mechanical failure would have a significant impact on revenues and also capital expenditures for any repair work. The occurrence of any of these hazards can delay production, increase production costs and result in liability for Ashanti. Ashanti insures against certain risks of mining and processing. Ashanti's ability to continue to obtain insurance on competitive terms is largely dependant on the state of the insurance market. Ashanti's insurance has monetary limits on both the amounts of such claims and deductibles. Ashanti may not be able to maintain these limits, may have to agree to higher deductibles and may not be able to cover certain types of risk. Additionally, given the nature of the company some of the risks may be insured in the African insurance market. Ashanti does not, however, currently insure against environmental liabilities and is not able to obtain insurance for certain movements of bullion. Ashanti may become subject to liability for pollution or other hazards against which it has not insured or cannot insure, including those in respect of past mining activities. The Ashanti Group is using mining contractors at a number of its mines to mine the ore. Ashanti does not own all the mining equipment at these sites. Ashanti may face disruption in the event of any of the mining contractors having financial difficulties or should Ashanti seek either to renegotiate the mining contract or to replace the existing contractor.

22.7 Yearly Output

The actual amount of Ashanti's gold production in any year will be affected by a number of factors, including the ability of Ashanti's mining operations and infrastructure to produce the required tonnages of ore, acquisition by Ashanti of gold mining properties, the grade of ore available to be mined and Ashanti's ability to control the grade of such ore, the amenability of the ore being mined to Ashanti's processing methods, the absence of disturbances affecting mining and processing such as industrial strikes, fire, drought, floods and disturbances in fuel and power supply, delays in procurement and equipment failure. In the past, Ashanti's annual gold production has been affected by these and other factors and, as a result, there is a risk that Ashanti will not be able to produce at its budgeted levels in any financial year. In particular, a shortage of rainfall to date may impact on power supplies and therefore on production. Ashanti will also always lose some gold through the activities of indigenous miners and theft by employees, although measures are implemented by the Ashanti Group to restrict these losses and to make sure that their activities do not adversely affect production. Although Ashanti conducts planned maintenance programmes at each mine and maintains critical spares and where possible develops contingency plans, production could be severely disrupted by the breakdown of, or where unscheduled maintenance is required on, certain items of mining or processing equipment.

22.8 Infrastructure

A substantial portion of Ashanti's mining operations in Ghana are dependent for their electricity supply on hydro-electric power supplied by the Volta River Authority ("VRA"), an entity controlled by the Government, although Ashanti also has access to VRA electricity supply from a recently constructed smaller thermal plant. The VRA's principal electricity generating facility is the Akosombo Dam and during periods of extended drought the operations of the Akosombo Dam and electricity supplies may be curtailed as experienced by Ashanti in 1998. In addition, electricity supplied to Ashanti has been subject to voltage fluctuations, which can damage equipment used by Ashanti in its operations. Other than short-term stand-by generators, Ashanti has no means of obtaining alternative power in the event of a supply shortage from the VRA. Mining operations in Guinea and Tanzania are dependant on power supplied by outside contractors and for supplies of fuel and other bulk consumables such as cement and cyanide being delivered by road. Disruptions to power supply and production loss has occurred as a result of equipment failure. Supplies may be curtailed in the event of floods or other adverse conditions and this might effect production.

22.9 Ghanaian Political Risks

Ashanti is a Ghanaian company whose principal operations and headquarters are in Ghana and a substantial portion of Ashanti's gold production is mined in Ghana. Although political conditions in Ghana have been stable in comparison with those in many other African states, it has a history of political instability and both the economy and the political system, and hence future government policy, may be considered relatively uncertain. Presidential and parliamentary elections were conducted under the present constitution in 1992, 1996 and 2000. The possibility that a Ghanaian government may adopt substantially different policies in the future, which might extend to the renationalisation of privatised assets and the modification of the regulatory or fiscal regime governing mining companies in Ghana, cannot be ruled out. The policies of the Government will from time to time be influenced by economic and political considerations so there is a risk that the current policies of the present Government of Ghana will not be continued in their present manner. See paragraph 2.12 of Part IV.

22.10 Environmental Regulation

The countries in which Ashanti operates do not currently have fully developed systems of environmental regulation. Ashanti anticipates that these countries may adopt more stringent regulations in the future which could adversely affect operational flexibility and costs. Additionally there could be a requirement for the Ashanti Group to provide for reclamation in the form a cash deposit or financial guarantee. In particular, new environmental rules could restrict the Ashanti Group from mining certain areas, particularly mining in designated forest areas.

22.11 Labour Relations

Ashanti relies to a large degree on a unionised work force. Management views its relations with its employees and their labour unions as generally good. However, in 1999 it experienced strikes at its Obuasi mine, and in 2000 at its Freda-Rebecca mine, and there is a risk that strikes or other types of conflict with unions or employees that may have a material adverse effect on Ashanti may occur in the future.

22.12 General Political Risks

Ashanti is actively engaged in exploration projects throughout Africa and in mining projects in Zimbabwe, Tanzania and Guinea. Political instability and economic uncertainty characterise many of these countries. In these countries, government policy may be unpredictable, and the institutions of government may be unstable and may be subject to rapid and not necessarily peaceful change. Ashanti's activities in these countries might also be adversely affected by any sanctions against the country, new rules against foreign investors and worker unrest as a result of any such political change. At the moment Zimbabwe is going through substantial political upheaval.

Any existing or new mining project carried on by Ashanti outside Ghana will be subject to various national and local laws, policies and regulations governing the prospecting, developing and mining of mineral resources and taxation, exchange controls, employee relations, health and safety, environment and other matters. Any investment by Ashanti outside Ghana will require approval under Ghanaian Exchange control regulations as more particularly described in paragraph 2.13 of Part IV. There is a risk that any necessary permits, authorisations and agreements to implement planned projects, to remit monies and to maintain foreign currency in offshore accounts will not be obtained under conditions or within time frames that make such plans economic, or that applicable laws or the governing political authorities will change and that any such change could have a material adverse effect on Ashanti.

22.13 Control by Principal Shareholders

Following the Proposed Restructuring (but before any exercise of exchange rights in respect of the Warrants and the New Notes) approximately 28.1 per cent. of the issued share capital will be held by Lonmin Plc ("Lonmin"), and approximately 17.1 per cent. will be held by the Government of Ghana. As such following the Proposed Restructuring becoming effective, Lonmin, will no longer be a controlling share-holder under the UKLA Listing Rules. The Government of Ghana also holds the Golden Share, which provides the Government of Ghana with a right of veto in respect of certain specified changes regarding Ashanti. If Lonmin and the Government of Ghana vote in the same manner on any matter requiring approval of a simple majority of the outstanding Ordinary Shares, they will materially influence whether such matter will be approved or defeated, as the case may be. In addition, Lonmin and the Government of Ghana may be able to preclude any take-over or proxy contest.

The Government of Ghana has through the Mining Law, as more particularly described in paragraph 3.1.1 of Part IV the power to object to a person becoming or remaining a "shareholder controller", "majority shareholder controller" or an "indirect shareholder controller" of Ashanti if they consider that the public interest would be prejudiced. Relations with the Government were strained during the period of Ashanti's hedge crisis in late 1999 and early 2000. The Government of Ghana has had substantial influence over and continues to take a keen interest in Ashanti; the interests that the Government of Ghana may seek to protect may at certain times differ from those of certain shareholders.

22.14 Ghana Company Law

Ashanti is a Ghanaian company and thus regulated by Ghana law and subject to the jurisdiction of the Courts of Ghana. Although this law is based substantially on English company law, the decisions of the English Courts may not be followed in reaching the judgement of an issue in Ghana. In early 2000, a legal action was commenced against Ashanti with a view to a general meeting being convened at short notice so as to replace the then board of directors; an injunction was also sought to prevent Ashanti from , among other things, entering into the US$100 million financing. The orders made by the Ghanaian High Court for the convening of an extraordinary general meeting of Ashanti and the injunction prohibiting Ashanti from entering into the US$100 million financing were by the consent of the Plaintiffs and Ashanti withdrawn, rescinded and revoked by the Court rendering the orders void. Although the orders were vacated in this instance, there is no guarantee that a similar action will not be brought in the future and Ashanti might not be successful in defending it.

22.15 Dividend Risk

Ashanti did not pay dividends with respect to the financial years 1999, 2000 or 2001. As stated in the audited accounts for the year ended 31 December 2001, Ashanti currently has a deficit on reserves of US$406.9 million. In light of this deficit, its current financial position and restrictions in its debt instruments, Ashanti does not anticipate paying dividends for the foreseeable future.

22.16 Litigation Risk

Ashanti is subject to litigation and Governmental investigations, including a consolidated class action pending in the US alleging misstatements and non-disclosures concerning Ashanti's hedging programs and seeking unspecified damages. Although Ashanti believes that these matters will not adversely affect its business or financial condition, there is a risk that they could have such an effect.

22.17 Restructuring Risk

The Proposed Restructuring is subject to the conditions set out in Part XI of this document. As well as obtaining the approvals of the appropriate majorities of Noteholders, to become effective the Scheme requires approval of the Grand Court and of the US Bankruptcy Court for the granting of the permanent restraining order. Approval of shareholders of Ashanti of an ordinary resolution is required. Ashanti is seeking the appropriate approval of the Lending Banks to the Proposed Restructuring, on the basis that Ashanti will undertake to the Lending Banks not to make the Scheme effective unless it is able immediately thereafter to draw down on the New RCF to repay the Existing RCF. Unless Ashanti is able to repay the Existing RCF by other means, the Proposed Restructuring can only become effective if Ashanti has satisfied the conditions precedent to the New RCF as set out in paragraph 18.1.4 of Part XVII of this document.

Whilst the Proposed Restructuring is not conditional on the Interim Margin Free Agreements (and therefore the New MFTL) becoming effective, Ashanti will only benefit from extended margin free trading when they become effective. The conditions to the Interim Margin Free Agreements are set out in paragraph 18.2 of Part XVII of this document. There can be no certainty that the conditions to the Proposed Restructuring, the Interim Margin Free Agreement or the New RCF will be satisfied. If Ashanti fails to complete the Proposed Restructuring then in the absence of other deliverable proposals it will face a serious liquidity crisis.

23 Taxation

23.1 Certain US Tax Consequences

The following summary describes certain US Federal income tax consequences of the ownership of the New Notes, New Shares and New GDSs. Except where otherwise noted, this summary relates only to the position of persons who are the beneficial owners of the New Notes, New Shares and New GDSs (and references in this paragraph 23.1 to "holders" shall be construed accordingly) and may not apply to special situations such as those of dealers in securities.

This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), regulations promulgated thereunder, and administrative and judicial interpretations thereof (as of the date hereof) all of which are subject to change, possibly on a retrospective basis. The summary does not include any description of the tax laws of any state, local or non-US governments that may be applicable to the New Notes, the New Shares or the New GDSs or any holders thereof.

The summary does not discuss all aspects of US Federal income taxation that may be relevant to a particular type of investor and specifically does not address certain types of investors subject to special treatment under the US Federal income tax laws (such as financial institutions, broker-dealers, dealers in currencies, S corporations, insurance companies, tax-exempt organisations and taxpayers subject to the alternative minimum tax). This summary does not include any discussion of New Notes, New Shares or New GDSs held as part of a hedge, straddle, "synthetic security" or other integrated investment (including a "conversion transaction") comprised of a New Note, New Share or a New GDS and one or more other investments or situations in which the functional currency of the holder is not the US dollar.

All persons considering the proposals included within these documents should consult their own tax advisers concerning US tax consequences in the light of their particular situations as well as any consequences arising under the law of any other relevant tax jurisdictions. No representations with respect to the tax consequences to any particular holder of the New Notes, the New Shares or the New GDSs are made hereby. Holders of the New Notes, the New Shares or the New GDSs are strongly urged to consult their professional advisers to determine their own tax position.

The term "US Holder" means a holder of a New Note, a New Share or a New GDS, as the case may be, that is, for US Federal income tax purposes, (A) a citizen or resident of the US, (B) a corporation, limited liability company, partnership or other entity created or organised under the laws of the US or of any political subdivision thereof, (C) an estate, the income of which is subject to US Federal income taxation regardless of source, or (D) a trust, if a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions. The term "Non-US Holder" means a holder of a New Note, Share or a GDR, as the case made be, that is not a US Holder.

Ashanti and Ashanti Capital are treated as corporations for US Federal income tax purposes. The US Federal tax consequences of Ashanti or Ashanti Capital changing its status to other than a corporation are outside the scope of these general comments.

23.1.1 Interest on the New Notes

Interest paid or deemed paid or accrued on a New Note will generally be taxable to a US Holder as ordinary interest income in accordance with such holder's method of tax accounting.

23.1.2 Redemption of New Notes

The New Notes will be mandatorily redeemable by Ashanti in semi-annual instalments of US$12 million commencing on 31 December 2003 to the extent not already exchanged. The balance of any New Notes not exercised or redeemed will be repayable in full on 30 June 2008. Ashanti also has the option on each semi-annual redemption date to redeem an additional US$12 million of New Notes. For US Federal income tax purposes, these redemptions will be treated as a partial disposal of the New Notes. Gain or loss realised on the redemption of the New Notes will be capital gain if the US. Holder held the New Notes as a capital asset and will be long-term capital gain if the New Notes were held for more than one year. The basis in the New Notes should be allocated pro rata between the portion of the debt instrument retired and the portion that remains outstanding for each tranche of New Notes redeemed to determine the amount of capital gain or loss.

23.1.3 Exchange of New Notes for New Shares or New GDSs

The New Notes will be exchangeable by the holders into New Shares or New GDSs at any time at a defined initial exchange price. A US Holder generally should be required to recognise a gain or loss on the exchange of an exchangeable debt security for shares in a corporation other than the corporation that issued the debt security. Accordingly, the US Holder generally should recognise a gain or loss equal to the excess fair market value of the instrument received in the exchange over their basis in the instrument surrendered. The US Holder's basis and holding period in the New Shares or New GDSs will be the fair market value of the New Shares or New GDSs received on the date of exchange and the holding period of the New Shares or New GDSs will begin on the date of the exchange.

23.1.4 Dividends in respect of the New Shares or New GDSs

In general, for US Federal income tax purposes, holders of New GDSs will be treated as owners of the New Shares represented by those New GDSs. The gross amount of a distribution (that is, the amount before reduction for Ghanaian withholding tax) with respect to New Shares or New GDSs will be treated as a dividend and taxable as ordinary income to the US Holder to the extent of Ashanti's current and accumulated earnings and profits, computed in accordance with US Federal income tax principles. The dividend will generally be treated as foreign-source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions in excess of Ashanti's current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder's tax basis in the New Shares. To the extent a distribution exceeds the US Holder's tax basis, the excess will be treated as capital gain.

Ashanti's ordinary dividends are declared and paid in US dollars to shareholders on the International Register unless they elect to receive them in Pounds Sterling. Dividends paid in amounts other than US dollars will be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the US Holder or by the GDS Depositary, in the case of New GDSs. If the amounts other than US dollars are converted into US dollars on the day they are received, US Holders generally should not be required to recognise foreign currency gain or loss in respect of the dividend income.

Ghanaian tax withheld from dividend distributions will be treated as a foreign income tax that US Holders may elect to deduct in computing their taxable income or credit against their US Federal income tax liability. The credit amount is subject to the limitations set forth in Section 904 of the Code which limits the extent to which a US taxpayer may credit against its US Federal income tax liability, any taxes paid by it to a foreign country.

In addition, a corporate US Holder that owns at least 10 per cent. of more of the New Shares who receives a dividend is deemed to have paid a pro rata share of the foreign taxes paid by Ashanti. These deemed paid credits are eligible for the foreign tax credit. Because the foreign tax credit provisions of the Code are very complex (particularly the provisions relating to the deemed paid foreign tax credit and the limitations on the claiming of the credit), US Holders should consult their own tax advisors with respect to the claiming of foreign tax credits.

23.1.5 Sale or other Disposition of New Shares or New GDSs

Gains realised on the sale, exchange, redemption or other disposition of New Shares or New GDSs will be considered capital gains if the US Holder held the New Shares or New GDSs as a capital asset and will be long-term capital gains if the New Shares or New GDSs were held for more than one year. Deposits and withdrawals of Shares by US Holders in exchange for New GDSs will not result in the realisation of gain or loss for US Federal income tax purposes.

The capital gain or loss will be determined as the difference between the amount realised on the sale, exchange or redemption and the US Holders adjusted basis in the New Shares or New GDSs. A US Holder's adjusted basis in the New Shares or New GDSs will equal the fair market value of the New Shares or New GDSs received at the time of the exchange of the Existing Notes or a subsequent redemption of the New Notes. A US Holder's holding period in the New Shares or New GDSs received on such exchange will commence on the day after the New Shares or New GDSs are acquired.

23.2 Certain UK Tax Consequences

The following summary describes certain UK tax consequences of the subsequent ownership of the New Notes, the New Shares and the New GDSs as of the date hereof but does not purport to be comprehensive. Except where noted, it relates only to the position of persons who are the absolute beneficial owners of their New Notes, New Shares and New GDSs, as the case may be (and references to this paragraph 23.2 to holders of New Notes, New Shares or New GDSs shall be construed accordingly), and may not apply to special situations, such as those of dealers in securities.

Furthermore, the discussion below is generally based upon the provisions of the UK tax laws and UK Inland Revenue practice as of the date hereof, and such provisions may be repealed, revoked or modified (possibly with retrospective effect) so as to result in UK income tax consequences different from those discussed below.

Persons considering the proposals included within these documents should consult their own tax advisers concerning UK tax consequences in the light of their particular situations as well as any consequences arising under the law of any other relevant tax jurisdiction. No representations with respect to the tax consequences to any particular holder of the New Notes, New Shares or New GDSs are made hereby. Holders of the New Notes, New Shares and New GDSs are strongly urged to consult their professional advisers to determine their own tax position.

23.2.1 Interest on the New Notes

The gross amount of interest will form part of the recipient's income for the purposes of UK income or corporation tax.

In general, holders of the New Notes which are within the charge to UK corporation tax will be charged to tax on all returns on and fluctuations in value of the New Notes (whether attributable to currency fluctuations or otherwise) broadly in accordance with their statutory accounting treatment. Such holders will generally be charged to tax in each accounting period by reference to interest accrued in that period and any profits, gains and losses which, in accordance with such holders' authorised accounting method, is applicable to that period.

23.2.2 Disposal of New Notes or Exchange for New Shares or New GDSs

(a) *UK Corporation Tax Payers*

The New Notes constitute qualifying corporate bonds for the purposes of corporation tax. Any gain accruing on the disposal or exchange of the New Notes is therefore not a chargeable gain for corporation tax purposes.

(b) *Other UK Tax payers*

The New Notes do not constitute qualifying corporate bonds for the purposes of income and capital gains taxes; accordingly, a disposal by a holders of the New Notes may give rise to a chargeable gain or allowable loss for the purposes of the UK taxation of chargeable gains.

However, to the extent that a holder of New Notes receives New Shares or New GDSs, he should not be treated as having made a disposal of his New Notes. Instead any gain or loss which would otherwise have arisen on a disposal of the New Notes should be "rolled-over" into the New Shares or New GDSs so that the New Shares or New GDSs will be treated for tax purposes as the same asset as the New Notes acquired at the same time as the New Notes and for the same acquisition cost.

In certain circumstances, the rules regarding the "roll-over" of any gain or loss will not apply to an individual who, together with persons connected with him, holds more than 5 per cent. of any class of shares or debentures of Ashanti.

Taper relief will apply so that the effective rate of capital gains tax on any gain on a disposal by an individual of the New Notes will be reduced the longer the New Notes are held.

(c) *Other Persons*

Persons who are not resident or ordinarily resident in the UK for taxation purposes will not be within the charge to UK tax on capital gains on the disposal of their New Notes unless they carry on a trade in the UK through a branch or agency to which the New Notes are attributable.

23.2.3 Dividends in respect of the New Shares or New GDSs

The gross amount of any dividends (that is, the amount before reduction for Ghanaian withholding tax) paid to a holder of New Shares or New GDSs in the UK will generally be subject to UK tax as foreign source dividend income.

A dividend received by a holder of New Shares or New GDSs resident in the UK is included in arriving at the individual's total income for UK tax purposes.

A UK resident corporate holder of New Shares or New GDSs will be liable to UK corporation tax on any dividend received and the dividend received will constitute Schedule DV income.

Ghanaian tax withheld from dividend distributions will be treated as foreign income tax that may be credited against the holder's UK tax liability subject to the UK double tax relief rules.

23.2.4 Sale of New Shares or New GDSs

In general, holders of New Notes who receive New Shares or New GDSs as a result of the transactions outlined in this document will be subject to UK tax on capital gains in respect of any future disposal of those New Shares or New GDSs.

Taper relief will apply so that the effective rate of capital gains tax on any gain on a disposal by an individual of the New Shares will be reduced the longer the New Shares or New GDSs, and prior to the exchange the New Notes, are held.

23.2.5 Consequences arising from a change in control of Ashanti

(a) *Exercise of put option*

If a holder of New Notes chooses to exercise their one off put option at 102 per cent. of the principal value of the New Notes the disposal will give rise to a liability to UK taxation of chargeable gains.

(b) *Ashanti exercises option to cancel put option*

If Ashanti chooses to cancel the put option by paying a fee of 2 per cent. of the principal value of the New Notes this will be treated as a chargeable disposal and could give rise to a liability to UK taxation of chargeable gains.

23.3 Certain Ghana Tax Consequences

The following is a summary of certain Ghanaian taxation considerations for non-Ghanaian resident holders of New Notes, New Shares and New GDSs. It is based on current Ghanaian law and practice which may be subject to change. This outline applies principally to persons who are the absolute beneficial owners of the New Notes, New Shares or New GDSs (and references in this paragraph 23.3 to holders of New Notes, New Shares or New GDSs shall be construed accordingly) and may not apply where the New Shares or New GDSs, or the income therefrom, are for tax purposes deemed to belong to any other person, and may not apply to certain classes of person subject to special tax rules.

Holders of New Notes, New Shares or New GDSs should consult their own professional advisers as to the taxation implications of holding New Notes, New Shares or New GDSs.

23.3.1 Dividends on New Shares or New GDSs

Under current Ghanaian legislation, tax is withheld from dividend payments by Ashanti at the rate of 10 per cent.. No further tax is payable on dividends received.

Under the Double Taxation Convention between Ghana and the United Kingdom a UK resident holder of New Shares or New GDSs, being an individual (or a company holding 10 per cent. or less of the voting power of Ashanti), is liable to Ghanaian tax at the domestic rate of 10 per cent., which will be withheld from dividend payment by Ashanti. Where the holder is a UK resident company holding at least 10 per cent. of the voting power of Ashanti, the rate at which Ghanaian tax is withheld is reduced to 7.5 per cent..

There is currently no double taxation convention in force between Ghana and the United States.

23.3.2 Stamp Duty

Ghanaian stamp duty at 0.5 per cent. is payable on transfers of Shares if the instrument of transfer is executed in or brought into Ghana.

23.3.3 Capital Gains

Capital gains arising on a disposal of securities listed on the Ghana Stock Exchange are exempt from Ghanaian capital gains tax during the fifteen years after the establishment of the Ghana Stock Exchange.

23.4 Certain Cayman Islands Tax Consequences

The following is a summary of certain Cayman Islands taxation considerations that may be relevant to a person who is an absolute beneficial owner of their New Notes (referred to hereafter in this paragraph 23.4 as a holder of New Notes). Holders of New Notes in any doubt about their taxation position should consult their own professional adviser.

There will be no Cayman Islands taxation on the payment of interest or principal in respect of the New Notes, or on any transfer or exchange thereof.

There are no exchange control restrictions and no withholding, income, corporation, capital gains or inheritance taxes or estate duty in the Cayman Islands. The Cayman Islands are not party to any double tax treaties.

As the New Notes are being issued in registered form only, an instrument of transfer in respect of a New Note, if executed in or brought into the Cayman Islands, will attract nominal Cayman Islands stamp duty.

No Cayman Islands stamp duty is payable on the exchange or redemption of the New Notes for New Shares or New GDSs.

ACSL has received an undertaking from the Governor-in-Council of the Cayman Islands that no law enacted in the Cayman Islands imposing any tax or duty to be levied on profits or income or on assets, gains or appreciation shall apply to ACSL and that any tax in the nature of estate duty or inheritance tax shall not be payable on shares, debenture or other obligations of ACSL, for a period of 20 years from the date of the grant of the undertaking being 26 February 2002.

24 Working capital

Ashanti is of the opinion in view of the repayment obligations in respect of the Existing Notes and Existing RCF, that the working capital currently available to the Ashanti Group is insufficient for its present requirements, that is, for at least the next 12 months from the date of this document.

Ashanti is seeking to implement the Proposed Restructuring, has entered into the Interim Margin Free Agreements with the Active Counterparties, and has negotiated for the provision of the New RCF in order to repay or refinance these obligations, provide further stability and to provide additional working capital.

If the Proposed Restructuring does not becomes effective, or becomes effective but the New RCF and/or the Interim Margin Free Agreements do not become unconditional (see paragraphs 9.3,10.1 and 11 of Part I of this document), then Ashanti will, in the absence of alternative proposals, remain of the opinion in view of the repayment obligations in respect of the Existing RCF and the lack of long term margin free trading, that the working capital then available to the Ashanti Group would be insufficient for its present requirements. In these circumstances Ashanti would need to seek other sources of finance similar to those contemplated in this document which would repay or refinance these obligations, provide further stability and provide additional working capital.

If the Proposed Restructuring becomes effective and the Interim Margin Free Agreements and the New RCF become unconditional, then Ashanti is of the opinion that the working capital available to the Ashanti Group is sufficient for the Ashanti Group's present requirements, that is, for at least the next 12 months from the date of this document.

25 Significant change

There has been no significant change in the financial or trading position of the Ashanti Group since 31 March 2002, the date to which the Ashanti Group's unaudited first quarter results (contained in Part XVIII of this document) were made up and no material adverse change in the financial position or prospects of the Ashanti Group since 31 March 2002.

There has been no significant change in the financial or trading position of ACSL since 14 May 2002 being the date of the Accountants' Report for ACSL set out in Part X of this document and no material adverse change in the financial position or prospects of ACSL since 14 May 2002.

26 Appointment of Restructuring Advisers

26.1 On 30 July 2001, Close Brothers and Ashanti entered into a formal engagement letter for Close Brothers and Houlihan Lokey to provide financial advice in relation to the Proposed Restructuring (the "Engagement Letter") under which Ashanti has agreed to pay the following fees to Close Brothers and Houlihan Lokey upon the Proposed Restructuring becoming effective: (i) a cash fee equal to US$2,500,000; (ii) 800,000 New Shares to Close Brothers. Close Brothers have agreed, subject to certain exceptions, not to sell or otherwise dispose of such shares for a period of up to one year save that Close Brothers can dispose of equal instalments of 200,000 New Shares after periods of three months, six months, nine months and 12 months following the Effective Date; and (iii) a termination fee is payable in the event of a sale or certain other circumstances.

27 Miscellaneous

27.1 The expenses of, and incidental to, the Proposed Restructuring including the exchange fee of two per cent. payable to the holders of the Existing Notes, the arrangement fee for the New RCF, registration and listing fees, stamp duty, printing and advertising and distribution costs, legal, professional and accounting fees and expenses are estimated to amount to approximately US$20 million (exclusive of VAT) and are payable by Ashanti.

27.2 The auditors of Ashanti are Deloitte & Touche, Ghana, Chartered Accountants of Accra, Ghana for the period covered by the financial information included in Part VI of this document and have been auditors of Ashanti since 1991. Deloitte & Touche, Ghana were joint auditors with Pannell Kerr Forster for the period 1991 to year end 1999.

27.3 The auditors of ACSL are Deloitte & Touche, Chartered Accountants and Registered Auditors Isle of Man and have been since its incorporation on 14 February 2002.

27.4 Deloitte & Touche, Chartered Accountants, United Kingdom have given and have not withdrawn their written consent to the inclusion in this document of the reports in Part VII and Part X and of references thereto and to their name in the form and context in which they appear. They have authorised the contents of their report for the purposes of paragraph 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

27.5 The financial information relating to Ashanti and ACSL set out in this document does not constitute statutory accounts within the meaning of section 240 of the Act. Statutory accounts for Ashanti for each of the three financial years ended 31 December 2001 have been prepared. The auditors of Ashanti have audited the accounts of Ashanti and Ashanti's consolidated accounts for such periods and have made reports under the Companies Code in respect of each set of statutory accounts and each such report was unqualified. The statutory accounts of Ashanti for the three financial years ended 31 December 2001 have been delivered to the Registrar of Companies in Ghana.

27.6 Audited financial statements have been prepared for ACSL for the period from incorporation to 14 May 2002.

27.7 Any reference in this document to listing particulars means this document excluding all information incorporated by reference. Ashanti has confirmed that any information incorporated by reference, including any such information to which readers of this document are expressly referred, has not been and does not need to be included in the Listing Particulars to satisfy the requirements of the Financial Services and Markets Act or the UKLA Listing Rules. Ashanti believes that none of the information incorporated therein by reference conflicts in any material respect with the information included in these Listing Particulars.

27.8 Close Brothers., which is regulated in the UK by The Financial Services Authority, and Houlihan Lokey have given and have not withdrawn their written consent to the inclusion in this document of references to their names in the form and context in which they appear.

27.9 The Ghana Stock Exchange has granted a certificate of exemption under section 277 of the Companies Code and the Registrar of Companies, Ghana, has waived certain requirements of Part A of Chapter IV of the Companies Code.

27.10 The GDS Depositary is a state-chartered New York banking corporation and a member of the United States Federal Reserve System, subject to regulation and supervision principally by the

United States Federal Reserve Board. The GDS Depositary was constituted in 1784 in the State of New York. It is a wholly-owned subsidiary of The Bank of New York Company, Inc., a New York corporation. The principal office of the bank is located at 48 Wall Street, New York, New York 10286. Its principal administrative offices are located at 101 Barclay Street, New York, New York 10286.

A copy of the GDS Depositary's Articles of Association, as amended, together with copies of The Bank of New York Company, Inc.'s most recent financial statements and annual report are available for inspection at the Corporate Trust Office of the Depositary located at 48 Wall Street, New York, New York 10286 and at The Bank of New York 48th Floor One Canada Square London E14 5AL.

PART XVIII
FIRST QUARTER RESULTS 2002

The following is the full text of the announcement released by Ashanti on 8 May 2002 concerning the first quarter results for the Ashanti Group to 31 March 2002:

"ASHANTI GOLDFIELDS COMPANY LIMITED
FIRST QUARTER REPORT 2002

Ashanti posts strong results and substantial progress on its restructuring efforts

Overview

Ashanti followed up its strong 2001 performance with an 83% increase in earnings in the first quarter of 2002. The quarter's earnings amounted to US$16.5 million compared with US$9.0 million recorded in 2001. The increase was due mainly to higher gold production and spot price levels.

Total gold production of 409,384 ounces was 3% higher than the 398,992 ounces recorded in the first quarter of last year. Obuasi, Geita, Iduapriem and Bibiani recorded higher production levels as compared to 2001. Cash operating costs for the quarter were US$190 per ounce, an improvement on the US$195 per ounce recorded last year. Ashanti maintained its world-class safety standard with a Group Lost Time Injury Frequency Rate (LTIFR) of 0.37 for the quarter compared with 0.43 in the first quarter of 2001.

New developments in the first quarter of 2002 included the commencement of mining at the Mpesetia deposit for processing at the Bibiani plant, the Iduapriem carbon-in-leach plant expansion project to increase processing capacity by 50% to 4.0 million tonnes per annum (Mtpa) and the installation of a secondary crushing plant at Geita as part of a longer term expansion programme.

During the quarter, Ashanti reduced Group's gross debt level by US$11.8 million, including a US$7.0 million repayment towards the Revolving Credit Facility. Ashanti also effected certain restructurings to further improve and simplify its hedgebook. These included a reduction in tenor and simplification of a lease rate swap with a counterparty, elimination of the convertible structures in Ashanti's portfolio, a modest increase in protection levels and the removal of the sold puts. Further details are included in the Financial Review.

Conditional agreements with an ad hoc committee of noteholders to a proposed restructuring of the 5½ % Exchangeable Notes ("Proposed Restructuring"), with all of Ashanti's active hedge counterparties to margin-free arrangements; and with a syndicate of four banks to arrange and underwrite a new US$100 million revolving credit facility are some of the important refinancing milestones which have been accomplished so far this year. Ashanti currently expects that the public documentation relating to the proposed restructuring will be posted during the second half of May 2002.

- Earnings increased by 83% as compared to first quarter 2001
- Total gold production of 409,384 ounces, a 3% improvement on the first quarter last year
- Cash operating costs of US$190 per ounce, a US$5 per ounce reduction as compared to first quarter 2001
- World class safety standards maintained during the quarter
- Gross debt levels reduced by US$11.8 million
- Ashanti's hedge book further restructured and simplified
- Conditional agreements reached relating to Proposed Restructuring of the 5½% Exchangeable Notes, Margin Free Arrangements and a US$100 million revolving credit facility

Highlights	3 months to 31 Mar 02	3 months to 31 Mar 01	12 months to 31 Dec 01
Financial (US$m)			
Turnover	136.9	129.5	554.4
EBITDA	47.4	41.8	191.7
Profit before tax	18.3	9.8	67.4
Earnings	16.5	9.0	62.7
Earnings per share (US$)	0.15	0.08	0.56
Gold Production (ounces)			
Total	409,384	398,992	1,656,784
Attributable	391,836	381,547	1,583,535
Gold Price (US$ per ounce)			
Realised by Ashanti	334	325	335
Spot price	301	262	277
Total Production Costs before exceptional items (US$ per ounce)			
Cash operating costs	190	195	190
Royalties	8	7	8
Depreciation and amortisation	56	62	55
Total	254	264	253

Operations Review

Ghana

Obuasi

Obuasi's gold production for the quarter was 140,096 ounces, approximately 2,000 ounces ahead of its annualised target, and 8,474 ounces above the 131,622 ounces achieved in the first quarter of 2001. The increase in production was due to the higher feed grade, 8.01 g/t compared to 7.39 g/t, and improved metallurgical recovery, 87.0% compared to 82.8%, at the Sulphide Treatment Plant (STP). At US$189 per ounce, the cash operating cost for the quarter was marginally below the target of US$190 per ounce and an improvement on the US$192 per ounce achieved in the first quarter of 2001.

Mining. Underground production of 591,000 tonnes was lower than the 615,000 tonnes reported in the first quarter of 2001 while the head grade at 7.50 g/t is a decrease on the 7.89g/t for the same period. The reduction in tonnage was due to the collapse of an ore pass in a high production ore block in the Central section which constrained production in February. The pass was repaired and a replacement pass has also been developed since. Underground infrastructure projects continued during the quarter included development of the Brown Sub-Vertical Shaft (BSVS) ventilation raise between the 50 and 41 levels, shaft development on 50 level, raiseboring of the 300 South ventilation raise, and the Kwesi Mensah Shaft (KMS) bottom spillage hoisting system which has now been completed.

Processing. Throughput at STP was 582,000 tonnes compared with 597,000 tonnes in the corresponding period last year whilst the head grade increased to 8.01 g/t from 7.39 g/t. The improved metallurgical recovery and higher feed grade resulted in the STP producing 130,426 ounces compared with 117,418 ounces in the first quarter of 2001. Modifications to the STP flotation circuit, completed in the fourth quarter of 2001, largely accounts for the improvement in recovery when compared to the first quarter of 2001. Work commenced on the concrete foundations for the re-location of the SAG mill from the Pompora Treatment Plant (PTP) to the STP.

Exploration. Underground exploration continued to yield some very encouraging results from drilling between the 20 and 38 levels in the South section of the mine and below 50 level in the vicinity of KMS. Intersections included 6.0m at 13.8 g/t, 17.5m at 14.8 g/t and 4.4m at 10.6g/t from 20 level, 4.5m at 14.6 g/t and 8.1m at 16.2 g/t from 38 level and 3.1m at 18.0 g/t from 50 level.

Iduapriem/Teberebie

At 47,844 ounces, gold production from the Iduapriem (80% owned) and Teberebie (90% owned) mines was in line with target and was slightly ahead of the 46,400 ounces achieved in the first quarter of 2001. Cash operating costs reduced to US$193 per ounce from US$225 per ounce in the corresponding period in 2001. Carbon-in-leach (CIL) plant throughput for the quarter was 656,000 tonnes, the same as in the first quarter of 2001. However, the grade improved to 2.00 g/t from 1.85 g/t resulting in an increase in gold production to 38,291 ounces from 37,307 ounces. Stacking of heap leach ore at the Iduapriem site was completed and the pads are currently being rinsed out. A decision was taken to expand the CIL plant capacity to 4.0 Mtpa and design and procurement work commenced in February 2002. The expansion project is scheduled to be commissioned by the end of the year.

Bibiani

Bibiani produced 59,806 ounces of gold from processing 577,000 tonnes of ore at 3.90 g/t, at a cash operating cost of US$186 per ounce. Production for the corresponding period in 2001 was 57,880 ounces from 632,000 tonnes at 3.41 g/t at US$156 per ounce. Ore and waste mining activities, mill throughput and cash operating costs were adversely affected by a shortage of water resulting from an exceptionally dry period. To manage the shortage and reduce future water supply risk, new wells were drilled to increase pumping from the flooded old underground workings. The old tailings dam impoundment walls were also elevated to increase storage capacity.

Guinea

Siguiri (85% owned)

Siguiri's gold production of 69,142 ounces for the quarter was slightly below the 69,901 ounces produced in the corresponding period in 2001. Cash operating cost at US$228 per ounce was lower than the US$245 per ounce in the first quarter of 2001. Unseasonal wet ground conditions in the pits affected excavator productivity and constrained production from the higher grade saprolite ore zones. Additionally, the wet ore caused a high incidence of conveyor transfer chute blockages and restricted processing throughput. The mining equipment fleet, pit dewatering practices and mining schedules are being reviewed to eliminate these problems in the future.

Zimbabwe

Freda-Rebecca

Freda-Rebecca gold production for the quarter was 23,086 ounces compared with 26,253 ounces in the first quarter of 2001 whilst the cash operating cost reduced to US$226 per ounce from US$229 per ounce. Metallurgical recovery dropped from 88.2% in the first quarter of 2001 to 75.6% in the current quarter, as a result of a combination of instability in the processing circuit, caused largely by persistent mechanical problems with the primary crusher, SAG mills and tailings pumps, and an adverse change in the mineralogical make up of the ore feed.

Spares procurement in a challenging economic environment and engineering maintenance functions were given a high priority in order to address the processing plant problems and a comprehensive metallurgical test work has been undertaken to fully assess the nature and extent of the mineralogical problems.

Tanzania

Geita (50% owned)

Geita had an excellent first quarter producing 138,819 ounces at a cash operating cost of US$146 per ounce. This compares with 120,540 ounces at US$141 per ounce in the first quarter of 2001. Ashanti's share of first quarter production is 69,410 ounces. Encouraging exploration results were obtained from drilling near to the existing and planned open pits and prompted a decision to approve the installation of a secondary crushing plant as the initial phase of an expansion to Geita's milling capacity. The exploration results are discussed in more detail in the following section.

Exploration

Ashanti's exploration effort continued to focus on and around its existing mining operations.

East Africa

Tanzania

At Geita, infill drilling was undertaken at Nyankanga Deeps and Nyankanga East to upgrade the inferred resources to indicated resources. Results received during the quarter from Nyankanga Deeps included 26 metres grading 7.2 g/t, 15 metres at 5.2 g/t, 26 metres grading 4.1 g/t and 20 metres at 4.6 g/t. At Nyankanga East, several high grade intersections were made including 16metres grading 18.1 g/t, 18metres at 17.7 g/t and 22 metres of 12.0 g/t.

Reconnaissance and infill drilling continued at Geita Hill with intersections of 42 metres grading 5.5 g/t, 22metres at 2.6 g/t and 9 metres grading 9.6 g/t.

At Lone Cone, infill drilling of the southern zone mineralisation was encouraging with results of 25 metres grading 10.7 g/t, 32 metres at 2.5 g/t and 7 metres of 11.4 g/t.

Elsewhere in Tanzania, Ashanti continued its regional assessment of the Lake Victoria Goldfields.

West Africa

Guinea

Exploration at Siguiri focused on areas peripheral to the known pits at Eureka Hill, Tubani, Kosise and Sintroko. A new prospect area, Bidini, was identified several hundred metres southwest of the Eureka Hill pit. Better drilling intersections for this new zone included 53 metres grading 3.2 g/t from 11 metres; 64 metres at 3.4 g/t from 13 metres; and 55 metres grading 3.0g/t from surface. This mineralisation is associated with quartz veins in saprolite, with only thin (2 to 5 meters thick) laterite cover towards the north. The ore body strikes northeast and is sub-vertical with an approximate true thickness of 45 metres. Mineralisation has been defined over 300 metres and remains open down dip and along strike to the southwest.

Several mineralised intercepts were also made south of Tubani, including better intercepts of 25 metres grading 3.9 g/t from 65 metres and 19 metres at 1.8 g/t from 19 metres. Follow up drilling is being undertaken.

Côte d'Ivoire

Reconnaissance exploration in Côte d'Ivoire continued on a package of permits joint ventured from Rio Tinto. The initial programme should be completed by the end of the second quarter.

Mali

Soil sampling was completed on several regional geochemical targets on the Djinetoumanina permit in southern Mali. Results are awaited.

Ghana

Exploration and assessment continued on a number of prospects on and in the vicinity of the Bibiani, Iduapriem and Obuasi operations.

Southern Africa Zimbabwe

Geophysical induced polarisation surveys were undertaken along strike to the east of the copper/gold mineralisation at the RAN project, east of Freda-Rebecca.

Summary of production and cash operating costs per ounce

	Obuasi	Ayanfuri	Iduapriem/ Teberebie	Bibiani	Siguiri	Freda-Rebecca	Geita	Total/ Average
3 months to 31 March 2002								
Production (ounces)	140,096	–	47,844	59,806	69,142	23,086	69,410	409,384
Cost per ounce (US$)	189	–	193	186	228	226	146	190
3 months to 31 March 2001								
Production (ounces)	131,622	6,666	46,400	57,880	69,901	26,253	60,270	398,992
Cost per ounce (US$)	192	230	225	156	245	229	141	195
12 months to 31 December 2001								
Production (ounces)	528,451	11,517	205,130	253,052	283,199	102,654	272,781	1,656,784
Cost per ounce (US$)	192	243	214	170	220	222	143	190

Production

	3 months to 31 March 2002	3 months to 31 March 2001	12 months to 31 December 2001
Obuasi			
Underground Mining			
Ore ('000 tonnes)	591	615	2,507
Grade (g/t)	7.50	7.89	7.90
Sulphide Treatment Plant			
Ore processed ('000 tonnes)	582	597	2,394
Head grade (g/t)	8.01	7.39	7.53
Recovery (%)	87.0	82.8	83.5
Gold produced (ounces)	130,426	117,418	482,982
Pompora Treatment Plant Clean up			
Gold produced (ounces)	174	1,990	2,470
Tailings Treatment Plant			
Ore processed ('000 tonnes)	440	431	1,666
Head grade (g/t)	2.23	2.56	2.46
Recovery (%)	30.0	34.4	32.7
Gold produced (ounces)	9,496	12,214	42,999
Obuasi Total Processed			
Ore processed ('000 tonnes)	1,022	1,028	4,060
Head grade (g/t)	5.52	5.39	5.45
Recovery (%)	77.2	67.3	74.3
Gold produced (ounces)	140,096	131,622	528,451
Distribution of Obuasi Production (ounces)			
Obuasi underground	130,600	119,408	485,452
Obuasi tailings	9,496	12,214	42,999
Obuasi total	140,096	131,622	528,451
Ayanfuri			
Mining			
Ore ('000 tonnes)	-	193	332
Grade (g/t)	-	1.49	1.50
Waste mined ('000 tonnes)	-	540	1,059
Strip ratio	-	2.8	3.2
Heap Leach			
Ore stacked ('000 tonnes)	-	196	329
Head grade (g/t)	-	1.28	1.20
Recovery (%)	-	82.3	90.8
Gold produced (ounces)	-	6,666	11,517
Iduapriem			
Mining			
Ore ('000 tonnes)	940	1,000	4,852
Grade (g/t)	1.60	1.69	1.58
Waste mined ('000 tonnes)	4,128	3,239	13,839
Strip ratio	4.5	3.3	2.9
CIL Plant			
Ore processed ('000 tonnes)	656	656	2,731
Head grade (g/t)	2.00	1.85	1.92
Recovery (%)	94.4	93.8	94.6
Gold produced (ounces)	38,291	37,307	158,103
Heap Leach			
Ore stacked ('000 tonnes)	355	458	2,633
Head grade (g/t)	1.10	0.90	0.91
Recovery (%)	76.1	50.4	61.7
Gold produced (ounces)	9,553	6,690	47,027
Total (ounces)	47,844	43,997	205,130

	3 months to 31 March 2002	3 months to 31 March 2001	12 months to 31 December 2001
Teberebie			
Teberebie ounces	–	2,403	–
Total Iduapriem (ounces)	47,844	46,400	205,130
Bibiani			
Mining			
Ore ('000 tonnes)	344	488	2,560
Grade (g/t)	3.70	3.74	3.58
Waste mined ('000 tonnes)	3,004	4,275	13,981
Strip ratio	8.7	8.8	5.5
CIL Plant			
Ore processed ('000 tonnes)	577	632	2,769
Head grade (g/t)	3.90	3.41	3.46
Recovery (%)	82.2	86.1	83.7
Gold produced (ounces)	59,806	57,880	253,052
Siguiri			
Mining			
Ore ('000 tonnes)	1,913	2,486	8,517
Grade (g/t)	1.23	1.18	1.34
Waste mined ('000 tonnes)	2,230	1,958	5,268
Strip ratio	1.2	0.8	0.6
Heap Leach			
Ore stacked ('000 tonnes)	2,390	2,593	9,064
Head grade (g/t)	1.16	1.23	1.33
Recovery (%)	77.5	68.3	73.1
Gold produced (ounces)	69,142	69,901	283,199
Freda-Rebecca			
Surface Mining			
Ore ('000 tonnes)	44	–	56
Grade (g/t)	2.19	–	2.10
Waste mined ('000 tonnes)	66	-	-
Strip ratio	1.5	–	–
Underground Mining			
Ore ('000 tonnes)	262	284	1,156
Grade (g/t)	3.83	3.43	3.56
CIL Plant			
Ore processed ('000 tonnes)	283	269	1,121
Head grade (g/t)	3.36	3.40	3.30
Recovery (%)	75.6	88.2	86.4
Gold produced (ounces)	23,086	26,253	102,654
Geita			
Mining			
Ore ('000 tonnes)	1,192	807	4,522
Grade (g/t)	3.30	3.95	3.80
Waste mined ('000 tonnes)	5,550	5,774	27,215
Strip ratio	4.7	7.2	6.0
CIL Plant			
Ore processed ('000 tonnes)	1,198	1,149	4,582
Head grade (g/t)	4.00	3.55	3.91
Recovery (%)	92.1	91.8	93.0
Gold produced (ounces)	138,819	120,540	545,562
Ashanti 50%	69,410	60,270	272,781
Summary (ounces)			
Managed gold production	339,974	338,722	1,384,003
Plus Geita JV 50%	69,410	60,270	272,781
Total	409,384	398,992	1,656,784
Less minority	17,548	19,765	73,249
Attributable Total	391,836	379,227	1,583,535

Financial Review

Earnings

Earnings for the quarter of US$16.5 million represents an 83% increase on the earnings of US$9.0 million recorded during the first quarter of 2001. The increased earnings were due principally to higher gold revenues arising from increased production and higher spot prices. Earnings per share were US$0.15 (2001:US$0.08).

Revenue

Gold production for the quarter of 409,384 ounces generated spot revenue of US$123.4 million, equivalent to US$301 per ounce, US$39 per ounce higher than the corresponding period last year. Hedging income was lower at US$13.5 million as a result of the higher spot price and reduction in the release of deferred hedging income. Total revenue for the quarter was US$136.9 million resulting in a realised gold price of US$334 per ounce (2001:US$325 per ounce).

Hedging

During the quarter, Ashanti's hedgebook generated US$8.5 million of cash. At the quarter end, Ashanti had 5.1 million ounces of protection at an average price of US$362 per ounce with commitments of 7.4 million ounces. As at the quarter end, the mark-to-market valuation of Ashanti's hedge book was negative US$77.6 million based on a spot price of US$303 per ounce. Further details are set out below. As at the quarter end, Ashanti's share of mark-to-market valuation of the Geita hedge book based on a spot price of US$303 per ounce was negative US$28.5 million.

During the quarter, Ashanti carried out a significant restructuring of its hedge book. The key elements of this restructuring were:

- Forwards: Reduction in the tenor of Ashanti's hedge portfolio with a counterparty from 2013 to 2011, accompanied by a limited increase in forward sales with that counterparty.
- Lease Rate Swaps: A reduction in the notional amount of a lease rate swap by 828,000 ounces; removal of the fixed dollar conversion leg of the lease rate swap; thus converting it into a vanilla lease rate swap for 1,092,000 ounces which was fixed out to late 2003.

Since the end of the quarter, Ashanti announced on 18 April 2002 that Credit Suisse First Boston International ("CSFB") had novated all of its existing hedging trades with Ashanti (the "Novated Trades") to Barclays Bank PLC. Following this novation, the Ashanti Group entered into a restructuring of the Novated Trades. The restructuring, which had no impact, as at the date it was effected, on the overall mark-to-market value of the hedge position or on the committed ounces, has:

- eliminated the convertible nature of the Novated Trades resulting in a simpler hedge structure of that portfolio; and
- resulted in additional protection of 128,000 ounces at a strike price of US$350 per ounce.

In addition to the above, since the end of the quarter Ashanti took advantage of the higher spot levels to remove the sold puts from its portfolio. The impact of the above restructurings has further simplified Ashanti's hedge book and increased protection as shown below.

Cash Operating Costs

Total cash operating costs for the quarter were US$190 per ounce, US$5 per ounce lower than the corresponding quarter last year due to increased production. Obuasi's cash operating costs for the quarter was US$189 per ounce, US$3 per ounce lower than the corresponding quarter last year.

Profit

Operating profit for the quarter was US$24.3 million (2001: US$17.0 million) including Ashanti's share of Geita's operating profits of US$5.4 million (2001:US$4.4 million). An analysis of operating profit is set out below.

Exploration expenditure was US$1.0 million and corporate administration expenditure was US$4.6 million, both lower than the first quarter of last year. The restructuring and refinancing costs incurred during the first quarter amounted to US$1.0 million and have been identified separately in the Group profit and loss account. An estimate of the restructuring and refinancing costs will be included in the documentation containing the restructuring proposal and will be treated as an exceptional charge in the 2002 annual accounts.

Total net interest payable for the quarter was lower at US$6.0 million (2001:US$7.2 million) due to reduced interest rates and debt levels. The amount provided for tax during the first quarter amounted to US$1.8 million (2001:US$0.8 million). Financial Reporting Standard 19 ("FRS 19") is required to be implemented for accounting periods ending on or after 23 January 2002 and will be implemented by the Company in the 2002 annual accounts. Previously deferred tax was to be provided only to the extent that a liability was expected to crystallise. Adoption of FRS 19 which requires deferred tax to be provided for on a full provision basis will result in a prior period adjustment. The deferred tax liability of US$1.9 million at 31 December 2001 will be restated to a deferred tax asset of US$6.9 million. The comparative results and balances will be restated in the 2002 annual accounts, giving rise to an increase in tax charge of US$2.8 million in 2001.

Cash Flows and Balance Sheet

Cash inflow from operating activities was higher at US$23.2 million (2001:US$17.9 million). Interest payments of US$8.1 million included US$6.0 million in respect of the semi-annual coupon on the $5\frac{1}{2}$% Exchangeable Notes. Capital expenditure for the quarter was US$14.9 million (2001:US$11.1 million) which included US$7.8 million (2000: US$6.4 million) at Obuasi.

During the quarter, Ashanti reduced its Group gross debt level (excluding the project finance loan at Geita) by US$11.8 million to US$314.1 million. This included a repayment of US$7.0 million towards the Revolving Credit Facility, reducing it to US$48.0 million. Group's net debt level increased marginally from US$270.7 million to US$271.2 million, as cash was applied to meet the final payment of US$4.8 million of deferred consideration in respect of the Golden Shamrock Mines acquisition, US$2.5 million in respect of deferred consideration on the acquisition of Teberebie and the semi-annual coupon on the $5\frac{1}{2}$% Exchangeable Notes.

Proposed Restructuring, Margin Free Arrangements and New Revolving Credit Facility

The following milestones were achieved during the first quarter, in relation to the refinancing and restructuring of Ashanti's debt:

- An in-principle conditional agreement was reached with an ad hoc committee of the holders of the outstanding $5\frac{1}{2}$ % Exchangeable Notes ("Existing Notes") representing approximately 62% of the outstanding principal amount of such notes, to a Proposed Restructuring of the Existing Notes. At this stage approximately 77% in value of Noteholders have expressed their support to the Proposed Restructuring;
- Conditional margin free arrangements were agreed in relation to Ashanti's hedging activities with all counterparties other than CSFB; and
- A syndicate of four banks agreed to arrange and underwrite a new US$100 million revolving credit facility conditional, *inter alia,* on the Proposed Restructuring being implemented.

On 18 April 2002, Ashanti announced that CSFB had novated all of its existing hedging trades with Ashanti to Barclays Bank PLC and is consequently no longer an Active Counterparty of Ashanti. As a result of this novation, the conditional margin free arrangements have now been signed by all of Ashanti's Active Counterparties.

The Proposed Restructuring, margin free agreements and the new revolving credit facility are subject to certain conditions, details of which are included in the various announcements made by Ashanti during 2002. Ashanti currently expects that the public documentation relating to the Proposed Restructuring will be posted to Ashanti securityholders and holders of the $5\frac{1}{2}$% Exchangeable Notes during the second half of May 2002.

Group Profit and Loss Account

	Note	3 months to 31 Mar 2002 Group US$m	3 months to 31 Mar 2002 Interest in joint venture US$m	3 months to 31 Mar 2002 Total US$m	3 months to 31 Mar 2002 Group US$m	3 months to 31 Mar 2002 Interest in joint venture US$m	3 months to 31 Mar 2002 Total US$m	12 months to 31 Dec 2001 Total US$m
Turnover	2	116.9	20.0	136.9	112.5	17.0	129.5	554.4
Cash operating costs	2	(67.8)	(10.1)	(77.9)	(69.2)	(8.8)	(78.0)	(315.2)
Other costs		(6.4)	(0.8)	(7.2)	(6.8)	–	(6.8)	(34.5)
Refinancing and restructuring costs		(1.0)	–	(1.0)	–	–	–	–
Royalties		(2.8)	(0.6)	(3.4)	(2.5)	(0.4)	(2.9)	(13.0)
Depreciation and amortisation		(20.0)	(3.1)	(23.1)	(21.4)	(3.4)	(24.8)	(94.9)
Total costs		(98.0)	(14.6)	(112.6)	(99.9)	(12.6)	(112.5)	(457.6)
Operating profit	2	18.9	5.4	24.3	12.6	4.4	17.0	96.8
Share of operating profit of joint venture		5.4			4.4			–
Total operating profit		24.3			17.0			96.8
Net interest payable: group		(4.9)			(5.2)			(21.6)
joint venture		(1.1)			(2.0)			(7.8)
Profit before taxation		18.3			9.8			67.4
Taxation		(1.8)			(0.8)			(6.8)
Profit after taxation		16.5			9.0			60.6
Minority interests		–			–			2.1
Profit attributable to shareholders		16.5			9.0			62.7
Dividends		–			–			–
Retained profit for the period		16.5			9.0			62.7
Earnings per share (US$)		0.15			0.08			0.56

Group Balance Sheet

	As at 31 Mar 2002 Group US$	As at 31 Mar 2002 Interest in joint venture US$	As at 31 Mar 2002 Total US$	As at 31 Mar 2001 Group US$	As at 31 Dec 2001 Group US$
Fixed assets					
Intangible assets	18.0	59.2	77.2	21.0	18.8
Tangible assets	607.8	101.3	709.1	634.3	612.9
Investments					
– Geita joint venture	86.2	(86.2)	–	71.7	81.7
– Loans to joint venture and other investments	32.6		32.6	32.6	32.6
	744.6		818.9	759.6	746.0
Current assets					
Stocks	71.6	8.6	80.2	75.5	73.5
Debtors	19.8	12.5	32.3	13.5	16.1
Cash	42.9	14.7	57.6	55.3	55.2
	134.3	35.8	170.1	144.3	144.8
Creditors: amounts falling due within one year					
Creditors	(137.5)	(14.6)	(152.1)	(158.6)	(155.0)
Borrowings	(279.8)	(10.8)	(290.6)	(5.1)	(25.3)
	(417.3)	(25.4)	(442.7)	(163.7)	(180.3)
Net current (liabilities)/assets	(283.0)	10.4	(272.6)	(19.4)	(35.5)
Total assets less current liabilities	461.6		546.3	740.2	710.5
Creditors: amounts falling due over one year					
Creditors	(50.4)	(31.1)	(81.5)	(80.4)	(49.8)
Borrowings	(34.3)	(51.3)	(85.6)	(347.2)	(300.6)
Provisions for liabilities and charges	(20.1)	(2.3)	(22.4)	(24.8)	(19.8)
	356.8		356.8	287.8	340.3
Capital and reserves					
Stated capital	545.2			544.3	545.2
Reserves	(190.4)			(260.6)	(206.9)
Equity shareholders' funds	354.8			283.7	338.3
Equity minority interests	2.0			4.1	2.0
	356.8			287.8	340.3

Group Cash Flow Statement

	3 months to 31 Mar 2002 US$m	3 months to 31 Mar 2001 US$m	12 months to 31 Dec 2001 US$m
Cash inflow from operating activities	23.2	17.9	95.4
Returns on investments and servicing of finance			
Interest received	0.1	1.1	2.0
Interest paid	(8.1)	(9.7)	(24.4)
Net cash outflow from returns on investments and service of finance	(8.0)	(8.6)	(22.4)
Taxation			
Corporate tax paid	(0.6)	(2.6)	(2.9)
Capital expenditure and financial investments			
Purchase of tangible fixed assets	(14.9)	(11.1)	(49.6)
Net cash outflow from capital expenditure and financial investment	(14.9)	(11.1)	(49.6)
Cash (outflow)/inflow before use of liquid resources and financing	(0.3)	(4.4)	20.5
Management of liquid resources	–	–	9.7
Cash (outflow)/inflow before financing	(0.3)	(4.4)	30.2
Financing			
Loans drawn down	–	–	–
Loan repayments	(12.0)	(13.6)	(40.6)
Net cash outflow from financing	(12.0)	(13.6)	(40.6)
(Decrease)/increase in cash	(12.3)	(18.0)	(10.4)

Notes

1. Basis of Preparation

The unaudited results for the three months ended 31 March 2002 have been prepared in accordance with the accounting policies set out in the Annual Report and Accounts for the year ended 31 December 2001 except for Deferred Taxation which in accordance with Financial Reporting Standard 19 ("FRS 19") is required to be implemented for accounting periods ending on or after 23 January 2002 and will be implemented by the Company in the 2002 annual accounts. Previously deferred tax was to be provided only to the extent that a liability was expected to crystallise. FRS 19 requires deferred tax to be provided for on a full provision basis. Adoption of FRS 19 will require the comparative figure for the tax on operating profit on ordinary activities for 2001 to be restated from the previously reported amount of US$6.8 million to US$9.6 million. This adjustment will be reflected in the 2002 annual accounts.

Going concern

Ashanti has secured an extension of its working capital facilities, within the Existing Revolving Credit Facility, on a voluntary basis from certain of its current lending banks of US$25.4 million. This working capital facility is available for drawing only up to 30 December 2002. This working capital facility, if drawn, falls due for repayment on 30 December 2002. The outstanding balance of the Existing Revolving Credit Facility falls due for repayment on 15 January 2003 and the Existing Notes fall due for repayment on 15 March 2003. Under the Existing Margin Free Trading Letter, Ashanti benefits from margin free trading with its hedge counterparties only until 31 December 2002 and from increased margin thresholds until 31 December 2004, subject in each case to compliance with covenants and no event of default being declared. The above matters raise substantial doubt about the Group's ability to continue as a going concern.

Ashanti is proposing to implement the Proposed Restructuring, the Interim Margin Free Agreements and the New RCF in order to ensure the Company's continued operational existence. There remain a number of conditions which need to be satisfied in order for the Proposed Restructuring to become effective and the Interim Margin Free Agreements and the New RCF to become unconditional. There can be no guarantees that these conditions will be satisfied. Should any of the relevant conditions not be satisfied or if the Proposed Restructuring is withdrawn for any reason, then it is possible that, unless a standstill or other accommodation is reached with its bank group, hedge counterparties and in due course the holders of its Existing Notes, Ashanti might not be able to meet its debts as they fall due. If the Proposed Restructuring is not successfully implemented during the current financial year there will be uncertainty as to whether Ashanti will be able to continue in operational existence for at least the next 12 months.

However, taking into account the progress which Ashanti has achieved in relation to the Proposed Restructuring, the Interim Margin Free Agreements and the New RCF and other relevant factors, the Directors have formed the judgement, at the time of approving these financial statements, that it is appropriate to continue to use the going concern basis in preparing these financial statements.

The financial statements do not include any adjustments that might result should the Group be unable to continue as a going concern.

2. Operating Profit Analysis by Business Area

3 months to 31 March 2002	Obuasi	Ayanfuri	Iduapriem	Bibiani	Siguiri	Freda-Rebecca	Hedging income	Exploration	Corp. Admin	Group	Geita	Total
Production ounces	*140,096*	-	*47,844*	*59,806*	*69,142*	*23,086*	-	-	-	*339,974*	*69,410*	*409,384*
US$million												
Revenue – spot	41.1	-	14.1	17.6	20.2	10.1	-	-	-	103.1	20.3	123.4
– hedging	-	-	-	-	-	-	13.8	-	-	13.8	(0.3)	13.5
	41.1	-	14.1	17.6	20.2	10.1	13.8	-	-	116.9	20.0	136.9
Operating costs	(26.5)	-	(9.2)	(11.1)	(15.8)	(5.2)	-	-	-	(67.8)	(10.1)	(77.9)
Other costs	-	-	(0.2)	(0.1)	(0.5)	-	-	(1.0)	(4.6)	(6.4)	(0.8)	(7.2)
Refinancing and restructuring costs	-	-	-	-	-	-	-	-	(1.0)	(1.0)	-	(1.0)
Royalties	(1.2)	-	(0.4)	(0.5)	(0.7)	-	-	-	-	(2.8)	(0.6)	(3.4)
EBITDA	13.4	-	4.3	5.9	3.2	4.9	13.8	(1.0)	(5.6)	38.9	8.5	47.4
Depreciation and amortisation	(8.9)	-	(0.9)	(3.2)	(4.1)	(2.6)	-	-	(0.3)	(20.0)	(3.1)	(23.1)
Operating profit 31.3.2002	4.5	-	3.4	2.7	(0.9)	2.3	13.8	(1.0)	(5.9)	18.9	5.4	24.3
31.3.2001	*(1.7)*	*0.1*	*0.2*	*2.4*	*(4.4)*	*(0.5)*	*23.6*	*(1.6)*	*(5.5)*	*12.6*	*4.4*	*17.0*

3. Hedging Commitments

The table below shows all forward, option positions and lease rates that Ashanti had as at 28 March 2002

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	Total
Forward Sales													
(ounces)	485,622	748,742	529,992	520,996	310,000	240,000	165,000	206,000	176,000	140,000	80,000	80,000	3,682,352
(US$/ounce)	330.48	348.55	352.35	347.24	339.65	338.44	348.54	338.54	342.73	346.86	352.00	352.00	344.37
Puts:													
Bought (ounces)	232,500	50,000	79,200	79,200	79,200	79,200	79,200	79,200	79,200	-	-	-	836,900
(US$/ounce)	343.79	354.00	377.50	377.50	377.50	377.50	377.50	377,500	377.50	-	-	-	366.73
Sold (ounces)	37,500	50,000	50,000	-	-	-	-	-	-	-	-	-	137,500
(US$/ounce)	270.00	270.00	270.00	-	-	-	-	-	-	-	-	-	270.00
Subtotal (ounces)	195,000	-	29,200	79,200	79,200	79,200	79,200	79,200	79,200	-	-	-	699,400
Calls:													
Sold (ounces)	539,525	665,092	628,972	425,528	212,056	291,076	274,660	96,220	56,500	56,500	56,500	56,500	3,359,129
(US$/ounce)	*328.64*	*338.72*	*342.44*	*344.19*	*365.58*	*362.74*	*364.70*	*362.38*	*350.00*	*350.00*	*350.00*	*350.00*	*345.83*
Bought (ounces)	45,000	240,000	280,000	60,000	172,996	172,996	-	-	-	-	-	-	970,992
(US$/ounce)	380,00	429.13	444.43	380.00	418.44	418.44	-	-	-	-	-	-	424.42
Subtotal (ounces)	494,525	425,092	348,972	365,528	39,060	118,080	274,660	96,220	56,500	56,500	56,500	56,500	2,388,137
Convertible Structures:													
Put Protection (ounces)	-	-	-	-	100,000	100,000	100,000	100,000	100,000	100,000	100,000	50,000	750,000
(US$/ounce)	-	-	-	-	400.75	400.75	400.75	400.75	400.75	400.75	400.75	401.00	400.77
Forward													
Commitment (ounces)	-	-	-	-	200,000	200,000	189,000	100,000	100,000	100,000	100,000	50,000	1,039,000
(US$/ounce)	-	-	-	-	400.75	400.75	400.75	400.75	400.75	400.75	400.75	401.00	400.76
Call													
Commitment (ounces)	-	-	-	-	-	-	-	56,000	56,000	56,000	56,000	28,000	252,000
(US$/ounce)	-	-	-	-	-	-	-	400.75	400.75	400.75	400.75	401.00	400.78
Total committed ounces as a percentage of total forecast production (excluding Geita production for the project financing period, ie 2002 – 2007)													61%
Summary:													
Protected (ounces)	*677,443*	*748,742*	*559,192*	*600,196*	*489,200*	*419,200*	*344,200*	*385,200*	*355,200*	*240,000*	*180,000*	*130,000*	*5,128,573*
Committed													
(ounces)	976,968	1,173,834	878,964	886,524	549,060	558,080	628,660	458,220	388,500	352,500	292,500	214,500	7,358,310
Lease Rate Swap	3,344,750	4,263,750	3,908,400	3,448,200	2,886,400	2,351,375	1,896,675	1,426,650	1,027,470	632,250	303,750	116,000	4,263,250
Lease Rate Swap (ounces due)	3,179												3,179

Forward Sales:

A total of 3.68 million ounces have been sold forward at an average price of US$344.37 per ounce.

Put Options:

Ashanti has purchased 836,900 ounces of put options that give Ashanti the right, but not the obligation, to sell gold at certain strike prices. The average strike price is US$366.73 per ounce. Ashanti has also sold 137,500 ounces of put options at an average strike price of US$270 per ounce.

Call Options:

Ashanti has sold 3.36 million ounces of call options at an average strike price of US$345.83 per ounce. As a partial offset, Ashanti has bought 0.97 million ounces of call options at an average strike price of US$424.42 per ounce, which started maturing in 2002.

Convertible Structures:

The portfolio contains 2 types of convertible structures:

1. Ashanti owns 300,000 ounces of put options for the period March 2006 to December 2008 with strike prices of US$401 per ounce. Each option has a conversion level and a strip of conversion dates

205

associated with it. If the conversion occurs the put options convert into 589,000 ounces of forward sales at the same strike price.

2. Ashanti owns 450,000 ounces of put options for the period March 2009 to December 2013 with strike prices of US$401 per ounce. Each option has a conversion level and a strip of conversion dates associated with it. If the conversion occurs each put option converts into 1 ounce of forward sales and 0.56 ounce of (sold) call options.

The average conversion level for convertibles 1 and 2 is US$362.50.

The hedge table breaks the above structures into protected and committed ounces. The "Put Protection" represents the amount of ounces that may be sold should gold continue trading at current levels. Under certain conditions (given above) these puts may cease to exist and may be replaced by forward sales and/or calls sold ("Forward Commitment" and "Call Commitment").

Gold Lease Rate Swaps:

As of 28 March 2002, a maximum of 4.4 million ounces of Ashanti's hedged production will be exposed to the floating 1, 3 and 6 month lease rate at any one time (August 2003).

The lease rate swaps can be broken down into the following types (under all of these contracts Ashanti receives a certain lease rate income, which can be regarded as compensation for the lease rate exposure that Ashanti takes on).

Volume (ozs)	Fixed Rate	Description
23,750	2.00%	Ashanti pays a monthly floating rate and receives a monthly fixed rate of 2%.
1,546,000	1.90%	Ashanti pays a semi-annual floating rate and receives a semi-annual fixed rate of 1.9%.
1,922,000	1.75%	Ashanti pays a quarterly floating rate and receives a quarterly fixed rate of 1.75%.
920,000	2.00%	Ashanti pays a quarterly floating rate and receives a fixed amount of dollars at maturity. The quarterly amount is rolled until maturity of each forward contract. The fixed amount for each contract is calculated using the formula: Volume*YearsToMaturity*302*2.00%. The next rate set is in 2002.
Total 4,436,750		

Mark-to-market valuation:

On 28 March 2002, the portfolio had a mark-to-market value of negative US$77.6 million. This valuation was based on a spot price of US$303.15 and the then prevailing US interest rates, gold forward rates and volatilities. The delta at that time was 6 million ozs. This implies that a US$1 increase in the price of gold would have a US$6 million negative impact (approximate) on the mark-to-market valuation of the hedge book. Movements in US interest rates, gold lease rates, volatilities and time will also have a sizeable impact on the mark-to-market. All these variables can change significantly over short time periods and can consequently materially affect the mark-to-market valuation.

The approximate breakdown by type of the mark-to-market valuation at 28 March 2002 was as follows:

	US$m
Forward contracts	15.8
European Put options (net bought)	32.2
European Call options (net sold)	(76.0)
Convertible structures	(11.1)
Lease rate swaps	(38.5)
	(77.6)

Projected Realised Prices:

The following summary table shows, as at 28 March 2002, the ounces delivered and the average prices at the assumed spot price indicated. A quarterly lease rate of 2% is assumed throughout.

Spot Price	Ounces delivered *million*	Average Price *US$ Per Ounce*
US$250	5.18	356
US$300	5.34	353
US$350	6.97	347
US$400	7.94	348

The number of ounces to be delivered in this table indicates how many ounces Ashanti would sell through forward sales, as well as calls and puts, bought and sold, which would be exercised under the various assumed spot prices. The effects of all lease rate swap rate-sets (at 2%) have been included in the average price calculation.

4. Geita Hedging Commitments

The table below shows Ashanti's portion of hedging commitments for Geita as at 28 March 2002. This represents half of Geita's hedge commitments.

	2002	2003	2004	2005	2006	2007	Total
Forward Sales (ounces)	171,146	238,681	195,558	125,744	94,576	120,938	946,643
(US$/ounce)	282.19	285.78	288.53	294.33	296.05	298.49	289.48
Puts:							
Bought (ounces)	17,619	26,735	25,586	24,350	18,115	23,390	135,795
(US$/ounce)	291.36	291.19	291.29	291.19	291.03	291.66	291.29
Summary:							
Protected (ounces)	188,354	265,416	221,144	150,094	112,691	144,328	1,082,027
Committed (ounces)	170,735	238,681	195,558	125,744	94,576	120,938	946,232
Lease Rate Swap	200,964	156,301	116,774	76,301	41,420	-	200,964
Lease Rate Proceeds	411						411

Mark-to-Market Valuation

On 28 March 2002, the Geita portfolio had a mark-to-market value of negative US$57.0 million (Ashanti's portion – US$28.5 million). This valuation was based on a spot price of US$303.15 per ounce and the then prevailing US interest rates, gold forward rates, volatilities and guidelines provided by the Risk Management Committee of the Board.

5. Ashanti Hedge Book as at 22 April 2002

Since the quarter-end the Ashanti Hedge Book has been simplified and the table below shows all forwards, option positions and lease rates as at 22 April 2002:

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	Total
Forward Sales	485,622	748,742	529,992	520,996	310,000	240,000	165,000	206,000	176,000	140,000	80,000	80,000	3,682,352
	330.48	348.55	352.35	347.24	339.65	338.44	348.44	338.54	342.73	346.86	352.00	352.00	344.37
Puts:													
Bought	232,500	50,000	111,200	111,200	211,200	211,200	179,200	179,200	179,200	100,000	100,000	50,000	1,714,900
	343.79	354.00	369.59	369.59	384.34	384.34	390.47	390.47	390.47	400.75	400.75	401.00	380.37
Calls:													
Sold	651,290	665,092	628,972	425,528	412,056	491,076	463,660	252,220	212,500	212,500	212,500	134,500	4,761,894
	325.85	335.74	339.29	344.19	382.65	378.22	379.39	386.11	387.26	387.26	387.26	379.58	359.11
Bought	45,000	240,000	280,000	60,000	172,996	172,996	-	-	-	-	-	-	970,992
	380.00	429.13	444.43	380.00	418.44	418.44	-	-	-	-	-	-	424.42
Subtotal	*606,290*	*425,092*	*348,972*	*365,528*	*239,060*	*318,080*	*463,660*	*252,220*	*212,500*	*212,500*	*212,500*	*134,500*	*5,790,902*
Summary:													
Protected	716,259	798,742	641,192	632,196	521,200	451,200	344,200	385,200	355,200	240,000	180,000	130,000	5,395,389
Committed	1,090,049	1,173,834	878,964	886,524	549,060	558,080	628,660	458,220	388,500	352,500	292,500	214,500	7,471,391
Lease Rate Swap	*3,319,750*	*4,187,000*	*3,793,800*	*3,357,350*	*2,805,450*	*2,287,300*	*1,802,900*	*1,406,650*	*979,750*	*612,250*	*283,750*	*96,000*	*4,187,000*
Lease Rate Ounces Due	1,863												1,863

"

208

PART XIX

DOCUMENTS ON DISPLAY

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturday, Sunday and public holidays excepted) at the registered office of Ashanti at Gold House, Patrice Lumumba Road, Roman Ridge, Accra, Ghana and at the offices of Norton Rose, Kempson House, 35-37 Camomile Street, London EC3A 7AN, up to and including 28 June 2002:

(a) these Listing Particulars, the Scheme Document and the Circular;

(b) the Regulations;

(c) the Companies Code, the Securities Industry Law and the Mining Law;

(d) Memorandum and Articles of Association of ACSL

(e) the New Indenture;

(f) the audited consolidated accounts of the Ashanti Group for the two years ended 31 December 2000 and 31 December 2001;

(g) the Pro-forma letter set out in Part VII;

(h) the Accountants' Report on ACSL as set out in Part X above; and

(i) the Directors' service agreements referred to in paragraph 12 of Part XVII above;

(j) the letters of appointment of Ashanti's non-executive Directors referred to in paragraph 14 of Part XVII above;

(k) the material contracts referred to in paragraph 17 of Part XVII above;

(l) the contracts referred to in paragraph 18 of Part XVII above;

(m) the consent letters referred to in paragraph 26 of Part XVII above;

(n) the written undertaking, between Ashanti, Ashanti Capital and each member of the Ad Hoc Committee and other persons who have given undertakings to vote in favour of the Scheme referred to in paragraph 2 of Part II;

(o) the Escrow Agreement referred to in paragraph 5 of Part II above;

(p) Ashanti's first quarter 2000 results;

(q) the Deposit Agreement.

RF60497

Produced by THE R FACTOR. Printed in England by Royle Financial Print

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to what action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, attorney, accountant, fund manager or other independent professional adviser.

If you have sold or otherwise transferred all of your Shares or Depositary Securities in Ashanti, or sell or otherwise transfer all of your GDSs before the GDS Record Date, please forward this Circular and the other enclosed documents at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. If you have acquired all of your GDSs after the GDS Record Date you will not be entitled to vote at the Extraordinary General Meeting and you should make arrangements with the transferor to vote in accordance with your instructions.

Close Brothers Corporate Finance Limited, which is regulated in the United Kingdom by the Financial Services Authority, and Houlihan Lokey Howard and Zukin Capital, Inc. are acting for Ashanti in connection with the Proposed Restructuring and are not acting for any person other than Ashanti and will not be responsible to any person other than Ashanti for providing the protections afforded to their customers or for providing advice to any other person in connection with the Proposed Restructuring.

ASHANTI GOLDFIELDS COMPANY LIMITED

Ashanti Goldfields Company Limited

(a company incorporated with limited liability and registered under the laws of the Republic of Ghana, Registered No. 7094, ARBN 074 370 862)

Proposed Restructuring of the

$5^1/_2$ per cent. Exchangeable Guaranteed Notes due 2003

and

Notice of Extraordinary General Meeting

Notice of an Extraordinary General Meeting of Ashanti to be held at the Len Clay Stadium, Obuasi, Ghana on 28 June 2002 at 11.00 a.m. (GMT) is set out at the end of this Circular.

If you are a Shareholder, the accompanying Form of Proxy for use by Shareholders at the Extraordinary General Meeting should be completed, signed and returned to your relevant registrar; being: Ashanti's Ghanaian Registrars, Barclays Bank of Ghana Limited, Ashanti's Registrars in the United Kingdom, Capita IRG Plc, Ashanti's Australian Registrars, ASX Perpetual Registrars Limited, or Ashanti's Zimbabwean Registrars, Syfrets Corporate and Merchant Bank. In each case, your Form of Proxy must be received by the relevant registrar at its address set out in the relevant Form of Proxy, not less than 48 hours before the time appointed for holding the Meeting.

If you hold GDSs, the accompanying Voting Instruction Form should be completed, signed and returned, through your broker/custodian in accordance with normal voting procedures, so as to be received by The Bank of New York as depositary for the GDSs by 5.00 pm (New York time) on 21 June 2002. If your Voting Instruction Form has not been received by the Bank of New York by this time, your instructions will not be counted.

If you hold Depositary Securities, other than GDSs, the accompanying Voting Instruction Form should be completed, signed and returned to the relevant Depositary by 11.00 a.m. (local time) on 24 June 2002 at the address specified in the relevant Voting Instruction Form.

15 May 2002

211

FORWARD LOOKING STATEMENTS

This Circular contains a number of statements relating to plans, forecasts, and future results of Ashanti that are considered "forward looking statements" as defined in the Private Securities Litigation Reform Act 1995 of the United States including but not limited to the restructuring of the Existing Notes, the restructuring of Ashanti's hedge book and negotiations to extend margin-free trading arrangements, the negotiations of a New RCF, future working capital, future production levels and operating costs and plans for diversification. Ashanti may also make written or oral forward looking statements in its presentations, in its periodic reports and filings with the various regulatory authorities, in its annual report to shareholders, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward looking statements include statements about our beliefs, hopes, projections and expectations, and may include statements regarding future plans, objectives or goals, anticipated production or construction commencement dates, construction completion dates, working capital, expected costs, production output, the anticipated productive life of mines, projected cashflows, debt levels, and mark-to-market values of and cashflows from the hedgebook.

Such statements are based on current plans, information, intentions, estimates and projections and certain external factors which may be beyond the control of Ashanti and, therefore, undue reliance should not be placed on them. Forward looking statements speak only as of the date they are made, and Ashanti undertakes no obligation, subject to any continuing obligations or requirements of the UK Listing Rules, to update publicly any of them in light of new information or future events. These statements are subject to risks and uncertainties that could cause actual occurrences to differ materially from the forward looking statements, such as the risks that conditions to the restructuring of the Existing Notes may not be satisfied, fulfilled or waived, the Scheme of Arrangement might not be approved by the holders of the Existing Notes or by the relevant Court, the restructuring of Ashanti's hedge book may not be able to proceed as hoped, Ashanti may not be able to achieve the levels of production and operating costs it has projected. Additional risk factors affecting Ashanti are set out in Ashanti's filing with the US Securities and Exchange Commission.

Ashanti can give no assurances that such results, including the actual production or commencement dates, construction completion dates, costs or production output or anticipated life of the projects and mines, projected cashflows, debt levels, and mark-to-market values of and cashflows from the hedgebook, and projections of the conditions under which a particular Hedge Counterparty might be permitted to make margin calls discussed, will not differ materially from the statements contained in this Circular. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors collectively referred to as "Risk Factors", many of which are beyond the control of Ashanti, which may cause actual results to differ materially from those expressed in the statements contained in this Circular. These Risk Factors include liquidity, gold price volatility, hedging operations, reserves estimates, exploration and development, mining, yearly output, infrastructure, Ghanaian political risks, environmental regulation, labour relations, general political risks, control by principal shareholders, Ghanaian Statutory provisions, dividends, litigation and restructuring risks. For example, future revenues from projects or mines described herein will be based in part upon the market price of gold, which may vary significantly from current levels. Such variations, if materially adverse, may impact the timing or feasibility of the developments of a particular project or the expansion of specified mines.

Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated life of mines include the ability to profitably produce and transport gold extracted therefrom to applicable markets, the impact of foreign currency exchange rates, the impact of any increase in the costs of inputs, and activities by governmental authorities where such projects or mines are being explored or developed, including increases in taxes, changes in environmental and other regulations and political uncertainty.

Likewise the cashflows from and mark-to-market values of the hedgebook can be affected by, inter alia, gold price volatility, US interest rates, gold lease rates and active management of the hedgebook.

Forward looking statements speak only as of the date they are made, and Ashanti undertakes no obligation, subject to any continuing obligations or requirements of the UK Listing Rules, to update publicly any of them in light of new information or future events.

CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	Time	Date
Latest time and date for receipt of Voting Instruction Forms for GDSs by the GDS Depositary	5.00 p.m. (New York time)	21 June 2002
Latest time and date for receipt of Voting Instruction Forms for Depositary Securities other than GDSs by relevant Depositary	11.00 a.m. (local time)	25 June 2002
Latest time for lodging Forms of Proxy with relevant registrar	11.00 a.m. (GMT)	26 June 2002
Court Meeting	10.30 a.m. (New York time)	17 June 2002
Extraordinary General Meeting	11.00 a.m. (GMT)	28 June 2002
Grand Court hearing of petition to sanction the Scheme	11.00 a.m. (New York time)	2 July 2002
Effective Date of Scheme		Not earlier than 11 July 2002
Admission of the New Shares, New GDS and the New Notes		12 July 2002

These dates are indicative only and will depend, amongst other things, on the date upon which the Grand Court sanctions the Scheme and the satisfaction of various conditions as set out in Part I.

Note Investors, Noteholders and Securityholders will be kept advised of the progress of the Scheme and of any significant changes to the expected timetable under the Scheme by announcements through the LSE and the NYSE. An announcement will be made once the Scheme becomes effective.

All references to time set out above are references to GMT time unless otherwise stated.

DEFINITIONS

The following definitions apply throughout this Circular, unless the context requires otherwise:

"ACSL"	Ashanti Capital (Second) Limited, a Cayman Islands wholly-owned subsidiary of Ashanti and the issuer of the New Notes
"Active Counterparties"	Barclays Bank Plc, J. Aron & Company, Société Générale, N M Rothschild & Sons Limited, UBS AG, JP Morgan Chase Bank, Citibank, N.A., Dresdner Bank AG New York Branch and Standard Bank London Limited, or any successors in title thereof
"Ad Hoc Committee"	an ad hoc committee of Note Investors comprising Sodipar SA/ Liberties Strategic Services Limited, Millennium Management LLC and funds of Franklin Templeton Investments (comprising Franklin Custodian Funds, Inc., Franklin Income Securities Fund and Franklin SICAV Income Fund) holding approximately 65.5 per cent. in value of the outstanding Existing Notes
"Ashanti"	Ashanti Goldfields Company Limited, a company incorporated with limited liability under the laws of the Republic of Ghana
"Ashanti Capital"	Ashanti Capital Limited, a Cayman Islands wholly-owned subsidiary of Ashanti and the issuer of the Existing Notes
"Ashanti Depositary Interests"	the interests in the Shares of Ashanti settled and traded within CREST
"Ashanti Group" *or* "Group"	Ashanti and its subsidiary undertakings
"Board"	the board of directors of Ashanti from time to time
"Circular"	this document
"Close Brothers"	Close Brothers Corporate Finance Limited
"Court Meeting"	the meeting of Noteholders convened in accordance with the leave of the Grand Court pursuant to Section 86 of the Companies Law (2001 Second Revision) of the Cayman Islands to consider and, if thought fit, to approve the Scheme, including any adjournment thereof
"CREST"	the relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI No 2001/3755)) in respect of which CRESTCo is the Operator (as defined in such regulations), being a paperless settlement system enabling securities to be evidenced otherwise than by certificate and transferred otherwise than by way of written instrument
"CRESTCo"	CRESTCo Limited, a limited liability company incorporated in England and Wales with registered number 2878738 with registered office at 33 Cannon Street, London EC4M 5SB
"CUFS"	CHESS Units of Foreign Securities, being a unit of beneficial ownership in a Share listed on the Australian Stock Exchange
"Depositary"	any (or all as appropriate) of: (a) CHESS Depositary Nominees Pty Limited, as depositary for the CUFS; (b) The Bank of New York, as depositary for the GDSs (the "GDS Depositary"); (c) Temple Assets Executor and Trust Company (Private) Limited, as depositary for the ZDRs; and/or (d) Capita IRG Trustees Limited as depositary for the Ashanti Depositary Interests

"Depositary Securities"	CUFS, GDSs, ZDSs or Ashanti Depositary Interests, or as the context requires, any of them
"Effective Date"	the date on which the Scheme becomes effective in accordance with its terms
"Exchange Price"	US$5.75, being the initial exchange price
"Existing Bank Group"	the existing bank group consisting of the Ashanti Group's Hedge Counterparties as at the date of this document and the Lending Banks
"Existing Indenture"	the indenture in relation to the Existing Notes dated as of 5 March 1996 between Ashanti Capital, Ashanti and The Bank of New York, as amended by a supplemental indenture dated 10 May 2002
"Existing MFTL"	the margin free trading letter dated 20 October 2000 between Ashanti and its Hedge Counterparties dealing with the suspension of margin, as more particularly described in paragraph 5 of Part V of this document
"Existing Notes"	the outstanding US$218,571,000 5½ per cent. Exchangeable Guaranteed Notes due 15 March 2003 issued by Ashanti Capital and guaranteed by Ashanti, being the US$250,000,000 notes issued in March 1996 less the US$31,429,000 notes repurchased prior to the date hereof by the Ashanti Group
"Existing RCF"	the US$270 million revolving credit facility dated 3 December 1998 between, amongst others, Ashanti Finance (Cayman) Limited, Ashanti, Chase Manhattan plc and Chase Manhattan International Limited as amended and restated as at the date of this Circular
"Extraordinary General Meeting" *or* "Meeting"	the extraordinary general meeting of Ashanti convened for 11.00 a.m. (GMT) on 28 June 2002 at Len Clay Stadium, Obuasi, Ghana including any adjournment thereof
"Form of Proxy"	the proxy form accompanying this Circular for use by Shareholders in connection with the Extraordinary General Meeting
"GDS Record Date"	5.00 pm (New York time) on 21 May 2002
"GDSs"	global depositary securities, each security representing one Share or evidencing a right to receive one Share deposited with the GDS Depositary
"Geita Mine"	the gold mine in the United Republic of Tanzania ("Tanzania") operated pursuant to special mining licence SML 45/99 granted by Tanzania
"GMT"	Greenwich Mean Time
"Grand Court"	Grand Court of the Cayman Islands
"Hedge Counterparties"	those financial institutions from time to time with whom Ashanti has entered into hedging arrangements and "Hedge Counterparty" means any one of them
"Houlihan Lokey"	Houlihan Lokey Howard & Zukin Capital, Inc.
"Interim Margin Free Agreements"	an agreement in the same form as the conditional interim bilateral agreements made between members of the Ashanti Group and Active Counterparties in March 2002 relating to an extension of margin free trading on the basis as more particularly described in paragraph 6 of Part V of this document
"Lending Banks"	the lenders from time to time pursuant to the Existing RCF
"Listing Particulars"	the listing particulars in relation to the New Notes, New Shares and New GDSs, prepared in accordance with the UK Listing Rules and

Part VI of the Financial Services and Markets Act 2000, as they may be supplemented or amended from time to time

"London Stock Exchange" or "LSE"	London Stock Exchange plc
"Majority Counterparties"	the Hedge Counterparties whose exposures then outstanding are in aggregate at least two-thirds of the aggregate of all Hedge Counterparties' exposure; exposure is calculated under the Interim Margin Free Agreements in accordance with an agreed formula set out in those documents
"Mix and Match Election"	the facility under which Note Investors may elect, subject to availability as a result of countervailing elections, to vary the proportions in which they receive consideration to which they are directly or indirectly entitled pursuant to the Proposed Restructuring
"New GDSs"	the GDSs to be issued pursuant to the Proposed Restructuring
"New Indenture"	a final draft (subject to modifications approved between Ashanti and the Ad Hoc Committee) of the indenture in relation to the New Notes to be entered into between ACSL (as issuer), Ashanti (as guarantor) and The Bank of New York (as trustee) on or prior to the Effective Date, containing the terms and conditions of the New Notes as summarised in Part II of this document
"New MFTL"	the amended and restated margin free trading letter in relation to ongoing margin free trading as more particularly described in paragraph 7 of Part V of this document, which will apply to all Active Counterparties upon satisfaction of various conditions
"New Notes"	the US$163,928,000 7.95 per cent. Exchangeable Guaranteed Notes due 30 June 2008 to be issued by ACSL and guaranteed by Ashanti pursuant to the Scheme and having the terms set out in the New Indenture
"New RCF"	the US$100 million revolving credit facility dated 14 May 2002 between, amongst others, Ashanti Finance (Cayman) Limited (as borrower), Ashanti (as parent and guarantor), Barclays Capital, (the investment banking division of Barclays Bank PLC), Bayerische Hypo- und Vereinsbank AG, NM Rothschild & Sons Limited, and Standard Bank London Limited (as arrangers), the Financial Institutions (as defined therein) and NM Rothschild & Sons Limited (as facility agent and security trustee) as more particularly described in paragraph 8 of Part V of this document
"New Shares"	Shares (including Treasury Shares which may be issued) to be issued pursuant to the Scheme together with the 800,000 Shares to be issued to Close Brothers (or its nominees) on the Proposed Restructuring becoming effective
"Noteholders"	persons entered on the Register at the Record Date as holding Existing Notes
"Note Investors"	persons who hold a beneficial or other proprietary interest in Existing Notes as principal at the Record Date
"NYSE"	the New York Stock Exchange
"Official List"	the official list maintained by the UK Listing Authority
"Order"	the order of the Grand Court sanctioning the Scheme
"Ordinary Shares" *or* "Shares"	ordinary shares of no par value in Ashanti
"Proposed Restructuring"	the proposed restructuring of the Existing Notes pursuant to the Scheme to be implemented on the basis described in the Scheme Document

"Record Date"	5.00 p.m. (New York time) on 16 May 2002, being the record date in respect of the Scheme
"Register"	the record of holders of the Existing Notes as defined in section 205 of the Existing Indenture
"Regulations"	the regulations of Ashanti governing its activities and its relationship with shareholders, being the equivalent of an English incorporated company's articles of association
"Resolutions"	the resolutions to be proposed at the Extraordinary General Meeting and set out in the attached Notice of Extraordinary General Meeting and "Resolution" shall mean any one of them
"Restructuring Resolution"	the Resolution set out as resolution no 1 in the Notice of the Extraordinary General Meeting located at the end of this Circular
"Risk Management Committee"	a sub-committee of the Board which was set up in April 2000 and has authority to review and monitor the execution of Ashanti's risk management policies, with particular focus on financial risk (including hedging) and, where necessary, make recommendations to the Board concerning such policies
"Scheme" *or* "Scheme of Arrangement"	the scheme of arrangement between Ashanti Capital and the Noteholders as pursuant to section 86 of the Companies Law (2001 Second Revision) of the Cayman Islands to implement the Proposed Restructuring
"Scheme Document"	the document to be issued addressed to the Noteholders and Note Investors setting out, amongst other things, the terms of the Scheme
"Securityholders"	holders of Shares or holders of Depositary Securities and "Securityholder" shall mean any one of them
"Shareholders"	holders of Shares and "Shareholder" shall mean any one of them
"Technical Services Agreement"	an agreement which Ashanti entered into in March 1994 (and as subsequently amended) with its largest shareholder, Lonmin Plc ("Lonmin") (then Lonrho Plc) whereby Lonmin is required to provide the services of Mr S.E. Jonah to Ashanti as its managing director and/or chief executive
"Treasury Shares"	559,405 Shares which are currently held in treasury and are available for re-issue by Ashanti
"UKLA" *or* "UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000, including where the context so permits, any committee, employee, officer or servant to whom any function of the UK Listing Authority may for the time being be delegated
"UK Listing Rules" *or* "Listing Rules"	the rules and regulations made by the UK Listing Authority under Part VI of the Financial Services and Markets Act 2000 as amended from time to time
"United Kingdom" *or* "UK"	the United Kingdom of Great Britain and Northern Ireland
"United States", "US" *or* "USA"	the United States of America, its territories and possessions, any State of the United States or the District of Columbia and all areas subject to its jurisdiction
"US Dollars" *or* "US$" *or* "$"	the lawful currency of the United States of America
"Voting Instruction Form"	the instruction form accompanying this Circular for use by holders of the Depositary Securities to instruct their relevant Depositary to vote in respect of the Shares represented by their Depositary Securities at the Extraordinary General Meeting

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"Warrant Commitment Letter"	the agreement dated 30 October 1999 (as amended, including amendments on 18 February 2000) made between Ashanti, Ashanti Treasury Services Limited, Geita Treasury Services Limited and Ashanti's Hedge Counterparties as at such dates
"Warrantholder"	holders of Warrants
"Warrants"	warrants issued by Ashanti Warrants Limited pursuant to the Warrant Commitment Letter
"ZDSs"	Zimbabwe depositary securities, each evidencing one hundredth of a Share

PART I

LETTER FROM THE CHAIRMAN OF ASHANTI

ASHANTI GOLDFIELDS COMPANY LIMITED

Directors:
M.E. Beckett* *(Chairman)*
T.E. Anin*
M. Botsio-Phillips *(General Counsel)*
The Rt. Hon. The Baroness Chalker of Wallasey PC*
Dr C.A. Crocker*
T.R. Gibian*
G.E. Haslam*
S.E. Jonah *(Chief Executive Officer)*
Dr M.P. Martineau*
N.J. Morrell*
E.D. Ofori Atta *(Director, Corporate Relations)*
T.S. Schultz *(Chief Operating Officer)*
S. Venkatakrishnan *(Chief Financial Officer)*

* Non-Executive directors

Registered Office and Head Office:
Gold House
Patrice Lumumba Road
Roman Ridge
PO Box 2665
Accra, Ghana

Secretary:
E. Abankroh

15 May 2002

Dear Securityholder and, for information only, Warrantholders

PROPOSED RESTRUCTURING

Introduction

As Securityholders will be aware, the Existing RCF and the Existing Notes fall due for repayment at the end of 2002 or in early 2003. During 2001 your Board therefore initiated moves to refinance and restructure these debt obligations and, on 25 January 2002, your Board announced that it had agreed terms in connection with the Proposed Restructuring with an Ad Hoc Committee of holders of the Existing Notes and was working to resolve certain outstanding issues that needed to be addressed to enable the Proposed Restructuring to be implemented. Subsequent announcements have been issued detailing that these outstanding issues have now been resolved. Your Board is now pleased to announce final details of the Proposed Restructuring which is proposed to be approved by Noteholders at the Court Meeting to take place on 17 June 2002. The Proposed Restructuring is conditional on, amongst other things, the approval of Shareholders of the Restructuring Resolution at the Extraordinary General Meeting to be held on 28 June 2002.

Conditionally, amongst other things, on the Proposed Restructuring being completed, Ashanti has been able to negotiate ongoing margin free trading arrangements in respect of its hedging activities and a new revolving credit facility for a further five years which will enable it to repay the Existing RCF prior to the stated maturity dates. Ashanti also announced that it had secured support for the Proposed Restructuring from approximately 79.3 per cent. of the holders of the Existing Notes. Ashanti has received in total irrevocable undertakings from holders representing approximately 72.2 per cent. of the Existing Notes and letters indicating an intention to vote in favour of the Proposed Restructuring representing 7.1 per cent. of the Existing Notes.

Since the announcement of the Proposed Restructuring on 25 January 2002, Ashanti's share price has increased 55 per cent. to close at US$5.73 on 13 May 2002 (New York time). The increase in the period to 8 March 2002 resulted in the exchange price for the New Notes being set at US$5.75.

Your Board, together with its restructuring advisers Close Brothers and Houlihan Lokey, has reviewed the options available to Ashanti. The Board has also considered the potential of an underwritten issue of new equity to Securityholders. Since Ashanti's announcement on 25 January 2002 detailing the Proposed

Restructuring and resulting share price improvement, your Board, together with Close Brothers, continues to believe that the Proposed Restructuring is fair and reasonable so far as Securityholders are concerned. The Board also considers that the Proposed Restructuring stands the best chance of being acceptable to all stakeholders and of being delivered within the timeframe available.

Your Board continues to believe that, in the absence of other deliverable proposals, the alternative to the Proposed Restructuring is stark. The outstanding balance of the Existing RCF falls due for repayment on or before 15 January 2003 and the Existing Notes fall due for repayment on 15 March 2003. Under the Existing MFTL, Ashanti benefits from margin free trading with its Hedge Counterparties only until 31 December 2002 and from increased margin thresholds until 31 December 2004, subject in each case, to compliance with covenants and no event of default being declared. The above matters raise substantial doubt about the Ashanti Group's ability to continue as a going concern.

If the Proposed Restructuring is not approved by Securityholders, or if the conditions to which the Proposed Restructuring is subject are not satisfied or waived, then in the absence of other deliverable proposals, Ashanti will face a serious liquidity crisis.

Ashanti is therefore proposing to implement the Proposed Restructuring, the Interim Margin Free Agreements and the New RCF in order to ensure Ashanti's continued operational existence. There remain a number of conditions which need to be satisfied in order for the Proposed Restructuring to become effective and the Interim Margin Free Agreements and the New RCF to become unconditional. There can be no guarantees that these conditions will be satisfied. Should any of the relevant conditions not be satisfied, or if the Proposed Restructuring is withdrawn for any reason, it is possible that, unless a standstill or other accommodation is reached with its Existing Bank Group, its Hedge Counterparties and in due course the holders of its Existing Notes, Ashanti might not be able to meet its debts as they fall due. If the Proposed Restructuring is not successfully implemented during the current financial year, there will be uncertainty as to whether the Ashanti Group will be able to continue in operational existence for at least the next 12 months.

The current margin free trading arrangements also expire at the end of the current financial year, or earlier if there is a breach of any of the covenants in the Existing MFTL, which covenants largely follow the covenants in the Existing RCF, or if any Hedge Counterparty exercised any default or termination rights which they have in their individually negotiated hedging agreements. The Interim Margin Free Agreements are conditional, amongst other things, on the Proposed Restructuring, or such other restructuring as is approved by an appropriate majority of Hedge Counterparties.

Your Board unanimously recommends you to vote in favour of the Resolutions and urges you to complete and return the enclosed relevant Form of Proxy or the Voting Instruction Form (as the case may be) as soon as possible, whether or not you intend to be present at the Extraordinary General Meeting. Until the Proposed Restructuring is implemented your Board will continue to review any other serious proposals which it considers to be in the interests of Ashanti. In considering any alternative proposals your Board will take into account the requirement to repay in full when due the Existing RCF and Existing Notes and the deliverability of any such proposal. If your Board, after taking legal advice, recommends an alternative third party proposal which it believes is superior to the Proposed Restructuring, or determines not to proceed with the Proposed Restructuring because it is no longer in the interests of Ashanti, then the obligations in the form of written undertakings from the Ad Hoc Committee and others to vote in favour of the Proposed Restructuring would lapse.

Background to and reasons for the Proposed Restructuring

Securityholders will be well aware of the liquidity crisis faced by Ashanti in September 1999 when, following the Bank of England's second gold auction on 21 September 1999 and the subsequent announcement on 26 September 1999 of the Washington Agreement under which 15 European central banks agreed to limit the sale and lending of bullion reserves, the gold price rose US$86 per ounce in eleven trading days. This resulted in the mark-to-market valuation of Ashanti's hedge book turning from a positive US$290 million at the end of June 1999 to US$570 million negative in early October 1999. At the time of the crisis Ashanti only had margin limits available to it in the aggregate of approximately US$290 million. Whilst in the past Ashanti had been able to manage its hedge book within its then levels of margin, these proved inadequate due to the rapidity of the price increase and the structure of its hedge book at that time. As a result of the large negative mark-to-market valuation, Ashanti could have been required to post more than US$280 million in cash as collateral ("margin") for its obligations under the hedging contracts, which amount was not available. The crisis was exacerbated by a working capital shortfall occasioned by a number of other factors.

During the liquidity crisis of 1999, Ashanti and each of its Hedge Counterparties entered into margin free trading arrangements, which were amended in October 2000 pursuant to the Existing MFTL, which provide subject to, amongst other things, Ashanti complying with certain covenants that:

(i) until 31 December 2002, Ashanti has margin free trading arrangements;

(ii) from 1 January 2003 until 31 December 2003, a Hedge Counterparty can only call for margin if the mark-to-market exposure of such Hedge Counterparty is equal to or exceeds the lesser of $75 million or 200 per cent. of such Hedge Counterparty's margin threshold; and

(iii) from 1 January 2004 until 31 December 2004, a Hedge Counterparty can only call for margin if the mark-to-market exposure of such Hedge Counterparty is equal to or exceeds the lesser of $60 million or 150 per cent. of such Hedge Counterparty's margin threshold.

In February 2000, the Ashanti Group obtained a US$100 million bridge facility to allow it to complete the development of the Geita Mine. This short term facility was repaid out of the proceeds of the sale of a 50 per cent. interest in the Geita Mine to Anglogold Limited which was completed at the end of December 2000. Following such sale and application of operating cashflows, Ashanti reduced its aggregate bank borrowings under its Existing RCF to US$55 million by 31 December 2001. In December 2001, Ashanti secured an extension of its working capital facilities within the Existing RCF on a voluntary basis from certain of its Lending Banks for US$25.4 million, all of which is available for drawing up to 30 December 2002 on substantially the same terms as its existing facilities.

In addition to bank borrowings and other indebtedness, which as at 31 December 2001 was as set out in Part IV, the Ashanti Group has outstanding approximately US$219 million in respect of the Existing Notes net of buy-back which are due to be redeemed in March 2003. Under the arrangements with its Existing Bank Group, Ashanti was required to present a refinancing plan by the end of January 2002. The refinancing plan was presented to its Existing Bank Group on 28 January 2002 and has not been objected to by the Existing Bank Group within the period permitted for objections.

In May 2001, the Board agreed to address the issue of the impending maturity of the Existing Notes well in advance of such maturity date and appointed Close Brothers and Houlihan Lokey to advise the Board in connection with strategic alternatives to address this issue.

Since then the executive management team has worked closely with Close Brothers and Houlihan Lokey to consider the various alternatives available to Ashanti and to commence discussions with the Ad Hoc Committee. Those discussions led to the announcement of the Proposed Restructuring on 25 January 2002.

Your Board, together with Close Brothers, continues to believe that the Proposed Restructuring is fair and reasonable so far as Securityholders are concerned. The Board also considers it to be the alternative which stands the best chance of being acceptable to all stakeholders and being delivered within the timeframe available.

Your Board believes that the Proposed Restructuring, once completed, will achieve the following:

- strengthen Ashanti's balance sheet by the conversion of approximately US$54.6 million of debt into equity;
- extend the maturity profile of the debt to align it more closely with Ashanti's cashflow profile;
- unlock value for all stakeholders in Ashanti by putting Ashanti on a stronger financial footing;
- enable the Board to implement its strategy to continue to build on its recent performance and enhance the value of its assets by increasing production and reducing cash costs per ounce from its mining operations; and
- facilitate Ashanti's participation in opportunities available in the present consolidating gold industry.

At the time of the announcement on 25 January 2002, Ashanti had obtained support for the Proposed Restructuring from the Ad Hoc Committee. A pre-condition to Ashanti obtaining such support from the Ad Hoc Committee was Ashanti obtaining the agreement of all of the Active Counterparties other than Credit Suisse First Boston International ("CSFB") to continuing margin free trading arrangements in respect of its gold hedging activities following the Proposed Restructuring becoming effective. Ashanti announced on 18 March 2002 that it had signed Interim Margin Free Agreements with all the Active Counterparties other than CSFB. Such agreements are conditional upon, amongst other things, the Proposed Restructuring becoming effective. On 18 April 2002, Ashanti announced that CSFB had novated all of its existing hedging trades with the Ashanti Group to Barclays Bank PLC and was consequently no longer an active counterparty of Ashanti. With effect from 18 April 2002, the Interim Margin Free Agreements had been signed by all the Active Counterparties. Once the agreements become unconditional Ashanti will have secured continuing margin free arrangements in respect of its gold hedging activities. Further details concerning Interim Margin Free Agreements are set out below and are more particularly described in paragraph 6 of Part V of this document.

The announcement of the Proposed Restructuring has also enabled Ashanti to agree terms for the US$100 million New RCF, which will be used to replace the Existing RCF, upon the Proposed Restructuring becoming effective. Further details, including the conditions to drawdown, are more particularly described below and in paragraph 8 of Part V of this document.

In light of the progress which Ashanti had achieved in relation to the Proposed Restructuring, the Directors formed the judgement in signing of the audited accounts that it was appropriate to continue to use the going concern basis in its accounts. Further details regarding the working capital available to the Ashanti Group are more particularly described below.

The Proposed Restructuring

The principal terms of the Proposed Restructuring are:

Partial equitisation of Existing Notes to strengthen Ashanti's balance sheet:

- Exchange of US$54,642,750 of the Existing Notes (representing 25 per cent. of the Existing Notes) for the issue of 14,768,310 New Shares issued in the form of New GDSs at a price per New GDS of US$3.70.

Exchange of remaining Existing Notes into longer term new exchangeable notes:

- Exchange of US$163,928,250 of the Existing Notes (representing 75 per cent. of the Existing Notes) for US$163,928,000 of New Notes issued by ACSL.
- The New Notes will be exchangeable by the holders into Shares or GDSs at any time at an initial exchange price of US$5.75 (the "Exchange Price").
- The New Notes will have a coupon of 7.95 per cent. per annum payable on 30 June and 31 December in each year and will, subject as set out below, mature on 30 June 2008.
- The New Notes will be mandatorily redeemable by ACSL in semi-annual instalments of US$12 million commencing on 31 December 2003 to the extent not already exchanged.
- The balance of any New Notes not exercised or redeemed will be repayable in full on 30 June 2008. ACSL also has the option on each semi-annual redemption date to redeem an additional US$12 million of New Notes. If any of the New Notes are exchanged prior to their maturity date, the amount of any semi-annual repayment and any optional repayment will be reduced on a pro rata basis.

Other terms

- Following completion of the Proposed Restructuring, Ashanti will pay to the holders of the Existing Notes at the Record Date an exchange fee of two per cent. of the face value of the then outstanding Existing Notes. In aggregate, this payment will amount to approximately US$4.37 million
- No fractions of New GDSs or denominations of New Notes of less than US$1,000 will be issued but will be rounded down in each case
- The terms and conditions of the New Notes are more particularly described in Part II of this document
- A Mix and Match Election will also be available, meaning that Note Investors may elect to receive a greater number of GDSs and a lessor amount of New Notes or vice versa. However, the aggregate maximum number of New Shares and the maximum amount of New Notes to be issued under the Scheme will not be varied, meaning that no more than 14,768,310 New GDSs and US$163,928,000 principal amount of New Notes will be issued in total. Accordingly, the ability to satisfy Mix and Match Elections made by Note Investors will be dependant upon the extent to which other Note Investors make offsetting elections. To the extent that elections cannot be satisfied in full, they will be scaled down on a pro rata basis.

- A cash payment will also be paid equal to the amount of interest on the Existing Notes in respect of the period from the last interest payment date for the Existing Notes prior to the Effective Date up to the business day immediately prior to the Effective Date.

The pro forma impact of the Proposed Restructuring on the balance sheet of the Ashanti Group has been set out in Part IV of this document.

The table below shows the aggregate holdings of the Note Investors following the implementation of the Proposed Restructuring and where stated following the exercise of exchange rights in relation to the New Notes:

	Assuming no exercise of existing options or warrants[(1)]	Assuming full exercise of existing options or warrants[(1)]
Assuming no exchange of New Notes:	11.5%	9.8%
Assuming exchange of the then remaining New Notes at the final maturity date[(2)]	17.7%	15.2%
Assuming full exchange of the New Notes[(3)]	27.6%	24.1%

Notes:

(1) Calculations based upon issued share capital immediately following the Proposed Restructuring including the issue of 800,000 New Shares to Close Brothers. The calculations take account of approximately 19.835 million of outstanding warrants and 2.832 million of outstanding options in issue.

(2) The New Notes will be amortised in US$12 million semi-annual repayments commencing on 31 December 2003. At the final maturity date and assuming no other early redemptions in accordance with the terms of the New Indenture, the balance outstanding at the final maturity date will be US$55.928 million.

(3) Assumes exchange of all New Notes issued prior to any amortisation

Implementation

The Proposed Restructuring is being implemented by way of a Scheme to be sanctioned by the Court and is subject to a number of conditions (which are set out in detail below), including the approval of the requisite majorities of the Noteholders and Securityholders.

Members of the Ad Hoc Committee, who in aggregate hold approximately 65.5 per cent. of the Existing Notes have each entered into written undertakings with Ashanti and Ashanti Capital pursuant to which such Note Investors have agreed, when solicited, to vote in favour of the Proposed Restructuring at the Court Meeting. In addition, certain other Note Investors holding approximately 6.7 per cent. of the Existing Notes have entered similar undertakings with Ashanti and Ashanti Capital. Such persons have also agreed only to sell or otherwise dispose of any Existing Notes or any economic interest therein prior to completion of the Proposed Restructuring if they procure that the proposed transferee enters into a similar undertaking with Ashanti and Ashanti Capital. These obligations of such Note Investors lapse on a date which is the earlier of:

(a) 31 August 2002;

(b) the date on which the Board or the board of Ashanti Capital formally announces any decision not to proceed with the Proposed Restructuring because, having considered legal advice, it has determined that it would be a breach of its fiduciary duties to proceed with the Proposed Restructuring;

(c) the date on which the Board or the board of Ashanti Capital recommends an alternative proposal made by a third party involving as part of such proposal a restructuring or redemption of the Existing Notes that is on terms which the Board or the board of Ashanti Capital, having considered legal advice, publicly recommends as being superior to the Proposed Restructuring for the holders of interests in the Existing Notes; or

(d) if Ashanti or Ashanti Capital modifies, amends or replaces any scheme, or restructuring document in any respect that makes it inconsistent in any material respect with the written undertakings signed by those Note Investors or with the Scheme Document and having been notified of such inconsistency by the Note Investor within five business days of receipt of such document, fails within a period of 48 hours of notification of the inconsistency to remedy such inconsistency by a further public announcement or otherwise, on the date on which such cure period expires.

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In addition, certain other Note Investors, holding approximately 7.1 per cent. of the Existing Notes have indicated to Ashanti and Ashanti Capital that they intend to vote in favour of the Proposed Restructuring at the Court Meeting.

Conditions to the implementation of the Proposed Restructuring

The Proposed Restructuring will be subject to the following conditions being satisfied:

(i) the approval by a majority in number representing 75 per cent. in value of the Noteholders present and voting, either in person or by proxy, at the Court Meeting;

(ii) the passing of the Restructuring Resolution at the Extraordinary General Meeting;

(iii) admission of the New Shares, New GDSs and New Notes to be issued pursuant to the Proposed Restructuring to:

  (a) the Official List of the UK Listing Authority becoming effective in accordance with paragraph 7.1 of the Listing Rules issued by the UK Listing Authority and the admission to trading of such securities on the main market of the London Stock Exchange for listed securities becoming effective in accordance with the London Stock Exchange Admission and Disclosure Standards or (if Ashanti agrees) the UK Listing Authority and London Stock Exchange agreeing or confirming their decision to so admit; and

  (b) the NYSE or (if Ashanti agrees) the NYSE agreeing or confirming its decision to so admit;

(iv) admission of the New Shares to be issued pursuant to the Proposed Restructuring to the First List of the Ghana Stock Exchange or (if Ashanti agrees) the Ghana Stock Exchange agreeing or confirming its decision to so admit;

(v) the sanction (with or without modification) of the Scheme to implement the Proposed Restructuring by the Grand Court and a copy of the Order of the Grand Court being delivered for registration to the Registrar of Companies in the Cayman Islands;

(vi) the approval to the Proposed Restructuring of the Hedge Counterparties in accordance with the requirements of the Existing MFTL;

(vii) the approval to the Proposed Restructuring by Ashanti's Lending Banks in accordance with the requirements of the Existing RCF or the repayment of Ashanti's Existing RCF;

(viii) the approval of the Governor of the Bank of Ghana to the issue of the guarantee by Ashanti in respect of the New Notes; and

(ix) a permanent restraining order of the United States Bankruptcy Court under section 304 of Title II of the United States Code being made to give effect to the Proposed Restructuring as a matter of United States law.

Ashanti reserves the right to waive or amend conditions (iv), (vi), (vii), (viii) and (with the approval of the Ad Hoc Committee) (ix). The satisfaction or occurrence of any of the conditions of the Proposed Restructuring cannot be guaranteed. Ashanti shall be under no obligation to waive, to determine as being fulfilled, or to treat as fulfilled, any of the above conditions to the Proposed Restructuring notwithstanding that the other conditions may have been waived or fulfilled as at an earlier date.

Unless condition (ix) is waived with the consent of the Ad Hoc Committee, Ashanti will not make the Scheme effective (and thus complete the Proposed Restructuring) by filing a copy of the Order of the Grand Court sanctioning the Scheme until a permanent restraining order of the United States Bankruptcy Court under Section 304 of Title II of the United States Code is made to give effect to the Proposed Restructuring as a matter of United States law.

The Proposed Restructuring is not conditional on the Interim Margin Free Agreements, the New MFTL or the New RCF becoming effective and unconditional.

The approval of the Governor of the Bank of Ghana to satisfy condition (viii) has been obtained. Ashanti is seeking the appropriate approval of the Lending Banks to the Proposed Restructuring, on the basis that Ashanti will undertake to the Lending Banks not to make the Scheme effective unless it is able immediately thereafter to drawdown on the New RCF to repay the Existing RCF. Whilst the Proposed Restructuring is not conditional on the Interim Margin Free Agreements, the New MFTL or the New RCF becoming effective and unconditional, unless Ashanti is able to repay the Existing RCF by other means, the Proposed

Restructuring may only become effective if Ashanti has satisfied the conditions precedent to the New RCF. A summary of these conditions is set out in paragraph 8 of Part V of this document.

Applications have been made to the UK Listing Authority and to the London Stock Exchange for the New Shares, the New GDSs and the New Notes to be admitted to (i) the Official List and (ii) trading on the London Stock Exchange's market for listed securities.

Rights attaching to the New Notes and New Shares to be issued pursuant to the Proposed Restructuring

New Notes

The New Notes will be issued by ACSL and will be guaranteed by Ashanti. The New Notes will rank equally with all of ACSL's other unsecured and unsubordinated indebtedness for borrowed money from time to time outstanding. The Ashanti guarantee will rank equally with all of Ashanti's other unsecured and unsubordinated indebtedness for borrowed money and guarantee obligations from time to time outstanding.

A summary of the Terms and Conditions of the New Notes is set out in Part II of this Circular.

A summary of the principal differences between the New Indenture relating to the New Notes and the Existing Indenture relating to the Existing Notes is set out in Part III of this Circular.

New Shares/New GDSs

The New Shares to be issued pursuant to the Proposed Restructuring will be issued in accordance with the Regulations and rank *pari passu* with those currently in issue.

The New Shares to be issued pursuant to the Scheme will, when issued, be in registered form and will be capable of being held in uncertificated form. No temporary documents of title have been or will be issued in respect of the New Shares.

As at the date hereof, Close Brothers have no interest in Shares or Existing Notes. On completion of the Proposed Restructuring, as part of the fee due to our restructuring advisers, Close Brothers, will receive 800,000 New Shares. Close Brothers have entered into undertakings, subject to certain exceptions, not to sell or otherwise dispose of any such shares for a period of up to one year save that Close Brothers can dispose of equal instalments of 200,000 New Shares after periods of three months, six months, nine months and 12 months following the Effective Date.

Listing

The Ghana Stock Exchange has granted permission to Ashanti to list all the New Shares.

The New Notes and the New Shares have been authorised for listing on the NYSE. Application has been made to the UKLA for the New Notes and the New Shares to be admitted to the Official List and to the London Stock Exchange for admission to trading on its main market.

Dividend Policy

The Ashanti Group is continuing to strengthen its financial position. The New Indenture contains a restriction on Ashanti paying dividends without adjusting the Exchange Price of the New Notes prior to 31 December 2003. After that date, so long as Ashanti has distributable reserves, Ashanti will be able to pay dividends without making any adjustment to the Exchange Price of the New Notes provided that the distributions do not amount to a Capital Distribution as described in paragraph 6 of Part III of this document. Ashanti currently has a substantial deficit on its distributable reserves and these will need to be eliminated before Ashanti is able to pay dividends.

Current trading and prospects

On 8 May 2002, Ashanti published its unaudited consolidated results for the Ashanti Group for the first quarter ended 31 March 2002. Ashanti's ability to sustain the first quarter's operating performance during the second quarter will be challenged by, amongst other things, instability and possible shortage of power supply in Ghana, low grades mined at Obuasi during the start of the second quarter, continued lower than plan mill throughput at Iduapriem and the onset of rains at Siguiri.

Once completed, the Proposed Restructuring will have a considerable impact on the balance sheet of the Ashanti Group and its future results. Part IV of this document contains an unaudited pro forma balance sheet of the Ashanti Group, prepared on the basis set out in that Part, to show the effects of the Proposed Restructuring as if it had taken place on 31 March 2002. Following the Proposed Restructuring becoming effective the financial results of the Ashanti Group for 2002 will be affected by the matters stated in that Part. In addition, the future financial results of the Ashanti Group will be affected by amongst other things the reduction in debt as a result of the equitisation of part of the Existing Notes, the increase in the number of Shares in issue, the changes in rate of the interest on the New Notes and the New RCF, compared with the Existing Notes and the Existing RCF, restructuring and refinancing costs and any accounting charge that may be required to be amortised over the first four years of the New Notes following an appraisal of the fair value of the securities received by the Noteholders under the Proposed Restructuring.

Hedging and banking arrangements

Existing MFTL

Under the Existing MFTL, Ashanti benefits from margin free trading with its Hedge Counterparties until 31 December 2002 and from increased margin thresholds until 31 December 2004, subject to compliance with covenants and no event of default being declared. However, in order to implement the Proposed Restructuring, Ashanti needed to enter into appropriate continuing margin free arrangements in respect of its hedging activities for the period after 31 December 2002.

Interim Margin Free Agreements

Following considerable discussions with its Hedge Counterparties, Ashanti proposed a two stage process. The first stage was to enter into the Interim Margin Free Agreements which are bilateral margin free arrangements pursuant to which the entitlements of the Hedge Counterparties to call for margin under their hedging arrangements with Ashanti would be suspended (subject to compliance by Ashanti with covenants and no events of default being declared) unless and until any Hedge Counterparty actually calls for margin or collateral, or Ashanti provides any form of margin or collateral, in respect of its hedging arrangements. The second stage was that once the Interim Margin Free Agreements have become effective and have been signed by all the Active Counterparties, the Interim Margin Free Agreements will terminate and the Existing MFTL will be amended and restated to provide for margin free trading on an ongoing basis, subject only to certain limited rights to terminate hedging agreements with the Ashanti Group.

Interim Margin Free Agreements have now been signed by all of the Active Counterparties. However one of the Interim Margin Free Agreements (signed by an Active Counterparty, which has agreed to novate half of its hedge book to Standard Bank London Limited conditionally only upon the Interim Margin Free Agreement becoming effective prior to 15 March 2003), is being held by Ashanti's lawyers subject to an escrow agreement. This Interim Margin Free Agreement will be released from escrow to Ashanti on Ashanti certifying, prior to 15 March 2003, that it believes (acting in good faith) that should the relevant Interim Margin Free Agreement be released from escrow, all the conditions to the Interim Margin Free Agreements will become effective unless, prior to that date, Ashanti has been notified that there has been an event of default resulting in an early termination event under the ISDA (International Swap and Derivatives Association, Inc.) Master Agreement between such counterparty and Standard Bank London Limited.

Conditions to Interim Margin Free Agreements

All of the Interim Margin Free Agreements are now conditional upon satisfaction of the following conditions prior to 15 March 2003:

- the Proposed Restructuring (or such other restructuring as is approved by an appropriate majority of Hedge Counterparties) being completed;
- release from escrow to Ashanti of the Interim Margin Free Agreement currently held in escrow; and
- Ashanti having available to it loan facilities in an amount of not less than US$25 million available for drawing for working capital purposes for a period of not less than 15 months from the date of posting of the documentation to shareholders in relation to the Proposed Restructuring. This condition will be satisfied once the conditions precedent to the New RCF have been fulfilled.

New MFTL

Once all of the conditions of the Interim Margin Free Agreements have been satisfied, Ashanti will be able to require each of the Active Counterparties to enter into the New MFTL, which will amend and restate the Existing MFTL and will provide for margin free trading on an ongoing basis, subject only to certain limited rights to terminate hedging agreements with the Ashanti Group. At that time both the Existing MFTL and the Interim Margin Free Agreements will terminate. Ashanti and the Active Counterparties will agree in the New MFTL that, amongst other things, any existing rights to call for margin will be cancelled and that, no new hedging agreements will benefit from rights to call for margin. If these provisions and certain other provisions are breached, or if Ashanti is no longer in compliance with the hedge policy which

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is currently in place or if the hedge policy is amended other than with the approval of an appropriate majority of the Hedge Counterparties, then the Hedge Counterparties will have a right to terminate their hedging agreements with the Ashanti Group.

Further details of the Existing MFTL, Interim Margin Free Agreements and New MFTL are more particularly described in paragraphs 5, 6 and 7 of Part V of this document.

Hedging Policy

The new hedging policy (the "Hedging Policy") will come into operation and supersede the existing policy once the Proposed Restructuring becomes effective. Ashanti's gold hedging programme has the primary objective of providing the Ashanti Group with sufficient gold price protection to enable the Ashanti Group to meet its cashflow obligations as they fall due. This objective takes into account the level of the Ashanti Group's commitments, in terms of operating costs, capital expenditure and debt service obligations, relative to the potential fluctuations in the gold price. This objective is pursued in a manner that is intended to preserve, to the extent that is reasonably possible, the Ashanti Group's ability to benefit from potential increases in the gold price.

The major goals of the Hedging Policy set, monitored and reviewed by the Risk Management Committee are to:

(a) limit the Ashanti Group's commitments to a maximum of 50 per cent. of Attributable Production. This normally includes all the proven and probable reserves of mines in which Ashanti or its subsidiaries hold an interest of more than 50 per cent. and otherwise the relevant percentage of proven and probable reserves where Ashanti or its subsidiaries hold at least a 20 per cent. interest in the relevant mine. However there will be excluded from this calculation production from certain project financed assets (although, with the approval of the Hedge Counterparties, production following the planned date for repayment of such project financing may be included) and, subject to certain exceptions, production from other mines where the physical assets of the mine are secured in favour of senior lenders to the Ashanti Group;

(b) limit the aggregate commitments of the Ashanti Group and project financed entities (where there is recourse to the Ashanti Group in respect of such entities) to a maximum of 75 per cent. of Attributable Production (excluding any production attributable (where there is a recourse to the Ashanti Group in respect of such entities) to such project financed entities);

(c) limit (without the approval of the Hedge Counterparties) the aggregate commitments relating to all project financed entities (where there is recourse to Ashanti Group in respect of such entities) to not more than 4,500,000 ounces beyond which approval of the hedge counterparties will be needed;

(d) ensure that all hedging transactions (other than hedging transactions of project financed entities) are entered into so as to move towards certain defined target limits for (i) "protection" contracts (being hedging contracts providing the Ashanti Group with the right or obligation to sell gold at set prices e.g. by use of forward contracts or put options); (ii) "commitment" contracts (being hedging contracts which commit the Ashanti Group to provide gold or cash equivalent e.g. by use of forward contracts, sold call options or other cash settlement arrangements) and (iii) gold lease rate exposures.

New RCF

Ashanti has entered into a New RCF, a US$100 million 5 year revolving credit facility for the Ashanti Group which has been arranged by Barclays Capital (the investment banking division of Barclays Bank PLC), Bayerische Hypo- und Vereinsbank AG, NM Rothschild & Sons Limited and Standard Bank London Limited. The facility is conditional, amongst other things, on (i) there being no material adverse effect on (A) the business or financial condition of Ashanti, certain subsidiaries of Ashanti, or the Ashanti Group taken as a whole, (B) the ability of Ashanti and its relevant subsidiaries to perform its obligations under the New RCF, or (C) the validity of the facility agreement or security documents relating to the New RCF, and (ii) the Proposed Restructuring being completed, and (iii) appropriate regulatory approvals being obtained.

The terms and conditions of the facility provide for an interest rate of US$LIBOR plus 175 basis points for the first two years and 200 basis points for the remainder of the term. The facility amount will be reduced by US$10 million every six months (except the final payment) with effect from the first anniversary of drawdown. The final payment will be a repayment of US$20 million. The final maturity date is 30 June 2007.

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Further details of the New RCF are more particularly described in paragraph 8 of Part V of this document. This facility, once available for drawing, will satisfy the condition of the Interim Margin Free Agreements relating to availability of working capital.

Inter-conditionality

The Interim Margin Free Agreements (and consequently the New MFTL) remain conditional on the Proposed Restructuring (or such other restructuring as is approved by an appropriate majority of Hedge Counterparties) being completed and those further conditions as listed above being satisfied.

The New RCF remains conditional on those matters detailed in paragraph 8 of Part V of this Circular. In particular, the New RCF remains conditional on the Proposed Restructuring being completed and certain financial covenants, and regulatory approvals being obtained. It is conditional on the Interim Margin Free Agreements becoming unconditional.

Working capital

Ashanti is of the opinion in view of the repayment obligations in respect of the Existing Notes and Existing RCF, that the working capital currently available to the Ashanti Group is insufficient for its present requirements, that is, for at least the next 12 months from the date of this document.

Ashanti is seeking to implement the Proposed Restructuring, has entered into the Interim Margin Free Agreements with the Active Counterparties, and has negotiated for the provision of the New RCF in order to repay or refinance these obligations, provide further stability and to provide additional working capital.

If the Proposed Restructuring does not become effective, or becomes effective but the New RCF and/or the Interim Margin Free Agreements do not become unconditional (see paragraphs 6 and 8 of Part V), then Ashanti will, in the absence of alternative proposals, remain of the opinion in view of the repayment obligations in respect of the Existing RCF and the lack of long term margin free trading, that the working capital then available to the Ashanti Group would be insufficient for its present requirements. In these circumstances Ashanti would need to seek other sources of finance similar to those contemplated in this document which would repay or refinance these obligations, provide further stability and provide additional working capital.

If the Proposed Restructuring becomes effective and the Interim Margin Free Agreements and the New RCF become unconditional, then Ashanti is of the opinion that the working capital available to the Ashanti Group is sufficient for the Ashanti Group's present requirements, that is, for at least the next 12 months from the date of this document.

SEC review of Ashanti's 20-F filings

Ashanti received a comment letter from the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC") concerning its 2000 Form 20-F (the "Comment Letter"). Among other things, the Comment Letter addressed issues relating to Ashanti's reconciliation of its financial statements from accounting principles generally accepted in the UK ("UK GAAP") to accounting principles generally accepted in the United States ("US GAAP"). Ashanti's financial statements are prepared pursuant to UK GAAP; when it files its Forms 20-F in the US, Ashanti reconciles its UK GAAP financial statements to US GAAP. In the course of responding to the Comment Letter, Ashanti determined that it was appropriate to make certain restatements to the 2000, 1999 and 1998 UK GAAP to US GAAP reconciliations. Although the SEC has not completed its review of Ashanti's responses to the Comment Letter and thus the final effects of the restatement may differ from the presentation in this Circular, based on matters raised in the Comment Letter, Ashanti believes that there will be no material changes to its UK GAAP financial statements as published in its annual report, for the years 1998, 1999 and 2000. Based on the responses made by Ashanti so far to the Comment Letter, the principal net effects of the restatements will be to (i) change the US GAAP loss attributable to shareholders from US$242.9 million to US$270.1 million for the year 2000, from US$382.1 million to US$407.7 million for the year 1999, and from US$19.1 million to a profit of US$12.1 million for the year 1998 and (ii) change the US GAAP shareholders' equity from US$209.2 million to US$189.1 million for the year 2000 and from US$464.1 million to US$456.1 million for the year 1999; the items affected by the restatements include the US GAAP treatment of, among other things, amortisation of goodwill and other intangible assets, impairment of long-lived assets, deferred income taxes, and accounting for derivative financial instruments with respect to the treatment of deferred hedging gains and losses as a result of early closeouts of such instruments. In addition, the Comment Letter suggested certain changes to the text of the 2000 Form 20-F. As at 14 May 2002, being the last practicable date before the publication of this document, Ashanti had not received any comments from the SEC on its responses. When the SEC has indicated that it has completed its review of Ashanti's responses to the Comment Letter, an amended 2000 Form 20-F will be filed, if appropriate.

Further announcements regarding the Proposed Restructuring will be made, if and when appropriate.

Further Information

You should read the rest of this Circular. The Listing Particulars and the Scheme Document are both available for inspection at the address stated in paragraph 13 of Part V of this Circular.

Extraordinary General Meeting

Certain elements of the Proposed Restructuring requires your approval at the Extraordinary General Meeting. The Resolutions, which are being proposed at the Extraordinary General Meeting are set out in the Notice of Extraordinary General Meeting at the end of this document, and are as follows:

An ordinary resolution (the Restructuring Resolution) to approve:

(i) the Proposed Restructuring;

(ii) the granting of authority to the Board to allot the New Shares required to be allotted pursuant to the Proposed Restructuring in connection with the equitisation of 25 per cent. of the Existing Notes, and the 800,000 Shares to be issued to Close Brothers;

(iii) the granting of authority to the Board to allot the Shares to be issued upon exchange of the New Notes; and

(iv) the granting of authority to the Board to allot up to 42,333,235 Shares (representing approximately one-third of the issued share capital immediately following the Proposed Restructuring and 37.5 per cent. of the issued share capital at the date hereof) of which 6,414,126 Shares (representing approximately 5 per cent. of the issued share capital immediately following the Proposed Restructuring and 5.7 per cent. of the issued share capital at the date hereof) can be issued for cash; such authority will lapse on 27 September 2003 or if earlier at the Annual General Meeting of Ashanti in 2003.

A special resolution (Resolution No 2) to approve an amendment to the Regulations to increase Ashanti's authorised share capital from 200,000,000 Shares to 250,000,000 Shares (representing an increase of 25 per cent.) so as to allow sufficient headroom for your Board for any future issues.

The Proposed Restructuring is conditional on the Restructuring Resolution being passed. Ashanti has sufficient authorised capital to implement the Proposed Restructuring.

Other than pursuant to the Proposed Restructuring, your Board has no present intention of exercising the above-mentioned authority to issue additional Shares.

Action to be taken

You will find enclosed with this Circular a Form of Proxy for use by Shareholders, a Voting Instruction Form for use by holders of Depositary Securities other than GDSs, or a Voting Instruction Form for use by holders of GDSs, as the case may be.

Shareholders

If you are a Shareholder then the accompanying Blue Form of Proxy should be completed, signed and returned to the relevant registrars, being: Ashanti's Ghanaian Registrar, Barclays Bank of Ghana Limited, Ashanti's Registrars in the United Kingdom, Capita IRG Plc, Ashanti's Australian Registrars, ASX Perpetual Registrars Limited or Ashanti's Zimbabwean Registrars, Syfrets Corporate and Merchant Bank. In each case your Form of Proxy must be received by the relevant Registrar by not less than 48 hours before the time appointed for holding the Meeting.

Completion and return of the Form of Proxy will not affect your right to attend and vote at the Extraordinary General Meeting in person (in substitution for your proxy vote(s)) if you so wish.

Holders of GDSs

If you are a holder of GDSs then you are requested to complete the enclosed Voting Instruction Form, in accordance with the instructions thereon, and return it through your broker/custodian in accordance with normal voting procedures so that it is received by the GDS Depositary, at the address set out thereon by 5.00 p.m. (New York time) on 21 June 2002.

Holders of Depositary Securities other than GDSs

If you are a holder of Depositary Securities other than GDSs then you are requested to complete the enclosed Voting Instruction Form, in accordance with the instructions thereon, and return it so that it is received by the relevant Depositary at the address set out thereon by 11.00 a.m. (local time) on 24 June 2002.

Recommendation

Your Board, which has been so advised by Close Brothers, consider the Proposed Restructuring to be fair and reasonable so far as the Securityholders are concerned and in the interests of Ashanti and its Securityholders as a whole. In providing advice to the Board of Ashanti, Close Brothers have taken into account the commercial assesements of the Directors of Ashanti.

Until the Proposed Restructuring is effected your Board will continue to review any other bona fide proposals which it considers to be in the interests of Ashanti. In considering any alternative proposals your Board will take into account the requirement to repay in full when due the Existing RCF and Existing Notes and the deliverability of any such proposal. If your Board, after taking legal advice, recommends an alternative third party proposal which it believes is superior to the Proposed Restructuring, or determines not to proceed with the Proposed Restructuring because it is no longer in the interests of Ashanti then the obligations in the form of written undertakings from the Ad Hoc Committee and others to vote in favour of the Proposed Restructuring would lapse.

Accordingly your Board unanimously recommend that (a) you support the Proposed Restructuring by voting in favour of the Restructuring Resolution to, inter alia, approve the Proposed Restructuring and provide the Board with authority to allot shares in connection with amongst other things the Proposed Restructuring and (b) you vote in favour of Resolution No 2 to increase the authorised share capital of Ashanti.

Yours sincerely,

Michael Ernest Beckett
Chairman

PART II

TERMS AND CONDITIONS OF THE NEW NOTES

Definitions

In this Part II and Part III unless the context otherwise requires or otherwise expressly provided hereafter, the following expressions shall bear the following meanings:

"Clearstream"	Clearstream Banking, société anonyme, Luxembourg
"Deposit Agreement"	the deposit agreement dated 21 February 1996 between Ashanti, the Depositary and the owners and beneficial owners from time to time of GDSs issued thereunder
"DTC"	the Depositary Trust Company, a New York corporation and any successor
"Euroclear"	Euroclear Bank S.A./N.V., as operator of the Euroclear system
"Exchange Act"	US Securities Exchange Act 1934, as amended
"GDRs"	global depositary receipts in respect of each global depositary security representing one Share or evidencing a right to receive one Share deposited with The Bank of New York
"Global Note"	has the meaning ascribed thereto in the New Indenture

1 The New Indenture

The New Notes will be issued under an indenture, to be dated as of the Effective Date (the "New Indenture"), among ACSL, Ashanti and The Bank of New York, as trustee (the "Trustee"). This summary is of a final draft of the New Indenture. A copy of the final draft of the New Indenture is available for inspection. Apart from certain provisions, which require other approval, the New Indenture can be amended with the approval of the holders of $66^2/_3$ per cent. in value of the outstanding New Notes from time to time. The following summaries of certain provisions of the New Notes and the New Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the New Notes and the New Indenture, including the definitions therein of certain terms which are not otherwise defined in this document. Wherever particular provisions or defined terms of the New Indenture (or of the form of New Note which is a part thereof) are referred to, such provisions or defined terms are incorporated herein by reference but do not form part of the Circular.

2 General

The New Notes will be unsecured obligations of ACSL which will be unconditionally guaranteed by Ashanti. The New Notes will be limited to US$163,928,000 (an amount equal to 75 per cent. of the outstanding face value of the Existing Notes) aggregate principal amount and will mature on 30 June 2008 (the "Maturity Date"), unless earlier redeemed pursuant to the terms thereof and of the New Indenture. The New Notes will rank equally with all of ACSL's other unsecured and unsubordinated indebtedness for borrowed money from time to time outstanding.

The New Notes will bear interest at 7.95 per cent. per annum on the outstanding principal amount thereof from and including the Effective Date. ACSL will pay interest semi-annually in arrears on 30 June and 31 December of each year (each, an "Interest Payment Date") commencing 31 December 2002 to the person in whose name the New Note is registered at the close of business on the immediately preceding 15 June or 15 December (each, an "Interest Record Date"), as the case may be. Interest on the New Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. Ten semi-annual repayments of US$12,000,000, subject to reduction as detailed in the New Indenture, will be made on each 30 June and 31 December ("Repayment Date"). The first such repayment will be made on 31 December 2003 and the remainder of the principal outstanding amounts will be repaid on 30 June 2008. Ashanti will have the option to redeem at par an additional US$12,000,000, subject to reduction as detailed in the New Indenture, at each repayment date.

3 **Guarantee**

Ashanti will irrevocably and unconditionally guarantee all of the obligations of ACSL under the New Indenture and the New Notes, including ACSL's obligations to pay principal and interest, including Additional Amounts, if any, on the New Notes and to deliver Shares or GDSs upon exchange of the New Notes (the "Guarantee"). The Guarantee will rank equally with all of Ashanti's other unsecured and unsubordinated indebtedness for borrowed money and guarantee obligations from time to time outstanding.

4 **Form, Denominations and Registration**

The statements set forth in this section and under "Definitive Notes" include summaries of certain rules and operating procedures of DTC, the Euroclear system and the Clearstream system that affect transfers of interests in the Global Notes.

The New Notes will be issued in the form of one or more Global Notes registered in the name of Cede & Co., as the nominee of DTC. The Global Notes will be held by the Trustee as custodian for DTC. The New Notes will be issued only in fully registered form, without coupons, and in the case of any New Notes in definitive form issued in exchange for Global Notes, as provided below, serially numbered and in denominations of $1,000 and integral multiples thereof. No temporary documents of title will be issued.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to DTC, another nominee of DTC or a successor of DTC or its nominee.

Beneficial interests in the Global Notes will be represented, and transfers of such beneficial interests will be effected, through accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Such beneficial interests will be in denominations of $1,000 and integral multiples thereof. Investors may hold beneficial interests in the Global Notes directly through DTC, Euroclear and Clearstream, if they are participants or accountholders in such systems, or indirectly through organisations that are participants or accountholders in such systems. Euroclear and Clearstream hold securities on behalf of their accountholders through customers' securities accounts in their respective names on the books of their respective depositaries, which in turn hold such securities in customers' securities accounts in the depositaries' names on the books of DTC. JPMorgan Chase ("JPMorgan") initially will act as depositary for Euroclear, and Citibank, N.A. ("Citibank") initially will act as depositary for Clearstream.

DTC may grant proxies or otherwise authorise DTC participants (or persons holding beneficial interests in the New Notes through such DTC participants) to exercise any rights of a holder of the New Notes or take any other actions which a holder of the New Notes is entitled to take under the New Indenture or the New Notes; provided that in the case of beneficial interests in the Global Notes held through Euroclear or Clearstream, such proxies will be granted to JPMorgan or Citibank, as the case may be. Under its usual procedures, DTC will mail an omnibus proxy to ACSL and Ashanti assigning Cede & Co.'s consenting or voting rights to those DTC participants to whose accounts the New Notes are credited on a record date or as soon as possible after such record date. Euroclear or Clearstream, as the case may be, will take any action permitted to be taken by a holder of New Notes under the New Indenture or the New Notes on behalf of a Euroclear accountholder or Clearstream accountholder only in accordance with its relevant rules and procedures and subject to its depositary's ability to effect such actions on its behalf through DTC.

Persons who are not DTC participants may beneficially own New Notes held by DTC only through direct or indirect participants in DTC (including Euroclear and Clearstream). So long as Cede & Co., as the nominee of DTC, is the registered owner of the Global Notes, Cede & Co., for all purposes will be considered the sole holder of the New Notes under the New Indenture and the New Notes. Except as provided below, owners of beneficial interests in the Global Notes will not be entitled to have New Notes registered in their names, will not receive or be entitled to receive physical delivery of New Notes in definitive form and will not be considered the holders of New Notes thereof under the New Indenture or the New Notes. Accordingly, any person owning a beneficial interest in the Global Notes must rely on the procedures of DTC and, to the extent relevant, Euroclear or Clearstream, and, if such person is not a participant or an accountholder, on the procedures of the participant or accountholder through which such person owns its interest, to exercise any rights of a holder of New Notes. Ashanti understands that, under existing industry practice, in the event that an owner of a beneficial interest in the Global Notes desires to take any action that Cede & Co., as the holder of such Global Notes, is entitled to take, Cede & Co. would authorise the participants to take

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such action, and the participants would authorise beneficial owners owning through such participant to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

5 **Definitive Notes**

If DTC notifies ACSL that it is unwilling or unable to continue as depositary for the Global Notes or ceases to be a clearing agency registered under the Exchange Act at a time when it is required to be so registered, and a successor depositary is not appointed by Ashanti within 90 days after receiving such notice or becoming aware that DTC is no longer so registered, or if an Event of Default with respect to the New Notes shall have occurred and be continuing as described under "Events of Default", ACSL will issue or cause to be issued New Notes in definitive form in exchange for the Global Notes. ACSL may also at any time and in its sole discretion determine not to have any of the New Notes represented by the Global Notes, and, in such event, will issue or cause to be issued New Notes in definitive form in exchange for the Global Notes. New Notes in definitive form will be issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof. Any New Notes in definitive form so issued will be registered in such names, and in such denominations, as DTC shall request. Such New Notes may be presented for registration of transfer or exchange at the office of the Trustee in the Borough of Manhattan, The City of New York, and principal thereof and interest thereon will be payable at such office of the Trustee, provided that interest thereon may, at the option of ACSL, be paid by check mailed to the registered holders of the New Notes in definitive form. ACSL will appoint and maintain a transfer agent for the New Notes in London for so long as the New Notes are listed on the LSE and the LSE so requires. ACSL will initially appoint the Trustee's London branch as its transfer agent for the New Notes in London.

ACSL will not charge a service charge for any registration of transfer or exchange of New Notes.

6 **Payments**

Payments of principal of, and interest on, Global Notes will be made to Cede & Co., as the nominee for DTC, as the registered owner. Except as otherwise provided below, the principal of, and interest on the New Notes will be payable in US Dollars or in such other coin or currency of the United States as at the time of payment is legal tender for the payment therein of public and private debts. See "Form, Denominations and Registration".

Upon receipt of any payment of principal of or interest on Global Notes, DTC will credit DTC participants' accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC. Payments by DTC participants to owners of beneficial interests in the Global Notes held through such participants will be the responsibility of such participants, as is now the case with securities held for the accounts of customers registered in "street name". Distributions with respect to New Notes held through Euroclear or Clearstream will be credited to the cash accounts of Euroclear participants or Clearstream participants in accordance with the relevant system's rules and procedures, to the extent received by its depositary. None of ACSL, Ashanti or the Trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The principal of and interest on New Notes in definitive form will be payable to the registered owner at the office of a Paying Agent located in the Borough of Manhattan, The City of New York, which initially will be the corporate trust office of the Trustee. ACSL will also appoint the London Branch of The Bank of New York as Paying Agent, at which, at the option of any holder of New Notes of a New Note issued in definitive form, the principal of and interest on any such New Note will be payable (subject to applicable laws and regulations) by check drawn on a bank in The City of New York. Subject to the requirements of the New Indenture, ACSL may vary or terminate the appointment of such agencies from time to time; provided, however, that for so long as any New Notes are listed on the LSE, and the LSE shall so require, ACSL shall maintain a Paying Agent in London, England. In addition, payment of interest on New Notes issued in definitive form may, at the option of ACSL, be made by check mailed to the address of the Person (as defined in the New Indenture) entitled thereto as it appears in the register of the Registrar. See "Form, Denominations and Registration" at paragraph 4 above and "Definitive Notes" at paragraph 5 above.

In any case in which the date of payment of the principal of or interest on the New Notes shall not be a Business Day at the place of payment, then payment of principal or interest need not be made on such date at the relevant place of payment, but may be made on the next succeeding Business Day at such place. Any payment made on such Business Day shall have the same force and effect as if made on the date on which such payment is due, and no interest shall accrue for the period after such date. As used in the New Indenture regarding payment, "Business Day" means a day which is neither a legal holiday nor a day on which banking institutions in The City of New York are authorised by law, regulation or executive order to close.

Any moneys held by the Trustee in respect of the New Notes and remaining unclaimed for two years after such amount shall have become due and payable in respect of the principal of or interest on the New Notes shall be returned to ACSL and such holder of the New Notes shall thereafter look only to ACSL for any payment to which such holder of the New Notes may be entitled.

7 Delivery of Shares or GDSs

Subject to the terms and conditions described herein, each holder of the New Notes shall be entitled to exchange any New Note for Shares or GDS. See "Exchange of New Notes". GDSs delivered upon any exchange of any New Note will be delivered at the corporate trust office of The Bank of New York, as Depositary (the "GDS Depositary"), which is currently located at 101 Barclay Street, New York, New York, 10286, or at the office of any Paying Agent, provided that delivery of GDSs at a place other than the corporate trust office of the GDS Depositary shall be at the request and risk of the holder of the New Note. Shares delivered upon any exchange of any New Note may be delivered at the designated office in London, England, of the custodian appointed by the Trustee (the "Share Custodian"), or at another location specified by the holder of New Notes, provided that delivery of Shares at a place other than the designated office of the Share Custodian in London, England shall be at the request and risk of the holder of New Notes. The Share Custodian will initially be Barclays Registrars (Jersey) Limited acting through its office in Jersey, Channel Islands.

The holders of New Notes entitled to receive Shares upon exchange of New Notes may elect to receive GDSs at any time (whether before or after delivery of the related Shares) prior to the time the certificates for Shares are delivered to a third party by the Share Custodian.

ACSL or Ashanti will pay any and all Cayman Islands, Ghanaian, US or UK documentary, stamp, issue, transfer or similar taxes (including but not limited to capital duty) and charges of the GDS Depositary or Share Custodian in respect of the exchange of any New Note, the deposit of shares with the GDS Depositary or Share Custodian and the issue or delivery at the offices specified above or GDSs or Shares upon any exchange of any New Note.

Fractions of a Share or of a GDS will not be delivered on exchange of New Notes, except as provided in the New Indenture, and a cash adjustment will be paid in respect of any fractional Shares or fractional GDSs as provided in the New Indenture.

As at the date hereof, each GDS evidenced by a GDR represents one Share deposited with the GDS Depositary. In the event the Deposit Agreement is amended to provide that each GDS represents a different number of Shares, a corresponding adjustment will be made to the number of GDSs evidenced by each GDR delivered. A holder of New Notes who becomes entitled to a fractional GDS as a result of any such amendment shall receive cash equal to the value of such fractional GDS in the manner provided in, and subject to the terms of, the Deposit Agreement as so amended.

8 Exchange of New Notes

A holder of New Notes will be entitled at any time following the issue date of the New Notes with respect to any additional New Notes and on or prior to the Maturity Date, subject to prior redemption or repurchase, to exchange any New Note or portions thereof (in denominations of $1,000 or any integral multiple thereof) for Shares at the Exchange Price (as described below) in effect on the Exchange Date (as defined below). Full exchange of the New Notes at the initial Exchange Price would result in an issue of 28,509,260 Shares. The Shares deliverable upon exchange may, at the option of holder of New Notes, be in the form of Shares or GDSs. Except as described below, no adjustment will be made on exchange of any New Note for interest accrued thereon or for dividends on any Shares or GDSs delivered. Any New Note not called for redemption which is surrendered for exchange on or after any Interest Record Date and on or prior to the next succeeding Interest Payment Date shall be accompanied by a payment in the amount of interest due on such Interest Payment Date. Dividends on Shares and GDSs delivered upon exchange will accrue from the

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beginning of the Dividend Accrual Period during which the Exchange Date falls. A "Dividend Accrual Period" means each six-month period ending on and including 30 June and 31 December, unless changed in accordance with the provisions of the New Indenture.

The number of Shares or GDSs to be delivered upon exchange of any New Note shall be determined by dividing the principal amount of the New Note by the Exchange Price in effect on the Exchange Date. The initial Exchange Price is US$5.75. The Exchange Price shall at all times be subject to Antidilution Adjustment (as defined below).

To exchange a New Note in definitive form for Shares or GDSs, a holder of New Notes must (i) complete and manually sign the exchange notice as provided in the New Indenture (or complete and manually sign a facsimile thereof) and deliver such notice to any Paying Agent, acting as the agent of ACSL, (ii) surrender the New Note to such Paying Agent and (iii) if required, furnish appropriate endorsements and transfers. A holder of New Notes delivering a New Note for exchange will not be required to pay any tax or duty in respect of the issue or delivery of Shares or GDSs on exchange but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the Shares or GDSs in a name other than that of the holder of the New Notes, without receiving any Additional Amounts (as defined below) with respect thereto. Notwithstanding the foregoing and subject to the requirements of Euroclear, Clearstream and DTC, the exchange right associated with any New Note in respect of which a Global Note is issued may be exercised by the presentation to any Paying Agent of one or more exchange notices duly completed by or on behalf of the participant of DTC or the account holder of Euroclear or Clearstream or any clearing system in which the relevant New Note is held at such time with no interest in such New Note. Surrender of such Global Note to a Paying Agent shall not be required. Pursuant to the New Indenture, the date in The City of New York on which the foregoing requirements have been satisfied is the "Exchange Date".

A certificate for the number of full Shares or GDSs for which any New Note is exchanged (and cash, if any, in lieu of fractional Shares or GDSs) will be delivered by Ashanti as soon as practicable following the Exchange Date.

Any Shares held by the Share Custodian in London, England upon exchange of the New Notes which are (A) either (i) not collected at the specified office of the Share Custodian in London, England by the person designated by the relevant holder of New Notes or (ii) despatched to, but not duly received by, the person designated by the relevant holder of New Notes and returned to the Share Custodian in London, England, and (B) remain unclaimed for two years after the date on which such Share shall have become deliverable shall thereafter be (x) registered in Ashanti's register of shareholders in the name of the holder of New Notes last appearing in the Register and (y) held by Ashanti for the account of such holder of New Notes strictly separate from the account of Ashanti itself.

9 Antidilution Adjustment

The Exchange Price is subject to adjustment ("Antidilution Adjustment") under formulae set forth in the New Indenture in certain events, including: (i) any alteration to the Shares as a result of consolidation; (ii) the issue by Ashanti of Shares credited as fully paid to the holders of Shares (the "Shareholders") by way of capitalisation of profits, reserves or surplus other than Shares paid up out of profits or reserves (including any share premium account or capital redemption reserve) or surplus issued in lieu of a cash dividend which would or could otherwise have been received; (iii) the issue by Ashanti of Shares credited as fully paid to the Shareholders by way of capitalisation of profits or reserves, other than Shares paid up out of profits or reserves (including any share premium account or capital redemption reserve) or surplus and issued in lieu of the whole or part of a cash dividend which the Shareholders concerned would or could otherwise have received and which would not have constituted a Capital Distribution (as defined below) except to the extent that the value of the Shares issued in lieu of the cash dividend (as determined by a merchant bank or any other person authorised to carry on investment business in the UK by the Financial Services Authority (or any equivalent successor body) in The City of London of international repute, selected by Ashanti and approved in writing by the Trustee, acting as an expert) exceeds the amount of the cash dividend or the relevant part thereof, in which case an adjustment will be made only to the extent of the excess; (iv) the payment or making of any Capital Distribution to the Shareholders (except where, and to the extent that, the Exchange Price is adjusted under (iii) above; (v) the issue or grant by Ashanti by way of rights to all or substantially all Shareholders as a class of Shares or options, warrants or other rights to subscribe for or purchase Shares, in each case at less than 95 per cent. of the current market price (as defined below) on the last dealing day preceding the date of announcement of the terms of such issue or grant; (vi) the issue of any securities (other than Shares or options, warrants or other rights to subscribe for or purchase Shares) by Ashanti to all or substantially all Shareholders as a class by way of rights or the grant by Ashanti to all or substantially all Shareholders as a class by way of rights of options, warrants or other rights to subscribe for or purchase any securities (other than Shares or options, warrants or other rights to subscribe for or purchase Shares), other than securities or such options, warrants or rights paid up out of distributable reserves and issued in lieu of a cash dividend which the Shareholders concerned would or could otherwise have received and which would not have constituted a Capital Distribution; (vii) the issue or grant (otherwise than as mentioned in (v) above) by Ashanti wholly for cash of any Shares (other than Shares issued on the exercise of the right to exchange any New Note or portion thereof or on the exercise of any other rights of conversion into, or exchange or subscription for, Shares) or options, warrants or other rights to subscribe for or purchase Shares at a price per Share which is less than 95 per cent. of the current market price on the last dealing day preceding the date of announcement of the terms of such issue or grant; (viii) the issue wholly for cash (otherwise than as mentioned in (v), (vi) or (vii) above) by Ashanti, or (pursuant to a legally binding agreement with Ashanti) any other person, of any securities (other than the New Notes) which by their terms carry rights of conversion into, or exchange or subscription for Shares to be issued by Ashanti upon conversion, exchange or subscription (or the grant wholly for cash otherwise than as aforesaid of any such rights of conversion, exchange or subscription in respect of any existing securities so issued) or securities which by their terms might be redesignated as Shares, at a consideration per Share receivable by Ashanti upon conversion, exchange, subscription or redesignation which is less than 95 per cent. of the current market price on the last dealing day preceding the date of announcement of the terms of issue of such securities (or the terms of such grant), or the modification of the rights of conversion, exchange, subscription or redesignation attaching to any such securities (other than in accordance with the terms applicable to such securities), regardless of their date of issue, so that the consideration per Share receivable by Ashanti upon conversion, exchange, subscription or redesignation is reduced, and subject to such reduction, is less than 95 per cent. of the current market price on the last dealing day preceding the date of the announcement of the proposal for such modification; and (ix) if Ashanti determines (after consultation with the Trustee) that an adjustment should be made to the Exchange Price as a result of one or more events or circumstances not referred to above in this paragraph (even if the relevant event or circumstance is specifically excluded from the operation of (i) to (viii) above), in which case Ashanti shall, if the effect of the adjustment is to reduce the Exchange Price, make such adjustment as it thinks fit;

provided in all cases, that no adjustment shall be made to the Exchange Price to the extent that the circumstances giving rise to such adjustment arise pursuant to another document to which Ashanti is a party or by virtue of another circumstance in respect of which an adjustment has already been or will be made to the Exchange Price pursuant to this paragraph.

For purposes of any computation pursuant to the foregoing paragraph, the current market price means, in respect of a Share at a particular date, the average of the bid and offer quotations published in the LSE Daily Official List for one GDS (representing a Share carrying full entitlement to dividend) for the five consecutive dealing days ending on the dealing day immediately preceding such date; provided that if during some part of the said five dealing day period the Shares shall have been quoted ex-dividend and during some other part of that period the Shares shall have been quoted cum-dividend then:

(i) if the Shares to be issued do not rank for the dividend in question, the quotations on the dates on which the Shares shall have been quoted cum-dividend shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Share; and

(ii) if the Shares to be issued rank for the dividend in question, the quotations on the dates on which the Shares shall have been quoted ex-dividend shall for the purpose of this definition be deemed to be the amount thereof increased by such similar amount;

and *provided further* that if the Shares on each of the said five dealing days have been quoted cum-dividend in respect of a dividend which has been declared or announced but the Shares to be issued do not rank for that dividend, the quotations on each of such dates shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Share.

As used above, "Capital Distribution" means (a) any distribution of assets in specie charged or provided for in the accounts for any financial period (whenever paid or made and however described) but excluding a distribution of assets in specie in lieu of, and to a value not exceeding, a cash dividend which would not have constituted a Capital Distribution under (b) below (and for these purposes a distribution of assets in specie includes without limitation an issue of shares or other securities credited as fully or partly paid up by way of capitalisation of reserves); and (b) any cash dividend or distribution of any kind howsoever described, charged or provided for in the accounts for any financial period (whenever paid or made and however described) unless:

(i) it is declared after 31 December 2003 and at that time ACSL has made a voluntary redemption under Section 1201(c) and to the extent that the value of such distribution does not exceed the Adjusted Retained Profits. For this purpose the Adjusted Retained Profits shall be equal to (a) the aggregate of the retained profits of the Ashanti Group in respect of the accounting periods arising from 1 January 2002 plus (b) the aggregate of any deferred tax provided for since 1 January 2002, minus (d) capital expenditure incurred by the Ashanti Group since 1 January 2002, in respect of Ashanti's mines (excluding capital expenditure financed by borrowings from parties other than Ashanti or any of its subsidiaries) minus (e) Ashanti's deferred hedging income released since 1 January 2002, to the extent only that it was included in the accounts as deferred hedging on 1 January 2002 and subject to a maximum value of $65 million; and/or

(ii) (insofar as (i) above does not apply) to the extent that the rate of that dividend or distribution, together with all other dividends or distributions on the class of capital in question charged or provided for in the accounts for that period, does not exceed the total rate of dividend or distribution on such class of capital charged or provided for in the accounts of the period immediately preceding the period in question. In computing such rates, the value of distributions in specie shall be taken into account and such adjustments as are, in the opinion of the auditors, appropriate shall be made; or

(iii) it comprises a purchase or redemption of share capital of Ashanti, provided, in the case of purchases of Shares by Ashanti, that the average price (before expenses) on any one day in respect of such purchases does not exceed by more than five per cent. the opening middle market price quoted for the Shares on the LSE at the opening of business either (1) on that date, or (2) where an announcement has been made of the intention to purchase Shares at some future date at a specified price, on the dealing day immediately preceding the date of such announcement, and if in either case the relevant day is not a dealing day, the immediately preceding dealing day.

On any adjustment, the resultant Exchange Price if not an integral multiple of one cent, shall be rounded down to the nearest one cent. No adjustment to the Exchange Price will be required to be made until cumulative adjustments, required to be made in the circumstances set forth above, amount to one per cent. or more of the Exchange Price in effect immediately prior thereto. However, any adjustment not required to be made, and any amount by which the Exchange Price has been rounded down, shall be carried forward and taken into account in any subsequent adjustment. Notice of any adjustments made shall be given to holders of New Notes in accordance with the provisions of the New Indenture (and to holders of GDSs in accordance with the provisions of the Deposit Agreement) as soon as practicable after the determination thereof.

In the event of a taxable distribution to Shareholders (or other transaction) which results in any adjustment of the Exchange Price, the holders of New Notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the Shareholders.

10 Redemption at Option of New Noteholders

Upon the first Change of Control (as defined below) each holder of the New Notes will have a one-off put option for all, but not less than all (other than holders of a Global Security) of the New Notes held by such holder (the "Put Option") at 102 per cent. of the principal value of the then outstanding

New Notes plus accrued interest exercisable within the period of 30 days after notice that the change of control becomes effective (the "Repurchase Date"), subject to the following:

However, appropriate financial credit ratios (each a "Ratio") (based upon the most recent filed financial accounts) will be used to assess the credit worthiness of any consolidated entity that becomes the beneficial owner of more than 50 per cent. of the outstanding share capital of Ashanti (for the purpose of this paragraph 10 only, the "Company") or any entity whose securities are exchanged for more than 50 per cent. of the outstanding share capital of the Company (together with the Company, the "Group") as at the completion of any change of control transaction. If: (i) the Group Ratio is less than or equal to the Company Ratio and the "Debt Coverage" (total debt divided by 12 months of EBITDA) of the Offeror, as defined below, is less than or equal to that of the Company, or (ii) the Offeror's Ratio is less than or equal to 0.6 and the Debt Coverage for the Offeror is less than or equal to that of the Company, then ACSL will also have the option at any time during the Period (whether or not the Put Option has been exercised by any holders of New Notes) to cancel the Put Option by paying a fee of two per cent. of the principal value of the then outstanding New Notes.

If ACSL exercises its option to pay the fee of two per cent. to cancel the Put Option then, in relation to the holders of the New Notes that have not exercised their exchange rights prior to the date on which the Change of Control becomes effective, in circumstances in which it is likely that the ordinary share capital of Ashanti will cease to be listed on an international stock exchange, Ashanti shall be required either:

(i) (unless it has exercised its rights under (b) below), to redeem, or procure redemption of, the New Notes, in whole but not in part, in cash in addition to the two per cent. fee at the highest of (1) 100 per cent. of the principal value of the then outstanding New Notes; (2) the value of the New Notes (less the two per cent. fee) on the date the Change of Control becomes effective calculated on the basis that they had been exchanged into Ashanti ordinary shares which are part of the transaction resulting in the Change of Control, such value as determined by an independent financial adviser but using the current market value of an ordinary share in the Offeror (as defined below) as at the date on which the Change of Control becomes effective; and (3) the current market value of the New Notes (less the two per cent. fee) as at the date of announcement of the terms of the transaction resulting in the Change of Control; or

(ii) in circumstances in which the transaction has resulted in Ashanti becoming a subsidiary of another company whose ordinary share capital is listed (the "Offeror"), to modify the New Indenture so that the Exchange Right of the New Notes shall following the change of control be amended so that the New Notes become exchangeable into the class and amount of ordinary shares (or their equivalent) of the Offeror receivable upon such Change of Control by a holder of the number of shares issuable upon Exchange of the Securities immediately prior to the effective date of the Change of Control. In such circumstances, if the transaction involved holders of ordinary shares in Ashanti receiving consideration other than ordinary shares in the Offeror, Ashanti shall procure that an independent financial advisor shall cause such other elements of the consideration per ordinary share to be valued and the number of ordinary shares in the Offeror into which the New Notes shall exchange shall be increased by an amount of ordinary shares equal to such value based on the current market value of an ordinary share in the Offeror as at the date on which the transaction became effective.

For the avoidance of doubt if the Noteholders do not exercise their one off Put Option and Ashanti does not exercise its option to pay the two per cent. fee, all rights under the New Indenture shall remain unaffected notwithstanding the Change of Control. For a New Note to be so repaid at the option of the holder of New Notes, ACSL must receive at the office or agency of ACSL maintained for that purpose in New York, such New Note with the form entitled "Option to Elect Repayment Upon a Change of Control" on the reverse thereof duly completed, together with such New Note duly endorsed for transfer, on or before the Repurchase Date (or if such Repurchase Date is not a New York Business Day, the immediately preceding New York Business Day). Such form of notice duly received shall be irrevocable and the holder of such New Note shall thereafter have no right to effect an Exchange of such New Note (unless ACSL defaults in making the payment due upon the Repurchase Date). All questions as to the validity, eligibility (including time of receipt) and acceptance of any New Note for repayment shall be determined by ACSL, whose determination shall be final and binding.

The term "Change of Control" means: (i) any circumstances where a Person, as defined in the New Indenture, (together with any Affiliates, as defined in the New Indenture, thereof) is or becomes the beneficial owner of more than 50 per cent. of the outstanding issued ordinary share capital of Ashanti or (ii) the occurrence of a transaction or series of connected transactions in which more than 50 per cent. of all of the then existing issued ordinary shares of no par value of Ashanti shall be exchanged for, converted into or acquired for ordinary shares, common stock or other securities of another person (together with any Affiliates thereof) or any other property or security, provided, however, that a transaction or series of transactions where Ashanti becomes a subsidiary of a new holding company whose shareholders (and their proportional shareholdings) are substantially identical to those of Ashanti immediately prior to the transaction shall not constitute a Change of Control.

ACSL will comply with the requirements, to the extent applicable, of Rule 13e-4 under the US. Securities Exchange Act and other securities laws and regulations in connection with the redemption rights of the holders of New Notes in the event of a Change of Control.

11 Optional Redemption

The New Notes will not be redeemable by ACSL prior to four years after the Effective Date except as described below under "Redemption for Taxation Reasons". The New Notes are redeemable, in whole but not in part, by ACSL on any date on or after four years after the Effective Date and prior to 30 June 2008 at the option of ACSL or Ashanti at a redemption price equal to 100 per cent. of the principal amount of such New Notes (the "Redemption Price") together with accrued and unpaid interest and Additional Amounts to the Redemption Date (as defined below).

ACSL shall give notice of any redemption of the New Notes by special notice given not less than 30 nor more than 60 days prior to the date fixed for redemption (the "Redemption Date"). Such notice shall state the aggregate principal amount of New Notes to be so redeemed.

Payment of the Redemption Price (together with interest and any Additional Amounts accrued to the Redemption Date) for a New Note for which a redemption notice has been given and not validly withdrawn is conditioned upon delivery of such New Note (together with necessary endorsements) to any Paying Agent at any time (whether prior to, on or after the Redemption Date) after delivery of such redemption notice. Payment of the Redemption Price for such New Note will be made promptly following the later of the Redemption Date or the time of delivery of such New Note. If the Paying Agent holds, in accordance with the terms of the New Indenture, cash sufficient to pay the Redemption Price of, and accrued interest and Additional Amounts on, such New Note on the Redemption Date, then, immediately after the Redemption Date, such New Note will cease to be outstanding and interest on such New Note will cease to accrue, whether or not such New Note is delivered to a Paying Agent, and all other rights of the holder of New Notes shall terminate (other than the right to receive the Redemption Price and accrued interest and any Additional Amounts upon delivery of the New Note).

No sinking fund is provided for the New Notes.

12 Payment of Additional Amounts

All payments of the principal of and interest on the New Notes and all payments in respect of the Guarantee by ACSL or Ashanti will be made without deduction or withholding for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of the Cayman Islands or Ghana, as the case may be, or any political subdivision or territory or possession thereof or therein (each, a "Taxing Jurisdiction"), unless the withholding or deduction of such taxes or duties is required by law or regulation or by the official interpretation thereof. In such event, ACSL or Ashanti, as the case may be, will pay to each holder of New Notes such additional amounts ("Additional Amounts") as may be necessary in order that each net payment on such New Note after such deduction or withholding will not be less than the amount provided for in such New Note to be then due and payable, provided, however, that the foregoing obligations to pay Additional Amounts will not apply to:

(a) any tax, assessment or other government charge that would not have been imposed but for (i) the existence of any present or former connection between the holder of New Notes or the beneficial owner of the New Note (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such holder of New Notes or beneficial owner, if such holder of New Notes or beneficial owner is an estate, trust,

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partnership or corporation) and the Taxing Jurisdiction imposing such tax, assessment or other governmental charge, other than the mere receipt of payments in respect of a New Note or the holding or ownership of a New Note or beneficial interest herein; or (ii) the presentation of a New Note (where presentation is required) for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

(b) any estate, inheritance, gift, sales, transfer, personal property or similar tax, assessment or other governmental charge;

(c) any tax, assessment or other governmental charge which is payable otherwise than by withholding from payments of (or in respect of) principal of, or any interest on, the New Notes;

(d) any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure to comply by the holder of New Notes or the beneficial owner of the New Note with a request of ACSL or Ashanti, addressed to the holder of New Notes (i) to provide information concerning the nationality, residence, identity or connection with a Taxing Jurisdiction of the holder of New Notes or such beneficial owner or (ii) to make any declaration or other similar claim to satisfy any information or reporting requirement, which in the case of (i) or (ii), is required or imposed by a statute, treaty, regulation or administrative practice of the Taxing Jurisdiction as a precondition to exemption from all or part of such tax, assessment, or other governmental charge; or

(e) any combination of items (a), (b), (c) and (d) above,

nor shall Additional Amounts be paid with respect to any payment of principal or any interest on any New Note or any payment under the Guarantee to any holder of New Notes or beneficial owner that is a fiduciary or partnership or other than the sole beneficial owner of such New Note to the extent such payment would be required by the laws of a Taxing Jurisdiction to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to such Additional Amounts had it been a holder of New Notes.

Maples and Calder, Cayman Islands counsel to ACSL, has advised that no withholding tax is currently payable in connection with any payment made by ACSL in respect of the New Notes under the laws of the Cayman Islands. Tetteh & Co., Ghanaian counsel to Ashanti, has advised that no withholding tax is currently payable under the laws of Ghana in connection with any payment made by Ashanti in respect of the Guarantee or in respect of payments of principal of or interest on the loan of the proceeds of the New Notes by ACSL to the Ashanti.

13 Redemption for Taxation Reasons

The New Notes may be redeemed for cash, at the option of ACSL or Ashanti, in whole but not in part, at any time, upon ACSL giving not less than 30 nor more than 60 days notice to the holder of New Notes (which notice shall be irrevocable), at a redemption price equal to the principal amount thereof, together with accrued interest to the date fixed by ACSL for redemption (the "Tax Redemption Date") and any Additional Amounts, if ACSL determines and certifies to the Trustee immediately prior to the giving of such notice that, as a result of any change in, or amendment to, the laws or treaties (or any regulations or rulings promulgated thereunder) of any Taxing Jurisdiction affecting taxation, or any change in official position regarding the application or interpretation of such laws, treaties, regulations or rulings (including a holding, judgement, or order by a court of competent jurisdiction), which change, amendment, application or interpretation becomes effective on or after the date of this document, ACSL or Ashanti is, or on the next Interest Payment Date would be, required to pay any Additional Amounts which cannot be avoided by measures reasonably available to ACSL or Ashanti; provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which ACSL or Ashanti, as the case may be, would be obliged to make such withholding if a payment in respect of the New Notes or the Guarantee were then due. Prior to the publication and mailing of any notice of redemption of the New Notes pursuant to the foregoing, ACSL will deliver to the Trustee an opinion of an independent counsel of recognised standing to the effect that the circumstances referred to above exist. The Trustee shall accept such opinion as sufficient evidence of the satisfaction of the conditions precedent described above, in which event it shall be conclusive and binding on the holders of New Notes.

14 Events of Default

The occurrence and, other than (i), (ii) and (x) below, continuance of one or more of the following events shall constitute an Event of Default: (i) default, for 30 days, in the payment of Interest or Additional Amounts; (ii) default in payment of principal, either at maturity, upon redemption, by declaration or otherwise (and in certain instances defined in the New Indenture, the continuance of that default for 30 days); (iii) the Guarantee ceases to be in full force and effect, or Ashanti denies or disaffirms Ashanti's obligation under the Guarantee; (iv) failure to provide notice of a Change of Control, or to purchase or redeem the New Notes (including the payment of any Additional Amounts), as provided in the New Indenture; (v) failure of ACSL or Ashanti to perform in any material respect any other covenant, continued for 30 days after written notice by the Trustee or the holders of at least 25 per cent. in aggregate principal amount of the New Notes then outstanding; (vi) a default or defaults under any bond(s), debenture(s), note(s) or other evidence(s) of indebtedness of Ashanti or any subsidiary of Ashanti or under any mortgage(s), indenture(s), agreement(s) or instrument(s) under which there may be issued or borrowed or by which there may be secured or evidenced any indebtedness of Ashanti or any such subsidiary, provided that such indebtedness, individually or in the aggregate, has an aggregate principal amount then outstanding in excess of US$30million (or the equivalent thereof in other currency or other currency units); (vii) default in the performance by ACSL and Ashanti of their obligations regarding delivery of Shares or GDSs upon the exchange of the New Notes or the Ashanti's obligation not to terminate the Deposit Agreement, continued for ten days after written notice by the Trustee or the holders of at least 10 per cent. in aggregate principal amount of the New Notes then outstanding; (viii) a final decree declaring Ashanti or ACSL insolvent or bankrupt or approving a petition for composition or reorganisation of Ashanti or ACSL under the laws of Ghana or the Cayman Islands; (ix) Ashanti or any of its affiliates shall dispose of any or all of its interest in the Geita Mine prior to the first Change of Control without obtaining the prior written consent of holders of 66⅔ per cent. in aggregate principal amount of the Notes and (x) Ashanti or ACSL shall institute proceedings seeking bankruptcy or seeking a decree of commencement of composition or reorganisation under the laws of Ghana or the Cayman Islands.

If an Event of Default occurs then in each and every such case (other than an Event of Default specified in subsection (ii), (vii) or (ix)), the Trustee at its discretion may, or at the direction or request of the holders of not less than 25 per cent. in aggregate principal amount of the New Notes then outstanding shall, by notice in writing to ACSL and Ashanti declare the principal amount of all the New Notes to be due and payable immediately, and upon any such declaration the same shall become immediately due and payable. If an Event of Default specified in subsection (viii) or (x) occurs, then the principal amount of the New Notes shall automatically, and without any declaration or other action on the part of the Trustee or any holder of the New Notes, become immediately due and payable. If an Event of Default specified in subsection (ix) occurs, ACSL shall redeem all (and not less than all) of the New Notes in cash on the date (or if such date is not a New York Business Day, the next succeeding New York Business Day) that is 30 calendar days after the date that the Trustee sends the holders of the New Notes notice of the Event of Default pursuant to Section 512 hereof at 102 per cent. of the principal amount of such New Notes together with accrued interest if any, on the redeemed New Notes to that date. The foregoing provisions, however, are subject to the condition that at any time after the principal of the New Notes shall have been so declared due and payable, and before any judgement or decree for the payment of the monies due shall have been obtained or entered as hereinafter provided either: (i) ACSL or Ashanti shall pay or shall deposit with the Trustee a sum sufficient to pay all matured interest upon all the New Notes and the principal of any and all New Notes which shall have become due otherwise than solely by acceleration (with interest upon such principal and, to the extent that payment of such interest is enforceable under applicable law, on overdue instalments of interest, at the same rate as the rate of interest specified on the New Notes, to the date of such payment or deposit) and such amount as shall be sufficient to cover reasonable compensation to the Trustee and each predecessor Trustee, their respective agents, attorneys and counsel, and all other expenses and liabilities incurred, and all advances made for expenses and legal fees, by the Trustee and each predecessor Trustee except as a result of negligence or bad faith, and if any and all Events of Default, other than the non-payment of the principal of New Notes which shall have become due solely by acceleration, shall have been cured, waived or otherwise remedied as provided herein, the holders of a 66⅔ per cent. in aggregate principal amount of the New Notes then outstanding by written notice to ACSL, Ashanti and the Trustee, may on behalf of all the holders waive all defaults and rescind and annul such declaration and its consequences but no such waiver or rescission and annul shall impair any right consequent thereon. Actions by holders of New Notes pursuant to this provision need not be taken at a meeting pursuant to the provisions of Section 1401 regarding holders of New Notes' meetings.

No holder of New Notes shall have any right by virtue of or by availing itself of any provision of the New Indenture or of the New Notes to institute any suit, action or proceeding in equity or at law upon or under or with respect to the New Indenture or the New Notes or for the appointment of a receiver or trustee, or for any other remedy under the New Indenture or under the New Notes, unless (i) such holder previously shall have given to the Trustee written notice of default and of the continuance thereof with respect to the New Notes, (ii) the holders of New Notes of not less than 25 per cent. in aggregate principal amount of the New Notes then outstanding shall have made written request upon the Trustee to institute such action, suit or proceeding in its own name as the Trustee and shall have offered to the Trustee such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred therein or thereby and (iii) the Trustee for 30 days after its receipt of such notice, request and offer of indemnity, shall have failed to institute any such action, suit or proceeding and no direction inconsistent with such written request shall have been given to the Trustee pursuant to the New Indenture. However, such limitations do not apply to a suit instituted by a holder of New Notes for enforcement of payment of principal of or interest on such New Note on or after the respective due dates expressed in such New Note or of the right to exchange such New Note in accordance with the New Indenture. The New Indenture will provide that, subject to certain qualifications, the holders of a majority in aggregate principal amount of the New Notes then outstanding may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee.

ACSL and Ashanti will be required to furnish to the Trustee annually a statement as to the performance by them of certain of their obligations under the New Indenture and as to any default in such performance.

15 Limitation on Liens

The New Indenture will provide that Ashanti will not, and will not permit any subsidiary to, at any time, create, incur, assume or suffer to subsist any mortgage, pledge, lien or charge of any kind ("Encumbrance"), on or over any property or assets of Ashanti or any subsidiary, securing Funded Debt of Ashanti or any subsidiary, without making effective provision whereby the Guarantee (together with, if Ashanti shall so determine, any other indebtedness or obligations then existing or thereafter created) shall be secured equally and ratably with (or prior to) any and all indebtedness and obligations thereby secured so long as such indebtedness and obligations shall be so secured; provided that these provisions shall not prohibit, prevent, restrict or apply to any of the following:

(a) any Encumbrance listed on an Annex to the New Indenture;

(b) any Encumbrance existing at the date of acquisition of any property or assets acquired after the date of execution of the Indenture by Ashanti or any subsidiary, to the extent that such Encumbrance secures Funded Debt existing at the date of that acquisition and until such Funded Debt is repaid substantially in accordance with its terms;

(c) (i) any Encumbrance on property or assets of, or on any shares in the share capital of, a corporation, as existing or created on the date on which such corporation becomes a subsidiary, (ii) any Encumbrance granted within six months after such date over any remaining shares, property or assets in that subsidiary (but only to the extent that it secures the Funded Debt obtained for the purpose of acquiring that subsidiary), or (iii) any Encumbrance created pursuant to an obligation then contained in such an existing Encumbrance and limited to property, assets or shares of such subsidiary or of any subsidiary of that subsidiary; in each case to the extent that such Encumbrance secures Funded Debt existing or created on the date that corporation becomes a subsidiary and until such Funded Debt is repaid substantially in accordance with its terms;

(d) any Encumbrance created at any time in connection with

    (i) the purchase or acquisition by Ashanti or any subsidiary (whether alone or in association with others) of any property (tangible or intangible), assets or shares, or any right or interest therein, acquired after the date of execution of the New Indenture, or

(ii) the construction, reconstruction, extension, development or redevelopment by Ashanti or any subsidiary (whether alone or in association with others) of any industrial or commercial project,

and in each case given in relation thereto or over the output or production of such industrial or commercial project, or, if, in the opinion of the Board of Ashanti as evidenced by an Ashanti board resolution, necessary in order to permit an effective security interest to be given in relation thereto; provided that in all cases the Encumbrance does not secure a principal amount in excess of the aggregate amount of the purchase price or other consideration paid or payable therefor and the cost of such construction, reconstruction, extension, development or redevelopment, as the case may be;

(e) any Encumbrance in connection with

(i) the financing of the exploration, drilling, assaying, development, establishment, construction, mining (whether by open cut or undergrond methods or otherwise), operation or expansion by Ashanti or any subsidiary (whether alone or in association with others) of; or

(ii) the purchase or other acquisition by Ashanti or any subsidiary (whether alone or in association with others) of any right or interest in or in respect of

any mining prospect, mining property or mine or of any facilities associated therewith or ancillary thereto (whether owned by Ashanti or any subsidiary or not), including, without limitation, facilities for the processing of ores or minerals therefrom or the transportation or loading of such ores or minerals or products therefrom or other property or assets relating to the exploration, drilling, assaying, development, establishment, construction, mining, operation, marketing, hedging or expansion as aforesaid of, the mining prospect, mining property or mine or facilities, including, without limitation, (A) goodwill applicable thereto, (B) ores, minerals and other products therefrom, (C) proceeds of sale or other realization of such ores, minerals or products, (D) proceeds of loans secured by the Encumbrance and assets arising from the investment of such proceeds, and (E) any interest, investment or shareholding of Ashanti or a subsidiary in any company or venture established or dedicated to the purpose of holding and developing such property or assets or selling the production thereof; provided in each case that the Encumbrance extends only to any right or interest in or in respect of any such property or assets;

(f) Encumbrances over any property or assets of, or shares in, any of Ghanaian Australian Goldfields Limited, Ashanti Goldfields (Teberebie) Limited, Pioneer Goldfields Limited or Teberebie Goldfields Limited;

(g) any

(i) renewal or extension of any Encumbrance; or

(ii) Encumbrance granted in order to refinance the Funded Debt secured by an Encumbrance,

permitted by the preceding clauses (a), (b), (c), (d) or (e), including renewal, extension or refinancing of any such Encumbrance or Funded Debt by a subsidiary succeeding, upon liquidation or by acquisition, merger or consolidation, to substantially all of the assets of the corporation which had previously given such Encumbrance; provided that the maximum principal amount which is able to be secured is not increased, and that no additional security is given; *provided, further,* however, that if any Encumbrance permitted by the preceding clause (d) is renewed, extended or refinanced by a subsidiary succeeding, upon liquidation or by acquisition, merger or consolidation, to substantially all of the assets of the corporation which had previously given such Encumbrance and if, at the time of the renewal, extension or refinancing, such subsidiary had no substantial assets other than those previously owned by such corporation, the renewal, extension or refinancing may extend to all or any part of the property and assets, whether present or future, and/or shares in the share capital, of such subsidiary;

(h) any Encumbrance in connection with the financing of, or for the purpose of, the purchase, acquisition or construction of any one or more of land, buildings, plant and facilities, for the purpose of providing residences or living accommodation for Persons, whether or not employees of Ashanti, for whom Ashanti or any subsidiary considers it necessary or expedient to provide residences or living accommodation in areas where Ashanti or any subsidiary carries on business or operations and/or providing roads, sewerage, drainage, water supply, electricity, reticulation and other like services to those Persons or to their residences or living accommodation facilities, and in all cases given in relation to such land, buildings, plant and/or facilities;

(i) any Encumbrance on property or assets of any subsidiary to secure indebtedness owing by it to Ashanti or any other subsidiary; or

(j) in addition to any Encumbrances permitted by clauses (a), (b), (c), (d), (e), (f), (g), (h), and (i) above, any Encumbrance securing Funded Debt provided by one or more Persons, which is in aggregate not greater than US$150,000,000 (excluding interest or other costs, but including any capitalized interest) at any time.

As used above "Funded Debt" means any indebtedness for borrowed money, whether incurred, assumed or guaranteed, which by its terms matures more than one year from the date of creation thereof, or which is extendible or renewable at the option of the obligor, in such manner that it may become payable more than one year after the date of creation thereof.

16 Limitation on Sale and Leaseback Transactions

The New Indenture will provide so long as any of the New Notes are outstanding, Ashanti shall not, and shall not permit any subsidiary to, enter into any arrangement with any bank, insurance company or other lender or investor (not including Ashanti or any subsidiary), or to which any such lender or investor is a party, providing for the leasing by Ashanti or any subsidiary for a period, including renewals, in excess of three years of any property (other than up to an aggregate of $25 million of mining assets) which is owned at the date hereof and has been owned by Ashanti or any subsidiary for more than six months and which has been or is to be sold or transferred by Ashanti or any subsidiary to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such property (herein referred to as a "sale and leaseback transaction") unless: (a) Ashanti or such subsidiary could create indebtedness secured by an Encumbrance on the property to be leased back in an amount equal to the indebtedness attributable to such sale and leaseback transaction without equally and rateable securing the Securities; and (b) Ashanti or such subsidiary, within one year after the sale or transfer shall have been made by Ashanti or such subsidiary, applies an amount equal to the greater of (i) the net proceeds of the sale of the property sold and leased back pursuant to such arrangement and (ii) the fair market value of the property so sold and leased back at the time of entering into such arrangement (as determined by the Board of Ashanti as evidenced by an Ashanti board resolution) to (A) the retirement of indebtedness for money borrowed, incurred or assumed by Ashanti or such Subsidiary which by its terms matures at, or is extendible or renewable at the option of the obligor to, a date more than 12 months after the date or incurring, assuming or guaranteeing such indebtedness or (B) investment in any property of Ashanti or such subsidiary.

17 Consolidation, Merger Sales and Assets

The New Indenture will provide that ACSL and Ashanti may, without the consent of the holders of New Notes, consolidate or amalgamate with, merge into or transfer its assets substantially as an entirety to, in the case of ACSL, a company organised in a jurisdiction outside the United States (or any state, territory or possession thereof) and, in the case of Ashanti, any corporation organised and existing under the laws of Ghana or any political subdivision thereof and resident for tax purposes therein, provided that the successor assumes ACSL's obligations on the New Notes and under the New Indenture or Ashanti's obligations on the Guarantee and under the New Indenture, as the case may be, and that certain other conditions are met. The New Indenture will further provide that if the company with which ACSL is consolidated or merged or to which ACSL's assets are transferred substantially as an entirety or all of ACSL's obligations on the New Notes and under the New Indenture are assigned (the "Successor Issuer") is not organised and existing under the laws of the Cayman Islands or any political subdivision thereof and resident for tax purposes therein, the term "Taxing Jurisdiction" shall be modified to include any nation, or any political subdivision or territory or possession thereof, under the laws of which the Successor Issuer is organised or in which the Successor Issuer is resident for tax purposes or under the laws of which withholding or deduction for or on account of any present or future taxes or duties of whatever nature is otherwise imposed or levied.

18 **Modification and Waiver**

Modifications and amendments of the New Indenture may be made by ACSL or Ashanti and the Trustee with the consent of the holders of not less than $66^2/_3$ per cent. in aggregate principal amount of the New Notes outstanding; provided, however, that no such modification or amendment may, without the consent of the holder of New Notes of each outstanding New Note affected thereby, (i) change the payment date of the principal of or any interest on, any New Notes, or reduce the principal amount of, or interest on, any New Notes, or change any obligations of ACSL or Ashanti to pay Additional Amounts, or change the place or currency (or other form) of payment of principal of, or interest, including Additional Amounts, if any, on, any New Notes, or impair the right to institute suit for the enforcement of any payment on or with respect to any New Notes, or adversely affect the right to exchange any New Notes into Shares, or (ii) reduce the percentage in principal amount of the New Notes, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver (of compliance with the provisions of this Indenture or defaults hereunder and their consequences) provided for in this New Indenture, or (iii) modify any of the provisions of this section, except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the holder of each outstanding New Notes affected thereby, or (iv) modify or affect in any manner adverse to the interests of the holders the terms and conditions of the obligations of Ashanti hereunder in respect of the due and punctual payment of the principal of the New Notes and interest thereon.

The New Indenture may also be modified or amended without the consent of the holders of New Notes (i) to evidence the succession of another Person to ACSL or Ashanti and the assumption by any such successor of the covenants of ACSL or Ashanti herein and in the Securities and to make provision with respect to the exchange rights of holders pursuant to the New Indenture; (ii) to convey, transfer, assign, mortgage or pledge to the Trustee as security for the New Notes any property or assets; (iii) to add to the covenants of ACSL or Ashanti further covenants, restrictions, conditions or provisions for the protection of the holders, and to make the occurrence, or the occurrence and continuance, of a default in any such additional covenants, restrictions, conditions or provisions an Event of Default permitting the enforcement of all or any of the several remedies provided in this New Indenture or in the New Notes as herein set forth; (iv) to cure any ambiguity or to cure, correct or supplement any provision contained herein or in the New Notes or in any supplemental indenture which may be defective or inconsistent with any other provision contained herein or in the New Notes or in any supplemental indenture; or to make such other provisions in regard to matters or questions arising under this Indenture, the New Notes or under any supplemental indenture in any manner necessary or desirable and which shall not adversely affect the interests of the holders in any material respect; (v) if, pursuant to a transaction or series of transactions Ashanti becomes a subsidiary of a new holding company whose shareholders (and their proportional shareholdings) are substantially identical to those of Ashanti immediately prior to the transaction, to provide that (i) the securities into which the Securities Exchange shall be securities in the new holding company on a basis which reflects the terms of the transaction pursuant to which the transaction took place, and (ii) the new holding company shall be added as an additional "Guarantor"; (vi) to reflect the exercise of any rights or obligations under Section 1110 or Article Thirteen of the New Indenture; and (vii) to give effect to any matters that have been approved under Article Fourteen of the New Indenture.

The holders of $66^2/_3$ per cent. in aggregate principal amount of the New Notes outstanding may waive compliance by ACSL with certain restrictive provisions of the New Indenture. The holders of a majority in aggregate principal amount of the outstanding New Notes may waive any past default under the New Indenture, except a default (i) in the payment of principal or interest or (ii) in respect of a covenant or provision of the New Indenture which cannot be modified or amended without the consent of the holder of each outstanding New Note.

19 **Governing Law**

The New Indenture, the New Notes and the Guarantee will be governed by and construed in accordance with the laws of the State of New York.

20 **Consent to Service**

The New Indenture will provide that ACSL and Ashanti each (i) irrevocably designates CT Corporation System as its authorised agent for service of process in any legal action or proceeding arising out of or relating to the New Indenture or the New Notes brought in any Federal or State court in the City of New York, (ii) irrevocably designates The Law Debenture Trust Corporation plc as its authorised agent for service of process in any legal action or proceeding arising out of or relating to the New Indenture or the New Notes brought in any superior court of England and Wales, and (iii) irrevocably submits to the non-exclusive jurisdiction of such courts.

21 Information Concerning the Trustee

The Bank of New York is the Trustee, Registrar, Share Custodian, and the current New York Paying Agent. Ashanti may maintain deposit accounts and conduct other banking transactions with the Trustee in the normal course of business.

PART III

PRINCIPAL DIFFERENCES BETWEEN THE NEW INDENTURE RELATING TO THE NEW NOTES AND THE EXISTING INDENTURE RELATING TO THE EXISTING NOTES

(i) *Exchange Price, Coupon and Maturity Date*

The exchange price for the Existing Notes is currently US$27. This is as compared with an initial exchange price of US$5.75 for the New Notes.

The coupon on the Existing Notes is 5.5 per cent. as compared with 7.95 per cent. on the New Notes.

The Existing Notes mature on 15 March 2003 while the New Notes mature 30 June 2008, subject, in both cases, to early redemption.

(ii) *Early Repayment Profile*

Commencing 31 December 2003, Ashanti will make ten semi-annual repayments of US$12 million in principal amount of New Notes (with an option to redeem at par an additional US$12 million on each such repayment date) with the remainder of the principal amounts outstanding (if any) to be repaid on the Maturity Date. If any New Notes are exchanged prior to the relevant repayment date, the amount of any semi-annual repayment and any optional repayment will be reduced pro rata.

(iii) *Negative Pledge*

The negative pledge in the Existing Indenture contains carve-outs for encumbrances relating to, among others, facilities existing as at 28 February 1996 securing indebtedness of Ashanti or any subsidiary, property (or any right or interest in such property) acquired by a member of the Ashanti Group after 28 February 1996, and financings which are effectively project financings of certain assets.

The exceptions to the negative pledge in the New Indenture broadly follow the carve-outs in the Existing Indenture.

There is an additional exception to the negative pledge in the New Indenture in respect of: (i) the assets of Ashanti Goldfields (Teberebie) Ltd, Pioneer Goldfields Ltd, Teberebie Goldfields Ltd and Ghanaian-Australian Goldfields Ltd., which were assets acquired by the Ashanti Group since 28 February 1996 and (ii) encumbrances listed in an annex to be attached thereto. The exception relating to project financing has been amended and clarified and a specific carve out has been inserted for a maximum of US$150 million of group bank facilities.

(iv) *Change of Control*

The provisions of the Existing Indenture relating to a "Fundamental Change" (being defined therein, amongst other things, as the occurrence of any transaction or event in connection with which all, or a majority, of the shares listed on the NYSE, London Stock Exchange and Ghana Stock Exchange are exchanged, converted or acquired) will not apply to the New Notes. This will be replaced with a "Change of Control" concept.

The Change of Control provisions in the New Indenture are summarised in paragraph 17 of Part II of this document.

The New Indenture also contains an additional covenant under which Ashanti agrees not to dispose of its interest in the Geita Mine without the prior approval of the holders of the New Notes. If Ashanti does dispose of any of its interest in the Geita Mine in breach of this covenant, the New Notes then outstanding will be redeemed at 102 per cent. of the par value plus accrued but unpaid interest.

(v) *Meetings of Holders*

If a meeting of holders of New Notes approves a resolution amending or modifying provisions in the New Indenture, the Trustee under the New Indenture is authorised to amend or modify the terms of the New Indenture in accordance with the terms of the relevant resolution without requiring the further approval of any Noteholders. This was not possible in the Existing Indenture.

(vi) *Restrictions on Distributions*

While both the Existing Indenture and the New Indenture provide that certain distributions by Ashanti to its Shareholders will trigger an adjustment to the Exchange Price of the New Notes, one of the principal exceptions to this provision in the Existing Indenture has been amended in the New Indenture. Under the Existing Indenture, distributions paid out of consolidated cumulative net profits less any consolidated net losses (after taxation, but subject to other adjustment) attributable to the members of Ashanti for periods ending on or after 30 September 1995 (provided that consolidated cumulative net profits shall not exclude profit transferred from any reserve) would not trigger an Exchange Price adjustment. Under the New Indenture, in order not to trigger an Exchange Price adjustment under this same exception, the distribution must be declared after 31 December 2003, at the time ACSL has made a voluntary redemption under the New Indenture, and the value of the distribution must not exceed the aggregate value of: (i) the consolidated retained profits of the Ashanti Group in respect of accounting periods arising from 1 January 2002, plus (ii) aggregate depreciation and amortisation of the Ashanti Group since 1 January 2002, plus (iii) aggregate of any deferred tax of the Ashanti Group released to the profit and loss account since 1 Janaury 2002, minus (iv) capital expenditure of the Ashanti Group incurred since 1 January 2002 in respect of Ashanti's mines (excluding that financed by borrowings from parties other than Ashanti or any of its subsidiaries), and minus (v) deferred hedging income in the accounts as at 31 December 2001, which is released in subsequent years, subject to a maximum of $65 million.

(vii) *Additional Points*

Ashanti has determined that the New Notes have terms substantially equivalent to the Existing Notes for the purposes of Rule 13e-3.

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PART IV

PRO FORMA BALANCE SHEET FOR THE ASHANTI GROUP FOLLOWING THE PROPOSED RESTRUCTURING

1 Pro forma balance sheet

1.1 Unaudited pro forma balance sheet

Set out below is an unaudited pro forma balance sheet of the Ashanti Group, which has been prepared on the basis set out in the notes below, to show the effects of the Proposed Restructuring as if it had taken place on 31 March 2002. The unaudited pro forma balance sheet set out below is based on the unaudited consolidated balance sheet of the Ashanti Group as at 31 March 2002 published by Ashanti on 8 May 2002. The table has been prepared for illustrative purposes only and, because of its nature, may not give a complete picture of the financial position of the Ashanti Group.

	As at 31 March 2002				
	Unadjusted Group Balance Sheet		Adjustments		
		(1)	(2)	(3)	Total
	US$m	US$m	US$m	US$m	US$m
Fixed assets					
Intangible assets	18.0	–	–	–	18.0
Tangible fixed assets	607.8	–	–	–	607.8
Investments – Geita joint venture	86.2	–	–	–	86.2
Investments – Share of gross assets and goodwill	196.3	–	–	–	196.3
Investments – Share of gross liabilities	110.1	–	–	–	110.1
Investments – Loans to joint venture	32.6	–	–	–	32.6
	744.6	–	–	–	744.6
Current assets					
Stocks	71.6	–	–	–	71.6
Debtors	19.8	–	–	–	19.8
Cash	42.9	–	(4.4)	(13.0)	25.5
	134.3	–	(4.4)	(13.0)	116.9
Creditors: amounts falling due within one year					
Creditors	(137.5)	–	–	–	(137.5)
Borrowings	(279.8)	–	–	–	(279.8)
	(417.3)	–	–	–	(417.3)
Net current liabilities	(283.0)	–	(4.4)	(13.0)	(300.4)
Total assets less current liabilities	461.6	–	(4.4)	(13.0)	444.2
Creditors: amounts falling due over one year					
Creditors	(50.4)	–	–	–	(50.4)
Borrowings	(84.3)	54.1	–	2.3	22.1
Provision for liabilities and charges	(20.1)	–	–	–	(20.1)
Net Assets	356.8	54.1	(4.4)	(10.7)	395.8
Capital Reserves					
Stated Capital	545.2	54.1	–	2.6	601.9
Reserves	(190.4)	–	(4.4)	(13.3)	(208.1)
Equity minority interests	2.0	–	–	–	2.0
	356.8	54.1	(4.4)	(10.7)	395.8

NOTE 1. The unadjusted Ashanti Group balance sheet has been extracted without material adjustment from the unaudited consolidated balance sheet of the Ashanti Group as at 31 March 2002.

The adjustments made in order to illustrate the effect that the Proposed Restructuring, as set out in Part I of this document, might have had on the unaudited consolidated balance sheet of the Ashanti Group as at 31 March 2002 are explained below. No account has been taken of trading since 31 March 2002.

250

(1) Equitisation of US$54.65 million of the Existing Notes (representing 25 per cent. of the Existing Notes) through the issue of 14.8 million New Shares at a price per share of US$3.70. This is stated net of 25 per cent of the remaining unamortised issue costs amounting to US$0.55 million.

(2) Ashanti will, following completion of the Proposed Restructuring, pay to the holders of the Existing Notes as at the Record Date an exchange fee of two per cent. of the face value of the then outstanding Existing Notes together with a payment in respect of accrued interest. In aggregate, excluding interest, this payment will amount to approximately US$4.37 million, which since it relates to the Existing Notes will be written off to reserves.

(3) Payment of fees to professional advisers and financiers relating to the Proposed Restructuring, made up as to:

- US$13.0 million legal and professional fees and other expenses paid in cash; and
- 800,000 Shares issued to Close Brothers at US$3.26 per Share (being the market price of the Shares on the date the agreement with Close Brothers was entered into) totalling US$2.61 million.

Of the fees paid in cash, US$2.3 million relates to the arrangement fee for the New RCF which is set off against borrowings and will be amortised over the term of the New RCF.

(4) In the financial statements of the Ashanti Group (which are prepared under UK GAAP), following completion of the Proposed Restructuring the amounts initially recorded for the New Shares and the New Notes may be different from that stated in the table above because of an adjustment potentially required under Financial Reporting Standard 4 – Capital Instruments.

The aggregate amount initially recorded in respect of the New Shares and the New Notes will remain the same as the Existing Notes at the time of completion (approximately US$216.4 million). However, the allocation between the New Shares and the New Notes, made on the basis of fair values, might vary from the amounts stated in this Part IV.

To the extent that the value allocated to the New Notes is less than the par value, the difference will be treated as finance costs and apportioned to future accounting periods resulting in an amortisation charge to the profit and loss account. As the appraisal of the fair value of the New Shares and the New Notes has not been completed no adjustment has been made in the unaudited pro-forma balance sheet.

2 Letter from Deloitte & Touche relating to the unaudited pro forma balance sheet as at 31 March 2002

Deloitte & Touche

Stonecutter Court,
1 Stonecutter Street,
London EC4A 4TR

The Directors
Ashanti Goldfields Company Limited
Gold House
Patrice Lumumba Road
PO Box 2665
Accra
Ghana

The Directors
Close Brothers Corporate Finance Limited
10 Crown Place
London EC2A 4FT

15 May 2002

Dear Sirs

Ashanti Goldfields Company Limited ("Ashanti" or the "Ashanti Group") – Proposed Restructuring Of 5.5 Per Cent Guaranteed Exchangeable Notes Due 2003 (the "Proposed Restructuring")

We report on the unaudited pro forma consolidated balance sheet ("the pro forma financial information") set out in Part IV of the Circular dated 15 May 2002 ("the Circular") issued by Ashanti. The pro forma financial information has been prepared for illustrative purposes only to provide information about how the Proposed Restructuring might have affected the financial information presented.

Responsibilities

It is the responsibility solely of the Directors of Ashanti to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority ("the Listing Rules").

It is our responsibility to form an opinion, as required by the Listing Rules, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom our reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and the Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the Directors of Ashanti.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States or other jurisdictions outside the United Kingdom and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

(a) the pro forma financial information has been properly compiled on the basis stated;

(b) such basis is consistent with the accounting policies of Ashanti; and

(c) the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules.

Yours faithfully

Deloitte & Touche

PART V

ADDITIONAL INFORMATION

1 Directors

1.1 The full names of the Directors, all of Gold House, Patrice Lumumba Road, Roman Ridge, PO Box 2665, Accra, Ghana and their functions are as follows:

Michael Ernest Beckett	*Chairman*
Theophilus Ernest Anin	*Non-Executive Director*
Merene Botsio-Phillips	*General Counsel*
The Rt. Hon. The Baroness Chalker of Wallasey PC	*Non-Executive Director*
Dr Chester Arthur Crocker	*Non-Executive Director*
Thomas Richard Gibian	*Non-Executive Director*
Gordon Edward Haslam	*Non-Executive Director*
Sam Esson Jonah	*Chief Executive Officer*
Dr Michael Peter Martineau	*Non-Executive Director*
Nicholas Jeremy Morrell	*Non-Executive Director*
Eleanor Darkwa Ofori Atta	*Director of Corporate Relations*
Trevor Stanley Schultz	*Chief Operating Officer*
Srinivasan Venkatakrishnan	*Chief Financial Officer*

2 Further Information

Interests of Directors

As at 14 May 2002 (the latest practicable date before the publication of this document), the interests of the Directors (and interests of persons connected with them within the meaning of section 346 of the Companies Act 1985 of the United Kingdom which would, if the connected person were a Director, be required to be disclosed, and the existence of which is known to, or could with reasonable diligence be ascertained by, the relevant Director whether or not held through another party) in securities of Ashanti were:

Name	Number of Ashanti Shares Beneficial	Number of Ashanti Shares Non-Beneficial	Number of Ashanti shares under option/ award
Michael Beckett	1,359	Nil	Nil
Theophilus Anin	53	Nil	Nil
Merene Botsio-Phillips	100	Nil	50,260
The Rt. Hon. The Baroness Chalker of Wallasey PC	Nil	Nil	Nil
Chester Crocker	5,000	Nil	Nil
Thomas Gibian	20,000	Nil	Nil
Gordon Haslam	Nil	Nil	Nil
Sam Jonah	45,302	Nil	269,664
Michael Martineau	Nil	Nil	Nil
Nicholas Morrell	Nil	Nil	Nil
Eleanor Ofori Atta	553	Nil	46,569
Trevor Schultz	23,548	Nil	134,792
Srinivasan Venkatakrishnan	Nil	Nil	139,620

Save for the interests of Mr S.E. Jonah in the Technical Services Agreement, no Director has or had any interest in any transaction which is or was unusual in its nature or conditions or is or was significant to the business of Ashanti and which has been effected by Ashanti during the current or immediately preceding financial year or which was effected by Ashanti during any earlier financial year and remains in any respect outstanding or unperformed.

There are no outstanding loans granted by the Ashanti Group to any of the Directors, nor any guarantees provided by the Ashanti Group for the benefit of any Director.

Details of the service agreements and letters of appointment of the Directors are available for inspection in accordance with paragraph 13 of Part V of this Circular.

Litigation

(a) ACSL is not and has not been involved in any legal or arbitration proceedings, nor, so far as the Directors are aware, are there any such proceedings pending or threatened involving ACSL, which may have or have had since the date of incorporation, a significant effect on ACSL's financial position.

(b) Save as disclosed in this paragraph 21, neither Ashanti nor any other member of the Ashanti Group is or has been involved in any legal or arbitration proceedings, nor, so far as the Directors are aware, are there any such proceedings pending or threatened involving Ashanti or any member of the Ashanti Group, which may have or have and in the previous 12 months, a significant effect on Ashanti or the Ashanti Group's financial position.

(c) Ashanti, Sam Jonah, and Mark Keatley (Ashanti's former Chief Financial Officer) have been named as defendants in a consolidated class action under the United States federal securities laws in the United States District Court for the Eastern District of New York alleging non-disclosures and misstatements concerning Ashanti's hedging position and programme. The plaintiffs contend that Ashanti and individual defendants' actions violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated under that act. Two of the proposed class actions that were consolidated purported to be brought on behalf of investors who purchased Ashanti's stock during the period 28 July 1999 through to 5 October 1999 (the "1999 Class Period"), while the third purported to be brought on behalf of investors who purchased Ashanti's stock during the period 21 April 1997 through to 5 October 1999 (the "1997-1999 Class Period"). The plaintiffs seek unspecified damages, attorneys' and experts' fees and other relief.

The three actions were consolidated for all purposes by the Court and the Court appointed lead plaintiffs and lead counsel under the US Private Securities Litigation Reform Act of 1995. A consolidated amended class action complaint was filed on 27 October 2000. Pursuant to a Stipulation and Order signed by the Court, the claims in the 1997-1999 Class Period have been stayed and the consolidated amended complaint addresses only claims in the 1999 Class Period.

Ashanti is vigorously defending the claims. Ashanti moved to dismiss the consolidated amended class action complaint; in a decision dated 13 February 2002, the Court granted in part and denied in part that motion. Ashanti has not yet answered the consolidated amended class action complaint and no discovery has taken place. Although Ashanti cannot make any assurances regarding the ultimate outcome of the litigation, it believes that the outcome will have no material adverse effect on Ashanti's financial position.

(d) A number of expatriate employees instituted an action against Kilo-Moto Mining Company ("Kimin"), a Democratic Republic of Congo ("DRC") (formerly Zaire) subsidiary of Ashanti and Ashanti in the Brussels Labour Court for arrears of salary, severance payments and payment in lieu of holiday. On 16 November 1999, the Brussels Labour Court upheld the claims of four of the ex-employees against Kimin for arrears of salary incurred up to 1 October 1997. The Brussels Labour Court also held that Ashanti was jointly and severally held liable with Kimin for the claimants' salaries and severance payments as from 1 October 1997. Kimin and Ashanti appealed against the judgment. In October 2000, the plaintiffs unsuccessfully instituted proceedings in Kinshasa, DRC to enforce the provisional judgment against Kimin in the DRC. The judgment of the Brussels Labour Court of Appeal, in favour of the expatriates, was issued on 13 March 2002. Ashanti and Kimin's total liability is 1,501,870.34 Euros (plus interest at 7 per cent.). Based on information currently available the liability had been reasonably provided for in the Ashanti Group's financial statements. Ashanti's liability for a further claim for payment in lieu of holiday will be decided later this year.

(e) In July 2001, the Serious Fraud Office in Ghana, which had instituted investigations into alleged financial improprieties at Ashanti's Obuasi mine, issued a report which cleared Ashanti and its management of any wrongdoing.

Share Capital

The following table shows the authorised and issued share capital of Ashanti as at 14 May 2002 is:

Authorised	
200,000,000 ordinary shares of no par value	200,000,000
1 special rights redeemable preference share of no par value	1
	200,000,001
Allotted and fully paid	
ordinary shares of no par value in issue	112,714,222
1 special rights redeemable preference share of no par value	1
	112,714,223

Immediately following the Scheme becoming effective, assuming no exercise of options outstanding or vesting of awards under the Ashanti Incentive Schemes, it is expected that the authorised and issued share capital of Ashanti will be as follows:

	Authorised	Issued
ordinary shares	250,000,000	128,282,532
special rights redeemable preference share	1	1

There will also be 559,405 ordinary shares held in treasury.

3 **Consents**

Close Brothers, which is regulated in the UK by The Financial Services Authority, and Houlihan Lokey Howard and Zukin Capital, Inc. have given and have not withdrawn their written consent to the inclusion herein of references to their name in the form and context in which it appears.

Deloitte & Touche, London, have given and not withdrawn their written consent to the issue of this Circular with the inclusion of their report and letter set out in Part IV and the references to their name in the form and context in which they appear.

4 **Board and Management**

It is not currently proposed to make any changes to the Board or management immediately following the Proposed Restructuring becoming effective.

5 **Existing MFTL**

The Existing MFTL became effective upon completion of the sale of 50 per cent. of the share capital of Cluff Resources Ltd (formerly Cluff Resources Plc) by Ashanti and replaced the Warrant Commitment Letter under which Ashanti agreed to provide its Hedge Counterparties with the Warrants in exchange for margin free trading arrangements. The Hedge Counterparties continued to retain all their other rights under their individual ISDA (International Swap & Derivatives Association, Inc.) agreements and confirmations of trades, except that the cross-default thresholds in the ISDA agreements were conformed so that each agreement had a threshold of US$3 million.

The margin free trading arrangements can be suspended if an event of default is continuing and has not been waived by the Majority Counterparties and the Majority Counterparties give notice to Ashanti of such event of default. The margin free trading arrangements are to be reinstated if the relevant event of default is then remedied by the Ashanti Group.

The Existing MFTL contains many covenants including information covenants and restrictions on creation of security, disposals, change of business, distributions and mergers and acquisitions. It also contained financial covenants, obligations to submit a finance plan and covenants in relation to Ashanti's joint venture in respect of the Geita Mine, including a covenant which prevented the companies in which Ashanti's 50 per cent. interest in the joint venture is held from incurring any additional financial indebtedness which was objected to by the relevant majority of Hedge Counterparties.

6 **Interim Margin Free Agreements**

Ashanti has entered into Interim Margin Free Agreements (one of which is being held in escrow as described in the paragraph entitled "Hedging" in Part 1 of this Circular) with all of its Active

Counterparties, which govern, amongst other things, the continuation of margin free trading arrangements. Under the Interim Margin Free Agreements, the entitlements of the Active Counterparties to call for margin under their hedging arrangements with Ashanti would be suspended unless and until any hedge counterparty actually calls for margin or collateral, or Ashanti provides any form of margin or collateral, in respect of its hedging arrangements.

Such entitlements of the Active Counterparties to call for margin under their hedging arrangements with Ashanti shall be immediately and automatically reinstated, if an event of default occurs which is continuing and has not been waived by the Majority Counterparties (which bears the same meaning as in the Existing MFTL described above in paragraph 5) and the Majority Counterparties give notice to Ashanti of such event of default.

The Interim Margin Free Agreements are conditional upon satisfaction of the following conditions prior to 15 March 2003:

- the Proposed Restructuring (or such other restructuring as is approved by a Super Majority of Hedge Counterparties) being completed. (Super Majority means the approval of the Majority Counterparties, which also represent at least two-thirds in number of the Active Counterparties);
- release from escrow to Ashanti of the Interim Margin Free Agreement currently held in escrow; and
- Ashanti having available to it loan facilities in an amount of not less than US$25 million available for drawing for working capital purposes for a period of not less than 15 months from the date of posting of the documentation to Shareholders in relation to the Proposed Restructuring.

The Interim Margin Free Agreements contain a termination provision, whereby once the Interim Margin Free Agreements have become unconditional, the Interim Margin Free Agreements will terminate and the Existing MFTL will be amended and restated to provide for margin free trading on an ongoing basis, subject only to certain rights to terminate hedging agreements with the Ashanti Group. The terms of the New MFTL are described below in paragraph 7.

In addition the Interim Margin Free Agreements contain provisions which, subject to certain exceptions, would enable the Hedge Counterparties to terminate their hedging arrangements with Ashanti in the event of the announcement of the completion of the sale of all or part of Ashanti's interest in the Geita Mine and/or the related joint venture. Such termination right shall fall away if waived by a Super Majority or the requisite majority of the holders of the New Notes authorise the disposal under the terms of the New Indenture provided that the authorisation is not granted on the basis of accelerated repayments or redemptions of the New Notes.

7 New MFTL

The New MFTL becomes effective once the Interim Margin Free Agreements have been signed by all the Active Counterparties and the other conditions precedent to such Interim Margin Free Agreements have been satisfied. The following conditions remain to be satisfied:

(a) the Proposed Restructuring (or such other restructuring as is approved by an appropriate majority of Hedge Counterparties); and

(b) Ashanti having loan facilities available for drawdown for 15 months from the date of the Circular of not less than US$25 million for working capital purposes.

The New MFTL amends and restates the Existing MFTL (described more particularly in paragraph 5 of this Part V).

The New MFTL provides that any right that a Hedge Counterparty may have, under any of its existing hedging arrangements, to call for margin or otherwise require the provision of any form of security or collateral shall be cancelled and that any new hedging arrangements entered into shall not benefit from margin, or otherwise require the provision of any form of security or collateral other than in certain limited circumstances.

The Hedge Counterparties have a right to terminate their hedging agreements with the Ashanti Group on the occurrence of any of the following:

(a) any Ashanti Group member granting any person the right to call for, or require the provision of, margin or equivalent collateral; or

(b) any person actually calling for, or requiring the provision of, margin or equivalent collateral from any Ashanti Group member (in circumstances where it is permitted to do so pursuant to its hedging agreements with Ashanti); or

(c) any Ashanti Group member entering into a hedging arrangement with a cross-default threshold less than US$5 million; or

(d) any Ashanti Group member granting any right, to any person who enters into a hedging arrangement with any member of the Ashanti Group, analogous or superior to the non-disposal right granted to the Hedge Counterparties in connection with the Geita Mine (or any part of it) or any member of the Joint Venture Group (as defined in the Existing RCF); or

(e) any Ashanti Group member actually paying, posting or granting margin or equivalent collateral,

in each case in relation to any hedging arrangement (other than any permitted hedging arrangement). Permitted hedging arrangements generally relate to hedging in connection with project financings.

In addition, if Ashanti is no longer in compliance with its hedging policy or amends its hedging policy without the prior written approval of the relevant majority of Hedge Counterparties, the Hedge Counterparties will be entitled to terminate their hedging arrangements with the Ashanti Group.

The New MFTL does not contain the covenants and events of default as are set out in the Existing MFTL, however, the New MFTL does contain, amongst other things, financial covenants and a non-disposal clause relating to the Geita Mine.

The non-disposal clause gives the Hedge Counterparties a right to terminate all hedging arrangements they have with any member of the Ashanti Group. This termination right is only exercisable during such period as the holders of Existing Notes, or New Notes after the completion of the Proposed Restructuring, have a right to have their indebtedness repaid or repurchased ("Noteholders Repayment Right") as a result of an announcement of the completion of the sale of all or any part of the Ashanti Group's interest in the Geita Mine or any member (in whole or in part) of the Joint Venture Group (as defined in the Existing RCF).

The termination right can be waived by a Super Majority (as defined above) of the Active Counterparties, and will fall away if at least 75 per cent. in value (as at the business day before the Noteholders Repayment Right has become exercisable) of the holders of the Existing Notes, or New Notes after the completion of the Proposed Restructuring, irrevocably confirm in writing that they will not exercise their Noteholders Repayment Right.

8 New RCF

On 14 May 2002, Ashanti entered into US$100 million revolving credit facility with a group of syndicate banks led by Barclays Capital (the investment banking division of Barclays Bank PLC), Bayerische Hypo-und Vereinsbank A.G., NM Rothschild & Sons Limited and Standard Bank London Limited ("Lenders"). The New RCF, which is conditional, amongst other things, on the completion of the Proposed Restructuring will be repaid in eight semi-annual instalments each of US$10 million commencing 12 months after the first drawdown with a further final instalment of US$20 million.

The interest rate applicable to the New RCF increases over the life of the loan. The term of the loan is five years. The interest rate is as follows:

(a) Years 1 and 2 – US LIBOR plus 1.75 per cent.; and

(b) Years 3, 4 and 5 – US LIBOR plus 2.00 per cent.

The New RCF will be provided to the Ashanti Group through its subsidiary Ashanti Finance (Cayman) Limited ("Borrower") to pay and refinance the US$270 million revolving credit facility dated 3 December 1998 (as amended and restated) between, amongst others, the Borrower and several financial institutions, and once the Existing RCF has been repaid and cancelled in full, for general corporate purposes.

Key points of the New RCF

The New RCF is guaranteed jointly and severally by Ashanti (as Parent), Ashanti Treasury Services Limited ("ATS"), Geita Treasury Services Limited ("GTS"), Sociètè Ashanti Goldfields de Guinee and Ashanti Goldfields Bibiani Limited (as the Guarantors).

The Lenders under the New RCF will have security over all the hedging contracts entered into by ATS and GTS, certain gold refining and purchasing agreements, certain insurance contracts, gold in transit and certain bank accounts.

There is a commitment fee which increases over the life of the loan as follows:

(a) Years 1 and 2 payable at – 0.75 per cent. on available but undrawn amounts; and

(b) Years 3, 4 and 5 payable at – 0.90 per cent. available but undrawn amounts.

The financial covenants will provide that consolidated net debt to consolidated EBITDA is no greater than:

(a) 2.75 x for the twelve month periods ending on 31 December 2002 and 30 June 2003;

(b) 2.50 x for the twelve month period ending on 31 December 2003; and

(c) 2.25 x thereafter.

Consolidated tangible net worth is not to be less than US$350 million at any time. Consolidated net debt will not exceed 75 per cent. of the consolidated tangible net worth for the period ending on or before 30 June 2004 and thereafter shall not exceed 50 per cent. of the consolidated tangible net worth.

The New RCF imposes terms and conditions on the Ashanti Group including the provision of detailed financial and other information, financial covenants (in greater detail to those referred to above), restrictions on acquisitions, restrictions on investments and loans to non-group companies and ring fenced project finance entities, restrictions on the creation of security, restrictions on disposal of assets, restrictions on making loans or providing credit, and restrictions on change of business. These provisions are relatively standard for facility of this nature.

The Events of Default in the New RCF include:

(i) cross default in respect of financial indebtedness of material group members (excluding certain subsidiaries, such as Kimin and ring fence project finance entities) in excess of US$5 million;

(ii) insolvency of material group members;

(iii) nationalisation of certain assets of the Ashanti Group;

(iv) reduction of foreign exchange retention levels;

(v) termination of the margin free trading arrangements other than in accordance with the terms of the Interim Margin Free Trading Letter or the New MFTL (as the case may be) and termination of hedging agreements without the consent of Ashanti and its Risk Management Committee;

(vi) change of control of Ashanti which is reasonably likely to have a material adverse effect.

Conditions Precedent

Drawdown under the New RCF is subject to the satisfaction of (or waiver of) certain documentary condition precedents, which are relatively standard for a facility of this nature.

There are also certain specific conditions precedent which have been tailored to the requirements of the Lenders under the New RCF. These include (but are not limited to) the Proposed Restructuring becoming effective, the approval of the Bank of Ghana to the guarantees given by the Guarantors, the provision of information relating to any pending or current litigation, copies of the Interim Margin Free Trading letters and certificates from the Guarantor's insurers detailing the insurance cover provided.

In addition, the terms of the New RCF provide for certain representations and warranties to be repeated prior to each drawdown request and in respect of each interest period. Such representations include:

(A) there has been no material adverse change in the consolidated financial statements of Ashanti since the date that these statements were drawn up and that other than disclosed by Ashanti prior to date of entry into the New RCF; and

(B) there is no litigation, arbitration or administrative proceedings current or to Ashanti's knowledge, pending or threatened which would if adversely determined be reasonably likely to have a material adverse effect on; (A) the business or financial condition of Ashanti, certain subsidiaries of Ashanti or the Ashanti Group taken as a whole, (B) the ability of Ashanti or its relevant subsidiaries to perform its obligation under the New RCF, or (C) the validity of the New RCF or security documents relating to it.

The Borrower will enter into an escrow arrangement with the Existing RCF Lenders and the New RCF Lenders to ensure that the Existing RCF is repaid from the first drawdown under the New RCF and that consequently the security granted by the Guarantors is released by the Existing RCF.

9 **Supplemental indenture**

By a first supplemental indenture entered into between Ashanti Capital, Ashanti and The Bank of New York as the trustee under the Existing Indenture dated 10 May 2002, the Existing Indenture was amended to permit Note Investors in connection with the Scheme and prior to the Record Date to exchange interests in the Existing Notes in the form of global notes for registered notes.

10 **Significant change**

There has been no significant change in the financial or trading position of the Ashanti Group since 31 March 2002, the date to which the Ashanti Group's unaudited first quarter results published on 8 May 2002 were made up and no material adverse change in the financial position or prospects of the Ashanti Group since 31 March 2002. A copy of the unaudited first quarter results of Ashanti will be available for inspection at the offices of Norton Rose and Ashanti in accordance with paragraph 13 of this Part below.

11 **Irrevocable undertakings**

Ashanti has received irrevocable undertakings from the following Note Investors to vote in favour of the Scheme

	Total holdings of Existing Notes	
Institution	US$000	%
Liberties Strategic Services Ltd.	73,976	33.8%
Franklin Templeton	55,003	25.2%
Millennium Management LLC	14,279	6.5%
Standard Bank	8,678	4.0%
NCL Investments	2,000	0.9%
Fabien Pictet & Partners Ltd.	2,000	0.9%
CSFB (Europe) Ltd.	1,000	0.5%
P. Schoenfeld Asset Management	500	0.2%
Mackensie Cundill Recovery Fund	400	0.2%
Total	157,836	72.2%

12 **Expenses**

The expenses of, and incidental to, the Proposed Restructuring including the exchange fee of two per cent. payable to the holders of the Existing Notes, the arrangement fee for the New RCF, registration and listing fees, stamp duty, printing and advertising and distribution costs, legal, professional and accounting fees and expenses are estimated to amount to approximately US$20 million (exclusive of VAT) and are payable by Ashanti.

13 **Documents available for inspection**

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturday, Sunday and public holidays excepted) at the registered office of Ashanti at Gold House, Patrice Lumumba Road, Roman Ridge, Accra, Ghana and at the offices of Norton Rose, Kempson House, Camomile Street, London EC3A 7AN, up to and including 28 June 2002:

(a) this Circular, the Listing Particulars and Scheme Document;

(b) the Regulations;

(c) the New Indenture;

(d) the audited consolidated accounts of the Ashanti Group for the years ended 31 December 2000 and 31 December 2001;

(e) the consent letters referred to in paragraph 3 of Part V of this Circular;

(f) the written undertakings, between Ashanti, Ashanti Capital and each member of the Ad Hoc Committee and other persons who have given undertakings to vote in favour of the Scheme referred to in Part I of this Circular;

(g) the Interim Margin Free Agreements;

(h) the New RCF;

(i) the New MFTL;

(j) the Existing RCF;

(k) the Existing Indenture;

(l) the service agreements and letters of appointment of Directors;

(m) the pro forma letter set out in Part IV of this document; and

(n) Ashanti's first quarter 2002 results.

15 May 2002

ASHANTI GOLDFIELDS COMPANY LIMITED

Incorporated in Ghana (No. 7094) (ARBN 074 370 862)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Ashanti Goldfields Company Limited will be held at Len Clay Stadium, Obuasi, Ghana on 28 June 2002 at 11.00 a.m. (GMT) for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTION

1 THAT:

(a) the restructuring ("Proposed Restructuring") of the 5½% Exchangeable Guaranteed Notes due 15 March 2003 ("Existing Notes") issued by Ashanti Capital Limited and guaranteed by Ashanti Goldfields Company Limited ("Ashanti") on the terms contained in the circular to shareholders dated 15 May 2002 ("Circular") be and it is hereby approved;

(b) the directors of Ashanti be and they are hereby generally and unconditionally authorised pursuant to section 202(1) of the Companies Code, 1963 (Act 179) (the "Companies Code") to exercise all the powers of Ashanti to allot and issue: (i) 14,768,310 ordinary shares of no par value ("Ordinary Shares") in consideration for the transfer to Ashanti, or as it shall direct, of US$54,642,750 Existing Notes pursuant to the Proposed Restructuring; (ii) Ordinary Shares pursuant to the exchange of US$163,928,000 of 7.95% Exchangeable Guaranteed Notes 2008 to be issued by Ashanti Capital (Second) Limited and guaranteed by Ashanti pursuant to the Proposed Restructuring; (iii) 800,000 Ordinary Shares to Close Brothers Corporate Finance Limited; and (iv) in addition to the above up to 42,333,235 Ordinary Shares, in each case without offering such shares to existing shareholders in accordance with the provisions of sub-paragraph (b) of the said section 202(1) of the Companies Code PROVIDED that the authority in this sub-paragraph (b)(iv) shall be limited so that, otherwise than pursuant to a rights issue or similar offer where shares or other securities are offered to ordinary shareholders and such holders of other securities of Ashanti as the directors may determine on a fixed record date in proportion (as nearly as may be) to their then holdings of securities or in accordance with the rights attached thereto (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions, obligations or practical problems arising from or under the laws or the requirements of any territory or of any recognised regulatory body or stock exchange or otherwise howsoever) the aggregate number of Ordinary Shares to be issued for cash by the directors pursuant to the authority contained in this sub-paragraph (b)(iv) shall not in aggregate exceed 6,414,126 Ordinary Shares and such authority (unless previously revoked or renewed) shall expire on 27 September 2003 or at the conclusion of the Annual General Meeting of Ashanti in 2003 (whichever is the earlier), save that Ashanti may before such expiry make an offer or agreement which would or might require shares to be allotted after such expiry and the directors may allot and issue shares in pursuance of such offer or agreement as if the said authority had not expired.

SPECIAL RESOLUTION

2 THAT:

the Regulations of Ashanti be and they are amended so as to increase the authorised share capital of Ashanti from 200,000,000 ordinary shares of no par value ("Ordinary Shares") to 250,000,000 Ordinary Shares by the creation of 50,000,000 Ordinary Shares.

Notes:

1 A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member. Completion and return of an instrument appointing a proxy will not preclude a member from attending and voting in person at the meeting.

2 In order to be valid, the instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a copy of such authority certified notarially or in some other way approved by the Board, must be deposited at the offices of the relevant registrar being: Ashanti's Registrars in Ghana, Barclays Bank of Ghana Limited, High Street, PO Box 2949, Accra, Ghana or at the UK Transfer Office of Ashanti's International Registrars, Capita IRG Plc, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU, UK or at the offices of Ashanti's Registrars in Australia, ASX Perpetual Registrars Limited, Level 4, 333 Collin's Street, Melbourne, Victoria 3001 or at the offices of Ashanti's Registrars in Zimbabwe, Syfrets Corporate and Merchant Bank, 1st Floor, 99 Jason Moyo Avenue, PO Box 2540, Zimbank House, 46 Speke Avenue, Harare, Zimbabwe, not less than 48 hours before the time appointed for holding the Meeting.

FAILURE TO DEPOSIT THE FORM OF PROXY AS REQUIRED WILL RESULT IN THE PROXY NOT BEING ADMITTED TO, OR PARTICIPATING IN, THE MEETING.

3 A copy of the service agreements of each of the Directors will be available for inspection at the Len Clay Stadium, Obuasi, Ghana until the end of the meeting as well as being on display at the addresses set out in Part IV of the Circular.

4 In the case of joint registered holders of any Share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the register.

By order of the Board
E. Abankroh
Secretary

15 May 2002

RF60495

Produced by THE 𝓠 FACTOR. Printed in England by royle corporate print

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. It is being sent to Noteholders, being the holders of the Existing Notes on the Register at the Record Date and to Note Investors, being persons who hold a beneficial or other proprietary interest in Existing Notes as principal at the Record Date. If you have sold, or otherwise transferred, or sell or otherwise transfer, your interests in Existing Notes before the Record Date, you must deliver this document to the person or persons to whom you have sold or otherwise transferred, or sell or otherwise transfer, your interests in Existing Notes. If you are in any doubt as to the action you should take, you should consult your professional adviser without delay. If you are not the registered or beneficial owner of the Existing Notes, please forward a copy(ies) of this document and its enclosures to such person(s). A transferee of a registered or beneficial interest in Existing Notes after the Record Date shall not, among other things, be entitled to vote at the Court Meeting or make their own election under the Mix and Match Election. Such transferee will need to make arrangements with the transferor to ensure that the transferor votes in accordance with the wishes of the transferee and agrees to participate in the Mix and Match Election in accordance with the wishes of the transferee. Within two business days after the Effective Date, the Scheme Consideration will be issued to Ashanti Capital (as escrow agent) to hold (in an account(s) with the Distribution Agent as Ashanti Capital's nominee) in escrow on trust for the Noteholders. However, Ashanti Capital (as escrow agent) will not direct the Distribution Agent to distribute any Scheme Consideration unless the Registrar has received a written release of all Released Claims from the relevant Note Investors. Provided duly endorsed and executed Voting Instruction and Release Forms have been submitted, the Distribution Agent will, as directed by Ashanti Capital (as escrow agent), distribute the relevant proportion of the Scheme Consideration to the Account Holder specified in the Voting Instruction and Release Form to hold for the relevant Note Investor. Persons who have acquired a registered or beneficial interest in Existing Notes after the Record Date should contact the person from whom they have acquired a registered or beneficial interest in the Existing Notes for a transfer of the Scheme Consideration. Any transferor should provide a copy of this document to any transferee before a beneficial interest in the relevant Existing Notes is transferred to the transferee.

In accordance with normal practice, none of the Trustee, the Registrar or the Distribution Agent expresses any opinion as to the merits of the Scheme or the alternatives presented in this document. None of the Trustee, the Registrar or the Distribution Agent has been involved in formulating the proposals in the Scheme and recommends that Noteholders and Note Investors seek their own financial and legal advice.

This document should be read in conjunction with the accompanying Listing Particulars relating to Ashanti and ACSL which have been prepared in accordance with the UK Listing Rules made under section 74(4) of the Financial Services and Markets Act 2000 and a copy of which has been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of that Act.

Further copies of this document can be obtained from The Bank of New York, 48th Floor, One Canada Square, London E14 5AL (Ref: Sunjeeve Patel/ Paul Pereira), Close Brothers Corporate Finance Limited, 10 Crown Place, London EC2A 4FT (Ref: Martin Gudgeon), Houlihan Lokey Howard & Zukin Capital, 1930 Century Park West, Los Angeles, California 90067 (Ref: Alan Fragen), Norton Rose, Kempson House, Camomile Street, London EC3A 7AN (Ref: MALB), or Ashanti Goldfields Company Limited, Gold House, PO Box 2665 Accra, Ghana (Ref: Ernest Abankroh).

ASHANTI GOLDFIELDS COMPANY LIMITED

Proposals in relation to a Scheme of Arrangement

under section 86 of the Companies Law (2001 Second Revision) of the Cayman Islands (the "Scheme") between

Ashanti Capital Limited

and its

Noteholders

(as defined in this document)

A meeting of Noteholders (the "Court Meeting") to consider and, if thought fit, approve the Scheme set out in Part IV of this document will be held on 17 June 2002 commencing at 10.30 a.m. (New York time) at the offices of Norton Rose at Kempson House, Camomile Street, London EC3A 7AN. A copy of the notice convening the Court Meeting is set out in Part V of this document. Instructions about actions to be taken by Noteholders and Note Investors are set out in Appendices C and F in Part II of this document and summarised on pages 33 to 35. Whether or not any Note Investors who are entitled to attend the Court Meeting intend to do so, Note Investors are requested to complete, execute and return the Voting Instruction and Release Form sent with this document in accordance with these instructions as soon as possible. The Voting Instruction and Release Form should be received by the Registrar no later than 5.00 p.m. (New York time) on 10 June 2002, at The Bank of New York, 48th Floor, One Canada Square, London E14 5AL.

In the event that the Scheme is approved by Noteholders, a hearing before the Grand Court is necessary in order to sanction the Scheme. All Noteholders are entitled, and all Note Investors will be permitted, to attend the Grand Court hearing in person or through counsel to support or oppose the sanctioning of the Scheme. It is expected that the Grand Court hearing will be held on 2 July 2002. The exact date will be confirmed to Noteholders and Note Investors in due course.

Close Brothers Corporate Finance Limited, which is regulated in the United Kingdom by the Financial Services Authority, and Houlihan Lokey Howard & Zukin Capital, Inc. are acting for the Ashanti Group and no-one else in connection with the Proposed Restructuring and will not be responsible to anyone other than the Ashanti Group for providing the protections afforded to their customers nor for providing advice in connection with the Proposed Restructuring.

The New Securities to be issued pursuant to the Scheme have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof, and have not been and will not be registered under the securities laws of any state of the United States.

The Trustee takes no responsibility for the effectiveness of the Scheme including, without limitation, the effectiveness of the Scheme under the United States Trust Indenture Act of 1939.

This document shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale or distribution of the New Securities to be issued pursuant to the Scheme in any jurisdiction in which such offer or sale is not permitted.

THE ACTION YOU SHOULD TAKE IS SET OUT IN PART II OF THIS DOCUMENT.

CONTENTS

264

265

EXPECTED TIMETABLE[1]

Note Investors should observe any deadlines set by any institution and settlement system through which they hold their Existing Notes to ensure the Voting Instruction and Release Form is returned in time for the purposes of voting at the Court Meeting and participating in the Mix and Match Election.[2]

	Time	Date
Record Date	5.00 p.m.	16 May 2002
Latest recommended time and date by which Registrar must receive Voting Instruction and Release Forms for the Court Meeting and to participate in the Mix and Match Election[2]	5.00 p.m.	10 June 2002
Court Meeting[3]	10.30 a.m.	17 June 2002
Extraordinary General Meeting	11.00 a.m. (GMT)	28 June 2002
Grand Court hearing to sanction the Scheme[4]	11.00 a.m.	2 July 2002
US Bankruptcy Court hearing for a Section 304 US Bankruptcy Code permanent injunction order[5]		8 July 2002
Last day of dealings in the Existing Notes		11 July 2002
Effective Date		Not earlier than 11 July 2002
Admission of the New Securities		12 July 2002
Expected despatch of Scheme Consideration to Note Investors[6]		15 July 2002

NOTES:

(1) All references to time set out above are references to New York time unless otherwise stated.

(2) Voting Instruction and Release Forms must be endorsed by Account Holders and the instructions forwarded electronically by Account Holders to DTC before the Court Meeting. Account Holders must forward the originals of the Voting Instruction and Release Forms so that they are received by the Registrar by 5.00 p.m. (New York time) on 10 June 2002.

(3) This means 3.30 p.m. (London Time).

(4) The date of the Grand Court hearing of the Petition to sanction the Scheme has not yet been settled, although it is expected to take place on or about the date indicated. If this date changes, the dates of all subsequent steps, including the Effective Date set out above, will be affected. Noteholders and Note Investors will be notified of the exact date of the Grand Court hearing.

(5) The date of the US Bankruptcy Court hearing has not yet been settled, although it is expected to take place on or about the date indicated. It will, however, be affected by the date of the Grand Court hearing to sanction the Scheme.

(6) Provided properly endorsed and executed Voting Instruction and Release Forms have been received by the Registrar by 5.00 p.m. (New York time) on the business day immediately prior to the Effective Date.

Noteholders and Note Investors will be kept advised of the progress of the Scheme and of any significant changes to the expected timetable under the Scheme by announcements through the LSE and the NYSE. An announcement will be made once the Scheme becomes effective.

NOTE INVESTORS, ACCOUNT HOLDERS, INTERMEDIARIES AND NOTEHOLDERS

1 You have been sent this document as a Note Investor because you are thought to hold an interest in Existing Notes. Because all the Existing Notes are held through the clearing system operated by DTC your interest may be held in one or more of the capacities set out below.

2 **Please determine, as described below, whether you are a Note Investor, an Account Holder, an Intermediary and/or a Noteholder in respect of an interest or interests in Existing Notes, and take the appropriate action referred to below.** You may fall into more than one of these categories. A diagrammatic representation of Note Investors, Account Holders and Intermediaries holding through DTC is set out on page 6.

3 **Note Investor:** You are a Note Investor and you have a Released Claim if you hold a beneficial or other proprietary interest in Existing Notes as principal at the Record Date (5.00 p.m. (New York time) on 16 May 2002).

Examples of a person who holds a beneficial or other proprietary interest in Existing Notes as principal in this context are:

(a) a person who holds such an interest in Existing Notes for his own account;

(b) a trustee who is holding such an interest in Existing Notes as part of the assets of his trust; and

(c) an executor or personal representative where the estate of the deceased contains such an interest in Existing Notes which was held for the deceased's own account.

If you are a Note Investor, please read this document carefully and take the appropriate action described in Appendix C.

4 **Account Holder:** You are an Account Holder in respect of an interest in Existing Notes held through DTC if you are recorded as holding that interest in Existing Notes in an account with DTC or were recorded as holding an interest in Existing Notes in such account at the Record Date (5.00 p.m. (New York time) on 16 May 2002). Euroclear and Clearstream hold securities on behalf of their accountholders through accounts in their respective names on the books of their respective depositaries, JPMorgan Chase for Euroclear and Citibank N.A. for Clearstream. JPMorgan Chase and Citibank N.A. in turn hold any such securities in their respective names on the books of DTC. JPMorgan Chase and Citibank N.A. are both Account Holders for these purposes.

If you are an Account Holder, please read this document carefully and take the appropriate action described in Appendix D.

5 **Intermediary:** You are an Intermediary if you hold an interest in Existing Notes on behalf of another person or you hold such an interest at the Record Date (5.00 p.m. (New York time) on 16 May 2002), and in either case you are not or (as appropriate) were not an Account Holder in respect of that interest. Examples of Intermediaries are stockbrokers, investment managers and nominee companies but Euroclear and Clearstream themselves will also be deemed to be intermediaries for these purposes. **If you are an Intermediary, please read this document carefully and take the appropriate action described in Appendix E.**

6 **Noteholder:** You are a Noteholder if you were entered on the Register as the holder of Existing Notes at the Record Date (5.00 p.m. (New York time) on 16 May 2002). Cede & Co (as nominee for DTC) is the registered holder of the Existing Notes held through the global notes under the Existing Indenture. Other persons who have elected to transfer their Existing Notes out of global form may be Noteholders. **If you are a Noteholder please read this document carefully and take the appropriate action described in Appendix F.**

INTERESTS IN EXISTING NOTES


DTC
(Clearing System)
OR
Account Holder
holding for its own account as a Note Investor*
Account Holder**
holding as Agent
OR
Note Investor*
holding for its own account
Intermediary***
holding as an Agent
Second Intermediary
holding as an agent
Note Investor*
holding for its own account

* In respect of interests in Existing Notes held at the Record Date.

** JPMorgan Chase and Citibank N.A. as depositaries for Euroclear and Clearstream respectively will be Account Holders.

*** Euroclear and Clearstream will be deemed to be Intermediaries for these purposes.

IMPORTANT NOTICE

A Information

This document is being sent to both Noteholders, being the holders of Existing Notes on the Register at the Record Date, and to Note Investors. Note Investors will be entitled either to direct how the votes relating to the principal amount of interests in Existing Notes held by them will be exercised at the Court Meeting or to attend the Court Meeting in person to exercise those votes. Note Investors will also be entitled to attend and be heard at the Grand Court hearing to sanction the Scheme and to participate in the Mix and Match Election.

This document has been prepared in connection with a proposal in relation to a scheme of arrangement pursuant to Section 86 of the Companies Law (2001 Second Revision) (the "Scheme") between Ashanti Capital Limited ("Ashanti Capital") and its Noteholders. Nothing in this document or any other document issued or appended to it should be relied on for any other purpose including, without limitation, for the purchase or in connection with the purchase of any asset of Ashanti Capital.

The information contained in this document has been prepared by Ashanti Capital based upon information available to it. To the best of Ashanti Capital's knowledge, information and belief, the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information. The financial statements of the Ashanti Group are prepared in accordance with UK GAAP; there may be differences between the way in which they are presented and the presentation of financial statements in public filings in other jurisdictions.

The statements contained herein are made as at the date of this document, unless some other time is specified in relation to them, and service of this document shall not give rise to any implication that there has been no change in the facts set forth herein since such date. Nothing contained herein shall be deemed to be a forecast, projection or estimate of Ashanti Capital's or Ashanti Group's future financial performance except where otherwise specifically stated.

No person has been authorised by Ashanti Capital to make any representations concerning the Scheme which are inconsistent with the statements contained herein and any such representations, if made, may not be relied upon as having been so authorised.

Nothing contained herein shall constitute a warranty or guarantee of any kind, express or implied, and nothing contained herein shall constitute any admission of any fact or liability on the part of Ashanti Capital, any Affiliate, or Bank of New York as Trustee, Registrar, or Distribution Agent or in any other capacity, with respect to any asset to which it or they may be entitled or any claim against it or them.

The summary of the principal provisions of the Scheme contained in this document is qualified in its entirety by reference to the Scheme itself, the full text of which is set out at Part IV of this document. Each Noteholder and Note Investor is advised to read and consider carefully the text of the Scheme itself. This is because this document and, in particular, the Chairman of Ashanti's letter and the Explanatory Statement have been prepared solely to assist Noteholders and Note Investors in respect of voting on the Scheme.

Noteholders and Note Investors should not construe the contents of this document as legal, tax or financial advice, and should consult with their own adviser as to the matters described herein.

In accordance with normal practice, none of the Trustee, the Registrar or the Distribution Agent expresses any opinion as to the merits of the Scheme or the alternatives presented in this document. None of the Trustee, the Registrar or the Distribution Agent has been involved in formulating the proposals in the Scheme and they do not promote the Scheme or the offerings contained therein and each recommends that Noteholders and Note Investors seek their own financial and legal advice.

The entitlement of Note Investors to the Scheme Consideration under the Scheme will be calculated on the basis of the amount of the principal amount of the Existing Notes in which such Note Investors are interested as at the Record Date.

B Securities Law Issues

New Securities in Ashanti Capital (Second) Limited and Ashanti are being offered pursuant to the Scheme in exchange for the Existing Notes. The Scheme will be governed by Cayman Islands law.

The Ghana Stock Exchange has granted permission to Ashanti to list all the New Shares. The Ghana Stock Exchange assumes no responsibility for the correctness of any of the statements made or opinions or reports expressed or contained in this document or in the accompanying Listing Particulars. Admission to the First List of the Ghana Stock Exchange is not to be taken as an indication of the merits of Ashanti or of the New Shares.

The New Shares, the New GDSs and the New Notes have been authorised for listing on the NYSE, subject to shareholder approval. It is expected that dealings will commence on the NYSE in the New Shares, the New GDSs and the New Notes at 9.30 a.m. (New York time) on the business day following the Effective Date.

Applications have been made to the UK Listing Authority and to the London Stock Exchange for the New Shares, the New GDSs and the New Notes to be admitted to (i) the Official List and (ii) trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective and that dealings in the New Shares, the New GDSs and the New Notes will commence at the opening of business (London time) on the business day following the Effective Date.

The Trustee takes no responsibility for the effectiveness of the Scheme including, without limitation, the effectiveness of the Scheme under the United States Trust Indenture Act of 1939.

Overseas Noteholders and Note Investors should refer to paragraph 4.2 of Part II of this document, which contains important information relevant to such Noteholders and Note Investors.

Noteholders and Note Investors are urged to read carefully the forward-looking statements disclaimer set out on page 2 of the Listing Particulars and risk factors set out in paragraph 22 of Part XVII of the accompanying Listing Particulars.

SUMMARY

Words and expressions defined in Appendix A shall have the same meaning when used elsewhere in this document (other than in the Scheme set out in Part IV of this document) unless the context otherwise requires. Words and expressions defined in the Scheme shall have the meanings ascribed to them in Part IV of this document unless the context otherwise requires.

In the event of any inconsistency, the definitions set out in the Scheme shall prevail.

This summary provides a broad overview of the Scheme and the Proposed Restructuring. **Your attention is drawn to the Explanatory Statement set out in Part II of this document. Reading this summary is not a substitute for reading the whole of this document and its Appendices in full.**

1 The principal terms of the Proposed Restructuring are:

Partial equitisation of Existing Notes to strengthen Ashanti's balance sheet:

- Exchange of US$54,642,750 of the Existing Notes (representing 25 per cent. of the Existing Notes) for the issue of 14,768,310 New Shares issued in the form of New GDSs at a price per New GDS of US$3.70.

Exchange of remaining Existing Notes into longer-term new exchangeable notes:

- Exchange of US$163,928,250 of the Existing Notes (representing 75 per cent. of the Existing Notes) for US$163,928,000 of New Notes issued by ACSL.
- The New Notes will be exchangeable by the holders into Shares or GDSs at any time at an initial exchange price of US$5.75.
- The New Notes will have a coupon of 7.95 per cent. per annum payable on 30 June and 31 December in each year and will, subject as set out below, mature on 30 June 2008.
- The New Notes will be mandatorily redeemable by ACSL in semi-annual instalments of US$12 million commencing on 31 December 2003 to the extent not already exchanged.
- The balance of any New Notes not exercised or redeemed will be repayable in full on 30 June 2008. ACSL also has the option on each semi-annual redemption date to redeem an additional US$12 million of New Notes. If any of the New Notes are exchanged prior to their maturity date, the amount of any semi-annual repayment and any optional repayment will be reduced on a pro rata basis.

Other Terms

- Following completion of the Proposed Restructuring, Ashanti will pay to the holders of Existing Notes at the Record Date an exchange fee of two per cent. of the face value of the then outstanding Existing Notes. In aggregate this payment will amount to approximately US$4.37 million.
- No fractions of New GDSs or denominations of New Notes of less than US$1,000 will be issued but will be rounded down in each case.
- The terms and conditions of the New Notes are summarised in paragraph 4.6 of Part II of this document and are more particularly described in Part XII of the Listing Particulars.
- A Mix and Match Election will also be available, meaning that Note Investors may elect to receive a greater number of New GDSs and a lesser amount of New Notes or vice versa. However, the maximum aggregate number of New Securities to be issued under the Scheme will not be varied, meaning that no more than 14,768,310 New GDSs and US$163,928,000 principal amount of New Notes will be issued in total. Accordingly, the ability to satisfy Mix and Match Elections made by Note Investors will be dependant upon the extent to which other Note Investors make offsetting elections. To the extent that elections cannot be satisfied in full, they will be scaled down on a pro rata basis.
- A cash payment will also be paid equal to the amount of interest on the Existing Notes in respect of the period from the last interest payment date for the Existing Notes prior to the Effective Date up to the business day immediately prior to the Effective Date.

2 In exchange, all right, title and interest of each Noteholder in the Existing Notes will be transferred to Ashanti. However, Scheme Consideration will only be distributed to a Note Investor once the Registrar has received a written undertaking in the form of a properly endorsed and executed Voting Instruction and Release Form from that Note Investor agreeing not to pursue and to release certain claims for loss arising from his investment in Existing Notes. Further details are given in paragraph 3.3 of Part II of this document and an example of the Voting Instruction and Release Form is set out in Appendix G of Part II to this document.

3 Within two business days after the Effective Date, the total Scheme Consideration will be issued or paid to Ashanti Capital (as escrow agent) to hold (in an account(s) with the Distribution Agent as Ashanti Capital's nominee) in escrow on trust for the Noteholders in accordance with the Escrow Agreement. Ashanti Capital (as escrow agent) will direct the Distribution Agent to distribute the Scheme Consideration only in accordance with its instructions. The Distribution Agent will be acting solely as nominee of Ashanti Capital (as escrow agent) and will have no responsibilities to the Noteholders and the Note Investors in respect of the Scheme Consideration. Details of the Escrow Agreement are contained in paragraphs 6 and 8 of Part IV of this document. To obtain payment of consideration, each Note Investor must properly complete and execute Parts A and D of a Voting Instruction and Release Form and submit it to their Account Holders who must ensure that it is received by the Registrar by 5.00 p.m. (New York time) on the business day immediately prior to the Effective Date. If such a properly endorsed and executed Voting Instruction and Release Form has been received by that time, the Distribution Agent will, as directed by Ashanti Capital (as escrow agent), credit the relevant proportion of the Scheme Consideration directly to the account of the Account Holder specified in the Voting Instruction and Release Form to hold for the relevant Note Investor in accordance with the usual procedures of DTC. Ashanti expects that the first date on which Ashanti Capital (as escrow agent) and the Distribution Agent will be directed to make or procure payment to Note Investors (provided the Registrar has received properly endorsed and executed Voting Instruction and Release Forms on behalf of Note Investors by 5.00 p.m. (New York time) on the business day immediately prior to the Effective Date) will be about two business days after the Effective Date. If no Voting Instruction and Release Form has been received by the Registrar by that time, payment will only be made within 14 business days of receipt of a properly endorsed and executed Voting Instruction and Release Form with Parts A and D completed.

4 The Proposed Restructuring will be implemented by a scheme of arrangement between Ashanti Capital and the Noteholders, being persons who at the Record Date were entered on the Register as the holders of the Existing Notes (which persons will accept directions from the Note Investors as provided in the Voting Instruction and Release Forms).

The Court Meeting (at which Noteholders will consider the Scheme set out in Part IV of this document) has been convened for 17 June 2002.

5 In order for the Proposed Restructuring to be implemented, the resolution approving the Scheme must be passed at the Court Meeting. All the other conditions attached to the Scheme, as set out in Part VI of this document, will need to be satisfied or waived. The Extraordinary General Meeting of Ashanti at which will be proposed an ordinary resolution to implement the Proposed Restructuring will be held on 28 June 2002. Once passed, application will be made to the Grand Court of the Cayman Islands to sanction the Scheme. If sanctioned and delivered for registration to the Registrar of Companies in the Cayman Islands, the Scheme will, amongst other things, bind all Noteholders (regardless of whether or not they voted in favour of the Scheme).

6 Ashanti Capital will seek a permanent restraining order under Section 304 of the US Bankruptcy Code prior to the Scheme becoming effective in order to enforce the terms of the Scheme against all Noteholders resident in the United States. The Scheme will not come into effect unless the order is obtained or unless this condition, with the approval of Ashanti and the Ad Hoc Committee, is waived. The draft wording of the permanent injunction to be sought is set out at Appendix B to Part II of this document.

7 Instructions for completing and returning Voting Instruction and Release Forms are summarised in paragraph 10 entitled "Action to be taken" in Part II of this document and are set out in full in Appendices C, D, E and F of this document. In order to vote at the Court Meeting and to participate in the Mix and Match Election, Note Investors should ensure that properly endorsed and executed Voting Instruction and Release Forms are received by the Registrar by 5.00 p.m. (New York time) on 10 June 2002. Time is of the essence with respect to such deadline. This document is being sent to Noteholders and either sent to or distributed to Note Investors by the Account Holders (and, if

applicable, Intermediary(ies)) having requested the document from the Registrar (as agent for Ashanti Capital) following notice from DTC and received the document from Ashanti pursuant to such request. In addition, the document is also being posted by or on behalf of Ashanti and Ashanti Capital direct to parties who are thought to be, or to act on behalf of, known Note Investors. Thus Note Investors may receive more than one copy of this document and its enclosures. **In the copies received from the Account Holders and Intermediary(ies), information relating to those Account Holders and Intermediaries should already have been inserted in the enclosures and Note Investors are advised to use that version.**

8 Note Investors, comprising members of the Ad Hoc Committee, who in aggregate hold approximately 65.5 per cent. of the interests in Existing Notes, have each entered into written undertakings with Ashanti and Ashanti Capital pursuant to which such Note Investors have agreed, when solicited to vote in favour of the Proposed Restructuring. In addition, certain other Note Investors holding approximately 6.7 per cent. have entered into similar undertakings with Ashanti and Ashanti Capital. Such persons have also agreed only to sell or otherwise dispose of any Existing Notes or any economic interest therein prior to completion of the Proposed Restructuring if they procure that the proposed transferee enters into a similar undertaking with Ashanti and Ashanti Capital. These obligations of such Note Investors will lapse on a date which is the earlier of:

(a) 31 August 2002;

(b) the date on which the board of Ashanti or Ashanti Capital formally announces any decision not to proceed with the Proposed Restructuring because, having considered legal advice, it has determined that it would be a breach of its fiduciary duties to proceed with the Proposed Restructuring;

(c) the date on which the board of Ashanti or Ashanti Capital recommends an alternative proposal made by a third party involving as part of such proposal a restructuring or redemption of the Existing Notes that is on terms which the board of Ashanti or Ashanti Capital, having considered legal advice, publicly recommends as being superior to the Proposed Restructuring for the holders of the interests in Existing Notes;

(d) if Ashanti or Ashanti Capital modifies, amends or replaces any scheme or restructuring document in any respect that makes it inconsistent in any material respect with the written undertakings signed by those Note Investors or with this document and having been notified of such inconsistency by the Note Investor within five business days of receipt of such document, fails within a period of 48 hours of notification of the inconsistency to remedy such inconsistency by a further public announcement or otherwise, on the date on which such cure period expires.

In addition, certain other Note Investors, holding approximately 7.1 per cent. of the Existing Notes have indicated to Ashanti and Ashanti Capital that they intend to vote in favour of the Proposed Restructuring at the Court Meeting.

PART I

LETTER FROM CHAIRMAN OF ASHANTI GOLDFIELDS COMPANY LIMITED

ASHANTI GOLDFIELDS COMPANY LIMITED

Directors:	**Registered Office and Head Office:**
M.E. Beckett* (Chairman)	Gold House
T.E. Anin*	Patrice Lumumba Road
M. Botsio-Phillips (General Counsel)	Roman Ridge
The Rt. Hon. The Baroness Chalker of Wallasey PC*	PO Box 2665
Dr C.A. Crocker*	Accra, Ghana
T.R. Gibian*	
G.E. Haslam*	
S.E. Jonah (Chief Executive Officer)	**Secretary:**
Dr M.P. Martineau*	E. Abankroh
N.J. Morrell*	
E.D. Ofori Atta (Director, Corporate Relations)	
T.S. Schultz (Chief Operating Officer)	
S. Venkatakrishnan (Chief Financial Officer)	
*Non-Executive directors	15 May 2002

Dear Noteholder and Note Investor

PROPOSED RESTRUCTURING OF EXISTING NOTES

Introduction

On 25 January 2002, Ashanti announced that it had agreed the terms of the Proposed Restructuring with an Ad Hoc Committee of holders of the Existing Notes and was working to resolve certain outstanding issues that needed to be addressed to enable the Proposed Restructuring to be implemented. Subsequent announcements have been issued detailing that these outstanding issues have now been resolved. Ashanti is pleased to be able to now circulate formal documentation relating to the Proposed Restructuring. The Proposed Restructuring is conditional on, amongst other things, the approval of the shareholders of Ashanti at the Extraordinary General Meeting to be held on 28 June 2002 to the passing of the Restructuring Resolution.

Full details of the Proposed Restructuring, including the Scheme, which is to be voted on at a meeting of Noteholders to take place on 17 June 2002 at the offices of Norton Rose at Kempson House, Camomile Street, London EC3A 7AN at 10.30 a.m. (New York time) are set out in Part II of this document and the Scheme itself is contained in Part IV of this document. This letter explains the background to and the reasons for the Proposed Restructuring.

Background to and reasons for the Proposed Restructuring

Securityholders will be well aware of the liquidity crisis faced by Ashanti in September 1999 when, following the Bank of England's second gold auction on 21 September 1999 and the subsequent announcement on 26 September 1999 of the Washington Agreement under which 15 European central banks agreed to limit the sale and lending of bullion reserves, the gold price rose US$86 per ounce in eleven trading days. This resulted in the mark-to-market valuation of Ashanti's hedge book turning from a positive US$290 million at the end of June 1999 to US$570 million negative in early October 1999. At the time of the crisis Ashanti only had margin limits available to it in the aggregate of approximately US$290 million. Whilst in the past Ashanti had been able to manage its hedge book within its then levels of margin, these proved inadequate due to the rapidity of the price increase and the structure of its hedge book at that time. As a result of the large negative mark-to-market valuation, Ashanti could have been required to post more than US$280 million in cash as collateral ("margin") for its obligations under the hedging contracts, which amount was not available. The crisis was exacerbated by a working capital shortfall occasioned by a number of other factors.

274

During the liquidity crisis of 1999, Ashanti and each of its Hedge Counterparties entered into margin free trading arrangements, which were amended in October 2000 pursuant to the Existing MFTL, which provide subject to, amongst other things, Ashanti complying with certain covenants that:

(i) until 31 December 2002, Ashanti has margin free trading arrangements;

(ii) from 1 January 2003 until 31 December 2003, a Hedge Counterparty can only call for margin if the mark-to-market exposure of such Hedge Counterparty is equal to or exceeds the lesser of $75 million or 200 per cent. of such Hedge Counterparty's margin threshold; and

(iii) from 1 January 2004 until 31 December 2004, a Hedge Counterparty can only call for margin if the mark-to-market exposure of such Hedge Counterparty is equal to or exceeds the lesser of $60 million or 150 per cent. of such Hedge Counterparty's margin threshold.

In February 2000, the Ashanti Group obtained a US$100 million bridge facility to allow it to complete the development of the Geita Mine. This short term facility was repaid out of the proceeds of the sale of a 50 per cent. interest in the Geita Mine to Anglogold Limited which was completed at the end of December 2000. Following such sale and application of operating cashflows, Ashanti had reduced its aggregate bank borrowings under its Existing RCF to US$55 million by 31 December 2001. In December 2001, Ashanti secured an extension of its working capital facilities within the Existing RCF on a voluntary basis from certain of its Lending Banks for US$25.4 million, all of which is available for drawing up to 30 December 2002 on substantially the same terms as its existing facilities.

In addition to bank borrowings and other indebtedness, the Ashanti Group has outstanding approximately US$219 million in respect of the Existing Notes net of buy-back which are due to be redeemed in March 2003. Under the arrangements with its Existing Bank Group, Ashanti was required to present a refinancing plan by the end of January 2002. The refinancing plan was presented to its Existing Bank Group on 28 January 2002 and has not been objected to by the Existing Bank Group within the period permitted for objections.

In May 2001, the Board agreed to address the issue of the impending maturity of the Existing Notes well in advance of such maturity date and appointed Close Brothers and Houlihan Lokey to advise the Board in connection with strategic alternatives to address this issue.

Since then the executive management team has worked closely with Close Brothers and Houlihan Lokey to consider the various alternatives available to Ashanti and to commence discussions with the Ad Hoc Committee. Those discussions led to the announcement of the Proposed Restructuring on 25 January 2002.

The Board together with its restructuring advisers, Close Brothers and Houlihan Lokey, has reviewed the options available to Ashanti. The Board has also considered the potential for an underwritten issue of new equity to Securityholders. Since Ashanti's announcement on 25 January 2002 detailing the Proposed Restructuring and resulting share price improvement, the Board, together with Close Brothers, continues to believe that the Proposed Restructuring is fair and reasonable so far as Securityholders are concerned. In providing advice to the Board of Ashanti, Close Brothers have taken into account, the commercial assessments of the directors of Ashanti. The Board also considers it to be the alternative which stands the best chance of being acceptable to all stakeholders and being delivered within the timeframe available.

The Board believes that the Proposed Restructuring, once completed, will achieve the following:

- strengthen Ashanti's balance sheet by the conversion of approximately US$54.6 million of debt into equity;
- extend the maturity profile of the debt to align it more closely with Ashanti's cashflow profile;
- unlock value for all stakeholders in Ashanti by putting Ashanti on a stronger financial footing;
- enable the Board to implement its strategy to continue to build on its recent performance and enhance the value of its assets by increasing production and reducing cash costs per ounce from its mining operations; and
- facilitate Ashanti's participation in opportunities available in the present consolidating gold industry.

At the time of the announcement on 25 January 2002, Ashanti had obtained support for the Proposed Restructuring from the Ad Hoc Committee. A pre-condition to Ashanti obtaining such support from the Ad Hoc Committee, was Ashanti obtaining the agreement of all of the Active Counterparties other than Credit Suisse First Boston International ("CSFB") to continuing margin free trading arrangements in respect of its gold hedging activities following the Proposed Restructuring becoming effective. Ashanti announced on 18 March 2002 that it had signed Interim Margin Free Agreements with all the Active Counterparties other than CSFB. Such agreements are conditional upon, amongst other things, the Proposed Restructuring becoming effective. On 18 April 2002, Ashanti announced that CSFB had novated all of its existing hedging trades with the Ashanti Group to Barclays Bank PLC and was consequently no longer an active counterparty of Ashanti. With effect from 18 April 2002, the Interim Margin Free Agreements had been signed by all the Active Counterparties. Once the agreements become unconditional Ashanti will have secured continuing margin free arrangements in respect of its gold hedging activities. Further details concerning Interim Margin Free Agreements are set out below and are more particularly described in paragraph 10 of Part III of this document.

The announcement of the Proposed Restructuring has also enabled Ashanti to agree terms for the US$100 million New RCF which will be used to replace the Existing RCF, upon the Proposed Restructuring becoming effective.

In light of the progress which Ashanti had achieved in relation to the Proposed Restructuring, the Directors formed the judgement in signing of the audited accounts that it was appropriate to continue to use the going concern basis in its accounts. Further details regarding the working capital available to the Ashanti Group are more particularly described below.

Further details, including the conditions to drawdown, are more particularly described below and in paragraph 8 of Part V of this document.

Alternative to the Proposed Restructuring

The Board continues to believe that, in the absence of other deliverable proposals, the alternative to the Proposed Restructuring is stark. The outstanding balance of the Existing RCF falls due for repayment on or before 15 January 2003 and the Existing Notes fall due for repayment on 15 March 2003. Under the Existing MFTL, Ashanti benefits from margin free trading with its Hedge Counterparties only until 31 December 2002 and from increased margin thresholds until 31 December 2004, subject in each case, to compliance with covenants and no event of default being declared. The above matters raise substantial doubt about the Ashanti Group's ability to continue as a going concern.

If the Proposed Restructuring is not approved by Securityholders, or if the conditions to which the Proposed Restructuring is subject are not satisfied or waived, then in the absence of other deliverable proposals, Ashanti will face a serious liquidity crisis.

Ashanti is therefore proposing to implement the Proposed Restructuring, the Interim Margin Free Agreements and the New RCF in order to ensure Ashanti's continued operational existence. There remain a number of conditions which need to be satisfied in order for the Proposed Restructuring to become effective and the Interim Margin Free Agreements and the New RCF to become unconditional. There can be no guarantees that these conditions will be satisfied. Should any of the relevant conditions not be satisfied or if the Proposed Restructuring is withdrawn for any reason, then it is possible that, unless a standstill or other accommodation is reached with its Existing Bank Group, its Hedge Counterparties and in due course the holders of its Existing Notes, Ashanti might not be able to meet its debts as they fall due. If the Proposed Restructuring is not successfully implemented during the current financial year, there will be uncertainty as to whether the Ashanti Group will be able to continue in operational existence for at least the next 12 months.

The current margin free trading arrangements also expire at the end of the current financial year, or earlier if there is a breach of any of the covenants in the Existing MFTL, which covenants largely follow the covenants in the Existing RCF, or if any Hedge Counterparty exercised any default or termination rights which they have in their individually negotiated hedging agreements. The Interim Margin Free Agreements are conditional, amongst other things, on the Proposed Restructuring, or such other restructuring as is approved by an appropriate majority of Hedge Counterparties.

Current Trading and Prospects

The unaudited consolidated results of the Ashanti Group for the first quarter ended 31 March 2002 are set out in Part XVIII of the Listing Particulars. Ashanti's ability to sustain the first quarter's operating performance during the second quarter will be challenged by, amongst other things, instability and possible shortage of power supply in Ghana, low grades mined at Obuasi during the start of the second quarter, continued lower than plan mill throughput at Iduapriem and the onset of rains at Siguiri.

Once completed, the Proposed Restructuring will have a considerable impact on the balance sheet of the Ashanti Group and its future results. Part VII of the Listing Particulars contains an unaudited pro forma balance sheet of the Ashanti Group, prepared on the basis set out in that Part, to show the effects of the Proposed Restructuring as if it had taken place on 31 March 2002. Following the Proposed Restructuring becoming effective the financial results of the Ashanti Group for 2002 will be affected by the matters stated in that Part. In addition, the future financial results of the Ashanti Group will be affected by amongst other things the reduction in debt as a result of the equitisation of part of the Existing Notes, the increase in the number of Shares in issue, the changes in rate of the interest on the New Notes and the New RCF, compared with the Existing Notes and the Existing RCF, restructuring and refinancing costs and any accounting charge that may be required to be amortised over the first four years of the New Notes following an appraisal of the fair value of the securities received by the Noteholders under the Proposed Restructuring.

The Proposed Restructuring

An Explanatory Statement setting out the full details of the Proposed Restructuring, which it is intended will be effected by way of the Scheme, is set out in Part II of this document. However, the Proposed Restructuring can be summarised as follows:

- On the date that the Scheme becomes effective, all of the right, title and interest in and to the Existing Notes will be automatically transferred to Ashanti or as it may direct.

- In consideration for the transfer of the Existing Notes and the release of Released Claims by the Note Investors, Ashanti will allot New Shares and arrange for the issue of New GDSs and pay cash and ACSL will issue New Notes on the following basis:

For every US$1,000 principal of Existing Notes	67.567 New GDSs having a value at the issue price of US$3.70 of US$250;
	US$750 principal of New Notes; and
	US$20 in cash plus a cash payment equal to the interest on the Existing Notes from the last interest payment date prior to the Effective Date up to the business day immediately prior to the Effective Date,

  and so in proportion, where appropriate, for any greater amount of Existing Notes held on the Record Date.

  No fractions of New GDSs or denominations of New Notes of less than US$1,000 will be issued or transferred to Note Investors but will be rounded down in each case.

- Note Investors will, in order to receive the Scheme Consideration, be required to complete and execute a Voting Instruction and Release Form releasing all Released Claims which they may have at the Record Date against Ashanti Capital, Ashanti, any of their Affiliates and any Note Investors and deliver it to the Registrar. A Released Claim is a claim against Ashanti Capital, Ashanti, their Affiliates or a Note Investor to recover loss or damage which a Note Investor or any other person may have suffered or incurred as a result of investing in the Existing Notes together with all rights to repayment of the principal amount and interest in respect of the Existing Notes concerned.

- A Mix and Match Election is also being made available, meaning that Note Investors may elect to receive a greater number of New GDSs and a lesser amount of New Notes, or vice versa. Note Investors are entitled to specify in the Voting Instruction and Release Form how they wish to make that election in respect of the principal amount of interests in Existing Notes held by them at the Record Date. However, the maximum number of New Securities to be issued under the Scheme will not be varied, meaning that no more than 14,768,310 New GDSs and US$163,928,000 principal amount of New Notes will be issued in total. Accordingly, the ability to satisfy Mix and Match Elections made by Note Investors will be dependant on the extent to which other Note Investors make offsetting elections. To the extent that elections cannot be satisfied in full, they will be scaled down on a pro-rata basis.

Board and Management

It is not currently proposed to make any changes to the Board or management immediately following the Proposed Restructuring becoming effective.

The Scheme

The Scheme is described in detail in paragraph 3 of Part II of this document.

Before the Scheme can become effective and binding on Ashanti Capital and the Noteholders, a resolution to approve it must be passed by the statutory majority required by Section 86 of the Companies Law. This statutory majority is a majority in number representing seventy five per cent. in value of the Existing Notes of those Noteholders who, being so entitled, are present in person (or, if a corporation, by a duly authorised representative) or by proxy and vote at the Court Meeting. **The Court Meeting has been ordered to be summoned by the Grand Court to take place at 10.30 a.m. (New York time) on 17 June 2002.** A formal notice of the Court Meeting is enclosed with this document.

The Scheme will become effective once both a copy of the Court order sanctioning the Scheme and the Scheme are delivered to the Registrar of Companies in the Cayman Islands. Before this, the permanent restraining order pursuant to Section 304 of the US Bankruptcy Code described in paragraph 3.8 of Part II of this document and Appendix B to Part II of this document must, unless this condition is waived, have been obtained and the other conditions set out in Part VI of this document must have been satisfied or waived.

Action to be taken

Noteholders and Note Investors should read the Scheme itself carefully (the full text is set out in Part IV of this document), the Explanatory Statement in Part II of this document and the accompanying Listing Particulars.

As a Note Investor, you (or your duly authorised agent) should complete and properly execute the enclosed Voting Instruction and Release Form and return it to your Account Holder (or Noteholder if your Existing Notes are not held through DTC) as soon as possible (in accordance with the instructions and notes printed on it and as more fully set out in paragraph 10 and Appendices C, D, E and F of Part II of this document) *whether or not you intend to be present at the Court Meeting*. The Voting Instruction and Release Form should be sent to your Account Holder (or Noteholder if your Existing Notes are not held through DTC) in sufficient time so that it may be received by the Registrar no later than 5.00 p.m. (New York time) on 10 June 2002. **Voting Instruction and Release Forms which are received after this time will not be valid for the purposes of voting at the Court Meeting or for the Mix and Match Election. However, a Noteholder may still vote at the Court Meeting but must attend and vote in person in order to do so. Time is of the essence with respect to the foregoing deadline.**

Conclusion

Note Investors representing approximately 72.2 per cent. (by principal amount) of the interests in outstanding Existing Notes have entered into written undertakings to vote in favour of the Scheme. In addition, certain other Note Investors, representing approximately 7.1 per cent. of the Existing Notes have indicated that they intend to vote in favour of the Scheme.

Until the Proposed Restructuring is effected the Board will continue to review any other bona fide proposals which it considers to be in the interests of Ashanti. In considering any alternative proposals the Board will take into account the requirement to repay in full when due the Existing RCF and Existing Notes and the deliverability of any such proposal. If the Board, after taking legal advice, recommends an alternative third party proposal which it believes is superior to the Proposed Restructuring, or determines not to proceed with the Proposed Restructuring because it is no longer in the interests of Ashanti then the obligations in the form of written undertakings from the Ad Hoc Committee and others to vote in favour of the Proposed Restructuring would lapse.

Yours sincerely,

Michael Ernest Beckett
Chairman

PART II

EXPLANATORY STATEMENT

in relation to a

SCHEME OF ARRANGEMENT

between

ASHANTI CAPITAL LIMITED

and its

NOTEHOLDERS

(as defined in the Scheme)

EXPLANATORY STATEMENT

ASHANTI CAPITAL LIMITED

Directors:
M. Gisborne *(Chairman)*
W. Hamilton-Turner
S. Venkatakrishnan
M. Arnesen

Registered Office:
c/o Maples and Calder
Ugland House
PO Box 309 GT
South Church Street
George Town
Grand Cayman, Cayman Islands

15 May 2002

1 **Introduction**

On 25 January 2002, Ashanti announced that it had agreed the terms of the Proposed Restructuring with the Ad Hoc Committee. Your attention is drawn to the letter from Mr Michael Beckett, Chairman of Ashanti at Part I of this document summarising the background to and the reasons for the Proposed Restructuring. Your attention is also drawn to the accompanying Listing Particulars containing financial and other information on the Ashanti Group.

You are being sent this document, including the Scheme and its enclosures, because the Directors believe that you are either (i) a Noteholder, being a person entered in the Register at the Record Date (5.00 p.m. (New York time) on 16 May 2002) as a holder of Existing Notes or (ii) a Note Investor since you hold a beneficial or other proprietary interest in Existing Notes as principal on the Record Date. The Directors strongly recommend that you consider the Proposed Restructuring carefully.

The principal terms and effects of the Scheme are summarised in this Explanatory Statement. The Scheme itself, to which you are referred, is contained in Part IV of this document and you are recommended to read the Scheme in its entirety.

2 **The Restructuring Proposal**

2.1 Overview

Ashanti Capital is proposing a restructuring of its financial obligations under the Existing Notes and the Existing Indenture. It is intended that the restructuring should be implemented by way of the Scheme. The full text of the Scheme is set out in Part IV of this document. Subject to the terms of the Scheme, each Note Investor will receive an allotment and issue of New Securities and a cash payment provided that such Note Investor has submitted a properly endorsed and executed Voting Instruction and Release Form to the Registrar releasing all Released Claims. Note Investors will receive their entitlement to Scheme Consideration through the clearing systems operated by DTC, Euroclear and Clearstream (as appropriate) in the usual way. Persons who have acquired beneficial interests in Existing Notes after the Record Date should contact the Note Investor from whom the interest was acquired in order to ensure that they receive the relevant proportion of Scheme Consideration to which they are entitled.

2.2 Principal Terms of the Proposed Restructuring

Partial equitisation of Existing Notes to strengthen Ashanti's balance sheet:

- Ashanti will exchange US$54,642,750 of the Existing Notes (representing 25 per cent. of the Existing Notes) for the issue of 14,768,310 New Shares issued in the form of New GDSs at US$3.70 per New GDS.

Exchange of remaining Existing Notes into a longer term new exchangeable note issue:

- Noteholders will exchange US$163,928,250 of the Existing Notes (representing 75 per cent. of the Existing Notes) for US$163,928,000 of New Notes issued by ACSL.
- A Mix and Match Election will also be available. However, the maximum number of New Securities to be issued under the Scheme will not be varied. Accordingly, the ability to satisfy Mix and Match Elections made by Note Investors will be dependant upon the

280

extent to which other Note Investors make offsetting elections. To the extent that elections cannot be satisfied in full, they will be scaled down on a pro rata basis.

- The rights attaching to the New Notes are summarised in Part XII of the Listing Particulars.

Other terms:

- Following completion of the Proposed Restructuring, Ashanti will pay to the holders of the Existing Notes at the Record Date an exchange fee of two per cent. of the face value of the then outstanding Existing Notes. In aggregate, this payment will amount to approximately US$4.37 million.
- A cash payment will also be paid equal to the amount of interest on the Existing Notes in respect of the period from the last interest payment date on the Existing Notes prior to the Effective Date up to the business day immediately prior to the Effective Date.

2.3 Support for the Proposed Restructuring

Note Investors, comprising members of the Ad Hoc Committee, who in aggregate hold approximately 65.5 per cent. of the interests in Existing Notes, have each entered into written undertakings with Ashanti and Ashanti Capital pursuant to which such Note Investors have agreed, when solicited to vote in favour of the Proposed Restructuring. In addition, certain other Note Investors holding approximately 6.7 per cent. have entered into similar undertakings with Ashanti and Ashanti Capital. Such persons have also agreed only to sell or otherwise dispose of any Existing Notes or any economic interest therein prior to completion of the Proposed Restructuring if they procure that the proposed transferee enters into a similar undertaking with Ashanti and Ashanti Capital. These obligations of such Note Investors will lapse on a date which is the earlier of:

(a) 31 August 2002;

(b) the date on which the board of Ashanti or Ashanti Capital formally announces any decision not to proceed with the Proposed Restructuring because, having considered legal advice, it has determined that it would be a breach of its fiduciary duties to proceed with the Proposed Restructuring;

(c) the date on which the board of Ashanti or Ashanti Capital recommends an alternative proposal made by a third party involving as part of such proposal a restructuring or redemption of the Existing Notes that is on terms which the board of Ashanti or Ashanti Capital, having considered legal advice, publicly recommends as being superior to the Proposed Restructuring for the holders of the Existing Notes;

(d) if Ashanti or Ashanti Capital modifies, amends or replaces any scheme or restructuring document in any respect that makes it inconsistent in any material respect with the written undertakings signed by those Note Investors or with this document and having been notified of such inconsistency by the Note Investor within five business days of receipt of such document, fails within a period of 48 hours of notification of the inconsistency to remedy such inconsistency by a further public announcement or otherwise, on the date on which such cure period expires.

In addition certain other Note Investors, holding approximately 7.1 per cent. of the Existing Notes, have indicated to Ashanti and Ashanti Capital that they intend to vote in favour of the Proposed Restructuring at the Court Meeting.

3 The Scheme

3.1 Meeting of Noteholders

Before the Scheme can become effective and binding on Ashanti Capital and the Noteholders, a resolution to approve it must be passed by the statutory majority required by Section 86 of the Companies Law. This statutory majority is a majority in number representing seventy five per cent. in value of the principal amount of the outstanding Existing Notes held by those Noteholders who, being so entitled, are present in person (or, if a corporation, by a duly authorised representative) or by proxy and vote at the meeting of Noteholders convened by the Grand Court (the "**Court Meeting**"). **The Court Meeting has been ordered to be summoned by**

the Grand Court to take place at 10.30 a.m. (New York time) on 17 June 2002 at the offices of Norton Rose at Kempson House, Camomile Street, London EC3A 7AN. A formal notice of the Court Meeting is set out at Part V of this document.

3.2 Sanction by the Grand Court

For the Scheme to become effective and binding, the Grand Court must sanction the Scheme after it has been approved by the requisite statutory majority of Noteholders and the conditions set out in Part VI of this document must have been satisfied or waived. The Grand Court hearing for sanction of the Scheme is expected to take place on 2 July 2002.

The New Securities to be issued pursuant to the Scheme have not been and will not be registered under the Securities Act, in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof, and the New Securities have not been and will not be registered under the securities laws of any state of the US. For the purpose of qualifying for this exemption, Ashanti will advise the Grand Court prior to the hearing that Ashanti will rely on the Section 3(a)(10) exemption and will not register the New Securities under the Securities Act based on the Grand Court's sanctioning of the Scheme following a hearing on its fairness, at which all the Noteholders are entitled and the Note Investors are permitted to attend in person or through representatives to oppose the sanctioning of the Scheme and with respect to which notification has been given to all the Noteholders and Note Investors.

3.3 Compromise and release of Released Claims

On the Effective Date all right, title and interest in the Existing Notes will be transferred to Ashanti or as it shall direct in exchange for the Scheme Consideration. The Scheme Consideration will initially be issued and paid to Ashanti Capital (as escrow agent) to hold (in an account(s) with the Distribution Agent as Ashanti Capital's nominee) in escrow on trust for the Noteholders in accordance with the terms of the Escrow Agreement, details of which are contained in paragraphs 6 and 8 of Part IV of this document. Ashanti Capital (as escrow agent) will direct the Distribution Agent to distribute the Scheme Consideration only in accordance with its instructions. Notwithstanding the Scheme becoming fully effective in accordance with its terms and the transfer of the Existing Notes to Ashanti, the Distribution Agent will only distribute (or procure the distribution of) the Scheme Consideration to each Account Holder (as directed by Ashanti Capital (as escrow agent)) to hold on behalf of a Note Investor if the Registrar has received from such Note Investor a properly endorsed and executed Voting Instruction and Release Form with Parts A and D completely validly releasing all Released Claims. The Distribution Agent will be acting solely as an agent of Ashanti Capital (as escrow agent) and will have no responsibilities to the Noteholders and the Note Investors in respect of the Scheme Consideration, and will distribute Scheme Consideration only as, when and if directed by Ashanti Capital (as escrow agent).

Where Voting Instruction and Release Forms have been received by the Registrar by 5.00 p.m. (New York time) on the business day immediately prior to the Effective Date, distributions of Scheme Consideration will be made within two business days of the Effective Date. Where Voting Instruction and Release Forms are received by the Registrar after that date, settlement will be made within 14 business days of receipt of such forms.

All other general unsecured creditors of Ashanti Capital, other than the holders of Existing Notes, will remain unaffected by the proposed restructuring and their claims are expected to be paid in full as such claims become due and payable in the normal course of trading.

3.4 Counting of Votes

Voting instructions given by the Note Investors will be admitted at the Court Meeting at a value equal to the principal value of the Existing Notes in which each Note Investor held an interest at the Record Date.

3.5 Entitlement to Scheme Consideration

In return for the Noteholders transferring all right, title and interest in the Existing Notes and for the Note Investors releasing Released Claims, Ashanti will allot and issue New Shares and arrange for the issue of New GDSs and pay cash and ACSL will issue New Notes on the following basis:

For every US$1,000 par value of Existing Notes	67.567 New GDSs having a value at the issue price of US$3.70 of US$250;
	US$750 principal of New Notes; and
	US$20 in cash plus a cash payment equal to the interest in respect of the Existing Notes from the last interest payment date prior to the Effective Date up to the business day immediately prior to the Effective Date

and so in proportion, where appropriate, for any greater or lesser number of interests in Existing Notes held.

Within two business days after the Effective Date, the Scheme Consideration in respect of all the Existing Notes will be issued or paid to Ashanti Capital (as escrow agent) in accordance with the terms of the Escrow Agreement. However, Scheme Consideration will only be distributed by the Distribution Agent if it is directed to do so by Ashanti Capital (as escrow agent) in accordance with paragraph 3.7 below.

The New Securities will be issued credited as fully paid. No fractions of New GDSs or denominations of New Notes of less than US$1,000 will be distributed or transferred to Note Investors but will be rounded down in each case.

3.6 Mix and Match Election

Note Investors may elect under the terms of the Scheme, subject to availability, to vary the proportions in which they receive New GDSs and New Notes in respect of their Existing Notes (that is, Note Investors may elect to receive a greater proportion of New GDSs or New Notes in respect of their Existing Notes than they would receive under the basic terms of the Scheme). Note Investors will be entitled to specify in Part C of the Voting Instruction and Release Form how they wish to make that election in respect of the principal amount of Existing Notes held by them at the Record Date. However, the aggregate number of New GDSs and New Notes to be issued under the Scheme will not be varied as a result of Mix and Match Elections. Accordingly, the satisfaction of Mix and Match Elections will be dependent upon the extent to which other Note Investors make offsetting elections in the Voting Instruction and Release Forms. To the extent that elections cannot be satisfied in full, they will be scaled down on a pro-rata basis. To the extent that elections can be satisfied, Note Investors will receive the securities element of their Scheme Consideration in New GDSs instead of New Notes and vice versa on the basis set out in the Scheme. Any entitlement to fractions of New GDSs or denominations of New Notes of less than US$1,000 shall be disregarded for this purpose and dealt with as set out in paragraph 3.5 above.

As a result of the above, Note Investors who make Mix and Match Elections will not necessarily know the exact number of New GDSs or New Notes they will receive until settlement of the Scheme Consideration.

All elections under the Mix and Match Election must be made by completing the Voting Instruction and Release Form in accordance with the instructions therein and sending it to the relevant Account Holder (or Noteholder if not held through DTC) so that it arrives with the Registrar, duly endorsed by the relevant Account Holder (if the Existing Notes are held through DTC) or the Noteholder (if they are not held through DTC), no later than 5.00 p.m. (New York time) on 10 June 2002. **Only elections made in Voting Instruction and Release Forms validly submitted in all respects and received by the Registrar by this date will be accepted. Time is of the essence with respect to the foregoing deadline.**

Any person who has transferred any interest in Existing Notes after the Record Date should read paragraph 3.9 below.

The Mix and Match Election will not affect the entitlements of those Note Investors who do not make Mix and Match Elections, each of whom will receive New GDSs and New Notes in accordance with the basic terms of the Scheme.

3.7 Settlement

3.7.1 Within two business days of the Effective Date, Ashanti and ACSL shall issue or pay, as the case may be, all the Scheme Consideration in respect of the Existing Notes to Ashanti Capital (as escrow agent) to hold (in an account(s) with the Distribution Agent) as Ashanti Capital's nominee) in escrow on trust for the Noteholders in accordance with the terms of the Escrow Agreement. Ashanti Capital (as escrow agent) will direct the Distribution Agent to distribute the Scheme Consideration in accordance with its instructions. The Distribution Agent shall be acting solely as nominee of Ashanti Capital (as escrow agent) and shall have no responsibilities to the Noteholders or the Note Investors in respect of the Scheme Consideration.

3.7.2 The New Shares will be issued to Note Investors in the form of New GDSs. One or more certificates representing the total of the New Shares to be issued will be registered in the name of the Depositary or its nominee and deposited with Bank of New York as custodian. The New GDSs will initially be credited to Ashanti Capital (as escrow agent) to be held in an account with the Distribution Agent as Ashanti Capital's nominee.

3.7.3 The New Notes will be issued in global form with one or more Global Notes being issued to Cede & Co as nominee of DTC. The beneficial interests in the Global Notes initially will be credited to Ashanti Capital (as escrow agent) to be held in an account with the Distribution Agent as Ashanti Capital's nominee.

3.7.4 A single payment of cash representing the entire amount of the exchange fee together with the payment in respect of accrued interest on the Existing Notes in respect of the period from the last interest payment date prior to the Effective Date up to the business day immediately prior to the Effective Date to which Noteholders and Note Investors may be entitled initially will be credited to Ashanti Capital (as escrow agent) to be held in an account with the Distribution Agent as Ashanti Capital's nominee.

3.7.5 Distribution of the Scheme Consideration by the Distribution Agent shall be effected as follows:

(a) subject to paragraph 4.2, if a properly endorsed and executed Voting Instruction and Release Form with Parts A and D completed has been received by the Registrar by 5.00 p.m. (New York time) on the business day immediately prior to the Effective Date then, within two business days of the Effective Date, Ashanti Capital (as escrow agent) will direct the Distribution Agent to credit the relevant proportion of Scheme Consideration direct to the Account Holder specified in the Voting Instruction and Release Form to hold for the relevant Note Investor having taken into account any relevant Mix and Match Election;

(b) subject to paragraph 4.2, if a properly endorsed and executed Voting Instruction and Release Form with Parts A and D completed is received by the Registrar after 5.00 p.m. (New York time) on the business day immediately prior to the Effective Date, then, within 14 business days, Ashanti Capital (as escrow agent) will direct the Distribution Agent to credit the relevant proportion of the Scheme Consideration direct to the Account Holder specified in the Voting Instruction and Release Form to hold for the relevant Note Investor.

3.7.6 Fractional entitlements of Note Investors will be dealt with in accordance with paragraph 3.5.

3.7.7 The Scheme Consideration will be settled with each Note Investor in accordance with the usual procedures of the clearing systems operated by DTC, Euroclear and Clearstream (as appropriate). Neither Ashanti nor its Affiliates shall have any responsibility to the Noteholders or Note Investors other than making payments to the relevant Account Holder.

3.7.8 If any Scheme Consideration remains in escrow by the Termination Date then (i) any New Securities remaining in escrow at the close of business (New York time) on that date will be either cancelled or repurchased by Ashanti (or as it may direct) for US$1.00 and (ii) any cash will be repaid to Ashanti.

3.8 US Bankruptcy Code Proceedings

Ashanti Capital will seek a permanent restraining order under Section 304 of the US Bankruptcy Code prior to the Scheme becoming effective in order to enforce the terms of the Scheme against all Noteholders resident in the United States. Unless this condition is waived with the consent of the Ad Hoc Committee, Ashanti Capital will not make the Scheme effective (and thus complete the Proposed Restructuring) by filing a copy of the Order of the Court sanctioning the Scheme until the order is made to give effect to the Proposed Restructuring as a matter of United States law. The draft wording of the permanent injunction to be sought is set out at Appendix B to this Part II.

3.9 Transfers of interests in Existing Notes after the Record Date

No assignment or transfer of a beneficial interest in an Existing Note after the Record Date shall be recognised for the purposes of determining entitlements to attend and vote at the Court Meeting and to receive consideration under the Scheme.

A transferee of a registered or beneficial interest in Existing Notes after the Record Date should make arrangements with the transferor to ensure that the transferor votes in accordance with the wishes of the transferee and if required, agrees to be bound by any election pursuant to the Mix and Match Election.

Any transferor should provide a copy of this document to any transferee before the interests in the relevant Existing Notes are sold to the transferee.

3.10 Conditions precedent and Effective Date

The Scheme's effectiveness is conditional upon the fulfilment of the conditions set out in Part VI of this document.

Most importantly, the Scheme must become effective under Cayman Islands law. The Scheme will not become effective in accordance with Cayman Islands law until Ashanti Capital has delivered a copy of the Order of the Grand Court of the Cayman Islands sanctioning the Scheme to the Registrar of Companies in the Cayman Islands for registration following its approval by the requisite majority of Noteholders at the Court Meeting of Noteholders and sanction of the Scheme by the Grand Court. The Grand Court will approve the Scheme after, amongst other things, consideration of the fairness of the Scheme (as contemplated by Section 3(a)(10) of the Securities Act).

Ashanti Capital also expects to obtain a permanent restraining order of the United States Bankruptcy Court under Section 304 of Title 11 of the United States Code, being a permanent injunction giving effect to the Scheme as a matter of United States law. It is expected that this order will be obtained shortly after the sanction of the Scheme by the Grand Court of the Cayman Islands.

The Scheme will not be delivered to the Registrar in the Cayman Islands and will accordingly not become effective unless all the conditions set out in Part VI of this document have been satisfied or waived and, in particular, that the injunction order has been granted or that condition waived.

All of the foregoing must take place before 31 December 2002 in order for the Scheme to become effective. **Noteholders and Note Investors should read the Scheme carefully (the full text is set out in Part IV of this document).**

4 The New Securities

4.1 Listing

4.1.1 Applications have been made to the UK Listing Authority for the New Shares, the New GDSs and the New Notes to be admitted to the Official List and to the LSE for the New Shares, the New GDSs and the New Notes to be admitted to trading on the LSE's market for listed securities. It is expected that Admission will become effective and that dealings in the New Shares, the New GDSs and the New Notes will commence at the opening of business (London time) on the business day following the Effective Date. Securityholders will be notified by announcement to the LSE through one of the regulatory information services.

4.1.2 The New Shares, the New GDSs and the New Notes have been authorised for listing on the NYSE, subject to shareholder approval. It is expected that dealings will commence on the NYSE in the New Shares, New GDSs and the New Notes at 9.30 a.m. (New York Time) on the business day following the Effective Date.

4.1.3 The Ghana Stock Exchange has granted permission to Ashanti to list all the New Shares.

4.1.4 On the Effective Date, the Existing Notes will cease to be listed.

4.1.5 The listing of the New Notes on the LSE will be expressed in US dollars as a percentage of their principal amount (inclusive of accrued interest). It is current market practice that any transactions in the New Notes will normally be effected for settlement in sterling and for delivery on the fifth business day of the transaction. Listing of the New Notes will not be sought on any stock exchange other than the LSE and NYSE.

4.1.6 None of the Trustee, the Distribution Agent or the Registrar is responsible for the creation or validity of the New Shares or the New GDSs or the issuance or enforceability of the New Notes.

4.2 Overseas Noteholders

4.2.1 General

As regards persons resident in, or citizens of, jurisdictions outside the United Kingdom or Ghana ("overseas noteholders"), the implementation of the Scheme may be affected by the laws of the relevant jurisdictions. Such overseas noteholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of overseas noteholders to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdictions.

In any case where Ashanti, Ashanti Capital, ACSL or the Distribution Agent is advised that the allotment and issue of New Securities and/or transfer of any New Securities to any Noteholder or Note Investor with a registered address outside the United Kingdom or Ghana or who is a citizen, resident or national of a jurisdiction outside the United Kingdom or Ghana would or may infringe the laws of any jurisdiction outside the United Kingdom or Ghana or necessitate compliance with any special requirement, the Scheme provides that Ashanti or ACSL may determine that such New Securities may be issued or transferred to a nominee and then sold, with the net proceeds of sale being remitted to the overseas noteholder.

This document shall not constitute an offer to sell or the solicitation of an offer to buy New Securities nor shall there be any sale or distribution of the New Securities to be issued pursuant to the Scheme in any jurisdiction in which such offer or sale is not permitted.

This document has been prepared for the purposes of complying with Cayman Islands law and the rules of the London Stock Exchange and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of any jurisdiction outside the Cayman Islands.

4.2.2 US securities laws

The New Securities to be issued pursuant to the Scheme have not been and will not be registered under the Securities Act, in reliance upon the exemption from the registration requirement of the Securities Act provided by Section 3(a)(10) thereof, and the New Securities have not been and will not be registered under the securities laws of any state of the United States. Neither the United States Securities and Exchange Commission nor any state securities commission has reviewed, approved or disapproved of the Scheme or the New Securities or passed upon the adequacy or completeness of this document. Any representation to the contrary is a criminal offence in the United States. The New Securities may not be transferred absent registration or absent an exemption from registration under, or in a transaction not subject to, the Securities Act and the securities laws of the applicable states of the United States. The Securities Act would not generally restrict the sale of New Securities on the London Stock Exchange provided that the sale had not been pre-arranged with a buyer in the United States. Noteholders or Note Investors who believe they may be affiliates for the purposes of the Securities Act should consult their own legal advisers prior to any sale of New Securities received upon implementation of the Scheme.

The Trustee takes no responsibility for the effectiveness of the Scheme including, without limitation, the effectiveness of the Scheme under the United States Trust Indenture Act of 1939.

4.3 Aggregate equity holdings

The table below shows the aggregate holdings of the Note Investors following the implementation of the Proposed Restructuring and where stated following the exercise of exchange rights in relation to the New Notes:

	Assuming no exercise of existing options or warrants[1]	Assuming full exercise of existing options or warrants[1]
Assuming no exchange of New Notes	11.5%	9.8%
Assuming exchange of the then remaining New Notes at the final maturity date[2]	17.7%	15.2%
Assuming full exchange of the New Notes[3]	27.6%	24.1%

NOTES:

(1) Calculations based upon issued share capital immediately following the Proposed Restructuring including the issue of 800,000 New Shares to Close Brothers. The calculations take account of approximately 19.835 million of outstanding warrants and 2.832 million of outstanding options in issue.

(2) The New Notes will be amortised in US$12 million semi-annual repayments commencing on 31 December 2003. At the final maturity date and assuming no other early redemptions in accordance with the terms of the New Indenture, the balance outstanding at the final maturity date will be US$55.928 million.

(3) Assumes exchange of all New Notes issued prior to any amortisation.

4.4 Rights attaching to New Shares/New GDSs

The New Shares will be ordinary shares of no par value in the share capital of Ashanti and will have the same voting rights as Existing Shares. In the event of any liquidation or winding up of Ashanti, the New Shares shall rank equally with the Existing Shares and there shall be no liquidation preference.

The Regulations of Ashanti are available for inspection at the offices of Norton Rose, Kempson House, Camomile Street, London EC3A 7AN. A summary of the Regulations appears at paragraph 6 of Part XVII of the Listing Particulars. A summary of the Deposit Agreement relating to the GDSs appears at Part XIV of the Listing Particulars.

4.5 Dividend Policy

The Ashanti Group is continuing to strengthen its financial position. The New Indenture contains a restriction on Ashanti paying dividends without adjusting the Exchange Price of the New Notes prior to 31 December 2003. After that date, so long as Ashanti has distributable reserves, Ashanti will be able to pay dividends without making any adjustment to the Exchange Price of the New Notes provided that the distribution does not amount to a Capital Distribution as described in paragraph 9 of Part XII of the Listing Particulars. Ashanti currently has a substantial deficit on its distributable reserves and this will need to be eliminated before Ashanti is able to pay dividends.

4.6 Rights attaching to the New Notes

The New Notes will be issued by ACSL and will be guaranteed by Ashanti. The New Notes will rank equally with all of ACSL's other unsecured and unsubordinated indebtedness for borrowed money from time to time outstanding. The Ashanti guarantee will rank equally with all of Ashanti's other unsecured and unsubordinated indebtedness for borrowed money and guarantee obligations from time to time outstanding.

The New Notes will be issued on the terms of, and subject to, the New Indenture. The New Notes will be exchangeable by the holders into New Shares/New GDSs at any time at an initial exchange price of US$5.75. They will have a coupon of 7.95 per cent. per annum payable on 30 June and 31 December in each year and will, subject as set out below, mature on 30 June 2008. The New Notes will be mandatorily redeemable by ACSL in semi-annual instalments of US$12 million commencing on 31 December 2003 to the extent not already exchanged. The balance of any New Notes not exercised or redeemed will be repayable in full on 30 June 2008. ACSL also has the option on each semi-annual redemption date to redeem an additional US$12 million of New Notes.

The rights attaching to the New Notes are summarised in Part XII of the Listing Particulars.

A summary of the principal differences between the New Indenture relating to the New Notes and the Existing Indenture relating to the Existing Notes is set out in Part XIII of the Listing Particulars.

5 General matters relating to the Restructuring

5.1 Hedging and banking arrangements

Existing MFTL

Under the Existing MFTL, Ashanti benefits from margin free trading with its Hedge Counterparties until 31 December 2002 and from increased margin thresholds until 31 December 2004, subject to compliance with covenants and no event of default being declared. However, in order to implement the Proposed Restructuring, Ashanti needed to enter into appropriate continuing margin free arrangements in respect of its hedging activities for the period after 31 December 2002.

Interim Margin Free Agreements

Following considerable discussions with its Hedge Counterparties, Ashanti proposed a two stage process. The first stage was to enter into the Interim Margin Free Agreements which are bilateral margin free arrangements pursuant to which the entitlements of the Hedge Counterparties to call for margin under their hedging arrangements with Ashanti would be suspended (subject to compliance by Ashanti with covenants and no events of default being declared) unless and until any Hedge Counterparty actually calls for margin or collateral, or Ashanti provides any form of margin or collateral, in respect of its hedging arrangements. The second stage was that once the Interim Margin Free Agreements have become effective and have been signed by all the Active Counterparties, the Interim Margin Free Agreements will terminate and the Existing MFTL will be amended and restated to provide for margin free trading on an ongoing basis, subject only to certain limited rights to terminate hedging agreements with the Ashanti Group.

Interim Margin Free Agreements have now been signed by all of the Active Counterparties. However one of the Interim Margin Free Agreements (signed by an Active Counterparty, which has agreed to novate half of its hedge book to Standard Bank London Limited conditionally only upon the Interim Margin Free Agreement becoming effective prior to 15 March 2003), is being held by Ashanti's lawyers subject to an Distribution Agreement. This Interim Margin Free Agreement will be released from escrow to Ashanti on Ashanti certifying, prior to 15 March 2003, that it believes (acting in good faith) that should the relevant Interim Margin Free Agreement be released from escrow, all the conditions to the Interim Margin Free Agreements will become effective unless, prior to that date, Ashanti has been notified that there has been an event of default resulting in an early termination event under the ISDA (International Swap and Derivatives Association, Inc.) Master Agreement between such counterparty and Standard Bank London Limited.

Conditions to Interim Margin Free Agreements

All of the Interim Margin Free Agreements are now conditional upon satisfaction of the following conditions prior to 15 March 2003:

- the Proposed Restructuring (or such other restructuring as is approved by an appropriate majority of Hedge Counterparties) being completed;
- release from escrow to Ashanti of the Interim Margin Free Agreement currently held in escrow; and
- Ashanti having available to it loan facilities in an amount of not less than US$25 million available for drawing for working capital purposes for a period of not less than 15 months from the date of posting of the documentation to shareholders in relation to the Proposed Restructuring. This condition will be satisfied once the conditions precedent to the New RCF have been fulfilled.

New MFTL

Once all of the conditions of the Interim Margin Free Agreements have been satisfied, Ashanti will be able to require each of the Active Counterparties to enter into the New MFTL, which will amend and restate the Existing MFTL and will provide for margin free trading on an ongoing basis, subject only to certain limited rights to terminate hedging agreements with the Ashanti Group. At that time both the Existing MFTL and the Interim Margin Free Agreements will terminate. Ashanti and the Active Counterparties will agree in the New MFTL that, amongst other things, any existing rights to call for margin will be cancelled and that, no new hedging agreements will benefit from rights to call for margin. If these provisions and certain other provisions are breached, or if Ashanti is no longer in compliance with the hedge policy which is currently in place or if the hedge policy is amended other than with the approval of an appropriate majority of the Hedge Counterparties, then the Hedge Counterparties will have a right to terminate their hedging agreements with the Ashanti Group.

Further details of the Existing MFTL, the Interim Margin Free Agreements and the New MFTL are more particularly described in Part III of this document.

Hedging Policy

The new hedging policy (the "Hedging Policy") will come into operation and supersede the existing policy once the Proposed Restructuring becomes effective. Ashanti's gold hedging programme has the primary objective of providing the Ashanti Group with sufficient gold price protection to enable the Ashanti Group to meet its cashflow obligations as they fall due. This objective takes into account the level of the Ashanti Group's commitments, in terms of operating costs, capital expenditure and debt service obligations, relative to the potential fluctuations in the gold price. This objective is pursued in a manner that is intended to preserve, to the extent that is reasonably possible, the Ashanti Group's ability to benefit from potential increases in the gold price.

The major goals of the Hedging Policy which is set, monitored and reviewed by the Risk Management Committee are to:

(a) limit the Ashanti Group's commitments to a maximum of 50 per cent. of Attributable Production. This normally includes all the proven and probable reserves of mines in which Ashanti or its subsidiaries hold an interest of more than 50 per cent. and otherwise the relevant percentage of proven and probable reserves where Ashanti or its subsidiaries hold at least a 20 per cent. interest in the relevant mine. However there will be excluded from this calculation production from certain project financed assets (although, with the approval of the Hedge Counterparties, production following the planned date for repayment of such project financing may be included) and, subject to certain exceptions, production from other mines where the physical assets of the mine are secured in favour of senior lenders to the Ashanti Group;

(b) limit the aggregate commitments of the Ashanti Group and project financed entities (where there is a recourse to the Ashanti Group in respect of such entities) to a maximum of 75 per cent. of Attributable Production (excluding any production attributable to such project financed entities);

(c) limit (without the approval of the Hedge Counterparties) the aggregate commitments relating to all project financed entities (where there is a recourse to the Ashanti Group in respect of such entities) to not more than 4,500,000 ounces, beyond which approval of the hedge counterparties will be needed;

(d) ensure that all hedging transactions (other than hedging transactions of project financed entities) are entered into so as to move towards certain defined target limits for (i) "protection" contracts (being hedging contracts providing the Ashanti Group with the right or obligation to sell gold at set prices e.g. by use of forward contracts or put options); (ii) "commitment" contracts (being hedging contracts which commit the Ashanti Group to provide gold or cash equivalent e.g. by use of forward contracts, sold call options or other cash settlement arrangements); and (iii) gold lease rate exposures.

New RCF

Ashanti has entered into a New RCF, a US$100 million 5 year revolving credit facility for the Ashanti Group which has been arranged by Barclays Capital (the investment banking division of Barclays Bank PLC), Bayerische Hypo-und Vereinsbank AG, NM Rothschild & Sons Limited and Standard Bank London Limited. The facility is conditional, amongst other things, on (i) there being no material adverse effect on (A) the business or financial condition of Ashanti, certain subsidiaries of Ashanti, or the Ashanti Group taken as a whole, (B) the ability of Ashanti and its relevant subsidiaries to perform its obligations under the New RCF, or (C) the validity of the facility agreement or security documents relating to the New RCF, and (ii) the Proposed Restructuring being completed, and (iii) appropriate regulatory approvals being obtained.

The terms and conditions of the facility provide for an interest rate of US$LIBOR plus 175 basis points for the first 2 years and US$LIBOR plus 200 basis points for the remainder of the term. The facility amount will be reduced by US$10 million every six months (except the final payment) with effect from the first anniversary of drawdown. The final payment will be a repayment of US$20 million. The final maturity date is 30 June 2007.

Further details of the New RCF are more particularly described in paragraph 12 of Part III of this document. This facility, once available for drawing, will satisfy the condition of the Interim Margin Free Agreements relating to availability of working capital.

Inter-conditionality

The Interim Margin Free Agreements (and consequently the New MFTL) remain conditional on the Proposed Restructuring (or such other restructuring as is approved by an appropriate majority of Hedge Counterparties) being completed and those further conditions as listed above being satisfied.

The New RCF remains conditional on those matters detailed in paragraph 12 of Part III of this document. In particular, the New RCF remains conditional on the Proposed Restructuring being completed and certain financial covenants, and regulatory approvals being obtained. It is conditional on the Interim Margin Free Agreements becoming unconditional.

5.2 Working capital

Ashanti is of the opinion in view of the repayment obligations in respect of the Existing Notes and Existing RCF, that the working capital currently available to the Ashanti Group is insufficient for its present requirements, that is, for at least the next 12 months from the date of this document.

Ashanti is seeking to implement the Proposed Restructuring, has entered into the Interim Margin Free Agreements with the Active Counterparties, and has negotiated for the provision of the New RCF in order to repay or refinance these obligations, provide further stability and to provide additional working capital.

If the Proposed Restructuring does not becomes effective, or becomes effective but the New RCF and/or the Interim Margin Free Agreements do not become unconditional (see paragraph 5.1 of this Part II), then Ashanti will, in the absence of alternative proposals, remain of the opinion in view of the repayment obligations in respect of the Existing RCF and the lack of long term margin free trading, that the working capital then available to the Ashanti Group would be insufficient for its present requirements. In these circumstances Ashanti would need to seek other sources of finance similar to those contemplated in this document which would repay or refinance these obligations, provide further stability and provide additional working capital.

If the Proposed Restructuring becomes effective and the Interim Margin Free Agreements and the New RCF become unconditional, then Ashanti is of the opinion that the working capital available to the Ashanti Group is sufficient for the Ashanti Group's present requirements, that is, for at least the next 12 months from the date of this document.

5.3 Pro forma Balance Sheet

The pro forma impact of the Proposed Restructuring on the balance sheet of the Ashanti Group, assuming the Proposed Restructuring becomes effective, is set out in Part VII of the Listing Particulars.

5.4 SEC review of Ashanti's 20-F filings

Ashanti received a comment letter from the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC") concerning its 2000 Form 20-F (the "Comment Letter"). Among other things, the Comment Letter addressed issues relating to Ashanti's reconciliation of its financial statements from accounting principles generally accepted in the UK ("UK GAAP") to accounting principles generally accepted in the United States ("US GAAP"). Ashanti's financial statements are prepared pursuant to UK GAAP; when it files its Form 20-F in the US, Ashanti reconciles its UK GAAP financial statements to US GAAP. In the course of responding to the Comment Letter, Ashanti determined that it was appropriate to make certain restatements to the 2000, 1999 and 1998 UK GAAP to US GAAP reconciliations. Although the SEC has not completed its review of Ashanti's responses to the Comment Letter and thus the final effects of the restatement may differ from the presentation in this document, based on matters raised in the Comment Letter, Ashanti believes that there will be no material changes to its UK GAAP financial statements as published in its annual report, for the years 1998, 1999 and 2000. Based on the responses made by Ashanti so far to the Comment Letter, the principal net effects of the restatements will be to (i) change the US GAAP loss attributable to shareholders from US$242.9 million to US$270.1 million for the year 2000, from US$382.1 million to US$407.7 million for the year 1999, and from US$19.1 million to a profit of US$12.1 million for the year 1998 and (ii) change the US GAAP shareholders' equity from US$209.2 million to US$189.1 million for the year 2000 and from US$464.1 million to US$456.1 million for the year 1999; the items affected by the restatements include the US GAAP treatment of, among other things, amortisation of goodwill and other intangible assets, impairment of long-lived assets, deferred income taxes, and accounting for derivative financial instruments with respect to the treatment of deferred hedging gains and losses as a result of early closeouts of such instruments. In addition, the Comment Letter suggested certain changes to the text of the 2000 Form 20-F. As at 14 May 2002 (being the latest practicable date prior to publication of this document), Ashanti had not received any comments from the SEC on its responses. When the SEC has indicated that it has completed its review of Ashanti's responses to the Comment Letter, an amended 2000 Form 20-F will be filed, if appropriate.

5.5 Extraordinary General Meeting

Certain elements of the Proposed Restructuring require the holders of the Existing Shares to pass shareholder resolutions in accordance with the procedures of the Ghanaian Companies Code 1963 (as amended). An EGM of Ashanti will be convened for 28 June 2002 at which will be proposed an ordinary resolution (the "Restructuring Resolution") to approve:

(i) the Proposed Restructuring;

(ii) the granting of authority to the Board to allot the New Shares required to be allotted pursuant to the Proposed Restructuring in connection with the equitisation of 25 per cent. of the Existing Notes and the 800,000 Shares to be issued to Close Brothers;

(iii) the granting of authority to the Board to allot the New Shares to be issued upon exchange of the New Notes; and

(iv) the granting of authority to the Board to allot up to 42,333,235 Shares (representing approximately one-third of the issued share capital immediately following the Proposed Restructuring and 37.5 per cent. of the issued share capital at the date hereof) of which 6,414,126 Shares (representing approximately 5 per cent. of the issued share capital immediately following the Proposed Restructuring and 5.7 per cent. of the issued share capital at the date hereof) can be issued for cash; such authority will lapse on 27 September 2003 or if earlier at the Annual General Meeting of Ashanti in 2003;

A special resolution will also be proposed at the meeting to approve an amendment to the Regulations to increase Ashanti's authorised share capital from 200,000,000 Shares to 250,000,000 Shares (representing an increase of 25 per cent.) so as to allow sufficient headroom for the Board for any future issues.

The Proposed Restructuring is conditional on the Restructuring Resolution being passed. Ashanti has sufficient authorised capital to implement the Proposed Restructuring.

Other than pursuant to the Proposed Restructuring, Ashanti Capital understands that Ashanti has no present intention of exercising the above-mentioned authority to issue additional Shares.

6 Taxation Issues

6.1 Certain US Tax Consequences

The following summary describes certain US Federal income tax consequences of the proposed restructuring of the Existing Notes. Except where otherwise noted, this summary relates only to the position of persons who are currently the beneficial owners of the Existing Notes and references in this paragraph 6.1 to holders of Existing Notes shall be construed accordingly.

This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), regulations promulgated thereunder, and administrative and judicial interpretations thereof (as of the date hereof) all of which are subject to change, possibly on a retrospective basis. The summary does not include any description of the tax laws of any state, local or non-US governments that may be applicable to the Existing Notes, the New Notes, the New Shares, New GDSs or any holders thereof.

The summary does not discuss all aspects of US Federal income taxation that may be relevant to a particular type of investor and specifically does not address certain types of investors subject to special treatment under the US Federal income tax laws (such as financial institutions, broker-dealers, dealers in currencies, S corporations, insurance companies, tax-exempt organisations and taxpayers subject to the alternative minimum tax). This summary does not include any discussion of New Notes or New GDSs held as part of a hedge, straddle, "synthetic security" or other integrated investment (including a "conversion transaction") comprised of a New Note or New GDS and one or more other investments or situations in which the functional currency of the holder is not the US dollar.

All persons considering the proposals included within these documents should consult their own tax advisers concerning US tax consequences in the light of their particular situations as well as any consequences arising under the law of any other relevant tax jurisdictions. No representations with respect to the tax consequences to any particular holder of the Existing Notes, New Notes, or New GDSs are made hereby. Holders of the Existing Notes, New Notes and New GDSs are strongly urged to consult their professional advisers to determine their own tax position.

The term "US Holder" means a holder of an Existing Note that is, for US Federal income tax purposes, (A) a citizen or resident of the US, (B) a corporation, limited liability company, partnership or other entity created or organised under the laws of the US or of any political subdivision thereof, (C) an estate, the income of which is subject to US Federal income taxation regardless of source, or (D) a trust, if a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions. The term "Non-US Holder" means a holder of an Existing Note that is not a US Holder.

Ashanti and Ashanti Capital are treated as corporations for US Federal income tax purposes. The US Federal tax consequences of Ashanti or Ashanti Capital changing its status to other than a corporation are outside the scope of these general comments.

6.1.1 Exchange or Disposal of Existing Notes

Upon the sale, exchange (including an exchange for New GDSs or New Notes), redemption or other disposition of the Existing Notes, a U.S. Holder generally will recognise capital gain or loss equal to the difference between the amount realised, less any accrued interest, which will be taxable as such, and the holder's adjusted tax basis in the Existing Notes. The amount realised on an exchange of the Existing Notes for New GDSs or New Notes generally will be the fair market value of the New GDSs or New Notes received upon exchange. The amount realised on an exchange of the Existing Notes for New Notes generally will be the fair market value of the New Notes on the date the New Notes are issued. The fair market value will include the exchange rights and put option included in the terms of the New Notes. Any such gain or loss will be a long-term capital gain or loss if the Existing Notes have been held for more than one year. As there is no differential for US corporate taxpayers between capital gain and ordinary income, US corporate taxpayers will be subject to capital gains tax at 35 per cent. Under current law, long-term capital gains of individuals are generally taxed at lower rates than items of ordinary income. The use of capital losses is subject to limitations.

Ordinary income may be recognised in certain situations such as to the extent of accrued interest not previously included in income or to the extent the market discount rules require the recognition of ordinary income.

Persons who are not citizens or residents of the US for taxation purposes will not be subject to US tax on capital gains on the disposal of their Existing Notes, New Notes or New GDSs unless they carry on a US trade or business to which the Existing Notes, New Notes or New GDSs are "effectively connected".

6.1.2 2 per cent. Exchange Fee Paid to Holders of Existing Notes

Following completion of the Proposed Restructuring, Ashanti will pay to the holders of Existing Notes at the Record Date an exchange fee of two per cent. of the face value of the then outstanding Existing Notes. This payment will be taxable as ordinary income to the US Holders and will be included in income when the exchange fee is received.

6.2 Certain UK Tax Consequences

The following summary describes certain UK tax consequences of the Proposed Restructuring as of the date hereof but does not purport to be comprehensive. Except where noted, it relates only to the position of persons who are currently the absolute beneficial owners of their Existing Notes (and references in this paragraph 6.2 and in paragraph 6.3 to holders of Existing Notes shall be construed accordingly) and may not apply to special situations, such as those of dealers in securities.

Furthermore, the discussion below is generally based upon the provisions of the UK tax laws and UK Inland Revenue practice as of the date hereof, and such provisions may be repealed, revoked or modified (possibly with retrospective effect) so as to result in UK income tax consequences different from those discussed below.

Persons considering the proposals included within these documents should consult their own tax advisers concerning UK tax consequences in the light of their particular situations as well as any consequences arising under the law of any other relevant tax jurisdiction. No representations with respect to the tax consequences to any particular holder of the Existing Notes are made hereby. Holders of Existing Notes are strongly urged to consult their professional advisers to determine their own tax position.

6.2.1 Exchange of Existing Notes

(a) *UK Corporation Tax Payers*

The Existing Notes constitute qualifying corporate bonds for the purposes of corporation tax. Any gain accruing on the disposal or exchange of the Existing Notes for the New Notes, New GDSs and cash consideration is therefore not a chargeable gain for corporation tax purposes.

(b) *Other UK Tax payers*

The Existing Notes do not constitute qualifying corporate bonds for the purposes of income and capital gains taxes; accordingly, a disposal by a holder of Existing Notes (including as a result of the transactions described in these documents) may give rise to a chargeable gain or allowable loss for the purposes of the UK taxation of chargeable gains.

However, to the extent that a holder of Existing Notes receives New GDSs under the Scheme, he should not be treated as having made a disposal of his Existing Notes. Instead any gain or loss which would otherwise have arisen on a disposal of the Existing Notes should be "rolled-over" into the New GDSs so that the New GDSs will be treated for tax purposes as the same asset as the Existing Notes acquired at the same time as the Existing Notes and for the same acquisition cost.

In certain circumstances, the rules regarding the "roll-over" of any gain or loss will not apply to an individual who, together with persons connected with him, holds more than 5 per cent. of any class of shares or debentures of Ashanti.

No application for advance clearance under the Taxation of Chargeable Gains Act 1992 has been made to the Inland Revenue in respect of the Scheme.

To the extent that a holder of Existing Notes disposes of these for New Notes he will be treated as having made a disposal of his Existing Notes which may give rise to a liability to UK taxation of chargeable gains based on the market value of the New Notes received compared with his original cost of the acquisition of the Existing Notes.

To the extent that a holder of Existing Notes disposes of these for a cash payment he will be treated as having made a disposal of his Existing Notes which will give rise to a liability to UK taxation of chargeable gains. For these purposes the 2 per cent. exchange fee payable by Ashanti upon completion of the Proposed Restructuring will be treated as cash proceeds received upon such a disposal.

For all individuals indexation will only apply to 5 April 1998. Taper relief will apply in relation to periods after 5 April 1998 so that the effective rate of capital gains tax on any gain on a disposal by an individual of the New Notes or New GDSs will be reduced the longer the Existing Notes and then the New Notes or New GDSs are held after 5 April 1998.

(c) *Other Persons*

Persons who are not resident or ordinarily resident in the UK for taxation purposes will not be within the charge to UK tax on capital gains on the disposal of their Existing Notes, unless they carry on a trade in the UK through a branch or agency to which the Existing Notes, New Notes or New GDSs are attributable.

(d) *Stamp Duty and Stamp Duty Reserve Tax*

No UK stamp duty or stamp duty reserve tax is payable on the issue of the New Notes or New GDSs or the cancellation of the Existing Notes.

6.3 Certain Cayman Islands Tax Consequences

The following is a summary of certain Cayman Islands taxation considerations that may be relevant to a holder of Existing Notes. Holders of Existing Notes in any doubt about their taxation position should consult their own professional adviser.

There will be no Cayman Islands taxation on the payment of interest or principal in respect of the Existing Notes, or on any transfer or exchange thereof.

There are no exchange control restrictions and no withholding, income, corporation, capital gains or inheritance taxes or estate duty in the Cayman Islands. The Cayman Islands are not party to any double tax treaties.

As the notes are being issued in registered form only, an instrument of transfer in respect of an Existing Note, if executed in or brought into the Cayman Islands, will attract nominal Cayman Islands stamp duty.

No Cayman Islands stamp duty is payable on the exchange or redemption of the Existing Notes for New GDSs.

6.4 General

Persons considering the proposals included within these documents should consult their own tax advisers concerning the tax consequences in the light of their particular situations as well as any consequences arising under the law of any other relevant tax jurisdiction. No representations with respect to the tax consequences to any particular holder of Existing Notes are made hereby. Specifically, the comments below do not address the tax consequences in the country of residence (for tax purposes or otherwise) of Note Investors of the transactions set out in this document and any subsequent disposal of New Securities and Note Investors are strongly urged to consult their professional advisers to determine their own tax position in this regard.

Information on the tax consequences of ownership of the New GDSs, New Shares and the interests in the New Notes is set out in paragraph 23 of Part XVII of the Listing Particulars.

7 The Ad Hoc Committee

As part of the restructuring process, the Ad Hoc Committee retained financial and legal advisers. Ashanti Capital has agreed to meet such advisers' fees. No other arrangements exist between the Ad Hoc Committee and their financial and legal advisers and the Ashanti Group.

8 Information on Ashanti

Ashanti was incorporated in Ghana under the Ghanaian Companies Code 1963 (Act 179), as amended, as a private company limited by shares with number 7094. It is currently listed on the Ghana Stock Exchange, LSE, NYSE, Australian Stock Exchange and the Zimbabwe Stock Exchange.

Ashanti is primarily engaged in the mining and processing of gold ores and the exploration and development of gold properties in Africa. Ashanti's operations are principally in Ghana, but it also has significant mining operations in Guinea, Tanzania and Zimbabwe and undertakes hedging activities in the Isle of Man.

The business of Ashanti is more fully described in Part IV of the Listing Particulars. Financial information on Ashanti is set out in Parts VI to VIII of the Listing Particulars. Financial information relating to ACSL is set out at Part X of the Listing Particulars.

9 Additional Information

Important additional information relating to Ashanti and Ashanti Capital is set out in Part III of this document and in the accompanying Listing Particulars.

Close Brothers, which is regulated in the UK by The Financial Services Authority, and Houlihan Lokey have given and have not withdrawn their written consent to the inclusion herein of references to their name in the form and context in which it appears.

10 Action to be taken

10.1 Completion of Voting Instruction and Release Form

Enclosed with this document is a Voting Instruction and Release Form which each Note Investor (or its duly authorised agent) should complete (in accordance with the instructions and notes printed on it, this Part II and Appendices C, D, E and F to this Part II) whether or not they intend to be present at the Court Meeting.

10.2 Return of Forms to Account Holder(s) or Intermediary(ies)

To vote at the Court Meeting a Note Investor should:

10.2.1 complete and sign the Voting Instruction and Release Form which accompanies this document in accordance with the guidance notes set out in the Voting Instruction and Release Form. Each Voting Instruction and Release Form consists of three connected sheets and by writing on the top sheet, all sheets will be completed automatically;

10.2.2 tear off and retain the bottom sheet (the second copy); and

10.2.3 send the top sheet (the original) and the middle sheet (the first copy) of the Voting Instruction and Release Form to the Account Holder (or Noteholder if not held through DTC) through whom the Note Investor's interest in Existing Notes is held.

Properly completed and executed Voting Instruction and Release Forms must be sent to the Account Holder (or the Noteholder if not held through DTC) named in Box 4 of the Voting Instruction and Release Form who will endorse the Voting Instruction and Release Form to confirm that he holds the relevant interest in Existing Notes to which the form relates. The forms should be sent as soon as possible and in any event (where held through DTC) should arrive in time to enable the relevant Account Holder to confirm the instructions in the forms electronically to DTC. DTC will transmit those instructions electronically to the Registrar.

DTC has confirmed that the Account Holders should transmit their instructions through DTC's Automated Tender Offer Program ("ATOP"). There are, however, no guaranteed delivery procedures provided by Ashanti Capital in connection with the Scheme.

The relevant Account Holder or Noteholder must also forward the original of the Voting Instruction and Release Form to the Registrar so as to be received by the Registrar by 5.00 p.m. (New York time) on 10 June 2002.

Note Investors who have applied in their Voting Instruction and Release Forms to attend the Court Meeting (or to appoint someone else other than the Chairman of the Court Meeting to attend on their behalf) must produce to the Court Meeting a copy of the Voting Instruction and Release Form together with evidence showing that they are the person named in Box 6.

Further details regarding completion of the Voting Instruction and Release Form are provided in the notes thereto and Appendices C, D, E and F to this Part II. Please ensure that all relevant parts of the Voting Instruction and Release Form are completed. Failure to complete relevant parts or to ensure that properly endorsed and executed Voting Instruction and Release Forms are received by the Registrar by 5.00 p.m. (New York time) on 10 June 2002 may mean that your votes cannot be counted and that you may not be able to participate in the Mix and Match Election. However, a Noteholder may still vote at the Court Meeting even if a Voting Instruction and Release Form has been submitted after the relevant time but that Noteholder must attend and vote in person at the Court Meeting in order to do so. Time is of the essence with respect to the foregoing deadline. In the event that properly endorsed and executed Voting Instruction and Release Forms with at least Parts A and D completed are not received by the Registrar at all will mean that you will not receive the Scheme Consideration to which you may be entitled. The Registrar will have no responsibility to Noteholders or Note Investors to check that a Voting Instruction and Release Form has been properly endorsed and/or executed.

10.3 In accordance with the usual procedures of DTC, the Account Holders will, in connection with the Scheme, be appointed by Cede & Co (as DTC's nominee) as its proxies to vote in relation to the Existing Notes which they are recorded as holding in an account with DTC at the Record Date. By endorsing the Voting Instruction and Release Forms such Account Holders will be authorising the person named in Box 6 to act as their proxy at the Court Meeting.

In accordance with normal practice, none of the Trustee, the Registrar or the Distribution Agent expresses any opinion as to the merits of the Scheme or the alternatives presented in this document. None of the Trustee, the Registrar or the Distribution Agent has been involved in formulating the proposals in the Scheme and they do not promote the Scheme or the offerings contained therein, and each recommends that Noteholders and Note Investors seek their own financial and legal advice.

Yours faithfully

Srinivasan Venkatakrishnan
Director

APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX A

DEFINITIONS

The following definitions apply throughout this document, unless the context requires otherwise:

"Account Holder"	a person who is recorded in the books of DTC as holding an interest in Existing Notes in an account with DTC or, as the context may require, was recorded in such books as holding an interest in Existing Notes in such an account at the Record Date;
"Active Counterparties"	Barclays Bank Plc, J. Aron & Company, Société Générale, N M Rothschild & Sons Limited, UBS AG, JP Morgan Chase Bank, Citibank, N.A., Dresdner Bank AG New York Branch and Standard Bank London Limited, or any successors in title thereof;
"Ad Hoc Committee"	an ad hoc committee of Note Investors comprising Sodipar SA/ Liberties Strategic Services Limited, Millennium Management LLC and funds of Franklin Templeton Investments (comprising Franklin Custodian Funds, Inc., Franklin Income Securities Fund and Franklin SICAV Income Fund) holding approximately 65.5 per cent. in value of the outstanding Existing Notes;
"Admission"	admission to (i) the Official List and (ii) trading on the LSE market for listed securities of the New Notes, New Shares and New GDSs;
"Affiliate"	in relation to Ashanti Capital and Ashanti, any body corporate which is its holding company or its subsidiary or another subsidiary of its holding company together with any current or former agent, director, officer, employee or adviser thereof and the definitions "subsidiary" and "holding company" have the meaning given in section 736 of the United Kingdom Companies Act 1985 (as amended) with the word "company" in that section including any body corporate wherever incorporated;
"Announcement"	the announcement of the terms of the Proposed Restructuring made by Ashanti on 25 January 2002;
"Ashanti"	Ashanti Goldfields Company Limited, a company incorporated with limited liability under the laws of the Republic of Ghana, Registered No. 7094, which has provided a guarantee of the Existing Notes in respect of Ashanti Capital's obligations under the Existing Indenture;
"Ashanti Capital"	Ashanti Capital Limited, a Cayman Islands wholly-owned subsidiary of Ashanti and the issuer of the Existing Notes;
"Ashanti Capital (Second) Limited" *or* "ACSL"	Ashanti Capital (Second) Limited, a Cayman Islands wholly-owned subsidiary of Ashanti and the issuer of the New Notes;
"Ashanti Depositary Interests"	the interests in the Shares of Ashanti settled and traded within CREST;
"Ashanti Group"	Ashanti and its Affiliates;
"Bank of New York"	The Bank of New York, a New York banking corporation;
"Board"	the board of directors of Ashanti from time to time;
"business day"	a day (other than a Saturday or Sunday) on which banks are open for business in the Cayman Islands, London and New York;
"Clearstream"	Clearstream Banking, société anonyme, Luxembourg;
"Close Brothers"	Close Brothers Corporate Finance Limited;
"Companies Law"	the Companies Law (2001 Second Revision) of the Cayman Islands;

"Court Meeting"	the meeting of Noteholders convened in accordance with the leave of the Grand Court pursuant to Section 86 of the Companies Law to consider and, if thought fit, to approve the Scheme, including any adjournment thereof;
"CREST"	the relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI No 2001/3755)) in respect of which CRESTCo is the Operator (as defined in such regulations), being a paperless settlement system enabling securities to be evidenced otherwise than by certificate and transferred otherwise than by way of written instrument;
"CRESTCo"	CRESTCo Limited, a limited liability company incorporated in England and Wales with registered number 2878738 with registered office at 33 Cannon Street, London EC4M 5SB;
"CUFS"	CHESS Units of Foreign Securities, being a unit of beneficial ownership in a Share listed on the Australian Stock Exchange;
"dollars", "cents" *and the signs* "$" *and* "US$"	refer to the lawful currency of the United States of America;
"Deposit Agreement"	the deposit agreement dated 21 February 1996 between Ashanti, the Depositary and the owners and beneficial owners from time to time of GDSs issued thereunder;
"Depositary"	Bank of New York (or such other person as may from time to time be appointed) acting in its capacity as depositary under the Deposit Agreement;
"Depositary Securities"	CUFS, GDSs, ZDSs, Ashanti Depositary Interests or as the context requires, any one of them;
"Directors"	the directors of Ashanti as at the date hereof;
"Distribution Agent"	Bank of New York acting in its capacity as Distribution Agent having been appointed under the terms of the Distribution Agreement;
"Distribution Agreement"	the agreement to be executed between Ashanti Capital and the Distribution Agent on or before the Effective Date;
"DTC"	The Depositary Trust Company, a New York corporation, and any successor;
"Effective Date"	the date on which this Scheme becomes effective in accordance with its terms;
"Escrow Agreement"	the agreement to be entered into between Ashanti Capital as escrow agent, Ashanti and ACSL an execution copy of which shall be available for inspection at the offices of Norton Rose, Maples and Calder and Ashanti in accordance with paragraph 14 of Part III of this document;
"Euroclear"	Euroclear Bank S.A./N.V., as operator of the Euroclear System;
"Exchange Price"	US$5.75, being the initial exchange price;
"Existing Bank Group"	the existing bank group consisting of the Ashanti Group's Hedge Counterparties as at the date of this document and the Lending Banks;
"Existing Indenture"	the indenture in relation to the Existing Notes dated as of 5 March 1996 between Ashanti Capital, Ashanti and the Trustee (as amended by a supplemental indenture dated 10 May 2002);
"Existing MFTL"	the margin free trading letter dated 20 October 2000 between Ashanti and its Hedge Counterparties dealing with the suspension

	of margin, as more particularly described in paragraph 9 of Part III of this document;
"Existing Notes"	the outstanding US$218,571,000 $5^1/_2$ per cent. Exchangeable Guaranteed Notes due 15 March 2003 issued by Ashanti Capital and guaranteed by Ashanti being the US$250,000,000 notes issued in March 1996 less the US$31,429,000 notes repurchased prior to the date hereof by the Ashanti Group;
"Existing RCF"	the US$270 million revolving credit facility dated 3 December 1998 between, amongst others, Ashanti Finance (Cayman) Limited, Ashanti, Chase Manhattan plc and Chase Manhattan International Limited as amended and restated as at the date of the Listing Particulars, as more particularly described in paragraph 12 of Part III of this document;
"Existing Shares"	the existing Ordinary Shares as at the date hereof;
"Explanatory Statement"	the explanatory statement circulated with this Scheme;
"Extraordinary General Meeting" *or* "EGM"	the extraordinary general meeting of Ashanti convened for 11.00 a.m. (GMT) on 28 June 2002 at Len Clay Stadium, Obuasi, Ghana, including any adjournment thereof;
"GDSs"	global depositary securities, each security representing one Share or evidencing a right to receive one Share deposited with the Depositary;
"Geita Mine"	the gold mine in the United Republic of Tanzania ("Tanzania") operated pursuant to special mining licence SML 45/99 granted by Tanzania;
"Global Notes"	has the meaning ascribed thereto in the New Indenture;
"GMT"	Greenwich Mean Time;
"Grand Court"	the Grand Court of the Cayman Islands;
"Hedge Counterparties"	those financial institutions from time to time with whom Ashanti has entered into hedging arrangements and "Hedge Counterparty" means any of them;
"Houlihan Lokey"	Houlihan Lokey Howard and Zukin Capital, Inc.;
"Interim Margin Free Agreements"	an agreement in the same form as the conditional interim bilateral agreements made between members of the Ashanti Group and Active Counterparties in March 2002 , relating to an extension of margin free trading on the basis as more particularly described in paragraph 10 of Part III of this document;
"Intermediary"	a person who holds an interest in Existing Notes on behalf of another person or persons (or, as the context may require, who held an interest at the Record Date) but which interest is or was not held as an Account Holder;
"JPMorgan Chase"	JPMorgan Chase Bank acting in its capacity as depositary for Euroclear;
"Lending Banks"	the lenders from time to time pursuant to the Existing RCF;
"Listing Particulars"	the accompanying listing particulars in relation to the New Notes, New Shares and New GDSs, prepared in accordance with the UK Listing Rules and Part VI of the Financial Services and Markets Act 2000, as they may be supplemented or amended from time to time;
"LSE"	the London Stock Exchange plc;
"Majority Counterparties"	the Hedge Counterparties whose exposures then outstanding are in aggregate at least two-thirds of the aggregate of all Hedge

Counterparties' exposure; exposure is calculated under the Interim Margin Free Agreements in accordance with an agreed formula set out in those documents;

"Mix and Match Election"	the facility under which Note Investors may elect, subject to availability as a result of countervailing elections, to vary the proportions in which they receive consideration to which they are directly or indirectly entitled in the manner set out in paragraph 3 of Part IV detailing the Proposed Restructuring;
"New GDSs"	the GDSs to be issued pursuant to the Proposed Restructuring;
"New Indenture"	a final draft (subject to modifications approved between Ashanti and the Ad Hoc Committee) of the indenture in relation to the New Notes to be entered into between ACSL (as issuer), Ashanti (as guarantor) and the Trustee on or prior to the Effective Date, and containing the terms and conditions of the New Notes set out in Part XII of the Listing Particulars;
"New MFTL"	the amended and restated margin free trading letter in relation to ongoing margin free trading which will apply to all Active Counterparties upon satisfaction of various conditions, as described in paragraph 11 of Part III of this document;
"New Notes"	the US$163,928,000 7.95 per cent. Exchangeable Guaranteed Notes due 30 June 2008 to be issued by ACSL and guaranteed by Ashanti pursuant to the Scheme and having the terms set out in the New Indenture;
"New RCF"	the US$100 million revolving credit facility dated 14 May 2002 between, amongst others, Ashanti Finance (Cayman) Limited (as borrower), Ashanti (as parent and guarantor), Barclays Capital (the investment banking division of Barclays Bank PLC), Bayerische Hypo- und Vereinsbank AG, NM Rothschild & Sons Limited and Standard Bank London Limited (as arrangers), the Financial Institutions (as defined therein) and NM Rothschild & Sons Limited (as facility agent and security trustee) as more particularly described in paragraph 12 of Part III of this document;
"New Securities"	the New Shares, the New GDSs and the New Notes;
"New Shares"	the new Shares (including Treasury Shares which may be issued) to be issued pursuant to the Scheme together with 800,000 Shares to be issued to Close Brothers (or its nominees) on the Proposed Restructuring becoming effective;
"Noteholders"	persons entered on the Register at the Record Date as holding Existing Notes;
"Note Investors"	persons who hold a beneficial or other proprietary interest in Existing Notes as principal at the Record Date;
"NYSE"	the New York Stock Exchange;
"Official List"	the official list maintained by the UK Listing Authority;
"Order"	the order of the Grand Court sanctioning the Scheme;
"Ordinary Shares" *or* "Shares"	ordinary shares of no par value in the capital of Ashanti;
"Post"	delivery by pre-paid first class post or air mail;
"Proceeding"	any process, action, or other legal proceeding (including without limitation any demand, arbitration, mediation, alternative dispute resolution, judicial review, adjudication, execution, seizure, distraint, forfeiture, re-entry, lien, enforcement of judgement, or enforcement of any security (including, without limitation, enforcement of any letters of credit));

"Proposed Restructuring"	the proposed restructuring of the Existing Notes pursuant to the Scheme to be implemented on the basis described in the Scheme;
"Record Date"	5.00 p.m. (New York time) on 16 May 2002;
"Register"	the record of holders of the Existing Notes as defined in Section 205 of the Existing Indenture;
"Registrar"	Bank of New York acting in its capacity as registrar for the purposes of the Scheme;
"Regulations"	the regulations of Ashanti governing its activities and its relationship with shareholders, being the equivalent of an English incorporated company's articles of association;
"Released Claim"	any claim against Ashanti Capital, Ashanti, their respective Affiliates or a Note Investor, by a Note Investor, being a claim against Ashanti Capital, Ashanti, their respective Affiliates or a Note Investor to recover loss or damage which the claimant or any other person may have suffered or incurred as a result of investing in the Existing Notes together with all rights to repayment of the principal amount and interest in respect of the Existing Notes concerned;
"Restructuring Resolution"	the Resolution described in paragraph 5.5 of Part II of this document;
"Risk Management Committee"	a sub-committee of the Board which was set up in April 2000 and has authority to review and monitor the execution of Ashanti's risk management policies, with particular focus on financial risk (including hedging) and, where necessary, make recommendations to the Board concerning such policies;
"Scheme"	this scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Grand Court;
"Scheme Consideration"	the consideration for the transfer to Ashanti or as it may direct of the Existing Notes as set out in paragraph 2.1 of Part IV of this document and the release of the Released Claims;
"Securityholders"	holders of Shares or holders of Depositary Securities and "Securityholder" shall mean any one of them;
"Technical Services Agreement"	an agreement which Ashanti entered into in March 1994 (and as subsequently amended) with its largest shareholder, Lonmin Plc ("Lonmin") (then Lonrho Plc) whereby Lonmin is required to provide the services of Mr S.E. Jonah to Ashanti as its managing director and/or chief executive;
"Termination Date"	31 December 2003;
"Treasury Shares"	559,405 Ordinary Shares which are currently held in treasury and are available for re-issue by Ashanti;
"Trustee"	Bank of New York acting in its capacity as trustee under the Existing Indenture;
"UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000, including where the context so permits, any committee, employee, officer or servant to whom any function of the UK Listing Authority may for the time being be delegated
"UK Listing Rules"	the rules and regulations made by the UK Listing Authority under Part VI of the Financial Services and Markets Act 2000 as amended from time to time;

"United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"United States of America" *or* "US"	the United States of America, its territories and possessions, any state of the United States or the District of Colombia and all areas subject to its jurisdiction;
"Voting Instruction and Release Form"	the form which accompanies this document to be completed by, amongst others, Note Investors giving details of their interest in Existing Notes at the Record Date, voting instructions in respect of the Court Meeting and containing the Mix and Match Election and the written undertaking releasing Released Claims. A form of this document is set out in Appendix G to this Part II;
"Warrant Commitment Letter"	the agreement dated 30 October 1999 (as amended, including amendments on 18 February 2000) made between Ashanti, Ashanti Treasury Services Limited, Geita Treasury Services Limited and Ashanti's Hedge Counterparties as at such dates;
"Warrantholder"	holders of Warrants;
"Warrants"	warrants issued by Ashanti Warrants Limited pursuant to the Warrant Commitment Letter; and
"ZDSs"	Zimbabwe depositary securities, each evidencing one hundredth of a Share.

APPENDIX B

SUMMARY OF THE PERMANENT INJUNCTION UNDER SECTION 304 OF THE US FEDERAL BANKRUPTCY CODE

Subject to the Grand Court sanctioning the Scheme, Ashanti Capital will apply for permanent injunctive relief by an order from the US Bankruptcy Court for the Southern District of New York or other appropriate forum by filing an ancillary case pursuant to Section 304 of the US Bankruptcy Code.

Ashanti Capital will seek injunctive relief substantially in the terms that:

1 The Scheme of Arrangement shall be given full force and effect and be binding on and enforceable in the US against the Noteholders and Note Investors in respect of claims for principal of and interest on the Existing Notes;

2 Noteholders shall be permanently enjoined and restrained from:

2.1 commencing or continuing any action or other legal proceedings (including, without limitation, arbitration or any judicial, quasi-judicial, administrative or regulatory action, proceeding or process whatsoever) against Ashanti Capital, Ashanti, other members of the Ashanti Group, or any of their respective property or any proceeds thereof in relation to the Existing Notes;

2.2 enforcing any judicial, quasi-judicial, administrative or regulatory judgement, assessment, order or arbitration award and commencing or continuing any act for any action or other legal proceeding (including, without limitation, arbitration or any judicial, quasi-judicial, administrative or regulatory action, proceeding or process whatsoever) to create, perfect or enforce any lien, set-off or other claim against Ashanti Capital, Ashanti, other members of the Ashanti Group, or their respective property or any proceeds thereof in relation to the Existing Notes;

2.3 in relation to the Existing Notes, invoking, enforcing or relying on the benefit of any statute, rule or requirement of federal, state or local law or regulation requiring Ashanti Capital or Ashanti to establish or post security in the form of a bond, letter of credit or otherwise as a condition of prosecuting, defending or appealing any action or other legal proceeding (including, without limitation, arbitration, or any judicial, quasi-judicial, administrative or regulatory action, proceeding or process whatsoever) and such statute, rule or requirement will be rendered null and void for such actions and proceedings;

3 All persons and entities shall be permanently enjoined and restrained from commencing or continuing any action or other legal proceeding (including, without limitation, arbitration, or any judicial, quasi-judicial, administrative or regulatory action, proceeding or process whatsoever) against Ashanti Capital, Ashanti, any other member of the Ashanti Group, or any of their respective directors, officers, agents, employees, representatives, financial advisers or attorneys (the "Ashanti Releasees") or any of them in respect to any claim or cause of action, in law or in equity, arising out of or relating to any action taken or omitted to be taken as of the Effective Date by any of the Ashanti Releasees in connection with the Section 304 case or in preparing, disseminating, applying for or implementing the Scheme or the Order;

4 Except as otherwise provided below, all persons and entities shall be permanently enjoined and restrained from commencing or continuing any action, or other legal proceeding (including, without limitation, arbitration, or any judicial, quasi-judicial, administrative or regulatory action, proceeding or process whatsoever) against the Ashanti Releasees, or any of them, with respect to any claim or cause of action, in law or equity, which may arise out of the construction or interpretation of the Scheme or out of any action taken or omitted to be taken by any of the Ashanti Releasees in connection with the administration of the Scheme;

5 The Grand Court shall have exclusive jurisdiction to hear and determine any suit, action, claim or proceeding and to settle any dispute which may arise out of the construction or interpretation of the Scheme, or out of any action taken or omitted to be taken by any of the Ashanti Releasees in connection with the administration of the Scheme, provided, however, that nothing in the Court's order shall affect the validity of governing law and jurisdiction provisions, whether contained in any contract between Ashanti Capital and any of the Note Investors or otherwise;

6 The US Bankruptcy Court shall:

6.1 retain jurisdiction with respect to the enforcement, amendment or modification of the orders or requests for any additional relief in the Section 304 case and all adversary proceedings in connection therewith properly commenced and within its jurisdiction; and

6.2 issue an order that no action taken by Ashanti Capital, Ashanti, other members of the Ashanti Group, their respective successors, agents, representatives, or any of them, or their counsel, in preparing, disseminating, or applying for, implementing or otherwise acting in furtherance of the Scheme, the Section 304 petition and order, or such further orders in the Section 304 case or any adversary proceeding in connection therewith as they may enter, shall be deemed to constitute a waiver of the immunity afforded to Ashanti Capital, Ashanti, other members of the Ashanti Group, and their respective successors, agents or representatives pursuant to Section 306 of the US Bankruptcy Code.

7 The order shall be served:

7.1 by US Mail, first class postage prepaid, upon the parties in interest appearing in the case at the time of such service;

7.2 by publication one time in The Wall Street Journal (New York edition) and The New York Times (international edition)[1]; and

7.3 in such manner as the US Bankruptcy Court may dictate or require, and that such service shall constitute good, sufficient and adequate notice for all purposes.

[1] Directions as to publication to be sought from and confirmed by the US Bankruptcy Court for the Southern District of New York. Therefore, these details may change.

APPENDIX C

INSTRUCTIONS TO NOTE INVESTORS

If you have any questions relating to these instructions, please contact the Registrar.

General

1 **You are a Note Investor if you hold a beneficial or other proprietary interest in Existing Notes as principal at the Record Date (5.00 p.m. (New York time) on 16 May 2002).** Examples of persons who hold beneficial or other proprietary interests in Existing Notes as principal in this context are set out on page 5 of this document.

2 Instructions to Account Holders, Intermediaries and Noteholders are set out in Appendix D, E and F of this document respectively. Note Investors who are also Account Holders, Intermediaries or Noteholders should refer to the relevant Appendix.

This document

3 Having received notice from DTC, your Account Holder will have requested (or, if you are an Account Holder, you will have requested) and received this document (and its accompanying Voting Instruction and Release Form) from the Registrar (as agent for Ashanti Capital) and/or Ashanti and (if appropriate) the Account Holder and Intermediary(ies) through whom you hold your interest in Existing Notes will have sent this document to you. You are likely also to receive a copy of this document and its enclosures direct from Ashanti.

4 If you do receive more than one copy of this document (and its enclosures), you are advised to complete the form which accompanies the document sent by the Account Holder and Intermediary(ies) because, as indicated in paragraph 7 below, parts of that form should (if appropriate) have been completed by the Account Holder and Intermediary(ies) through whom you held your interest in Existing Notes at the Record Date.

Voting in respect of the Court Meeting

5 **In order to vote at the Court Meeting, you should complete and execute all Parts of the Voting Instruction and Release Form as described below and submit it to your Account Holder in accordance with paragraph 9 below (or to the Noteholder if not held through DTC).**

Completing your Voting Instruction and Release Form

6 Guidance notes for completing the Voting Instruction and Release Form are set out in it. In summary, you may elect to do the following:

6.1 Voting at the Court Meeting

(A) You may attend and vote at the Court Meeting in person, or appoint someone else to attend and vote at the Court Meeting in person on your behalf. If you wish to have appointed someone other than the Chairman of the Court Meeting, you must complete section (A) of Box 6 of the Voting Instruction and Release Form. The person specified in Section (A) of Box 6 should bring to the Court Meeting a copy of such form together with evidence of his/her identity.

OR

(B) If you wish to instruct the Account Holder (or Noteholder if the Existing Notes are not held through DTC) to arrange for the votes attributable to the Existing Notes in respect of which you have an interest to be cast by the Chairman of the Court Meeting in the manner specified by you, you must complete section (B) of Box 6 of the Voting Instruction and Release Form. By completing Box 11 (or Box 12 as the case may be), the Account Holder (or Noteholder) will then appoint the Chairman of the Court Meeting to be its proxy to vote in accordance with your instructions.

6.2 Mix and Match Election

If you wish to receive a greater proportion of New GDSs or New Notes in respect of your interest in Existing Notes you may do so by participating in the Mix and Match Election. To do this, you should insert in Box 7A the principal amount of Existing Notes in respect of which you wish to receive additional New GDSs OR in Box 7B the principal amount of Existing Notes in respect of which you wish to receive additional New Notes. You must not fill in both Box 7A and Box 7B otherwise your Mix and Match Election will be deemed to be invalid.

7 Where you have received this document (and its enclosures) from the Account Holder and (if appropriate) Intermediary(ies) through whom you hold your interest in Existing Notes at the Record Date, they should have completed their details in Boxes 4 or 5 as the case may be of the Voting Instruction and Release Form before it was sent to you. However, it is your responsibility to ensure the form is properly completed.

8 The Voting Instruction and Release Form is printed on three connected sheets and by writing on the top sheet all sheets will be completed automatically. You should tear off and retain the bottom sheet (the second copy) and submit both the top sheet (the original) and the middle sheet (the first copy) to the Account Holder (or Noteholder if not held through DTC) through whom you hold your interest in Existing Notes at the Record Date.

Submitting your Voting Instruction and Release Form

9 **Your completed Voting Instruction and Release Form should be sent as soon as possible. It must be sent to your Account Holder, whose details appear in Box 4 of the Voting Instruction and Release Form (or the Noteholder if your Existing Notes are not held through DTC).** If you are submitting your completed Voting Instruction and Release Form on a date approaching the deadline set out in paragraph 10 below you are advised to use a courier or similar delivery service and not the ordinary Post.

10 Your Account Holder must complete Box 11 of your Voting Instruction and Release Form to confirm his interest in the relevant Existing Notes and to appoint the person named in Box 6 of the Voting Instruction and Release Form to act as proxy to attend and vote on your behalf. Your Account Holder must and then (i) send the top sheet (original) of your Voting Instruction and Release Form to the Registrar by 5.00 p.m. (New York time) on 10 June 2002 and (ii) transmit the instructions contained in that form electronically to DTC through ATOP. The Registrar must receive separately an electronic confirmation from DTC to corroborate the Account Holder's declaration in Box 11 of the Voting Instruction and Release Form. If your Existing Notes are not held through DTC, the Noteholder must complete Box 12 and send the top sheet (original) of your Voting Instruction and Release Form to the Registrar by 5.00 p.m. (New York time) on 10 June 2002. **Time is of the essence with respect to the foregoing deadlines.** You should note that the Registrar will have no responsibility to Noteholders or Note Investors to check that a Voting Instruction and Release Form has been properly endorsed and/or executed.

If the Voting Instruction and Release Forms are received by the Registrar after 5.00 p.m. (New York time) on 10 June 2002, such forms will not be valid for the purposes of voting at the Court Meeting or for participating in the Mix and Match Election. However, a Noteholder may still vote at the Court Meeting but must attend and vote in person in order to do so.

Attending the Meeting

11 Where you have elected to enable you or someone appointed by you to attend and vote at the Court Meeting in person, the person attending the meeting must produce a copy of your Voting Instruction and Release Form and evidence of his/her identity.

Multiple interests as a Note Investor

12 If, at the Record Date, you held beneficial or other proprietary interests in Existing Notes as principal through two or more separate Intermediaries or Account Holders, you should for the purposes of the Voting Instruction and Release Form treat those interests in the Existing Notes as separate interests. Accordingly, you will need to complete, execute and submit separate Voting Instruction and Release Forms in respect of each of those separate interests.

Payment of Consideration

13 Within two business days of the Effective Date, the Scheme Consideration will be issued and credited to the account of Ashanti Capital (as escrow agent) to hold (in an account(s) with the Distribution Agent as Ashanti Capital's nominee) in escrow on trust for the Noteholders in accordance with the terms of the Escrow Agreement. Provided that by 5.00 p.m. (New York time) on the business day

immediately prior to the Effective Date, a properly endorsed and executed Voting Instruction and Release Form with Parts A and D completed has been received by the Registrar in accordance with these instructions, the Scheme Consideration, as directed by Ashanti Capital (as escrow agent), will be distributed by the Distribution Agent and settled via the relevant clearing system in the usual way to the Account Holder specified in Box 4 and/or to the bank account in Box 4 of the Voting Instruction and Release Form to hold on your behalf. You should note the authorisations contained in section (C) of Box 8 and section (D) of Box 12 in this regard which expressly permit Ashanti and/or Ashanti Capital to arrange for the settlement of the Scheme Consideration in this manner.

14 You should note that in order to receive your entitlement to Scheme Consideration, you need only complete Parts A and D of the Voting Instruction and Release Form. This should be submitted properly executed by you and endorsed by your Account Holder (or Noteholder if not held through DTC) before close of business on 31 December 2003, being the Termination Date. By only completing Parts A and D you will not be entitled to vote at the Court Meeting or to participate in the Mix and Match Election. If you wish to do so, you should ensure that all parts of the Voting Instruction and Release Form are properly completed and executed and that the Voting Instruction and Release Form is sent to your Account Holder (or Noteholder) to enable it to forward the necessary details so as to be received by the Registrar by 5.00 p.m. (New York time) on 10 June 2002.

Transfers

15 No assignment or transfer of a beneficial interest in an Existing Note after the Record Date shall be recognised for the purposes of determining entitlements of Note Investors under the Scheme. No transferee of Existing Notes after the Record Date will be entitled to vote at the Court Meeting. Accordingly, if you transfer or otherwise dispose of any interest in Existing Notes after the Record Date, you should forward a copy of this document to the transferee.

16 The transferee of an interest in Existing Notes since the Record Date should make arrangements with you to ensure that you vote in accordance with the transferee's instructions in respect of the transferee's interest and, if necessary, that you agree to be bound by any election pursuant to the Mix and Match Election. To facilitate despatch of the Scheme Consideration, you should authorise the relevant Account Holder to deliver the relevant proportion of the Scheme Consideration direct to the transferee.

Further copies

17 If you require further copies of this document (and its enclosures), these can be obtained from the Account Holder or Intermediary through whom you hold (or, if appropriate, held) your interest in Existing Notes or from Ashanti by contacting the Registrar (as agent of Ashanti Capital) set out on page 49.

APPENDIX D

INSTRUCTIONS TO ACCOUNT HOLDERS

If you have any questions relating to these instructions, please contact the Registrar.

General

1 You are an Account Holder if you are recorded in the books of DTC as holding an interest in Existing Notes in an account with DTC, or were recorded in such books as holding an interest in Existing Notes in such an account, at the Record Date (5.00 p.m. (New York time) on 16 May 2002).

2 Instructions to Note Investors are set out in Appendix C of this document. Account Holders who are also Note Investors should also refer to that Appendix.

Distributing this document and its accompanying forms

3 Having received notice from DTC you will have requested and received this document from Ashanti and/or the Registrar (as agent for Ashanti Capital). This document is accompanied by a Voting Instruction and Release Form for the Court Meeting.

4 **Please complete your details in Box 4 of the Voting Instruction and Release Form before distributing this document and its accompanying Voting Instruction and Release Form in accordance with paragraph 5 below, ensuring that the details of the account to which any Scheme Consideration should be credited or paid are completed.**

5 If you are holding an interest in Existing Notes on behalf of another person, please then send this document (and its enclosures with your details completed) immediately to that person. If you are holding an interest in Existing Notes on behalf of more than one person, you should send immediately a separate document (and its accompanying Voting Instruction and Release Form with your details completed in each case) to each such person.

6 Please send the documents by courier or similar delivery service, and not through the ordinary post. When you send the documents, please include a covering letter drawing the recipient's attention to Appendices C and E of this document.

7 If you require further copies of this document (and its accompanying Voting Instruction and Release Form), these can be obtained from Ashanti upon request made through the Registrar (as agent of Ashanti Capital). If you only require further copies of this document for information purposes, without the accompanying Voting Instruction and Release Form, these can also be obtained from Ashanti upon request made through the Registrar (as agent of Ashanti Capital).

Pre-addressed envelopes

8 You have also been sent by Ashanti a supply of envelopes, pre-addressed to the Registrar. These are to be used for returning Voting Instruction and Release Forms (see paragraph 14 below) to the Registrar. **These envelopes are not for distribution to Note Investors or Intermediaries.**

Voting Instruction and Release Forms for Court Meeting

9 Each Note Investor who wishes to vote at the Court Meeting and who holds his interest in Existing Notes through you as Account Holder at the Record Date (5.00 p.m. New York time on 16 May 2002) should forward a completed and executed Voting Instruction and Release Form to you. The Voting Instruction and Release Forms will, if duly completed, specify in Box 5 any Intermediary(ies) holding an interest in the relevant Existing Notes between you as the Account Holder and the Note Investor. They will request that you appoint the person named in Box 6 of those forms as proxy in respect of the relevant Existing Notes.

10 Each Voting Instruction and Release Form consists of three connected sheets. You should receive the top sheet (the original) and the first copy of the Voting Instruction and Release Form (the second copy having been retained by the Note Investor).

11 You should ensure that the total nominal amount of Existing Notes declared on the Voting Instruction and Release Form which you receive as being held through a particular Intermediary (if

any) or for a particular Note Investor (if no Intermediary is specified) at the Record Date agrees with your own records of who you hold your interests in Existing Notes for at the Record Date.

12 If, for whatever reason, the nominal amount of Existing Notes specified on a Voting Instruction and Release Form which you receive is inconsistent with your own records, you should contact immediately the Intermediary specified in Box 5 on the Voting Instruction and Release Form (or, if no Intermediary is specified, the Note Investor specified in Box 1 on the Voting Instruction and Release Form), to establish the reason for the inconsistency and, between yourselves, resolve it.

13 You should then:

(a) ensure all the relevant details pertaining to you are completed in Box 4 of each Voting Instruction and Release Form;

(b) complete and sign the declaration in Box 11 on each Voting Instruction and Release Form (confirming your interests in the nominal amount of Existing Notes specified in the form, as at the Record Date, and authorising appointment of the person named in Box 6 to act as proxy in respect of the Existing Notes set out in Box 2 at the Court Meeting (or any adjournment thereof);

(c) using the pre-addressed envelopes provided to you, send the top sheet (the original) of each Voting Instruction and Release Form to the Registrar as described in paragraph 14 below;

(d) transmit the instructions contained in each Voting Instruction and Release Form immediately to DTC through ATOP. These instructions will be treated by DTC as constituting an authority to send the Registrar an electronic confirmation as to the Existing Notes (the Voting Instruction and Release Form includes this instruction); and

(e) retain for your own records the copy of each Voting Instruction and Release Form.

14 Using the pre-addressed envelopes provided to you, please send the top sheet (original) of all the completed and executed Voting Instruction and Release Forms to the Registrar. Please send these documents by courier or similar delivery service, and not through the ordinary post. If you have run out of pre-addressed envelopes, please send them addressed as follows:

The Bank of New York
48th Floor
One Canada Square
London
E14 5AL

Attention: Mr Sunjeeve Patel/Mr Paul Pereira
Reference: Ashanti Scheme

These documents should arrive not later than 5.00 p.m. (New York time) on 10 June 2002.

Late submission of Voting Instruction and Release Forms

15 You may receive Voting Instruction and Release Forms from Note Investors after the latest time for submission in order to vote at the Court Meeting and participate in the Mix and Match Election. Therefore, these forms will not be valid for such purposes. However, any such forms will still be relevant for the purposes of obtaining the Scheme Consideration. In such circumstances, Parts A and D of the Voting Instruction and Release Form should be validly completed and executed and you should follow the instructions set out in this Appendix save that the dates by which the Voting Instruction and Release Forms must be submitted will be different. Nevertheless, you should carry out any actions required by you as soon as possible and in any event in sufficient time to ensure that any Note Investor who holds his Existing Notes in an account with you at the Record Date receives the Scheme Consideration to which he is entitled before 31 December 2003.

Receipt of Scheme Consideration

16 Under the terms of the Scheme, any New Securities to be issued and cash to be paid to any Note Investor for whom you are stated on the relevant Voting Instruction and Release Form as being the Account Holder in respect of their interest in Existing Notes at the Record Date will be sent to you or credited to the accounts specified in Box 4 of the Voting Instruction and Release Form to hold on behalf of such Note Investor.

17 To the extent that the settlement of any part of the Scheme Consideration between you and the Note Investor entitled thereto is not covered by an existing mandate or instruction agreed with the Note Investor, you should agree separately with that Note Investor how the Scheme Consideration is to be held or paid.

Transfers

18 No assignment or transfer or a beneficial interest in an Existing Note after the Record Date shall be recognised for the purposes of determining entitlements under the Scheme. No transferee of Existing Notes after the Record Date will be entitled to vote at the Court Meeting. Accordingly, any such transferee has been directed to make arrangements with the transferor of the Existing Notes to ensure that the transferor votes in accordance with the wishes of the transferee and, if required, agrees to be bound by any election pursuant to the Mix and Match Election.

19 In order to facilitate the despatch of the Scheme Consideration, you should ensure that any transfers of interests in Existing Notes on your books after the Record Date reflect these arrangements and that you are authorised by any transferor to deliver the relevant proportion of any Scheme Consideration direct to the transferee.

APPENDIX E

INSTRUCTIONS TO INTERMEDIARIES

If you have any questions relating to these instructions, please contact the Registrar.

General

1 **You are an Intermediary if you hold an interest in Existing Notes on behalf of another person or persons or you hold such an interest at the Record Date (5.00 p.m. (New York time) on 16 May 2002) and you do not or did not hold that interest as an Account Holder.**

2 Instructions to Note Investors are set out in Appendix C of this document. Intermediaries who are also Note Investors should also refer to that Appendix.

Distributing this document and its accompanying forms

3 You have been sent this document by the Account Holder or other Intermediary with whom you hold your interest in Existing Notes. This document is accompanied by a Voting Instruction and Release Form for the Court Meeting.

4 The Account Holder should have completed Box 4 of the Voting Instruction and Release Form before it was sent to you and, where you have received the documents through another Intermediary, that Intermediary should also have completed the first part of Box 5 of the Voting Instruction and Release Form.

5 **Please complete your details in Box 5 of the Voting Instruction and Release Form before distributing this document and its accompanying Voting Instruction and Release Form.**

6 Please then send this document (and its enclosures) immediately to the person for whom you are holding your interest in Existing Notes. If you are holding an interest in Existing Notes on behalf of more than one person, you should immediately send a separate document (and its enclosures) to each such person.

7 When you send the documents, please include a covering letter drawing the recipient's attention to Appendices C, E and F of this document.

8 If you require further copies of this document (and its enclosures) these can be obtained from Ashanti upon request made through the Registrar (as agent of Ashanti Capital), the Account Holder or Intermediary through whom you hold your interest in the Existing Notes upon request. If you only require further copies of this document for information purposes, without the accompanying enclosures, these can also be obtained from the Account Holder or Intermediary through whom you hold an interest in the Existing Notes upon request.

Transfers

9 No assignment or transfer of a beneficial interest in an Existing Note after the Record Date shall be recognised for the purposes of determining entitlements under the Scheme. No transferee of Existing Notes after the Record Date will be entitled to vote at the Court Meeting. Accordingly, any such transferee has been directed to make arrangements with the transferor of the Existing Notes to ensure that the transferor votes in accordance with the wishes of the transferee and, if required, agrees to be bound by any election pursuant to the Mix and Match Election.

10 In order to facilitate the despatch of the Scheme Consideration, the Account Holders have been instructed to ensure that any transfers of interest in Existing Notes on their books after the Record Date reflect these arrangements and that they are authorised by any transferor to deliver the relevant proportion of any Scheme Consideration direct to the transferee.

11 If you receive notice from a Note Investor of a transfer of an interest in Existing Notes after the Record Date, you should immediately inform the relevant Account Holder or Intermediary, if appropriate, through which that interest is held so that these arrangements may be put in place.

Voting Instruction and Release Forms

12 Note Investors have been asked to send their completed and executed Voting Instruction and Release Forms direct to the relevant Account Holders. If, despite this, you do receive completed Voting Instruction and Release Forms, please forward these immediately to the relevant Account Holder.

APPENDIX F

INSTRUCTIONS TO NOTEHOLDERS (OTHER THAN CEDE & CO)

If you have any questions relating to these instructions, please contact the Registrar.

General

1 **You are a Noteholder if you are recorded in the Register as holding Existing Notes, or were recorded in the Register as holding Existing Notes, at the Record Date (5.00 p.m. (New York time) on 16 May 2002). These instructions relate to Noteholders other than Cede & Co.**

2 Instructions to Note Investors are set out in Appendix C of this document. Noteholders who are also Note Investors should also refer to that Appendix.

Distributing this document and its accompanying forms

3 As a holder in the Register at the Record Date of Existing Notes you will have received this document from Ashanti and/or the Registrar (as agent of Ashanti Capital). This document is accompanied by a Voting Instruction and Release Form for the Court Meeting.

4 **Please complete the details in Box 4 of the Voting Instruction and Release Form ensuring that the details of the accounts to which any Scheme Consideration should be credited or paid are completed.**

5 If you are holding an interest in Existing Notes on behalf of another person, please then send this document (and its enclosures with your details completed) immediately to that person. If you are holding an interest in Existing Notes on behalf of more than one person, you should send immediately a separate document (and its accompanying Voting Instruction and Release Form with your details completed in each case) to each such person.

6 Please send the documents by courier or similar delivery service, and not through the ordinary post. When you send the documents, please include a covering letter drawing the recipient's attention to Appendices C, E and F of this document.

7 If you require further copies of this document (and its accompanying Voting Instruction and Release Form), these can be obtained from Ashanti upon request made through the Registrar (as agent of Ashanti Capital). If you only require further copies of this document for information purposes, without the accompanying Voting Instruction and Release Form, these can also be obtained from Ashanti upon request made through the Registrar (as agent of Ashanti Capital).

Pre-addressed envelopes

8 You have also been sent by the Registrar a supply of envelopes, pre-addressed to the Registrar. These are to be used for returning Voting Instruction and Release Forms (see paragraph 14 below) to the Registrar. **These envelopes are not for distribution to Note Investors or Intermediaries.**

Voting Instruction and Release Forms for Court Meeting

9 Each Note Investor who wishes to vote at the Court Meeting and who holds his interest in Existing Notes through you as Noteholder (other than Cede & Co) at the Record Date (5.00 p.m. New York time on 16 May 2002) should forward a completed and executed Voting Instruction and Release Form to you. The Voting Instruction and Release Form will, if duly completed, specify in Box 5 any Intermediary(ies) holding an interest in the relevant Existing Notes between you as the Noteholder and the Note Investor. It will request that you appoint the person named in Box 6 of those forms as proxy in respect of the relevant Existing Notes.

10 Each Voting Instruction and Release Form consists of three connected sheets. You should receive the top sheet (the original) and the first copy of the Voting Instruction and Release Form (the second copy having been retained by the Note Investor).

11 You should ensure that the total nominal amount of Existing Notes declared on the Voting Instruction and Release Form which you receive as being held through a particular Intermediary (if any) or for a particular Note Investor (if no Intermediary is specified) at the Record Date agrees with your own records of who you hold your interests in Existing Notes for at the Record Date.

12 If, for whatever reason, the nominal amount of Existing Notes specified on a Voting Instruction and Release Form which you receive is inconsistent with your own records, you should contact immediately the Intermediary specified in Box 5 on the Voting Instruction and Release Form (or, if no Intermediary is specified, the Note Investor specified in Box 1 on the Voting Instruction and Release Form), to establish the reason for the inconsistency and, between yourselves, resolve it.

13 You should then:

(a) ensure all the relevant details pertaining to the Account Holder to whom you wish the Scheme Consideration to be distributed are completed in Box 4;

(b) complete and sign the declaration in Box 12 on each Voting Instruction and Release Form (confirming your interests in the nominal amount of Existing Notes specified in the form, as at the Record Date, and authorising appointment of the person named in Box 6 to act as proxy in respect of the Existing Notes set out in Box 2 at the Court Meeting (or any adjournment thereof);

(c) using the pre-addressed envelopes provided to you, send the top sheet (the original) of each Voting Instruction and Release Form to the Registrar as described in paragraph 14 below; and

(d) retain for your own records the copy of each Voting Instruction and Release Form.

14 Using the pre-addressed envelopes provided to you, please send the top sheet (original) of all the completed and executed Voting Instruction and Release Forms to the Registrar. Please send these documents by courier or similar delivery service, and not through the ordinary post. If you have run out of pre-addressed envelopes, please send them addressed as follows:

The Bank of New York
48th Floor
One Canada Square
London
E14 5AL

Attention: Mr Sunjeeve Patel/Mr Paul Pereira
Reference: Ashanti Scheme

These documents should arrive not later than 5.00 p.m. (New York time) on 10 June 2002.

Late submission of Voting Instruction and Release Forms

15 You may receive Voting Instruction and Release Forms from Note Investors after the latest time for submission in order to vote at the Court Meeting and participate in the Mix and Match Election. Therefore, these forms will not be valid for such purposes. However, a Noteholder may still vote at the Court Meeting but must attend and vote in person in order to do so. Also, any such forms will still be relevant for the purposes of obtaining the Scheme Consideration. In such circumstances, Parts A and D of the Voting Instruction and Release Form should be validly completed and executed and you should follow the instructions set out in this Appendix save that the dates by which the Voting Instruction and Release Forms must be submitted will be different. Nevertheless, you should carry out any actions required by you as soon as possible and in any event in sufficient time to ensure that any Note Investor who holds his Existing Notes through you at the Record Date receives the Scheme Consideration to which he is entitled before 31 December 2003.

Receipt of Scheme Consideration

16 Under the terms of the Scheme, any New Securities to be issued and cash to be paid to any Note Investor for whom you are stated on the relevant Voting Instruction and Release Form as being the Noteholder in respect of their interest in Existing Notes at the Record Date will be credited to the accounts specified in Box 4 of the Voting Instruction and Release Form to hold on behalf of such Note Investor.

17 To the extent that the settlement of any part of the Scheme Consideration between you and the Note Investor entitled thereto is not covered by an existing mandate or instruction agreed with the Note Investor, you should agree separately with that Note Investor how the Scheme Consideration is to be held or paid.

Transfers

18 No assignment or transfer or a beneficial interest in an Existing Note after the Record Date shall be recognised for the purposes of determining entitlements under the Scheme. No transferee of Existing Notes after the Record Date will be entitled to vote at the Court Meeting. Accordingly, any such transferee has been directed to make arrangements with the transferor of the Existing Notes to ensure that the transferor votes in accordance with the wishes of the transferee and, if required, agrees to be bound by any election pursuant to the Mix and Match Election.

19 In order to facilitate the despatch of the Scheme Consideration, you should ensure that any transfers of interests in Existing Notes on your books after the Record Date reflect these arrangements and that you are authorised by any transferor to deliver the relevant proportion of any Scheme Consideration direct to the transferee.

APPENDIX G

SPECIMEN VOTING INSTRUCTION AND RELEASE FORM

IN THE GRAND COURT OF THE CAYMAN ISLANDS Cause No. 250 of 2002

IN THE MATTER OF ASHANTI CAPITAL LIMITED

- and -

IN THE MATTER OF THE COMPANIES LAW (2001 Second Revision)

SCHEME OF ARRANGEMENT
(under Section 86 of the Companies Law (2001 Second Revision)

Record Date 5.00 p.m. New York time on 16 May 2002	Deadline for voting: 5.00 p.m. New York time on 10 June 2002

VOTING INSTRUCTION AND RELEASE FORM

regarding the Scheme of Arrangement in respect of
the following notes issued by Ashanti Capital Limited:

US$250,000,000
$5^1/_2$% EXCHANGEABLE GUARANTEED NOTES DUE 2003
(the "Existing Notes")
(CUSIP No: 043910AA6)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. It is being sent to Noteholders, being the holders of the Existing Notes on the Register at the Record Date, and to Note Investors, being persons who hold a beneficial or other proprietary interest in Existing Notes as principal at the Record Date. If you have sold, or otherwise transferred, or sell or otherwise transfer, your interests in Existing Notes before the Record Date, you must deliver this document to the person or persons to whom you have sold or otherwise transferred, or sell or otherwise transfer, your interests in Existing Notes. If you are in any doubt as to the action you should take, you should consult your professional adviser without delay. If you are not the registered or beneficial owner of the Existing Notes, please forward a copy(ies) of this document and its enclosures to such person(s). A transferee of a registered or beneficial interest in Existing Notes after the Record Date shall not, among other things, be entitled to vote at the Court Meeting or make their own election under the Mix and Match Election. Such transferee will need to make arrangements with the transferor to ensure that the transferor votes in accordance with the wishes of the transferee and agrees to participate in the Mix and Match Election in accordance with the wishes of the transferee. Within two business days after the Effective Date, the Scheme Consideration will be issued to Ashanti Capital (as escrow agent) to hold (in an account(s) with the Distribution Agent as Ashanti Capital's nominee) in escrow on trust for the Noteholders. However, Ashanti Capital (as escrow agent) will not direct the Distribution Agent to distribute any Scheme Consideration unless the Registrar has received a written release of all Released Claims from the relevant Note Investors. Provided duly endorsed and executed Voting Instruction and Release Forms have been submitted, the Distribution Agent will, as directed by Ashanti Capital (as escrow agent), distribute the relevant proportion of the Scheme Consideration to the Account Holder specified in the Voting Instruction and Release Form to hold for the relevant Note Investor. Persons who have acquired a registered or beneficial interest in Existing Notes after the Record Date should contact the person from whom they have acquired the registered or beneficial interest in Existing Notes for a transfer of the Scheme Consideration. Any transferor should provide a copy of this document to any transferee before a beneficial interest in the relevant Existing Notes is transferred to the transferee.

Before completing and executing this Voting Instruction and Release Form you should read the instructions and the notes set out in this Voting Instruction and Release Form. If you do not complete this

Voting Instruction and Release Form in full and execute it in accordance with the instructions in the notes, you will not be eligible to vote at the Court Meeting and you may not be eligible to receive your entitlement under the Scheme in respect of your interest in Existing Notes.

If you have any questions relating to the completion of this document, or if you require further copies of this document, the accompanying Scheme Document (as defined below) or Voting Instruction and Release Form referred to below, please contact the Registrar (as agent of Ashanti Capital) at the address and telephone number set out below during normal business hours:

The Bank of New York
48th Floor
One Canada Square
London E14 5AL

Attention: Mr Sunjeeve Patel/Mr Paul Pereira
Reference: Ashanti Scheme
Fax: +44 (0)20 7964 6399
Phone: +44 (0)20 7964 6337/7495
E-Mail: sdpatel@bankofny.com/ppereira@bankofny.com

This Voting Instruction and Release Form is to be read in conjunction with the Scheme document dated 15 May 2002 in connection with restructuring proposals relating to the Existing Notes (the "Scheme Document"). The definitions contained in the Scheme Document apply in this Voting Instruction and Release Form. This Voting Instruction and Release Form is a deed poll and is governed by and shall be construed in accordance with English law.

This Voting Instruction and Release Form (and the accompanying Scheme Document) is being distributed to Note Investors by the Account Holders (and, if appropriate, Intermediaries) having requested and received documents from the Noteholders, the Registrar (as agent of Ashanti Capital) and/ or Ashanti following notice through the clearing system operated by DTC. Identical documents are also being posted direct to known Note Investors by Ashanti, and so Note Investors may receive two copies. If you do receive more than one copy of this Voting Instruction and Release Form (and the accompanying Scheme Document), you are advised to complete the copy sent by your Account Holder and Intermediary(ies) because, as indicated in the notes in this Voting Instruction and Release Form, Boxes 3, 4 and 5 of the Voting Instruction and Release Form sent by the Account Holder and Intermediary(ies) should (if appropriate) have been completed before being sent to you.

Before completing the first (white) page of each set of three connected pages, please insert the cardboard flap under each set of three connected pages and above the next following white page. This should ensure that all details that you complete are accurately recorded. However, please check prior to submitting your form to your Account Holder that all of the copies of each page are correctly completed.

NOTES FOR COMPLETION OF THIS VOTING INSTRUCTION AND RELEASE FORM

PLEASE FOLLOW THESE NOTES CAREFULLY WHEN COMPLETING THIS VOTING INSTRUCTION AND RELEASE FORM

IF YOU WISH TO VOTE AT THE COURT MEETING AND PARTICIPATE IN THE MIX AND MATCH ELECTION, ALL BOXES MUST BE COMPLETED AS DESCRIBED IN THESE NOTES

IF YOU WISH ONLY TO CLAIM YOUR ENTITLEMENT TO SCHEME CONSIDERATION YOU NEED ONLY COMPLETE THE BOXES IN PARTS A AND D OF THIS VOTING INSTRUCTION AND RELEASE FORM

PART A

1 FULL NAME(S) AND ADDRESS OF CLAIMANT(S) (BOX 1)

This Voting Instruction and Release Form must be completed by or on behalf of a Note Investor. Insert in Box 1 the full name of that person together with their full address. You are a Note Investor and you have a Released Claim if you hold a beneficial or other proprietary interest in Existing Notes as principal at the Record Date (5.00 p.m. (New York time) on 16 May 2002). Examples of persons who hold such an interest in Existing Notes are:

(A) a person who holds such an interest in Existing Notes for his own account;

(B) a person who is holding such an interest in Existing Notes as part of the assets of his trust;

(C) an executor or personal representative where the estate of the deceased contains such an interest in Existing Notes which was held for the deceased's own account.

A Released Claim is a claim against Ashanti Capital, Ashanti, their Affiliates or a Note Investor to recover loss or damage which you or any other person may have suffered or incurred as a result of investing in the Existing Notes together with all rights to repayment of the principal and interest in respect of the Existing Notes concerned.

In the case of a joint holding, insert the full name of each joint holder in section (b). Only the address of the first named joint holder is required.

2 PRINCIPAL AMOUNT OF EXISTING NOTES (BOX 2)

Insert in Box 2 the principal amount of the Existing Notes in which you held a beneficial or other proprietary interest as principal as at the Record Date (5.00 p.m. (New York time) on 16 May 2002).

3 CLEARING SYSTEM (BOX 3)

Box 3 may have been completed before the Voting Instruction and Release Form was sent to you. If so, please check that the details are correct. If it has not been completed, you should indicate whether your interest in Existing Notes is held through the clearing system operated by DTC, Euroclear or Clearstream, by deleting the sections which do not apply out of sections (A), (B), (C) or (D).

4 ACCOUNT HOLDER (BOX 4)

An Account Holder is a person who has an account with DTC and is recorded in the books of DTC as being a holder of an interest in the Existing Notes (or if the Existing Notes are not held through DTC, the person to whom the Scheme Consideration will be credited). The Account Holder's details must appear in Box 4 as should the details of the account in DTC and bank account to which any Scheme Consideration is to be credited or paid.

Box 4 may have been completed before the Voting Instruction and Release Form was sent to you. If so, please check that the details inserted are correct. If it has not been completed, you should insert the full name and address of the Account Holder through whom your interest in Existing Notes is held, the account number of that Account Holder at DTC, the reference or contact name at the Account Holder and, if known, the contact telephone number.

If you are both a holder of a beneficial or other proprietary interest in Existing Notes as principal and the Account Holder in respect of that interest (that is, you hold that interest directly with DTC for your own account as principal) you must still insert the relevant details in Box 4.

5 INTERMEDIARY(IES) (BOX 5)

An Intermediary is a person (not being an Account Holder at DTC) who acts as your agent or as a bare trustee or nominee for you in relation to your interest in Existing Notes. Examples of Intermediaries are stockbrokers, investment managers and nominee companies but Euroclear and Clearstream are also deemed to be Intermediaries for these purposes.

Box 5 may have been completed before the Voting Instruction and Release Form was sent to you. If so, please check that the details inserted are correct. If it has not been completed and your interest in Existing Notes is held directly with the Account Holder (or if you are the Account Holder), you should insert "Not applicable" in Box 5. If your interest in Existing Notes is held through an Intermediary, you must complete section (A) of Box 5 (and, as described below, possibly section (B) as well).

Insert in section (A) of Box 5 the full name of the Intermediary who is the Account Holder's direct client and through whom your interest in Existing Notes is (directly or indirectly) held, together with that Intermediary's full address, any reference or contact name used to identify the account in which your interest in Existing Notes is held and, if known, the contact telephone number. **The Intermediary (if any) specified in section (A) must be the person who is the direct client of the Account Holder. In respect of interests in Existing Notes held via Euroclear or Clearstream, this will be Euroclear or Clearstream themselves.**

If the Intermediary inserted in section (A) holds your interest in the Existing Notes directly (so that you are that Intermediary's direct client), Box 5 is now complete and section (B) should not be completed. If, however, the Intermediary inserted in section (A) holds that interest on behalf of another Intermediary who in turn holds that interest on your behalf, you must insert in section (B) of Box 5 the details for this second Intermediary. **The Intermediary (if any) specified in section (B) must be the person who is the direct client of the Intermediary specified in section (A).**

If the Intermediary inserted in section (B) holds your interests in the Existing Notes directly (so that you are that Intermediary's direct client), Box 5 is now complete. If you are not that Intermediary's direct client, because the number of Intermediaries through whom your interest in the Existing Notes is held consists of more than two Intermediaries, please contact the Registrar as set out on the cover of this Voting Instruction and Release Form for further instructions as to how to complete this Voting Instruction and Release Form.

PART B

6 INSTRUCTIONS (BOX 6)

Please complete EITHER section (A) OR section (B) of Box 6. Complete section (A) if you wish to attend and vote at the Court Meeting in person or if you wish to have appointed someone else other than the Chairman of the Court Meeting to do so in person on your behalf. Complete section (B) if you wish to instruct the Chairman of the Court Meeting to be appointed as proxy to cast your vote in the way you specify in section (B). **DO NOT complete both sections. This form will be invalid if you complete both sections.**

PART C

7 MIX AND MATCH ELECTION (BOX 7)

To make a Mix and Match Election, you should insert in Box 7A the total principal amount of Existing Notes in respect of which you wish to receive New GDSs OR in Box 7B the total principal amount of Existing Notes in respect of which you wish to receive New Notes, having entered in Box 2 the total principal amount of Existing Notes in which you hold a beneficial or other proprietary interest as principal as at the Record Date (5.00 p.m. (New York time) on 16 May 2002).

You must not fill in both Box 7A and Box 7B. If you do, you will be deemed not to have made a valid Mix and Match Election. The number entered in Box 7A or 7B cannot exceed the principal amount of the Existing Notes which you have inserted in Box 2 and, if it does so, it will be deemed to be the principal amount of the Existing Notes which you have inserted in Box 2. You should insert in Box 7A or 7B as appropriate the necessary total principal amount of Existing Notes in respect of which you wish to receive either a greater total amount of New GDSs or a greater total amount of New Notes. If the amount inserted in Box 7A or Box 7B is less than your pro-rata entitlement to New

GDSs or New Notes as the case may be then it will be deemed to be an application for your pro-rata entitlement.

If you do not fill in either Box 7A or Box 7B or the Voting Instruction and Release Form is received by the Registrar later than 5.00 p.m. (New York time) on 10 June 2002, you will not be deemed to have made a valid Mix and Match Election.

PART D

8 UNDERTAKING NOT TO SUE, RELEASE AND TRANSFER (BOX 8)

Please read Box 8 carefully. If you amend Box 8 in any way, this Voting Instruction and Release Form will be invalid. As well as the undertaking not to sue, release and transfer, Box 8 also contains your authorisation to Ashanti Capital and/or Ashanti to arrange for any Scheme Consideration due to you under the Scheme to be settled with the Account Holder named in Box 4 to hold on your behalf.

If this undertaking is not provided by way of submission of a duly endorsed and validly executed Voting Instruction and Release Form which has been received by the Registrar, you will not receive the Scheme Consideration due to you.

9 DATE OF EXECUTION (BOX 9)

Insert in Box 9 the date on which this Voting Instruction and Release Form is executed. This date must be the date on which the person who signs the Voting Instruction and Release Form in Box 10 actually does so. Where more than one person signs the Voting Instruction and Release Form in Box 10, the date inserted should be the date on which the last person to sign the Voting Instruction and Release Form actually does so.

10 EXECUTION (BOX 10)

Box 10 must be signed by each person who is named as a Note Investor in Box 1, in the manner described below.

As described in the notes below, evidence of the authority of the signatory(ies) to execute this Voting Instruction and Release Form as a deed should in most cases be submitted with the Voting Instruction and Release Form. This evidence is intended to show that each signatory has been properly authorised to execute the Voting Instruction and Release Form.

Individuals:

Where a person signing and executing Box 10 is an individual, that person must sign and complete section (A) in the presence of a witness. The witness must also sign and complete section (A) where indicated. The witness must be over 18 years of age. In the case of joint holdings, the witness must not be one of the other persons signing in Box 9; however, the same witness may witness the signatures of two or more joint holders.

If the person signing in section (A) as an individual is a Note Investor who is not holding his investment in Existing Notes solely for his own account (for example if he holds that investment as a trustee, executor or personal representative or a partner in a partnership), evidence of his authority to sign the Voting Instruction and Release Form must be submitted as described in the notes below.

Companies incorporated in England and Wales:

Where a person signing and executing Box 10 is a company incorporated in England and Wales, then section (B) must be executed as follows. Either:

(1) that company's seal may be affixed in accordance with the company's articles of association. The person(s) witnessing the affixing of the seal must also complete and sign Box 10 where indicated; or

(2) two directors, or one director and the company secretary, of that company may sign Box 10 on behalf of that company.

In either case, the persons signing on behalf of the company must specify their position in that company, and must submit the evidence of their authority to sign as described in the notes below.

Partnerships established in England and Wales (and other partnerships or other entities which do not have a separate legal personality):

Where a person signing and executing Box 10 is a partnership established in England and Wales (or another partnership or other entity which does not have a separate legal personality from its partners or members), the partnership (or other entity) should sign through one of its partners (or other representatives). If the signing partner (or other representative) is an individual, he should complete section (A) as an individual in the presence of a witness as described above under "Individuals". If the signing partner (or other representative) is a company or other entity, the applicable section should be completed in the manner described in these notes.

The person(s) signing on behalf of the partnership (or other entity) must submit evidence of their authority to sign as described in the notes below.

Companies not incorporated in England and Wales (and partnerships or other entities which have a separate legal personality):

Where a person signing and executing Box 10 is a company which is not incorporated in England and Wales (or a partnership or other entity which has a separate legal personality from its partners or members), then section (C) must be signed and completed on behalf of that company, partnership or other entity by a person or persons duly authorised by that company, partnership or other entity in accordance with the law of the territory in which that company, partnership or other entity is incorporated or established. The territory of incorporation or establishment must be inserted. The person(s) signing on behalf of the company, partnership or other entity must submit evidence of their authority to sign as described in the notes below.

Powers of attorney:

This note applies if a person named as a Note Investor in Box 1 has appointed someone else to execute the Voting Instruction and Release Form on his, her or its behalf under a power of attorney. If the attorney so appointed is an individual, he must (i) sign and complete section (A) as an individual in the presence of a witness, as described above under "Individuals", and (ii) when he prints his name in section (A), also write the words "as attorney for X", X being the name of the Note Investor who has granted the power of attorney. If the attorney so appointed is a company or a partnership or other entity having its own legal personality, then (i) section (B) or, as appropriate, section (C) must be completed and signed in the manner described above, and (ii) when the name of the company (or other entity) is inserted in section (B) or (C), the words "as attorney for X" must be inserted, X being the name of the Note Investor who has granted the power of attorney.

Even where an attorney has been appointed to sign the Voting Instruction and Release Form in Box 10 on behalf of a Note Investor, the Note Investor must be named as Note Investor in Box 1.

In all cases, the attorney must submit evidence of his or its authority to sign as described in the notes below.

Evidence to be submitted:

In all cases indicated above (other than where an individual who signs the Voting Instruction and Release Form is holding beneficial or other proprietary interests in Existing Notes as principal solely for his own account), evidence of the authority of the signatory(ies) to execute the Voting Instruction and Release Form on behalf of the Note Investor must be submitted with the Voting Instruction and Release Form.

Where the Note Investor (or the person signing the Voting Instruction and Release Form on behalf of the Note Investor) is a company, partnership or other entity, this evidence must include:

(1) copies of or extracts from that company, partnership or entity's constitutional documents (such as articles of association or partnership agreement) indicating which officers or bodies of the company, partnership or entity are authorised to execute documents, or have the capacity to delegate authority to execute documents, on behalf of that company, partnership or entity; and

(2) copies of or extracts from minutes or resolutions of the appropriate officers or bodies of the company, partnership or entity, evidencing that such authority has been delegated to the person(s) completing and signing the Voting Instruction and Release Form on behalf of that company, partnership or entity.

For other individuals (such as personal representatives or executors) this evidence should show that the relevant individual is authorised to sign the Voting Instruction and Release Form as a deed.

In the case of a power of attorney, the original power of attorney or a copy of it must be submitted with the Voting Instruction and Release Form, together with any other evidence of authority required to be submitted as described in the notes above. The power of attorney must authorise the attorney to execute this Voting Instruction and Release Form as a deed. If the power of attorney has been granted under English law, it must itself be executed as a deed.

Each original copy or extract of a document which is submitted as part of the evidence described above must be certified by a lawyer, public notary or person of equivalent standing as being a true and complete original, copy or extract, valid as at the date of execution of the Voting Instruction and Release Form or supported by a legal document as to the same.

Corrections and amendments:

If, in completing this Voting Instruction and Release Form, you have made any corrections or amendments, however minor, each person who signs in Box 10 must also sign his or her initials next to each correction or amendment. You may not make any amendment to the wording in Box 8.

11 DECLARATION BY ACCOUNT HOLDER (BOX 11)

Box 11 is to be completed ONLY by an Account Holder. Do not complete this section if you are not an Account Holder.

12 DECLARATION BY NOTEHOLDER (OTHER THAN CEDE & CO) (BOX 12)

Box 12 is to be completed ONLY by a Noteholder, being a holder of Existing Notes on the Register at the Record Date, other than Cede & Co. Do not complete this section if you are an Account Holder.

Box 12 must be signed by each person who is named as a Noteholder in Box 12, in the manner described in the notes below Box 10.

When you have completed and executed this Voting Instruction and Release Form, tear off and retain the bottom sheet (the second copy) and send the top sheet (the original) and middle sheet (the first copy) immediately to your Account Holder, whose details appear in Box 4 of this Voting Instruction and Release Form or the Noteholder, whose details appear in Box 12 of this Voting Instruction and Release Form. You *should ensure that your completed Voting Instruction and Release Form is submitted to your Account* Holder (or Noteholder) in sufficient time so that it may be received by the Registrar by 5.00 p.m. (New York time) on 10 June 2002. If this deadline is approaching you are advised to use a courier or similar delivery service, and not the ordinary Post. Time is of the essence with respect to the foregoing deadlines. However, you should note that the Registrar shall have no responsibility to Noteholders and/or Note Investors to check that a Voting Instruction and Release Form has been properly endorsed and/or executed.

If you have any difficulty in completing this Voting Instruction and Release Form, or there is insufficient space in any section for you to insert in full the required details or for all joint holders to execute, or you require a further Voting Instruction and Release Form or a further copy of the Scheme Document or the Listing Particulars, please contact the Registrar (as agent of Ashanti Capital) by telephoning Sunjeeve Patel on telephone number +44 (0)20 7964 6337 or Paul Pereira on telephone number +44 (0)20 7964 7495 during normal working hours.

Where you have completed section (A) of Box 6 to enable you or someone appointed by you (other than the Chairman of the Court Meeting) to attend and vote at the Court Meeting in person, the person attending the Court Meeting must produce a copy of the Voting Instruction and Release Form and evidence of his/her identity.

PLEASE READ THE ACCOMPANYING NOTES CAREFULLY
BEFORE COMPLETING THESE BOXES

PART A

1 FULL NAME(S) AND ADDRESSES OF NOTE INVESTOR(S) (BOX 1)

I/We, being the person or persons named below, make the declarations set out below in Boxes 2 to 5:

(A) Sole claimant (or first joint claimant):

Name (in full) ....

Address ....

.... Postcode ....

Please enter here a daytime telephone number and contact name (if appropriate) where you can be contact in the event of any question arising from the completion of this Voting Instruction and Release Form:

Telephone number ....

Contact name ....

(B) Other joint claimants (if any):

Name (in full) ....

Name (in full) ....

Name (in full) ....

2 PRINCIPAL AMOUNT OF EXISTING NOTES (BOX 2)

I/We have an interest in Existing Notes, and therefore I am/we are jointly a Note Investor. For this purpose, "interest" means a beneficial or other proprietary interest which is held as a principal. The amount of Existing Notes in which I/we held an interest (my/our "Investment") as at the Record Date (5.00 p.m. (New York time) on 16 May 2002) is:

US$ .... (principal amount of Existing Notes).

3 CLEARING SYSTEM (BOX 3)

My/Our Investment is held in the manner indicated below (please delete the sections which do not apply):

(A) in the clearing system operated by DTC;

(B) in the clearing system operated by Euroclear;

(C) in the clearing system operated by Clearstream;

(D) in registered form.

4 ACCOUNT HOLDER (BOX 4)

The Account Holder through which my/our Investment is held in DTC (if applicable)/My/our Investment is not held in DTC but is held in registered form, the Account Holder to whom I would like the Scheme Consideration to be credited is as follows (delete as appropriate:)

Name (in full) ....

Account Number (in DTC) ....

Address ....

....

Bank ....

Bank Account Number ....

Sort Code ....

Reference or contact name ....

Telephone number *(if known)* ....

5 INTERMEDIARY(IES) (BOX 5)

(A) My/Our Investment is held with the Account Holder by an Intermediary. The Intermediary who holds my/our Investment directly with the Account Holder inserted in Box 4 is as follows:

Name (in full) ....

Address ....

....

Reference or contact name ....

Telephone number *(if known)* ....

(B) My/Our Investment is held with the Intermediary inserted in section (A) above by a second Intermediary. The Intermediary who holds my/our Investment directly with the Intermediary inserted in section (A) is as follows:

Name (in full) ....

Address ....

....

Reference or contact name ....

Telephone number *(if known)* ....

(C) My/Our Investment is held with the Intermediary inserted in section (A) above by a second Intermediary. The Intermediary who holds my/our Investment directly with the Intermediary inserted in section (A) is as follows:

Name (in full) ....

Address ....

....

Reference or contact name ....

Telephone number *(if known)* ....

PART B

6 INSTRUCTIONS (BOX 6)

Please complete EITHER section (A) OR section (B) below. DO NOT complete both sections. This form will be invalid if you complete both sections.

EITHER:

(A) I/We would like the Account Holder/Noteholder to appoint the person specified below to act as the Account Holder's/Noteholder's proxy to attend and vote as he think fit on my/our behalf at the Court Meeting (or at any adjournment of the Court Meeting):

Name (in full) ....

Address ....

....

Postcode ....

Contact name ....

Telephone number ....

Fax number (if applicable) ....

OR:

(B) I/We would like the Account Holder/Noteholder to appoint the Chairman of the Court meeting to act as the Account Holder's/Noteholder's proxy to attend and vote on my/our behalf at the Court Meeting in the manner specified below:

FOR	AGAINST
Votes attributable to the following amount of Existing Notes to be cast FOR the Scheme	Votes attributable to the following amount of Existing Notes to be cast AGAINST the Scheme
US$	US$ ....
(principal amount of Existing Notes)	(principal amount of Existing Notes)

PART C

7 MIX AND MATCH (BOX 7)

You must not complete both Box 7A and Box 7B. If you do so, you will be deemed not to have made a valid Mix and Match Election.

Box 7A	Box 7B
Principal amount of Existing Notes for which I am / we are making a Mix and Match Election for New GDSs	Principal amount of Existing Notes for which I am / we are making a Mix and Match Election for New Notes
US$	US$ ....

PART D

8 UNDERTAKING NOT TO SUE, RELEASE AND TRANSFER (BOX 8)

(A) I/We hereby agree in favour of Ashanti Capital, Ashanti, their Affiliates and each Note Investor (each a "Released Party") that I/we will not be entitled to take any step or proceeding or make or assert any Released Claim, whether or not known and whether or not existing at law or in equity at the date hereof, (whether by way of litigation or proof of debt or otherwise howsoever) against:

1 any Released Party or the property of any such person by way of execution or any similar process or otherwise for the purpose of establishing liability for or the amount of or obtaining payment of any loss or damage which any person may have suffered or incurred as a result of investing in the Existing Notes in which I/we have (or have held) an interest; or

2 any other person or the property of any other person by way of execution or any similar process or otherwise for the purpose of establishing liability for or the amount of or obtaining payment of any loss or damage of the nature referred to in paragraph 1 above in circumstances in which such person is or may be entitled to make a claim against any Released Party or the property of any such person for the purpose of (i) seeking contribution or indemnity or (ii) recovering any loss which such person may sustain as a result of being found liable at my/our suit,

and without prejudice to the foregoing and to give effect to the foregoing I/we hereby release absolutely any Released Claim that I/we possess or may possess falling within paragraph 1 or 2 above to the intent and effect that such release shall operate in favour of and be enforceable by all or any of the Released Parties.

(B) I/We hereby submit to the jurisdiction of any court before which any of the Released Parties shall seek to enforce this undertaking and release.

(C) I/We hereby authorise and instruct Ashanti Capital and/or Ashanti to arrange for the settlement of the consideration due under the Scheme to the Account Holder named in Box 4 above to the accounts specified therein. I/We hereby agree that neither Ashanti nor its Affiliates shall have any responsibility to the Noteholders or Note Investors other than making payments to the relevant Account Holder.

(D) Subject to the Scheme becoming effective, I/we hereby instruct the Account Holder named in Box 4 above or the Noteholder named in Box 12 below and each Intermediary (if any) named in Box 5 above to hold my/our entire interest in the Existing Notes to which this Voting Instruction and Release Form relates to the order of Ashanti or as it may direct and to transfer such interest to Ashanti or as it may direct and I/we agree to do all such acts and things as may in the opinion of Ashanti be necessary or expedient for the purposes of, or in connection with, the transfer of my/our entire interest in the Existing Notes to which this Voting Instruction and Release Form relates to Ashanti or as it may direct.

9 DATE OF EXECUTION (BOX 9)

This Voting Instruction and Release Form has been executed as a deed on ....2002.

10 EXECUTION (BOX 10)

(A) Execution by Individuals

Signed and delivered as a deed by:

1 ....

Name in full *(please print)* Signature

Witnessed by:

....

Name in full of witness *(please print)* Signature

....

Address of witness

2 ....

Name in full *(please print)* Signature

Witnessed by:

....

Name in full of witness *(please print)* Signature

....

Address of witness

3 ....

Name in full *(please print)* Signature

Witnessed by:

....

Name in full of witness *(please print)* Signature

....

Address of witness

4 ....

Name in full *(please print)* Signature

Witnessed by:

....

Name in full of witness *(please print)* Signature

....

Address of witness

(B) Execution by a company incorporated in England and Wales

EITHER

(if the company's seal is to be affixed)

Executed and delivered as a deed under the seal of the company named below:

.... *(Affix company seal)*
Name of company
in the presence of the persons named below who are duly authorised to affix the seal of the company named above:

.... Name in full *(please print)*	Director	.... Signature
.... Name in full *(please print)*	Director/Secretary *(delete as applicable)*	.... Signature

OR

(if the company's seal is to be affixed)

Executed and delivered as a deed under the seal of the company named below:

.... *(Affix company seal)*
Name of company
in the presence of the persons named below who are duly authorised to affix the seal of the company named above:

.... Name in full *(please print)*	.... Position	.... Signature
.... Name in full *(please print)*	.... Position	.... Signature

(C) Execution by a company not incorporated in England and Wales (or a partnership or other entity having its own legal personality)

Executed and delivered as a deed by the company, partnership or other entity named below:

....

Name of company, partnership or other entity

acting by the person or persons named below, who is or are duly authorised signatories of the company, partnership or entity named above under the laws of the territory in which the company, partnership or entity is incorporated or established:

.... Name in full *(please print)*	.... Signature
.... Name in full *(please print)* *(if two signatories are required)*	.... Signature *(if two signatories are required)*

Territory of incorporation or establishment ....

11 DECLARATION BY ACCOUNT HOLDER (BOX 11)

(To be completed only by Account Holders)

(A) We are the Account Holder named in Box 4 of this Voting Instruction and Release Form.

(B) We confirm that we hold through our DTC account described in Box 4 an interest in Existing Notes which represents or includes the principal amount of Existing Notes to which this Voting Instruction and Release Form relates (as specified in Box 2), and authorise DTC to notify this to Ashanti Capital and Ashanti.

(C) We hereby appoint the person named in Box 6 to act as our proxy (in respect of the Existing Notes set out in Box 2) to attend and vote at the Court Meeting (or any adjournment thereof) and authorise the Registrar to sign, execute and deliver, and do all other things necessary in connection with producing and/or issuing, forms of proxy in relation to the Court Meeting.

(D) We hereby authorise and instruct Ashanti Capital and/or Ashanti to arrange for the settlement of the consideration due under the Scheme to the Account Holder named in Box 4 above to the accounts specified therein.

Signature	Official stamp of Account Holder or name in block capitals
Name in full...	
Dated 2002	....

An Account Holder should only complete this declaration if it is satisfied that the aggregate number of Existing Notes in all declarations signed by that Account Holder does not exceed the number of Existing Notes in the account of that Account Holder at DTC.

12 DECLARATION BY NOTEHOLDERS (OTHER THAN CEDE & CO) (BOX 12)

(To be completed only by registered holders of Existing Notes, other than Cede & Co)

(A) I am/We are a registered holder of the principal amount of Existing Notes to which this Voting Instruction and Release Form relates (as specified in Box 2).

(B) My/our details are as follows:

Sole Noteholder (or first joint Noteholders):

Name (in full) ....

Address ....

.... Postcode ....

Please enter here a daytime telephone number and contact name (if appropriate) where you can be contact in the event of any question arising from the completion of this Voting Instruction and Release Form:

Telephone number ....

Contact name ....

Other joint Noteholders (if any):

Name (in full) ....

Name (in full) ....

Name (in full) ....

(C) We hereby appoint the person named in Box 6 to act as our proxy (in respect of the Existing Notes set out in Box 2) to attend and vote at the Court Meeting (or any adjournment thereof) and authorise the Registrar to sign, execute and deliver, and do all other things necessary in connection with producing and/or issuing, forms of proxy in relation to the Court Meeting.

(D) I/We hereby authorise and instruct Ashanti Capital and/or Ashanti to arrange for the settlement of the consideration due under the Scheme to the Account Holder named in Box 4 above to the accounts specified therein. I/We hereby agree that neither Ashanti nor its Affiliates shall have any responsibility to the Noteholders or Note Investors other than making payments to the relevant Account Holder.

Signature: ....

Name in full: ....

Dated: 2002

PART III

ADDITIONAL INFORMATION

1 Responsibility

The information contained in this document has been prepared by Ashanti Capital based upon information available to it. To the best of Ashanti Capital's knowledge, information and belief, the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

In accordance with normal practice, none of the Trustee, the Registrar or the Distribution Agent expresses any opinion as to the merits of the Scheme or the alternatives presented in this document. None of the Trustee, the Registrar or the Distribution Agent has been involved in formulating the proposals in the Scheme and recommends that Noteholders and Note Investors seek their own financial and legal advice.

2 Directors of Ashanti

The full names of the Directors, all of Gold House, Patrice Lumumba Road, Roman Ridge, PO Box 2665, Accra, Ghana and their functions are as follows:

Michael Ernest Beckett	Chairman
Theophilus Ernest Anin	Non-Executive Director
Merene Botsio-Phillips	General Counsel
The Rt. Hon. The Baroness Chalker of Wallasey PC	Non-Executive Director
Dr Chester Arthur Crocker	Non-Executive Director
Thomas Richard Gibian	Non-Executive Director
Gordon Edward Haslam	Non-Executive Director
Sam Esson Jonah	Chief Executive Officer
Dr Michael Peter Martineau	Non-Executive Director
Nicholas Jeremy Morrell	Non-Executive Director
Eleanor Darkwa Ofori Atta	Director, Corporate Relations
Trevor Stanley Schultz	Chief Operating Officer
Srinivasan Venkatakrishnan	Chief Financial Officer

3 Directors of Ashanti Capital

The directors of Ashanti Capital are as follows:

Michael Guy Gisborne – Chairman
William Hamilton-Turner
Srinivasan Venkatakrishnan
Mark Richard Arnesen

The business address of each director other than Srinivasan Venkatakrishnan is 3rd Floor, 12-14 Ridgeway Street, Douglas, Isle of Man IM1 1EN.

4 **Interests of the Directors of Ashanti**

As at 14 May 2002 (the latest practicable date prior to the publication of this document), the interests of the directors of Ashanti (and interests of persons connected with them within the meaning of section 346 of the Companies Act 1985 of the United Kingdom which would, if the connected person were a director, be required to be disclosed, and the existence of which is known to or could with reasonable diligence be ascertained by the relevant director) in securities of Ashanti or of Ashanti Capital were:

Name	Number of Ashanti Shares Beneficial	Number of Ashanti Shares Non-Beneficial	Number of Ashanti shares under option/ award
Michael Beckett	1,359	Nil	Nil
Theophilus Anin	53	Nil	Nil
Merene Botsio-Phillips	100	Nil	50,260
The Rt. Hon The Baroness Chalker of Wallasey PC	Nil	Nil	Nil
Chester Crocker	5,000	Nil	Nil
Thomas Gibian	20,000	Nil	Nil
Gordon Edward Haslam	Nil	Nil	Nil
Sam Jonah	45,302	Nil	269,664
Michael Martineau	Nil	Nil	Nil
Nicholas Morrell	Nil	Nil	Nil
Eleanor Ofori Atta	553	Nil	46,569
Trevor Schultz	23,548	Nil	134,792
S Venkatakrishnan	Nil	Nil	139,620

No such person has any interest in securities of Ashanti Capital.

5 **Interests of the directors of Ashanti Capital**

As at 14 May 2002, the latest practicable date before the publication of this document, save as disclosed in paragraph 4 above, none of the directors of Ashanti Capital (and persons connected with them within the meaning of section 346 of the Companies Act 1985 of the United Kingdom) had any interests in any securities of Ashanti or Ashanti Capital which would (assuming the connected person were a director) be required to be disclosed, and the existence of which is known to or could with reasonable diligence be ascertained by the relevant director.

6 **Interests of Close Brothers and Houlihan Lokey**

As at the date hereof Close Brothers have no interest in Shares or Existing Notes. On completion of the proposed Restructuring, as part of the fee due to our restructuring advisers, Close Brothers, will receive 800,000 New Shares. Close Brothers have entered into undertakings, subject to certain exceptions, not to sell or otherwise dispose of any such shares for a period of up to one year save that Close Brothers can dispose of equal instalments of 200,000 New Shares after periods of three months, six months, nine months and 12 months following the Effective Date.

7 **Service Agreements**

(a) Information relating to the main terms of the service contracts between Ashanti and Mr Trevor Stanley Schultz, Mrs Merene Botsio-Phillips, Mrs Eleanor Darkwa Ofori Atta and Mr Srinivasan Venkatakrishnan are summarised in paragraph 12 of Part XVII of the Listing Particulars.

(b) The main terms of a Technical Services Agreement between Ashanti and Lonmin plc regard the provision by Lonmin plc of the services of Mr S.E. Jonah are summarised in paragraph 13 of Part XVII of the Listing Particulars.

(c) The principal terms of appointment letters between Ashanti and Dr Martineau, Dr Crocker, Mr Gibian, Mr Morrell, The Rt. Hon. The Baroness Chalker of Wallasey PC, Mr Beckett, Mr Anin and Mr Haslam are summarised in paragraph 14 of Part XVII of the Listing Particulars.

8 Material Contracts

Information relating to material contracts is contained in paragraph 17 of Part XVII of the Listing Particulars.

9 Existing MFTL

The Existing MFTL became effective upon completion of the sale of 50 per cent. of the share capital of Cluff Resources Ltd (formerly Cluff Resources Plc) by Ashanti and replaced the Warrant Commitment Letter under which Ashanti agreed to provide its Hedge Counterparties with the Warrants in exchange for margin free trading arrangements. The Hedge Counterparties continued to retain all their other rights under their individual ISDA (International Swap & Derivatives Association, Inc.) agreements and confirmations of trades, except that the cross-default thresholds in the ISDA agreements were conformed so that each agreement had a threshold of US$3 million.

The margin free trading arrangements can be suspended if an event of default is continuing and has not been waived by the Majority Counterparties and the Majority Counterparties give notice to Ashanti of such event of default. The margin free trading arrangements are to be reinstated if the relevant event of default is then remedied by the Ashanti Group.

The Existing MFTL contains many covenants including information covenants and restrictions on creation of security, disposals, change of business, distributions and mergers and acquisitions. It also contained financial covenants, obligations to submit a finance plan and covenants in relation to Ashanti's joint venture in respect of the Geita Mine, including a covenant which prevented the companies in which Ashanti's 50 per cent. interest in the joint venture is held from incurring any additional financial indebtedness which was objected to by the relevant majority of Hedge Counterparties.

10 Interim Margin Free Agreements

Ashanti has entered into Interim Margin Free Agreements (one of which is being held in escrow as described in paragraph 5.1 of Part II of this document) with all of its Active Counterparties, which govern, amongst other things, the continuation of margin free trading arrangements. Under the Interim Margin Free Agreements, the entitlements of the Active Counterparties to call for margin under their hedging arrangements with Ashanti would be suspended unless and until any hedge counterparty actually calls for margin or collateral, or Ashanti provides any form of margin or collateral, in respect of its hedging arrangements.

Such entitlements of the Active Counterparties to call for margin under their hedging arrangements with Ashanti shall be immediately and automatically reinstated, if an event of default occurs which is continuing and has not been waived by the Majority Counterparties (which bears the same meaning as in the Existing MFTL described above in paragraph 9) and the Majority Counterparties give notice to Ashanti of such event of default.

The Interim Margin Free Agreements are conditional upon satisfaction of the following conditions prior to 15 March 2003:

- the Proposed Restructuring (or such other restructuring as is approved by a Super Majority of Hedge Counterparties) being completed. (Super Majority means the approval of the Majority Counterparties, which also represent at least two-thirds in number of the Active Counterparties);
- release from escrow to Ashanti of the Interim Margin Free Agreement currently held in escrow; and
- Ashanti having available to it loan facilities in an amount of not less than US$25 million available for drawing for working capital purposes for a period of not less than 15 months from the date of posting of the documentation to Shareholders in relation to the Proposed Restructuring.

The Interim Margin Free Agreements contain a termination provision, whereby once the Interim Margin Free Agreements have become unconditional, the Interim Margin Free Agreements will terminate and the Existing MFTL will be amended and restated to provide for margin free trading on an ongoing basis, subject only to certain rights to terminate hedging agreements with the Ashanti Group. The terms of the New MFTL are described below in paragraph 11.

In addition the Interim Margin Free Agreements contain provisions which, subject to certain exceptions, would enable the Hedge Counterparties to terminate their hedging arrangements with Ashanti in the event of the announcement of the completion of the sale of all or part of Ashanti's interest in the Geita Mine and/or the related joint venture. Such termination right shall fall away if waived by a Super Majority or the requisite majority of the holders of the New Notes authorise the disposal under the terms of the New Indenture provided that the authorisation is not granted on the basis of accelerated repayments or redemptions of the New Notes.

11 New MFTL

The New MFTL becomes effective once the Interim Margin Free Agreements have been signed by all the Active Counterparties and the other conditions precedent to such Interim Margin Free Agreements have been satisfied, the following conditions remain to be satisfied:

(a) the Proposed Restructuring (or such other restructuring as is approved by an appropriate majority of Hedge Counterparties); and

(b) Ashanti having loan facilities available for drawdown for 15 months from the date of the Circular of not less than US$25 million for working capital purposes.

The New MFTL amends and restates the Existing MFTL (described more particularly in paragraph 9 of this Part III).

The New MFTL provides that any right that a Hedge Counterparty may have, under any of its existing hedging arrangements, to call for margin or otherwise require the provision of any form of security or collateral shall be cancelled and that any new hedging arrangements entered into shall not benefit from margin, or otherwise require the provision of any form of security or collateral other than in certain limited circumstances.

The Hedge Counterparties have a right to terminate their hedging agreements with the Ashanti Group on the occurrence of any of the following:

(a) any Ashanti Group member granting any person the right to call for, or require the provision of, margin or equivalent collateral; or

(b) any person actually calling for, or requiring the provision of, margin or equivalent collateral from any Ashanti Group member (in circumstances where it is permitted to do so pursuant to its hedging agreements with Ashanti); or

(c) any Ashanti Group member entering into a hedging arrangement with a cross-default threshold less than US$5 million; or

(d) any Ashanti Group member granting any right, to any person who enters into a hedging arrangement with any member of the Ashanti Group, analogous or superior to the non-disposal right granted to the Hedge Counterparties in connection with the Geita Mine (or any part of it) or any member of the Joint Venture Group (as defined in the Existing RCF); or

(e) any Ashanti Group member actually paying, posting or granting margin or equivalent collateral,

in each case in relation to any hedging arrangement (other than any permitted hedging arrangement). Permitted hedging arrangements generally relate to hedging in connection with project financings.

In addition, if Ashanti is no longer in compliance with its hedging policy or amends its hedging policy without the prior written approval of the relevant majority of Hedge Counterparties, the Hedge Counterparties will be entitled to terminate their hedging arrangements with the Ashanti Group.

The New MFTL does not contain the covenants and events of default as are set out in the Existing MFTL, however, the New MFTL does contain, amongst other things, financial covenants and a non-disposal clause relating to the Geita Mine.

The non-disposal clause gives the Hedge Counterparties a right to terminate all hedging arrangements they have with any member of the Ashanti Group. This termination right is only exercisable during such period as the holders of Existing Notes, or New Notes after the completion of the Proposed Restructuring, have a right to have their indebtedness repaid or repurchased ("Noteholders Repayment Right") as a result of an announcement of the completion of the sale of all or any part of the Ashanti Group's interest in the Geita Mine or any member (in whole or in part) of the Joint Venture Group (as defined in the Existing RCF).

The termination right can be waived by a Super Majority (as defined above) of the Active Counterparties, and will fall away if at least 75 per cent. in value (as at the business day before the Noteholders Repayment Right has become exercisable) of the holders of the Existing Notes, or New Notes after the completion of the Proposed Restructuring, irrevocably confirm in writing that they will not exercise their Noteholder Repayment Right.

12 New RCF

On 14 May 2002, Ashanti entered into US$100 million revolving credit facility with a group of syndicate banks led by Barclays Capital (the investment banking division of Barclays Bank PLC), Bayerische Hypo-und Vereinsbank A.G., NM Rothschild & Sons Limited and Standard Bank London Limited ("Lenders"). The New RCF, which is conditional, amongst other things, on the completion of the Proposed Restructuring will be repaid in eight semi-annual instalments each of US$10 million commencing 12 months after the first drawdown with a further final instalment of US$20 million.

The interest rate applicable to the New RCF increases over the life of the loan. The term of the loan is five years. The interest rate is as follows:

(a) Years 1 and 2 – US LIBOR plus 1.75 per cent.; and

(b) Years 3, 4 and 5 – US LIBOR plus 2.00 per cent.

The New RCF will be provided to the Ashanti Group through its subsidiary Ashanti Finance (Cayman) Limited ("Borrower") to pay and refinance the US270 million revolving credit facility dated 3 December, 1998 (as amended and restated) between, amongst others, the Borrower and several financial institutions, and once the Existing RCF has been repaid and cancelled in full, for general corporate purposes.

Key points of the New RCF

The New RCF is guaranteed jointly and severally by Ashanti (as Parent), Ashanti Treasury Services Limited ("ATS"), Geita Treasury Services Limited ("GTS"), Société Ashanti Goldfields de Guinee and Ashanti Goldfields Bibiani Limited (as the Guarantors).

The Lenders under the New RCF will have security over all the hedging contracts entered into by ATS and GTS, certain gold refining and purchasing agreements, certain insurance contracts, gold in transit and certain bank accounts.

There is a commitment fee which increases over the life of the loan as follows:

(a) Years 1 and 2 payable at – 0.75 per cent. on available but undrawn amounts; and

(b) Years 3, 4 and 5 payable at – 0.90 per cent. available but undrawn amounts.

The financial covenants will provide that consolidated net debt to consolidated EBITDA is no greater than:

(a) 2.75 x for the twelve month periods ending on 31 December, 2002 and 30 June 2003;

(b) 2.50 x for the twelve month period ending on 31 December, 2003; and

(c) 2.25 x thereafter.

Consolidated tangible net worth is not to be less than US$350 million at any time. Consolidated net debt will not exceed 75 per cent. of the consolidated tangible net worth for the period ending on or before 30 June 2004 and thereafter shall not exceed 50 per cent. of the consolidated tangible net worth.

The New RCF imposes terms and conditions on the Ashanti Group including the provision of detailed financial and other information, financial covenants (in greater detail to those referred to above); restrictions on acquisitions, restrictions on investments and loans to non-group companies and ring fenced project finance entities, restrictions on the creation of security, restrictions on disposal of assets, restrictions on making loans or providing credit, and restrictions on change of business. These provisions are relatively standard for facility of this nature.

The Events of Default in the New RCF include:

(i) cross default in respect of financial indebtedness of material group members (excluding certain subsidiaries, such as Kimin and ring fence project finance entities) in excess of US$5 million;

(ii) insolvency of material group members;

(iii) nationalisation of certain assets of the Ashanti Group;

(iv) reduction of foreign exchange retention levels;

(v) termination of the margin free trading arrangements other than in accordance with the terms of the Interim Margin Free Trading Letter or the New MFTL (as the case may be) and termination of hedging agreements without the consent of Ashanti and its risk management committee;

(vi) change of control of Ashanti which is reasonably likely to have a material adverse effect.

Conditions Precedent

Drawdown under the New RCF is subject to the satisfaction of (or waiver of) certain documentary condition precedents, which are relatively standard for a facility of this nature.

There are also certain specific conditions precedent which have been tailored to the requirements of the Lenders under the New RCF. These include (but are not limited to) the Proposed Restructuring becoming effective, the approval of the Bank of Ghana to the guarantees given by the Guarantors, the provision of information relating to any pending or current litigation, copies of the Interim Margin Free Trading letters and certificates from the Guarantor's insurers detailing the insurance cover provided.

In addition, the terms of the New RCF provide for certain representations and warranties to be repeated prior to each drawdown request and in respect of each interest period. Such representations include:

(A) there has been no material adverse change in the consolidated financial statements of Ashanti since the date that these statements were drawn up and that other than disclosed by Ashanti prior to date of entry into the New RCF; and

(B) there is no litigation, arbitration or administrative proceedings current or to Ashanti's knowledge, pending or threatened which would if adversely determined would be reasonably likely to have a material adverse effect on; (A) the business or financial condition of Ashanti, certain subsidiaries of Ashanti or the Ashanti Group taken as a whole, (B) the ability of Ashanti or its relevant subsidiaries to perform its obligation under the New RCF, or (C) the validity of the New RCF or security documents relating to it.

The Borrower will enter into an escrow arrangement with the Existing RCF Lenders and the New RCF Lenders to ensure that the Existing RCF is repaid from the first drawdown under the New RCF and that consequently the security granted by the Guarantors is released by the Existing RCF Lenders.

13 Amendment to Existing Indenture

By a first supplemental indenture entered into between Ashanti Capital, Ashanti and Bank of New York as the trustee under the Existing Indenture dated 10 May 2002, the Existing Indenture was amended to permit Note Investors in connection with the Scheme and prior to the Record Date to exchange interests in the Existing Notes in the form of global notes for registered notes.

14 Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the registered office of Ashanti at Gold House, Patrice Lumumba Road, Roman Ridge, Accra, Ghana and at the offices of Norton Rose, Kempson House, Camomile Street, London EC3A 7AN and Maples and Calder, Ugland House, PO Box 309 GT, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies up to and during the Grand Court hearing to sanction the Scheme:

(a) this document and the Listing Particulars;

(b) the Regulations;

(c) the Existing Indenture (as amended);

(d) the New Indenture;

(e) the Deposit Agreement;

(f) the audited consolidated accounts of the Ashanti Group for the years ended 31 December 2000 and 31 December 2001;

(g) the written undertakings, between Ashanti, Ashanti Capital and each member of the Ad Hoc Committee and other persons who have given undertakings to vote in favour of the Scheme referred to in paragraph 2.3 Part II above;

(h) the Interim Margin Free Agreements, New MFTL and New RCF referred to in paragraphs 10, 11 and 12 of this Part III; and

(i) the Escrow Agreement.

PART IV

SCHEME OF ARRANGEMENT

IN THE GRAND COURT OF THE CAYMAN ISLANDS Cause No. 250 of 2002

IN THE MATTER OF ASHANTI CAPITAL LIMITED

and

IN THE MATTER OF THE COMPANIES LAW (2001 Second Revision)

SCHEME OF ARRANGEMENT
(Under Section 86 of the Companies Law (2001 Second Revision))

between

ASHANTI CAPITAL LIMITED ("the Company")
(an exempted company incorporated with limited liability and registered under the laws of the Cayman Islands, Registered No. 64320)

and its

NOTEHOLDERS
(as hereinafter defined)

PRELIMINARY

1 DEFINITIONS

1.1 In this Scheme, unless the context otherwise requires or otherwise expressly provided hereafter, the following expressions shall bear the following meanings:

"Account Holder"	a person who is recorded in the books of DTC as holding an interest in Existing Notes in an account with DTC or, as the context may require, was recorded in such books as holding an interest in Existing Notes in such an account at the Record Date;
"Affiliate"	in relation to the Company and Ashanti, any body corporate which is its holding company or its subsidiary or another subsidiary of its holding company together with any current or former agent, director, officer, employee or adviser thereof and the definitions "subsidiary" and "holding company" have the meaning given in section 736 of the United Kingdom Companies Act 1985 (as amended) with the word "company" in that section including any body corporate wherever incorporated;
"Ashanti"	Ashanti Goldfields Company Limited, a company incorporated with limited liability under the laws of the Republic of Ghana, Registered No. 7094, which has provided a guarantee of the Existing Notes in respect of the Company's obligations under the Existing Indenture;
"Ashanti Capital (Second) Limited" *or* "ACSL"	Ashanti Capital (Second) Limited, a Cayman Islands wholly-owned subsidiary of Ashanti and the issuer of the New Notes;
"Ashanti Group"	Ashanti and its Affiliates
"Bank of New York"	The Bank of New York, a New York banking corporation;
"business day"	a day (other than a Saturday or Sunday) on which banks are open for business in the Cayman Islands, London and New York;
"Clearstream"	Clearstream Banking, société anonyme, Luxembourg;
"Companies Law"	the Companies Law (2001 Second Revision) of the Cayman Islands;
the "Company" *or* "Ashanti Capital"	Ashanti Capital Limited, a Cayman Island wholly-owned subsidiary of Ashanti and the issuer of the Existing Notes;
"Court Meeting"	the meeting of Noteholders convened in accordance with the leave of the Grand Court pursuant to Section 86 of the Companies Law to consider and, if thought fit, to approve the Scheme, including any adjournment thereof;
"dollars", "cents" *and the signs* "$" *and* "US$"	refer to the lawful currency of the United States of America;
"Deposit Agreement"	the deposit agreement dated 21 February 1996 between Ashanti, the Depositary and the owners and beneficial owners from time to time of GDSs issued thereunder;
"Depositary"	Bank of New York (or such other person as may from time to time be appointed) acting in its capacity as depositary under the Deposit Agreement;
"Directors"	the directors of Ashanti as at the date hereof;
"Distribution Agent"	Bank of New York acting in its capacity as escrow agent having been appointed under the terms of the Distribution Agreement;
"Distribution Agreement"	the agreement to be executed between Ashanti Capital and the Distribution Agent on the Effective Date;

"DTC"	The Depositary Trust Company, a New York corporation, and any successor;
"Effective Date"	the date on which this Scheme becomes effective in accordance with its terms;
"Escrow Agreement"	the agreement to be entered into between Ashanti Capital as escrow agent, Ashanti and ACSL, an execution copy of which shall be available for inspection at the offices of Norton Rose, Maples and Calder and Ashanti in accordance with paragraph 14 of Part III of the Scheme Document;
"Euroclear"	Euroclear Bank S.A./N.V., as operator of the Euroclear System;
"Exchange Price"	US$5.75, being the initial exchange price;
"Existing Indenture"	the indenture dated as of 5 March 1996 between the Company, Ashanti and the Trustee (as amended by a supplemental indenture dated 10 May 2002);
"Existing Notes"	the outstanding US$218,571,000 of $5^1/_2$ per cent. Exchangeable Guaranteed Notes due 15 March 2003 issued by the Company and guaranteed by Ashanti being the US$250,000,000 notes issued in March 1996 less the US$31,429,000 notes repurchased prior to the date hereof by the Ashanti Group;
"Existing Shares"	the existing Ordinary Shares as at the date hereof;
"Explanatory Statement"	the explanatory statement circulated with this Scheme;
"GDSs"	global depositary securities, each security representing one Share or evidencing a right to receive one Share deposited with the Depositary;
"Global Notes"	has the meaning ascribed thereto in the New Indenture;
"Grand Court"	the Grand Court of the Cayman Islands;
"Intermediary"	a person who holds an interest in Existing Notes on behalf of another person or persons (or, as the context may require, who held an interest at the Record Date) but which interest is or was not held as an Account Holder;
"LSE"	the London Stock Exchange plc;
"Mix and Match Election"	the facility under which Note Investors may elect, subject to availability as a result of countervailing elections, to vary the proportions in which they receive consideration to which they are directly or indirectly entitled in the manner set out in paragraph 3;
"New GDSs"	the new GDSs to be issued pursuant to the Proposed Restructuring;
"New Indenture"	a final draft (subject to modifications approved between Ashanti and the Ad Hoc Committee) of the indenture in relation to the New Notes to be entered into between ACSL (as issuer), Ashanti (as guarantor) and the Trustee on or prior to the Effective Date, and containing the terms and conditions of the New Notes set out in Part XII of the Listing Particulars;
"New Notes"	US$163,928,000 7.95 per cent. Exchangeable Guaranteed Notes due 30 June 2008 to be issued by ACSL and guaranteed by Ashanti pursuant to the Scheme and having the terms set out in the New Indenture;
"New Securities"	the New Shares, the New GDSs and the New Notes;
"New Shares"	the new Shares (including Treasury Shares which may be issued) to be issued pursuant to the Scheme, together with 800,000 Shares to

	be issued to Close Brothers (or its nominees) on the Proposed Restructuring becoming effective;
"Noteholders"	persons entered on the Register at the Record Date as holding Existing Notes;
"Note Investors"	persons who hold a beneficial or other proprietary interest in Existing Notes as principal at the Record Date;
"NYSE"	the New York Stock Exchange;
"Ordinary Shares" *or* "Shares"	ordinary shares of no par value in the capital of Ashanti;
"Post"	delivery by pre-paid first class post or air mail;
"Proceeding"	any process, action, or other legal proceeding (including without limitation any demand, arbitration, mediation, alternative dispute resolution, judicial review, adjudication, execution, seizure, distraint, forfeiture, re-entry, lien, enforcement of judgement, or enforcement of any security (including, without limitation, enforcement of any letters of credit));
"Record Date"	5.00 p.m. (New York time) on 16 May 2002;
"Register"	the record of holders of the Existing Notes as defined in Section 205 of the Existing Indenture;
"Registrar"	Bank of New York acting in its capacity as registrar for the purposes of the Scheme;
"Released Claim"	any claim against the Company, Ashanti, their respective Affiliates or a Note Investor, by a Note Investor, being a claim against the Company, Ashanti, their respective Affiliates, or a Note Investor to recover loss or damage which the claimant or any other person may have suffered or incurred as a result of investing in the Existing Notes together with all rights to repayment of the principal amount and interest in respect of the Existing Notes concerned;
"Scheme"	this scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Grand Court;
"Scheme Consideration"	the consideration for the transfer to Ashanti or as it may direct of the Existing Notes as set out in paragraph 2.1 of the Scheme and the release of the Released Claims;
"Scheme Document"	the Scheme document addressed to Noteholders and Note Investors containing, amongst other things, an explanatory statement, the terms of this Scheme and the form of this Scheme in Part IV thereof;
"Termination Date"	31 December 2003;
"Treasury Shares"	559,405 Ordinary Shares which are currently held in treasury and are available for re-issue by Ashanti;
"Trustee"	Bank of New York acting in its capacity as trustee under the Existing Indenture;
"United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"United States of America" *or* "US"	the United States of America, its territories and possessions, and any state of the United States or the District of Colombia and all areas subject to its jurisdiction;
"Voting Instruction and Release Form"	the form which accompanies this document to be completed by, inter alia, Note Investors giving details of their interest in Existing

Notes at the Record Date, voting instructions in respect of the Court Meeting and containing the Mix and Match Election and the written undertaking releasing Released Claims. A form of this document is set out in Appendix G to the Scheme Document.

1.2 Interpretation

1.2.1 references to paragraphs and Appendices are to paragraphs and Appendices respectively of the Scheme;

1.2.2 references to a "person" include references to an individual, firm, partnership, company, corporation, unincorporated body of persons or any state or state agency;

1.2.3 references to a statute or a statutory provision include the same as subsequently modified, amended or re-enacted from time to time;

1.2.4 the singular includes the plural and vice versa and words importing one gender shall include all genders; and

1.2.5 headings to paragraphs and Appendices are for ease of reference only and shall not affect the interpretation of the Scheme.

1.3 The Company

1.3.1 The Company was incorporated with limited liability and registered under the Companies Law (1995 Revision) of the Cayman Islands, registered number 64320 for an unlimited duration on 13 February 1996.

1.3.2 In 1996 the Company issued US$250,000,000 of $5^1/_2$% Exchangeable Guaranteed Notes due 15 March 2003 which are constituted by an indenture dated as of 5 March 1996 made between the Company, as issuer, Ashanti, as guarantor, and The Bank of New York, as trustee. Ashanti Capital has acquired a beneficial or other proprietary interest as principal in US$31,429,000 of such notes.

1.3.3 The Company is, and has at all material times been, a wholly owned subsidiary of Ashanti.

1.4 The Purpose of the Scheme

1.4.1 The purpose of the Scheme is:

(a) to enable the Noteholders to exchange the Existing Notes for New Securities and to receive a cash payment; and

(b) to enable the Ashanti Group to continue to carry on business as a going concern.

1.5 Each of Ashanti and ACSL has agreed to appear by Counsel on the hearing of the petition to sanction this Scheme and to undertake to the Grand Court to be bound thereby and to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to the Scheme.

THE SCHEME

1 **Transfer of Existing Notes**

1.1 On the Effective Date, all of the right, title and interest of Noteholders in the Existing Notes will be automatically transferred to Ashanti or as it may direct.

1.2 The Existing Notes will be acquired by Ashanti, or as it may direct, free from all liens, equities, charges and encumbrances and together with all rights attaching thereto at the Effective Date or thereafter attaching thereto including the right to receive and retain all interest and principal in accordance with the terms of the Existing Notes.

1.3 The Existing Notes shall be transferred by the Noteholders to Ashanti and/or its nominees or otherwise as it may direct and to give effect to such transfers any person may be appointed by Ashanti to execute as transferor an instrument of transfer of any Existing Notes and/or to undertake any action or give any instruction to effect such transfer and every instrument of transfer so executed shall be as effective as if it has been executed by the holder or holders of the Existing Notes thereby transferred.

2 **Consideration for the transfer of the Existing Notes**

2.1 In consideration for the transfer of the Existing Notes by Noteholders, but subject as hereinafter provided, Ashanti shall allot and issue New Shares credited as fully paid (which shall be deposited pursuant to the Deposit Agreement and issued as GDSs) and pay cash and ACSL shall allot and issue New Notes credited as fully paid as specified in paragraph 6 on the following basis:

For every US$1,000 par value of Existing Notes	67.567 New GDSs having a value at the issue price of US$3.70 of US$250;
	US$750 principal of New Notes; and
	US$20 in cash plus a cash payment equal to the interest on the Existing Notes from the last interest payment date prior to the Effective Date up to the business day immediately prior to the Effective Date,

and so in proportion, where appropriate, for any greater amount of Existing Notes held on the Record Date.

2.2 Within two business days of the Effective Date, the Scheme Consideration in respect of all the Existing Notes will be issued or paid to Ashanti Capital (as escrow agent) in accordance with paragraph 6 and subject to the terms of the Escrow Agreement. However, Scheme Consideration will only be distributed by the Distribution Agent if it is directed to do so by Ashanti Capital (as escrow agent) in accordance with paragraph 6.

2.3 The New Notes will be issued in denominations and integral multiples of US$1,000. No fractions of New GDSs or denominations of New Notes of less than US$1,000 will be issued or will be transferred to Note Investors but will be rounded down in each case.

3 **Mix and Match Election**

3.1 Subject to paragraph 9, if a Note Investor shall, in relation to the whole or any part of his holding, make an election in accordance with this paragraph 3, the respective number of New Securities to be delivered to him by the Distribution Agent shall be adjusted in accordance with the following provisions of this paragraph 3 and such Note Investor shall, in respect of the Existing Notes in relation to which such election is made, receive pursuant to paragraph 2 above either:

3.1.1 additional New GDSs to be delivered to him (and, accordingly, fewer New Notes); or

3.1.2 additional New Notes to be delivered to him (and, accordingly, fewer New GDSs),

compared to the number of New GDSs and New Notes which he would otherwise receive under paragraph 2 above.

3.2 Subject to paragraph 9, if a Note Investor shall elect in respect of some or all of his holding (those of his Existing Notes in respect of which such election is being made being "Share Elected Notes") to receive more New GDSs he shall be entitled to one New GDS in respect of each US$3.70 principal of New Notes to which he would otherwise have been entitled, any entitlement to a fraction of a New GDS being disregarded for this purpose but being treated in accordance with paragraph 2.3.

3.3 Subject to paragraph 9, if a Note Investor shall elect in respect of some or all of his holding (those of his Existing Notes in respect of which such election is made being "Note Elected Notes") to receive more New Notes he shall be entitled to US$3.70 principal of New Notes in respect of each New GDS to which, in respect of his Note Elected Notes, he would otherwise have been entitled, any entitlement to a denomination of a New Note of less than US$1,000 being disregarded for this purpose but being treated in accordance with paragraph 2.3.

3.4 Neither the aggregate number of New Notes to be allotted or delivered pursuant to the Scheme nor the aggregate number of New GDSs to be issued or delivered pursuant to the Scheme shall be increased as a result of elections made pursuant to this paragraph 3 and accordingly entitlements under elections made pursuant to this paragraph 3 shall be liable to be scaled down as may be appropriate.

3.5 Valid elections for New GDSs made by Note Investors in excess of their basic entitlements to New GDSs in respect of their Share Elected Notes shall be satisfied in full where sufficient New GDSs are available as a result of Note Investors validly making elections for New Notes in excess of their basic entitlements thereto in respect of their Note Elected Notes, thereby releasing New GDSs to which they would otherwise be entitled under the Scheme.

If, under the Mix and Match Election, the number of New GDSs made available as a result of valid elections for New Notes in excess of the basic entitlement thereto is insufficient to satisfy in full all valid elections for New GDSs in excess of Note Investors' basic entitlements thereto in respect of their Share Elected Notes, then such elections for New GDSs shall be scaled down on a pro rata basis making such roundings of an entitlement to fractions of a New GDS as the Directors may determine in accordance with paragraph 16 and the balance of the consideration will be satisfied in accordance with the basic terms of the Scheme.

3.6 Valid elections for New Notes made by Note Investors in excess of their basic entitlements to New Notes in respect of their Note Elected Notes shall be satisfied in full where sufficient New Notes are available as a result of Note Investors validly making elections for New GDSs in excess of their basic entitlements thereto in respect of their Share Elected Notes, thereby releasing New Notes to which they would otherwise be entitled under the Scheme.

If, under the Mix and Match Election, the amount of New Notes made available as a result of valid elections for New GDSs in excess of the basic entitlement thereto is insufficient to satisfy in full all valid elections for New Notes in excess of Note Investors' basic entitlements thereto, then such elections for New Notes shall be scaled down on a pro rata basis making such roundings of an entitlement to denominations of a New Note of less than US$1,000 as the Directors may determine in accordance with paragraph 16 and the balance of the consideration will be satisfied in accordance with the basic terms of the Scheme.

3.7 Any and all elections under the Mix and Match Election shall be exercised by completion of a Voting Instruction and Release Form sent to the Note Investors by or on behalf of Ashanti Capital which shall be executed as a deed by the Note Investor or his duly authorised agent (or in the case of a body corporate executed under seal or otherwise as a deed) and in the case of joint holders in like manner by or on behalf of all such holders, and to be effective the Voting Instruction and Release Form must be properly completed and returned in accordance with the instructions thereon so as to arrive with the Registrar duly endorsed by the relevant Account Holder (or Noteholder) by not later than 5.00 p.m. (New York time) on 10 June 2002. Only elections made in Voting Instruction and Release Forms validly submitted in all respects by this date will be accepted. Voting Instruction and Release Forms so completed and lodged shall not be revocable.

4 New Shares/New GDSs

4.1 New Shares/New GDSs to be issued pursuant to paragraph 2 shall be issued in accordance with the terms and conditions contained in Ashanti's Regulations and ranking pari passu with all

Shares in issue on the Effective Date and shall rank for any dividends or distributions made, paid or declared following the Effective Date. New GDSs shall be issued in accordance with the terms of the Deposit Agreement.

4.2 New Shares may be issued out of Treasury Shares.

5 New Notes

The New Notes shall be issued on the terms of, and subject to, the New Indenture.

6 Settlement

6.1 Within two business days of the Scheme becoming effective, Ashanti and ACSL shall make all such allotments of and shall issue such New Securities as are required to be issued by each of them and pay such amounts as are necessary to give effect to this Scheme to Ashanti Capital (as escrow agent) to hold (in an account(s) with the Distribution Agent as Ashanti Capital's nominee) in escrow on trust for the Noteholders in accordance with the terms of the Escrow Agreement. Ashanti Capital (as escrow agent) will direct the Distribution Agent to distribute the Scheme Consideration only in accordance with its instructions. The Distribution Agent shall be acting solely as nominee of Ashanti Capital (as escrow agent) and shall have no responsibilities to the Noteholders or the Note Investors in respect of the Scheme Consideration.

6.2 The New Notes will be issued in global form with one or more Global Notes being issued to Cede & Co as nominee of DTC. The beneficial interests in the Global Notes will initially be credited to Ashanti Capital (as escrow agent) to be held in account with the Distribution Agent as Ashanti Capital's nominee.

6.3 The New Shares will be issued to Note Investors in the form of New GDSs. One or more certificates representing the total of the New Shares to be issued will be registered in the name of the Depositary or its nominee and deposited with the Custodian. The New GDSs will initially be credited to Ashanti Capital (as escrow agent) to be held in account with the Distribution Agent as Ashanti Capital's nominee.

6.4 A single payment of cash representing the entire amount of the exchange fee together with accrued interest on the Existing Notes in respect of the period from the last interest payment date prior to the Effective Date up to the business day immediately prior to the Effective Date to which Noteholders and Note Investors may be entitled will initially be credited to Ashanti Capital (as escrow agent) to be held in account with the Distribution Agent as Ashanti Capital's nominee.

6.5 Distribution of the Scheme Consideration by the Distribution Agent shall be effected as follows:

6.5.1 subject to paragraph 6.6, if a properly endorsed and executed Voting Instruction and Release Form with Parts A and D completed has been received by the Registrar by 5.00 p.m. (New York time) on the business day immediately prior to the Effective Date then, within 2 business days of the Effective Date, Ashanti Capital (as escrow agent) will direct the Distribution Agent to credit the relevant proportion of Scheme Consideration directly to the Account Holder specified in the Voting Instruction and Release Form to hold for the relevant Note Investor having taken into account any relevant Mix and Match Election.

6.5.2 subject to paragraph 6.6, if a properly endorsed and executed Voting Instruction and Release Form with Parts A and D completed is received by the Registrar after 5.00 p.m. (New York time) on the business day immediately prior to the Effective Date, then within 14 business days, Ashanti Capital (as escrow agent) will direct the Distribution Agent to credit the relevant proportion of the Scheme Consideration directly to the Account Holder specified in the Voting Instruction and Release Form to hold for the relevant Note Investor.

6.6 If Ashanti, Ashanti Capital, ACSL or the Distribution Agent is advised that the distribution of any New Securities would infringe the laws of any jurisdiction or would require Ashanti or ACSL or the Distribution Agent to observe any governmental or other consent or any registration, filing or other formality, Ashanti Capital and/or Ashanti may determine that the

New Securities (and any proceeds therefrom) should be dealt with in accordance with paragraph 9.2.

6.7 Fractional entitlements of Note Investors will be dealt with in accordance with paragraph 2.3.

6.8 Subject to paragraph 6.5, the Scheme Consideration will be settled with each Note Investor in accordance with the usual procedures of the clearing systems operated by DTC, Euroclear and Clearstream (as appropriate). Neither Ashanti nor its Affiliates shall have any responsibility to the Noteholders or Note Investors other than making payments to the relevant Account Holder.

6.9 Each mandate relating to the payment of any interest on any Existing Notes and other instructions given to Ashanti Capital, Ashanti or the Account Holders in force on the Effective Date shall, unless and until amended or revoked, be deemed as from the Effective Date to be an effective mandate or instruction to Ashanti, Ashanti Capital (as escrow agent) and ACSL in respect of the Scheme Consideration.

6.10 On the Effective Date, Ashanti Capital and Ashanti's liability to Noteholders under the Existing Indenture shall be released.

6.11 The provisions of this paragraph 6 shall be subject to any condition or prohibition by law.

7 Voting Instruction and Release Forms

7.1 Information reasonably required by Ashanti Capital, Ashanti and the Registrar to enable there to be determined the amount of Scheme Consideration to which each Note Investor may be entitled shall be provided by Note Investors (or their duly authorised agents) by completing a Voting Instruction and Release Form substantially in the form of Appendix G of Part II of the Scheme Document and returning it to their Account Holders. A Voting Instruction and Release Form completed by a person that has acquired an interest in Existing Notes after the Record Date will not be valid for the purposes of determining the amount of Scheme Consideration and will not be accepted.

7.2 No Scheme Consideration will be issued unless at least Parts A and D of the Voting Instruction and Release Form have been validly completed and executed, endorsed by the Account Holder, and submitted to the Registrar.

7.3 A Voting Instruction and Release Form may at any time before the Effective Date by agreement between the Note Investor and Ashanti Capital be withdrawn or varied. After the Effective Date, Note Investors will not be entitled to amend or provide further information in respect of the interests in Existing Notes held by them except in response to a request for information from the Company.

7.4 Ashanti Capital may reject a Voting Instruction and Release Form in whole or in part if it is not correctly completed and signed or for any reason under any applicable law. If it does so, Ashanti Capital shall prepare a written statement of its reasons for doing so and send this as soon as practicable to the Note Investor.

7.5 The Registrar shall have no responsibility to Noteholders or Note Investors to check that a Voting Instruction and Release Form has been properly endorsed and/or executed.

8 Escrow Arrangements

Escrow Agreement

8.1 On the Effective Date, Ashanti Capital (as escrow agent), Ashanti and ACSL shall execute the Escrow Agreement.

Scheme Consideration

8.2 Within two business days of the Effective Date, Ashanti will issue or pay or procure the issue or payment of the Scheme Consideration to Ashanti Capital (as escrow agent) to hold in escrow in accordance with the Scheme and the Escrow Agreement.

8.3 Any New Securities issued and cash paid are held by Ashanti Capital (as escrow agent) on trust for the Noteholders entirely for the purpose of the Escrow Agreement. Following the issue or payment as the case may be of the Scheme Consideration in accordance with paragraph 6.1 none of Ashanti Capital, Ashanti or ACSL shall at any time whatsoever, either present or future, have any beneficial interest in the ownership of these New Securities or entitlement to the cash paid.

8.4 Dividends (if any) paid on any New Shares, or interest or principal paid in compliance with the terms of the New Notes, for the time being held by Ashanti Capital (as escrow agent), shall be paid to Ashanti Capital (as escrow agent) to hold in escrow, and such dividends, interest and principal payments shall be transferred to the person to whom Ashanti Capital (as escrow agent) shall have been directed to transfer the New Securities who is ultimately established to be entitled to the New Securities in respect of which these dividends, interest and principal payments have been paid.

8.5 Ashanti Capital (as escrow agent) shall not exercise any voting rights attaching to any New Securities held by it in its capacity as escrow agent.

8.6 If by the Termination Date there remains held by Ashanti Capital after the transfers in accordance with this Scheme have been made:

8.6.1 any New Securities, such New Securities will either be cancelled or repurchased by Ashanti or as it may direct for a total consideration of US$1;

8.6.2 any cash, it will be repaid to Ashanti.

9 Impact of Securities Law

9.1 The provisions of paragraphs 2, 3 and 6 shall be subject to any prohibition or condition imposed by law. If, in respect of any holder of Existing Notes, Ashanti, Ashanti Capital or ACSL is advised that the allotment, issue or transfer of New Securities pursuant to paragraphs 2, 3 or 6 would infringe the laws of any jurisdiction or would require Ashanti or ACSL to observe any governmental or other consent or any registration, filing or other formality, Ashanti or ACSL may determine that no New Securities shall be allotted, issued or transferred to such holder under paragraphs 2, 3 or 6 but shall instead be allotted, issued or transferred to a nominee appointed by Ashanti or ACSL as trustee for such holder.

9.2 The New Securities shall be held on terms that the nominee shall, as soon as practicable following the Effective Date, sell the New Securities so allotted, issued or transferred at the best price which can reasonably be obtained and shall account for the net proceeds of such sale (after the deduction of all expenses and commissions, including any value added tax payable thereon) by transferring monies to the holder of such Existing Notes in accordance with the provisions of paragraph 6.

10 Miscellaneous

10.1 All deliveries of notices and documents of title required to be made by this Scheme shall be effected by posting the same in pre-paid envelopes and/or using the customary procedures of DTC or to such other addresses (if any) or by such method as Ashanti Capital, Ashanti or ACSL may agree in writing.

10.2 None of Ashanti Capital, Ashanti or ACSL shall be responsible for any loss or delay in the transmission of the notices or documents of title posted in accordance with paragraph 10.1 which shall be posted at the risk of the addressee.

11 Operation of this Scheme

11.1 This Scheme shall become effective as soon as a copy of the Order under section 86 of the Companies Law shall have been duly delivered by the Company to the Registrar of Companies in the Cayman Islands for registration.

11.2 The Directors will not deliver the copy of the Order of the Grand Court sanctioning the Scheme to the Registrar of Companies in the Cayman Islands for registration unless all the conditions specified in Part VI of this document shall have been satisfied or waived.

11.3 Unless this Scheme shall become effective on or before 31 December 2002 or such later date, if any, as Ashanti Capital may agree and the Grand Court may allow, this Scheme shall never become effective.

11.4 Ashanti Capital shall give notification of the Effective Date to Noteholders and Note Investors by an announcement to the LSE and NYSE.

12 Costs

12.1 There shall be paid in full by Ashanti Capital all costs, charges, expenses and disbursements reasonably incurred by Ashanti Capital in connection with the negotiation, preparation and implementation of the Scheme as and when they arise, including the costs of holding the meeting of Noteholders convened to consider the Scheme and the costs of obtaining the sanction of the Grand Court and the costs of placing the notices required by the Scheme.

12.2 Ashanti Capital has agreed to meet and pay the Ad Hoc Committee's costs, charges, expenses and disbursements reasonably incurred in connection with the negotiation, preparation and implementation of the Scheme and the costs of the Registrar and Distribution Agent.

12.3 Ashanti Capital has agreed to meet, and shall pay, the costs, charges, expenses and disbursements of the Trustee (including those of its legal advisors) reasonably incurred in connection with the implementation of the Scheme.

13 Modifications of the Scheme

Ashanti Capital may, at any hearing to sanction the Scheme, consent on behalf of all Noteholders to any modification of the Scheme or any terms or conditions which the Grand Court may think fit to approve or impose and which would not directly or indirectly have a materially adverse effect on the interests of any Noteholder or Note Investor under the Scheme.

14 Notice

14.1 Any notice or other written communication to be given under or in relation to this Scheme shall be given in writing and shall be deemed to have been duly given if it is delivered by hand or sent by Post, and by air mail where it is addressed to a different country from that in which it is posted, to:

14.1.1 in the case of Ashanti Capital

c/o Ashanti Goldfields Company Limited
Gold House
PO Box 2665
Accra
Ghana
Attention: Ernest Abankroh
Tel: +233 21 77 2235/4977
Fax: +233 21 775 947

14.1.2 in the case of a Noteholder, Note Investor, Account Holder or Intermediary its last known address according to Ashanti Capital or at Ashanti Capital 's sole discretion, to the Trustee

14.1.3 in the case of any other person, to any address set forth for that person in any agreement entered into in connection with the Scheme.

14.2 Any notice or other written communication to be given under the Scheme shall be deemed to have been served:

14.2.1 if delivered by hand, on the first business day following delivery; and

14.2.2 if sent by Post, on the second business day after posting if the recipient is in the country of dispatch, otherwise on the seventh day after posting.

14.3 In proving service, it shall be sufficient proof, in the case of a notice sent by Post, that the envelope was properly stamped, addressed and placed in the Post.

14.4 The accidental omission to send any notice, written communication or other document in accordance with this paragraph or the non-receipt of any such notice by any Noteholder, shall not affect the provisions of the Scheme.

15 Governing Law and Jurisdiction

The Scheme shall be governed by, and construed in accordance with, the laws of the Cayman Islands and the Noteholders hereby agree that the Grand Court shall have exclusive jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute which may arise out of the Explanatory Statement in Part II of the Scheme Document or any provision of the Scheme, or out of any action taken or omitted to be taken under the Scheme or in connection with the administration of the Scheme, and for such purposes, the Noteholders irrevocably submit to the jurisdiction of the Grand Court, provided, however, that nothing in this paragraph 15 shall affect the validity of other provisions determining governing law and jurisdiction as between Ashanti Capital and any of its Noteholders whether contained in any contract or otherwise.

16 Exercise of discretion

Where, under any of the provisions of the Scheme, a matter is to be determined by the Directors, Ashanti, Ashanti Capital or the Registrar or the Distribution Agent as the case may be, it shall be determined by them, in their discretion in such manner as they may consider fair and reasonable. If any difficulty shall arise in determining any such matter either generally or in any particular case or in ensuring the result described above, it shall be resolved by the Directors in such manner as they shall consider to be fair and reasonable and their decision shall be final and binding on all concerned.

15 May 2002

PART V

NOTICE OF COURT MEETING

IN THE GRAND COURT OF THE CAYMAN ISLANDS Cause No. 250 of 2002

IN THE MATTER OF ASHANTI CAPITAL LIMITED

and

IN THE MATTER OF THE COMPANIES LAW (2001 SECOND REVISION)

NOTICE IS HEREBY GIVEN that by an Order dated 14 May 2002 made in the above matters, the Grand Court has directed a Meeting to be convened of the Noteholders (as defined in the Scheme hereinafter mentioned) of the above-named company (hereinafter called the "Company") for the purpose of considering and, if thought fit, approving (with or without modification) a Scheme proposed to be made between the Company and the Noteholders and that such Meeting will be held at 10.30 a.m. (New York time) on 17 June 2002 at the offices of Norton Rose, Kempson House, Camomile Street, London, EC3A 7AN.

A copy of the Scheme is incorporated in the document of which this Notice forms part (the "Scheme Document") and definitions used in Part II of the Scheme Document shall, unless the context otherwise requires, have the same meaning when used herein.

VOTING ARRANGEMENTS

The following is a summary of the arrangements which have been made for the purpose of voting in respect of the Scheme at the Court Meeting. **Full details of these arrangements, and the action to be taken by Noteholders and Note Investors, are set out in the Scheme Document.**

Almost all the Existing Notes are in global form held by Cede & Co as nominee for DTC, being the Global Security Depositary under the Existing Indenture. In accordance with the usual procedures of DTC, the Account Holders will, in connection with the Scheme, be appointed by Cede & Co as its proxies to vote in relation to the Existing Notes which they are recorded as holding in an account with DTC at the Record Date. The Account Holders (as directed by Note Investors) will appoint proxies to attend and vote at the Court Meeting. Each investor in Existing Notes should convey his instructions to his Account Holder or Noteholder as described below.

1 *Completing a Voting Instruction and Release Form:*

Votes attributable to Existing Notes may be cast either by attending and voting at the Court Meeting or by appointing someone else to do the same. The Scheme Document is accompanied by a Voting Instruction and Release Form. Note Investors should complete this form to elect whether to attend and vote at the Court Meeting or to appoint someone else to do the same.

Voting Instruction and Release Forms should be completed and submitted as described below in sufficient time for Account Holders to confirm the instructions in the forms electronically to DTC. DTC will then confirm those instructions electronically to the Registrar. The Account Holder or Noteholder must also forward the original Voting Instruction and Release Forms to the Registrar, being The Bank of New York at 48th Floor, One Canada Square, London E14 5AL, Attn: Sunjeeve Patel, Ref: Ashanti Scheme, by 5.00 p.m. (New York time) on 10 June 2002. Time is of the essence with respect to such deadline.

If the Voting Instruction and Release Forms are received by the Registrar after that time, such forms will not be valid for the purposes of voting at the Court Meeting or for participating in the Mix and Match Election. However, a Noteholder may still vote at the Court Meeting but must attend and vote in person in order to do so.

2 *Attending to vote in person*

If a Note Investor wishes to attend and vote at the Court Meeting in person, or to nominate and appoint another person to attend and vote at the meeting in person on his behalf, he must ensure that a properly endorsed and executed Voting Instruction and Release Form is sent to his Account Holder who must

351

ensure that it is received by the Registrar by 5.00 p.m. (New York time) on 10 June 2002 and he (or the person nominated to attend on his behalf) must produce a copy of that Voting Instruction and Release Form at the Court Meeting together with evidence of his identity.

3 Arranging for votes to be cast in your absence

If you are entitled, but do not wish, to attend and vote at the Court Meeting, you may instruct the Account Holder or the Noteholder (if the Existing Notes are not held through DTC) to arrange for the Chairman of the Court Meeting to be appointed as proxy and for votes attributable to any Existing Notes in which you have an interest to be cast in accordance with your instructions.

4 General

By the Order, the Grand Court has appointed Srinivasan Venkatakrishnan or, failing him, Michael Gisborne or, failing him, William Hamilton-Turner, to act as Chairman at the said Court Meeting, and has directed the Chairman to report the result of the Court Meeting to the Court.

In the event that the Scheme is approved by Noteholders or persons voting on their behalf, a hearing before the Grand Court is necessary in order to sanction the Scheme. All Noteholders will be entitled, and all Note Investors will be permitted, to attend the Grand Court hearing in person or through Counsel to support or oppose the sanctioning of the Scheme. It is expected that the Grand Court hearing will be held on 2 July 2002 at the Grand Court of the Cayman Islands, Grand Cayman, British West Indies.

Dated this 15th day of May 2002

Maples and Calder
Ugland House
PO Box 309 GT
South Church Street
George Town
Grand Cayman, Cayman Islands
British West Indies

PART VI

CONDITIONS TO THE IMPLEMENTATION OF THE SCHEME

The Proposed Restructuring will be subject to the following conditions being satisfied:

(i) the approval by a majority in number representing 75 per cent. in value of the Noteholders present and voting, either in person or by proxy, at the Court Meeting;

(ii) the passing of the Restructuring Resolution at the Extraordinary General Meeting;

(iii) admission of the New Securities to be issued pursuant to the Proposed Restructuring to:

  (a) the Official List of the UK Listing Authority becoming effective in accordance with paragraph 7.1 of the Listing Rules issued by the UK Listing Authority and the admission to trading of such securities on the main market of the LSE for listed securities becoming effective in accordance with the London Stock Exchange Admission and Disclosure Standards or (if Ashanti agrees) the UK Listing Authority and the London Stock Exchange agreeing or confirming their decision to so admit; and

  (b) the NYSE or (if Ashanti agrees) the NYSE agreeing or confirming its decision to so admit;

(iv) admission of the New Shares to be issued pursuant to the Proposed Restructuring to the First List of the Ghana Stock Exchange or (if Ashanti agrees) the Ghana Stock Exchange agreeing or confirming its decision to so admit;

(v) the sanction (with or without modification) of the Scheme to implement the Proposed Restructuring by the Grand Court and a copy of the Order of the Grand Court being delivered for registration to the Registrar of Companies in the Cayman Islands;

(vi) the approval to the Proposed Restructuring of the Hedge Counterparties in accordance with the requirements of the Existing MFTL;

(vii) the approval of the Proposed Restructuring by Ashanti's Lending Banks in accordance with the requirement of the Existing RCF or the repayment of Ashanti's Existing RCF;

(viii) the approval of the Governor of the Bank of Ghana to the issue of the guarantee by Ashanti in respect of the New Notes; and

(ix) a permanent restraining order of the United States Bankruptcy Court under Section 304 of Title II of the United States Code being made to give effect to the Proposed Restructuring as a matter of United States law.

Ashanti reserves the right to waive or amend conditions (iv), (vi), (vii), (viii) and (with the approval of the Ad Hoc Committee) (ix). The satisfaction or occurrence of any of the conditions of the Proposed Restructuring cannot be guaranteed. Ashanti shall be under no obligation to waive, to determine as being fulfilled, or to treat as fulfilled, any of the above conditions to the Proposed Restructuring notwithstanding that the other conditions may have been waived or fulfilled as at an earlier date.

Unless condition (ix) is waived with the consent of the Ad Hoc Committee, Ashanti will not make the Scheme effective (and thus complete the Proposed Restructuring) by filing a copy of the Order of the Court sanctioning the Scheme until a permanent restraining order of the United States Bankruptcy Court under Section 304 of Title II of the United States Code is made to give effect to the Proposed Restructuring as a matter of United States law.

The Proposed Restructuring is not conditional on the Interim Margin Free Agreements, the New MFTL or the New RCF becoming effective and unconditional.

The approval of the Governor of the Bank of Ghana to satisfy condition (viii) has been obtained. Ashanti is seeking the appropriate approval of the Lending Banks to the Proposed Restructuring, Ashanti will undertake to the Lending Banks not to make the Scheme effective unless it is able immediately thereafter to draw down on the New RCF to repay the Existing RCF. Whilst the Proposed Restructuring is not conditional on the Interim Margin Free Agreements, the New MFTL or the New RCF becoming effective and unconditional, unless Ashanti is able to repay the Existing RCF by other means, the Proposed Restructuring can only become effective if Ashanti has satisfied the conditions precedent to the New RCF.

RF60496

Produced by THE & FACTOR. Printed in England by Royle Financial Print

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2002

ASHANTI GOLDFIELDS COMPANY LIMITED

By: ....

Name: Ernest Abankroh

Title: Company Secretary

Signature/ea*